Form 20-F
period 2021-12-31
SMITH & NEPHEW PLC
filed 2022-03-07
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

INFORMATION FOR SHAREHOLDERS (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

◻	Other information	XXX

Commission file number 1-14978

» Read more on page 42-7
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

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 885,190,622 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined. in Rule 405 of the Securities Act    Yes  ⌧    No  ◻

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
◻ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ◻     Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ⌧

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ⌧     No  ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ⌧    No  ◻

+Life Unlimited Annual Report and Accounts 2021

Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

+	Our Performance

	$5,212m Group revenue		59.8¢ +17% Earnings per share (EPS)	80.9¢ +25% Adjusted earnings per share[1] (EPSA)
	Reported 14.3%	Underlying[1] 10.3%

	37.5¢ Unchanged Dividend per share		$593m +101% Operating profit	$936m +37% Trading profit[1]

	7.3% +20bps Return on invested capital[1] (ROIC)		11.4% +490bps Operating profit margin	18.0% +300bps Trading profit margin[1]

	$356m +16% R&D expenditure		$1,048m +8% Cash generated from operations	$828m +20% Trading cash flow[1]

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

Smith+Nephew Annual Report 2021	1

Who we are

We are a values-led employer +
Investing in innovation + Serving
healthcare customers + Building
a healthy and sustainable future

We serve our customers through
our three global franchises.

Orthopaedics

Orthopaedics includes an innovative range of Hip and Knee Implants used to replace diseased, damaged or worn joints, robotics-assisted and digital enabling technologies and services that empower surgeons, and Trauma products used to stabilise severe fractures and correct hard tissue deformities.

Sports Medicine
& ENT

Our Sports Medicine & Ear, Nose and Throat (ENT) businesses offer advanced products and instruments used to repair or remove soft tissue. They operate in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Advanced Wound

Management

Our Advanced Wound Management portfolio provides a comprehensive set of products to meet broad and complex clinical needs, and to help healthcare professionals reduce the human and economic consequences of wounds.

» See pages 42–47

2	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Our Strategy for Growth
1	Strengthen the foundation to serve customers sustainably and simply
2	Accelerate profitable growth through prioritisation and customer focus
3	Transform our business through innovation and acquisition
» See page 7

Our culture pillars

» Care

» Collaboration

» Courage

guide our behaviours

and build winning spirit

» See pages 20-27

We invest in innovation, sustainability and medical education to help build a better, healthier world.

Innovation

Innovation is at the heart of Smith+Nephew. We deliver new products that empower healthcare professionals with options to improve patient outcomes. We develop technology through our global Research & Development (R&D) programme, and also acquire exciting technologies where we can add value and make a meaningful difference to our customers and their patients.

Sustainability

We strive to make a sustainable impact on health and wellbeing through a sustainability strategy with challenging targets across the three areas of people, planet and products. This means creating a lasting positive difference to our communities, being a medical technology business that protects our environment and innovates sustainably.

Medical education

Smith+Nephew is committed to educating and training healthcare professionals on the safe and effective use of our products. Every year we provide tens of thousands of surgeons and nurses with opportunities to evaluate the latest evidence, and learn innovative surgical techniques and effective use of our products through our medical education programmes.

» See pages 28-35

» See pages 48-57

» See page 41

Smith+Nephew Annual Report 2021	3

Chair’s statement Focused on shareholder value

Dear Shareholder

In 2021 Group revenue recovered, approaching pre-pandemic levels, despite COVID and supply chain constraints holding back our performance. Margin and earnings also improved from 2020, but are still some way behind pre-pandemic levels. This is partly a matter of choice as the business made investments in areas such as increased R&D for new products and early-stage acquisitions, but also as a result of higher logistics and supply chain cost inflation.

Appointment of new Chief Executive Officer

On 22 February 2022, the Board was pleased to announce that Deepak Nath had been appointed as the Company’s new Chief Executive Officer, succeeding Roland Diggelmann, who will step down by mutual agreement on 31 March 2022. Deepak will take up the role on 1 April 2022.

Roland has provided important stability over the past two years following the previous Chief Executive Officer’s departure and in leading the business through the difficulties of COVID. His collegiate style of management has been well suited to the uncertainties created by early stages of COVID, particularly internally with employees. The Board determined however, and Roland agreed, that now is the right time for a new Chief Executive Officer to bring renewed energy and focus to deliver on the Company’s significant potential for accelerated growth.

Deepak has a wealth of experience leading healthcare businesses globally, delivering significant improvement in operations and execution to drive performance. Most recently he was President of Diagnostics at Siemens Healthineers, responsible for $6 billion of revenue and 15,000 employees. There he led a major programme to drive growth and margin expansion through improved execution and a strong results-focused culture.

In December we announced our Strategy for Growth and new targets for structurally higher revenue growth than historical levels alongside improved margins. The Board was deeply involved in setting this strategy, and believes that Deepak is a leader with the drive, experience and expertise to deliver this step-change in performance. We are delighted to welcome Deepak to Smith+Nephew.

I would like to thank Roland for his commitment and leadership during challenging times, and for the important work he has done to prepare Smith+Nephew for our next stage of development.

Shareholder returns

I and other members of the Board met a number of our shareholders during the year. One topic raised was the impact of recent performance on the share price. We are confident that Deepak and the management team will address the issues that have held the business back. This, combined with our continued investment in innovation, should help drive improved returns.

Along with the Strategy for Growth the Board was pleased to endorse an updated Capital Allocation Framework which balances ongoing investment in the business with maintaining our progressive dividend policy. The Board believes that the new commitment to return surplus capital to shareholders through a regular annual share buy-back, expected to be in the range of $250–$300 million in 2022, will be welcomed by shareholders.

Dividend

For 2021 the Board is recommending a final dividend of 23.1¢ per share, which together with the interim dividend of 14.4¢ per share, will give a total final distribution of 37.5¢ per share. This is in line with the 2020 and 2019 dividend distributions.

Annual General Meeting

Unfortunately COVID restrictions prevented us from welcoming shareholders in person to our 2021 Annual General Meeting (AGM). We were grateful to those shareholders who joined the meeting remotely to watch and listen to proceedings, ask questions and vote. We are hopeful that the 2022 meeting will be an opportunity to see shareholders face-to-face again, and we will also be providing an online option for those who prefer to join remotely, offering shareholders the best of traditional and new ways of participating. The meeting will be held at our state-of-the-art medical education Expert Connect Centre in Watford, UK, on Wednesday 13 April 2022. Please see the Notice of Meeting for important information on attending, including regarding COVID-related safety measures.

Sustainability and Culture

Another area of focus for shareholders has been sustainability. In 2021 Smith+Nephew committed to becoming Net Zero by 2045. Shareholders can read more about this and our wider ESG programmes, including our reporting in accordance with the Task Force on Climate-related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) frameworks, in this report.

Despite the pandemic, the Board has maintained its contact with employees, including meeting members of our UK sales team during a visit to Watford, as well as through virtual events. We continue to be impressed by the strong culture and belief in Smith+Nephew’s purpose of Life Unlimited across the organisation.

4	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

“We are confident
that Deepak and the
management team
will address the issues
that have held the
business back.”

37.5¢

dividend per share,

unchanged from

2020 and 2019.

» You can read
about sustainability
on pages 48–57

Diversity is also important for the Board.
Collectively the Board has considerable
diversity of background and experience.
33% of our Board are female following
the appointment of Jo Hallas in February
2022, and from 1 April 2022 two
members of the Board, John Ma and
Deepak Nath, will be of Asian ethnicity.

Finally, on behalf of the whole Board, I
would like to thank all Smith+Nephew
employees for their continued dedication
to serving our customers and building
our business during 2021. While some of
the challenges we faced in 2021 will
persist into 2022, we are confident that
we have the leadership, strategy and
culture to realise better performance and
shareholder returns.

Roberto Quarta

Chair

Smith+Nephew Annual Report 2021	5

Chief Executive Officer’s review

A solid step forward

Dear Shareholder

At Smith+Nephew, we share a purpose to deliver Life Unlimited for our customers and their patients.

Over the past year, we’ve demonstrated our culture time and again. We remained strong through a global pandemic, served our customers, cared for one another, progressed our Inclusion, Diversity & Equity programme, and brought life-changing products to market.

In our annual Global Employee Survey we saw a strong connection to our purpose and a continued commitment to respectful and ethical behaviour.

I am proud of our team and thank every employee for their contribution.

“Smith+Nephew is
at an inflection point,
with a clear ambition
and Strategy for
Growth.”

» You can read more
about our culture
on page 20

6	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

2021 Performance

2021 was a solid step forward as we delivered revenue of $5.2 billion, up 10.3% compared to 2020 on an underlying basis. Reported revenue grew 14.3%, including a foreign exchange benefit of 210 basis points, and 190 basis points from acquisitions.

Sports Medicine and Advanced Wound Management, representing about two-thirds of our business, delivered revenue above 2019 levels. Orthopaedics was held back as supply chain challenges prevented us from participating fully in the market recovery. The reopening of the ENT market was slow due to the impact of COVID and we expect this segment to accelerate in 2022.

I am pleased that we delivered on the guidance we set in April on both revenue and trading profit margin. Renewed COVID outbreaks meant that external conditions weren’t always ideal, however I’m proud of the dedication of our team in ensuring we met our commitments.

Looking beyond our financial performance, we achieved much else in 2021. We executed key launches, including our first cementless total knee, bringing life-changing technologies to our customers and their patients. We announced a Medical Education Centre in APAC and Innovation and Surgery Centre in EMEA to educate healthcare professionals on our products and help them hone their techniques. We expanded our pipeline of innovation, both through our own work and acquisitions. We made a commitment to net zero emissions by 2045. And we launched Workplace Unlimited to create a more flexible and inclusive workplace for all employees. You can read more about these initiatives and other examples of our progress in this report.

Strategy for Growth

In December we announced our Strategy for Growth. Through this we will compound our outperformance in Advanced Wound Management and Sports Medicine, and regain momentum in Orthopaedics.

The strategy is based on three pillars.

First, we will Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and simply, and deliver the best from our core portfolio.

Second, we will Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.

Third, we will continue to Transform ourselves for higher long-term growth, through investment in innovation and acquisitions.

Through our Strategy for Growth we are targeting consistent 4–6% underlying revenue growth by 2024, structurally ahead of historical levels. We also expect to rebuild our trading profit margin, targeting at least 21% by 2024, with further improvements thereafter.

The strategy is underpinned by a refreshed capital allocation framework, including a new annual share buy-back, which our Chief Financial Officer Anne-Françoise describes in detail in the Financial Review on page 17.

Strategy for Growth will be delivered through the four key value builders of productivity, commercial execution, innovation and acquisitions.

3

Transform

our business

through innovation

and acquisition

2

Accelerate

profitable growth through

prioritisation and customer focus

1

Strengthen

the foundation to serve customers

sustainably and simply

Strategy for Growth will be delivered through the four key value builders

Productivity	Commercial execution	Innovation	Acquisitions

Our Strategy for Growth

Smith+Nephew Annual Report 2021	7

Chief Executive Officer’s review continued

Productivity

Our actions to drive productivity include optimising manufacturing and supply and driving ongoing commercial efficiencies through simplification.

We expect our industry to continue to be impacted by the widely reported global shortages of some raw materials and components, such as electronics. We are closely managing such supply issues on a case-by-case basis, and have simplified our processes to be more agile when additional supply becomes available. We are also stabilising the Smith+Nephew specific challenges.

Beyond this we are building long-term efficiencies, including through the Operations and Commercial Excellence programme. The transfer to a specialist third-party logistics partner in Europe is complete, and in Memphis is due to complete later this year. The new Orthopaedics manufacturing facility in Malaysia is on track to supply ahead of our previous target of the end of 2022, and Costa Rica will shortly move to become a multi-franchise manufacturing facility. These changes will create a more resilient network for supplying our customers.

In terms of efficiencies we are working to focus our commercial resources to better balance growth and margins. Smith+Nephew sells into more than 100 countries, but over 80% of revenue comes from the ten largest. Going forward global launches will focus more narrowly on the largest markets first. We also intend to simplify our portfolio, addressing multiple product lines serving the same clinical need as a result of previous acquisitions or legacy products in some categories. Through this we expect to reduce commercial costs, simplify distribution and enable better control of inventory.

Commercial execution

Our actions to drive commercial execution are focused on maximising the value of our strong portfolio, where we already have leading technology across the franchises.

We have a strong track record to build on, including in Advanced Wound Management where we have returned the European business to growth despite the maturity of the market and competition from low-cost regional players.

In Sports Medicine & ENT ‘selling the procedure’ rather than individual products has already been a core part of our strategy and we intend to replicate that success in Orthopaedics. For instance the launch of our uncemented knee gives us a strong suite of primary and revision knee implants supported by enabling technologies.

In July 2021 Roland
Diggelmann visited
Dubai to celebrate
the first surgery in
the region using
Smith+Nephew’s
CORI◊ Surgical
System.

8	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Innovation

Our commitment to innovation is central to our Strategy for Growth. In recent years we have stepped up our level of investment in R&D from 4.7% of sales in 2017 to 6.8% in 2021. In 2021 we launched multiple new products across the franchises and segments with our major launches described on pages 32–33.

The delivery in 2021 reflects only the early stages of the increased R&D investment. From here, we intend to Accelerate our business by launching flawlessly and to scale, and transform our longer-term outlook with investments in disruptive platform technologies with cross-franchise applications. These include robotics, with the further development of our CORI Surgical System, where we have already expanded into new geographies, and new indications, adding hip surgery for instance.

Acquisitions

The final value builder is acquisitions. We have acquired assets over recent years that move a number of our segments to structurally higher growth potential, including adding the Osiris skin substitutes to Advanced Wound Bioactives, the Tula◊ system for in-office delivery of ear tubes to our ENT business, and an Extremities Orthopaedics business to Trauma. We will continue to use bolt-on acquisitions to enhance our portfolio and pipeline.

In January 2022 we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US.

New commercial model

Changing customer and market dynamics have created new high-growth opportunities. To take advantage of these, in Q4 2021 we brought our surgical franchises under one leadership team mandated with driving excellence in execution and identifying efficiencies across the franchises. With this new approach we will build on our consistently strong performance in Sports Medicine and return our Orthopaedics franchise to a growth trajectory reflecting its strong portfolio.

Smith+Nephew enters 2022 with a clear strategy. Our market fundamentals are strong, and we are among the leading global players in all our franchises. We have a strong and innovative portfolio, and new products on the horizon from our investments in R&D and acquisitions. We have a proven track record in driving improved performance with two of our three franchises, representing around 60% of sales, and in Orthopaedics we are filling the portfolio gap that has held us back and we have clear plans to drive growth.

New leadership

As announced in February 2022, I will shortly be leaving Smith+Nephew. It has been a privilege to lead the Company over my time here. Working through the pandemic has obviously been a challenge for all of us but I’m proud of how the team pulled together, stayed committed to our purpose and kept working to transform the Company.

When I look at Smith+Nephew today, the Company is prepared for the opportunities in the coming years. We have acquired and integrated a range of new growth assets. We have put the commercial structures in place to serve the changing ways of delivering healthcare. And the deep pipeline of innovation that is now in place across the portfolio is truly impressive.

Smith+Nephew is at an inflection point, with a clear ambition and Strategy for Growth. I’d like to wish my successor all the best in leading this great Company through its next exciting chapter.

Roland Diggelmann

Chief Executive Officer

The Extremity

Orthopaedics business

acquired in January 2021

grew in the year despite

market conditions.

13

We executed 13 new
product launches
in 2021. See page 32
for major launches.

Smith+Nephew Annual Report 2021	9

Marketplace

Competing in large and attractive markets	Smith+Nephew competes in global markets worth around $42 billion, which are driven by long term trends and were growing at approximately 4% annually prior to 2020 and the impact of COVID.

Our long-term growth is driven by lifestyle related health conditions, such as increasing prevalence of diabetes and obesity, lifestyle choices such as greater levels of physical activity later in life, as well as improvements to life expectancy, which means that there are increasingly more patients in the world. In emerging markets, these factors have been compounded by economic development including the emergence of an increasingly prosperous middle class driving demand.

While the medical technology market has matured in recent years, changing customer and market dynamics have created new high-growth opportunities. In many countries care is becoming more decentralised, with more orthopaedics procedures moving to outpatient settings such as Ambulatory Surgery Centers (ASCs) in the US. This has long been a feature of the sports medicine market, but a growing percentage of orthopaedic joint replacement cases are now completed in such settings, bringing cost and time savings for healthcare providers.

The impact of COVID has accelerated this trend, as providers optimise outpatient facilities to keep patients separated from COVID patients, catch up on elective procedures and reduce cost. COVID has also accelerated the development and deployment of telehealth solutions for patient care over digital platforms pre and post procedure.

Governments are focused on reducing the cost of healthcare and are sensitive to price. Medical technology companies respond through new innovation and also provide evidence supporting both the clinical and economic benefits of products. At the same time the industry is faced with rising inflation and supply constraints across many raw materials and components.

These pressures increased markedly in 2021 and are likely to continue during 2022. For more details on risks see the Risk Report on page 58.

A highly regulated industry

The medical device sector is one of the world’s most heavily regulated industries. Regulations and industry codes govern the way the industry interacts with healthcare professionals and government officials globally, including the AdvaMed Code of Ethics and the MedTech Europe Code of Ethical Business Practice.

Anti-bribery and corruption legislation, including the UK Bribery Act and the US Foreign Corrupt Practices Act, also apply to Smith+Nephew’s global business. There is also a strong global focus on compliance in both established and emerging markets. For more information on our approach to compliance see page 27.

National regulatory authorities govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the products to ensure they are safe and perform as intended.

The majority of countries require products to be authorised or registered prior to entering the market, and such authorisation or registration needs to be subsequently maintained. Smith+Nephew’s major regulatory authorities include the US Food and Drug Administration (FDA), the Medicines and Healthcare products Regulatory Agency (MHRA) in the UK, relevant EU Competent Authorities, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration (NMPA) in China, and the Australian Therapeutic Goods Administration (TGA).

Inspections and audits by these authorities continue to increase year-on-year and involve significant and continued financial and resource investment by Smith+Nephew to respond appropriately. In addition, we are required to respond to new regulations, such as the European Union (EU) Medical Device Regulation (MDR) which came into effect in May 2021 (see page 35).

In the UK, products can continue to be placed on the market under the CE mark until 30 June 2023. The UK is in the process of developing a new regulatory system, with clarity on the new system expected in 2022.

Geopolitical factors

Following the UK’s departure from the EU, a new Trade and Cooperation Agreement came into effect on 1 January 2021. This includes commitment to zero tariffs and zero quotas on all goods that comply with the appropriate rules of origin. The UK continues to negotiate agreements to reproduce the effects of EU trade agreements with third countries and is also seeking Free Trade Agreements or trade cooperation agreements with a number of nations. In June 2021, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) agreed to open accession talks with the UK.

Many countries are adopting localisation policies that aim to increase domestic manufacturing, with the pandemic focusing greater attention on global supply chains and accelerating this trend. Some countries in key emerging markets remain focused on aggressively lowering healthcare costs and are implementing price-control policies with respect to government procurement of healthcare products. In China we saw this reflected in the introduction of Volume Based Procurement in Hip and Knee Implants in 2021.

10	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The importance of seasonality

There tends to be a higher volume of orthopaedic and sports medicine procedures during the winter months when accidents and sports-related injuries are more frequent. Elective procedures tend to slow down in the summer months due to holidays. Advanced Wound Management is less impacted by seasonality due to the nature of procedures and products. At Smith+Nephew, the majority of our business is in the northern hemisphere, including approximately 50% in the US and 20% in Europe.

In the US, out-of-pocket costs for health insurance plans are tied to medical expenses in a calendar year. As a result, households that have reached their annual deductible amount and/or annual out-of-pocket cap before the year’s end will find it to be cost-effective to schedule necessary procedures later in that year rather than delaying into the next year.

Competition

Smith+Nephew’s three global franchises have several major competitors that differ with respect to product focus, geographic reach and scale. For example, our main surgical competitors are larger in scale and tend to be more exposed to the US, whereas the majority of our key wound competitors are not US-centric.

In our Orthopaedics franchise we are one of four leading players, competing against US-based companies Stryker, Zimmer Biomet and DePuy Synthes. In Sports Medicine, Smith+Nephew holds a leading position behind Arthrex (US), and also competes against Stryker and DePuy Mitek.

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

Market size 2021[1]
Orthopaedics Hip and Knee Implants			Trauma and Extremities[2]			Sports Medicine[3]			Advanced Wound Management

$14.1bn			$12.2bn			$5.3bn			$10.3bn
+11%			+10%			+13%			+11%
2021 growth rate			2021 growth rate			2021 growth rate			2021 growth rate
+2%	-15%		+5%	-5%		+5%	-12%		+5%	-3%
2017–19 average growth	2020 growth		2017–19 average growth	2020 growth		2017–19 average growth	2020 growth		2017–19 average growth	2020 growth

A	Smith+Nephew	11%	A	Smith+Nephew	5%	A	Smith+Nephew	27%	A	Smith+Nephew	14%
B	Zimmer Biomet	32%	B	DePuy Synthes[4]	27%	B	Arthrex	33%	B	3M	18%
C	Stryker	23%	C	Stryker	22%	C	Stryker	11%	C	Mölnlycke	9%
D	DePuy Synthes[4]	20%	D	Zimmer Biomet	12%	D	DePuy Mitek[4]	12%	D	ConvaTec	6%
E	Others	14%	E	Others	34%	E	Others	17%	E	Others	53%

1  Data used in 2021 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes.

2  Following the acquisition of an Extremity Orthopaedics business in 2021 we have conducted a full review of market data and our disclosure now includes Trauma, Extremities, Foot & Ankle and Shoulder.

3  Representing repair products and arthroscopic enabling technologies, and excluding ENT.

4  A division of Johnson & Johnson.

Smith+Nephew Annual Report 2021	11

Business model

How we create value	Value creation is driven by our purpose- driven culture, strategy, customer- centricity, strong product portfolio and commitment to sustainability.

Our resources

Our people & culture

Attracting, developing and retaining high
calibre employees is important. We strive
to build a purpose-driven culture based
on strong and authentic values.

» See page 20 for more

	Ethics & compliance Committed to doing business the right way, compliance is embedded in the way we work. » See page 27 for more	Research & development Innovation is at the heart of our business and we are sustaining our levels of investment in new products, technologies and services. » See page 28 for more

Creating value through

Life Unlimited

Value delivered in 2021

$5,212m	$593m	$936m	c.$40m
Group revenue	Operating profit	Trading profit[1]	Efficiency savings

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

Purpose-driven culture

Having the clear purpose of Life Unlimited gives employees a sense of belief, determination and a common goal. This supports a strong culture which drives performance across the business both in terms of financial and non-financial value.

Strategy for Growth Focuses our efforts to strengthen the foundation, accelerate profitable growth and transform our business through innovation and acquisition.

» Read more on pages 20-27	» Read more on page 7

12	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Manufacturing & quality Operating global manufacturing efficiently and to high standards to ensure quality and competitiveness. » See page 34 for more	Medical education Supporting the safe and effective use of our products through medical education. » See page 41 for more	Sales & marketing Supporting customers through highly specialised sales teams with in-depth technical product knowledge that surgeons and nurses value greatly. » See page 36 for more

156,255	9%	10,000	$329m
Practitioner training instances	Less waste to landfill vs 2019	Hours volunteered	Dividend

» See pages 14–15 for more on our KPIs

strengthen the foundation, accelerate profitable growth and transform our business through innovation and acquisition.

Customer-centricity

Serving our customers is at
the heart of our business model.
We have a global franchise
and regional model led by
management who are specialists
in their areas. This keeps us close
to our customers, ensuring we can
anticipate and meet their needs.

» Read more on
pages 36-47

Strong product portfolio

We have market leading technology
across our broad range of products.
We deploy our capital to drive
continued innovation from our R&D
programmes and invest in product
and technology acquisitions which
improve outcomes and widen
access to life-changing care.

» Read more on
pages 42-47

Sustainability

Our sustainability strategy sets
challenging targets across the
three areas of people, planet and
products. This means creating
a lasting positive difference
to our communities, being a
medical technology business
that protects our environment,
and innovates sustainably.

» Read more on
pages 48-57

Smith+Nephew Annual Report 2021	13

Key Performance Indicators

Measuring our progress

Smith+Nephew uses a number of financial and non-financial Key Performance Indicators (KPIs) to track and evaluate performance and delivery against its Strategy for Growth and other business objectives. Those KPIs in the public domain are consolidated below. A number of other KPIs are commercially sensitive and are not published.

Financial Key Performance Indicators

Revenue growth				Profit margin				Productivity and efficiency
Revenue growth allows management and investors to measure our relative performance. We are committed to outgrowing our markets in the medium term.				Profit margin allows management and investors to determine our relative performance. We are committed to delivering improvements in the medium term.				This KPI helps management and investors measure our progress in driving greater efficiency to liberate resources for reinvestment in future drivers of growth.

Revenue growth – reported				Operating profit margin				Operations transformation

annualised target

$200m

We are undertaking a programme to transform our operations. This is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million.

Operations transformation
annualised progress

4.8%	-11.2%	14.3%	+14.3% Reported revenue growth includes a foreign exchange tailwind of 210bps and 190bps benefit from acquisitions.	15.9%	6.5%	11.4%	11.4% Reported profit margin reflects restructuring costs, as well as acquisition and disposal related items, amortisation and legal and other items.

								c$40m Incremental benefits realised in 2021 » For more information see page 18

2019	2020	2021		2019	2020	2021

Revenue growth – underlying[1]				Trading profit margin[1]

4.4%	-12.1%	10.3%	+10.3% Whilst we saw some recovery, the COVID pandemic continued to impact the business throughout the year.	22.8%	15.0%	18.0%	18.0% 300bps margin uplift reflects improved trading and discretionary cost control offset by higher logistics costs.

2019	2020	2021		2019	2020	2021

Dividend per share				Return on invested capital
Dividend payments allow investors to receive a cash return on their investment in Smith+Nephew.				ROIC allows management and investors to measure the return generated on capital invested, providing a metric for long-term value creation.
37.5¢	37.5¢	37.5¢	37.5¢ The total distribution of 37.5¢ per share, unchanged from 2020 and 2019.	10.5%	7.1%	7.3%	7.3% The higher ROIC in 2021 reflected the increased operating profit.	1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

2019	2020	2021		2019	2020	2021

14	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Non-financial Key Performance Indicators

Investment in innovation				Employee engagement score			Long-term sustainability targets
This KPI allows management and investors to understand how much is being invested in new innovative products designed to drive future revenue growth and profit.				The Gallup Global Engagement Survey allows management and investors to assess how well our employees are engaged, which is a key driver of business performance.			These KPIs allow management and investors to measure progress against our long-term sustainability targets in the three areas of People, Planet and Products.
				Engagement

4.08

Our Grand Mean score of 4.08 positioned us in the 71st percentile in Gallup’s database (2020: 76th percentile). 88% of employees participated (2020: 89%).

» For more information see page 21

Quality and safety

This KPI allows management and investors to understand if we are operating a safe working environment at high standards.

Achieve net zero

Achieve net zero Scope 1 and Scope 2 greenhouse gases (GHGs) by 2040 and Scope 3 GHGs by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHGs by 2025.

Scope 1 and 2 (market-based)∧

30%

Reduction since 2019

Hours volunteered

10,000

Each year employees are encouraged to use paid volunteering time

$292m	$307m	$356m	$356m In 2021 we continued to protect our R&D investment and launched multiple new products from our organic pipeline and acquisitions.

2019	2020	2021

New product launches

This KPI helps us track the number of on-time new product launches to drive future revenue growth.

13

We executed 13 new product launches in 2021. See page 32 for major launches.

Acquisitions

This KPI tracks acquisitions that enhance our portfolio and pipeline, including technology that can change the standard of care and assets in high growth categories.

In January 2021 we acquired an Extremity Orthopaedics business for $236 million, including complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline.

» For more information
see pages 28-35

				Headline safety rate

Waste to landfill

9%

Less waste to landfill versus 2019

Product donations

$1.4m

Each year we donate products to support underserved communities

∧   Please refer to page 57 for our emissions reporting methodology, materiality and scope.

» For details of the actions we are
undertaking to meet our
commitments, see pages 50-52

				0.49	0.30	0.23

Our headline safety rate improved in 2021. We adopt the industry-standard OSHA system to record incidents of occupational injury and ill health. Performance is expressed as the number of incidents per 200,000 hours worked.

				2019	2020	2021

» For more see our
Sustainability Report

Medical education

This KPI helps investors understand how we support the safe and effective use of our products through the provision of medical education.

Practitioner training instances

156,255

» For more information see page 41

Smith+Nephew Annual Report 2021	15

Financial review

Strengthening our foundation

Group performance

	2021 $ million	2020 $ million	Change $ million
Revenue	5,212	4,560	652
Operating profit	593	295	298
Trading profit[1]	936	683	253
Profit before tax	586	246	340
Attributable profit	524	448	76
EPS	59.8¢	51.3¢	8.5¢
EPSA[1]	80.9¢	64.6¢	16.3¢

Non-IFRS measures

The underlying increase in revenue by market reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

					Reconciling items
	2021 $ million	2020 $ million	Reported growth %	Underlying growth %	Acquisitions/ Disposals %	Currency impact %
US	2,658	2,339	13.6	10.5	3.1	–
Other Established Markets[2]	1,638	1,450	12.9	7.7	1.0	4.2
Total Established Markets	4,296	3,789	13.4	9.4	2.3	1.7
Emerging Markets	916	771	18.7	14.6	–	4.1
Total	5,212	4,560	14.3	10.3	1.9	2.1

Trading profit1 reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2021 $ million	2021%	2020 $ million	2020%
Operating profit	593	11.4	295	6.5
Acquisition and disposal related items	7	0.1	4	0.1
Restructuring and rationalisation costs	113	2.2	124	2.7
Amortisation and impairment of acquisition intangibles	172	3.3	171	3.7
Legal and other	51	1.0	89	2.0
Trading profit	936	18.0%	683	15.0%

2021 performance

Group revenue in 2021 was $5,212 million, an increase of 14.3% on a reported basis and an increase of 10.3% on an underlying basis.1

Whilst we saw some recovery, the COVID pandemic continued to impact the business throughout the year. The US market is getting closer to pre-COVID levels. Our other markets are recovering at varying paces, mostly depending on their healthcare structure and COVID waves. Other headwinds in 2021 included supply chain constraints and channel adjustments ahead of the volume-based procurement implementation for hip and knee implants in China.

Our Sports Medicine & ENT and Advanced Wound Management franchises represented almost 60% of our 2021 revenue with both franchises performing above pre-COVID levels. The growth in these franchises in 2021 was driven by strong commercial execution, investment in innovation and acquisitions. The performance of these franchises helped offset the near-term challenges in our Orthopaedics franchise.

The 2021 reported gross profit was $3,669 million. Gross margin improved from 69.4% in 2020 to 70.4% in 2021. This reflects improved operating leverage from revenue growth partially offset by higher input costs, supply chain costs and channel adjustments ahead of China volume-based procurement implementation. The prior year also included the impact of COVID with lower gross margins resulting from factory underutilisation and an increase in inventory provisions.

The reported operating profit for 2021 was $593 million, a 101% increase from the previous year, reflecting improved trading compared to 2020 along with discretionary cost control. Compared to pre-COVID levels, there were headwinds from higher logistics and freight costs, ongoing COVID-related negative leverage from fixed costs and the implementation of China volume-based procurement. In addition, we have made clear strategic choices to invest in R&D, bolt-on acquisitions and new product launches.

1	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.
2	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand.

16	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Trading profit for the year was $936 million and the trading profit margin[1] was 18.0%. Our Sports Medicine & ENT and Advanced Wound Management franchises delivered higher trading profit than 2020, with Advanced Wound Management also showing significant growth over 2019. The trading profit of our Orthopaedics franchise is below 2020 as a result of the headwinds noted above and our investment choices which impacted the trading profit margin in Orthopaedics proportionally more.

Capital allocation

Our new Capital Allocation Framework is aimed at supporting our strategy, whilst also maintaining greater balance sheet efficiency with shareholder returns.

The first priority is to continue to invest in innovation and our sustainability agenda, and the second is acquisitions. These are in line with our strategic goal to drive revenue, and are essential for the sustainable growth of earnings and free cash flow. We’ll do that while maintaining our current commitments to our equity and bond holders, with investment grade credit metrics, and by continuing our progressive dividend policy.

Our confidence in our growth outlook and strong cash generation means that even after these investments and commitments, we expect to have excess cash available. We are therefore making a new commitment to return the surplus to shareholders in the form of a regular annual buy-back. This will start in 2022, when we expect around $250 million to $300 million to be returned.

Finally, we’ve built into our capital allocation process regular reviews of the opportunity to optimise our balance sheet and maintain efficiency while meeting our commitments and investment needs.

Taxation

Smith+Nephew is subject to various taxes in the many countries in which the Group operates. We seek to pay the correct amount of tax in line with local tax laws in each jurisdiction.

During 2021, we made global tax payments of $725 million (2020: $637 million). This comprises $259 million of taxes borne by Smith+Nephew (corporate income taxes, employer social security contributions and customs duties) and $466 million of taxes collected from employees and customers on behalf of governments (employee income taxes and social security contributions and net indirect tax payable).

“Growth in 2021
was driven by
strong commercial
execution, investment
in innovation and
acquisitions.”

» See more on our
franchises and
their performance
on pages 42–47

Smith+Nephew Annual Report 2021	17

Financial review continued

s

Balance sheet data and net debt

Our balance sheet remains strong. Key movements are outlined below.

Overall, goodwill and intangible assets decreased by $27 million. Goodwill increased by $61 million as a result of acquisitions of $96 million which was partially offset by foreign exchange movements of $35 million.

Intangible assets decreased by $88 million primarily because of amortisation and impairment of $239 million and foreign currency movements of $15 million being partially offset by acquisitions of $112 million and additions of $56 million. The acquisition of intangible assets relates to the Extremity Orthopaedics acquisition and additions primarily related to software.

Other non-current assets increased by $175 million primarily due to an increase of $64 million in property, plant and equipment, an $80 million increase in investment in associates and a $49 million increase in retirement benefit assets.

The increase in the investment in associates primarily relates to gains on dilution of our interest in Bioventus ($75 million).

Current assets decreased by $240 million primarily due to a $472 million decrease in cash at bank, relating to the Extremity Orthopaedics acquisition and repayment of debt. This was partially offset by a $153 million increase in inventories, partly driven by inventories acquired from Extremity Orthopaedics. Ensuring we carry optimum levels of inventory remains a focus of the Global Operations team.

Non-current liabilities decreased by $824 million primarily due to a $430 million reclassification of borrowings to current liabilities to reflect repayments due in 2022, and a $259 million decrease in provisions mainly due to a reclassification to current liabilities. Current liabilities increased by $443 million primarily related to the movements described above which were partially offset by scheduled debt repayments.

	2021 $ million	2020 $ million	Change $ million
Goodwill and intangible assets	4,387	4,414	(27)
Other non-current assets	2,109	1,934	175
Current assets	4,424	4,664	(240)
Total assets	10,920	11,012	(92)
Total equity	5,568	5,279	289
Non-current liabilities	3,221	4,045	(824)
Current liabilities	2,131	1,688	443
Total liabilities	5,352	5,733	(381)
Total liabilities and equity	10,920	11,012	(92)
Net debt[2] including lease liabilities	2,049	1,926	123

Cash flow data

Cash generated from operations of $1,048 million is after paying out $28 million of acquisition and disposal related items, $108 million of restructuring and rationalisation expenses and $111 million for legal and other items.

Trading cash flow¹ increased by $138 million driven by improved trading performance. Although trading cash flow increased in 2021, free cash flow¹ decreased by $27 million as the prior year included $22 million net tax refunds, primarily from a UK tax litigation matter, compared to net tax payments of $97 million in the current year.

There was no share buy-back in 2021 as the programme was suspended in light of COVID. During the year ended 31 December 2020, the Group purchased a total of 0.6 million ordinary shares at a cost of $16 million.

	2021 $ million	2020 $ million	Change $ million
Cash generated from operations	1,048	972	76
Trading cash flow[1]	828	690	138
Free cash flow[1]	410	437	(27)

1  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

2  Net debt is reconciled in Note 15 to the Group accounts.

Efficiency

The APEX programme that was announced in February 2018 and the Operations and Commercial Excellence programme that was announced in February 2020, incurred restructuring costs of $113 million in 2021, with additional benefits recognised in the 2021 income statement of around $40 million. The APEX programme was completed in 2021. This programme delivered annualised benefits of around $190 million, $30 million more than originally guided, for a one-off cost of around $300 million, $60 million more than originally planned.

Earnings per share

Basic earnings per share (EPS) was up 17% to 59.8¢ reflecting our improved trading performance. Adjusted earnings per share[1] (EPSA) was up 25% at 80.9¢, reflecting the improved trading performance and the lower tax trading rate.

Dividends

The 2020 final dividend of 23.1¢ per ordinary share totalling $203 million was paid on 12 May 2021. The 2021 interim dividend of 14.4¢ per ordinary share totalling $126 million was paid on 27 October 2021.

Return on invested capital

Return on invested capital[1,3] (ROIC) is a measure of the return generated on capital invested by the Group. It encourages compounding reinvestment within the business and discipline around acquisitions. ROIC increased from 7.1% in 2020 to 7.3% in 2021 as a result of higher operating profit. ROIC remains substantially lower than our historic results given the impact of the pandemic.

3  ROIC is defined as:

Operating Profit less Adjusted Taxes

(Opening Net Operating Assets +
Closing Net Operating Assets)/2

18	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Liquidity and capital resources

At 31 December 2021, the Group held $1,285 million (2020: $1,751 million) in cash net of bank overdrafts. The Group’s debt facilities comprise a USD $1,000 million corporate bond, EUR term loans totalling $859 million, a $1,000 million revolving credit facility and $1,285 million private placement debt. The Group had committed available facilities of $4.1 billion at 31 December 2021 of which $3.1 billion was drawn.

The Group’s net debt[2] increased from $1,926 million at the beginning of 2021 to $2,049 million at the end of 2021, representing an overall increase of $123 million due to the Extremity Orthopaedics acquisition and repayment of private placement debt.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. The Company does not have contracts or other obligations which individually are essential to the business.

Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2022, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. At 31 December 2021, the Group had committed capital expenditure and purchase obligations of $52 million and $333 million respectively.

Going concern

The Directors have considered various scenarios in assessing the continuing impact of COVID on future financial performance and cash flows. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for the period to 1 July 2023. Accordingly, the Directors continue to adopt the going concern basis in preparing the consolidated financial statements.

Outlook

Our guidance assumes that demand is largely unconstrained by COVID after Q1 and that the global supply chain challenges are likely to continue throughout 2022. We expect revenue growth to be stronger in the second half than the first half of 2022.

For revenue, we are targeting underlying growth of 4.0% to 5.0% in 2022. Within this, we expect Orthopaedics momentum to improve through the year, for our Sports Medicine & ENT franchise to again perform strongly including recovery in ENT, and for Advanced Wound Management to deliver growth against a strong comparator. On a reported basis the guidance equates to a range of around 2.6% to 3.6%, with a foreign exchange headwind of 140bps based on exchange rates prevailing on 11 February 2022.

For trading profit margin we expect to deliver around 50bps of expansion in 2022. This will be driven by efficiencies from operating leverage and productivity and improvement in the margin of acquired assets that will more than offset significant anticipated headwinds of around 125bps from input cost inflation and around 60bps from China VBP implementation.

The tax rate on trading results for 2022 is forecast to be in the range 17% to 18% subject to any material changes to tax law or other one-off items.

Anne-Françoise Nesmes

Chief Financial Officer

Available debt facilities by maturity date ($m)

430	659	430	1,000	75	140	60	100	1,095		155

								1,000
			1,000

305	554

305		430

											Revolving credit facility undrawn

											USD corporate bond

											EUR term loans
125										155
					140
	105						100	95			Private placement debt
				75		60
2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032

Maturity by date

Smith+Nephew Annual Report 2021	19

We are a values-led employer

It is our culture – of Care, Collaboration and
Courage – that really sets us apart. Through a
spirit of ownership and can-do attitude we work
together to win. We’re a company of people
who care about each other, about our customers
and their patients, and about the communities
where we live and work.

Building a
winning culture

In the second year of the pandemic, our culture remained at the centre of the frame as we continued to focus on the health and safety of everyone at Smith+Nephew, whilst engaging and supporting employees as our markets began to recover.

Our Global Crisis Management team actively monitored and tracked the state of pandemic recovery across the world, putting in place global standards which in many cases exceeded local guidance, for the health and safety of our employees and visitors. Employees whose roles could be carried out at home continued to work remotely for much of the year, and we continued to support our site workers in manufacturing, supply chain and other functions with rigorous site safety protocols and vaccination fairs. We offered special pandemic leave to all employees if required.

To keep employees engaged during these challenging times, we placed a strong focus on regular, two-way communication across our business. Quarterly live global webcasts continued, with plenty of time allocated to open Q&A, listening sessions continued on a number of engagement topics such as inclusion and leadership behaviours, and we focused on mental and physical wellness in our communications and corresponding benefits programmes.

20	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

a

For the third year, we conducted our annual Global Employee Survey using the Gallup Q12. With participation of 88% and a mean of 4.08, we maintained our strong results from 2020 over the course of a challenging year. Our results and open comments reflected the impact of COVID and other business challenges such as constraints in the global supply chain and the resulting impact on our business. We continued to see strengths in connection to our Purpose – Life Unlimited – and in our demonstration of respect and ethical behaviours. ‘My opinions count’ was among our highest scores, reflecting our emphasis on valuing the individual, inclusion and equity.

Managers were provided with their individual survey scores and conducted team sessions where the results were discussed and actions agreed – both to improve on opportunity areas and to maintain strengths. These action plans continued throughout the year and are assessed at our annual Gallup Accountability Check-in Survey to determine whether employees are seeing improvements based on those plans.

Workplace Unlimited

Flexibility in the workplace is an evolving journey. We recognise that not everyone is starting from the same point. Piloted at seven key global sites during 2021, Workplace Unlimited has created a flexible framework and guidelines to promote a more flexible and agile future for all employees.

At Smith+Nephew, we define flexibility as WHERE we work, WHEN we work, and HOW we work.

Our approach to hybrid working is now being implemented worldwide by dedicated country teams. Each country tailors the frameworks to align to local legislation, business demands and culture while considering global consistency.

Putting flexibility into practice can look different for every employee depending on their personality, what team they are in and their role. Because of this, we encourage employees to shape their own flexible work style in line with Workplace Unlimited guidance to agree with their manager and team colleagues.

“Our culture guides every decision we make and every action we take. It is more than words – it is who we are at Smith+Nephew.”	Elga Lohler Chief Human Resources Officer

“Creating a more flexible and inclusive
working environment is not a one-time
fix, rather a journey of evolution. It has
been great to see people have the
courage to try new things and help
shift our corporate mindset.”

Ghaz Mahdizadeh Director Strategic Projects

WHERE we work

Offering
flexibility in the
spaces in which
we work

HOW we work

Offering
flexibility in our
ways of working

WHEN we work

Offering
flexibility in
work patterns

Smith+Nephew Annual Report 2021	21

We are a values-led employer continued

Flexible workspaces

As more people work flexibly in remote settings, we need to ensure our sites are still working for us in the best way. The Workplace Unlimited team at our headquarters in Watford, UK, has been one of the first sites to adopt new workspace principles and during 2021 tried out new layouts and technologies.

These changes included making offices more accessible for all employees, removing unnecessary desks and personal storage to make room for more collaboration spaces and creating a comfortable wellness room for when people want to take a moment for themselves.

In September 2021 the Board, alongside members of the Executive Committee, visited Watford and saw these collaborative spaces put into practice. Recognising the need for traditional office space to evolve, the Board were pleased to see the involvement of employees in shaping the Workplace Unlimited principles.

Nordics Commercial Hub opens for business

Our new Commercial Hub in Copenhagen, Denmark, officially opened in December. The new workspace brings our Nordics teams together into one central location, allowing us to better serve our customers and patients in the Nordics regions. Creating this new hub was a great opportunity to bring our Workplace Unlimited principles to the design process in terms of incorporating areas designed around encouraging collaboration (hub spaces), focused work (study spaces) and networking and socialising (club spaces).

22	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Inclusion, Diversity & Equity

Smith+Nephew is committed to Inclusion, Diversity & Equity and aims to create an environment that values difference, where every individual can achieve their fullest potential and be proud ambassadors for Smith+Nephew, our customers and their patients. In 2021, we updated our definitions of Inclusion and Diversity and added ‘Equity’ as an additional construct to reflect our overarching ambition – to create and foster a sense of belonging and parity for our employees.

We now have nine Employee Inclusion Groups (EIGs) that cover many areas of diversity, such as gender, race and ethnicity, veterans, mental health and physical wellbeing, generations and LGBTQ+. EIGs are voluntary, employee-led groups that foster an inclusive culture that supports diversity of thought, background and perspective. Our EIGs provide a network for employees to engage and collaborate as part of a global framework and be empowered to drive local events and activities. Together these groups have grown from launch in 2020 to have approximately 1,500 members drawn from many countries and levels of Smith+Nephew.

Inclusion in action

Our PRIDE EIG launched in June to coincide with PRIDE Month, with communications going out to our employees to raise awareness and provide education. Towards the end of PRIDE month, we also hosted a guest speaker event, which was our first global, intersectional event that PRIDE co-delivered with Veterans Unlimited. Our PRIDE EIG became our fastest growing EIG with membership surpassing 150 in the first weeks post-launch. We also saw a successful launch in the US of our UNITY EIG that covers race and ethnicity, with more UNITY chapters forming in the months following. Meanwhile, our UK UNITY EIG received external recognition from Investing in Ethnicity, leading to Smith+Nephew achieving STAR employer status, providing a framework and benchmark to accelerate meaningful, action-based progress.

Gender ratios

Overall, we saw an increase of female representation in senior roles (from 30% in 2020 to 31% in 2021). The percentage of female Board members increased to 33% in February 2022 with the appointment of Jo Hallas as a Non-Executive Director.

Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

1  Number of employees at 31 December 2021 including part time employees and employees on leave of absence.

2  Senior managers and above include all employees classed as Directors, Senior Directors, Vice Presidents,
Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

Inclusion Culture, Diversity & Equity
“We’re focused on operationalising Inclusion, Diversity & Equity so that our people have the opportunity to thrive and achieve their fullest potential, while contributing to Smith+Nephew’s success.”	Natasha Berry Vice President Inclusive Culture, Diversity & Equity

Total employees[1]

18,369
58%
Male

Senior managers and above[2]

1,088
69%
Male

Board of Directors

11
73%
Male

42%

Female

31%

Female

27%

Female

Smith+Nephew Annual Report 2021	23

We are a values-led employer continued

Mental health

Our focus on mental health and physical wellbeing has been a priority throughout 2021 as we recognise the importance of supporting all our employees during a significant period of challenge and change. We have mobilised a number of working groups and leveraged our CARE EIG to continue to make this an absolute priority. Internal events and campaigns have been run, such as WELLFEST, which focus on employee wellbeing, where we have heard from senior leaders about their own personal experiences and challenges as a result of the pandemic.

In 2021 global health service company Cigna awarded Smith+Nephew the Cigna Well Being Award for demonstrating a strong commitment to improving the health and wellbeing of its US employees through a workplace wellness programme.

#ItsOkNotToBeOk

There have been many initiatives delivered throughout 2021 to promote the importance of mental health and physical wellbeing, such as Mental Health Awareness Week and World Mental Health Day and two of our employees in the UK started a regular podcast where they openly share their own personal journeys relating to mental health. Recognising the importance of creating safe spaces for our employees to speak up and say what’s on their minds, we also ran listening and sharing sessions led by members of our Executive Committee, with over 300 employees attending from all functions across the business. This provided an opportunity for our employees to share their insights about our culture and ways we can enhance our Inclusion, Diversity & Equity ambition.

Leadership and development

Raising awareness

Building on the work started in 2020 to provide education on inclusion to our people leaders we have also hosted training events for our hiring managers to enhance the interview process. Sessions were delivered to over 2,700 leaders globally in multiple languages throughout 2021 and continuing into 2022. Our focus on inclusive hiring practices is about ensuring our practices are free of any potential biases. For example, we aim to have diverse shortlists of candidates for every role we hire into and a panel of diverse interviewers supporting our recruiting efforts.

We also actively work externally to attract diverse talent to Smith+Nephew. In 2021, we were proud sponsors of a number of programmes and societies, including the Scientist Mentoring Diversity Program (SMDP), the National Society of Black Engineers (NSBE) and the Society of Women in Engineering (SWE), involving our EIGs, as our brand ambassadors, in activities that promote recruitment of diverse talent.

Starting the conversation

Mark and Barry, members of our UK, Ireland and Nordics Commercial team and members of our CARE Employee Inclusion Group, decided to start a company-wide podcast covering topics from addiction to trauma, and featuring different guest speakers each month, they’re working to #breakthestigma and remind us that #ItsOkNotToBeOk.

24	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Increasing female leadership

Increased representation of more diverse talent across all management levels is an important part of our strategy. We continue to see progress in female representation increasing the overall percentage of female senior managers from 30% to 31% during 2021. To help accelerate progression, we provide programmes for female employees, including our Elevate programme designed to support professional development, while building engagement and retention in our female talent pipeline. In addition, we introduced a female sponsorship programme in 2021, whereby members of our Executive Committee sponsor female talent at more senior levels to strengthen the progression of female talent.

Aligned to our priority to continue to raise awareness for under-represented groups of employees, we have run events through our EIGs where we hear from senior leaders about their own career journeys to traditionally non-diverse roles.

Leadership development

Development of Smith+Nephew leaders is supported by formal, collaborative and experiential learning helping them to make connections between development and their jobs. In 2021, a record 335 leaders joined our Pioneer and Leadership Edge programmes. To help leaders continue to lead their teams effectively in a more uncertain environment, the 2021 Pioneer theme was ‘Leading High-Performing (Hybrid) Teams’, and the Leadership Edge theme was ‘Leading through Change and Ambiguity’.

Executive development is supported via the Executive Development Programme that we piloted and launched last year. 22 senior leaders have participated in nine courses offered by business schools with each participant working on individual business projects. In addition, in response to an expressed need, this year we developed and piloted Leadership Beginnings, a new programme for first-time leaders.

Reverse
mentoring

In 2021, we ran a reverse mentoring programme in which 33 pairs of mentors and mentees took part. The aims of the programme were to encourage intergenerational connections with participants who represented different cultures, backgrounds and disciplines, and to educate mentees (senior leaders) in areas of technology, new ways of working, inclusion and diversity and social media.

In 2021 Smith+Nephew
was recognised as one of
the World’s Top Female
Friendly Companies by
Forbes and independent
research company
Statista Inc.

Smith+Nephew Annual Report 2021	25

We are a values-led employer continued

Supporting
learning
and growth

To truly live our purpose of Life Unlimited, we must realise every employee’s full potential. To achieve this, all our employees have robust 70-20-10 development plans, which take a blended approach to learning and development: 70% through experiential/on the job learning; 20% by learning from others, for example through coaching; and 10% from formal learning.

Our performance management process aligns each individual’s objectives with our strategy. With the continuing challenges seen through 2021, and moves to hybrid ways of working, we have provided extra support to help people leaders encourage more frequent feedback. This included introducing a new global feedback framework, and a supporting e-learning module on how to deliver and receive feedback, re-align objectives and manage performance conversations in hybrid environments.

Smith+Nephew’s compensation strategy supports high performance and accountability across both financial and cultural performance metrics. A robust compensation framework is vital in attracting, retaining and motivating high calibre people, driving better business results across an equitable work environment. We are Living Wage Accredited in the UK, voluntarily paying above the government required minimum. We also offer a share save plan to the majority of employees globally.

Developing key talent is critical to our future success. Alongside our twice-yearly talent review process we launched a new High Value Role assessment tool to prioritise and pressure test our most critical roles and conducted deep dives into critical talent topics, such as diversity. We have also invested in getting to know our key talent better, including introducing virtual coffees with the CEO.

We offer an intern programme to develop a pipeline for full-time positions as well as to provide students with meaningful and challenging work. In 2021, 42 interns from China, US, India and Costa Rica took part in this programme.

Online resources

Our online learning platform continues to be the ‘go to’ place for quick bite-size, self-paced learning for all Smith+Nephew employees. With 42,000+ resources – videos, courses, books, book summaries, bootcamps, live events, etc. – the platform can support learning needs in the areas of leadership, technical and professional development.

As we continue to evolve and improve our culture, opportunities have been identified (via our global employee survey) for further engagement and development of our employees, as well as greater flexibility and new ways of working. In support of this, 39 workshops were conducted with 360 people leaders and employees as well as interviews with our Executive Committee with the insights being used to inform current and future development strategy.

Creating a
talent network

Beamery is a recruitment marketing tool that allows us to be more strategic in our hiring, creating pools of talent for future consideration, while keeping candidates interested and engaged with relevant Company news and updates on their areas of interest. From launch in February 2021, we have built a community of more than 15,000 candidates.

One example of the power of the network was in Memphis where we used Beamery to schedule 200+ people for an on-site hiring event, filled all available roles and continued to re-engage with interested candidates when new openings arose.

26	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Achieving results
with responsibility

Our Global Compliance Programme helps our business to comply with applicable laws, regulations and industry code requirements in the markets in which we operate. Our comprehensive programme includes policies, guidance, role-based training, monitoring and validation processes supported by data analytics and reporting channels. Our Compliance teams work closely with business partners to ensure that our programme evolves in parallel with business changes and emerging risks in the sector.

We are committed to helping our employees and third-party partners to do business in the right way through simplification of Compliance programme requirements and by embedding key Compliance controls into business processes. During 2021 we updated our Global Policies and launched a new interactive tool to improve employee access to information about requirements in our global markets. Through our global intranet, we provide these and other resources and tools to guide employees to make decisions that comply both with the law and our Code of Conduct.

Our business models require that we work closely with third-party partners, and in many countries these partners sell product on our behalf. We have a well-established risk-based Third Party Compliance Programme which includes ongoing due diligence, training and oversight of these partners.

We have multiple levels of ethics and compliance oversight, including a Board Compliance & Culture Committee, to ensure managers, employees and business partners act with integrity. We ensure appropriate oversight of significant interactions with healthcare professionals or government officials, and we comply with all national and state transparency reporting laws which require reporting of physician compensation.

All employees have a responsibility to report violations of our Code. This may be done via their manager, directly to Compliance, HR or Legal functions, or through an externally managed reporting channel where anonymous reports may be made.

» Our Code of Conduct and Business Principles are available at www.smith-nephew.com

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

» Our full policy on modern slavery is available on our website.

“We believe that it’s a privilege to provide products
and services for patients and healthcare professionals.
And we believe that everyone who works for us – or
on our behalf – shares that responsibility by upholding
our reputation for integrity and ethical conduct.”

Alison Parkes Chief Compliance Officer

Smith+Nephew Annual Report 2021	27

Investing
in innovation

our R&D programmes, launched significant
new products, delivered value from recent
acquisitions and made progress on our
five-year programme to drive resilience
and efficiency across our manufacturing
and distribution network.

Smith+Nephew’s strategy includes striving
to transform our business through innovation
and acquisition.

In 2021 we invested a record amount into
our R&D programmes, launched significant
new products, delivered value from recent
acquisitions and made progress on our
five-year programme to drive resilience
and efficiency across our manufacturing
and distribution network.

Research &
Development

Our R&D model and structure provide for customer and franchise focused innovation, while leveraging assets and capabilities across the enterprise. In 2021 we invested $356 million in R&D.

New products are developed using a rigorous phase-gate process starting with business case review and ending with launch readiness review. We also work closely with our manufacturing colleagues to embed sustainability principles into our design and packaging.

Inspiration for new products comes from observing our customers, working with healthcare professionals on design and development of new technologies, acquiring technologies needing further development and commercialisation, and our co-development partners.

In 2021 we officially
opened a new
state-of-the-art
robotics R&D center
in Pittsburgh, US, to
support innovation
and growth.

28	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Research & Development

“Innovation is critical to fulfilling our promise of Life Unlimited. I am excited to see the progress we are making in using technology to provide meaningful solutions that improve clinical outcomes and build economic value.”

Vasant Padmanabhan President Research & Development

Examples of new technologies recently launched include the LEGION◊ CONCELOC◊ Cementless Total Knee System and the FAST-FIX◊ FLEX Meniscal Repair System, respectively designed by our teams in Memphis and Andover in the US.

We have also acquired technologies, integrated them and brought them to the market. Examples include the CORI Surgical System, our next-generation robotics platform launched in 2020 following the success of the acquired NAVIO◊ system. Significant development and performance enhancements were implemented by our robotics teams in Pittsburgh, US and Munich, Germany.

The close alignment between new product development and clinical affairs allows us to deliver clinical and economic evidence of the value of our innovation. In 2021 this included studies supporting the REGENETEN◊ Bioinductive Implant for partial-thickness rotator cuff tears, RI.HIP NAVIGATION, our computer-guided technology for total hip arthroplasty, the IODOSORB◊ 0.9% Cadexomer Iodine Range for chronic wounds and OXINIUM◊.

Acquisitions

Smith+Nephew continues to use bolt-on acquisitions to enhance our portfolio and pipeline. This includes technology that can change the standard of care and assets in high growth categories.

We are starting to see significant benefits from a number of recent acquisitions. The Osiris acquisition from 2019 is transforming the growth profile of Advanced Wound Bioactives as we train the Osiris and SANTYL◊ focused sales forces to cross-sell the portfolio. In Sports Medicine, REGENETEN and NOVOSTITCH◊ PRO are delivering strong growth in the US, and are only at the start of their launch in other markets. In Orthopaedics, the collaboration with Brainlab for robotics and digital surgery is proving successful.

The Extremity Orthopaedics business acquired in January 2021 grew in 2021 despite market conditions, and we are excited by the potential for cross-selling our respective portfolios and its new product pipeline.

The Tula® System, acquired in January 2020, is an in-office solution that has the potential to transform tympanostomy tube treatment of children as ENT surgery levels recover.

In January 2022 we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US. The Engage Surgical Partial Knee System is a novel, modern cementless knee implant to serve a resurgent segment driven by the potential for better long-term fixation through biologic integration, shorter operating times and the shift to Ambulatory Surgery Centers (ASCs). It is optimised for robotics and will have an application with the CORI Surgical System in the future (see page 39 for more on Engage Surgical).

The Tula System,
acquired in 2020,
gives ENT surgeons
an option to place
ear tubes in an
awake child during
an office visit
without the need for
general anaesthesia.

Smith+Nephew Annual Report 2021	29

Investing in innovation continued

Building a digital ecosystem	Smith+Nephew is at the forefront of bringing digital connectivity to the operating room.

Our digital surgery ecosystem helps customers to perform surgeries more precisely and accurately, leading to better patient outcomes. We provide connectivity across the enabling technologies, from our INTELLIO◊ Connected Tower Solution to the CORI Surgical System in robotics and Real Intelligence suite of products. Our solutions provide insights, derived from procedure data, for better patient management, and help patients prepare for and recover from surgery.

INTELLIO
Connected Tower Solution

Uses a centralised app to
wirelessly connect and control
the major components of an
arthroscopy surgical tower from
outside the sterile field, helping
to streamline procedure support.
Recent advancements to the
INTELLIO Connected Tower
Solution include a new pump
and 4K optimised scopes.

“The Real Intelligence ecosystem is a game-changer for Smith+Nephew. The orthopaedic space is becoming a technology space, and this comprehensive suite of pre, intra and post-operative solutions all designed to work together is truly remarkable. As a surgeon, I get a personalised experience that gives me the confidence and assurance I’m performing the most precise and efficient procedure for my patient. What more can you ask for?”

Dr Jimmy Chow, of the Orthopaedic Institute of the West (Phoenix, Arizona, US)

30	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

CORI

The CORI Surgical System is a small and portable robotics platform, making it ideal for Ambulatory Surgery Centers (ASCs) and outpatient surgery. Unlike other robotic systems, the CORI system reduces costs and radiation exposure associated with preoperative CT imaging, using instead image-free smart mapping to build patient-specific 3D models of the anatomy in surgery.

RI.HIP NAVIGATION

RI.HIP NAVIGATION is designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment – a critical factor for surgeons when assessing individual hip implant cases.

RI.INSIGHTS

A premier web-based platform designed to enable orthopaedic surgeons to analyse their robotic surgical experiences with objective data to optimise surgical planning and refine operative efficiencies. RI.INSIGHTS gives surgeons access to anonymised intra-op case data via a secure portal, which can be reviewed with independent post-op patient outcomes, allowing surgeons to gain and readily apply insights from their robotics-assisted surgical procedures.

Smith+Nephew Annual Report 2021	31

SMART TSF

In Trauma & Extremities the SMART TSF Circular Fixator introduces enhanced digital connectivity to our leading external fixation TAYLOR SPATIAL FRAME◊, used for limb correction, lengthening and/or straightening.

WEREWOLF◊
FASTSEAL◊ 6.0

WEREWOLF FASTSEAL 6.0 Hemostasis Wand brings our leading radio-frequency technology widely used in sports medicine to orthopaedic customers. Using low temperature thermal energy, WEREWOLF FASTSEAL 6.0 delivers hemostatic sealing (via coagulation) during open orthopaedic procedures such as total joint arthroplasty.

LEGION CONCELOC

The LEGION CONCELOC Cementless Total Knee System combines CONCELOC Advanced Porous Titanium (a patented, proprietary, 3D printed porous structure) and LEGION’s clinical success treating over two million patients to create a unique modern cementless knee implant to serve a resurgent segment driven by the potential for better long-term fixation through biologic integration and shorter operating times. This is the first release in a multi-year rollout of our family of cementless knee implant products.

Investing in innovation continued Major product launches in 2021
Smith+Nephew’s is proud of its track record of delivering innovative products that help improve quality of life.

32	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

FAST-FIX FLEX

The FAST-FIX FLEX Meniscal Repair System builds on our leading position in this segment. FAST-FIX FLEX is the only device to offer a surgeon-guided, bendable needle and shaft providing access to all zones of the meniscus. Improving access leads to a greater opportunity to repair the meniscus rather than remove it.

INTELLIO

New enabling technologies for INTELLIO Connected Tower Solution with the introduction of the DOUBLEFLO◊ Inflow/Outflow Pump and 4KO◊ (Optimised) Arthroscopes and Laparoscopes. DOUBLEFLO includes heads-up display projection allowing surgeons to focus on the patient rather than equipment. 4KO Scopes have a minimum 30% increase in resolution compared to our previous arthroscopes.

Smith+Nephew Annual Report 2021	33

Investing in innovation continued

Manufacturing and quality

Smith+Nephew takes great pride in its manufacturing expertise and commitment to distributing innovative, quality products globally.

Our Global Operations team supports the delivery of the Group’s strategy by ensuring that we respond efficiently to geographical growth, new product development and changing regulatory requirements. We operate manufacturing facilities in countries across the globe, and have central distribution facilities in the US, Europe and Asia. Products for our Orthopaedics franchise are primarily manufactured at facilities in Memphis (US), Aarau (Switzerland), Tuttlingen (Germany), Beijing (China) and Warwick (UK). We are currently building a new high technology manufacturing facility in Penang (Malaysia).

Sports Medicine products are primarily manufactured at the Alajuela (Costa Rica) and Mansfield (US) facilities. Our major manufacturing sites for Advanced Wound Management products are Hull (UK), Fort Worth (US), Columbia, Maryland (US) and Suzhou (China).

We procure raw materials, components, finished products and packaging materials from suppliers globally. These include metal forgings and castings, optical and electronic sub-components, active ingredients and semi-finished goods, as well as packaging materials. Our procurement team aims to contract to ensure value based on total spend across the Group. We work closely with our suppliers to ensure high quality, delivery performance and continuity of supply.

We outsource certain parts of our manufacturing processes where necessary to obtain specialised expertise or to lower cost without undue risk to our intellectual property or quality. We monitor suppliers through on-site assessments and performance audits to ensure the required levels of quality, service and delivery.

Manufacturing efficiency and supply chain

In 2019 we initiated a programme to transform our operations. This programme is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million. These efficiencies will help offset some of the cost and price pressures that the business regularly faces.

We continue to optimise our manufacturing network, including introducing digital technologies and lean manufacturing. We expect to start production at our new manufacturing facility in Malaysia well ahead of our original schedule of late 2022.

During 2021 we faced a number of product supply challenges. These included staffing shortages at our main global orthopaedics facility in Memphis and logistics challenges. We have transferred our global warehousing and distribution function in Europe to a specialist third-party partner and are in the process of transferring the function in the US. We expect to benefit from the greater scale and expertise of our partner, including their advanced warehouse automation.

We were also impacted by global shortages of some raw materials and components, such as electronics. Mitigating actions included simplifying our processes to be more opportunistic and moving quickly when additional supply becomes available.

We are making progress on the Smith+Nephew-specific supply chain challenges and respond effectively to the widely reported global shortages of some raw materials and components, although we expect supply chain challenges to remain a headwind in 2022.

34	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Quality and Regulatory Affairs

Our Quality and Regulatory Affairs function supports full product life-cycle management of Smith+Nephew’s global product portfolio from design and development through manufacturing and post-market surveillance.

These teams establish appropriate processes and procedures to facilitate compliance with complex global regulations and laws that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products.

The Quality and Regulatory Affairs teams directly support expansion of our global portfolio through the registration of new products and existing products in new markets, as well as ensuring compliance with regulatory reporting standards.

The European Union Medical Device Regulation (EU MDR) is a significant regulatory change whereby medical devices carrying a CE mark now face greater scrutiny than ever before to ensure they are effective and safe. Our Regulatory Affairs team led our work to meet the requirements for mandated compliance by the Date of Application, 26 May 2021.

The team continues to work with our Notified Bodies to certify our portfolio to EU MDR during the transition period which finishes on the 25 May 2024.

Manufacturing
excellence in
Costa Rica

Smith+Nephew’s facility in Costa Rica is one of the key locations supporting our Sports Medicine franchise and is set to become one of Smith+Nephew’s first multi franchise centres of manufacturing excellence.

It consists of 3,000 square metres of high technology manufacturing plant, 500 square metres of warehouse certified by LEED, the most widely used green building rating system in the world, and 1,750 dedicated employees delivering more than five million units every year.

Smith+Nephew’s presence in Costa Rica goes back to 2014 and the acquisition of Arthrocare, which expanded Smith+Nephew’s Sports Medicine portfolio.

1,750
dedicated employees
delivering more than

5 million+

units every year

Smith+Nephew Annual Report 2021	35

Serving healthcare customers

Healthcare professionals are our customers,
and they can range from orthopaedic surgeons
to wound care nurses, general practitioners and
other clinicians, but increasingly also economic
stakeholders such as purchasing professionals
in hospitals and healthcare insurers.

Our franchise model

Smith+Nephew has a global franchise structure with three franchises: Orthopaedics, Sports Medicine & ENT and Advanced Wound Management. The franchise model is designed to ensure that we have subject and market experts leading specialist teams dedicated to serving the specific requirements of our customers. Our franchises are responsible for strategy, determining which products we take to market. The franchises work closely with R&D to ensure we are developing products that meet unmet needs and with Global Operations to ensure we have appropriate availability.

Orthopaedics and Sports Medicine & ENT are led by one leadership team under the President Orthopaedics, Sports Medicine & ENT and Americas, reporting to the Chief Executive Officer. This structure, announced in November 2021, enables us to leverage our strength in Sports Medicine and our broad and innovative Orthopaedics portfolio to drive better performance. See page 37 for more details of this structure.

Advanced Wound Management is led by the President Advanced Wound Management and Global Commercial Operations, reporting to the Chief Executive Officer.

Our Global Commercial Operations include medical education, sales training, marketing services and healthcare economics and serves all our franchises and regions.

36	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

APAC Region
“We continued our growth trajectory in Asia Pacific by executing on our strategy to launch new and innovative products and to respond swiftly to the evolving market dynamics.”	Myra Eskes President APAC Region

Putting customers at the heart of our business

Three franchises set
global product strategy

Three regional organisations sell to
our customers

Orthopaedics

Read more on our franchise

Sports Medicine &
ENT

Read more on our franchise

Brad Cannon, President Orthopaedics, Sports Medicine & ENT and Americas

Advanced Wound Management

Read more on our franchise

Simon Fraser, President Advanced Wound Management and Global Commercial Operations

US/Americas

In the US, our largest market, the
commercial teams are organised by
franchise and led by the franchise
presidents. The President
Orthopaedics, Sports Medicine & ENT
and Americas also leads our teams in
LATAM and Canada

Europe, Middle East &
Africa

Our EMEA commercial organisation
is headquartered in Zug, Switzerland.
The team is led by Peter Coenen,
President EMEA Region

Asia Pacific

Our APAC commercial organisation
is headquartered in Singapore. It is
led by Myra Eskes, President APAC
Region

Our customers:

– Surgeons

– Healthcare
systems

– Hospitals

– Nurses

– Payers

– Patients

“We are proud of our performance and achievements
in EMEA over the past year, despite the challenges
we have faced. I was particularly delighted to attend
the EMEA launch of the CORI Surgical System and
I look forward to continuing to deliver customer-
focused innovation in 2022 and beyond.”

Peter Coenen President EMEA Region

Smith+Nephew Annual Report 2021	37

Serving healthcare customers continued

An interview with our franchise presidents	Discussing strategy, recent performance, innovation and the future.

What excites you the most about your franchises?

This is a burden for healthcare systems but also creates two opportunities for market expansion. The first is increased usage of existing technology (such as PICO◊ in the prevention of surgical site complication and foam dressings to prevent pressure injuries). The second is product innovation that will improve the standard of care by making the assessment and treatment of wounds more predictable.

Brad: Our businesses operate in large attractive markets, the balance of trends are favourable for Smith+Nephew, there are significant unmet customer needs – from outcomes to economics to access, leaving significant room for customer-focused organisations to innovate and perform.

We’re well positioned with strong portfolios that are represented by frontier technologies, like scalable biologics, robotics, advanced materials and biomechanics, and combination devices to name a few. We’re focused on getting the most out of our portfolio and position by moving from a product-focused to a procedure-focused portfolio medical technology company. We also see opportunity to globally strengthen our commercial execution, accelerate by entering new segments, and transform the standard of care by developing new market categories.

Simon: What gets me excited is the potential for transformation we can drive to improve quality of life for patients. There is still significant unmet clinical need and economic burden associated with wounds. Clinical outcomes are not improving and pressure injuries are the only hospital acquired complication that are actually rising.

Both Sports Medicine and Advanced Wound Management are back above pre-COVID levels – what has driven this strong performance?

Brad: Sports Medicine spans a broad patient population, not just athletes in the prime of their careers. People of all ages are more active than ever before and whenever they seek treatment for an injury or a degenerative condition, they expect a fast recovery and rapid return to activity. Market segments like Sports Medicine where demographics are favourable and technology makes a difference are good places to be, and we are proud to be a global leader. We offer a best-in-class product portfolio, characterised by innovation. We sell through a large, predominantly direct distribution channel globally, we emphasise market development and we promote a winning team culture that reflects our company purpose and pillars. These things are the keys to our success.

Orthopaedics, Sports Medicine & ENT and Americas	Woud Management and Global Commercial Operations
Brad Cannon President Orthopaedics, Sports Medicine & ENT and Americas	Simon Fraser President Advanced Wound Management and Global Commercial Operations

38	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Simon: Our recent performance improvements mostly come from better commercial execution. This is partly people driven, as we have upgraded talent within our existing team and added a few key hires. We also embarked on an ambitious project to increase employee engagement, making the Advanced Wound Management team believe they absolutely have the right to win again. In parallel to this we refined our go-to-market strategy that served as the basis for our commercial execution and improved our efficiency. Finally we have launched new products like next generation PICO with significant improvements and also made two acquisitions – Osiris and Leaf – that are delivering on their strategic rationales.

With streamlined and dedicated leadership teams, and differentiated portfolios, our commercial organisations will benefit from increased communications and accountability to fuel launches and other key areas of commercial excellence. We’ve also connected both businesses to our market leading Sports Medicine business to better coordinate how we serve the trend toward outpatient surgery in free-standing centers such as ASCs. We’re excited to unlock our full potential through the improved execution that our new structure enables.

How important is innovation?
How is the new franchise structure going to improve performance, especially in Orthopaedics?

Brad: Innovation is the core of what do
and underpins our commitment to Life
Unlimited. Even amid a global pandemic,
our new product development teams
found creative ways to keep key
programmes on track. Many of these
launches are just at the start as we
expand into new markets, widen
indications or develop new products
from platform technologies. And some
launches, such as our innovative Tula
System that makes in-office ear tubes
possible for awake paediatric patients,
have been held up by COVID and we
expect them to break through in 2022.

Simon: In a word, vital. We are
developing products that address the
entire ecosystem around a person’s
wound and not just the wound itself
which for years has been the focus of
product innovation. Our innovation will
also help patients with compliance, and
we’re also developing clinical and
practice support tools to help with
assessment and therapeutic decision
making. As part of this approach, we
expect digital tools and artificial
intelligence to contribute to new
approaches in preventing and treating
wounds and also to enable and
accelerate a shift to new sites of care.

Brad: The new franchise structure will improve performance in two ways. First, we’re now organised to better align to how our customers prioritise around their patient’s needs. And second, we’ve created deliberate connections between the businesses for when our customers want to work with us across multiple specialisms.

Let us focus on the impact for Orthopaedics in particular. We simplified our structure to two core businesses, one focused globally on Joint Reconstruction and Robotics, and the other focused globally on Trauma & Extremities. These businesses now work with dedicated management teams who are empowered to make faster decisions and deliver better results. Both businesses start with impressive portfolios that are heavily differentiated in critical capabilities like robotics, Advanced Biomechanics and Materials, and across key procedural categories in knees, hips, hip fracture, long bone fractures, to name a few.

How exciting is the acquisition of Engage Surgical?

Brad: This is incredibly exciting as Engage Surgical gives us the only cementless partial system commercially available in the US. Smith+Nephew is now the only medical device company offering both cemented and cementless partial and total knee implants in the US.

This is important as we expect the partial knee market to grow faster than the total knee market and for cementless partial knees to grow ahead of overall partial knees, in line with recent patterns seen in the cementless segment. For patients a partial knee is a less invasive procedure, offering faster recovery and good results for suitable patients. It is well-suited for outpatient settings such as ASCs, where we have established strength, and also for robotics due to the need for precise alignment. With our unique and compelling offering we expect to be able to drive market expansion in the US, and in other markets as regulatory approvals are secured.

Smith+Nephew Annual Report 2021	39

Serving healthcare customers continued

regional commercial structure, with
dedicated organisations covering the
Americas, Europe, Middle East and
Africa (EMEA), and Asia Pacific (APAC).

commercial teams are organised by
franchise. These teams are also led by
the global franchise President who has
full commercial responsibility. The
President Orthopaedics, Sports
Medicine & ENT and Americas also
leads our teams in Latin America and
Canada.

Commercial delivery

Smith+Nephew sells through a
regional commercial structure, with
dedicated organisations covering the
Americas, Europe, Middle East and
Africa (EMEA), and Asia Pacific (APAC).

In the US, our largest market, the
commercial teams are organised by
franchise. These teams are also led by
the global franchise President who has
full commercial responsibility. The
President Orthopaedics, Sports
Medicine & ENT and Americas also
leads our teams in Latin America and
Canada.

Our EMEA and APAC commercial organisations are also led by Presidents, who serve on our Executive Committee and report to the Chief Executive Officer. Again this is to ensure that the needs of their customers are recognised and appropriate resource dedicated to them.

Under the EMEA and APAC Presidents are country clusters, based on geographic proximity, critical mass of revenue, and similar go-to-market strategies. They are led by managing directors with business unit leads for each franchise.

Highly trained and skilled

Our sales representatives are highly trained and skilled individuals.

Depending on their area of specialism, representatives in our surgical businesses will not only know the products that they sell, but also have a detailed knowledge of the surgical instruments used to implant them, and specific understanding of the various surgical techniques a customer might use.

Once a sales representative is trained and certified, they typically spend the majority of their time working directly with and supporting customers in the safe and effective use of our advanced medical technologies, or identifying and contacting new customers.

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

“COBLATION◊ technology has revolutionised how intracapsular tonsillectomy is performed. Much more controlled dissection of tonsillar tissue can be achieved down to the thinnest layer of fibrous capsule. The COBLATION HALO◊ wand is surely a step forward with respect to more efficient tissue removal, improved dissection precision and easier cleaning of the suction channel. The COBLATION HALO Wand has become the technology of choice for all intracapsular tonsillectomies that I perform for my patients. Since adopting intracapsular tonsillectomy for my patients, I have noticed significantly faster recovery from post-op pain and dramatic reduction in secondary post-tonsillectomy bleeding.”

_____________

Kelvin Kwong

MD

* In comparison to monopolar electrocautery.

Using technology transferred
from our leading sports
medicine system, the HALO
COBLATION Wand with the
WEREWOLF ENT System is the
only system with an all-in-one
device designed for both fine
dissection and debulking of
tissue in adenotonsillectomy,
which has been shown to result
in a gentler tonsillectomy.*1

With an intracapsular
tonsillectomy technique,
clinical results show a less
painful recovery, less time
to analgesia free, speedier
return to normal activity,
less post-operative bleeding
than total tonsillectomy,
and happier parents.2-5

Widening access
to our technology

>> A full list of references
can be found on page 236

40	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Medical
education

Smith+Nephew empowers healthcare professionals with education and training to help improve patient outcomes across the globe. We provide innovative learning programmes on surgical techniques, the latest evidence, and the safe and effective use of our products. Partnering with professional societies, fellowship programmes and thought leaders, we aim to elevate the standard-of-care across the therapeutic areas we serve.

With the 2021 launch of our new website, Education Unlimited, customers can build personalised learning journeys tailored to their speciality, experience, interests and preferred learning style.

We continue to embrace both in-person and immersive technologies to deliver education when and how customers want it.

In addition, investments in advanced digital technologies are also improving the effectiveness and efficiency of delivering education. New innovative modalities such as virtual reality, digital simulation and remote proctoring create an engaging learning environment that is cost-effective and can be standardised globally. To further enhance training capabilities globally, Smith+Nephew will be opening new advanced Learning and Innovation Centres in Europe and Asia beginning in 2022.

Education on the way –
Mobile Simulation Lab in China

The Sports Medicine Medical Education team in China recognised the need for training in more rural areas of the country. With the COVID pandemic, there was a shift in surgeries from larger centres to smaller, more remote hospital locations. Inspired by the aim of providing access to all who need it, the team came together and created the Smith+Nephew Mobile Simulation Lab to support healthcare professionals’ arthroscopy learning needs. In June 2021 the Mobile Simulation Lab travelled through Gansu Province in North-West China. The Sports Medicine Medical Education team spent 21 days covering 510km and successfully trained over 140 healthcare professionals at five hospitals.

President Medical Education

“The challenges presented by the pandemic have served
as a catalyst for us to build engaging hybrid learning
plans intended to provide convenient access to education
globally. We will continue to innovate in education with
a focus on supporting superior clinical outcomes.”

Cynthia Walker Senior Vice President Medical Education

156,255

healthcare professionals
attended our courses in
2021 with 56% of
training delivered
virtually.

Smith+Nephew Annual Report 2021	41

Serving healthcare customers continued

Orthopaedics

Smith+Nephew’s Orthopaedics franchise includes an innovative range of hip and knee implants used to replace diseased, damaged or worn joints, robotics-assisted enabling technologies that empower surgeons, and trauma products used to stabilise fractures and correct bone deformities.

Knee Implants

In Knee Implants, Smith+Nephew’s specialised systems include leading products for total primary replacement and revision, as well as partial and patellofemoral joint resurfacing procedures. The JOURNEY◊ II Total Knee Arthroplasty system is demonstrated to replicate normal knee positions, shapes and motions.1–4 The JOURNEY II Unicompartmental Knee (UK) System, our partial knee with OXINIUM Technology, has been well-received since its launch in 2020. We continue to enhance our knee portfolio pipeline of innovation. Through 2021, we’ve paired our knee systems with our Real Intelligence suite of enabling technology solutions and our next generation robotics platform, the CORI Surgical System.

In November 2021 we announced the US launch of the LEGION CONCELOC Cementless Total Knee System (TKS), our first 3D Cementless Knee System. LEGION CONCELOC leverages CONCELOC Advanced Porous Titanium, a patented, proprietary 3D printed porous structure technology. This is the first release in a multi-year rollout of our family of cementless knee implant products.

Hip Implants

The Hip Implants portfolio is headlined by the best performing cementless construct[5,a], the POLAR3◊ Total Hip Solution and offers a full breadth of stems to address global philosophies including the ANTHOLOGY◊ Hip System with a new addition ANTHOLOGY AFIT◊. On the revision side, the REDAPT◊ Revision Hip System also features CONCELOC Technology. Bridging primary and revision hips is the OR3O◊ Advanced Dual Mobility System featuring OXINIUM DH Technology.

Other Reconstruction

In 2021, we continued to expand our Real Intelligence surgical and digital ecosystem. The CORI Surgical System is a more efficient†6, CT free and easily portable robotics platform. CORI is now available in 35 global markets as we continue to expand our presence in key global regions. We launched our RI.INSIGHTS data management portal which provides trends, case reports and global data for optimised care management and outcomes.

Trauma & Extremities

In Trauma, leading products include the EVOS◊ Plating System where we expanded clinical indications in 2021 with large fragment and periprosthetic systems and TRIGEN◊ INTERTAN◊ Hip Fracture System, which is backed by many years of strong clinical evidence.[7,8]

For Extremities, the launch of SMART TSF expanded the capabilities of the TAYLOR SPATIAL FRAME External Fixator.

In January 2021, we completed the acquisition of an exciting Extremity Orthopaedics portfolio which has strengthened our business by adding a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline.

2021 performance

Orthopaedics performance was held back by the consequences of COVID on elective surgeries as well as near-term supply constraints during 2021. Knee Implants and Hip Implants performance was also impacted by distributor ordering patterns in China ahead of a new volume-based procurement tendering programme. On a reported basis, Orthopaedics revenue was up 12.5% compared to 2020, but down -2.9% against pre-COVID 2019 performance. Franchise profit was down -5.7% against 2020 and -44.9% against 2019.

We made good progress expanding recent product launches into new markets and to new customers in 2021. Our OR3O Dual Mobility Hip System helped drive growth in Hip Implants, and the CORI Surgical System was launched into new markets including Europe and Australia. In late 2021 we launched the LEGION CONCELOC Cementless Total Knee System filling a gap in our portfolio and the first release in a multi-year rollout of cementless knee implant products. The Extremity Orthopaedics business acquired in January 2021 grew in 2021.

Franchise revenue contribution

Performance
	2021	2020	2019
Franchise revenue	$2,156m	$1,917m	$2,222m
Franchise profit	$367m	$389m	$666m

		2021	2021
	2021	Reported	Underlying
	Revenue	growth	growth*
Knee Implants	$876m	+6.6%	+5.1%
Hip Implants	$612m	+7.8%	+5.8%
Other Reconstruction	$92m	+34.1%	+32.2%
Trauma & Extremities	$576m	+25.4%	+5.6%

*	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

»A full list of references can be found on page 236

42	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Life Unlimited

Now I’m walking and smiling in Miami again

The most important thing to me? My independence.
A year ago, I couldn’t even stand on my own, let alone
take care of my family and home. Any attempt to
walk was painful and exhausting.

I knew I needed surgery on my right knee, but I dreaded another replacement like I’d experienced on my left.

When my left knee was replaced some years ago (with technology that wasn’t from Smith+Nephew), I suffered a great deal of pain after surgery. Rehab was difficult and didn’t go as planned. I needed a long series of knee injections just to get through it.

This time, my doctor offered me something different. Dr Carvajal in Miami, Florida, US, said he could replace my right knee with CORI Robotic-Assisted surgery, and that I would be getting something called a JOURNEY II Knee with OXINIUM Technology.

Even at my now older age, I had a much easier time with recovery and rehab after my Smith+Nephew replacement. I had less pain overall and regained mobility more quickly. I could get back to doing things for myself.

Isabel Herrera

Isabel was treated with a JOURNEY II
Knee with OXINIUM Technology

» See page 236 for
testimonial reference

JOURNEY II Knee
with OXINIUM
Technology

EVOS Plating System

Designed to offer surgeons an all-inclusive,
expansive plating portfolio, the EVOS
Plating System provides the simplicity
of logically organised instrumentation
with advanced implant solutions for
Mini Fragment, Small Fragment,
Large Fragment and Periprosthetic
plating systems.

Smith+Nephew Annual Report 2021	43

Serving healthcare customers continued
Sports Medicine & ENT	Smith+Nephew’s Sports Medicine & ENT franchise operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

We have a rich history of product development, and our technologies, instruments and implants enable surgeons to perform minimally invasive surgery of the joints, including the repair of soft tissue injuries and degenerative conditions of the shoulder, knee, hip and small joints.

In Sports Medicine Joint Repair (SMJR), for shoulder repair we market products primarily for Rotator Cuff Repair (RCR) and instability repair, two of the most common sports medicine procedures. Advanced Healing Solutions for RCR include the innovative REGENETEN Bioinductive Implant, which supports the body’s natural healing response to facilitate new tendon-like tissue growth and disrupt disease progression1–5 and the novel REGENESORB◊ material, used in anchors, which encourages the implant to be absorbed and replaced by bone within 24 months.6–8 In 2021 we further strengthened our Advanced Healing Solutions portfolio as we continued the roll-out of the HEALICOIL◊ KNOTLESS Suture Anchor, that features an open architecture to facilitate healing.[9,10]

In recent years, arthroscopic repair techniques have become more prevalent and widely accepted for the treatment of meniscal tears.[11] Our All Tears, All Repairs Meniscal Repair Portfolio provides surgeons with unsurpassed options and possibilities for meniscal repair. Adding to the portfolio, we launched FAST-FIX FLEX in 2021, enabling all-zone all-inside meniscal repair to treat tears previously not accessible.12–14, a This portfolio also contains the NOVOSTITCH PRO Meniscal Repair System, which addresses complex meniscal tear patterns, including horizontal cleavage tears affecting approximately one-third of meniscal repair patients.[15]

In Arthroscopic Enabling Technologies (AET) our products facilitate the practice of arthroscopic surgery. Our INTELLIO Connected Tower Solution unites high-definition imaging solutions, industry leading energy-based and mechanical resection platforms, and fluid management and access technologies. The LENS◊ 4K Surgical imaging system uses 4K UHD image quality and network connectivity in a 3-in-1 console for multi-speciality environments. The WEREWOLF Controller enables surgeons to remove soft tissue precisely[16,b] and control bleeding in a variety of arthroscopic procedures. The newly launched WEREWOLF FASTSEAL 6.0 Hemostasis Wand is for use in orthopaedic procedures for hemostasis of soft and hard tissues bringing a technology widely used in sports medicine to orthopaedic customers.

In Ear, Nose & Throat (ENT) our COBLATION Plasma Technology, which has been used to remove tonsils and adenoids for over 15 years[17,18], has an ability to remove tissue at low temperatures with minimal damage to surrounding tissue.19–23

Evidence shows that COBLATION Intracapsular Tonsillectomy (CIT) procedures offer less pain, quicker recovery and a decreased risk of post-operative bleeding with similar outcomes than total tonsillectomies.18–24 Smith+Nephew offers a full portfolio of COBLATION Wands for CIT procedures. Our Tula System provides an in-office solution for placement of tympanostomy tubes. In addition, we market a range of COBLATION technology enabled procedures, dissolvable and removable post-operative nasal dressings, as well as a comprehensive portfolio of epistaxis solutions.

2021 performance

Sports Medicine & ENT returned revenue growth on a reported basis of 17.0% compared to 2020 and 1.5% compared to pre-COVID 2019. Profit was up 50.0% against 2020 and down -6.1% against 2019.

In Sports Medicine, REGENETEN and NOVOSTITCH delivered strong growth in the US, and are only at the start of their launch in other markets, and the launches of HEALICOIL KNOTLESS Suture Anchor and FAST-FIX FLEX Meniscal Repair System and were both well-received. In ENT the introduction of Tula was impacted by COVID.

Franchise revenue contribution

Performance

	2021	2020	2019
Franchise revenue	$1,560m	$1,333m	$1,536m
Franchise profit	$459m	$306m	$489m

	2021 Revenue	2020 Reported growth	2021 Underlying growth*
SMJR	$839m	+18.2%	+15.9%
AET	$590m	+14.1%	+11.7%
ENT	$131m	+23.3%	+20.6%

*	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

» A full list of references can be found on page 236

44	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Life Unlimited

This is winning!

I was a state champion wrestler in my freshman year

of high school. I was winning every match, dominating

the competition.

Then my knee got yanked in training, and after six months of dealing with the pain, I went to Dr Dougherty at Agility Center Orthopedics. He told me I needed surgery to repair a bucket handle tear in the meniscus of my right knee.

They didn’t cut me open with a big incision – did it all with the NOVOSTITCH device by Smith+Nephew. Within three months, I was back on the mat and competing. I was the state champion again in my junior and senior years.

Now I’ve moved on to MMA
(Mixed Martial Arts) fighting.
I think of my right knee as my
good knee, and I’m stronger
than ever.

People ask me why I got into
MMA fighting. The stakes are
high – you can get hurt – you’re
on your own in the cage. I love
all of that. Also, the winning.

Cash Jones

Cash was treated for a
bucket handle tear with the
NOVOSTITCH device.

» See page 236 for
testimonial reference

REGENETEN

The REGENETEN Bioinductive Implant
is an advanced healing solution for biological
enhancement and tendon regeneration across
all rotator cuff tear types. It stimulates the
body’s natural healing response to support
new tendon-like tissue growth and disrupt
rotator cuff disease progression across the
tear spectrum.1–5

NOVOSTITCH PRO

Smith+Nephew Annual Report 2021	45

Serving healthcare customers continued
Advanced Wound Management

Smith+Nephew’s Advanced Wound Management franchise vision is to continually shape what is possible in wound care. Through our extensive portfolio, designed to meet broad and complex clinical needs, we help healthcare professionals solve the challenges of preventing and healing wounds.

In Advanced Wound Care (AWC) our portfolio includes products that are designed to manage exudate and infection, protect the skin and prevent pressure injuries. In exudate management, our products provide appropriate wound fluid handling and absorption to help promote an optimal wound healing environment.[1] Our ALLEVYN◊ LIFE Foam Dressing is uniquely differentiated, with its EXUMASK◊ change indicator and hyper-absorbent lock away layer with EXULOCK◊ technology for odour control and fluid lock-in.2–4 The effectiveness of the ALLEVYN range has been proven to deliver clinical outcomes across 138 publications in 19 countries on over 12,000 patients and volunteers.[5]

In infection management, our key silver-based ACTICOAT◊ Antimicrobial Barrier Dressings, DURAFIBER◊ Ag Absorbent Gelling Silver Fibrous Dressing, ALLEVYN Ag Antimicrobial Foam Dressing, as well as IODOSORB Cadexomer Iodine Ointment provide clinicians with a range of solutions to address bacterial burden, biofilm and infection.6–10

Smith+Nephew continues to promote best practice guidelines, including the globally recognised TIME principles, offering a systematic approach to wound healing.[11] Due to the breadth of our portfolio, Smith+Nephew is strongly positioned to provide customers with a set of comprehensive products across each clinical need assessed within the externally recognised TIME Clinical Decision Support Tool.[11]

In Advanced Wound Bioactives (AWB), our products provide a unique approach to debridement, dermal repair, and tissue substitutes with considerable evidence supporting their clinical application. Collagenase SANTYL Ointment (250 units/ gram) is the only FDA-approved biologic enzymatic debridement agent available in the US market. In our skin substitute product range, GRAFIX◊ Placental Membrane and STRAVIX◊ Umbilical Tissue retain the extracellular matrix, growth factors and native placental components to support advanced soft tissue repair. They are intended for application directly to acute and chronic wounds and as a surgical cover or wrap. In addition, we offer OASIS◊ Wound Matrix which is a naturally-derived porcine extracellular matrix replacement, used in wound, burn, and surgical interventions.

In Advanced Wound Devices (AWD), our portfolio helps improve healing outcomes in chronic wounds[12], prevent surgical site complications[13] and prevent pressure injuries.[14] The PICO range of single use negative pressure wound therapy systems (sNPWT) brings the effectiveness of traditional NPWT in a small portable system. This unique technology is used on both chronic wounds and closed incisions. AWD also includes our traditional RENASYS◊ Negative Pressure Wound Therapy System, the LEAF◊ Patient Monitoring System that supports a hospital’s pressure injury prevention strategy, and the VERSAJET◊ Hydrosurgery System, a surgical debridement device.

2021 performance

Advanced Wound Management delivered revenue growth on a reported basis of 14.2% compared to 2020 and 8.4% compared to pre-COVID 2019. Profit was up 50.0% against 2020 and up 28.1% against 2019.

Advanced Wound Care growth was driven by foam dressings such as our ALLEVYN Life range. The Osiris acquisition is transforming the growth profile of Advanced Wound Bioactives as we train the Osiris and SANTYL focused sales forces to cross-sell the portfolio. In Advanced Wound Devices performance was driven by demand for our negative pressure wound therapy portfolio, supported by recovering levels of elective surgery.

Franchise revenue contribution

Performance

	2021	2020	2019
Franchise revenue	$1,496m	$1,310m	$1,380m
Franchise profit	$474m	$316m	$370m

	2021 Revenue	2021 Reported growth	2021 Underlying growth*
AWC	$731m	+12.9%	+9.5%
AWB	$496m	+15.1%	+14.8%
AWD	$269m	+16.0%	+13.0%

*	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 218–222.

» A full list of references can be found on page 236

46	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Life Unlimited

The PICO difference

In 2018, Kurt underwent a total hip replacement and his closed surgical incision was covered with a conventional post-operative dressing.

Kurt experienced a lot of bruising and swelling following surgery, which inhibited his rehabilitation. When he required his other hip to be replaced in 2021, he was prescribed PICO sNPWT for his incision. Kurt experienced far less bruising and swelling post-operatively and in his own words PICO sNPWT “made a huge difference”. In an early post-operative follow-up visit his surgeon noted that Kurt’s recovery was progressing well and without any surgical site complications.13, a

On top of the benefits Kurt experienced, a recently published systematic review and meta-analysis showed that PICO sNPWT also significantly reduced the odds of surgical site infections, the odds of seroma, and the odds of dehiscence (p < 0.05). A significant benefit of these reduced odds was an almost two-day reduction in length of stay, suggesting potential for substantial efficiency gains across the healthcare system.13 The systematic review and meta-analysis included 29 studies on the outcomes of 5,614 patients. It demonstrated that using PICO sNPWT on closed surgical incisions resulted in significant benefits for patients across different surgical specialities, including orthopaedic, obstetric, cardiothoracic, colorectal, vascular and breast surgery, from a wide geographical distribution.13

» See page 236 for
testimonial reference

ALLEVYN LIFE

Use of ALLEVYN Life Dressing in a community setting helped to significantly reduce the frequency of weekly dressing changes (47.1%) and weekly dressing costs (58.7%) compared with previous foam dressing, as well as improve HCP and patient satisfaction.2

PICO sNPWT

Smith+Nephew Annual Report 2021	47

Building a healthy and sustainable future

Care by respecting our global resources and striving to protect the safety and wellbeing of our employees.

Collaboration by working together with our partners who share our commitment and contribute to our communities through individual and team volunteerism.

Courage by setting ambitious goals to increase our volunteerism, reduce waste and greenhouse gas emissions and by operating responsibly and sustainably.

by our Sustainability Council and approved by the Board in late 2019. The Compliance & Culture Committee of the Board regularly reviews our progress.

Nations’ Sustainable Development Goals (SDGs). It reflects the importance of social, environmental and economic aspects of sustainable development. As a profit-seeking enterprise, our challenge is to focus our efforts onmeeting our economic objectives while at the same time optimising the social impact and reducing the environmental impact of our work.

Our sustainability strategy is built on our purpose – Life Unlimited, our business strategy and our culture pillars of Care, Collaboration and Courage.

Our sustainability strategy sets challenging targets across the three areas of people, planet and products. We strive to deliver this to the communities where we live and work through the application of our values:

– We demonstrate Care by respecting our global resources and striving to protect the safety and wellbeing of our employees.

– We demonstrate Collaboration by working together with our partners who share our commitment and contribute to our communities through individual and team volunteerism.

– We demonstrate Courage by setting ambitious goals to increase our volunteerism, reduce waste and greenhouse gas emissions and by operating responsibly and sustainably.

Our sustainability strategy was developed by our Sustainability Council and approved by the Board in late 2019. The Compliance & Culture Committee of the Board regularly reviews our progress.

Our strategy is inspired by the United Nations’ Sustainable Development Goals (SDGs). It reflects the importance of social, environmental and economic aspects of sustainable development. As a profit-seeking enterprise, our challenge is to focus our efforts on meeting our economic objectives while at the same time optimising the social impact and reducing the environmental impact of our work.

48	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Sustainability and our business strategy	The impact of climate change

In 2021, we announced our Strategy for Growth. At the heart of this is innovation as we strive to create new technologies that improve outcomes. Delivery will be driven by our work on productivity and by commercial excellence. Optimised manufacturing and supply chain will provide a solid foundation. Our sustainability strategy supports these value drivers by helping us to reduce the resources we need, maintain a safe workplace and help us give back to the communities where we live and operate.

Our Strategy for Growth is underpinned by our Capital Allocation Framework which prioritises the use of cash. We revised this in 2021, making our first priority to continue to invest in innovation and our sustainability agenda. You can read more about our Strategy for Growth and capital allocation on pages 7 and 17.

One of the United Nations’ Sustainable Development Goals (SDGs), is to “take urgent action to combat climate change and its impacts”.

It is widely recognised that sustained emission of greenhouse gases will cause further warming of the planet which could have damaging social and economic consequences. During 2021, we have continued to consider and mitigate against the potential impact of climate change on our business operations.

In 2021, we are reporting against the Task Force on Climate-related Financial Disclosures (TCFD) recommendations (see pages 54–56) and the Sustainability Accounting Standards Board (SASB) framework (see pages 232–233) for our sector of Medical Equipment and Supplies.

During 2021, the Compliance & Culture Committee and the Audit Committee received updates on TCFD and SASB, and we added a sustainability risk register to our Enterprise Risk Management (ERM) process. After assessing our business activities, we have determined that climate change is not currently a Principal Risk to the business; however, we will continue to monitor this risk. We are conducting scenario analyses and will use the data to inform our decisions and prioritise actions.

» Read about our net zero commitment on page 53

» Read our TCFD disclosures on pages 54–56

Our sustainability strategy includes challenging targets set over the long term in three areas:

“Smith+Nephew is proud of its sustainability strategy and how we are working to create an ever more positive impact on our communities, our planet and through our products.”	Andrya Clark Senior Director Sustainability

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

» Read more in our Sustainability Report

Smith+Nephew Annual Report 2021	49

Building a healthy and sustainable future continued

COVID vaccinations

In 2021, we focused on helping colleagues to access COVID vaccines, particularly in countries where this was limited. Our team in India led a successful COVID vaccination drive, hosting six vaccination days across the country for over 500 of our employees and their family members. In Malaysia we organised a cluster of vaccination programmes for all employees in collaboration with the 21 adjacent factories, and we also held vaccination clinics in Costa Rica and the US. We continue to encourage employees to become vaccinated, supporting education programmes internally and reimbursing vaccination costs where required.

People	Ì
Creating a lasting positive impact on our communities
Our targets	Our progress in 2021
Between 2020 and 2030, contribute 1 million volunteer hours to the communities in which we live and work.	10,000 Hours of volunteering in 2021. Total since 2020 = 18,000

Between 2020 and 2030, donate $125 million in products to underserved communities.	$1.4m Product donations in 2021. Total since 2020 = $6.1m

Empower and promote the inclusion of all.	Nine Global Employee Inclusion Groups are now established, up from eight in 2020.

Putting people first is the essence of our purpose, Life Unlimited. Our people work to help improve other people’s health and wellbeing. We work to protect theirs, by ensuring a healthy and safe working environment. This has been highlighted even more during the global pandemic. More information on our actions to improve workplace safety can be found in our 2021 Sustainability Report.

We encourage our people to volunteer in our local communities, offer paid volunteering time and match employee charitable donations. During the pandemic, we have offered additional volunteering time to employees with healthcare training who wanted to serve on the front line. Our philanthropic activities during the year totalled $1.56 million. This consisted of $1.43 million in product donations and $0.13 million from cash and matching employee gifts to qualified charities. Our employee volunteering and product donation strategies were again held back by COVID in 2021.

Employee engagement is important
to us and is measured by the Gallup
Global Engagement Survey (see page
 21). Our Employee Inclusion Groups (EIGs) continued to flourish during the year, promoting inclusion (see page 23) and we strengthened our wellness programmes, with a focus on enabling healthy lifestyle choices and good mental health.

Smith+Nephew Young
Professionals (SNYP)

SNYP is one of our EIGs focused on developing our young professionals and the network jointly sponsored the third edition of the Annual Sustainability Challenge for Smith+Nephew sites across the globe. The 2021 challenge winners were a team from Memphis who championed an idea to replace some liquid propane gas (LPG)- powered forklift trucks with more efficient electric forklifts. This promised significant carbon and cost savings, moving us closer to our net zero carbon commitment. The winning idea is being looked at by our maintenance and facilities leadership during 2022.

» Read more about SNYP in the 2021 Sustainability Report

In Malaysia we organised a COVID
vaccination drive

50	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Given the worldwide focus on the need to protect our planet, we are mindful of the importance of biodiversity, particularly in some of the countries in which we operate including Costa Rica and Malaysia. From 2022, we shall consider the impact on local biodiversity when approving capital expenditure within our Operations.

We recognise water as a precious resource, abundant in some areas but scarce in others. We strive to save water at all our locations with a focus on water-stressed locations and aim to reduce the amount of water used throughout the manufacture, distribution and use of our products.

Our emissions have decreased since 2019 (our baseline year). In 2021, however, we did see an annual increase in energy usage and emissions as a result of the new facility in Malaysia being commissioned. Elsewhere, additional conditioning and air filtering to increase safety as manufacturing operations continued during the pandemic and some colder outside temperatures were also responsible for increases in power consumption.

Following a detailed carbon emissions benchmarking project, we assessed our Scope 1 and Scope 2 emissions and formulated a carbon reduction roadmap for key locations (see below), aimed at reducing them by 70% by 2025 compared to our 2019 baseline year. We are currently assessing our Scope 3 emissions in order to prepare a similar roadmap.

We continue to identify and implement opportunities for waste reduction at source, and to reuse, recycle and divert waste from landfill. In 2021, we recycled 79% of our total waste, including waste diverted to energy recovery.

Planet	Ì
A medical technology business with a positive impact
Our targets	Our progress in 2021

Achieve net zero Scope 1 and
Scope 2 GHGs by 2040 and Scope 3
GHGs by 2045, beginning by
achieving a 70% reduction in Scope
1 and Scope 2 GHGs by 2025.

Our target prior to September 2021:

Achieve an 80% absolute reduction
in total lifecycle greenhouse gas
emissions by 2050, beginning by
implementing 100% renewable
electricity (eg solar or wind) plans
at our facilities in Memphis and
Malaysia by 2022, and at all our
strategic manufacturing facilities by
2025.

We have made a commitment to achieve
net zero by these dates. A carbon roadmap
for Scopes 1 and 2 through 2025 has been
developed and one for Scope 3 is being
developed.

76,222 tonnes

CO2e emitted (location-based), a 1%
reduction since 2019.

46,797 tonnes

CO2e emitted (market-based), a 30%
reduction since 2019.

All

Sites in Memphis continued to source
renewable electricity.

Our new site in Malaysia is making
progress with options to both source and
generate renewable electricity in 2022.

Achieve zero waste to landfill at our facilities in Memphis and Malaysia by 2025 and at all our strategic manufacturing facilities by 2030.	1,829 tonnes We sent 9% less waste to landfill during 2021 compared to 2019.

Our carbon reduction roadmap steps
We have been working with our global energy partner to develop a carbon reduction roadmap aimed at delivering our sustainability targets in the short, medium and long term.

These are defined as within one year, three years or more than three years. Following a detailed carbon emissions benchmarking project, again with our global energy partner, the roadmap identified the following initiatives:

In order of priority	1	2	3	4

Establish an accurate benchmark for Scope 1 and 2 emissions. Complete Establish an accurate benchmark for Scope 3 emissions.	Conduct energy efficiency studies at major sites.	Assess the potential for renewables in Malaysia. Complete Implement solar generation at Malaysia facility.	Long term agreement (10+ years) to buy power from new renewable resources.	Procure renewable energy certificates for remaining consumption.

Carbon emissions
benchmarking

Energy efficiency

On-site renewables

Power purchase
agreements

Renewable energy
certificates

Smith+Nephew Annual Report 2021	51

Building a healthy and sustainable future continued

Size matters in robotics

The development of the next generation robotics system, CORI, represents a significant reduction in dimensional and weight footprint from its predecessor, NAVIO. This redesign has dramatically reduced the material and energy usage during manufacturing as well as weight of product for transportation. The handpiece has also been redesigned to increase the ease of cleaning and sterilisation, thereby increasing the functional lifetime.

Reducing waste in AWM

A programme to reduce the packaging on our biggest brand within AWM is underway. By resizing the pouch, carton and case of ALLEVYN bordered dressings we anticipate a 25% reduction in the packaging materials used to deliver dressings to patients. This reduction in packaging will result in less storage space being required and the added environmental benefit of less packaging waste for our customers.

» Read more in the 2021 Sustainability Report

Products
Innovating sustainably
Our targets	Our progress in 2021
By 2022, include sustainability review in New Product Development (NPD) phase reviews for all new products and product acquisitions.	Sustainability is now part of our NPD Phase Review process, ensuring that we discuss, consider and implement sustainability in our product design.

By 2025, incorporate at least 30% post-consumer recycled content into all non-sterile packaging materials.

Initiated supplier discussions to
collaborate on material portfolio.
Developing a database to provide
visibility of all packaging materials
and their composition in order to assess status and progress against target.

By 2025, incorporate packaging materials from sustainable sources for new packaging parts.	Established packaging sustainability strategy and roadmap. Working with our top packaging suppliers to investigate and select more sustainable materials for new packaging parts.

By 2025, complete supply chain assessment of all suppliers, including subsequent tier levels, to assure compliance with our sustainability requirements.	We have completed the internal screening due diligence for 100% of our Tier 1 suppliers.

We aim to develop products with sustainable attributes, increase access to care, improve our environmental impact and reduce costs.

We have integrated a sustainability review into our NPD process to ensure that we intentionally discuss, consider and implement sustainability and efficiency in our product design. This will ensure that our future product portfolio becomes one that has intentional consideration for material and energy usage during production, a reduced product footprint for shipping and transportation, as well as recyclability of waste products.

Packaging sustainability continues
to be a key area of importance,
providing a packaged product that
minimises our environmental impact.
Over the last year, our global
packaging community has continued
to support these efforts in a limited
capacity, while balancing COVID-related packaging supply disruptions.

Additionally, we continue to leverage our electronic Instructions For Use (IFU) platform for our products that further eliminates paper waste.

By 2025, we aim to have completed supply chain assessments for all our suppliers. We have a detailed five-year plan that includes risk-based supplier assessments. Supplier risk criteria include country, commodity and spend, and we have updated our global process for managing Corporate Social Responsibility (CSR) supplier risk.

Re-sizing packing cases and
re-configuring pallets can
increase the load quantity
and deliver environmental
benefits.

52	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Committed to net zero

In 2021, we made a commitment to net zero. It is in our roadmap to achieve net zero Scope 1 and Scope 2 greenhouse gas emissions (GHGs) by 2040 and Scope 3 GHGs by 2045. We are on track to achieve a 70% reduction in Scope 1 and Scope 2 GHGs by 2025 compared to a 2019 baseline.

Our facilities in Memphis, our single largest manufacturing location, continued to source electricity from renewable wind energy, accounting for around 40% of our total electricity usage.

Our roadmap to net zero is outlined below. These are our current targets and actions, which will be updated in the coming years as our plans develop.

» Read about our carbon reduction roadmap on page 51

Roadmap to net zero

2019	2025	2040	2045

What we are currently doing:

– Conducting a detailed analysis of our energy usage data

– Actioning our carbon reduction road map (see page 51)

– Assessing our Scope 3 emissions

– Sourcing renewable electricity for our manufacturing facility in Memphis and examining options to both source and generate renewable electricity in Malaysia (see page 51)

– Converting European and UK leased vehicles to an electric fleet

What we will do next:

– Prepare a carbon reduction road map to reduce Scope 3 emissions by 2045

– Implement renewable electricity at all of our strategic manufacturing sites by 2025

– Convert our remaining global fleet to electric vehicles

– Encourage suppliers to set their own net zero targets

“As a portfolio medical technology company,
Smith+Nephew’s purpose is to restore and
promote health and wellbeing. We believe that
this applies not just to the benefits our
products deliver to patients, but also to the
wider health of the planet and society. Our
net zero pledge will help each of us view our
actions here and now through the lens of the
long-term good we can do.”

Roland Diggelmann

Chief Executive Officer

70% reduction in Scope 1 and 2 emissions by 2025	100% reduction in Scope 1 and 2 emissions by 2040	100% reduction in Scope 3 emissions by 2045

Smith+Nephew Annual Report 2021	53

Building a healthy and sustainable future continued

TCFD reporting	Pages 54–56 set out Smith+Nephew’s disclosures per the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) framework.

Governance

The way in which we manage sustainability is directly linked to our business strategy. Oversight of our sustainability strategy is one of the Matters Reserved to the Board. The Board reviews the sustainability strategy and its progress on a regular basis and approves the Sustainability Report annually.

The Board sets our risk appetite and monitors the application of our risk framework including strategy, execution and outputs of risk reviews. Refer to the risk report on page 58 for more details on our risk management process and risk governance framework. Climate-related risks are captured in our sustainability risk register and are mapped to our Principal Risks.

The Compliance & Culture Committee, chaired by Marc Owen, has oversight of sustainability, encompassing the Group’s impact on employees, the environment, the local communities in which it operates, customers, suppliers and other stakeholders. The Audit Committee, chaired by Rick Medlock, is responsible for ensuring oversight of the process by which risks relating to the Group and its operations are managed and for reviewing the operating effectiveness of the Group’s Risk Management process. Both Committees receive regular updates on sustainability and climate-related financial risks and opportunities, and the Audit Committee assesses whether climate change has a material impact upon our financial statements by reviewing the possible impact of different scenarios related to climate change.

Our Chief Executive Officer, Roland Diggelmann, leads our sustainability efforts while our Sustainability Council reviews the development and implementation of sustainability initiatives within the business at an operational level. The Council is set at executive level to ensure a top-down approach to sustainability.

Smith+Nephew leaders consider sustainability risks and opportunities in their decision making. Detailed information on our risk governance framework can be found on pages 58-59 of the Annual Report; detailed information on our sustainability risks can be found in our Sustainability Report.

Our sustainability governance framework
Board Oversight of sustainability strategy and risk management programme.

Audit Committee	Compliance & Culture Committee	Executive Committee

– Oversight of the risk management process and reviewing its operating effectiveness.

– Receives regular updates on sustainability and climate-related financial risks and opportunities.

– Assesses whether climate change has a material impact on our financial statements.

– Oversight of sustainability policy and performance. – Receives regular updates on sustainability and climate-related financial risks and opportunities.	– Management of sustainability strategy implementation. – Ensures that sustainability risks and opportunities are included in decision-making.

Sustainability Council

– Develops and implements our sustainability strategy.

– Oversight of target-setting and achievement.

– Membership includes: Human Resources, Global Operations, Quality and Regulatory Affairs, Research & Development, Public Policy & Government Affairs, Commercial, Finance, Procurement and Supply Chain.

» See page 96 for Audit Committee membership » See page 106 for Compliance & Culture Committee membership » See pages 80–83 for Executive Committee membership

» Detailed information on our risk governance framework can be found on pages 58 and 59 of the Annual Report; detailed information on our sustainability risks can be found in our Sustainability Report.

54	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Strategy

Our sustainability strategy is directed by our business strategy and built on our purpose – Life Unlimited, our Strategy for Growth and our culture pillars of Care, Collaboration and Courage. Our strategy, which was developed by our Sustainability Council in 2019 and approved by the Board, is inspired by the United Nations’ Sustainable Development Goals. Our strategy reflects the importance of social, environmental and economic aspects of sustainable development.

Our Principal Risks capture our climate-related risks in our Enterprise Risk Management (ERM) process:

– Business continuity and business change: severe weather patterns, global temperature rise and sea-level rise; and internal and external disruptions to our supply chain such as manufacturing disruptions.

– Commercial execution: inability to satisfy customers’ sustainability requirements and expectations.

– New product innovation, design & development including intellectual property: sustainability in new products.

– Political and economic: changes in public policy.

We address climate-related risk primarily through business strategies in our global operations functions including facilities, health & safety and business continuity management. Refer to the Risk Management section on page 56 and the risk report on page 58 for more details on our risk management process.

Climate-related opportunities:

Climate-related opportunities are identified and addressed through our sustainability strategy and programmes. Through this process we have identified a number of climate-related opportunities relating to energy sourcing, energy efficiency and packaging reduction initiatives.

In 2020, all our locations in Memphis began sourcing electricity from renewable wind energy. We completed construction of our Malaysia facility in 2021, and are making progress with options to both source and generate renewable electricity in 2022.

In 2021, we aligned with the recommendations of the Intergovernmental Panel on Climate Change and updated our life cycle greenhouse gas (GHG) emissions target from an 80% reduction by 2050 to net zero by 2045. We understand how important it is to balance environmental initiatives with business activities and strive to reduce emissions through new technology. We have conducted a review of our current state and captured related business risks in our risk register.

» Refer to page 51 for details on
our carbon reduction roadmap

Scenario analysis:

During 2021, we took steps towards incorporating scenario analysis into our sustainability strategy by undertaking financial modelling to provide a high-level understanding of the potential impact of climate change on our business. This analysis did not include the impacts of regulatory restrictions, but rather focused on the physical impacts of climate change. Based on our high-level assessment, the impact of a 2°C global temperature increase is not expected to have a material impact on our business in terms of business interruption. Focusing on our critical manufacturing sites, we modelled the potential financial impact of three scenarios: a 5-metre sea-level rise; a global temperature rise of at least 4°C; and extreme weather. The modelling focused on the material impacts on our business, was based on our current business activities and assumed no mitigation.

Based on the analysis undertaken, global temperature rise and extreme weather are not expected to have fundamental impacts on our business model. However, the Group has a number of manufacturing sites in coastal locations which are at low elevations and these could be impacted by a 5-metre sea-level rise. Further work is necessary to determine the full impact and whether any remedial action is necessary and in what time frame. Existing flood defences are expected to mitigate any near-term impacts and the longer term impact on the Group’s manufacturing footprint is an area of focus being taken into account in our manufacturing strategy.

In 2022, we plan to undertake a more detailed analysis on these scenarios, which will incorporate all of our key locations, contract manufacturers and single and sole source suppliers, to better inform our strategic and financial planning.

In 2021, we continued to source our electricity for our Memphis locations from renewable wind energy.

Smith+Nephew Annual Report 2021	55

Building a healthy and sustainable future continued

TCFD reporting continued

Risk management	Metrics and targets

Climate-related risks are managed through our comprehensive risk governance framework. At the top of our structure, the Board sets our risk appetite and monitors the application of our risk framework, including strategy, execution and outputs of risk reviews by the business and the Group Risk Team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, the risk owner community and our management group. A formal ‘bottom-up’ exercise ensures that risks are escalated back through the process to our Board and are reflected in our Principal Risks as appropriate. Refer to pages 58–59 for more detail.

We have published an annual sustainability report since 2001 detailing progress against our global targets. We have targets in each of our priority areas: People, Planet and Products. Our key climate-related metrics are greenhouse gas emissions and waste to landfill. Our key targets in relation to these metrics are net zero greenhouse gas emissions by 2045 and zero waste to landfill at our strategic manufacturing facilities by 2030. Detailed information about our targets and progress made against those targets can be found on pages 50–52 of the Annual Report and in our Sustainability Report.

The Remuneration Committee has determined that with effect from 2022, 5% of the Annual Bonus Plan will be dependent on the achievement of ESG targets linked to our sustainability strategy.

We have mapped our Scope 1 and Scope 2 emissions and are in the process of mapping our Scope 3 emissions in order to meet our updated target of reducing total life cycle GHG emissions to net zero by 2045. In 2021, we also established interim carbon reduction targets to 2025. Refer to page 53 for details on our Scope 1 and Scope 2 net zero roadmap.

In 2021, we worked with our global energy partner to model our Scope 1 and Scope 2 emissions in line with scenarios limiting global temperature rises to 2°C and 1.5°C. The outputs of these analyses will be used to inform decisions and prioritise actions. We have not disclosed our Scope 3 emissions as we are in the process of assessing them. Our Scope 1 and 2 emissions are included and provided on page 57 of the Annual Report with more detailed information also available in our Sustainability Report.

In 2021, our location-based and market-based Scope 1 and Scope 2 emissions reduced by 1% and 30% respectively compared to 2019 and we sent 9% less waste to landfill compared to 2019.

Climate-related risks:

We identify climate-related risks based on short-, medium- and long-term horizons. We consider short term to be within one year, medium term to be within three years and long term to be greater than three years. Short-term risks are captured in our annual financial planning process; medium- and long-term risks are captured within our global footprint planning process. In 2021, we revised our annual and three-year financial planning, and our capital expenditure planning processes to begin to require climate-related risk information and specific sustainability considerations.

In 2021, we added a sustainability risk register to our ERM process. After assessing our business activities, we have determined that climate change is not currently a Principal Risk to the business as we do not expect climate change to fundamentally alter the demand for our products or our ability to manufacture and supply them. As outlined on page 55, our Principal Risks capture climate-related risks in our ERM process.

Detailed information on our ERM process can be found on page 58 of the Annual Report and in our Sustainability Report.

Gary Carr

Manufacturing Director
and Hull Site Leader,
charging his electric car
on site in Hull (UK)

In 2021, we undertook a six-month trial of electric cars compared to our traditional internal combustion engine (ICE) fleet to understand driver satisfaction, environmental impact, and reliability. As a result we are now transitioning to predominantly electric vehicles in the UK fleet. We have also implemented this change in the Netherlands and are currently extending this to Denmark, Norway, Finland, Sweden and Germany with France, Italy, Spain, and Portugal to follow.

In 2021, we are also reporting

against the SASB framework

for our sector of Medical

Equipment and Supplies.

» SASB reporting on
pages 232–233

Electric cars in Europe

56	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

CO2e reporting methodology, materiality and scope

We report the carbon footprint of our Scope 1 and 2 greenhouse gas (GHG) emissions in tonnes of CO2 equivalent from our business operations for the year ended 31 December 2021. We are including UK specific energy and emissions data to satisfy the Streamlined Energy and Carbon Reporting (SECR) requirements.

Our focus is on the areas of largest environmental impact, including manufacturing sites, warehouses, R&D sites and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2021 are included in the data, with more recent ones excluded. This is in-line with our established policy for the integration of acquired assets.

Our GHG emissions reporting represents our core business operations and facilities that fall within the scope of our consolidated financial statements. Primary data from energy suppliers has been used wherever possible.

We report our emissions in two scopes:

– Scope 1 figures include: Direct sources of emissions which mainly comprise the fuels we use on-site, such as gas and heating oil, and fugitive emissions arising mainly from the losses of refrigerant gases. We have included UK vehicle emissions from leased cars since 2020.

– Scope 2 figures include: Indirect sources of emissions such as purchased electricity and steam we use at our sites.

Location-based emissions are calculated in compliance with the WRI/WBCSD GHG Protocol Corporate Accounting and Reporting Standard and have been calculated using carbon conversion factors published by BEIS/Defra for 2021. We have applied the emission factors most relevant to the source data, including Defra 2021 (for UK locations), IEA 2019 (for overseas locations) and for the US we have used the most recently available US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for the regions in which we operate. All other emission factors for gas, oil, steam and fugitive emissions are taken from Defra 2021.

In line with dual-reporting we also report market-based emissions. These are contractual or supplier-specific emission factors that can be applied when procuring low-carbon energy or siting facilities in areas with lower emissions but also recognising that this might be higher than the grid average in some cases. Where market-based factors were not available, we have used ‘Residual Mix’ data for the EU locations and IEA data for all other countries, except the remaining US locations where the eGRID factors were applied.

We have also implemented, or benefited from, numerous energy efficiency and low-carbon energy measures during 2021. Some of these savings include:

independent energy audits; detailed analysis of our energy usage data to identify anomalies and saving opportunities; the use of solar panels in India and China; a Combined Heat and Power (CHP) (natural gas fired) unit in Germany; Building Energy Management Systems (BEMS) to control equipment for maximum efficiency; and the use of time zones and setbacks. We have also targeted the use of online ‘real time’ data to monitor energy usage to make savings. We have a programme to replace older inefficient equipment with highly efficient equipment, such as compressors, chillers, pumps, fans and motors. This year we have also started to convert our company car fleet in Europe to battery electric vehicles (BEVs) where appropriate.

In Memphis during 2021, we purchased renewable energy certificates (RECs) through Green Flex, a voluntary renewable energy programme. Certified by Green-e Energy, North America’s leading certification programme for renewable energy, Green Flex RECs are based on wind power generated in the Midwest US. Purchasing RECs gives buyers the right to renewable energy and also makes it possible to track ownership of it. Our participation in this scheme underscores our commitment to supporting renewable energy and helps to reduce our market-based carbon emissions footprint.

		2021			2020			2019
	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total
CO2e emissions (tonnes) from: Direct emissions (Scope 1)[1]	5,892	5,443	11,335	4,842	4,912	9,754	4,747	5,141	9,888
Indirect emissions (Scope 2) (location-based)	3,900	60,987	64,887	3,968	59,223	63,191	4,911	62,413	67,324
Total (location-based)	9,792	66,430	76,222	8,810	64,135	72,945	9,658	67,554	77,212
Indirect emissions (Scope 2) (market-based)	5,088	30,374	35,462	4,851	25,527	30,378	5,072	52,080	57,152
Total (market-based)	10,980	35,817	46,797	9,693	30,439	40,132	9,819	57,221	67,040
Energy consumption to calculate Scope 1+2 emissions (GWh)	49	183	232	43	169	212	45	168	213
Intensity ratio (location-based): CO2e (t) per $m sales revenue			14.7			15.9			15.1
CO2e (t) per full-time employee			4.0			3.9			4.3

1  UK vehicle data included in Scope 1 emissions since 2020.

2021 data includes recent acquisitions completed during 2020. Revenue: 2021:$5.2bn; 2020:$4.6bn; 2019: $5.1bn. Full-time employee data: 2021: 18,976; 2020: 18,581; 2019: 18,030.

Smith+Nephew Annual Report 2021	57

Risk report

Like all businesses, we face risks and uncertainties	Our risk governance framework

Our risk management process

Successful identification and management of existing and emerging risks is critical to the achievement of strategic objectives and to the long-term success of any business. Risk management is therefore an integral component of Smith+Nephew’s Corporate Governance.

As in previous years our Enterprise Risk Management (ERM) process is based on a holistic approach to risk management. Our belief is that the strategic and operational beneﬁts of proactively managing risk are achieved when ERM is aligned with the strategic and operational goals of the organisation. Our process and governance structure achieve this.

2021 has seen continuing improvement of risk management. We added dedicated Sustainability and Business Continuity risk champions and risk registers to the ERM scope. We increased collaboration between the Group Risk team and Business Area Risk Champions to discuss emerging risks more frequently. We improved reporting by adding quarterly qualitative updates on risk changes to the Audit Committee. A formal ERM survey was introduced in 2021 to identify improvement opportunities for 2022.

Risk management life cycle

Annual improvement and reﬁnement of our risk management ensures that it remains aligned with strategy and operations.

Our Risk Management Policy, sponsored by our Chief Executive Officer, is supported by an Enterprise Risk Management Manual and the Group Risk Team providing training to Business Area Risk Champions. As in prior years, risks continue to be managed through a ‘top-down’ and ‘bottom-up’ process, with regular oversight from the Executive Committee and quarterly reports to the Board Committees. An overview of our risk management life cycle is illustrated on this page.

2022 Risk Management Plan

Our work will continue to evolve in 2022 with a particular focus on strengthening cross-functional risk management. This will include deep diving into specific risks with cross functional teams. We will work with the new sustainability risk champion to further develop the risk register in this area. The Group Risk team will also continue to influence decision making through effective challenge.

At the very top of our structure is our Board, setting our risk appetite and monitoring the application of our risk framework including strategy, execution, and outputs of risk reviews by the business and Group Risk Team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, risk owner community and our management group. A formal ‘bottom-up’ exercise ensures that risks are escalated back through the process to our Board and are reflected in our Principal Risks as appropriate. Providing guidance and rigour across this process is our Executive Committee and the Group Risk Team.

At the third line of defence is our Internal Audit Function, providing an annual opinion on the effectiveness of our Risk Management process to the Executive Committee, chaired by the Chief Executive Officer, and then to the Board and its Committees.

1. Risk identification

2. Gross (inherent) risk assessment

3. Current control identification

4. Net (residual) risk assessment

5. Risk response planning

6. Risk reporting

7. Monitoring and review

58	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Board of Directors and Board Committees Executive Committee Business Area Group Risk Team Internal Audit	z

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

Group Risk Team

– Manages all aspects of the Group’s approach to Enterprise Risk Management including design and implementation of processes, tools, and systems to identify, assess, measure, manage, monitor, and report risks.

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

– Lead regular risk register updates.

Internal Audit

– Provides independent assurance to the Board and Audit Committee on the effectiveness of the Group’s Risk Management process.

– Provides annual assessment of effectiveness of Enterprise Risk Management.

Smith+Nephew Annual Report 2021	59

Risk report continued
2021 Principal Risks

We assess our Principal Risks in terms of their potential impact on our ability to deliver our business strategy. These links are highlighted across the following pages. The Principal Risks are presented in alphabetical order below. The COVID impact is included within the Principal Risks as appropriate rather than being separately identified.

Business continuity and business change

Our business depends on our ability to plan for and be resilient in the face of events that threaten one or more of our key locations. Damage caused by natural disasters and severe weather can and do threaten our critical sites. Widespread outbreaks of infectious diseases, such as the COVID pandemic, create uncertainty and challenges for the Group and our customers.

Our business also requires continuous improvement and depends on our ability to execute business change programmes. The pace and scope of our business change initiatives may increase execution risk for the change programmes as well as for our business-as-usual activities.

Examples of risks

– Ongoing COVID disruption to manufacturing, distribution and support functions globally or regionally due to subsequent waves.

– Widespread outbreaks of infectious diseases (other than COVID).

– Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufacturing redundancy).

– Severe weather patterns, global temperature rise and sea-level rise caused by climate change or natural disaster causes damage to manufacturing or distribution facilities, impacting ability to meet customer demand.

– Disruption to the business due to critical system infrastructure and applications being unavailable.

– Signiﬁcant change prevents our projects and programmes achieving the intended beneﬁts and disrupts existing business activities.

– Failure to transform to achieve our sustainability targets.

Actions taken by management

– Pandemic global, regional, and local crisis management governance in place.

– Processes and guidance on how to manage various scenarios associated with the ongoing COVID pandemic.

– Delivering Workplace Unlimited ‘New Normal‘ programme.

– Controlled and phased return to office approach.

– Emergency and incident management and business recovery plans in place at major facilities and for key products and key suppliers.

– IT disaster recovery policy in place.

– Leadership taskforce established to resolve cumulative impact of global supply chain events.

– Project management governance and toolkits and project steering committee oversight to support successful execution of programme and projects.

– Executive level sustainability council oversees target setting and monitors progress.

Oversight Board Change from 2020	Link to Strategy 1. Strengthen 3. Transform

Risk change from 2020 key Increased risk Reduced risk No change

60	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Our Strategy for Growth

1	Strengthen the foundation to serve customers sustainably and simply	2	Accelerate profitable growth through prioritisation and customer focus	3	Transform our business through innovation and acquisition

» Further information on our Strategy for Growth can be found on page 7

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

– Inability to satisfy customers’ sustainability requirements and expectations.

– Limited healthcare professional access to medical education.

– Failure to achieve potential from acquisitions due to integration challenges.

Actions taken by management

– Strategic planning process clearly linked to business and Group risk.

– Continued new product launches and monitoring of innovation pipeline.

– Developed accessible sales information and training modules for sales staff.

– Improved healthcare professional engagement model.

– Policies and procedures to enhance channel management implemented.

– Virtual medical education processes put in place.

– Increased footprint of regional training centres.

– Deal-specific integration committee to review/approve integration plans and monitor ongoing processes.

Oversight Board Change from 2020	Link to Strategy 1. Strengthen 2. Accelerate

Smith+Nephew Annual Report 2021	61

Risk report continued

2021 Principal Risks continued

Cybersecurity

We depend on a wide variety of information systems, programs and technology to manage our business. We also develop and sell certain products that are or will be digitally enabled, including connection to networks and/or the internet.

Our systems and the systems of the entities we acquire may be vulnerable to a cyber attack, theft of intellectual property, malicious intrusion, data privacy breaches or other signiﬁcant disruption. We have a layered security approach in place to prevent, detect and respond, to minimise the risk and disruption of any intrusions and to monitor our systems on an ongoing basis for current or potential threats.

Examples of risks

– Loss of intellectual property/major data privacy breach or signiﬁcant impact on business operations.

– Inadequate consideration of cybersecurity in the design of new products.

– Disruption to business operations due to a signiﬁcant cybersecurity incident.

– Increased government focus on cybersecurity and changes in regulatory environment.

Actions taken by management

– Ensured every user has access to and is using a secure Virtual Private Network (VPN) when connecting to Smith+Nephew networks to safeguard remote working.

– Continued security awareness activities including email communications, intranet posts, visuals, videos and more COVID-related email phishing training activities.

– Multi-factor authentication tools reduce the likelihood of remote attacks.

– Security information and event management (SIEM) in place to provide real-time analysis of security alerts generated by applications and network hardware.

– Regular penetration testing and frequent vulnerability scanning undertaken.

– Endpoint protection and intrusion detection/prevention implemented.

– Security governance structure in place including a Cybersecurity Steering Committee.

– Monitor developments from governments and raise changes and developments with Global IT Security.

– Cybersecurity Maturity Programme monitored by the Audit Committee.

Oversight Audit Committee Change from 2020	Link to Strategy 1. Strengthen

62	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Global supply chain

Our ability to make products available to customers in over 100 countries requires complex manufacturing and supply chain processes. Increased outsourcing, more sophisticated materials, and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption in our supply chain. Supplier disruption, capacity constraints and the regulatory environment increase our exposure to supply chain disturbance.

Inflationary pressure on production and freight costs increases our risk of failing to achieve accelerated profitable growth.

Examples of risks

– Disruption to manufacturing at a single source facility (lack of manufacturing redundancy).

– Manufacturing and supply chain capacity not adequate to support growth.

– Risks associated with the transition of warehouse and distribution activities to external supplier impacting inbound and outbound logistics.

– Supplier failure impacts ability to meet customer demand (single source supplier).

– Inadequate sales and operational planning impacts ability to meet customer demand for product.

– Excess inventory due to incorrect demand forecasts, inaccurate demand signals and unexpected changes in demand.

– Failure of suppliers and distribution partners to achieve and maintain regulatory compliance.

– Increasing costs of raw materials and freight.

– Increasing salary and wage costs for manufacturing and distribution employees and contractors.

– Severe weather patterns caused by climate change causes damage to manufacturing or distribution facilities, impacting ability to meet customer demand.

– Disruption to the business due to critical system infrastructure and applications being unavailable.

– Critical material shortages leading to supply challenges.

– Increased freight cycle times, increasing in-network inventory while disrupting customer supply.

– Labour attrition and delays in backfilling.

Actions taken by management

– Delivering Global Operations transformation programme to optimise manufacturing and distribution centres and reduce single source limitations.

– Following Global Operations project management governance and toolkits to support successful execution of transformation programmes.

– Risk-based review programmes undertaken for critical suppliers.

– Business continuity plans developed and alternative source options identiﬁed for critical suppliers.

– Executive oversight of sales and operational planning.

– Increased coordination between commercial, supply chain and logistics to improve forecast accuracy.

– Comprehensive product quality processes in place from design to customer supply.

– Supplier contract agreements achieve and manage regulatory compliance.

– Initiatives to improve manufacturing efficiency and reduce overhead costs.

– IT disaster recovery policy in place.

– Leadership taskforce established to resolve cumulative impact of global supply chain events.

Oversight Board Change from 2020	Link to Strategy 1. Strengthen

Smith+Nephew Annual Report 2021	63

Risk report continued

2021 Principal Risks continued

Legal and compliance

We are committed to doing business with integrity and believe that ‘doing the right thing’ is part of our mandate to operate. We operate in multiple countries and regulatory authorities in each jurisdiction enforce an increasingly complex pattern of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing, sale and operation of both traditional and digital healthcare products and services.

Operating across this complex and dynamic legal and compliance environment, which includes regulations on bribery, corruption, and privacy, increases the risk of fines, penalties, and reputational damage. We mitigate this through legal and compliance policies, procedures, training, and practices designed to prevent and detect violations of law, regulations, and industry codes.

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

Actions taken by management

– Group Compliance and Culture Committee oversees our ethical and compliance practices.

– Global compliance programme, policies and procedures.

– All employees required to undertake annual training, including privacy, and to certify compliance on an annual basis with our Code of Conduct and Business Principles.

– Issued an enhanced third-party guide to doing business with Smith+Nephew.

– Group monitoring and auditing programmes in place.

– Conﬁdential independent reporting channels for employees and third parties to report concerns.

– Monitoring new regulatory and enforcement trends.

Oversight Compliance & Culture Committee Change from 2020	Link to Strategy 1. Strengthen 2. Accelerate 3. Transform

Mergers and acquisitions

As the Group grows to meet the needs of our customers and patients, we recognise that we are not able to develop all the products and services required using internal resources and therefore need to undertake mergers and acquisitions in order to expand our offering and to complement our existing business. In other areas, we may divest businesses or products which are no longer core to our activities.

It is crucial for our long-term success that we make the right choices around acquisitions and divestments.

Failure to identify appropriate acquisition targets, to conduct adequate due diligence or to integrate them successfully or to deliver on the acquisition business case would have an adverse impact on our competitive position and proﬁtability.

Examples of risks

– Failure to identify appropriate acquisitions.

– Failure to conduct effective acquisition due diligence.

– Failure to integrate newly acquired businesses effectively, including integration with Group standards, policies and ﬁnancial controls.

– Failure to deliver on plans to achieve the acquisition business case.

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

– Detailed and comprehensive cross-functional due diligence undertaken prior to acquisitions by experienced internal and external experts (including the integration team).

– Compliance risks included as part of due diligence reviews, integration plans and reporting for acquisitions.

– Deal-speciﬁc integration committee review, approval of integration plans and monitoring of ongoing process.

– Board reviews deals once a year.

Oversight Board Change from 2020	Link to Strategy 3. Transform

64	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

New product innovation, design & development including intellectual property

Our new product innovation pipeline is becoming larger and increasingly complex as we focus our efforts on high growth markets and procedure innovation using digital technologies such as connectivity, predictive data analytics and biologics. Consequently, we need to continue to better understand unmet customer needs, drivers of surgical efficiency and patient outcomes, and new country/regional regulations including requirements related to cybersecurity. If Smith+Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

Examples of risks

– Failure to develop, partner or acquire a competitively differentiated innovation.

– Insufficient long-term planning to respond to competitor disruptive entries into marketplace.

– Inadequate innovation due to low Research & Development (R&D) investment, R&D skills gap or ineffective product development execution.

– Loss of market share due to critical gaps in product portfolio not filled.

– Loss of proprietary data due to natural disasters or failure of Product Lifecycle Management (PLM) systems.

– Competitors may assert patents or other intellectual property rights against the Group or fail to respect the Group’s intellectual property rights.

– Failure to ensure sustainability in new products.

Actions taken by management

– Continued product and technology acquisitions and product launches.

– Global R&D organisation and governance framework providing strategic direction for allocation of R&D investment across all businesses. Clear stage-gate process to continually evaluate R&D investment decisions and development of new products.

– Cross-functional New Product Design and R&D processes focused on identifying new products and potentially disruptive technologies and solutions.

– Replacing global PLM systems.

– Monitored external market trends and collated customer insights to develop product strategies.

– Careful attention to intellectual property considerations.

– Sustainability criteria built into New Product development processes.

Oversight Board Change from 2020	Link to Strategy 3.Transform

Political and economic

We operate a global business and are exposed to the effects of political and economic risks, changes in the regulatory and competitive landscape, trade policies, political upheaval, changes in government policy regarding healthcare priorities, increasing inflationary pressure and tax rates, preference for local suppliers, import quotas, war, economic sanctions and terrorist activities.

Examples of risks

– Global or regional recession and increasing macroeconomic controls due to COVID impact on customer ﬁnancial strength.

– Global political and economic uncertainty and conflict.

– Failure to meet the sustainability targets and public policy changes.

– Implementation of healthcare reforms and/or protectionist measures, eg US/China trade, and regulations in local markets.

– Market access rights.

– Increases in import and labour costs.

– Increases in tariffs and restrictions on global trade.

– UK and EU disagree over implementation of Brexit.

– Inflationary pressures impacting raw materials, freight, salaries and wages.

Actions taken by management

– Built sustainability strategy on our purpose, business strategy, and culture pillars, and tracked and benchmarked targets within the industry.

– Sustainability Council monitors public policy.

– Continued engagement with governments, administrations, and regulatory bodies to enhance education and advocacy efforts with policymakers.

– Actively participate in trade associations to enhance education and advocacy efforts with policymakers.

– Ongoing engagement and monitoring/lobbying on localisation initiatives.

Oversight Board Change from 2020	Link to Strategy 2. Accelerate

Smith+Nephew Annual Report 2021	65

Risk report continued

2021 Principal Risks continued

Pricing and reimbursement

Our success depends on our ability to sell our products proﬁtably, despite increasing pricing pressures from customers and the availability of adequate government funding to meet increasing demands for our products arising from patient demographic trends. The prices we charge are therefore impacted by budgetary constraints and our ability to persuade customers and governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness.

We further face market changes, such as China volume-based procurement, consolidation of customers into buying groups, input cost inflation, increasing professionalisation of procurement departments and the commoditisation of entire product groups, which continue to challenge prices.

We mitigate this through portfolio mix and promotion of differentiated products, including a compelling clinical and economic value proposition.

Examples of risks

– Reduced reimbursement levels and increasing pricing pressures.

– Systemic challenge on number of elective procedures.

– Lack of compelling health economics data to support reimbursement requests.

– Unilateral price controls/reductions imposed on medical devices.

– Price-driven tendering/ procurement processes.

– Volume-based procurement in China and other markets.

– Limited access to non-clinical decision makers.

Actions taken by management

– Developed innovative economic product and service solutions for both established and emerging markets.

– Incorporated health economic components into the design and development of new products.

– Sales training to improve capability to communicate the clinical and economic value proposition to non-clinical decision makers.

– Implementing innovative contracting models designed to lessen the risk of adoption and coverage for healthcare providers and payers.

– Increased engagement with payer bodies to influence reimbursement mechanisms to reward innovation.

– Optimise portfolio mix and promote differentiated products.

– Consideration of price increases.

Oversight Board Change from 2020	Link to Strategy 1. Strengthen 2. Accelerate

Quality and regulatory

Global regulatory bodies continue to increase their expectations of manufacturers and distributors of medical devices. Our products are used in the human body and therefore patient safety is of paramount importance. The European Medical Device Regulation (EU MDR), the Medical Device Single Audit Programme and multiple other global regulations and standard changes have increased the focus on clinical and technical evidence, supplier controls and product performance transparency.

Examples of risks

– Transition to EU MDR impacts ability to meet customer demand.

– Increase in time required by Notiﬁed Bodies to review product submissions and site quality systems’ certiﬁcation time for new products and EU MDR changes impacts ability to meet customer demand.

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

– Changes to UK Medical Devices regulation following Brexit.

Actions taken by management

– EU MDR Steering Group regularly monitors activities to comply with new requirements.

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

– Incident management teams in place to provide a timely response in the event of an incident relating to patient safety.

– Governance framework in place for reporting, investigating and responding to instances of product safety and complaints.

– Local clinical evidence requirements are included in global new product development projects.

Oversight Compliance & Culture Committee Change from 2020	Link to Strategy 1. Strengthen

66	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Talent management

We recognise that people leadership, effective succession planning and the ability to engage, retain and attract talent is a key lever of success for our business. Recruitment and retention of top talent is a critical risk which requires a strong engagement process. Failure to do so places our ability to execute the Group strategy and to be effective in the chosen market/discipline at risk.

Examples of risks

– Loss of key talent, high attrition and lack of appropriate succession planning in context of required skillsets for future business needs.

– Loss of competitive advantage due to an inability to attract and retain top talent.

– Loss of intellectual capital due to poor retention of talent.

– Failure to attract talented and capable candidates.

– Increased talent movement globally due to shifting personal work-life balance priorities.

– Increased salaries globally, particularly in the Research & Development, Quality and Regulatory Affairs, manufacturing and distribution functions.

Actions taken by management

– Talent planning and people development processes well established across the Group.

– Talent and succession planning discussed annually by the Board and regularly by the Executive Committee and Nomination & Governance Committee.

– Identiﬁcation of high value roles and ensuring that these roles are ﬁlled with our high-performance individuals with strong succession plans in place.

– Developed strategic skills resourcing plan by functional areas.

– Provided employees with access to tools and resources to manage their emotional, physical, and mental wellness.

– Ongoing segmentation of specific job roles and applying focused rewards to ensure we are competitive and attractive to candidates.

Oversight Board Change from 2020	Link to Strategy 1. Strengthen

Taxation and foreign exchange

We operate a global business and are therefore required to comply with tax legislation in multiple jurisdictions and are also exposed to exchange rate volatility. Adverse changes to tax legislation, including those driven by international agreements such as the OECD proposed global minimum tax rate, and volatility in foreign currency exchange rates can impact our results and it may not be possible to fully mitigate against them.

Examples of risks

– Potential for significant tax rate changes and/or base broadening measures in key jurisdictions where we operate including OECD proposals and US tax reform.

– Failure to comply with current tax laws.

– Transfer pricing policy not correctly implemented or monitored.

– Risk of adverse trading margins due to fluctuating foreign currency exchange rates between our main manufacturing operations (the US, UK, Costa Rica and China) and where our products are sold.

– Changing legislation in the US and other key markets may require changes to our operating model.

Actions taken by management

– The Group Tax team continually monitor developments in tax legislation and obtain external advice where relevant.

– The Group Tax team, supported by external advisors, work closely with the business to implement agreed processes and procedures.

– A foreign exchange hedging programme is operated and is overseen centrally by the Group Treasury team.

– The Finance and Banking Committee monitors ongoing treasury and tax matters including foreign exchange exposure.

– Experienced Finance team.

– Internal Audit and Audit Committee oversight.

– Seeking appropriate independent third-party advice when required.

Oversight Audit Committee Change from 2020 Replaces Finance Risk	Link to Strategy 1. Strengthen

Smith+Nephew Annual Report 2021	67

Risk report continued

Our Viability Statement

How we assess our prospects

During the year, the Board has carried out a robust assessment of the principal risks affecting the Company, particularly those which could threaten the business model. These risks, and the actions being taken to manage or mitigate them, are explained in detail on pages 58–67 of this Annual Report.

In reaching our Viability Statement conclusion, we have undertaken the following process:

– The Audit Committee reviewed the Risk Management process at their meetings in February, April, July and December, receiving presentations from the Group Risk Team, explaining the processes followed by management in identifying and managing risk throughout the business.

– In May and October 2021, the Executive Committee (ExCo) met as a Risk Committee to review the 2021 Principal Risks (the top-down risk review process), The ExCo was asked to consider the signiﬁcant risks which they believed could seriously impact the proﬁtability and prospects of the Company and the principal risks that would threaten its business model, future performance, solvency or liquidity.

– All ExCo members nominated the Risk Champions and have worked with them to prepare risk registers. The Risk Champions nominated by the ExCo are senior, trained in risk management and most of the team have at least two years of experience in the Company.

– Using the outputs from the Business Area ‘bottom-up’ risk identiﬁcation completed in September 2021 and following ‘top-down’ discussions with ExCo, the most signiﬁcant risks affecting our organisation were presented to ExCo for approval in October as the draft 2021 Principal Risks facing the Company.

– ExCo agreed to retain 11 of the 12 Principal Risks from 2020. The Finance Risk is replaced by a Taxation and Foreign Exchange risk.

– ExCo considered the continuing impact of COVID, including within the viability scenario analysis.

– In assessing our TCFD risks we concluded that climate related risks are not significant in our viability horizon of three years. Nonetheless, we have included an extreme weather event in our Business Continuity and Business Change scenario.

– All relevant executives have attested alignment to the Group’s Enterprise Risk Management Process as part of the annual certiﬁcation on governance, risk, and compliance.

– The Board debated and agreed the risk appetite for each of the Principal Risks in July 2021.

– Final Principal Risks were presented to the Audit Committee and the Board in February 2022 for their consideration and approval.

– Throughout the year, a number of reviews into different risks were conducted by the Board, the Audit Committee and the Compliance & Culture Committee looking into the nature of the risks and how they were mitigated.

Assessment period

The Board have determined that the three-year period to December 2024 is an appropriate period over which to provide its Viability Statement.

This period is aligned to the Group’s Strategic Planning process and reflects the Board’s best estimate of the future viability of the business.

Scenario testing

To test the viability of the Company, we have undertaken a robust scenario assessment of the Principal Risks, which could threaten the viability or existence of the Company. These have been modelled as follows:

– In carrying out scenario modelling of the Principal Risks on the following page we have also evaluated the impact of a severe but plausible combination of these risks occurring over the three-year period. We have considered and discussed a report setting out the terms of our current ﬁnancing arrangements and potential capacity for additional ﬁnancing should this be required in the event of one of the scenarios modelled occurring.

– We are satisﬁed that we have robust mitigating actions in place as detailed on pages 58–67 of this Annual Report. We recognise, however, that the long-term viability of the Company could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less effective than intended.

Viability Statement

Having assessed the Principal Risks, the Board has determined that we have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2022. In our long-term planning we consider horizons of between ﬁve and ten years. However, as most of our efforts are focused on the coming three years, we have chosen this period when considering our viability.

Our conclusion is based on the Strategic Plan reviewed by the Board in December 2021. We will continue to evaluate any additional risks which might impact the business model.

By order of the Board, on 22 February 2022. Susan Swabey Company Secretary

68	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

2021 Scenarios modelled
Scenario 1: Further COVID business disruption and pricing and reimbursement pressures
COVID disruption to elective surgery, manufacturing, distribution and support functions globally or regionally due to subsequent waves leading to a major loss of revenues and profits.	Action taken: We have modelled global volume reduction of 10% for the first six months of 2022, and a reduction of 5% for the last six months of 2022 with a similar assumption in 2023.
Reduced reimbursement levels and increasing pricing pressures.	Action taken: We have modelled price erosion of 1% for 2022 and 1% to 2023.
Link to strategy – Accelerate profitable growth through prioritisation and customer focus.	Link to Principal Risks – Business Continuity and Business Change. – Global Supply Chain. – Commercial Execution. – Political and Economic. – Pricing and Reimbursement.
Scenario 2: Operational risk
Inability to keep pace with signiﬁcant product, innovation, and technical advances to develop commercially viable products, losing significant market share to the competition.	Action taken: We have modelled 3% lower growth than planned for a key product range in the US in 2023 and 2024.
Disruption to manufacturing at a single source facility – resulting in our inability to manufacture several key products for one year.	Action taken: We have modelled the loss of strategic production machinery, resulting in the loss of production and sales for several key products for one year (2023).
Key Supplier Disruption – resulting in our inability to manufacture and supply a few key products for a full year.	Action taken: We have modelled an interruption to receiving goods from a key supplier for a period of one year in 2023.
Increases in raw materials, freight and labour costs.	Action taken: We have modelled an increase in our input costs by an additional 5% in 2022 and 2023, due to continued inflationary pressures.
Product Liability Claim.	Action taken: we have modelled a group of product liability claims resulting in a settlement agreement requiring cash payment in 2023 and 2024, without any insurance coverage.
Link to strategy – Strengthen the foundation to serve customers sustainably and simply. – Transform our business through innovation and acquisition.

Link to Principal Risks

– Commercial Execution.

– New Product Innovation, Design & Development including Intellectual Property.

– Global Supply Chain.

– Business Continuity and Business Change (weather related disruption).

– Political and Economic.

– Talent Management.

Scenario 3: Tax, foreign exchange, legal, regulatory and compliance risks
Data privacy failure – giving rise to a significant fine or loss.	Action taken: We have modelled a one-off significant fine from regulator of 2% of revenue or loss resulting from a data privacy issue in 2023.
Failure to obtain proper regulatory approvals for products or processes impacting our ability to sell products.	Action taken: We have modelled the complete loss of revenue from a key product effective in mid-2022 for two years, and returning to lower volumes in mid-2024.
Risk of adverse trading margins due to fluctuating foreign currency exchange rates across our markets.	Action taken: We have modelled a reduction in profitability in 2023 and 2024 due to a weakening in other currencies relative to the US Dollar by 5%.
Link to strategy – Strengthen the foundation to serve customers sustainably and simply.	Link to Principal Risks – Legal and Compliance. – Quality and Regulatory. – Taxation and Foreign exchange.
Scenario 4: Cybersecurity
Disruption to business operations due to a signiﬁcant cybersecurity incident.	Action taken: We have modelled one of our key regions being unable to invoice also affecting shipping and tracking of deliveries for one month due to a disruption to our IT infrastructure in 2023.
Link to strategy – Strengthen the foundation to serve customers sustainably and simply.	Link to Principal Risks – Cybersecurity.
Scenario 5: Mergers and acquisitions
Failure to integrate newly acquired business effectively to achieve expected growth.	Action taken: We have modelled a scenario of zero growth in a recently acquired business over the three-year period.
Link to strategy – Transform our business through innovation and acquisition.	Link to Principal Risks – Mergers and Acquisitions.

Smith+Nephew Annual Report 2021	69

Our stakeholders

stakeholders
Our approach to stakeholders

In accordance with section 172 of the Companies Act 2006 and the UK Corporate Governance Code 2018, the Board considers the potential impact on the Company’s key stakeholders and takes their views and interests into account when making decisions. The Board also takes the opportunity to engage with our stakeholders, as appropriate. Whilst this was challenging during 2021 due to the COVID pandemic, virtual arrangements have been made where possible with our main stakeholders. For further information on how we engage with our main stakeholders see our section 172 statement on pages 110–113.

Environment and
community

People, Planet and Products are
at the heart of our Sustainability
strategy ensuring a positive
impact on our communities and
our environment and enabling
us to innovate sustainably.

»	See pages 48–57 and our 2021 Sustainability Report

Investors

Our equity investors are
the owners of our business
and it is important for
us to understand their
perspectives on capital
allocation and how the
Company is run.

»	See pages 111 and 222–230

Governments
and regulators

We are subject to the laws
and regulations of many
governments and regulators
across the world and we work
to ensure product safety and
legal compliance in order to
achieve the full potential of
our portfolio.

s
»	See pages 35 and 113

Employees

Our employees are crucial
to the success of our business
and many of our decisions have
an impact on them. We believe
that an engaged workforce
is better for business.

»	See pages 20–27, 107 and 110

Customers
and suppliers

Our business model
creates value through
customer centricity whilst
working in partnership
with our suppliers ensures
we have the right
resources to support
our growth.

»	See pages 36–41 and 112

70	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Governance

Smith+Nephew Annual Report 2021	71

Governance continued

Letter from the Chair	The Board continued to maintain the highest standards of governance during the pandemic working mostly remotely. We look forward to engaging in person soon.

Dear Shareholder

I am pleased to present the governance section of our Annual Report, which includes details about the Board and an explanation of our individual roles and responsibilities. We also summarise the activities of the Board and the Chair of each Board Committee discusses the activities of that Committee during the past year. In addition, we provide insight into our stakeholder engagement.

Executive Team

On 22 February 2022, we announced the appointment of Deepak Nath as Chief Executive Officer with effect from 1 April 2022 and that Roland Diggelmann will be stepping down on 31 March 2022.

Roland has navigated Smith+Nephew through the challenges presented by COVID over the past two years. He has continued to develop the Company’s strategy with a focus on driving accelerated growth, through investment in R&D and innovation, and has sought to enhance operational execution across the business. On behalf of our shareholders, the Board thanks him for his service to the Company.

We are delighted to welcome Deepak as Smith+Nephew’s incoming Chief Executive Officer. He is joining us at an inflection point for the business and will be able to draw on his wealth of experience leading major transformations in innovation-led businesses and achieving market leadership to deliver on the Company’s significant potential for accelerated growth.

Deepak is a highly experienced global healthcare leader with a track record of delivering transformational growth. He joins Smith+Nephew from Siemens Healthineers where most recently he was President of the Diagnostics business. He has also held leadership roles at Abbott Laboratories and Amgen.

72	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Non-Executive team

We also welcomed one new Non-Executive Director to the Board during 2021.

John Ma was appointed to the Board on 17 February 2021. John has an impressive track record in medical device businesses and his contribution provides value as Smith+Nephew continues to develop innovative ways to grow and serve our markets with a focus towards Asia Pacific regions. He is an established healthcare leader and has strong experience of driving market entry and growth within emerging markets. Due to ongoing travel restrictions, John has yet to meet his fellow directors face to face, as he is based in Shanghai. We very much hope that this will be remedied in 2022.

Baroness Virginia Bottomley retired as a Director at the 2021 Annual General Meeting on 14 April 2021, following nine years’ service.

Since year end, Jo Hallas has been appointed to the Board on 1 February 2022 as an additional Non-Executive Director. Jo has extensive international management experience in global industrial companies. She is Chief Executive Officer of Tyman plc, and has a track record of driving growth and transformation whilst embedding sustainability and building corporate culture.

Board operations during 2021

After a long period of holding virtual Board meetings, we were delighted that we were able to meet physically for our September 2021 meeting. For our newly appointed overseas directors, this was the first time they were able to meet their fellow Board members in person, although it was still not possible for John Ma to join us in person from Shanghai. Furthermore, we are disappointed that we had to hold our December meetings remotely, following further restrictions due to the Omicron variant. Although, the Board continues to operate effectively via virtual meetings through the use of technology, we all miss the richer conversations and discussions we were able to have when meeting each other physically. Even though all new Board members undertake tailored induction programmes, nothing can replicate the benefit of meeting our people and physically handling our products. We are looking forward to returning to a full programme of physical meetings in 2022.

Changes to the Board

in 2021/2022

John Ma was appointed to the Board as Non-Executive Director on 17 February 2021.

Virginia Bottomley retired from the Board as Non-Executive Director on 14 April 2021.

Jo Hallas was appointed to the Board as Non-Executive Director on 1 February 2022.

Roland Diggelmann will leave the Board as Chief Executive Officer on 31 March 2022.

Deepak Nath with join the Board as Chief Executive Officer on 1 April 2022.

»	Please see pages 75–79 for the full biography of each director
»	Please see pages 80–83 to read more about our Executive team

33%
of our Board

is female

From 1 April 2022

2
Board members
will be of Asian
ethnicity

Smith+Nephew Annual Report 2021	73

Governance continued Letter from the Chair continued

My retirement as Chair

In December this year, I shall complete nine years’ service as Non-Executive Director of Smith+Nephew, having been appointed Chair in April 2014. Robin Freestone, Senior Independent Director, working with other members of the Nomination & Governance Committee, has therefore commenced a search for a new Chair to lead your Company through the next stage of its development and an announcement will be made in due course. Our intention would be that the new Chair will join the Board as an additional Non-Executive Director in time to allow for a few months’ transition before I formally retire.

Stakeholders

You will read elsewhere in this report on pages 110–113 how we have enhanced the ways we ensure that we consider the views of our stakeholders in our decision-making process and in particular the continuation of the Board/employee listening sessions led by Marc Owen and the Compliance & Culture Committee. Greater engagement with our stakeholders and our employees in particular is providing the Board with richer context and background for when we make major decisions. Whilst most of these sessions were held remotely throughout 2021, we managed to hold one physical meeting during 2021 with some of our employees at our site in Watford, UK.

Shareholder engagement

Robin Freestone, our Senior Independent Director, Marc Owen, Chair of our Compliance & Culture Committee and I have also met virtually with shareholders. In addition to strategy and performance, shareholders have been interested in the Board’s oversight of stakeholder engagement, the impact of climate change, product quality, cybersecurity, governance, business ethics and inclusion and diversity matters. We welcome such conversations which are indicative of the matters that are becoming more important not only to our shareholders but the wider world and our other stakeholders. Further information on these topics can be found in the Sustainability Report.

» Read more on how we engage
with our stakeholders on page 110

Annual General Meeting

Our 2021 Annual General Meeting was held as a hybrid meeting with a limited number of UK based directors meeting physically at our UK headquarters in Watford, and other shareholders joining the meeting via the Lumi technology platform. Our 2022 Annual General Meeting will also be a hybrid meeting and we would encourage shareholders either to attend in person or to make use of the technology platform or the telephone link to listen to the proceedings, ask questions and vote.

Further details of how to access this event are included in the Notice of Meeting.

On your behalf, I should like to thank all the Board for their dedication and considered approach during 2021 and in particular the assistance they provided to new Board members. I should also like to thank you, our shareholders, for your patience during another challenging year and we look forward to meeting with you physically again, hopefully in April 2022.

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

74	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Board leadership and purpose

Board of Directors

Roberto Quarta (72)

Chair

Joined the Board in December 2013 and appointed Chair at the 2014 Annual General Meeting.

Career and experience

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc. Between 1985 and 1989 he was Executive VP of Hitchiner Manufacturing Co., Inc. He later returned to BTR plc in 1989 as Divisional Chief Executive, where he was appointed to the main board. From here he moved to BBA Aviation plc, as Chief Executive Officer and then as Chair, until 2007. In 2001, he joined Clayton Dubilier & Rice, LLC (CD&R) as Partner and is currently Chair of CD&R Europe.

He has held several board positions, including Non-Executive Director of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous chairmanships include Italtel S.p.A., Rexel SA, IMI plc and SPIE SA. Roberto was a member of the Investment Committee of Fondo Strategico Italiano S.p.A.

Other current appointments

– Chair of WPP plc.

– Partner at Clayton Dubilier & Rice, LLC and Chair of CD&R Europe.

Skills and competencies

Roberto’s career in private equity brings valuable experience to Smith+Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements, having served as a director and chair of a number of UK and international companies.

Nationality

 American/Italian

Roland Diggelmann (54)

Chief Executive Officer

Appointed in November 2019.

Previously Independent Non-Executive Director and Member of the Audit Committee between 1 March 2018 until 21 October 2019. Roland is based in Zug, Switzerland.

Roland Diggelmann served as Chief Executive Officer of the Company throughout 2021 and will be leaving the Company on 31 March 2022.

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

– Director of Heart Force AG.

– NED of Sonova Holding AG.

Skills and competencies

Having spent his whole career in medical devices, with 12 years at Sulzer and Zimmer, Roland brings an in-depth knowledge of the medical device industry and healthcare environment, which is of great value to Smith+Nephew.

Nationality

 Swiss

Deepak Nath (49)

Chief Executive Officer elect

To take up appointment on 1 April 2022.

Career and experience

Deepak holds a BSc and MSc in Mechanical Engineering and a PhD in Theoretical Mechanics from the University of California, Berkeley. In 1998 he joined the Lawrence Livermore National Laboratory as a scientist in the New Technologies Engineering Division/ Computational Physics Group. In 2000 he moved to McKinsey & Company, where he progressed to become an Engagement Manager. In 2004 he left to join Amgen rising to Director, R&D Strategic Operations and Finance.

In 2007 Deepak joined Abbott Laboratories Inc. in the Vascular division. He held roles of increasing responsibility in R&D, marketing, commercial and divisional leadership and rose to become President of Abbott Vascular, then one of the company’s largest businesses, and an Executive Officer of Abbott Laboratories.

Deepak joins Smith+Nephew from Siemens Healthineers (2018–2022) where most recently he was President of the Diagnostics business segment responsible for $6 billion of revenue and 15,000 employees.

Other current appointments

– None.

Skills and competencies

Deepak has a track record of driving growth at major healthcare companies through delivering a significant improvement in execution and building a strong results-focused culture.

Nationality

 American

Committee key
Committee Chair	Member of the Audit Committee	Member of the Compliance & Culture Committee	Member of the Nomination & Governance Committee	Member of the Remuneration Committee

Smith+Nephew Annual Report 2021	75

on the business
Board leadership and purpose continued Board of Directors continued

Anne-Françoise Nesmes (50)

Chief Financial Officer

Appointed in July 2020. Anne-Françoise is based in Watford, UK.

Career and experience

Anne-Françoise holds an MA degree in Management Sciences from Grenoble Ecole de Commerce and an MBA from Henley Management College. She qualified as a Chartered Management Accountant in 1996. Anne-Françoise joined GlaxoSmithKline plc in 1997 where she worked for 16 years, holding multiple senior roles, including Vice President and Finance Controller, Europe (2003–2006), Vice President Forecasting and Planning, US Pharmaceutical (2006–2009) and Senior Vice President Finance, Global Vaccines (2009– 2013). She demonstrates a high level of passion towards life science companies where she has spent the majority of her senior career. Anne-Françoise served as Chief Financial Officer for Dechra Pharmaceuticals plc in 2013 where she successfully implemented financial strategies to support the growth of the business. Most recently, she was Chief Financial Officer of Merlin Entertainments Limited (formerly Merlin Entertainments plc).

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

Erik Engstrom (58)

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

Nationality

 Swedish

Robin Freestone (63)

Senior Independent Director

Appointed Non-Executive Director in September 2015 and subsequently appointed Senior Independent Director in April 2019.

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

Other current appointments

– NED and Chair of the Audit Committee at Capri Holdings Ltd.

– Chair of the ICAEW Corporate Governance Committee.

– Chair of the Board and Nomination Committee of MoneySupermarket.com Group plc.

– NED and Chair of Audit and Risk Committee at Aston Martin Lagonda Global Holdings plc.

Skills and competencies

Robin has been a well-regarded FTSE 100 Chief Financial Officer who has been heavily involved with transformations, diversification and risk management. His acquisition experience in the healthcare sector brings value to Smith+Nephew as it continues to grow into different markets. He brings financial expertise and insight as a member of the Audit Committee and understands how to attract and retain global talent as a member of the Remuneration Committee. His experience as a Chair brings a strong Senior Independent Director to the Smith+Nephew Board.

Nationality

 British

76	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Jo Hallas (52)

Independent Non-Executive Director

Appointed on 1 February 2022.

Career and experience

Jo is a Chartered Engineer with a degree in Engineering from the University of Cambridge. She also holds an MBA from INSEAD. Jo commenced her career at Procter & Gamble (P&G) and held increasingly senior positions based in Germany, the US, Thailand and the Netherlands. On completing her MBA, she joined Bosch where she held a business unit leadership role in their Power Tools division. In 2009, Jo joined Invensys plc to run their global heating controls business unit including launching its first smart home offer. She then moved to Spectris plc, where she had responsibility for a portfolio of global industrial technology businesses, as well as for the Group’s digital strategy. Since 2019, Jo has served as Chief Executive Officer for Tyman plc, the FTSE 250 international supplier of engineered components to the doors and windows industry, where she has made sustainability a core foundation of the group’s strategy. Jo was also previously Chair of the Remuneration Committee for Norcros plc.

Other current appointments

– Chief Executive Officer of Tyman plc.

Skills and competencies

Jo has extensive international management experience focused on business transformation through both organic and acquisitive growth in global industrial and consumer sectors. She brings valuable expertise which will help Smith+Nephew build upon and achieve our strategic ambitions.

Nationality

 British

John Ma (59)

Independent Non-Executive Director

Appointed on 17 February 2021.

John was appointed as a Member of the Compliance & Culture Committee on 7 December 2021.

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

Nationality

 American

Katarzyna Mazur-Hofsaess (58)

Independent Non-Executive Director

Appointed in November 2020.

Katarzyna was appointed as a member of the Compliance & Culture Committee on 7 April 2021.

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

Nationality

 German/Polish

Smith+Nephew Annual Report 2021	77

on the business
Board leadership and purpose continued Board of Directors continued

Rick Medlock (61)

Independent Non-Executive Director

Appointed in April 2020.

Career and experience

Rick graduated from Cambridge University with a BA in Economics. In 1982, he joined Arthur Andersen LLP where he qualified as a Chartered Accountant. Rick has had a highly successful career as a strong commercial Chief Financial Officer in the technology industry, working for a range of international FTSE 100 and NASDAQ listed businesses during periods of high growth. He has held a number of Chief Financial Officer positions throughout his career, including at NDS Group plc, Inmarsat plc and Worldpay Group plc. Rick brings a wealth of experience as a former NED and Audit Committee Chair of several technology driven businesses, such as Sophos Group plc, Edwards Vacuum and Thus plc. Rick was also previously Chair of BluJay Solutions Ltd, Chair of Momondo Group and Chair of the Audit Committee for LoveFilm UK Limited.

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

Marc Owen (62)

Independent Non-Executive Director

Appointed in October 2017.

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

– None.

Skills and competencies

Marc is a proven leader with an astute strategic vision, capable of building significant international healthcare businesses. He has strong commercial healthcare expertise, which the Board values deeply and makes him ideally placed to Chair the Compliance & Culture Committee.

Nationality

 British

Angie Risley (63)

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

Nationality

 British

78	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Bob White (59)

Independent Non-Executive Director

Appointed in May 2020.

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

Susan Swabey (60)

Company Secretary

Appointed in May 2009

Career and experience

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

Skills and competencies

Responsibility for board support and corporate governance, employee and executive share plans and subsidiary governance. Susan is based in Watford, UK.

Nationality

 British

Smith+Nephew Annual Report 2021	79

Board leadership and purpose continued
Executive team
The Chief Executive Officer is supported in the day-to-day management of the Group by Anne-Françoise Nesmes, Chief Financial Officer, and a strong team of Executives.

Brad Cannon (54)

President Orthopaedics, Sports Medicine & ENT and Americas

Joined Smith+Nephew in 2012 and has since been the President of Smith+Nephew’s Europe and Canada business, the Company’s Chief Marketing Officer, and now serves as the President of Orthopaedics, Sports Medicine & ENT and Americas business. Brad is based in Andover, US.

Skills and experience

Brad was most recently the Chief Marketing Officer and prior to that the President of Europe and Canada, where he successfully led the commercial business in those regions. He has previously served as the President of Global Orthopaedic Franchises, leading Smith+Nephew’s Reconstruction, Endoscopy, Trauma and Extremities businesses. Prior to Smith+Nephew, Brad worked in Medtronic plc’s Spine and Biologics division. From 2009, he was responsible for Medtronic plc’s Spine International division and held positions heading US sales and global commercial operations. Brad is a graduate of Washington and Lee University, and the Wharton School of Business at the University of Pennsylvania.

Nationality

 American

Simon Fraser (54)

President Advanced
Wound Management and Global Commercial Operations

Joined Smith+Nephew in January 2019 with commercial leadership responsibility for Advanced Wound Management and Global Commercial Operations. Simon is based in Fort Worth, US.

Skills and experience

Simon brings more than 25 years of experience across medical devices, pharmaceuticals and diagnostics, including wound management. Importantly, he is a purpose-driven and accomplished business leader who has successfully managed large, global commercial organisations with full P&L responsibility while growing business and earning market share.

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

Nationality

 American/Canadian

Our Executive Committee
Commercial and Functional leadership teams all report into the Chief Executive Officer

Chief Executive Officer

Commercial		Functional
– President Advanced Wound Management and Global Commercial Operations – President Orthopaedics and Sports Medicine & ENT and Americas	– President APAC Region – President EMEA Region	– Chief Business Development & Corporate Affairs Officer – Chief Compliance Officer – Chief Financial Officer – Chief HR Officer – Group General Counsel	– President Global Operations – President Research & Development – Chief Quality & Regulatory Affairs Officer

80	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Peter Coenen (60)

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

Myra Eskes (50)

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

Nationality

 Dutch

Helen Barraclough (43)

Group General Counsel

Joined Smith+Nephew in July 2013 as Chief Counsel, APAC and Emerging Markets, before her promotion in 2017 to Associate General Counsel, Global Commercial. Helen became Group General Counsel in January 2022 and is responsible for the Group Legal function and also serves as Chief Risk Officer. Helen is based in Watford, UK.

Skills and experience

Helen is a skilled leader with strong global corporate and commercial experience who has helped Smith+Nephew to deliver its strategic objectives and further embed our cultural values. Helen started her career with Allen & Overy LLP and prior to joining Smith+Nephew also held senior legal roles at WPP plc and Nomura International plc.

Helen holds a master’s degree in Law from Cambridge University. She is also accredited as a Chartered Governance Professional and admitted as a Solicitor in England and Wales.

Nationality

 British

Smith+Nephew Annual Report 2021	81

on the business
Board leadership and purpose continued Executive team continued

Paul Connolly (54)

President Global Operations

Joined Smith+Nephew on 11 October 2021 with responsibility for Global Manufacturing and Engineering, Global Supply Chain, Global Procurement, and Global Operational Strategy and Transformation. Paul is based in Andover, US.

Skills and experience

Prior to joining Smith+Nephew, Paul was Vice President of Global Manufacturing Strategy for The Goodyear Tire and Rubber Company where he led footprint and capital planning to drive performance and return on investment. Previously, Paul was based in Brussels, Belgium, leading Operations for Goodyear EMEA. He is a proven customer-centric and people-focused leader who brings more than 30 years of global manufacturing and supply chain experience at multinational companies, including DePuy, Inc., and other Johnson & Johnson family companies. Paul had a successful 20-year career at Johnson & Johnson in progressively senior roles in engineering, manufacturing, supply chain, global operations and business services. He has a strong track record in delivering operational excellence and transformation programmes.

Paul holds an undergraduate degree in Engineering and a master’s degree in Manufacturing Management, both from the University of Ulster, and a Diploma in Management Studies from Henley Management College.

Nationality

 American/Irish

Phil Cowdy (54)

Chief Business Development
& Corporate Affairs Officer

Joined Smith+Nephew in 2008 as Director of Investor Relations. From 2010 his responsibility expanded as Head of Corporate Affairs, including media, investor relations, global brand and government affairs, together with Strategic Planning. Between 2015 and 2018 he was also responsible for IT. In 2018 he took on additional responsibility for Business Development. Phil serves as the representative of Smith+Nephew on the Board of Bioventus Inc. Phil is based in Watford, UK.

Skills and experience

Prior to joining Smith+Nephew, Phil served as a senior Director at Deutsche Bank AG and predecessor firms for 13 years, providing corporate finance and equity capital markets advice to a variety of UK-based companies. He qualified as a chartered accountant with EY.

Nationality

 British

Mizanu Kebede (61)

Chief Quality & Regulatory
Affairs Officer

Joined Smith+Nephew on 27 September 2021 with responsibility for Global Quality and Regulatory Affairs, inclusive of the Portfolio Compliance function. Mizanu is based in Georgia, US.

Skills and experience

Mizanu brings more than 20 years of leadership experience in Quality and Regulatory Affairs across multiple sectors in operational, commercial and strategic roles. Prior to Smith+Nephew, Mizanu was the Senior Vice President of Global Quality, Regulatory and Product Safety at Avanos Medical, a spinoff business of the Kimberly-Clark Corporation, which focused on healthcare solutions for chronic care and pain management.

Mizanu has a proven track record of building high performance teams, driving change and creating a competitive advantage through an open and collaborative leadership style. He has held several senior quality and regulatory leadership roles within medical devices, diagnostics and healthcare at multinational companies including Life Technologies Corporation, Johnson & Johnson and STERIS Corporation.

Mizanu holds a master’s degree in Microbiology and Immunology.

Nationality

 American

82	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

on the business

Elga Lohler (54)

Chief HR Officer

Joined Smith+Nephew in January 2002 as Director of HR and has since held progressively senior positions in Advanced Wound Management, Operations, Corporate Functions and Group. Elga became Chief Human Resources Officer in December 2015 and leads the Global Human Resources and Internal Communication. Elga is based in Fort Worth, US.

Skills and experience

Elga has more than 25 years’ Human Resources experience. Prior to joining Smith+Nephew, Elga held Human Resources roles at Transnet SOC Ltd, Sensormatic (now Tyco International plc) and Advanced Tissue Sciences, Inc., which was acquired by Smith+Nephew in 2002. Through these roles, Elga has developed deep expertise in strategic planning and development, organisational design and effectiveness, acquisitions and integrations, and transformational change in support of business objectives. In her current role, Elga is responsible for driving Smith+Nephew’s human capital strategy across the enterprise in support of Smith+Nephew’s overall business plan and strategic direction.

Elga holds an undergraduate degree in Psychology and a Master’s degree in Organisational Psychology, both from the University of Witwatersrand in South Africa.

Nationality

 American/South African

Vasant Padmanabhan (55)

President Research & Development

Joined Smith+Nephew in August 2016 and is responsible for Research and Innovation, New Product Development, Clinical and Medical Affairs, and Clinical Operations. Vasant is based in Andover, US.

Skills and experience

Vasant is a medical technology executive with over 25 years of global R&D leadership experience. He holds a doctorate in Biomedical Engineering and has a proven track record of driving and delivering innovation from concept-to- commercialisation. Prior to Smith+Nephew, Vasant served as the Senior Vice President of Technical Operations at Thoratec Corporation, a leader in mechanical circulatory support solutions for the treatment of heart failure. In this role, he provided leadership to multiple technical functions including global R&D, Programme Management, Quality Affairs, and Operations. Prior to Thoratec Corporation and its successful acquisition by St. Jude Medical, Inc. in 2015, Vasant had an 18-year career at Medtronic plc, starting as a Staff Scientist and, progressing through more senior roles, ultimately becoming Vice President of Connected Care R&D Operations (2008–2012) and Vice President of Product Development for the Implantable Defibrillator Business (2012-2014). Vasant holds an MSc and a Ph.D. in Biomedical Engineering from Rutgers University and an MBA from the University of Minnesota – Carlson School of Management.

Nationality

 American

Alison Parkes (50)

Chief Compliance Officer

Joined Smith+Nephew in April 1999 as Technical Information Officer in the AWM UK business and has since held progressively senior positions in Quality, Pharmacovigilance, Risk Management and Compliance. Alison became Chief Compliance Officer in January 2022 and leads the Global Compliance function. Alison is based in Fort Worth, US.

Skills and experience

Alison has more than 13 years’ compliance experience. She served as the Compliance Officer for the Global Advanced Wound Management business from April 2010 to August 2013, and as Compliance Officer for APAC and Emerging Markets from August 2013 to December 2018. Prior to moving into her current role, Alison established and led the Global Compliance Programme Effectiveness & Improvement team and has been instrumental in driving continuous improvement in the Compliance Programme.

Alison holds an undergraduate degree in Biochemistry and a PhD in Molecular Biology & Genetics, both from the University of Sheffield.

Nationality

 British

Executive team whose tenure ceased:

Mark Gladwell

President Operations & GBS

Served until 20 August 2021.

Melissa Guerdan

Chief Quality & Regulatory Affairs Officer

Served until 10 September 2021.

Skip Kiil

President Orthopaedics

Served until 31 December 2021.

Catheryn O’Rourke

Chief Legal & Compliance Officer

Served until 14 January 2022.

Smith+Nephew Annual Report 2021	83

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

– Responsible for Environmental Social and Governance matters.

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

– Providing independent advice to the Board on matters of corporate governance.

– Supporting the Chair and Non-Executive Directors.

– Point of contact for investors on matters of corporate governance.

– Ensuring good governance practices at Board level and throughout the Group.

Non-Financial Reporting Regulations

In accordance with the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016 information can be found on the following pages of this 2021 Annual Report relating to the environment (pages 48-57 of this report and the 2021 Sustainability Report), social (pages 20-27 of this report and the 2021 Sustainability Report), anti-corruption and anti-bribery matters (pages 27 and 49), employees (pages 20-27) and human rights (page 27).

84	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

The Board delegates certain matters, as follows, to Board Committees, consisting of members of the Board:

Our Board

Audit Committee

Provides independent assessment of the financial affairs of the Company, reviews financial statements and controls oversight of the risk management process and key risks. Oversight of sustainability matters. Manages use of internal and external auditors.

Remuneration Committee

Determines Remuneration Policy and packages for Executive Directors and Executive Officers, having regard to pay across our workforce.

Ensures alignment with our purpose, values and long-term strategy.

Nomination & Governance Committee Reviews size, skills, experience, knowledge and composition of the Board, succession planning, diversity and governance matters.

Compliance & Culture Committee

Reviews and monitors and has oversight of ethics and compliance, quality and regulatory, culture, sustainability matters and metrics, stakeholder relationships and related legal matters across the Group.

Ad hoc committees Ad hoc committees may be established to review and approve specific matters or projects.
» See page 96	» See page 114	» See page 92	» See page 106

The Board delegates certain matters, as follows, to Board Committees, consisting of senior executives:

Finance & Banking Committee Approves banking and treasury matters, guarantees and Group structure changes relating to mergers, acquisitions and disposals.			Disclosures Committee Approves release of communications to investors and Stock Exchanges. Reviews whether communications are inside information.

The Board delegates the day-to-day running of the business to Roland Diggelmann, Chief Executive Officer, who is assisted in his role by the Executive Committee comprising the executive team shown on pages 80-83. The governance framework below outlines the Executive Committee responsibilities and the structure of sub-committees reporting into the Executive Committee.

Executive Committee

Recommends and implements strategy, recommends budget and three-year plan to the Board for approval, ensures liaison between commercial and corporate functions, receives regular reports from sub-committees, monitors succession planning and talent pipeline below Board level, reviews major investments, divestment and capital expenditure proposals and approves business development projects. During 2021, an additional Committee named the Crisis Management team continued to manage the Company’s response to the COVID pandemic.

Monthly Business Review

Executive Committee monthly meetings to review commercial and operating results against budget, review key initiatives and business dashboards aligning to deliver corporate strategy.

	Health, Safety & Environment Committee Oversees health, safety and environmental matters.	Franchise, Functional and Regional Leadership Meetings Senior management meetings to drive performance across each franchise, function and region.	Investment Committee Oversees Corporate Development Strategy, monitors status of transactions and approves various stages in the merger, acquisition and disposal process.	Global Benefits Committee Oversees all policies and processes relating to pensions and employee benefit plans.

Quarterly Business Review Wider group of senior commercial and financial leaders review quarterly commercial and operating results against budget, identifying gaps and agreeing remedial actions.	Group Ethics & Compliance Committee Reviews compliance matters and country business unit or function compliance reports.	Inclusion, Diversity & Equity Council Implements strategies to promote diversity and inclusion.

New Product Development Committee

Defines portfolio allocation principles, reviewing and challenging current shape of portfolio, identifying gaps and opportunities and re-prioritising segments and geographies.

Sustainability Council Develop and implement our sustainability strategy.

Smith+Nephew Annual Report 2021	85

Division of responsibilities continued

Responsibilities of the Board	The Schedule of Matters Reserved to the Board describes the role and responsibilities of the Board more fully and can be found on our website at www.smith-nephew.com.

Strategy	Performance	Performance continued

– Approving the Group strategy including major changes to corporate and management structure.

– Approving acquisitions, mergers, disposals, capital transactions in excess of $50 million.

– Setting priorities for capital investment across the Group.

–Approving annual budget, financial plan, three-year business plan.

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

October

– Discussed impact of supply chain challenges on performance.

– Noted Executive Committee membership changes.

November

– Reviewed financial business performance.

December

– Reviewed financial business performance.

– Received updates on APAC & China, Global Operations, Quality & Regulatory Function, Reconstruction & Robotics and Trauma & Extremities.

– Discussed impact of supply chain challenges on performance.

– Received corporate development updates.

– Preliminarily discussed final dividend.

– Noted Executive Committee membership changes.

February

– Considered COVID impact on the Company’s business.

– Reviewed financial performance.

– Considered payment of final dividend.

– Received updates on financing, liquidity and debt capacity.

Early April

– Reviewed financial performance.

– Received update on Advanced Wound Management.

– Reviewed post-acquisition performance.

– Noted upcoming Executive Committee membership changes.

Late April

– Reviewed financial performance.

– Received update on Executive Committee membership succession plans.

July

– Approved and declared payment of interim dividend.

– Received updates on Orthopaedics franchise.

– Reviewed financial performance.

– Received update on Executive Committee membership succession plans.

– Received update on financing, liquidity and insurance.

– Reviewed and approved accounting treatment of restructuring costs.

September

– Reviewed financial performance.

– Discussed impact of supply chain challenges on performance.

– Noted Executive Committee membership changes.

February

– Reviewed three-year strategic plan.

– Reviewed and approved Budget.

– Reviewed APEX restructuring plan, the new restructuring plan and the manufacturing plan.

– Noted upcoming Board membership changes.

Early April

– Reviewed and approved three-year strategic plan.

– Noted retirement of Baroness Bottomley later that day.

July

– Received Corporate Development update.

– Approved Codes of Share Dealing.

– Reviewed new restructuring plan.

September

– Discussed strategic review.

October

– Discussed organisational changes.

– Received business update from Chief Executive Officer.

– Approved acquisition contract amendment.

November

– Noted organisational changes.

December

– Reviewed revised corporate strategy.

– Reviewed Budget and three-year strategic plan.

– Approved Capital Allocation Framework.

86	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Shareholder communications	Stakeholders	Other matters

– Approving preliminary announcement of annual results, the publication of the Annual Report, the half yearly report, the quarterly Trading Reports, the release of price-sensitive announcements and any listing particulars, circulars or prospectuses.

– Maintaining relationships and continued engagement with shareholders.

– Overseeing and maintaining relationships with stakeholders including shareholders, employees, customers, suppliers, regulators and governments.

– Oversight of sustainability matters and approving the Sustainability Report.

February

– Authorised potential Conflicts
of Interest Register.

– Noted NED salaries and fees.

– Received Legal update.

Early April

– Received Legal update.

– Noted routine reports.

July

– Approved renewal of corporate
insurance brokers.

– Received Legal update.

– Noted routine reports.

September

– Received Legal update.

– Discussed findings from the 2021
External Board Effectiveness Review
undertaken by Tracy Long.

November

– Approved amendment to the Finance &
Banking Committee Terms of Reference.

December

– Noted routine reports.

February

– Approved Sustainability Report 2020.

– Approved Modern Slavery Statement 2020.

March

– Considered COVID impact upon employees
and customers.

July

– Received APEX restructuring update.

– Considered COVID impact on the Company’s employees, customers and suppliers.

– Received Investor activity update.

September

– Received supply chain update.

– Reviewed progress against sustainability policy and approved commitment to net zero target.

October

– Received supply chain update.

November

– Received supply chain update.

December

– Reviewed investor perspectives.

February

– Approved Preliminary Announcement 2020.

– Approved the Annual Report for 2020.

– Approved Notice of the 2021 Annual
General Meeting.

Early April

– Received update on the 2021 Annual
General Meeting to be held as a hybrid
meeting later that day.

Late April

– Approved Q1 2021 Trading Report.

July

– Approved H1 2021 Results Announcement and Trading Report.

November

– Approved Q3 2021 Trading Report.

December

– Approved ‘Strategy for Growth’
announcement.

Risk
– Overseeing the Group’s risk management programme. – Regularly reviewing the risk register. – Overseeing risk management processes (see pages 58-69 for further details).
February – Received Annual Risk Management update. July – Reviewed the Enterprise Risk Management Report.

Smith+Nephew Annual Report 2021	87

Division of responsibilities continued

Responsibilities of the Board continued

Board and Committee attendance

		Board				Committee
			Audit	Remuneration	Nomination & Governance	Compliance & Culture
Total meetings		8	8	7	3	4
Appointed
Roberto Quarta	December 2013	8/8	–	7/7	3/3	–
Virginia Bottomley[1]	April 2012	2/2	–	3/3	1/1	2/2
Roland Diggelmann	March 2018	8/8	–	–	–	–
Erik Engstrom	January 2015	8/8	8/8	–	3/3	–
Robin Freestone[2]	September 2015	7/8	8/8	7/7	2/3	–
John Ma3	17 February 2021	7/8				1/1
Katarzyna Mazur-Hofsaess[4]	November 2020	8/8	–	–	–	3/3
Rick Medlock	April 2020	8/8	8/8	–	–	–
Anne-Françoise Nesmes	July 2020	8/8	–	–	–	–
Marc Owen[5]	October 2017	8/8	8/8	–	2/3	4/4
Angie Risley	September 2017	8/8	–	7/7	–	4/4
Bob White	May 2020	8/8	–	7/7	–	4/4

1   Virginia Bottomley retired from the Board at the AGM 14 April 2021 after 9 years of service.

2   Due to prior commitments, Robin Freestone was not in attendance at the October Board meeting, or the September Nominations & Governance Committee meeting, both of which were convened at short notice. However, on both occasions he gave his comments to the Chair before the meeting.

3   John Ma joined the Board on 17 February 2021 and the Compliance & Culture Committee on 7 December 2021. Due to a prior commitment, John Ma was not in attendance at the October Board meeting, which was convened at short notice. However, he gave his comments to the Chair before the meeting.

4   Katarzyna Mazur- Hofsaess joined the Compliance & Culture Committee on 7 April 2021.

5   Marc Owen was not in attendance at the September Nominations & Governance Committee meeting due to a prior commitment. However, he gave his comments to the Chair before the meeting.

[X] February 2022.

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

Management of conflicts of interest

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 11 February 2022.

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

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are permitted to participate in the discussion and a conflict is only authorised if the Board believes that it would not have an impact on the Board’s ability to promote the success of the Company in the long term. Additionally, the Board may determine that certain limits or conditions must be imposed when giving authorisation. No actual conflicts have been identified, which have required approval by the Board. However, the situations that could potentially give rise to a conflict of interest have been identified and duly authorised by the Board and are reviewed at least on an annual basis.

88	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Outside directorships

We encourage our Executive Directors to serve as Non-Executive Directors of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director. During 2021, Roland Diggelmann was also a Non-Executive Director of Accelerate Diagnostics, Inc. listed on the NASDAQ. He retired from that appointment on 7 May 2021 and was appointed to Sonova Holdings AG on 15 June 2021, listed on the SIX Swiss Stock Exchange.

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

Purchase of ordinary shares

Prior to May 2020, in order to avoid shareholder dilution, shares allotted to employees through employee share schemes were bought back on a quarterly basis and subsequently cancelled as stated in Note 19.2 to the Group accounts on page 196. The share buy-back programme was suspended in 2020 in light of the COVID pandemic.

On 16 December 2021, we announced a commitment to return surplus capital to shareholders through a regular annual share buy-back; expected to be in the range of $250–$300 million in 2022.

Smith+Nephew Annual Report 2021	89

Composition, succession and evaluation

Board effectiveness review

The Board effectiveness review in 2021 was externally facilitated by Dr Tracy Long of Boardroom Review. Dr Long interviewed each member of the Board, the Company Secretary and the Chief Human Resources Officer, reviewed minutes, Board papers and other Board documents, and attended and observed the Board and Committee meetings held remotely in July 2021.

She then prepared a report summarising her findings, which she presented to the Board for discussion in September at our strategy meeting.

She observed that the Board has many strengths. In particular, there is: a diversity of perspectives; strong global medical devices knowledge on the Board; effective finance, risk and governance controls; and an environment where corporate culture is openly discussed.

She did, however, identify a number of areas for improvement, noting that the inability to meet physically due to COVID restrictions in the past two years had impacted the ability of the Board to resolve issues as effectively as we could have done, had we been able to meet physically. In particular, she observed that the slower than expected recovery had led to an increased focus on short-term operational and supply chain issues and less on strategic and portfolio matters. She also noted that on some matters, the Board lacked a shared view and this impacted decision making. We discussed her observations, recognising the challenges she identified. We also discussed succession planning at both Board and Executive level, recognising that Roberto Quarta would complete 9 years’ service in December 2022, followed shortly by Robin Freestone and Erik Engstrom in 2023 and 2024. As a result of Dr Long’s observations, the Board has agreed the following actions for the next 12 months:

Recommendation 1	Recommendation 2	Recommendation 3
Focus on enhancing communication between the Board and management team between meetings, to develop a shared purpose.	Commence the search for a new Chair to replace Roberto Quarta, who will complete nine years’ service at the end of 2022.	Ensure that Executive succession planning is discussed more frequently by the Board.

The areas for attention identified in the 2020 review, which was internally facilitated by Robin Freestone, the Senior Independent Director and supported by the Company Secretary have been addressed as follows:

Actions identified	Action taken

It would be useful to have external speakers presenting on industry and market competitiveness to augment the internal perspective provided by management.

The Board received a presentation on
sustainability reporting and compliance with
TCFD reporting requirements from KPMG. Our brokers, JP Morgan and Bank of
America, briefed the Board ahead of the
capital markets day in December.

Further improvements could be made to
the measures in place to ensure that
the views of stakeholders are
considered at the time of every Board
decision, by ensuring that presenters to
the Board specifically address the
potential impact of Board proposals on
stakeholders.

Each Board paper where a decision is required includes a section specifically addressing the potential impact on stakeholders of that decision.

Arrangements should be made to facilitate informal Board interaction with each other and the executive team within a virtual environment to supplement formal Board discussions.

During the year, the Board took the
opportunity to meet members of the
management team, both as part of the
Board/employee listening programme and
also with the aim of meeting the next
generation of leaders.

The reviews in 2022 and 2023 will be facilitated internally and led by the Senior Independent Director, supported by the Company Secretary. The 2024 review will be facilitated externally.

90	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

[XX] and [XX].
Board development

Board development programme

Our Board development programme is directed to the specific needs and interests of our Directors. We focus the development sessions on facilitating a greater awareness and understanding of our business and stakeholders rather than formal training in what it is to be a Director. We value our visits to the different Smith+Nephew sites around the world, where we meet with the local managers of our businesses and see the daily operations in action. The opportunities for such visits have been limited in 2021 due to travel restrictions and social distancing measures. We look forward to resuming these site visits as soon as we are able.

We have, however, continued to provide our Directors with both virtual and physical opportunities to understand the business better as follows:

– At our Board meeting in June, our Chief R&D Officer, Vasant Padmanabhan and his R&D team presented on the latest developments in our Robotics strategy following the recent launch of the CORI platform.

– At our Board meeting in September, the Board spent half a day on-site at our UK headquarters in Watford. They toured our Expert Connect Centre and met with some of our senior UK sales representatives, handling and gaining an understanding of some of our newest products, and learning about current go-to-market challenges. They also met with other employees based on-site in our corporate and customer services functions and experienced our Workplace Unlimited programme.

– Members of our Compliance & Culture Committee have held a number of Board/employee listening sessions both physically and virtually, where they have talked with employees and heard from them their views on what it means to work for Smith+Nephew. These sessions are discussed in more detail on pages 20 and 107.

The Chair regularly reviews the development needs of individual Directors and the Board as a whole.

Induction for new Directors

During 2021, we concluded the induction programmes for Katarzyna

Mazur-Hofsaess and John Ma. These programmes were tailored to their individual skills and experiences, and their roles on the Board. These induction programmes included:

– One-to-one meetings with senior executives to understand the roles played by our senior employees and specifically how we do things at Smith+Nephew.

– Meetings with our external advisers for example Slaughter and May, our corporate lawyers, KPMG LLP, our auditor and Deloitte LLP, our Remuneration Committee adviser to explain the legal and regulatory background to their role on our Board and how these matters are approached at Smith+Nephew.

These programmes were delivered virtually due to travel and meeting restrictions. Once travel and meeting restrictions are lifted, our new Directors look forward to continuing their induction programmes with site visits, meeting customers and employees, and getting more familiar with our products.

Timeline 2021

Board development

June

– Virtual meeting with our Robotics
R&D team.

– Opportunity for Board to meet a
group of senior leaders and to hear
about their current projects.

September

– Strategy Review including
presentations from each of the
franchises and regions.

– Half-day visit to UK headquarters in
Watford to meet with sales
representatives, view new products
and experience the impact of
Workplace Unlimited.

October

– Interactive session on climate change
and new reporting requirements
relating to climate change led by our
auditors, KPMG for members of the
Audit and Compliance & Culture
Committees.

December

– Received business updates from Chief
Executive Officer and the Executive
team.

Smith+Nephew Annual Report 2021	91

Composition, succession and evaluation continued

Dear Shareholder,

I am pleased to present this review of the activities of the Nomination & Governance Committee during 2021.

The Terms of Reference for the Nomination & Governance Committee describe the role and responsibilities of the Nomination & Governance Committee more fully and can be found on our website.

In 2021, we held three meetings. In addition to members of the Committee, the Company Secretary and Chief Executive Officer also attended all or some of the meetings.

Since the year end, we have also discussed the future structure of the Board and its committees and completed our year-end governance processes.

Executive Team

During 2021, the Nomination & Governance Committee reviewed the future leadership of the Company. Whilst we appreciated that Roland Diggelmann had navigated the Company through the challenges presented by COVID, we also recognised that Smith+Nephew is at an inflection point as we move into a new stage of growth and that a new style of leadership was required to take the Company forward. Assisted by the search firm Russell Reynolds, we commenced the search for a new Chief Executive Officer and are delighted that Deepak Nath will be joining us in that capacity on 1 April 2022. Deepak brings a wealth of healthcare experience and a track record of delivering transformational growth, whilst overseeing major product launches. We thank Roland for his service to the Company and look forward to welcoming Deepak as your new Chief Executive Officer shortly.

Nomination & Governance Committee report

Membership
	Member from	Meetings attended
Roberto Quarta (Chair)	April 2014	3/3
Virginia Bottomley[1]	April 2014	1/1
Erik Engstrom	April 2019	3/3
Robin Freestone[2]	April 2019	2/3
Marc Owen[3]	March 2020	2/3

1

Virginia Bottomley retired from the Board and the Committee at the Annual General Meeting on 14 April 2021, after 9 years of service.

2

Robin Freestone was not in attendance at the September Nominations & Governance Committee meeting, which was convened at short notice, due to a prior commitment. However, he gave his comments to the Chair before the meeting.

3

Marc Owen was not in attendance at the September Nominations & Governance Committee meeting due to a prior commitment. However, he gave his comments to the Chair before the meeting.

“We have a diverse Board: 33% of the Board are female and from 1 April 2022 two Board members will be of Asian ethnicity.”

92	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Executive Succession Planning

During 2021, the Board and the Nomination & Governance Committee have monitored the changes to the organisational structure and approved changes to key leadership roles. Individual Directors have acted as a sounding board for the executive team when considering succession plans in key areas. During the year, the Board discussed succession plans for executives below Board level on a number of occasions. These plans included consideration of diversity in the executive pipeline. Pages 80–83 gives details of the members of the Executive Committee, 38% of whom are female, one is of African heritage and one is of Asian ethnicity. The Committee will continue to monitor diversity in the executive pipeline.

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

We believe the Board’s composition gives us the necessary balance of diversity, skills, experience, independence and knowledge to ensure we continue to run the business effectively and deliver sustainable growth. In order to ensure that our Board remains diverse, we analyse the skills and experiences we require against the skills and experiences on our Board using the matrix on page 94. We review this matrix regularly to ensure that it is refreshed to meet the changing needs of the Company.

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

To perform effectively, the Board needs to be both supportive and challenging. When selecting new directors for the Board, we look for members with suitable professional backgrounds, who fit in and provide new perspectives.

We will continue to appoint our Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender, ethnicity or any other diversity measure.

Non-Executive Directors

The Committee has reviewed the composition of the Board and its committees to ensure that it continues to evolve to align with the new Strategic Pillars and with the developing external regulatory environment.

Prior to the retirement of Vinita Bali at the end of 2020, we recognised the importance of increasing ethnic diversity on the Board. At the same time, we were looking to appoint an additional Board member with medical devices experience, specifically in the Asia-Pacific region. We were therefore delighted to announce the appointment of John Ma on 17 February 2021 as an additional Non-Executive Director. John is an established leader within the MedTech industry with a deep knowledge of the Asia-Pacific region and of surgical robotics, both significant areas of opportunity for Smith+Nephew.

After nine years’ service, Baroness Virginia Bottomley retired from the Board at the Annual General Meeting in 2021.

We recognised that with her retirement, the gender balance on the Board needed to be addressed and commenced a search for an additional female director, with UK-listed company experience. On 25 January 2022, we announced the appointment of Jo Hallas. Jo is a chartered engineer with extensive international management experience, focused on business transformation through both organic and acquisitive growth in global industrial and consumer sectors. She has a track record of driving growth and transformation whilst embedding sustainability and building corporate culture.

Russell Reynolds, an external search firm, advised the Committee on this appointment ensuring that we were presented with a diverse set of candidates to consider.

Future composition of the Board

In recent years, we have strengthened the Board’s medical devices knowledge through the successive appointments of Bob White, Katarzyna Mazur-Hofsaess and John Ma. Each of these new appointments has brought detailed knowledge of the challenging markets in which we operate in respectively in the US, EMEA and APAC and especially China. Throughout 2021, the Board has benefited immensely from the detailed knowledge they have brought, which has helped us when supporting and challenging management. For example, the rest of the Board looked to them for guidance when considering and approving the recent change to bring the Orthopaedics and Sports Medicine franchises under the single leadership of Brad Cannon. We have also benefited from John Ma’s advice relating to the China volume-based procurement programme.

Smith+Nephew Annual Report 2021	93

Composition, succession and evaluation continued Nomination & Governance Committee report continued

However, looking forward to the future composition of the Board, we are mindful that I shall be retiring as Chair of Smith+Nephew towards the end of the year. Robin Freestone, our Senior Independent Director, and Erik Engstrom will also be retiring, when their periods of nine years are complete not long afterwards.

We recognise that our combined departure weakens the collective knowledge on the Board of the UK corporate governance and listing regime. Of course, Rick Medlock, our Chair of the Audit Committee, and Angie Risley, our Chair of the Remuneration Committee, both have very strong technical understandings of the UK environment in their respective fields. Nevertheless, we recognise that given the special situation of Smith+Nephew as a UK listed company, with a large part of our business overseas, primarily in the US and China, it is important that the Board’s knowledge of the UK environment continues to be strengthened through the appointment of both a Chair and additional Non-Executive Directors who are both internationally experienced and have a solid background in UK corporate governance. The recent appointment of Jo Hallas bringing experience of UK boards of global companies illustrates this.

We believe that the balance on the Board of strong industry knowledge and experience with a solid appreciation of the UK environment will enable the Board to continue to support and challenge effectively in the years to come.

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

Roberto Quarta

Chair of the Nomination

& Governance Committee

Our focus for 2022 will include: • Continued oversight of succession planning below Board level. • Search for Chair to replace Roberto Quarta.

Skills and experience matrix from 1 April 2022
	CEO	Financial	International	Healthcare/ Medical Devices	Emerging Markets	UK Governance	Remuneration	Gender[1]	Ethnicity[2]	Other[3]
Roberto Quarta	•		•		•	•	•	M	W	•
Deepak Nath			•	•	•			M	A	•
Anne-Françoise Nesmes		•	•	•	•	•		F	W	•
Erik Engstrom	•		•			•	•	M	W	•
Robin Freestone		•	•	•		•	•	M	W	•
Jo Hallas	•		•			•	•	F	W	•
John Ma	•		•	•	•			M	A	•
Katarzyna Mazur-Hofsaess			•	•				F	W	•
Rick Medlock		•	•			•		M	W	•
Marc Owen	•		•					M	W	•
Angie Risley						•	•	F	W	•
Bob White			•	•				M	W	•

1

M signifies male, F signifies female.

2

W signifies of white ethnicity. A signifies of Asian ethnicity.

3

Other signifies experience in a range of other areas including customer focus, investment markets, government affairs, sustainability, digital and business transformation.

94	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

February

– Approved appointment of John Ma as Non-Executive Director.

– Approved additional external appointments for Roland Diggelmann as Non-Executive Director of Sonova AG and Robin Freestone as Non-Executive Director of Aston Martin Lagonda Global Holdings plc.

– Approved the annual appointment of Directors serving in excess of six years.

– Reviewed and updated the Committee membership.

– Noted the upcoming retirement of Baroness Bottomley.

September

– Considered succession planning required with regard to ensuring the promotion of diversity of gender, social and ethnic backgrounds on the Board as well as US general commercial experience and strong UK-listed experience.

– Noted intention of Company Secretary to retire at 2022 Annual General Meeting.

December

– Considered appointment of a new Non-Executive Director with regard to ensuring the promotion of diversity of gender on the Board as well as strong UK-listed experience.

February – Reviewed and approved the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.

Smith+Nephew Annual Report 2021	95

Audit, Risk and Control

Audit Committee report

Dear Shareholder,

I have now completed my first full year as Chair of the Audit Committee. In September 2021, I met my fellow Audit Committee members physically for the first time since my appointment to the Committee in April 2020.

In addition to discharging its role in accordance with its Terms of Reference, the Committee has met its commitments to provide assurance in respect of various non-routine matters.

During 2021, the Committee has:

– Received an update from the S+N Sustainability team on the new reporting requirements within the Annual Report in relation to TCFD and SASB. The Sustainability Report was also included in the Fair, Balanced and Understandable Review undertaken by the Internal Audit function.

– Continued vigilance over our IT control environment and cybersecurity, which was heightened during the pandemic. The Audit Committee received an update on the implementation of a new automated tool that improves financial corporate performance management. The Committee also received a report on S+N’s IT Security maturity plan from the newly appointed Director of IT Governance, Risk & Compliance. This will come back to the Committee in 2022.

– Reviewed and contributed to the response from management on the BEIS consultation on restoring trust in audit and corporate governance.

Membership
	Member from	Meetings attended
Rick Medlock (Chair)[1]	April 2020	8/8
Erik Engstrom	January 2015	8/8
Robin Freestone[1]	September 2015	8/8
Marc Owen	October 2017	8/8

1 Designated financial experts under the SEC Regulations or recent and relevant financial experience under the UK Corporate Governance Code. All deemed to be independent Directors.

“During 2021 the
Committee focused on
sustainability reporting and oversight of our IT
control environment.”

96	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The APEX project completed during 2021 and the Audit Committee will continue to receive an annual update in 2022 to ensure the project continues to be monitored. The Committee has continued to monitor progress against the manufacturing restructuring plan.

The Committee has been well briefed by the Company Secretary on the impending transition from the FRC to the Audit Regulatory and Governance Authority (ARGA) and recommendations will be considered when implemented.

During 2021, in accordance with the Committee’s Terms of Reference, we engaged Grant Thornton UK LLP to conduct a review into the effectiveness of the Internal Audit function. This review was carried out at the end of the year and Grant Thornton presented their findings to the Audit Committee in February 2022. During 2022, the Committee will discuss the extent to which these enhancements should be implemented.

KPMG have now completed their seventh year end audit and continue to provide robust challenge to both management and the Committee.

We have negotiated and will continue to monitor auditor fees. From 1 January 2022, a new senior lead partner, Paul Nichols, will head up our audit, following the rotation of Kamran Walji. We would like to thank KPMG and in particular, Mr Walji, for their work in conducting such a rigorous audit, most of which was done virtually.

Rick Medlock

Chair of the Audit Committee

The Terms of Reference of the Audit Committee describe the role and responsibilities more fully and can be found on our website at www.smith-nephew.com

Our focus for 2022 will include:

• Monitoring ESG reporting, including progress on TCFD, and embedding sustainability into the business, including the decision-making process at the Executive Committee to the Board.

• Continued oversight of risk management process.

• Continuing to monitor the governance and maturity plan for our IT Controls.

• Ensuring that we review and consider all UK governance changes following the establishment of Audit Reporting and Governance Authority (ARGA).

• Reviewing the implementation of recommendations from the external review of the Internal Audit function.

Smith+Nephew Annual Report 2021	97

Audit, Risk and Control continued
Audit Committee report continued
Responsibilities of the Audit Committee

Financial accounting	Financial accounting	Internal audit
and reporting	and reporting continued

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

November

– Reviewed accounting and reporting matters for Q3 2021 Trading Report.

– Reviewed and endorsed Q3 Trading Report and announcement.

– Noted update from KPMG on review of Q3 Trading Report.

December

– Reviewed accounting and reporting matters for 2021.

– Reviewed and approved trading/non-trading policy.

– Reviewed 2021 Annual Report timeline and design work.

– Reviewed KPMG’s Audit and Controls update.

Early February

– Noted Internal Audit report.

– Private meeting with the head of Internal Audit.

Late February

– Reviewed effectiveness of Internal Audit including the collation of senior stakeholders’ views.

– Noted Internal Audit evaluation for 2020.

Early April

– Received an update on progress and the 2021 Internal Audit Plan.

July

– Reviewed progress on the 2021 Internal Audit Plan.

– Private meetings with the head of Internal Audit.

September

– Received an update on 2021 progress.

December

– Reviewed progress against the Internal Audit Plan and approved 2022 Internal Audit Plan and 2022 Internal Audit Charter.

Early February

– Reviewed Q4 2020 accounting and reporting matters.

– Report from KPMG on 2020 results, audit and Sarbanes-Oxley (SoX).

– Reviewed draft 2020 Annual Report, including report of the Audit Committee.

– Assessed compliance with UK and US governance requirements.

Late February

– Noted 2020 Annual Report including critical estimates and reporting matters, confirming fair, balanced and understandable, and approved Audit Committee Report contained within.

– Approved draft 2020 full year results announcement.

– Received report from KPMG on 2020 statements – Unqualified Opinion.

– Approved letter of representation for 2020.

– Confirmed Going Concern and Viability Statement.

– Reviewed draft Q4 audited press release and Chief Financial Officer presentation.

Early April

– Debrief of 2020 Annual Report process and reviewed plan and timetable for 2021.

– Reviewed summary of Group Company audits.

– Approved Senior Finance Officers Code of Ethics.

Late April

– Reviewed Q1 2021 accounting and reporting matters. Reviewed and endorsed 2021 Q1 Trading Report, announcement and presentation.

– Noted KPMG’s update.

– Noted restructuring principles.

July

– Reviewed and endorsed H1 results, announcement and presentation, including concern.

– Received report from KPMG on H1 results.

– Noted revised ROIC methodology.

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

– Overseeing risk management processes (see pages 58–67 for further details).

Early February

– Received risk management update.

– Review of Principal Risks through endorsement of Viability Statement.

Early April

– Received risk management update, and reviewed heatmaps.

July

– Received risk management update.

December

– Received a risk management update and reviewed principal risks and risk appetite.

98	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

External auditor	Internal controls	Other matters

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

– Oversight of other matters, including sustainability, IT governance, tax, governance and cyber security.

Late February

– Approved Terms of Reference

Early April

– Reviewed Terms of Reference.

– Noted ESG reporting processes including TCFD.

– Received treasury, pensions, insurance and covenant updates.

– Received cybersecurity update including maturity plan.

– Received Project APEX and manufacturing restructuring updates.

– Approved the Company’s policy and report on Conflict Minerals for submission to NYSE.

Late April

– Noted IT governance controls.

– Noted Audit Reform update.

July

– Noted update on progress in reducing the level of US receivables.

September

– Received an update on IT governance controls.

– Update on tax matters.

– Received an update on sustainability matters.

– Noted finance talent review.

December

– Received updates on China accounting and controls, cybersecurity, inventory and governance.

Early February

– Reviewed effectiveness of Internal Controls over financial reporting and SoX.

Late February

– Reviewed effectiveness of Internal Controls over financial reporting and SoX.

– Reviewed S302 and S906 certifications.

– Received update on our internal ‘Minimal Acceptable Practices’ (MAPs).

Early April

– Considered SoX and MAPs Planning for 2021 including S404 scope.

September

– Considered SoX and MAPs progress.

November

– Reviewed effectiveness of Internal Controls over financial reporting and SoX.

December

– Reviewed effectiveness of Internal Controls over financial reporting and SoX.

– Reviewed IT SOX control programme

Early February

– Approved 2020 external audit fees.

– Approved 2020 external non-audit fees.

Late February

– Reviewed effectiveness and independence and concluded their effectiveness.

– Private meeting with external auditors.

Early April

– Noted external audit plan for 2021.

– Noted external auditor fees for 2021.

July

– Approved external auditor engagement letter and audit fees for 2021.

– Approved letter of representation for H1 2021.

– Private meetings with the head of the external auditors.

– Noted external audit plan updates.

– Received report from US audit partner.

September

– Received update on external audit plan

– Noted changes to incumbent Audit Partner from 2022 Annual General Meeting.

Fraud and whistle-blowing
– Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing. – If significant, receive and review reports of potential fraud or whistle-blowing incidents.

Early February – Reviewed year-end report, including fraud procedures. Early April – Noted investigations report.

Smith+Nephew Annual Report 2021	99

Audit, Risk and Control continued

Audit Committee report continued

Significant matters related to the financial statements

We considered the following key areas of judgement in relation to the 2021 financial statements and at each half year and quarterly trading report, which we discussed in all cases with management and the External Auditor:

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management estimation of customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems. The ongoing impact of COVID on the provision for excess and obsolete inventory has been assessed, specifically considering the impact of lower sales demand and increased inventory levels.

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 21% at 31 December 2021 (18% as at 31 December 2020). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

Liability provisioning

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel and uses third-party actuarial modelling where appropriate. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

Our action

As members of the Board, we receive regular updates from the Chief Legal & Compliance Officer. These updates form the basis for the level of provisioning. The Group carries a provision relating to potential liabilities arising on its portfolio of metal-on-metal hip products of $289 million as of 31 December 2021. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions, including the number of claimants and projected value of each claim. The provisions for legal matters have decreased by $49 million during the year, primarily due to utilisation of the metal-on-metal provision. We have determined that the proposed levels of provisioning at year end of $320 million included within ‘provisions’ in Note 17.1 in 2021 (2020: $369 million) were appropriate in the circumstances.

Impairment

In carrying out impairment reviews of goodwill and acquisition intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required, which would adversely impact operating results.

Our action

We reviewed management’s reports on the key assumptions with respect to goodwill and acquisition intangible assets – particularly the forecast future cash flows and discount rates used to make these calculations. We challenged the downside sensitivity analyses undertaken. We concluded that the carrying value of these assets is appropriately supported by the cash flow projections. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.

100	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Other matters related to the financial statements

As well as the identified significant matters, other matters that the Audit Committee considered during 2021 were:

Going concern

The uncertainty as to the continued impact on the financial performance and cash flows of the Group as a result of the ongoing COVID pandemic has been considered as part of the adoption of the going concern basis in these financial statements. We reviewed three-year projections as part of the Group’s Strategic Plan, and also more detailed cash flow scenarios to 1 July 2023 for going concern purposes and concurred with management that the continued adoption of the going concern basis is appropriate.

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

Climate change

The impact of climate change has been considered as part of our review of the impairment testing of goodwill and acquired intangible assets, and the going concern assessment. We have also considered the disclosures on climate change and considered them appropriate.

Since the year end

Since the year end, we have also reviewed the results for the full year 2021, Annual Report and Accounts for 2021, and have concluded that they are fair, balanced and understandable. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 12–13, risks and the key performance indicators and their link to the strategy.

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

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. Kamran Walji stepped down as audit partner at the conclusion of the 31 December 2021 audit. Paul Nichols has replaced him as senior lead audit partner for the 2022 audit.

The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority (CMA) Order 2014.

Effectiveness of external auditor

We conducted a review into the effectiveness of the external audit as part of the 2021 year-end process, in line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Board in the UK and determined that we were satisfied with the audit quality provided by KPMG.

The Audit Committee regularly receives feedback from KPMG, including at each meeting where management present their summary of critical accounting estimates as at each quarter end.

Overall therefore, we concluded that KPMG had carried out their audit for 2021 effectively.

The Audit Committee continues to review the effectiveness of the external auditor, KPMG.

Appointment of external auditor at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 13 April 2022 proposing the re-appointment of KPMG as the Company’s auditor and authorising the Board to determine its remuneration, on the recommendation of the Audit Committee in accordance with the CMA Order 2014.

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

Smith+Nephew Annual Report 2021	101

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

The following reflects the non-audit fees incurred with KPMG in 2021, which were approved by the Chair of the Audit Committee.

			Audit fees paid to the auditor Fees for professional services provided by KPMG, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

During the year, the team completed 31 risk-based audits and reviews across the Group. These included: financial controls effectiveness reviews across the EMEA, APAC, US and LATAM regions; IT and various programme assurance reviews ranging from digital medical devices security to IT controls effectiveness; and an ERP pre-implementation review in Japan. Group-level reviews included enterprise risk management effectiveness, shared services operations, fraud risk management effectiveness and acquisitions integration. Key issues noted during reviews included the need for all controls to operate to the correct frequency. Management has taken swift action to implement Internal Audit’s recommendations. The team was able to continue to operate successfully during the ongoing COVID pandemic. Although it was not possible to travel, extensive use was made of data extraction and analysis techniques, supplemented by documentation review and interviews.

The function carries out its work in accordance with the standards and guidelines of the Institute of Internal Auditors. Its performance is annually assessed using a structured questionnaire, allowing non-executive, executive and senior management, plus the external auditor, to comment on key aspects of the function’s performance. The Audit Committee, which re-approved the function’s charter in December 2021, has satisfied itself that adequate, objective internal audit standards and procedures exist within the Group and that the Internal Audit function is effective.

				2021 $ million	2020 $ million
			Audit fees	7.5	7.0
			Audit related fees	0.1	0.4
			Total	7.6	7.4

Internal audit

The Internal Audit team, which reports functionally to the Audit Committee, carries out risk-based reviews across the Group. These reviews examine the management of risks and controls over financial, operational, commercial, IT and transformation programme activities.

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

	2021 $ million	2020 $ million
Audit related services	0.1	0.4

The ratio of non-audit fees to audit fees for the year ended 31 December 2021 is 0.01. The ratio of non-audit fees to audit fees for the year ended 31 December 2020 was 0.06.

Full details are shown in Note 3.2 to the Notes to the Group accounts.

102	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

During the year, we reviewed our Risk Management processes and progress was discussed at our meetings in February, April, July, and December. We approved the Risk Management programme for 2021 and monitored performance against that programme, specifically reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business.

The Risk Management programme followed the risk management policy and manual communicated company-wide in 2021. This programme combines a ‘bottom-up’ approach (whereby risks are identified within business areas by local risk champions working with their leadership teams), with a ‘top-down’ approach (when the Executive Committee meets as the Risk Committee to consider the risks facing the Group at an enterprise level).

Throughout the year, the Audit Committee maintained oversight of this programme. We reviewed the Principal Risks identified and the heat maps prepared by management showing how these risks were being managed. We considered where the risk profile was changing.

Since the year end, we have reviewed a report from the Group Head of Internal Audit into the effectiveness of the Risk Management programme throughout the year. We considered the Principal Risks, the actions taken by management to review those risks and the Board risk appetite in respect of each risk. We concluded that the Risk Management process during 2021 and up to the date of approval of this Annual Report was effective. Work will continue in 2022 and beyond to continue to enhance the process.

» See pages 58–69 for our Risk Report

Viability Statement

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. Management have considered various scenarios in assessing the impact of COVID on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on page 68.

Smith+Nephew Annual Report 2021	103

Audit, Risk and Control continued

Responsibilities of the Audit Committee continued

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the financial review on pages 16-19 and the Principal Risks on pages 58-67.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on page 16-19.

In addition, the Notes to the Group accounts include: the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

The Group has considerable financial resources and its customers and suppliers are diversified across different geographic areas. As a consequence, the Directors believe that the Group is well placed to manage its business risk successfully despite the ongoing uncertain economic outlook.

The continued uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID pandemic has been considered as part of the adoption of the going concern basis in these financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the annual financial statements.

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
-
The Financial Controls & Compliance Group has responsibility for the review of the effectiveness of controls operating in the countries, functions and IT organisation, either: by performing testing directly; reviewing testing performed in-country; or utilising a qualified third party to perform this management testing on its behalf.
-
The Group Finance Manual sets out financial and accounting policies, and is updated regularly. The Group’s Minimum Acceptable Practices (MAPs) were updated in 2020 with a new manual. The business is required to self-assess their level of compliance with the MAPs on a regular basis and remediate any gaps.
-
MAPs compliance is validated through spot-checks conducted by the Financial Controls & Compliance Group and during both Internal Audit and external audit visits. The technology solution to facilitate the real time monitoring of the operation and testing of controls has been partially implemented in 2021 and this will be completed in 2022.
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
-
A treasury operating framework and Group treasury team, accountable for all treasury activities, which establishes policies and manages liquidity and financial risks, including foreign exchange, interest rate and counterparty exposures. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the Audit Committee or the Finance & Banking Committee, on behalf of the Board.
-
Our published Group tax strategy which details our approach to tax risk management and governance, tax compliance, tax planning, the level of tax risk we are prepared to accept and how we deal with tax authorities, which is reviewed by the Audit Committee on behalf of the Board.
-
The Audit Committee reviews the Group whistle-blower procedures to ensure they are effective.
-
The Audit Committee continued to receive and review reports on the progress of the Finance Transformation element of the restructuring programme during 2021, and the mitigation of the associated risks.

104	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

We have reviewed the effectiveness of the Company’s internal controls over financial reporting. The Company’s assessment included documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting. Based on this evaluation, we have satisfied ourselves that we are meeting the required standards and that our internal control over financial reporting is effective both for the year ended 31 December 2021 and up to the date of approval of this Annual Report. No concerns were raised with us in 2021 regarding possible improprieties in matters of financial reporting.

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

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through its Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any significant weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2021 and included the period up to the approval of this Annual Report. The main elements of this review are as follows:

– The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2021. Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 22 February 2022 that the disclosure controls and procedures were effective as at 31 December 2021.

–

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2021 in accordance with the requirements in the US under section 404 of the SoX Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on their assessment, management concluded and reported that, as at 31 December 2021, the Group’s internal control over financial reporting was effective based on those criteria. Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls. KPMG, an independent registered public accounting firm, audited the financial statements included in the 2021 Annual Report, containing the disclosure required by this item, issued an attestation report on the Group’s internal control over financial reporting as at 31 December 2021.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the SVP Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any substantive amendments to the Code during 2021 or up until 22 February 2022. A copy of the Code of Ethics for Senior Financial Officers can be found on our website.

In addition, every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

Evaluation of composition, performance and effectiveness of the Audit Committee

The composition, performance and effectiveness of the Audit Committee was evaluated this year. Its effectiveness is also reviewed in conjunction with the annual Board evaluation, which in 2021 was conducted by Dr Tracy Long of Boardroom Review.

The review by the Audit Committee found the following:

Composition	Whilst the Audit Committee performs effectively, there is no gender diversity. Rotating the membership of the Committee could give a broader range of perspectives and backgrounds.
Performance and Effectiveness	The Audit Committee, led by the new Audit Chair, performed highly, covered a lot of ground and paid appropriate attention to the key risks impacting the Company and the business.

Smith+Nephew Annual Report 2021	105

Audit, Risk and Control continued

Compliance & Culture Committee report

Dear Shareholders,

I am pleased to report on the activities of the Compliance & Culture Committee in 2021. The Terms of Reference for the Compliance & Culture Committee describe the role and responsibilities of this Committee more fully and can be found on our website.

In 2021, we held four meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal & Compliance Officer and the Chief Quality & Regulatory Affairs Officer, Chief HR Officer and President of Global Operations (responsible for sustainability) also attended all or part of the meetings by invitation.

Oversight of quality and regulatory matters

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

Membership
	Member from	Meetings attended
Marc Owen (Chair)	March 2018	4/4
Virginia Bottomley[1]	April 2019	2/2
John Ma2	7 December 2021	1/1
Katarzyna Mazur-Hofsaess[3]	7 April 2021	3/3
Angie Risley	April 2020	4/4
Bob White	July 2020	4/4

1

Virginia Bottomley retired from the Board and the Committee at the Annual General Meeting on 14 April 2021, after nine years’ service.

2

John Ma joined the Committee on 7 December 2021.

3

Katarzyna Mazur-Hofsaess joined the Committee on 7 April 2021.

“The safety and effectiveness
of our products
is at the heart
of our business.”

106	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Oversight of ethics and compliance

As stated in our Code of Conduct, the sustainability of our business depends on doing things the right way. This year we maintained our oversight of ethics and compliance programme activities within our business and continued to review external factors which could impact the business. The Chief Legal & Compliance Officer provided regular reports demonstrating the effectiveness of the current programme as well as continuous improvement efforts to ensure our ethics and compliance programme activities are evolving alongside our business.

During 2021 we received updates on changes to our Global Policies and the launch of a new interactive tool to improve employee access to information about requirements in our global markets. These changes are aligned with the revised Code of Conduct launched in 2019 and our strategic pillars to simplify our processes and embed our culture within the business.

We are updated on allegations of potentially significant improprieties and the Company’s response to such matters, and also receive an annual review of trends in allegations and investigations. During 2021 we received a report on effectiveness testing of the whistle-blowing process, which was conducted by the Compliance team, and we also received the findings of an Internal Audit review of the effectiveness of ethics reporting and investigations. Both reports demonstrated that the organisation has established, mature processes and controls over ethics reporting and investigations.

We received regular updates on findings from compliance verification activities and the adaptation of processes to accommodate restrictions and altered risk profiles resulting from the COVID pandemic. This year we also received an update on the progress of a continuous improvement plan for the Compliance Validation Assignment (CVA) programme and noted significant improvements including reduced report times and increased collaboration and best-practice sharing with other assurance providers.

During 2021 we received an update on our privacy programme, with a specific focus on our digital connected products and services.

Oversight of culture

During 2021, the Company’s core purpose of Life Unlimited was further embedded, and with this, the supporting culture pillars of Care, Collaboration and Courage. Our strategic pillars provide alignment across our business and stronger understanding by employees of their role in supporting our collective success.

The Committee was provided with regular updates from the Chief HR Officer throughout 2021 on culture. The specific actions for the year relating to culture, which included: an engagement plan; a focus on the culture pillar of Courage; the continuation of Board/employee listening sessions; a continued focus on inclusion and diversity; and monitoring success through participation in the Gallup engagement survey.

Towards the end of 2020, I held a meeting with UNITY, the race and ethnicity Employee Inclusion Group, in the US and reported back to the Committee in February. Feedback from my meeting included the need to provide better career pathways for minority employees and to include front line employees in future Board/employee listening sessions.

Our 2021 Gallup global employee survey results were shared with the Committee. These results, which allow Smith+Nephew to benchmark against similar companies in our industry, showed an insignificant decrease to the exponential improvement between 2019 and 2020. This was in line with other companies. We were incredibly proud of these results following another challenging year for Smith+Nephew due to the impact of COVID.

For specific issues where employees may not feel comfortable articulating their views, we have a whistle-blowing policy and confidential line, as discussed above.

Listening to the employee voice

Despite ongoing restrictions due to COVID, the Committee continued to listen to the Employee Voice, meeting with groups of employees both virtually and physically. In Q1 2021, Angie Risley, Bob White and I met virtually with the R&D Robotics team and were impressed by their enthusiasm for the work they do. In June, the whole Board had the opportunity to meet virtually with senior leaders across the Company and in September 2021, we held our first physical Board meeting since February 2020. This meeting included a visit to our UK headquarters in Watford, where we visited the Expert Connect Centre and met key members of our UK Sales team who demonstrated our newest technology. We also met employees from our corporate functions of legal, finance, tax and communications and saw how Workplace Unlimited was being implemented on-site.

Sustainability

Sustainability has been a focus for everyone throughout the pandemic and this became an agenda item that is receiving the focus it deserves. We regularly review management’s sustainability programme to ensure alignment with our stakeholders’ expectations and monitor management’s actions taken against our targets.

We received an update on the focus of our customers and investors on sustainability and how Smith+Nephew was responding to those enquiries. We reviewed the reporting requirements around climate change, particularly reporting against the TCFD and SASB frameworks, and approved our revised carbon reduction target. We also approved our modern slavery statement and the conflict minerals filing.

The progress against the 2021 sustainability plan was monitored and the 2022 plan was reviewed and approved. Since the year end, the Committee has approved the 2021 Sustainability Report.

» Read more on pages 48–57

Smith+Nephew Annual Report 2021	107

Audit, Risk and Control continued Compliance & Culture Committee report continued

This year was my third report to you as Chair of the Compliance & Culture Committee. Our progress continued to be impacted by COVID and changes in management, but the journey has continued. The Committee is pleased to see Smith+Nephew’s commitment to net zero emissions by 2045 and our stakeholder programme. Please see more information about our roadmap on page 53. The Committee and Board looks forward to implementing that stakeholder programme and meeting a wider range of our stakeholders to receive their feedback in 2022. On behalf of the Committee members that have met our employees and listened to their feedback about Smith+Nephew I would like to thank those employees that participated this year. I am sorry that again we didn’t always get to meet face to face, but hope to again in the future.

Marc Owen

Chair of the Compliance
& Culture Committee

Our focus for 2022 will include:

◾ Further physical Board/employee
listening sessions (pandemic permitting)
to enable the Board to further monitor
and assess the corporate culture in other
jurisdictions, in particular post/through
the next stage of the pandemic.

◾ Monitor the actions taken by
management following 2021’s Board/
employee listening sessions.

◾ Review further employee feedback
gathered through the annual survey and
other mechanisms to ensure the Board is
aware of employees’ views and any
actions required by management from
that feedback. Recent survey results are
discussed on page 21.

◾ Continued oversight of the Company’s
sustainability programme, including
targets and monitoring its roll-out to the
organisation. Monitoring the progress of
the Company’s commitment to its net
zero roadmap by 2045.

◾ Commencing the programme for the
Committee and Board to meet and
receive direct feedback from our other
stakeholders.

◾ Ensure stakeholder considerations
continue to be embedded into all Board’s
decisions.

Our Sales Representative showing
Marc Owen our new products.

108	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Responsibilities of the

Compliance & Culture Committee

Compliance	Culture	Quality and Regulatory

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

Affairs (Q/RA) continued

October

– Reviewed the Global Quality & Regulatory Affairs report, including an update on the impact of Brexit and the MHRA framework guidance.

December

– Reviewed the Global Quality & Regulatory Affairs report, including an update on the work of the EU MDR team and impact of Brexit and Swexit.

February

– Noted 2021 embedment plan for the
strategic imperatives and Board/employee listening sessions.

April

– Received an update on the Company’s
culture including a progress report on the Gallup Accountability Survey.

July

– Received an update on the Company’s
culture including a review of the Engagement Survey results and noted the focus for the next steps.

– Received an update on two Board listening sessions.

December

– Received an update on the Company’s
culture progress.

– Reviewed progress on Inclusion,
Diversity & Equity.

February

– Approval of the Modern Slavery Statement for the year ended 31 December 2020.

– Received a Legal & Compliance Report update.

April

– Noted conflict mineral report and submission to the SEC.

– Received a Legal & Compliance Report update.

July

– Received a Legal & Compliance Report update, including changes to the Compliance Validation Assignments (CVA) programme.

December

– Received a Legal & Compliance Report including, update on the Global status of new policies and code of conduct refresher trainings.

Other matters

February

– Approved updated Terms of Reference.

– Noted upcoming Non-Executive Director annual compliance training.

– Approved 2020 Compliance & Culture Report contained within 2020 Annual Report.

April

– Noted the upcoming retirement of Baroness Bottomley following conclusion of the Annual General Meeting on 14 April 2021.

December

– Approved appointment of John Ma to the Committee on 7 December 2021.

Quality and Regulatory Affairs (Q/RA)

– Overseeing the processes by which
regulatory and quality risks relating to
the Company and its operations are
identified and managed.

– Receiving and assessing regular functional
reports and presentations from the
Chief Quality & Regulatory Affairs Officer.

Sustainability
– Overseeing the sustainability strategy and reviewing targets and metrics. – Receiving and assessing regular functional reports from the President Operations.

February

– Reviewed Quality & Regulatory Affairs report noting status of various Quality and Regulatory Affairs metrics and initiatives.

April

– Reviewed Quality & Regulatory Affairs report noting status of various quality and regulatory metrics and initiatives including updates on EU MDR.

July

– Reviewed Quality & Regulatory Affairs report noting status of various quality and regulatory metrics and initiatives.

February

– Approved 2020 Sustainability Report prior to Board approval.

April

– Received an update on sustainability reporting requirements, relating to TCFD.

December

– Reviewed materials presented by KPMG on reporting on climate change under the TCFD Framework.

– Approved net zero targets and noted road map to achieve net zero.

– Received an update on sustainability matters and progress.

Smith+Nephew Annual Report 2021	109

Stakeholder statement
Section 172 statement

Directors’ duties

In accordance with section 172 of the Companies Act 2006 and the UK Corporate Governance Code 2018, the Board considers the potential impact on the Company’s key stakeholders and takes their views and interests into account when making decisions. All Board papers requiring a Board decision include a section discussing the potential impact on our key stakeholders and how that decision links into our business model and strategic pillars where appropriate.

The Board also takes the opportunity to engage with our stakeholders, as appropriate. Whilst this has been challenging during 2021 due to the COVID pandemic, virtual arrangements have been made where possible.

Direct engagement with our stakeholders supplements the information provided in formal Board presentations and enriches the context for our decisions.

Employees	People	Compliance & Culture Committee

Our employees are crucial to the success of the business and many of the key decisions made by the Board have an impact on them. It is important for us to understand the employee perspective and take their views into account. We believe that an engaged workforce is better for business.

2021 Highlights

– The Board continued to focus on the impact of the COVID
pandemic on employees’ safety and wellbeing.

– Members of the Board attended three virtual Board/Employee listening sessions during the year. These sessions focused on our
R&D employees in Pittsburgh and high potential employees in our corporate and commercial teams.

– The September Board meeting incorporated a visit to our UK offices in Watford, where the Board met with members of the
corporate functions, and the team running our Expert Connect
Centre and also our senior UK sales representatives, who
demonstrated our new technologies.

– Positive results were maintained in the Gallup survey.

– The Board were updated on the activities of our Employee Interest
Groups throughout the year, particularly relating to diversity, mental health and volunteering programmes.

Areas of interest – Talent. – Engagement with purpose of Life Unlimited and our culture pillars of Care, Collaboration and Courage. – Innovation. – Society and the environment. – Strategy. – Customers.

How we engage

– The Board discusses results and
next steps of annual Gallup survey.

– Updates on culture, people,
inclusion and diversity at every
Compliance & Culture Committee
meeting.

– The Board meets with employees
on-site visits, or virtually.

– Board/employee listening sessions.

2022 Actions

– Additional Board/employee listening sessions, returning to physical meetings as soon as practicable.

– Continued monitoring of management actions relating to culture, inclusion and diversity, with specific focus on the management response on ethnic diversity.

» See pages 20-27

Our Sales

Representative

demonstrates some

of our new products.

110	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Investors	Shareholder information

Our equity investors are the owners of our business and it is important for us to understand their perspectives on capital allocation and how the Company is run.

2021 Highlights

– Executive Directors held 81 meetings with investors
representing 61% of the Company’s Share Capital. In
December, around 190 investors attended our virtual Meet the
Management event.

– Roberto Quarta, Robin Freestone and Marc Owen met with
shareholders. Their discussions focused on business and share price performance as well as topics such as ESG, culture,
product quality, business ethics, cybersecurity, climate
change, governance and Board changes.

– The 2021 Annual General Meeting was live-streamed to
enable shareholders to submit questions remotely during the
meeting.

– Continued to pay dividends, despite the COVID impact upon
our business, following rigorous stress testing.

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

2022 Actions

– The Board will continue to be available to meet with
shareholders. Please contact the Company Secretary, if you
have matters you wish to raise with the Non-Executive team.

– The 2022 Annual General Meeting will be held as a hybrid
meeting, physically in our auditorium at our headquarters in
Watford and live streamed, enabling shareholders to attend,
vote and ask questions in person or remotely.

Engaging with our Investors
As a result of investor engagement in 2021, we are now reporting on our progress against SASB

Roberto Quarta, Chair has held eight virtual meetings with our key investors during the course of 2021. In two of these meetings, he was joined by Marc Owen, Chair of our Compliance & Culture Committee, who also met separately with one other investor. Our Senior Independent Director, Robin Freestone, also met one investor in 2021.

The Board has seen a significant increase in

interest from our shareholders in sustainability matters and in particular environmental concerns and the impact of climate change on our operations. We have reported against the TCFD framework on pages 54–56 and have undertaken scenario modelling looking at the possible impact of a rise in temperature, a rise in sea levels and extreme weather events on our operations. Although, reporting against the TCFD framework is now mandatory, we know from our interactions with investors, that this is something that you want. These interactions have helped frame our approach to assessing the potential impact of climate change on our business and how we report it. Our investor engagement also showed us that some shareholders were interested in broader sustainability matters and required us to report against the SASB framework.

As a result of this engagement, during 2021 we therefore began to view our operations through a SASB lens and we have reported on our progress against SASB this year.

The second area of investor interest has been on the Company’s performance and its impact on the share price. Naturally, this has also been a concern for the Board. We have spent time with management trying to understand the root causes, some of which stem from external factors including the impact of COVID on the level of surgeries undertaken and global shortages of raw materials, whilst others are the result of internal factors, which have their origin in the past. In our interactions with shareholders, we have sought to reassure our investors that the Board is working with management to resolve these issues and to get business performance back on track. The Board is delighted that the Meet the Management Event held on 16 December went some way to responding to investor concerns. The Board is happy to continue to engage with investors throughout this ongoing process.

» Shareholder information
pages 222-230

Our Enhanced
Packaging System helps reduce
our impact on
the environment.

Smith+Nephew Annual Report 2021	111

Stakeholder statement continued Section 172 statement continued

Customers and suppliers	Compliance & Culture Committee

Our business model creates value through customer centricity. The better we understand the needs of our customers, the better we are able to serve them and this helps to grow our business. Working in partnership with our suppliers ensures we have the right resources to support this growth.

2021 Highlights

– It has not been possible during 2021 due to COVID
restrictions for the Board to meet our customers on site
visits or to accompany our sales representatives.

– The Board has been kept updated of the supply chain
issues affecting the Company and the Orthopaedics
franchise in particular, during 2021 and have been
actively engaged with management to resolve these
issues.

– The Compliance & Culture Committee received regular
reports on the transition to EU MDR, effective 26 May
2021.

– In response to customer needs, the cementless knee was
launched in 2021.

– Management has reported to the Board on the
importance of climate change to our customers and in
turn how we engage with our suppliers to ensure they
share our view on sustainability matters.

Areas of interest

– Acting in partnership
together, supporting
their needs and
responding to their
requirements.

– Acting ethically and
fairly.

– Ensuring product
quality, compliant
with regulations.

– Prompt and fair
payment.

How we engage

– Updates on product quality,
regulatory matters and
complaints.

– Updates on ethical and
compliance matters and
complaints.

– The Board meets with key
customers such as surgeons
and leading hospital
administrators during site
visits and virtually.

– The Board receives regular
updates on supplier and
customer relationships.

– Individual Board members
accompany sales
representatives visiting
customers.

2022 Actions – Board will meet with surgeons and hospitals when physical meetings are again possible. – Board members will resume programme of spending time with sales representatives in the field.

Compliance & Culture Committee page [XX] People page [XX]
Engaging with our customers and suppliers Understanding how our sales representatives support our customers

As described elsewhere, Smith+Nephew has faced a number of issues during 2021 affecting our supply chain. The Board has been disappointed that our ability to deliver products to our customers has been impacted. We have been working with management throughout to understand the underlying causes for these issues and to develop a roadmap to resolve them and get back on track. Many of these underlying causes stem from the global supply situation affecting many other companies, for example storms in Memphis in the first part of the year, the Suez Canal blockage in March 2021 and general supply issues consequent upon the COVID pandemic. However, we also recognise that we have been impacted more than some of our competitors, because of internal issues that pre-dated the pandemic.

The Board has worked with management and has overseen the work of the team set up to address these issues. We were delighted to welcome Paul Connolly as our new Head of Global Operations in October who presented to the Board at our December meeting.

When the Board visited our Watford site in September, we heard from some of our sales representatives how the supply shortages were affecting their customers and the measures they were putting in place to support our customers.

» Compliance & Culture Committee page 106

» Serving healthcare customer
 page 36-41

“Our sales representatives demonstrated our products and explained how they supported our customers during COVID.”

112	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Governments and regulators	Quality & Regulatory

We are subject to the laws and regulations of many governments and regulators across the world and understanding their requirements is important for us to ensure not only product safety and compliance with relevant legislation, but also in line with our first strategic imperative to achieve the full potential of our portfolio.

2021 Highlights

– The Company submitted a response to the UK government consultation on restoring trust in audit and corporate governance.

– The Compliance & Culture Committee received regular reports from Mizanu Kebede, our new Chief Quality & Regulatory Affairs Officer, on the results of FDA inspections at our manufacturing facilities.

Areas of interest – Product safety. – Compliance with local legal and regulatory requirements. – Competition issues. – Social and economic concerns.

How we engage

– Management is responsible for ensuring compliance with applicable laws and regulations. Direct engagement between the Board and our regulators is therefore not always appropriate.

– Updates on product quality, regulatory matters and complaints at every meeting of the Compliance & Culture Committee.

– Updates on ethical and compliance matters, and complaints at every meeting of the Compliance & Culture Committee.

– The Chief Executive Officer meets with UK government and regulators.

2022 Actions

– The Board and the Compliance & Culture Committee will continue to maintain oversight of all matters pertaining to the Company’s relationship with governments and regulators across the world.

Further information about our relationship with other stakeholders including the local communities in which we operate and our impact on the environments and the impact of climate change on our business can be found in the Sustainability Report and on pages 48–57. The Compliance & Culture Committee regularly received updates on our sustainability programme and our progress towards the achievement of our 2030 sustainability goals.

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules comprising pages 1–113 and 222–238, was approved by the Board on 22 February 2022.

Susan Swabey

Company Secretary

The Strategic Report, comprising pages 1–70 was approved by the Board on 22 February 2022. Roland Diggelmann Chief Executive

Smith+Nephew Annual Report 2021	113

Remuneration

Dear Shareholder,

2021 has been another challenging year for Smith+Nephew. You will read elsewhere in this Annual Report about the continued challenges the business is facing and the ongoing impact that the cancellation of elective surgeries, staff shortages and supply chain issues have had on our performance. Despite these challenges, we continue to be so appreciative of the efforts and hard work from our employees and management across the organisation, focusing primarily on the safety of our employees and customers. It has been another tough year for all our stakeholders. A massive thank you to our employees for everything they do.

The focus of the Remuneration Committee during 2021, as always, has been on continuing to ensure that we are able to pay our employees and executives appropriately in a way that both recognises the performance of the Company and also takes into account the competitive positions of global pay arrangements.

Departure of Roland Diggelmann, Chief Executive Officer

As announced on 22 February 2022, Roland and the Board came to a mutual agreement that he would step down as Chief Executive Officer with effect from 31 March 2022.

The Committee considered the treatment to be applied to Roland’s remuneration arrangements, in accordance with the Remuneration Policy approved by shareholders on 9 April 2020 and the terms of his employment agreement. Further details are provided on page 128 in the Implementation Report. In summary, the following treatment was applied:

– Salary, benefits including life assurance, and pension contributions will continue to be made in the ordinary course during his employment up to 31 March 2022.

– He will receive payments in lieu of his salary, health and dental benefits, car allowance and pension contributions in respect of the balance of his mutually agreed 12-month notice period up to 28 February 2023 (to reflect the Swiss law requirement that the notice period runs from the end of the month in which notice is served).

Directors’ Remuneration report

Membership
	Member from	Meetings attended
Angie Risley (Chair)	September 2017	7/7
Virginia Bottomley[1]	April 2014	3/3
Robin Freestone	September 2015	7/7
Roberto Quarta	April 2014	7/7
Bob White	July 2020	7/7

1 Virginia Bottomley retired from the Board and the Committee at the Annual General Meeting on 14 April 2021.

“In 2021 we decided to add sustainability targets to our Annual Bonus Plan for 2022 onwards.”

114	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

– The payout under the 2021 Annual Bonus Plan has been determined in the normal manner, resulting in an overall outcome of 83% of target resulting in a bonus of CHF1,228,936 (see pages 122–123 for further details). This will be delivered equally in cash and deferred share awards as described on page 123.

– Roland will be eligible to participate in the Annual Bonus Plan for 2022, with his opportunity pro-rated to reflect the period of the year worked and the outcome determined in the usual manner at year-end.

– Roland will be a “good leaver” for the purposes of the Performance Share Programme. As such, his awards will be pro-rated for service and will remain capable of vesting at the end of the three-year performance period, subject to meeting the relevant performance conditions. He will be required to retain any vested shares, net of tax, for a further two-year period after the vesting date. He will not receive a Performance Share Programme award in 2022.

– He will be subject to non-compete and non-solicitation restrictions until 28 February 2023.

– All shares earned during Roland’s employment as Chief Executive Officer will be subject to a two-year holding period post cessation of employment.

Appointment of Deepak Nath

As announced on 22 February 2022, Deepak Nath will be appointed Chief Executive Officer with effect from 1 April 2022. Deepak will be based in our Fort Worth offices in the US and will be employed under a US employment agreement in accordance with the Remuneration Policy approved by shareholders on 9 April 2020. He will receive a base salary of $1,475,000 per annum, which, based on exchange rates at the time of agreement, was in line with that received by Roland.

Deepak will participate in the Annual Bonus Plan and Performance Share Programme, in accordance with the Remuneration Policy approved by the shareholders on 9 April 2020. The Company will pay pension contributions in line with average pension rates in the US workforce (currently 7.5% of salary per annum), and he will receive standard benefits, which are not materially different in nature or value relative to Roland.

Deepak will also receive buy-out awards to the value of €7,501,150 ($8,544,560) in respect of outstanding incentives that he will forfeit on leaving his former company. All awards have been provided on a like-for-like basis in terms of the value provided and their performance and/or vesting periods. There has been no acceleration of any awards and the performance-based awards have not been replaced with a non-performance based award. An amount of up to $800,000 will be paid in cash in November 2022 in respect of his forfeited 2022 cash bonus, subject to the Committee’s assessment of the targets attached to the cash bonus forfeited at his previous company.

The buyout awards relating to the performance-related awards will continue to be subject to their original performance conditions.

Further details may be found on page 129. Deepak will also be required to build up a holding of Smith+Nephew shares equivalent to three times his base salary.

Increase in salary of

Anne-Françoise Nesmes

The Committee reviewed the base salary paid to Anne-Françoise. During 2021, she took on increased responsibility for our Global Business Services function, in addition to her role as Chief Financial Officer. In recognition of this additional responsibility, her base salary will increase by a total of 6.2%, of which 4% is in acknowledgement of her expanded role and 2.2% is in respect of an annual pay increase, which is below the 2.9% increase applying to the wider workforce.

Review of 2021 Performance

In 2021 the Group delivered financial results in line with its full-year guidance despite continued COVID disruption to elective surgeries. Revenue was $5,212 million, up 14.3% on a reported basis and 10.3% on an underlying basis. Operating profit was $593 million, up 101% and the trading profit was $936 million with a trading profit margin of 18.0%, 300 basis points above 2020.

The strong performance of Sports Medicine & ENT and Advanced Wound Management helped offset the near-term challenges in our Orthopaedics franchise. These included supply chain constraints and channel adjustments ahead of the volume-based procurement implementation for hip and knee implants in China. We are stabilising the Smith+Nephew-specific supply chain challenges and worked to mitigate the widely reported global shortages of some raw materials and components. However, we expect supply constraints to remain a headwind in 2022.

We launched our Strategy for Growth, driven by improved productivity and commercial execution, innovation and acquisitions, and announced medium-term revenue and trading profit targets. The recent step-up in investment in R&D enabled us to introduce a number of important new products, including a cementless knee system, expansion of robotics platform, meniscal repair system and sports medicine tower upgrade. We also strengthened our commercial model with Orthopaedics and Sports Medicine & ENT franchises brought under one leadership team to better address higher growth opportunities and announced an updated capital allocation framework maintaining higher investment in innovation to drive growth and our progressive dividend policy, with new regular annual share buy-backs commencing in 2022.

Smith+Nephew Annual Report 2021	115

Remuneration continued

Directors’ Remuneration report continued

Annual Bonus Plan

Performance against the financial targets under the Annual Bonus Plan 2021 was therefore close to target for both Revenue and Trading Margin, resulting in a payout of 91% against target in respect of the financial objectives.

The Remuneration Committee reviewed the performance of the Executive Directors against their individual business objectives. We concluded that Roland partially achieved against his individual business objectives both in terms of what he did and how he performed, whilst Anne-Françoise achieved against her individual business objectives in terms of what she did and exceeded in terms of how she performed.

These ratings combined with performance against the financial objectives resulted in a bonus amounting to 83% of target for Roland and 93% of target for Anne-Françoise.

We also considered whether these outcomes fairly represented the performance of the Company and the Executive Directors in 2021. Whilst we acknowledged that the share price had fallen during 2021, we also recognised that the Company had delivered close to its financial targets and there had been no reputational risk issues during the year. We therefore determined that these outcomes were a fair representation of performance and there was no need to apply discretion to these figures.

During 2021, we took the decision to formalise the business objectives within our Annual Bonus Plan to recognise the importance of ESG matters to our business. Going forward, 5% of the Annual Bonus Plan will be dependent on ESG targets.

Performance Share Programme

Similarly, the Remuneration Committee reviewed performance over the past three years against the targets determined in 2019 for the Performance Share Programme and determined that these awards should vest at 0%. This reflects performance against the targets over the three-year performance period since 1 January 2019. Neither Roland nor Anne-Françoise was employed by the Company in an executive role at the time these awards were made in 2019 and therefore neither of them received an award.

In early 2022, the Remuneration Committee considered the performance framework of the Performance Share Plan Awards due to be made in 2022 and were satisfied that the existing measures – indexed TSR, return of invested capital, sales growth and cumulative free cash flow – remain appropriate.

Performance targets

In February 2021, the outlook for the longer term was uncertain so we therefore delayed the approval of the performance conditions for the Performance Share Plan 2021 until April 2021 and these awards were made in May 2021. We shall be adopting the same approach in 2022.

The wider workforce

The Remuneration Committee maintains oversight of the pay arrangements for the wider workforce and is pleased that our employees were not laid off or placed on furlough as a result of the pandemic. During 2021, we have seen increased turnover in staff following the macroeconomic trends across the markets in which we operate. The Committee has been monitoring the impact of this on the workforce and levels of pay across the organisation.

We have reviewed the gender pay ratio and are delighted to note that we continue to make positive progress year-on-year, partly as a result of the new initiatives focusing on inclusion and diversity, described more fully on page 23. The Board and the Remuneration Committee have monitored these issues throughout the year.

Thank you for your continued support.

Angie Risley

Chair of the Remuneration Committee

Looking forward – Remuneration Committee’s focus for 2022

During 2022, the Remuneration Committee intends to:

◾

Undertake a complete review of our remuneration arrangements ahead of putting the Remuneration Policy Report to shareholder vote in 2023 to ensure it remains fit for purpose in a changing business environment.

◾

Continue to monitor business performance against the targets under our incentive plans.

◾

Continue to oversee remuneration arrangements across the Company as a whole, monitoring wider employee pay initiatives and our gender pay performance.

116	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Measures in our variable pay plans
Performance measures in Annual Bonus Plan for 2022
Revenue (40%)	Top-line growth is essential for continued progress and long-term value creation.
Trading margin (40%)	Trading margin focuses on profit.
Business objectives (15%)	Individual business objectives linked to the strategic imperatives to ensure alignment across the Company.
ESG objectives (5%)	Doing the right thing with regard to our employees, the environment and other stakeholders ensures a sustainable business for the future.
Performance measures in our Performance Share Programme for 2022
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
TSR performance against an Index (25%)

Total Shareholder Return (TSR) aligns Executive reward to the shareholder experience.

An indexed approach avoids an anomalous result which can arise if there is a small number of extreme outliers in the Group.

Compliance statement

We have prepared this Directors’ Remuneration Report (the Report) in accordance with The Enterprise and Regulatory Reform Act 2012–2013 (clauses 81–84), sections 420 to 422 of the Companies Act 2006 and The Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations), The Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report) Regulations 2019 and The Companies (Miscellaneous Reporting) Regulations 2018. The Report also meets the relevant requirements of the Financial Conduct Authority (FCA) Listing Rules.

Pages 118–135 is the annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 13 April 2022. The Implementation Report explains how the Remuneration Policy was implemented during 2021.

The Directors’ Remuneration Policy Report (the Policy Report) was approved by shareholders at the Annual General Meeting on 9 April 2020. This Policy Report can be found on our website within the 2019 Annual Report and describes our Remuneration Policy as it relates to the Directors of the Company. All payments we make in relation to Directors of the Company will be in accordance with this Remuneration Policy. It is intended that the Policy will next be put to shareholders’ vote at the Annual General Meeting to be held in 2023.

Smith+Nephew Annual Report 2021	117

Remuneration continued

Remuneration
implementation report

The Remuneration Committee presents the Annual Report on Remuneration (the Implementation Report) which will be put to shareholders for an advisory vote at the Annual General Meeting to be held on 13 April 2022. The Terms of Reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com.

The Remuneration Policy approved by shareholders at the 2020 Annual General Meeting may also be found on our website in the 2019 Annual Report.

Work of the Remuneration Committee in 2021

In 2021, we held 7 meetings and determined 5 further matters by written resolution. Each meeting was attended by all members of the Committee. The Chief Executive Officer and the Chief Human Resources Officer, key members of the finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent remuneration consultants, Deloitte LLP (Deloitte), the remuneration advisors to the Committee.

Since the year end, we have reviewed the financial results for 2021 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee.

We have also determined base salary increases for Executive Directors and Executive Officers with effect from April 2022 and have determined the payouts under the 2021 Annual Bonus Plan and the vesting under the Performance Share Plan 2019.

We have determined remuneration arrangements for Deepak Nath, who will be joining as Chief Executive Officer on 1 April 2022, and termination arrangements for Roland Diggelmann who will cease to Chief Executive Officer on 31 March 2022.

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

During the year, Deloitte provided advice on market trends and remuneration issues in general, attended Committee meetings, assisted in the review of the Directors’ Remuneration Report, undertook calculations relating to the TSR performance conditions and advised on annual bonus reviews impacted by COVID.

The fees paid to Deloitte for advice to the Committee during 2021, charged on a time and expense basis, were £68,350 ($94,001). Deloitte complies with the Code of Conduct in relation to Executive Remuneration Consulting in the UK and the Committee is satisfied that their advice is objective and independent.

118	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Responsibilities of the

Remuneration Committee

Determination of Remuneration Policy	Determination of Remuneration Policy	Oversight of all Company Share Plans
and packages	and packages continued	– Determination of the use of long-term incentive plans and overseeing the use of shares in executive and all employee plans.

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

Late February

– Approved financial targets for 2021 Annual Bonus Plan for Executive Directors, Executive Officers and senior executives.

– Approved 2021 Remuneration Committee Business Plan.

April

– Reviewed and approved financial measures and targets for 2021 Performance Share Plan for Executive Directors and Executive Officers.

– Noted share awards made to Executive Officers, senior executives and other employees.

– Approved retirement arrangements for Executive Officer.

July

– Reviewed the schedule of plans and targets for awards.

– Noted share awards made to senior executives and other employees.

– Reviewed Remuneration Strategy for Executive Directors, Executive Officers and senior executives.

September

– Reviewed Remuneration Strategy for Executive Directors, Executive Officers and senior executives.

– Reviewed schedule of plans and targets.

– Noted share awards made to senior executives and other employees.

– Approved retirement arrangements for Company Secretary.

December

– Reviewed the performance against the targets under the 2021 Annual Bonus Plan, 2019 and 2020 Performance Share Programme.

– Noted principles for determining payouts under the 2019 Performance Share Plan and the 2021 Annual Bonus Plan.

– Reviewed and approved financial and non-financial targets and measures for Executive Officers.

– Reviewed the schedule of plans and targets.

– Noted sign-on share awards and share awards made to senior executives and employees.

Early February

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

Reporting and engagement with shareholders on remuneration matters

January

– Approved principles for determining payouts to Executive Directors and Executive Officers under the 2018 Performance Share Plan, the 2020 Annual Bonus Plan and the 2020 Cash Incentive Plan.

– Considered principles for setting the targets for the Annual Bonus Plan 2021.

– Approved principles in respect of Executive Officer Remuneration for 2021.

– Approved grants of compensatory Restricted Share Awards.

– Noted share awards made.

Early February

– Approved quantum of cash payments and awards to Executive Directors and Executive Officers under the 2020 Annual Bonus Plan, 2020 Cash Incentive Plan and 2018 Performance Share Plan.

– Approved grants of Equity Incentive Awards.

– Reviewed and approved remuneration arrangements for Executive Directors and Executive Officers in 2021.

– Noted quantum of 2021 compensatory Restricted Share Awards.

– Approved retention awards for Executive Officers.

– Noted Gender Pay Report and CEO Pay Ratio figures.

– Reviewed Chair of the Board’s pay.

– Reviewed and approved Company Secretary’s pay.

– Approval of the Directors’ Remuneration Report ensuring compliance with related governance provisions. – Continuation of constructive engagement on remuneration matters with shareholders.

Early February

– Reviewed draft Directors’ Remuneration Report.

Late February

– Approved Directors’ Remuneration Report.

July

– Reviewed matters arising from Annual General Meeting and proposals for Investor engagement.

– Noted Remuneration Committee dashboard.

Other matters

Early February

– Audit Committee in attendance to answer questions related to audited numbers and provide assurance.

– Approved Terms of Reference.

December

– Received an update on the external market context and data.

Smith+Nephew Annual Report 2021	119

Remuneration continued

Remuneration implementation report continued

Single total figure on remuneration

The amounts for 2021 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.3753 and CHF to US$1.0939 (2020: £ to US$1.2824 and CHF to US$1.0654).

	Roland Diggelmann Appointed 1 November 2019		Anne-Françoise Nesmes Appointed 27 July 2020
	2021	2020	2021	2020
Fixed pay
Base salary	$1,509,582	$1,470,275	$797,674	$324,211
Pension payments	$182,587	$176,433	$95,721	$38,905
Taxable benefits	$65,923	$51,065	$17,005	$6,942
Annual variable pay
Annual Incentive Plan/Annual Bonus Plan – cash element	$672,167	–	$398,053	–
Annual Incentive Plan/Annual Bonus Plan – equity element	$672,167	–	$398,053	–
Long-term variable pay
Performance Share Programme	–	–	–	–
Total	$3,102,426	$1,697,773	$1,706,506	$370,058

Base salary	The actual salary receivable for the year.
Pension payments	The value of the salary supplement in lieu of pension or contribution to any pension scheme made by the Company.
Taxable benefits	The gross value of all taxable benefits (or benefits that would be taxable in the UK) received in the year.
Annual Incentive Plan – cash element/Annual Bonus Plan	The value of the cash incentive payable for performance in respect of the relevant financial year.
Annual Incentive Plan – equity element/Annual Bonus Plan	The value of the equity element awarded in respect of performance in the relevant financial year as described on page 122 of this report.
Performance Share Programme

The value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year. For awards vesting in early 2022 this is based on an estimated share price of 1271.73p per share, which was the average price of a share over the last quarter of 2021.

Neither Mr Diggelmann nor Ms Nesmes held Performance Share Awards granted in 2019.

Total	The sum of the above elements.

All data is presented in our reporting currency of US Dollars (USD). Amounts for Roland Diggelmann have been converted from Swiss Francs and from Sterling for Anne-Françoise Nesmes using average exchange rates. Given currency movements in 2021, this may give the impression of changes that are misleading. Data is presented in local currency in the subsequent sections in the interests of full transparency.

120	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Fixed pay

Base salary

Executive base salaries are usually reviewed in February each year, with any changes to take effect from 1 April. During 2021, we determined that there would be no increase to the base salaries paid to the Executive Directors.

Roland Diggelmann’s base salary therefore remained at CHF1,380,000 and Anne-Françoise Nesmes’ base salary remained at £580,000 during 2021.

In February 2022, we reviewed the base salaries of the Executive Directors, noting that the average increase to base pay for employees in Switzerland and the United Kingdom was 2% and 2.9% respectively.

In February 2022, we reviewed Anne-Françoise Nesmes’ base salary, noting that her role had expanded during the year to include responsibility for the Global Business Services function. After due consideration, we have awarded her a total increase in base salary of 6.2% with effect from 1 April 2022. 4% of this increase is in recognition of her increased responsibilities and 2.2% is in respect of her annual salary review. The general increase to base pay for employees in the UK in 2022 is 2.9%.

As Roland Diggelmann is stepping down as Chief Executive Officer, he will receive no increase in base pay.

As announced on 22 February, Deepak Nath’s base pay will be $1,475,000, aligned with Roland Diggelmann’s salary at the time of his appointment. Therefore the base pay of our Executive Directors with effect from 1 April 2022 will be:

– Deepak Nath – Anne-Françoise Nesmes	$1,475,000 £615,960

Pension payments

Roland Diggelmann participates in the Swiss Profond pension plan. He is employed under a Swiss contract, which is where he is domiciled. During 2021, total Company pension contributions for Roland amounted to CHF166,914, which is equivalent to 12% of his base salary.

Anne-Françoise Nesmes receives a salary supplement of 12% of basic salary to apply towards her retirement savings, in lieu of membership of one of the Company’s pension schemes. This is in line with the pension arrangement for the wider UK workforce.

When Deepak Nath joins the Company on 1 April 2022, he will receive pension contributions aligned with the wider US workforce (currently 7.5% of his base salary).

Benefits

In 2021, our Executive Directors, Roland Diggelmann and Anne-Françoise Nesmes received death-in-service cover of seven-times basic salary, of which four-times salary is payable as a lump sum, with the balance used to provide for any spouse and dependent persons. Each Executive Director received health cover for themselves and their families, a car allowance and financial consultancy advice. The same arrangements will apply in 2022. The following table summarises the value of benefits in respect of 2020 and 2021.

	Roland Diggelmann		Anne-Françoise Nesmes
	2021	2020	2021	2020
Health cover	CHF6,893	CHF6,893	£965	£444
Car and fuel allowance	CHF32,400	CHF32,400	£11,400	£4,969
Financial consultancy advice	£16,680	£7,175	–	–

Smith+Nephew Annual Report 2021	121

Remuneration continued

Remuneration implementation report continued

Annual incentives

Annual Bonus Plan 2021

Following the approval of the Remuneration Policy at the 2020 Annual General Meeting, the maximum opportunity under the Annual Bonus Plan for Executive Directors is 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award is paid in cash and 50% is deferred into shares which will vest after three years.

The performance measures and weightings which applied to the Annual Bonus Plan 2021 were as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading margin	40%	12.8%	43%	86%
Business objectives	20%	6.4%	21.5%	43%

The 2021 targets for revenue and trading margin are shown below and were determined in February 2021

	Threshold	Target	Maximum	Actual[1]
Revenue	$4,905m	$5,332m	$5,759m	$5,277m
Trading Margin	16.6%	18%	19.2%	17.8%

1  At constant exchange rates. See page 218.

Financial objectives

The revenue target for 2021 is set by reference to our expectations for growth for the year. Threshold was set at 8 percentage points below target and maximum was set at 8 percentage points above target.

The trading margin target was set by reference to budgeted trading profit margin for the year. Threshold and maximum were set at 85% and 115% of budgeted trading profit margin, divided by threshold and maximum revenue respectively.

This resulted in a payout of 91% of target against the financial objectives.

Accordingly, the following amounts have been earned by Roland Diggelmann and Anne-Françoise Nesmes for 2021 under the Annual Bonus Plan in respect of their financial objectives.

Roland Diggelmann	CHF1,080,586
Anne-Françoise Nesmes	£454,159

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered that this performance fairly represented the overall financial performance during the year.

Business objectives

In determining performance against the business objectives, the Executive Directors have been assessed on the same basis as applies to all employees across the Group using a four-point rating scale reflecting both what has been achieved and how it has been achieved. At the beginning of the year, specific business objectives were determined relating to achievement of the corporate strategy. For 2021, these objectives were Growth, People and Business processes as in 2020. Performance against these business objectives was considered alongside how the Executive Directors performed in respect of our culture pillars of Care, Collaboration and Courage. This includes consideration of performance against sustainability, compliance and quality metrics. Their overall performance has been assessed according to the extent to which the Executive Directors have met the expectations of the Board. The 20% of the Annual Bonus Plan which is attributable to business objectives will be paid out as follows:

Performance	% of base salary
Below expectations	Nil
Partially met expectations	6.4%
In-line with expectations	21.5%
Above expectations	43%

When setting business objectives for the upcoming year, the Board looks not only at the expected financial performance for the year, but also at the actions it expects the Executive Directors to carry out in the year to build a solid foundation for financial performance over the longer term. In reviewing performance against these objectives at the end of the year, the Board is mindful that there is not always a necessary correlation between financial performance and the achievement of business objectives. The table below sets out how the Chair and the Board have assessed how Roland Diggelmann and Anne-Françoise Nesmes have performed against the business objectives of Growth, People and Business Processes.

122	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Roland Diggelmann	Anne-Françoise Nesmes
People

– Achieved against target to continue to embed the culture pillars and purpose to drive engagement, maintaining strong 2020 engagement over the course of a challenging year evidenced by Gallup engagement survey results.

– Partially achieved against target to strengthen ExCo effectiveness and build a high-performance team due to ExCo turnover; successors have been hired or promoted from within.

– Achieved against target to drive increased inclusion and diversity (gender) delivering improvement to gender balance at senior management level.

– Partially achieved against target to develop and retain key talent due to higher attrition.

– Exceeded against target to strengthen finance talent and capabilities in identifying issues, overseeing training and development, improving alignment across functions, sponsoring recognition programme and improving diversity.

– Achieved against target to establish key relationships as new Chief Financial Officer by building strong relationships across Board, ExCo, broader senior leadership team, enterprise and with external stakeholders.

Organisation and Process

– Achieved against target to meet sustainability strategy goals and delivered milestones including roadmap to achieve our carbon reduction target, embedding of sustainability reviews into new product development (NPD) processes, recycling reduction and supply chain assessment.

– Achieved against target to continue to protect the organisation from COVID, through successful management by crisis management teams and the launch of flexible working programme.

– Did not achieve against target to simplify our organisation and end-to-end processes, as Global Operations transformation targets were not fully met, and the remediation of the internal supply chain issues is still underway.

– Achieved against target to uphold the highest standards of quality and compliance with new regulatory and quality strategy deployed successfully.

– Achieved against target to define Group enterprise resource planning and digital strategies for medium to long term, delivering ERP evaluation and workstream to define digital strategy.

– Partially achieved against target to drive system improvement by delivering strengthened financial control systems and finance system roadmap.

– Achieved against target to drive greater accountability and visibility across organisation delivering key planning deliverables and dashboards across commercial, operational and R&D areas of business.

Customer

– Partially achieved against new product development targets, with successful launch of major new products including porous knee and continuation of CORI roll-out but missed overall NPD launch target due to supply chain challenges.

– Partially achieved against target to deliver ASC strategy with programme subsequently refocused under new commercial structure.

– Achieved target to invest in key areas of the business through initiation of new medical education centres in Singapore and Munich.

– Achieved against target to continue successful bolt-on acquisitions, acquiring Extremity Orthopaedics business which has been successfully integrated and grown.

– Exceeded against target to continue successful bolt-on acquisitions, supporting Extremity Orthopaedics integration and successfully partnered with corporate development on M&A strategy.
This resulted in a calculated bonus achievement of 50% of target in respect of Roland Diggelmann’s business objectives.	This resulted in a calculated bonus achievement of 100% of target in respect of Anne-Françoise Nesmes’ business objectives.

Therefore the total amount earned by Executive Directors in 2021 under the Annual Bonus Plan 2021 is:

	Amount earned in respect of financial objectives	Amount earned in respect of business objectives	Total amount earned	Total as percentage of target	Total as percentage of salary
Roland Diggelmann	CHF1,080,586	CHF148,350	CHF1,228,936	83%	89%
Anne-Françoise Nesmes	£454,159	£124,700	£578,859	93%	100%

The Board has reviewed the formulaic calculation of these figures. Whilst we acknowledged that the share price had fallen by 15% during 2021, we also recognised that the Company had delivered close to its financial targets and there had been no reputational risk issues during the year. We therefore determined this fairly represents the performance of the Company and of the Executive Directors during 2021.

50% of the total amount earned will be paid in cash and the remaining 50% will be deferred into shares which will vest after three years.

Smith+Nephew Annual Report 2021	123

Remuneration continued

Remuneration implementation report continued

Annual incentives continued

Annual Bonus Plan 2022

The maximum opportunity under the Annual Bonus Plan for Executive Directors will be 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award will be paid in cash and 50% will be deferred into shares which will vest after three years.

The performance measures and weightings which apply to the Annual Bonus Plan 2022 are as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading margin	40%	12.8%	43%	86%
Business objectives	15%	4.8%	16.125%	32.25%
ESG objectives	5%	1.6%	5.375%	10.75%

For reasons of commercial sensitivity, we are unable to disclose the precise targets for revenue and trading margin for 2022 now, which are both set by reference to our expectations for growth for the year. They will be disclosed retrospectively in the 2022 Annual Report, when performance against those targets are determined.

In determining performance against the business objectives, the Executive Directors will be assessed on the same basis as applies to all employees across the Group using a four-point rating scale reflecting both what has been achieved and how it has been achieved. At the beginning of the year, specific business objectives are determined relating to achievement of the corporate strategy. These objectives will be Growth, People and Business processes as in 2021. Performance against these business objectives will be considered alongside how the Executive Director performed in respect of our culture pillars of Care, Collaboration and Courage. This includes consideration of performance against compliance and quality metrics. Their overall performance will be assessed according to the extent to which the Executive Director has met the expectations of the Board. For 2022 onwards, 15% of the Annual Bonus Plan will be attributable to business objectives.

The remaining 5% of the Annual Bonus Plan will be attributable to Environmental, Social and Governance objectives aligned to the Company’s sustainability strategy and the Executive Director’s area of responsibility.

The Annual Bonus Plan attributable to business objectives and ESG objectives will be paid out as follows:

Performance	% of base salary
Below expectations	Nil
Partially met expectations	6.4%
In-line with expectations	21.5%
Above expectations	43%

Long-term incentives

Performance Share Programme

Performance Share Programme 2019

Since the end of the year, the Committee has reviewed the vesting of conditional awards made to former Executive Directors in 2019 under the Performance Share Programme. Neither of the existing Executive Directors were employed as Executive Directors when the awards were made in 2019. Vesting of the conditional awards made in 2019 was subject to performance against four equally weighted performance measures – TSR, global revenue growth, cumulative free cash flow and return on invested capital – measured over a three-year period commencing 1 January 2019.

TSR performance 25% of the award was based on the Company’s TSR performance relative to two equally weighted peer groups against which the Company’s TSR performance was measured as follows:

–  A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising medical devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). The Company’s was TSR was -2.4% against a median TSR for the peer group of 88.2%. Therefore there was 0% payout against this element.

–  FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in. The Company’s TSR was -2.4% against a median TSR for the peer group of 24.9%. There was therefore a 0% payout against this element.

124	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

This part of the award therefore vested at 0% out of the 25% target.

Global revenue growth 25% of the award was based on global revenue growth. The threshold set in 2019 was $15,157 million with a target of $15,577 million. Over the three-year period, the adjusted revenues in global revenue growth were $14,202 million. These adjustments include translational foreign exchange and Board-approved M&A.

This part of the award therefore vested at 0% out of the 25% target.

Cumulative free cash flow performance. 25% of the award was based on cumulative cash flow performance, The target set in 2019 was $2,210 million with maximum at $2,497 million. Over the three-year period, the adjusted cumulative free cash flow was $1,680 million which was below threshold. These adjustments include items such as Board-approved mergers and acquisitions, restructuring programmes and translational foreign exchange.

This part of the award therefore vested at 0% out of the 25% target.

Return on invested capital (ROIC) 25% of the award was based on return on invested capital defined as follows:

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

The target set in 2019 was an average over three years of 13.1% with maximum at 14.3%. The adjusted average ROIC measurement for the three years was 9.4% which was below threshold. These adjustments include Board-approved mergers and acquisitions.

This part of the award therefore vested at 0% of the 25% target.

In summary, the Performance Share Programme award made in 2019 vested at 0% of target as follows:

	Threshold	Target	Maximum	Actual	Percentage Vesting
TSR	Median	–	Upper Quartile	Below Median	0%
Global revenue growth	$15,157m	$15,577m	$15,997m	$14,202m	0%
Cumulative free cash flow	$1,923m	$2,210m	$2,497m	$1,680m	0%
Return on invested capital	11.8%	13.1%	14.3%	9.4%	0%

Neither of the existing Executive Directors were employed as Executive Directors when the awards were made in 2019.

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered whether discretion should be applied to override these formulaic outcomes and concluded that the monetary outcomes were aligned with the financial performance of the Company during the performance period and the intention of the Remuneration Policy.

Performance Share Programme 2021

In accordance with the Remuneration Policy approved by shareholders at the Annual General Meeting held on 9 April 2020, performance share awards were granted to the Executive Directors under the Global Share Plan 2020 to a maximum value of 275% of salary (137.5% for target performance) measured over the three financial years commencing 1 January 2021 against four equally weighted performance measures: Indexed TSR, return on invested capital, Global revenue growth and cumulative free cash flow. The performance conditions for these awards were determined in April 2021 and the awards were made in May 2021, as due to the uncertainty caused by the pandemic it was not possible at an earlier stage to determine the impact COVID would have on the business between 2021 and 2023. The maximum payout under each element will only be for significant outperformance. On vesting, sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years.

Smith+Nephew Annual Report 2021	125

Remuneration continued

Remuneration implementation report continued

Long-term incentives continued

Performance Share Programme continued

TSR performance 25% of the award is based on the Company’s TSR performance measured against two equally weighted peer groups as defined for the awards made in 2019.

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

Global revenue growth 25% of the award is based on global revenue growth against the following targets:

Revenue growth over three-year period commencing 1 January 2021	Award vesting as % of salary
Below threshold	Nil
Threshold (–8% of target)	17.2%
Target – set by reference to our expectations	34.4%
Maximum or above (+8% of target)	68.8%

It is not possible to disclose precise targets for sales growth as this will give commercially sensitive information to our competitors concerning our growth plans and is potentially price-sensitive information. This target, however, will be disclosed in the 2023 Annual Report, when the Committee will discuss performance against the target. The maximum has been set significantly above target reflecting the increased maximum opportunity for outperformance.

Return on invested capital (ROIC) 25% of the award is based on ROIC, as defined below:

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

The targets are:

ROIC (Year 3)	Award vesting as % of salary
Below Threshold 9.8%	Nil
Threshold 9.8% (–2% of target)	17.2%
Target 11.8%	34.4%
Maximum or above 13.8% (+2% of target)	68.8%

Awards will vest on a straight-line basis between these points.

Cumulative free cash flow 25% of the award is based on cumulative cash flow performance defined for the awards made in 2019, with the following targets:

Cumulative free cash flow	Award vesting as % of salary
Below $1,370m	Nil
$1,370m (–20% of target)	17.2%
$1,712m	34.4%
$2,054m or more (+20% of target)	68.8%

The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

126	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Performance Share Programme 2022

In early 2022, the Remuneration Committee considered the performance framework and determined the targets for the Performance Share Programme awards due to be made in 2022. It was agreed that performance would be measured under the same four equally weighted performance measures which applied in 2021 – indexed TSR, global revenue growth, ROIC and cumulative free cash flow. However, the Committee considers that with COVID continuing to cause significant disruption and uncertainty to our business forecasts, it is impractical at this time to set meaningful and robust performance targets until there is more clarity externally. The risk of setting targets which, with subsequent hindsight, are either unrealistic or insufficiently stretching is material. Therefore, the Committee will delay granting the 2022 Performance Share Awards until May 2022, so that we can have a much clearer understanding of how COVID is likely to impact our business over 2022-2024, This will enable a more rigorous target-setting process to be performed. The targets for ROIC and Cumulative Free Cash Flow will be disclosed at the time the awards are made.

TSR performance 25% of the award will be based on the Company’s TSR performance, measured against the same peer groups as the awards made in 2021.

Revenue growth 25% of the award will be based on global revenue growth. It is not possible to disclose precise revenue targets at the time of the grant, as this would give commercially sensitive information to our competitors concerning our growth plans and would be potentially price-sensitive.

ROIC 25% of the award will be based on ROIC as defined for the awards made in 2021.

Cumulative free cash flow 25% of the award will be based on cumulative cash flow as defined for the awards made in 2021.

Details of outstanding awards made under the Performance Share Programme

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2020. The performance conditions and performance periods applying to these awards are detailed below:

	Date granted	Number of ordinary shares under award at maximum	Date of vesting
Roland Diggelmann	21 May 2020	193,072	21 May 2023
	21 May 2021	192,348	21 May 2024
Anne-Françoise Nesmes	21 December 2020	42,726	21 December 2023
	21 May 2021	102,936	21 May 2024

Summary of scheme interests awarded during the financial year

	Roland Diggelmann		Anne-Françoise Nesmes
Director	Number of shares	Face value	Number of shares	Face value
Performance Share Programme award at maximum (see pages 125-126)	192,348	£2,980,432.26	102,936	£1,594,993.32
Options under Employee ShareSave plans[1]	109	£1,209.90	1,621	£17,993.10

1  The ShareSave options will mature and become exercisable after a period of three years assuming all required saving contributions are made.

See Policy Table contained within the Annual Report 2020 on pages 128-137 on our website at www.smith-nephew.com for details of how the above plans operate. Following approval of the 2020 Remuneration Policy, no Annual Equity Incentive Programme awards were granted during 2021. The number of shares is calculated using the closing share price on the day before grant, which for the Performance Share Programme award granted on 21 May 2021 was 1,549.5p. The ShareSave options granted on 14 September 2021 were based on a discounted option price of 1,110.0p, calculated as being a 20% discount of the average of the closing share price over the three business days preceding the plan invitation date (19 August 2021).

Smith+Nephew Annual Report 2021	127

Remuneration continued

Remuneration implementation report continued

Single total figure on remuneration

Chair and Non-Executive Directors

	Basic annual fee[1]		Committee Chair/ Senior Independent Director fee		Intercontinental travel fee			Total
Director	2021	2020	2021	2020	2021	2020	2021	2020
Roberto Quarta	£428,645	£427,069	–	–	–	–	£428,645	£427,069
Virginia Bottomley[2]	£18,173	£69,500	–	–	–	–	£18,173	£69,500
Erik Engstrom	£69,500	£69,500	–	–	–	–	£69,500	£69,500
Robin Freestone	£69,500	£69,500	£20,000	£20,000	–	–	£89,500	£89,500
John Ma3	$113,472	–	–	–	–	–	$113,472	–
Katarzyna Mazur-Hofsaess	£69,500	£10,500	–	–	–	–	£69,500	£10,500
Rick Medlock	£69,500	£52,377	£20,000	£6,667	–	–	£89,500	£59,044
Marc Owen	$129,780	$129,780	$35,000	$35,000	$7,000	$7,000	$171,780	$171,780
Angie Risley	£69,500	£69,500	£20,000	£20,000	–	–	£89,500	£89,500
Bob White	$129,780	$89,780	–	–	–	–	$129,780	$89,780

1  The basic annual fee includes shares purchased for the Chair and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table below.

2  Virginia Bottomley retired as a Non-Executive Director with effect from 14 April 2021.

3  John Ma was appointed as a Non-Executive Director with effect from 17 February 2021.

Chair and Non-Executive Director fees

In February 2022 the Committee reviewed the fees paid to the Chair and determined that with effect from 1 April 2022 the fees paid will remain unchanged:

Annual fee paid to the Chair	£428,645 of which £107,161 paid in shares
Annual fee paid to Non-Executive Directors	£69,500 of which £6,500 paid in shares or $129,780 of which $9,780 paid in shares
Intercontinental travel fee (per meeting)	£3,500 or $7,000
Fee for Senior Independent Director and Committee Chair	£20,000 or $35,000

Payments made to former Directors

No payments were made to former Directors in 2021.

Payments made to Roland Diggelmann since year end

Since the year end, we reached a mutual agreement with Roland Diggelmann that he would cease to be Chief Executive Officer and a member of the Board on 31 March 2022. In accordance with his employment agreement and with the Remuneration Policy approved by shareholders on 9 April 2020, Roland Diggelmann will continue to receive his base salary of CHF1,380,000, pension payments and benefits up to 28 February 2023. Such payments will cease or be reduced should Roland Diggelmann take an alternative remunerated role elsewhere.

Roland Diggelmann will receive a cash payment of CHF614,468 and a deferred share award worth (at grant) CHF614,468 in respect of his annual bonus relating to his service during 2021, as disclosed on pages 122–123. The deferred share award will vest on the third anniversary of the date of grant. Roland will participate in the Annual Bonus Plan 2022 in respect of his service during 2022 from 1 January 2022 to 31 March 2022. Subject to the performance of the Company, this bonus will be paid in March 2023 – 50% in the form of cash and 50% as a deferred share award which will vest after three years in line with the Remuneration Policy.

Roland Diggelmann holds awards (in aggregate) over 385,420 shares under the Performance Share Programme. These shares will be pro-rated to his date of leaving and vest subject to achievement of the relevant performance conditions, tested at the normal time. He will not receive a performance-related share award in 2022. The maximum number of shares which could vest will be 191,050 exclusive of dividend equivalents.

Roland Diggelmann is required to comply with the non-compete and non-solicitation clauses in his employment agreement for a period of 12 months up to 28 February 2023.

128	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Remuneration arrangements agreed with Deepak Nath since year end

Deepak Nath will join the Company as Chief Executive Officer and a member of the Board on 1 April 2022. Deepak Nath will be paid in accordance with the Remuneration Policy approved by shareholders on 9 April 2020.

Deepak Nath will receive a base salary of $1,475,000 per annum and will participate in the Annual Bonus Plan and Performance Share Programme, in accordance with the Remuneration Policy. The Company will pay pension contributions reflecting average pension payments for the wider US workforce (currently 7.5% of salary per annum). He will also receive standard benefits, which are not materially different in nature or value relative to those received by Roland Diggelmann.

His notice period will be six months from him and 12 months from the Company.

Deepak Nath will also receive buy-out awards in respect of outstanding incentives he will forfeit on leaving his former company. All awards have been provided on a like-for-like basis in terms of the value provided and their performance and/or vesting periods. There has been no acceleration of any awards and the performance-based awards have not been replaced with a non-performance based award. Further details are provided below:

– An amount of up to $800,000 will be paid in cash in November 2022 in respect of his forfeited 2022 cash bonus, subject to the Committee’s assessment of the targets attached to the cash bonus forfeited at his previous company.

– Deepak Nath held various performance-based share awards under arrangements made with his former employer, with an aggregate face value of €5,258,828 ($5,990,331) as at 11 February 2022. These will be replaced with awards over Smith+Nephew shares of an equivalent face value (calculated at the time that the replacement awards are granted). These awards will be capable of vesting at varying dates between 2022 and 2025 (fully aligned with their original vesting dates), subject to meeting the original performance conditions and continued employment.

– Deepak Nath also held various restricted share awards under arrangements made with his former employer, with an aggregate face value of €2,242,322 ($2,554,229) as at 11 February 2022. These will be replaced with awards over Smith+Nephew shares of an equivalent face value (calculated at the time that the replacement awards are granted), which will vest on their original vesting dates subject to continued employment.

– No buy-out will be provided in respect of Deepak Nath’s long-term incentive award granted in November 2021 by his former employer.

The number and structure of certain of these awards (Deepak’s performance share awards at his former employer vested over a four-year period) meant that it was not possible to provide compensation for these forfeited awards under the Company’s Global Share Plan. Therefore, these awards will be granted under a one-off buy-out award agreement in accordance with Listing Rule 9.4.2(2). It is intended that the buy-out agreement will be executed as soon as reasonably practicable after Deepak becomes an employee of the Company. No shares may be issued in connection with the buy-out agreement so shareholders’ existing holdings will not be diluted by the grant of these awards.

Malus and clawback may apply to the awards in the event of a significant adverse change in the financial performance or reputation of the Company, including corporate failure, or a significant loss by the Company in connection with Deepak’s conduct and/or Deepak’s performance or misconduct. Clawback may take place up to three years from the vesting of an award.

If Deepak leaves, any unvested awards will normally lapse. However, if he leaves because of his ill-health, injury or disability, the sale of his employing company or business out of the Group, redundancy, the Company terminating his employment other than in the event of summary dismissal or in such circumstances as the Committee will determine, his awards will not lapse. Performance-related awards will vest following the end of the relevant performance period (to the extent that the relevant performance conditions have been satisfied) and the restricted share awards will normally vest at the time Deepak leaves the Group. If Deepak dies in service, all awards will vest at the time of his death (in the case of the performance-related awards, to the extent the Committee determines the performance conditions have been satisfied).

In the event of a change of control of the Company, these awards will vest early (in the case of the performance-related awards, to the extent the Committee determines that the performance conditions have been satisfied), unless the Committee and the acquiring company agree that the awards will be rolled over into equivalent awards in the acquiring company. In the event that there is a demerger or other corporate event that will affect the value of the awards, the Committee may determine that the awards will vest on the same basis as for a change of control.

If there is a variation in the Company’s share capital, a demerger or other corporate event that will affect the value of the awards, the awards will be adjusted in the same way as awards held by executive directors under the Performance Share Programme. If any changes are subsequently made to the buy-out agreement, any changes proposed to the advantage of Deepak will be subject to the same prior shareholder approval requirements as awards granted under the Company’s Performance Share Programme. Awards granted under this agreement are not pensionable and transferable.

Deepak will not be expected to retain shares acquired under the awards post vesting in order to comply with his share ownership guideline.

Details of the awards granted under the buy-out agreement will be announced at the time of grant and included in the Company’s Directors’ Remuneration report for the 2022 financial year.

Smith+Nephew Annual Report 2021	129

Remuneration continued

Remuneration implementation report continued

Service contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 135 of the Policy Report contained within the Annual Report 2020.

Outside directorships

Roland Diggelmann was a Non-Executive Director of Accelerate Diagnostics Inc until 7 May 2021. His remuneration for this role was paid entirely in stock options, with his last stock option of 13,779 shares having been granted on 1 April 2020. These stock options vested and became exercisable in 12 equal monthly instalments from 1 May 2020 at an option price of $8.33 and four monthly instalments vested in 2021. Roland was appointed a Non-Executive Director of Sonova Holding AG on 15 June 2021 and has not yet received any fees in respect of this appointment during 2021.

Anne-Françoise Nesmes is a Non-Executive Director of Compass Group plc and received £115,624.97 in respect of this appointment during 2021.

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Roland Diggelmann				Anne-Françoise Nesmes
	1 January 2021	31 December 2021	11 February 2022[1]		1 January 2021	31 December 2021	11 February 2022[1]
Ordinary shares	18,207	18,207	18,207	[2]	–	–	–
Share options	2,425	2,534	2,534		–	1,621	1,621
Performance Share Programme awards[3]	193,072	385,420	385,420		42,726	145,662	145,662

1	The latest practicable date for this Annual Report.
2	The ordinary shares held by Roland Diggelmann on 11 February 2022 represent 20.28% of his base annual salary.
3	These share awards are subject to further performance conditions before they may vest, as detailed on page 125–126.

The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company.

Beneficial interests of the Chair and Non-Executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2021 (or date of appointment if later)	31 December 2021 (or date of retirement if earlier)	11 February 2022[1]	Shareholding as % of annual fee[2,3]
Roberto Quarta[4]	63,319	67,468	67,468	191.24
Virginia Bottomley[5]	19,546	19,546	N/A	N/A
Roland Diggelmann	18,207	18,207	18,207	20.28
Erik Engstrom	16,200	16,442	16,442	289.10
Robin Freestone	16,178	16,420	16,420	288.71
Jo Hallas[7]	N/A	N/A	–	–
John Ma4,6	–	296	296	3.72
Katarzyna Mazur-Hofsaess	–	366	366	6.44
Rick Medlock	249	3,264	3,264	57.39
Anne-Françoise Nesmes	–	–	–	–
Marc Owen[4]	7,786	8,072	8,072	101.51
Angie Risley	4,769	5,011	5,011	88.11
Bob White[4]	6,270	6,656	6,656	83.70

1	The latest practicable date for this Annual Report.
2	Calculated using the closing share price of 12.20p per ordinary share and $32.64 per ADS on 11 February 2022, and an exchange rate of £1:$1.3573.
3

All Non-Executive Directors in office since 1 January 2020 held the required shareholding during the year. Due to their length of service some Non-Executive Directors have not met their shareholding requirements, but this will continue to be monitored in accordance with the Remuneration Policy.

4	Roberto Quarta, John Ma, Marc Owen and Bob White hold some of their shares in the form of ADS.
5	Virginia Bottomley retired from the Board as a Non-Executive Director with effect from 14 April 2021.
6	John Ma was appointed Non-Executive Director with effect from 17 February 2021.
7	Jo Hallas was appointed Non-Executive Director with effect from 1 February 2022.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

130	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Chief Executive Officer remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2020 and 2021 compared to that of employees generally was as follows:

	Base salary % change 2021	Benefits % change 2021	Annual cash bonus % change 2021
Chief Executive Officer	0%	0%	N/A1
Chief Financial Officer	0%	0%	N/A1
Non-Executive Directors[2]	0%	N/A	N/A
Average for all employees	1.64%	N/A	N/A

1	The percentage increase in bonus is not applicable as nil bonus was paid in 2020.
2	There was no change to the fees paid to Non-Executive Directors during 2021.

The average cost of wages and salaries for employees generally increased by 11.45% in 2021 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

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

–   Executive Directors participate in benefits plans and arrangements comparable to benefits paid to other senior executives in the relevant geography. Executive Directors participate in the same senior executive incentive plans (currently the Annual Bonus Plan and the Performance Share Programme) as other Executive Officers and senior executives. The level of award reflects the differing seniority of participants and the market where the Executive is located. Performance conditions for the Performance Share Programme are the same for Executive Directors and Executive Officers. Executives, however, have only three measures with no reference to ROIC. For the Annual Bonus Plan (ABP) Performance Measures apply to all Executives consistently, however, weighting between Financials and Non-Financials differs based on the position.

Smith+Nephew Annual Report 2021	131

Remuneration continued

Remuneration implementation report continued

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

Option A calculates pay for all employees on the same basis as the single figure for remuneration calculated for Executive Directors. The period for which the employee pay has been calculated under Option A is the calendar year 2021. Figures are calculated by reference to 31 December 2021 using actual pay data from 1 January 2021 to 31 December 2021. The single figure for remuneration for each employee includes earned salary, annual incentive, allowance, pension and benefits for 2021. Part-time employees have been excluded for the purpose of calculations.

Comparisons have been made with employees at median (P50), lower (P25) and upper (P75) quartiles. We have used the actual salaries paid to our employees in the UK. The values were listed lowest to highest and three percentiles were identified. We are confident this methodology gives us the most reflective pay at the median. The Committee is satisﬁed that the individuals identiﬁed in the employee comparison group appropriately reﬂect the employee pay proﬁle at those quartiles, and that the overall picture presented by the ratios is consistent with our pay, reward and progression policies for UK employees.

The table below sets out the ratio at the median, lower and upper quartiles:

Year	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
2019	116:1	81:1	51:1
2020	42:1	29:1	19:1
2021	71:1	49:1	32:1

In 2021 the ratio increased mainly due to the impact on bonuses during 2020 due to COVID.

The table below provides the total pay figure used for each quartile employee, and the salary component within this.

Component	CEO[1]	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
Salary	$1,509,582	$41,542	$63,469	$80,939
Total pay	$3,102,426	$43,790	$63,904	$96,134

1 Roland Diggelmann is paid in Swiss Francs and this figure was converted into US Dollars for comparative reasons using CHF to US$1.0939.

Relative importance of spend on pay

When considering remuneration arrangements for our Executive Directors and employees as a whole, the Committee also takes into account the overall profitability of the Company and the amounts spent elsewhere, particularly in returning profits to shareholders in the form of dividends and share buy-backs.

The following table sets out the total amounts spent in 2021 and 2020 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2021	For the year to 31 December 2020	% change
Attributable profit for the year	$524m	$448m	17%
Dividends paid during the year	$329m	$328m	0%
Share buy-back[1]	$0m	$16m	-100%
Total Group spend on remuneration	$1,562m	$1,392m	12%

1  Shares are bought in the market in respect of shares issued as part of the executive and employee share plans. The share buy-back programme for 2020 and 2021 has been suspended in light of the COVID pandemic. On 16 December 2021, we announced a commitment to return surplus capital to shareholders through a regular annual share buy-back; expected to be in the range of $250–300 million in 2022.

132	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index is shown below in accordance with Schedule 8 to the Regulations.

As we also compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 124), when considering TSR performance in the context of the Global Share Plan 2010 and Global Share Plan 2020, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Smith+Nephew Annual Report 2021	133

Remuneration continued

Remuneration implementation report continued

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous 10 years:

					Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer	Single figure of total remuneration $	Annual Cash Incentive payout against maximum %		Performance shares %	Options %
2021	Roland Diggelmann	$3,102,426	41		–	–
2020	Roland Diggelmann	$1,697,773	0	[5]	–	–
2019	Roland Diggelmann[1]	$265,814	–		–	–
2019	Namal Nawana[2]	$4,489,374	71	[4]	–	–
2018	Namal Nawana	$2,883,632	69		–	–
2018	Olivier Bohuon[3]	$2,383,582	63		46.5	–
2017	Olivier Bohuon	$5,116,689	61		54	–
2016	Olivier Bohuon	$3,332,850	30		8	–
2015	Olivier Bohuon	$5,342,377	75		33.5	–
2014	Olivier Bohuon	$6,785,121	43		57	–
2013	Olivier Bohuon	$4,692,858	84		0	–
2012	Olivier Bohuon	$4,956,771	84		–	–

1	Appointed Chief Executive Officer on 1 November 2019.
2	Appointed Chief Executive Officer on 7 May 2018 and resigned on 31 October 2019.
3	Retired as Chief Executive Officer on 7 May 2018.
4	Calculated as 106.7% for Namal Nawana (disclosed on page 108 of the Company’s Annual Report for the year ended 31 December 2019), divided by the maximum potential payout of 150%.
5	Due to the impact of COVID upon the Chief Executive Officer’s financial targets, a cash award of 0% was achieved.

Gender pay ratio

In 2021, the Committee reviewed our UK gender pay ratio. It was noted that today our gender pay gap is greater than we would like it to be, but we have seen an improvement in our mean pay gap in the UK. The mean pay gap has reduced from 22% in 2020 to 20% in 2021 and the median pay gap has increased from 16% to 17% for the same period. We shall continue to review these figures.

Shareholding requirements

The Chief Executive Officer is required to hold three times his salary in the form of shares and the Chief Financial Officer is required to hold two times her salary. Executive Directors have five years from their appointment within which to meet that holding requirement. Due to the tenure of the Executive Directors, neither have met their shareholding requirements, but this will continue to be monitored in accordance with the Remuneration Policy.

Post cessation shareholding requirements

In addition, Executive Directors are expected to hold vested shares for up to two years post-vesting of the Performance Share Programme and Deferred Bonus awards. They are expected to hold up to their shareholding requirement only. These shares are held in the Vested Share Account provided by the Company’s share plan administrator.

Statement of voting at Annual General Meeting

At the Annual General Meeting held on 14 April 2021, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Report are noted below. In addition, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Policy, which was last approved by shareholders on 9 April 2020 are noted below:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’ Remuneration report (excluding policy)	662,280,244	99.46	3,589,474	0.54	665,869,718	1,512,622
Approval of the Directors’ Remuneration Policy at the 2020 Annual General Meeting	676,749,445	97.71	15,843,720	2.29	692,593,165	352,762

134	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Senior management remuneration

The Group’s administrative, supervisory and management body (senior management) comprises for US reporting purposes, Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 75-83.

Compensation paid to senior management in respect of 2019, 2020 and 2021 was as follows:

	2021	2020	2019
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$15,795,000	$12,369,000	$17,020,000
Total compensation for loss of office	–	–	$5,559,000
Aggregate amounts provided for under supplementary schemes	$1,454,000	$1,753,000	$1,564,000

As at 11 February 2022, senior management owned 383,714 shares and 6,133 ADSs, constituting less than 0.045% of the share capital of the Company. For this purpose, the Group is defined as the Executive Directors, members of the Executive Committee, including the Company Secretary and their Persons Closely Associated. Details of share awards granted during the year and held as at 11 February 2022 by members of senior management are as follows:

	Share awards granted during the year	Total share awards held as at 11 February 2022
Equity Incentive Programme awards	180,200	196,726
Performance Share Programme awards at maximum	1,115,640	1,427,184
Performance Share Programme – Supplementary awards	150,290	82,966
Conditional Share Awards under the Global Share Plan 2020	79,779	167,740
Options under Employee ShareSave plans	2,540	5,635

The Smith+Nephew Employee Share Trust

Note 19.2 of these accounts states the movement in Treasury Shares and the Trust during 2021. No more shares are held within the Trust than are required for the next six months of anticipated vestings. Any unvested shares held in the Trust are not voted upon at shareholder meetings. No more than 5% of the issued share capital at 31 December 2021 is held within the Trust. At 31 December 2021 shares were held in the Trust representing 0.18% of the issued share capital.

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

Over the previous 10 years (2012 to 2021), the number of new shares issued under our share plans has been as follows:

All-employee share plans	7,644,197 (0.87% of issued share capital as at 11 February 2022)
Discretionary share plans	25,432,263 (2.89% of issued share capital as at 11 February 2022)

By order of the Board, on 22 February 2022

Angie Risley

Chair of the Remuneration Committee

Smith+Nephew Annual Report 2021	135

Accounts

Statement of Directors’ responsibilities	137
Report of Independent Registered Public Accounting Firm	138
Group financial statements	146
Notes to the Group accounts	150
Company financial statements	203
Notes to the Company accounts	205

136	Smith+Nephew Annual Report 2021

Strateic report
Governance
Accounts
Other information

Statement of Directors’ responsibilities in respect
of the Annual Report and Financial Statements

- - -	- -	- -

The Directors are responsible for preparing the Annual Report and Form 20-F and the Group and Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the Parent Company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework. In addition the Directors have also chosen to prepare the Group financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

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
-
for the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards and IFRS as issued by the IASB;

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

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises pages 1-70.

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 1-135 and 222-238, was approved by the Board and signed on its behalf.

We consider the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the Board, on 22 February 2022

Susan Swabey

Company Secretary

Smith+Nephew Annual Report 2021	137

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Smith & Nephew plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group balance sheets of Smith & Nephew plc and subsidiaries (the “Group”) as of 31 December 2021 and 2020, the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the years in the three-year period ended 31 December 2021, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

138	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Provision for metal-on-metal hip products

As discussed in Note 17 to the consolidated financial statements, the Group holds a provision of $289 million in respect of potential liabilities arising from the ongoing exposure to legal claims for metal-on-metal hip products. The estimate for this provision requires the Group to use an actuarial model and make a number of key assumptions relating to the number of claimants and settlement outcome.

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

Provision for excess and obsolescence (E&O) for Orthopaedics inventory

As discussed in Note 12 to the consolidated financial statements, the Group has high levels of Orthopaedics inventory that is available for customers’ immediate use. Complete sets of products including large and small sizes of inventory (which are used less frequently) have to be available to customers at their premises. An assessment is made by the Group to identify excess or obsolete inventory. As a result, the Group has recognised a provision for excess and obsolete inventory (E&O provision) for Orthopaedics which is approximately 80% of the total E&O provision. As discussed in Note 12 to the consolidated financial statements, the Group’s total E&O provision is $430 million. The key input into this provision is the estimate of the future utilisation of inventory on hand which is based on assumptions of historical sales of inventory adjusted for other internal or external factors such as effectiveness of inventory deployment, length of product lives and planned phase out of product which may impact the demand for the product.

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

—    Control testing: We evaluated the design and tested the operating effectiveness of the internal control over the Group’s process for assessing the E&O provision, specifically the Group’s control over the key assumptions used to determine expected future utilisation of Orthopaedics inventory.

—    Test of detail: We assessed and challenged the key assumptions, listed above, used to determine the E&O provision through a combination of interviews of finance and operations personnel and inspection of internal budgets, including a selection of product plans to assess the impact of plans for phasing out product lines on future utilisation of Orthopaedics inventory.

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

London, United Kingdom

22 February 2022

PCAOB ID 1118

Smith+Nephew Annual Report 2021	139

THIS PAGE LEFT INTENTIONALLY BLANK

140	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2021	141

THIS PAGE LEFT INTENTIONALLY BLANK

142	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2021	143

THIS PAGE LEFT INTENTIONALLY BLANK

144	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2021	145

Group financial statements

Group income statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2021	2020	2019
	Notes	$ million	$ million	$ million
Revenue	2	5,212	4,560	5,138
Cost of goods sold		(1,543)	(1,396)	(1,338)
Gross profit		3,669	3,164	3,800
Selling, general and administrative expenses	3	(2,720)	(2,562)	(2,693)
Research and development expenses	3	(356)	(307)	(292)
Operating profit	2 & 3	593	295	815
Interest income	4	6	6	10
Interest expense	4	(80)	(62)	(65)
Other finance costs	4	(17)	(7)	(18)
Share of results of associates	11	9	14	1
Gain on disposal of interest in associate	11	75	–	–
Profit before taxation		586	246	743
Taxation	5	(62)	202	(143)
Attributable profit for the year[1]		524	448	600
Earnings per ordinary share[1]	6
Basic		59.8¢	51.3¢	68.6¢
Diluted		59.7¢	51.2¢	68.4¢

Group statement of comprehensive income

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2021	2020	2019
	Notes	$ million	$ million	$ million
Attributable profit for the year[1]		524	448	600
Other comprehensive income:
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	18	79	10	(14)
Taxation on other comprehensive income	5	(22)	(4)	2
Total items that will not be reclassified to income statement		57	6	(12)

Items that may be reclassified subsequently to income statement
Cash flow hedges – forward foreign exchange contracts
Gains/(losses) arising in the year		34	(24)	14
Losses/(gains) transferred to inventories for the year		7	(6)	(19)
Exchange differences on translation of foreign operations		(53)	21	21
Taxation on other comprehensive income	5	(5)	4	–
Total items that may be reclassified subsequently to income statement		(17)	(5)	16
Other comprehensive income for the year, net of taxation		40	1	4
Total comprehensive income for the year[1]		564	449	604

1	Attributable to equity holders of the Company and wholly derived from continuing operations.

  The Notes on pages 150–202 are an integral part of these accounts.

146	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Group balance sheet

		At	At
		31 December	31 December
		2021	2020
	Notes	$ million	$ million
Assets
Non-current assets
Property, plant and equipment	7	1,513	1,449
Goodwill	8	2,989	2,928
Intangible assets	9	1,398	1,486
Investments	10	10	9
Investments in associates	11	188	108
Other non-current assets	13	15	33
Retirement benefit assets	18	182	133
Deferred tax assets	5	201	202
		6,496	6,348
Current assets
Inventories	12	1,844	1,691
Trade and other receivables	13	1,184	1,116
Current tax receivable		106	95
Cash at bank	15	1,290	1,762
		4,424	4,664
Total assets		10,920	11,012

Equity and liabilities
Equity attributable to owners of the Company
Share capital	19	177	177
Share premium		614	612
Capital redemption reserve		18	18
Treasury shares	19	(120)	(157)
Other reserves		(346)	(329)
Retained earnings		5,225	4,958
Total equity		5,568	5,279
Non-current liabilities
Long-term borrowings and lease liabilities	15	2,848	3,353
Retirement benefit obligations	18	127	163
Other payables	14	67	94
Provisions	17	35	294
Deferred tax liabilities	5	144	141
		3,221	4,045
Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	15	491	337
Trade and other payables	14	1,096	1,022
Provisions	17	322	123
Current tax payable		222	206
		2,131	1,688
Total liabilities		5,352	5,733
Total equity and liabilities		10,920	11,012

The accounts were approved by the Board and authorised for issue on 22 February 2022 and are signed on its behalf by:

Roberto Quarta	Roland Diggelmann	Anne-Françoise Nesmes
Chair	Chief Executive Officer	Chief Financial Officer

  The Notes on pages 150–202 are an integral part of these accounts.

Smith+Nephew Annual Report 2021	147

Group financial statements continued

Group cash flow statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2021	2020	2019
	Notes	$ million	$ million	$ million
Cash flows from operating activities
Profit before taxation		586	246	743
Net interest expense	4	74	56	55
Depreciation, amortisation and impairment		567	562	502
Loss on disposal of property, plant and equipment and software		14	34	16
Share-based payments expense (equity-settled)	22	41	26	32
Share of results of associates	11	(9)	(14)	(1)
Gain on disposal of interest in associate	11	(75)	–	–
Net movement in post-retirement benefit obligations		–	1	(4)
Increase in inventories		(151)	(45)	(204)
(Increase)/decrease in trade and other receivables		(81)	209	30
Increase/(decrease) in trade and other payables and provisions		82	(103)	201
Cash generated from operations[1]		1,048	972	1,370
Interest received		6	2	4
Interest paid		(80)	(61)	(56)
Income taxes (paid)/refunded		(97)	22	(150)
Net cash inflow from operating activities		877	935	1,168
Cash flows from investing activities
Acquisitions, net of cash acquired		(285)	(170)	(869)
Capital expenditure		(408)	(443)	(408)
Net (purchase)/proceeds from sale of investments		(2)	(2)	23
Distribution from associate	11	4	9	3
Net cash used in investing activities		(691)	(606)	(1,251)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		2	2	2
Purchase of own shares		–	(16)	(63)
Payment of capital element of lease liabilities	20	(59)	(55)	(46)
Settlement of borrowings due within one year	20	(267)	(5)	(125)
Proceeds from borrowings due after one year	20	–	1,950	1,290
Settlement of borrowings due after one year	20	–	(400)	(740)
Proceeds from own shares		12	9	9
Settlement of currency swaps	20	(4)	7	(2)
Equity dividends paid	19	(329)	(328)	(318)
Net cash (used in)/from financing activities		(645)	1,164	7
Net (decrease)/increase in cash and cash equivalents		(459)	1,493	(76)
Cash and cash equivalents at beginning of year	20	1,751	257	333
Exchange adjustments	20	(7)	1	–
Cash and cash equivalents at end of year[2]		1,285	1,751	257

1	Includes $108m (2020: $117m, 2019: $123m) of outgoings on restructuring and rationalisation expenses, $28m (2020: $24m, 2019: $36m) of outgoings on acquisition and disposal related items and $111m outflow (2020: $75m outflow, 2019: $105m inflow) of legal and other items.
2	Cash and cash equivalents is net of bank overdrafts of $5m (2020: $11m, 2019: $20m).

The Notes on pages 150–202 are an integral part of these accounts.

148	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Group statement of changes in equity

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares[2]	reserves[3]	earnings[4]	equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2018	177	608	18	(214)	(340)	4,625	4,874
Attributable profit for the year[1]	–	–	–	–	–	600	600
Other comprehensive expense	–	–	–	–	16	(12)	4
Equity dividends declared and paid	–	–	–	–	–	(318)	(318)
Share-based payments recognised	–	–	–	–	–	32	32
Taxation on share-based payments	–	–	–	–	–	1	1
Purchase of own shares	–	–	–	(63)	–	–	(63)
Cost of shares transferred to beneficiaries	–	–	–	38	–	(29)	9
Cancellation of treasury shares	–	–	–	50	–	(50)	–
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2019	177	610	18	(189)	(324)	4,849	5,141
Attributable profit for the year[1]	–	–	–	–	–	448	448
Other comprehensive income	–	–	–	–	(5)	6	1
Equity dividends declared and paid	–	–	–	–	–	(328)	(328)
Share-based payments recognised	–	–	–	–	–	26	26
Taxation on share-based payments	–	–	–	–	–	(4)	(4)
Purchase of own shares	–	–	–	(16)	–	–	(16)
Cost of shares transferred to beneficiaries	–	–	–	37	–	(28)	9
Cancellation of treasury shares	–	–	–	11	–	(11)	–
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2020	177	612	18	(157)	(329)	4,958	5,279
Attributable profit for the year[1]	–	–	–	–	–	524	524
Other comprehensive income	–	–	–	–	(17)	57	40
Equity dividends declared and paid	–	–	–	–	–	(329)	(329)
Share-based payments recognised	–	–	–	–	–	41	41
Taxation on share-based payments	–	–	–	–	–	(1)	(1)
Cost of shares transferred to beneficiaries	–	–	–	37	–	(25)	12
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2021	177	614	18	(120)	(346)	5,225	5,568

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2021 was $350m (2020: $297m loss, 2019: $318m loss).
4	Within retained earnings is a capital reserve of $2,266m (2020: $2,266m, 2019: $2,266m).
5	Issue of ordinary share capital in connection with the Group’s share incentive plans.

  The Notes on pages 150–202 are an integral part of these accounts.

Smith+Nephew Annual Report 2021	149

Group financial statements continued

Notes to the Group accounts

1 Basis of preparation

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2021. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

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

The continued uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID pandemic has been considered as part of the Group’s adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for the period to 1 July 2023. The going concern period has been extended beyond 12 months to include scheduled and committed debt repayments in Q2 2023. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $1,285m of cash and cash equivalents at 31 December 2021. The Group’s net debt, excluding lease liabilities, at 31 December 2021 was $1,852m with access to committed facilities of $4.1bn with an average maturity of 4.6 years. At the date of approving these consolidated financial statements, the funding position of the Group has remained unchanged and the cash position is not materially different.

The Group has a €269m term loan and $125m of private placement debt due for repayment in 2022. $1,285m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. Our leverage ratio including lease liabilities was 1.6x adjusted EBITDA for the 12 months to 31 December 2021. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID on future financial performance and cash flows, with the key judgement applied being the sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a further extended wave of restrictions on elective procedures in 2022 and the subsequent recovery. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for the period to 1 July 2023. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis in preparing these financial statements.

New accounting standards effective 2021

A number of new amendments to standards are effective from 1 January 2021 but they do not have a material effect on the Group’s financial statements. Refer to Note 16 for further details on the impact of IBOR reform.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements.

150	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

1.1 Consolidation

The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control and continue to be consolidated until the date that such control ceases. Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Group’s, with the exception of jurisdictions whereby a different year end is required by local legislation.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary and any related components of equity. Any resulting gain or loss is recognised in profit or loss. Any retained interest in the former subsidiary is measured at fair value.

1.2 Critical judgements and estimates

The Group prepares its consolidated financial statements in accordance with IFRS as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

The Group’s accounting policies do not include any critical judgements. The Group’s accounting policies are set out in Notes 1–23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s estimation are outlined below. The critical estimates are consistent with 31 December 2020. Management have considered the impact of the continuing uncertainty from COVID below.

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems. See Note 12 for further details.

COVID impact assessment: Management have assessed the continuing impact of COVID on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Where possible, management have taken steps to reduce manufacturing output and purchase levels to respond to actual demand. Management have not changed their accounting policy since 31 December 2020, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to acquisitions, the provision has increased from $377m at 31 December 2020 to $430m at 31 December 2021. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $430m at 31 December 2021 barring unforeseen changes in sales demand like those experienced in 2020.

Smith+Nephew Annual Report 2021	151

Group financial statements continued

Notes to the Group accounts continued

1 Basis of preparation continued

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2022 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. See Note 17 for further details.

COVID impact assessment: Management considered whether there had been any changes to the number and value of claims due to COVID and to date have not identified any changes in trends. If the experience changes in the future, the value of provisions may require adjustment.

Impairment

In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. This critical estimate is not considered to have a significant risk of material adjustment in 2022 or thereafter based on sensitivity analyses undertaken (as outlined below). See Notes 8 and 9 for further details on impairment reviews.

COVID impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2021 to identify any indicators of impairment as a result of the continuing impact of COVID. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. No material impairments were identified as a result of the impairment reviews undertaken.

1.3 Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements:

•	The impact of climate change on the going concern assessment and the viability of the Group over the next three years.
•	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill.
•	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

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

Foreign operations

Balance sheet items of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US Dollars on consolidation at the exchange rates at the reporting date. Income statement items and the cash flows of foreign operations are translated at average rates as an approximation to actual transaction rates, with actual transaction rates used for large one-off transactions.

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

152	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2021	2020	2019
Average rates
Sterling	1.38	1.28	1.28
Euro	1.18	1.14	1.12
Swiss Franc	1.09	1.07	1.01
Year end rates
Sterling	1.35	1.37	1.32
Euro	1.13	1.23	1.12
Swiss Franc	1.10	1.14	1.04

2 Business segment information

The Group’s operating structure is organised around three global franchises and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global franchise basis. Accordingly, the Group has concluded that there are three reportable segments.

Franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchises in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions. During 2021, the Group transitioned from three franchise presidents to two; with the franchise president of the Sports Medicine & ENT franchise also assuming responsibility for the Orthopaedics franchise. There was no change to the manner in which the chief operating decision maker monitors performance, makes operating decisions or allocates resources and accordingly the Group continues to have three reportable segments.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the franchise presidents, the regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and while the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT and Advanced Wound Management) and determines the best allocation of resources to the franchises. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2.2. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

Smith+Nephew Annual Report 2021	153

Group financial statements continued

Notes to the Group accounts continued

2 Business segment information continued

2.1 Revenue by business segment and geography

Accounting policy

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are fulfilled within one year. There is no significant revenue associated with the provision of services. Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third-party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

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

Segment revenue reconciles to statutory revenues from continuing operations as follows:

	2021	2020	2019
	$ million	$ million	$ million
Reportable segment revenue
Orthopaedics	2,156	1,917	2,222
Sports Medicine & ENT	1,560	1,333	1,536
Advanced Wound Management	1,496	1,310	1,380
Revenue from external customers	5,212	4,560	5,138

154	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Disaggregation of revenue:

The following table shows the disaggregation of Group revenue by product franchise:

	2021	2020	2019
	$ million	$ million	$ million
Revenue by product from continuing operations
Knee Implants	876	822	1,042
Hip Implants	612	567	613
Other Reconstruction	92	68	79
Trauma & Extremities	576	460	488
Orthopaedics	2,156	1,917	2,222
Sports Medicine Joint Repair	839	710	794
Arthroscopic Enabling Technologies	590	517	591
ENT (Ear, Nose and Throat)	131	106	151
Sports Medicine & ENT	1,560	1,333	1,536
Advanced Wound Care	731	647	701
Advanced Wound Bioactives	496	431	436
Advanced Wound Devices	269	232	243
Advanced Wound Management	1,496	1,310	1,380
Consolidated revenue from continuing operations	5,212	4,560	5,138

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

			2021			2020			2019
	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Orthopaedics, Sports Medicine & ENT	2,969	747	3,716	2,619	631	3,250	2,986	772	3,758
Advanced Wound Management	1,327	169	1,496	1,170	140	1,310	1,195	185	1,380
Total	4,296	916	5,212	3,789	771	4,560	4,181	957	5,138

1	Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

US revenue for 2021 was $2,658m (2020: $2,339m, 2019: $2,551m), China revenue for 2021 was $352m (2020: $318m, 2019: $336m) and UK revenue for 2021 was $189m (2020: $166m, 2019: $211m).

Smith+Nephew Annual Report 2021	155

Group financial statements continued

Notes to the Group accounts continued

2 Business segment information continued

Contract assets and liabilities

The nature of our products and services do not generally give rise to contract assets as we do not typically incur costs to fulfil a contract before a product or service is provided to the customer. The Group generally satisfies performance obligations within one year from the contract inception date. There was no material revenue recognised in the current reporting period that related to carried-forward contract liabilities (deferred income) or performance obligations satisfied in the previous year. There is no material revenue that is likely to arise in future periods from unsatisfied performance obligations at the balance sheet date. Therefore, there are no associated significant accrued income and deferred income balances at 31 December 2021. As of 31 December 2021, contract assets principally comprise trade receivables and contract liabilities principally comprise rebates (as described in the accounting policy above). The accrual for rebates at 31 December 2021 was $97m (2020: $97m) with $389m being recognised in revenue in 2021.

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

Segment trading profit is reconciled to the statutory measure below:

	2021	2020	2019
	$ million	$ million	$ million
Segment profit
Orthopaedics	367	389	666
Sports Medicine & ENT	459	306	489
Advanced Wound Management	474	316	370
Segment trading profit	1,300	1,011	1,525
Corporate costs	(364)	(328)	(356)
Group trading profit	936	683	1,169
Acquisition and disposal related items	(7)	(4)	(32)
Restructuring and rationalisation expenses	(113)	(124)	(134)
Amortisation and impairment of acquisition intangibles	(172)	(171)	(143)
Legal and other	(51)	(89)	(45)
Group operating profit	593	295	815

2.3 Acquisition and disposal related items

For the year to 31 December 2021 costs primarily relate to the acquisition of Extremity Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

2.4 Restructuring and rationalisation costs

For the years ended 31 December 2021, 2020 and 2019 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and for the years ended 31 December 2021 and 2020 these costs also include the Operations and Commercial Excellence programme announced in February 2020.

156	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

2.5 Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2021, 2020 and 2019 these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

2.6 Legal and other

For the year ended 31 December 2021 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2021 were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims.

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

The years ended 31 December 2021, 2020 and 2019 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021.

2.7 Non-current assets by geography

The following table presents the non-current assets of the Group based on their location:

	2021	2020	2019
	$ million	$ million	$ million
United Kingdom	541	403	385
United States of America	4,125	4,093	4,034
Other	1,447	1,517	1,405
Total non-current assets of the consolidated Group[1]	6,113	6,013	5,824

1	Non-current assets excludes retirement benefit assets and deferred tax assets.

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

Smith+Nephew Annual Report 2021	157

Group financial statements continued

Notes to the Group accounts continued

3 Operating profit continued

	2021	2020	2019
	$ million	$ million	$ million
Revenue	5,212	4,560	5,138
Cost of goods sold[1]	(1,543)	(1,396)	(1,338)
Gross profit	3,669	3,164	3,800
Research and development expenses[2]	(356)	(307)	(292)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(2,013)	(1,773)	(1,911)
Administrative expenses[3,4,5,6]	(707)	(789)	(782)
	(2,720)	(2,562)	(2,693)
Operating profit	593	295	815
1	2021 includes $7m charge relating to legal and other items and $29m charge relating to restructuring and rationalisation expenses (2020: $6m charge relating to legal and other items and $15m charge relating to restructuring and rationalisation expenses, 2019: $5m charge relating to legal and other items and $7m charge relating to restructuring and rationalisation expenses).
2	2021 includes $39m charge relating to legal and other items (2020: $28m, 2019: $24m) and $7m charge relating to acquisition and disposal related items (2020: $nil, 2019: $nil).
3	2021 includes $65m of amortisation of software and other intangible assets (2020: $63m, 2019: $61m).
4	2021 includes $172m of amortisation and impairment of acquisition intangibles and $84m of restructuring and rationalisation expenses (2020: $171m of amortisation and impairment of acquisition intangibles and $109m of restructuring and rationalisation expenses, 2019: $143m of amortisation and impairment of acquisition intangibles and $127m of restructuring and rationalisation expenses).
5	2021 includes $5m charge relating to legal and other items (2020: $55m charge, 2019: $16m charge).
6	2021 includes $nil acquisition and disposal related items (2020: $4m charge, 2019: $32m charge).

Note that items detailed in 1, 2, 4, 5 and 6 are excluded from the calculation of trading profit, the segments’ profit measure.

Operating profit is stated after charging/(crediting) the following items:

	2021	2020	2019
	$ million	$ million	$ million
Other operating income	(35)	–	(147)
Amortisation of intangible assets	237	234	204
Impairment of intangible assets	2	12	2
Impairment of property, plant and equipment	1	5	4
Fair value remeasurement of trade investments	1	–	12
Depreciation of property, plant and equipment[1]	326	311	292
Loss on disposal of property, plant and equipment and intangible assets	14	34	16
Advertising costs	81	66	85
1	The 2021 depreciation charge includes $56m (2020: $51m, 2019: $50m) related to right-of-use assets.

In 2021 other operating income comprises insurance recoveries for ongoing metal-on-metal hip claims (2020: $nil, 2019: insurance recoveries for ongoing metal-on-metal hip claims). In 2021, $35m (2020: $nil, 2019: $147m) of other operating income was included with legal and other items, as explained in Note 2.6, and does not form part of trading profit, the segments’ profit measure.

158	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

		2021	2020	2019
	Notes	$ million	$ million	$ million
Wages and salaries		1,562	1,392	1,435
Social security costs		223	190	193
Pension costs (including retirement healthcare)	18	93	78	76
Share-based payments	22	41	26	32
		1,919	1,686	1,736

During the year ended 31 December 2021, the average number of employees was 18,976 (2020: 18,581, 2019: 18,030).

3.2 Audit Fees – information about the nature and cost of services provided by the auditor

	2021	2020	2019
	$ million	$ million	$ million
Audit services:
Group accounts	5.5	5.0	3.8
Local statutory audit pursuant to legislation	2.0	2.0	2.7
Other services:
Audit related services	0.1	0.4	0.3
Total auditor’s remuneration	7.6	7.4	6.8
Arising:
In the UK	3.5	3.6	3.0
Outside the UK	4.1	3.8	3.8
	7.6	7.4	6.8

4 Interest and other finance costs

4.1 Interest income/(expense)

	2021	2020	2019
	$ million	$ million	$ million
Interest income	6	6	10
Interest expense:
Bank borrowings	(3)	(4)	(7)
Private placement notes	(46)	(42)	(41)
Lease liabilities	(7)	(6)	(6)
Corporate bond	(21)	(5)	–
Other	(3)	(5)	(11)
	(80)	(62)	(65)
Net interest expense	(74)	(56)	(55)

4.2 Other finance costs

		2021	2020	2019
	Notes	$ million	$ million	$ million
Retirement benefit net interest expense	18	(3)	(2)	(2)
Unwinding of discount		(10)	(11)	(8)
Other		(4)	6	(8)
Other finance costs		(17)	(7)	(18)

Smith+Nephew Annual Report 2021	159

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

5.1 Taxation charge attributable to the Group

	2021	2020	2019
	$ million	$ million	$ million
Current taxation:
UK corporation tax	14	16	27
Overseas tax	126	40	140
Current income tax charge	140	56	167
Adjustments in respect of prior periods	(33)	(191)	(11)
Total current taxation	107	(135)	156
Deferred taxation:
Origination and reversal of temporary differences	(35)	(49)	(9)
Changes in tax rates	(14)	(12)	3
Adjustments to estimated amounts arising in prior periods	4	(6)	(7)
Total deferred taxation	(45)	(67)	(13)
Total taxation as per the income statement	62	(202)	143
Taxation in other comprehensive income	27	–	(2)
Taxation in equity	1	4	(1)
Taxation charge/(credit) attributable to the Group	90	(198)	140

160	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The 2021 net prior period adjustment of $29m relates principally to provision releases following the resolution of tax audits and uncertain tax matters, and other one-off items. The 2020 net prior period adjustment of $197m is explained predominantly by a $100m current tax credit due to the successful outcome of UK tax litigation, releases of provisions following the conclusion of tax audits and loss carry-backs to prior periods. The 2019 net prior period adjustment of $18m mainly relates to the expiry of statute of limitations and tax accrual to tax return adjustments, partially offset by an increase in certain other tax provisions.

The total taxation charge as per the income statement of $62m includes a $85m net credit (2020: $274m net credit, 2019: $68m net credit) as a consequence of restructuring and rationalisation related costs, acquisitions and disposal related items, amortisation and impairment of acquisition intangibles, and legal and other charges. The 2020 net credit was significantly higher predominantly as a result of refunds and future recoverable amounts recognised following the successful outcome of the UK tax litigation disclosed in the 2020 Annual Report ($142m), and also a one-off carry-back of losses attributable to non-trading costs to prior periods taxable at a higher rate.

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including transfer pricing, tax rate changes, tax legislation changes, tax authority interpretation, expiry of statute of limitations, tax litigation, and resolution of tax audits and disputes.

At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. Total tax liabilities include $152m (2020: $162m) in relation to uncertain tax positions which relate to multiple issues across the jurisdictions in which the Group operates. Other payables includes $14m (2020: $15m) of other interest on these provisions. There are $106m (2020: $95m) of tax receivables relating to payments on account and repayments due in a number of jurisdictions, principally relating to the US.

The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters, as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided, resulting in a negative or positive effect on the tax charge in any given year. A reduction in the tax charge may also arise for other reasons such as an expiry of the relevant statute of limitations. Depending on the final outcome of tax audits which are currently in progress, statute of limitations expiry or other tax audits that may be commenced before that time and other factors, an impact on the tax charge could arise. While such an impact can vary from year to year, these releases depend on factors which are uncertain, both as to outcome and timing. However, at the current time, we believe the possibility of a material impact on the tax charge for 2022 is unlikely.

EU state aid

We did not make a provision in prior years for a future effect on our tax charge as a result of the European Commission (EC) decision that certain aspects of the UK CFC financing exemption rules between 2013 and 2018 constituted illegal State Aid, as we neither considered that it was more likely than not that any liability would arise, nor that any such liability could be quantified with sufficient accuracy, in order to recognise any provision in respect of this matter. We did disclose a maximum potential liability of $155m.

At the EC’s request, HM Revenue and Customs (HMRC) requested from potentially affected companies certain information and facts in order to review whether there may be a potential liability, were the EC’s position to be upheld, to which we fully responded in 2020. On 29 June 2021, we received letters from HMRC confirming that, by reference to our facts and circumstances, they do not consider us to be beneficiaries of State Aid with regard to the EC’s State Aid recovery proceedings. The letters also confirm that the EC has indicated that they agree with HMRC’s conclusion. As a result of the letters received from HMRC, it is no longer required to consider any impact of this matter on the past or future tax charge.

OECD BEPS 2.0 - Pillar Two

On 20 December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise (MNEs) groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation to be effective from 1 January 2023. While substantial work remains to be completed by the OECD and national governments on the detail of these rules, this is likely to result in an increase in our Group tax rate from 2023 onwards.

The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

Smith+Nephew Annual Report 2021	161

Group financial statements continued

Notes to the Group accounts continued

5 Taxation continued

The UK standard rate of corporation tax for 2021 is 19.0% (2020: 19.0%, 2019: 19.0%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge.

The UK Finance Act 2021 enacted an increase in the UK corporation tax main rate from 19% to 25% from 1 April 2023. The impact of this rate change is reflected in the calculation of the taxation charge and tax in other comprehensive income, and in the tax reconciliation and movement in deferred taxation below.

	2021	2020	2019
	$ million	$ million	$ million
Profit before taxation	586	246	743
Expected taxation at UK statutory rate of 19.0% (2020: 19.0%, 2019: 19%)	111	47	141
Differences in overseas taxation rates	(17)	(37)	5
Innovation reliefs	(12)	(9)	(8)
Tax losses and other deferred tax assets not recognised	7	15	–
Recognition of previously unrecognised tax losses	(2)	(45)	(2)
Expenses not deductible for tax purposes[1]	22	29	18
Change in tax rates[2]	(14)	(12)	3
Withholding tax on unremitted earnings	(4)	7	4
Adjustments in respect of prior years[3]	(29)	(197)	(18)
Total taxation charge/(credit) as per the income statement	62	(202)	143

1	In 2021 this includes a $17m impact of non-taxable accounting gains recognised on UK-owned investments.
2	In 2021 the tax rate changes relate to an increase in deferred tax resulting from the increase in the UK corporation tax rate due to come into effect on 1 April 2023. The net impact to deferred tax assets and liabilities is $6m which comprises $14m in the income statement as shown in the table above and $8m in other comprehensive income as shown in the table below.
3	The adjustments in respect of prior years are explained on page 161.

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

					Inventory,
	Accelerated		Retirement	Losses	provisions
	tax		benefit	and other	and other
	depreciation	Intangibles	obligations	tax attributes	differences	Total
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2019	(37)	(221)	7	46	188	(17)
Exchange adjustment	–	–	2	–	8	10
Movement in income statement – current year	(23)	20	–	51	1	49
Movement in income statement – prior years	(3)	3	–	3	3	6
Movement in other comprehensive income	–	–	(4)	–	2	(2)
Movement in equity	–	–	–	–	(4)	(4)
Changes in tax rate	2	6	–	–	4	12
Acquisitions	–	(17)	–	23	1	7
At 31 December 2020	(61)	(209)	5	123	203	61
Exchange adjustment	–	–	(1)	–	(7)	(8)
Movement in income statement – current year	16	24	1	4	(10)	35
Movement in income statement – prior years	(2)	10	–	(10)	(2)	(4)
Movement in other comprehensive income	–	–	(15)	–	(5)	(20)
Movement in equity	–	–	–	–	(1)	(1)
Changes in tax rate	–	(2)	(8)	10	6	6
Acquisitions	2	(22)	–	3	5	(12)
At 31 December 2021	(45)	(199)	(18)	130	189	57

162	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Represented by:

	2021	2020
	$ million	$ million
Deferred tax assets	201	202
Deferred tax liabilities	(144)	(141)
Net position at 31 December	57	61

The deferred tax asset of $189m (2020: $203m) relating to inventory, provisions and other differences comprises deferred tax relating to inventory of $116m (2020: $131m), provisions and other short-term temporary differences of $65m (2020: $61m) and bad debt provisions of $8m (2020: $11m).

The Group has gross unused trading and non-trading tax losses of $841m (2020: $725m), gross unused research and development tax credits of $21m (2020: $46m) and gross unused capital losses of $108m (2020: $109m), available for offset against future profits. None of these amounts are due to expire within 5 years from the balance sheet date.

A deferred tax asset of $130m (2020: $123m) has been recognised in respect of $508m (2020: $416m) of the trading and non-trading tax losses and $21m (2020: $35m) of research and development tax credits. No deferred tax asset has been recognised on the remaining unused tax losses as it is not probable that future taxable profits will be available against which they can be utilised.

Deferred tax assets are reviewed at each reporting date. In considering their recoverability, the Group assesses the likelihood of their being recovered within a reasonably foreseeable timeframe, being typically a minimum of five years, taking into account the future expected profit profile and business model of each relevant company or country, and any potential legislative restrictions on use. Short-term timing differences are generally recognised ahead of losses and other tax attributes as being likely to reverse more quickly.

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

Smith+Nephew Annual Report 2021	163

Group financial statements continued

Notes to the Group accounts continued

6 Earnings per ordinary share continued

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2021	2020	2019
	$ million	$ million	$ million
Earnings
Attributable profit for the year	524	448	600
Adjusted attributable profit (see below)	710	564	893

Attributable profit is reconciled to adjusted attributable profit as follows:

		2021	2020	2019
	Notes	$ million	$ million	$ million
Attributable profit for the year		524	448	600
Acquisition and disposal related items[1]		(73)	4	34
Restructuring and rationalisation costs	3	113	124	134
Amortisation and impairment of acquisition intangibles[2]	9	172	171	143
Legal and other[3]		59	91	50
UK tax litigation	5	–	(142)	–
Taxation on excluded items	5	(85)	(132)	(68)
Adjusted attributable profit		710	564	893

1

Acquisition and disposal related items includes a $7m charge within operating profit (2020: $4m charge, 2019: $32m charge) and a $5m credit within share of result of associates (2020: $nil, 2019: $2m charge) and a $75m gain on disposal of interest in associate (2020: nil, 2019: nil)). See details in Note 11.

2	In 2021 amortisation and impairment of acquisition intangibles includes a $172m charge within operating profit (2020: $171m charge within operating profit, 2019: $143m charge within operating profit).
3

Legal and other charge in 2021 includes $51m (2020: $89m charge, 2019: $45m charge) within operating profit (refer to Note 2.6) and a $8m charge (2020: $8m charge, 2019: $5m charge) within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims globally. In 2020, other finance costs includes a credit of $6m for interest on a tax refund relating to the UK tax litigation case (see Note 5).

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings per ordinary share are as follows:

	2021	2020	2019
Number of shares (millions)
Basic weighted number of shares	877	875	874
Dilutive impact of share incentive schemes outstanding	1	2	3
Diluted weighted average number of shares	878	877	877

Earnings per ordinary share
Basic	59.8¢	51.3¢	68.6¢
Diluted	59.7¢	51.2¢	68.4¢
Adjusted:
Basic	80.9¢	64.6¢	102.2¢
Diluted	80.8¢	64.4¢	101.9¢

164	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

Smith+Nephew Annual Report 2021	165

Group financial statements continued

Notes to the Group accounts continued

7 Property, plant and equipment continued

			Plant and equipment		Assets in
		Land and			course of
		buildings	Instruments	Other	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million
Cost
At 31 December 2019		533	1,512	1,142	170	3,357
Exchange adjustment		15	45	26	–	86
Acquisitions	21	5	–	1	–	6
Additions		80	203	37	132	452
Disposals		(23)	(74)	(21)	(1)	(119)
Impairment		(8)	–	(5)	–	(13)
Transfers		14	(10)	64	(85)	(17)
At 31 December 2020		616	1,676	1,244	216	3,752
Exchange adjustment		(9)	(53)	(16)	(1)	(79)
Acquisitions	21	9	9	2	2	22
Additions		53	151	40	161	405
Disposals		(10)	(88)	(28)	2	(124)
Impairment		–	–	(6)	–	(6)
Transfers		29	(1)	46	(77)	(3)
At 31 December 2021		688	1,694	1,282	303	3,967
Depreciation and impairment
At 1 January 2020		155	1,095	784	–	2,034
Exchange adjustment		5	34	20	–	59
Charge for the year		57	165	89	–	311
Impairment		(5)	–	(3)	–	(8)
Disposals		(13)	(61)	(19)	–	(93)
At 31 December 2020		199	1,233	871	–	2,303
Exchange adjustment		(4)	(43)	(13)	–	(60)
Charge for the year		62	178	86	–	326
Impairment		–	–	(5)	–	(5)
Disposals		(10)	(75)	(25)	–	(110)
Transfers		2	(1)	(1)	–	–
At 31 December 2021		249	1,292	913	–	2,454
Net book amounts
At 31 December 2021		439	402	369	303	1,513
At 31 December 2020		417	443	373	216	1,449

Land and buildings includes land with a cost of $23m (2020: $22m) that is not subject to depreciation. Transfers from assets in course of construction includes $3m (2020: $10m) of software. Assets under construction reflect that the Group is undergoing investment in its manufacturing facilities including its new facility in Malaysia and expanding existing facilities in Fort Worth (US) and Costa Rica. Instrument transfers include $nil (2020: $7m) to inventory. Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $52m (2020: $56m). The amount of borrowing costs capitalised in 2021 and 2020 was minimal.

Information about the Group’s right-of-use assets is outlined below:

	Land and buildings	Plant and equipment
2021	$ million	$ million
Additions	38	15
Depreciation charge in the year	43	13
Net book value at 31 December	160	31

166	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

In carrying out impairment reviews of goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ, or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

		2021	2020
	Notes	$ million	$ million
Cost and net book value
At 1 January		2,928	2,789
Exchange adjustment		(35)	43
Acquisitions	21	96	96
At 31 December		2,989	2,928

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

Goodwill is allocated to the Group’s CGUs as follows:

	2021	2020
	$ million	$ million
Orthopaedics	897	830
Sports Medicine & ENT	1,457	1,462
Advanced Wound Management	635	636
	2,989	2,928

Impairment reviews were performed as of September 2021 and September 2020 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

The continuing impact of COVID was considered in the goodwill impairment reviews and recoverable amounts were based on cash flow projections using the Group’s base case scenario in its going concern models. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. No impairment was identified as a result of the impairment reviews and sensitivity analyses undertaken.

Smith+Nephew Annual Report 2021	167

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

The discount rates used in the value-in-use calculations reflect management’s assessment of risks specific to the assets of each CGU. The discount rates are calculated using the weighted average cost of capital which includes a risk-free rate, based on government bond yields, and an equity risk premium specifically adjusted to the medical technology industry.

8.1 Orthopaedics CGU

The cash flows used in the value-in-use calculation for the Orthopaedics CGU, which includes the Reconstruction and Trauma businesses, reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting-edge innovation, disruptive business models and a strong Emerging Markets platform to drive our performance.

The compound annual revenue growth rate for the three-year period was 4.4% (2020: 11.7%) for the various components of the Orthopaedics CGU. The prior year compound annual revenue growth rate included a recovery from COVID. The average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2020: 2.0%). The pre-tax discount rate used in the Orthopaedics CGU value-in-use calculation reflects the geographical mix and is 9.5% (2020: 9.4%).

8.2 Sports Medicine & ENT CGU

The value-in-use calculation for the Sports Medicine & ENT CGU reflects growth rates and cash flows consistent with management’s strategy to rebalance Smith+Nephew towards higher growth areas such as Sports Medicine.

The compound annual revenue growth rate for the three-year period was 7.4% (2020: 12.2%) for the various components of the Sports Medicine & ENT CGU. The prior year compound annual revenue growth rate included a recovery from COVID. The weighted average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2020: 2.0%). The pre-tax discount rate used in the Sports Medicine & ENT CGU value-in-use calculation reflects the geographical mix of the revenues and is 9.5% (2020: 9.4%).

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

The compound annual revenue growth rate for the three-year period was 5.0% (2020: 5.7%) for the various components of the Advanced Wound Management CGU. The prior year compound annual revenue growth rate included a recovery from COVID. The weighted average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2020: 2.0%). The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation reflects the geographical mix and industry sector and is 9.5% (2020: 9.4%).

8.4 Sensitivity to changes in assumptions used in value-in-use calculations

The calculations of value-in-use for the identified CGUs are most sensitive to changes in discount and growth rates. Additionally, the calculation of value-in-use for the Orthopaedics CGU is sensitive to changes in trading margin. Management’s consideration of these sensitivities is set out below:

Growth of market and market share – management has considered the impact of a variance in market growth and market share. The value‑in‑use calculations show that if the assumed long-term growth rates were reduced to nil, the recoverable amount of each CGU would still be greater than its carrying value.

Discount rate – management has considered the impact of an increase in the discount rate applied to the value-in-use calculations. This sensitivity analysis shows that for the recoverable amount of each CGU to be less than its carrying value, the discount rate would have to be increased to 12.35% for the Orthopaedics CGU, 16.31% for the Sports Medicine & ENT CGU and 20.08% for the Advanced Wound Management CGU. Such increases in discount rates are not considered to be reasonably possible.

Trading margin – management has considered the impact of a decrease in the trading margin applied to the Orthopaedics value-in-use calculation. This sensitivity analysis shows that for the recoverable amount of the Orthopaedics CGU to be less than its carrying value, the trading margin would have to decrease by more than 440 basis points. Such a decrease in the Orthopaedics trading margin is not considered to be reasonably possible.

168	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

Smith+Nephew Annual Report 2021	169

Group financial statements continued

Notes to the Group accounts continued

9 Intangible assets continued

				Customer and		Assets
			Product-	distribution		in course of
		Technology	related	related	Software	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2020		428	2,189	208	428	38	3,291
Exchange adjustment		10	42	(7)	6	–	51
Acquisitions		57	4	–	–	–	61
Additions		–	1	25	26	26	78
Disposals		–	–	–	(3)	–	(3)
Transfers		–	–	–	20	(10)	10
At 31 December 2020		495	2,236	226	477	54	3,488
Exchange adjustment		(8)	(26)	(6)	(7)	(2)	(49)
Acquisitions	21	101	–	11	–	–	112
Additions		–	1	4	27	24	56
Disposals		–	(1)	(4)	(17)	–	(22)
Impairment		–	(4)	–	–	–	(4)
Transfers		–	–	–	11	(8)	3
At 31 December 2021		588	2,206	231	491	68	3,584
Amortisation and impairment
At 1 January 2020		102	1,203	109	310	–	1,724
Exchange adjustment		4	36	(8)	2	–	34
Charge for the year		36	129	25	44	–	234
Impairment		–	5	–	7	–	12
Disposals		–	–	–	(2)	–	(2)
At 31 December 2020		142	1,373	126	361	–	2,002
Exchange adjustment		(3)	(20)	(4)	(7)	–	(34)
Charge for the year		41	131	23	42	–	237
Impairment		–	(2)	–	–	–	(2)
Disposals		–	–	–	(17)	–	(17)
At 31 December 2021		180	1,482	145	379	–	2,186
Net book amounts
At 31 December 2021		408	724	86	112	68	1,398
At 31 December 2020		353	863	100	116	54	1,486

Transfers into software and assets in course of construction includes $3m (2020: $10m) of software transferred from property, plant and equipment. Group capital expenditure relating to software contracted but not provided for amounted to $10m (2020: $9m).

Additions in 2020 include $7m of accrued capital spend. Amortisation and impairment of acquisition intangibles is set out below:

	2021	2020
	$ million	$ million
Technology	41	37
Product-related	118	119
Customer and distribution related	13	15
Total	172	171

Management have assessed the acquisition intangible assets held by the Group to identify any indicators of impairment as a result of COVID. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. There was no impairment charge booked in 2021 in relation to acquisition intangibles (2020: $4m in relation to an immaterial product asset in acquisition intangibles).

170	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The table below provides further detail on the largest intangible assets and their remaining amortisation period:

		Remaining
	Carrying value	amortisation
	$ million	period
Intangibles acquired as part of the ArthroCare acquisition	365	2–12 years
Intangibles acquired as part of the Osiris acquisition	263	7 years
Intangibles acquired as part of the Healthpoint acquisition	216	1–6 years

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

		2021	2020
	Notes	$ million	$ million
At 1 January		9	7
Additions		2	2
Fair value remeasurement		(1)	–
At 31 December		10	9

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

At 31 December 2021, the Group holds 29.2% (2020: 47.6%) of Bioventus Inc. (Bioventus) which is the holding company of Bioventus LLC. The company’s headquarters is located in Durham, North Carolina, US, and its medical product development is focused around active healing therapies and the surgical performance of orthobiologics. The active healing therapies product line supports accelerated and more complete healing of bone fractures, and treats the chronic pain associated with osteoarthritis.

The profit after taxation recognised in the income statement relating to Bioventus was $84m (2020: $14m) which comprises the Group’s share of profit of $9m (2020: $14m) and $75m (2020: $nil) from two dilution gains which arose during the year as outlined below. The balance sheet carrying value relating to Bioventus is $186m (2020: $105m). The Group’s ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products. The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing, the recoverable amount of this investment was based on its observable market value.

On 11 February 2021, Bioventus commenced trading on the Nasdaq Global Select Market via its holding company, Bioventus Inc., under the symbol ‘BVS’. As a consequence of this public offering and the raising of $106m after expenses through issuing new common stock, the equity holding of the Smith+Nephew Group decreased from approximately 47.6% at 31 December 2020 to approximately 38.7% at 11 February 2021. Accordingly, there was a net (non-cash) gain on the dilution of the Group’s shareholding in Bioventus of $22m reflecting the net impact of the reduction in the Group’s equity holding and the Group’s interest in the net proceeds.

On 29 October 2021, Bioventus acquired Misonix, Inc. in a cash-and-share transaction. As a consequence, the equity holding of the Smith+Nephew Group decreased from 38.7% to 29.3% while the overall value of the investment increased. Accordingly, there was a net (non-cash) gain on the dilution of the Group’s shareholding in Bioventus of $53m reflecting the net impact of the reduction in the Group’s equity holding and the higher overall value of the associate undertaking.

Between 30 October 2021 and 31 December 2021, Bioventus employee share options were exercised which reduced the Group’s holding from 29.3% to 29.2%.

Smith+Nephew Annual Report 2021	171

Group financial statements continued

Notes to the Group accounts continued

11 Investments in associates continued

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2021	2020
	$ million	$ million
Balance sheet	188	108
Income statement profit	9	14
Gain on disposal of interest in associate	75	–

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies. For the 2021 financial year, full-year information for Bioventus has not been released at the date of approval of these financial statements and is market sensitive given Bioventus is now a publicly traded company. Accordingly, the summary financial information for 2021 is presented for a nine-month period, with adjustments made for any significant transactions or events which may occur in the fourth quarter. Accordingly, the 2021 balance sheet has been adjusted to reflect the opening balance sheet of Misonix, Inc., which was acquired by Bioventus on 29 October 2021.

	2021	2020
	$ million	$ million
Summarised statement of comprehensive income
Revenue	300	311
Attributable profit for the year	22	19
Group adjustments[1]	10	11
Total comprehensive profit	32	30
Group share of profit for the year at 29.2% (2020: 47.6%)	9	14

	2021	2020
	$ million	$ million
Summarised balance sheet
Non-current assets	1,021	283
Current assets	229	210
Non-current liabilities	(542)	(223)
Current liabilities	(191)	(117)
Net assets	517	153
Non-controlling interest	–	(1)
Net equity attributable to owners	517	152
Group’s share of net assets at 29.2% (2020: 47.6%)	151	72
Group adjustments[1]	35	33
Group’s carrying amount of investment at 29.2% (2020: 47.6%)	186	105
1	Group adjustments include an adjustment to align the useful life of intangible assets with Group policy.

During the year the Group received a $4m (2020: $9m) cash distribution from Bioventus.

At 31 December 2021, the Group held equity investments in two other associates (2020: two) with a carrying value of $2m (2020: $3m).

172	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

	2021	2020
	$ million	$ million
Raw materials and consumables	424	370
Work-in-progress	79	61
Finished goods and goods for resale	1,341	1,260
	1,844	1,691

Management have assessed the continuing impact of COVID on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Management have not changed their policy for calculating the provision since 31 December 2020, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. As a result of decreased sales demand and increased inventory levels, of which the Extremity Orthopaedics acquisition was a significant contributing factor, the provision has increased from $377m at 31 December 2020 to $430m at 31 December 2021. The provision, however, reduced as a result of foreign exchange movements of $11m. The determination of the estimate of excess and obsolete inventory is a critical accounting estimate and includes assumptions on the future usage of all different items of finished goods. This estimate is not considered to have a range of potential outcomes that is significantly different to the $430m held at 31 December 2021.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,407m (2020: $1,129m, 2019: $1,147m). No adverse manufacturing variances generated by factory specific shutdowns or reductions in scheduled production due to COVID were directly expensed to cost of goods sold in 2021 (2020: $85m, 2019: $nil). In addition, $105m was recognised as an expense within cost of goods sold resulting from inventory write-offs and provision increases (2020: $144m, 2019: $70m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

Smith+Nephew Annual Report 2021	173

Group financial statements continued

Notes to the Group accounts continued

13 Trade and other receivables

Accounting policy

Trade and other receivables are carried at amortised cost, less any allowances for uncollectable amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date when they are classified as non-current assets.

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

	2021	2020
	$ million	$ million
Trade and other receivables due within one year
Trade receivables	1,028	982
Less: loss allowance	(57)	(71)
Trade receivables – net	971	911
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	39	24
Other receivables	95	100
Prepayments	79	81
	1,184	1,116
Due after more than one year
Other non-current assets	15	33
	1,199	1,149

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

Management have assessed the impact of COVID on the expected credit loss allowance against trade receivables. Current and expected collection of trade receivables since the start of the COVID pandemic has been reflected in country-specific expected credit loss models on a reasonable and supportable basis where possible, taking into account macroeconomic factors such as government support. The Group’s expected credit loss allowance decreased from $71m at 31 December 2020 to $57m at 31 December 2021. The loss allowance expense for the year was $3m (2020: $25m, 2019: $15m).

The following table provides information about the ageing of and expected credit losses for trade receivables:

	2021 Weighted average loss rate	2021 Loss allowance	2021 Gross carrying amount	2020 Gross carrying amount
	%	$ million	$ million	$ million
Not past due	-0.3%	(2)	595	510
Past due not more than 3 months	-0.5%	(1)	217	220
Past due more than 3 months	-1.1%	(1)	88	88
Past due more than 6 months	-41.4%	(53)	128	164
		(57)	1,028	982
Loss allowance			(57)	(71)
Trade receivables – net			971	911

The Group’s expected credit loss accounting policy includes guidance on how the expected credit loss percentages should be determined; it does not include preset limits as the customer groups and risk profiles are not consistent across all of our markets.

174	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Each market determines their own percentages based on historic experience and future expectations, and in line with the general guidance in the Group’s policy.

Movements in the loss allowance were as follows:

	2021	2020
	$ million	$ million
At 31 December in prior year	71	59
Exchange adjustment	(3)	1
Net receivables provided during the year	3	25
Utilisation of provision	(14)	(14)
At 31 December	57	71

Trade receivables include amounts denominated in the following major currencies:

	2021	2020
	$ million	$ million
US Dollar	429	380
Sterling	34	34
Euro	201	198
Other	307	299
Trade receivables – net	971	911

14 Trade and other payables

	2021	2020
	$ million	$ million
Trade and other payables due within one year
Trade and other payables	1,043	891
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	19	59
Acquisition consideration	34	72
	1,096	1,022
Other payables due after one year
Acquisition consideration	57	93
Other payables	10	1
	67	94

The acquisition consideration includes $84m (2020: $128m) contingent upon future events.

The acquisition consideration due after more than one year is expected to be payable as follows: $18m in 2023, $15m in 2024, $21m in 2025 and $3m in 2026 (2020: $33m in 2022, $32m in 2023, $15m in 2024, $8m in 2025, and $5m due in over five years).

Smith+Nephew Annual Report 2021	175

Group financial statements continued

Notes to the Group accounts continued

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2021	2020
	$ million	$ million
Bank overdrafts, borrowings and loans due within one year	435	279
Long-term bank borrowings	554	930
Corporate bond	993	992
Private placement notes	1,160	1,285
Borrowings	3,142	3,486
Cash at bank	(1,290)	(1,762)
Credit balance on derivatives – interest rate swaps	–	(2)
Net debt	1,852	1,722
Non-current lease liabilities	141	146
Current lease liabilities	56	58
Net debt including lease liabilities	2,049	1,926

Borrowings are repayable as follows:

	Within	Between	Between	Between	Between
	one year or	one and	two and	three and	four and	After
	on demand	two years	three years	four years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2021
Bank loans	305	554	–	–	–	–	859
Bank overdrafts	5	–	–	–	–	–	5
Corporate bond	–	–	–	–	–	993	993
Private placement notes	125	105	430	–	75	550	1,285
Lease liabilities[1]	56	33	33	23	18	47	210
	491	692	463	23	93	1,590	3,352
At 31 December 2020
Bank loans	1	604	326	–	–	–	931
Bank overdrafts	11	–	–	–	–	–	11
Corporate bond	–	–	–	–	–	992	992
Private placement notes	267	125	105	430	–	625	1,552
Lease liabilities[1]	58	44	30	21	15	47	215
	337	773	461	451	15	1,664	3,701

1	The lease liabilities presented above of $210m (2020: $215m) are on an undiscounted basis. The lease liabilities on a discounted basis, as outlined above, are $197m (2020: $204m).

176	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

15.2 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium-term cash forecasts, having regard to the maturities of investments and borrowing facilities. The Group has available committed facilities of $4.1bn (2020: $4.5bn). During 2020, the Group issued its first corporate bond, in the form of $1bn (before expenses and underwriting discounts) of notes bearing an interest rate of 2.032% repayable in 2030. A Euro term loan of €223m has been extended from May 2022 to mature in May 2023. In addition, $265m of private placement debt matured in 2021.

The interest payable on borrowings under committed facilities is either at fixed or floating rates. Euro floating rates are typically based on EURIBOR and US Dollar rates are typically based on the Secured Overnight Financing Rate (SOFR). The Company is subject to financial covenants under its private placement agreements. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2021 the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

The Group’s committed facilities at 31 December 2021 are:

Facility	Date due
$75 million 3.46% Senior Notes	January 2022
€269 million bilateral, term loan facility	May 2022
$50 million 3.15% Senior Notes	November 2022
€265 million bilateral, term loan facility	April 2023
€223 million bilateral, term loan facility	May 2023
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$1.0 billion syndicated revolving credit facility	June 2025
$75 million 3.99% Senior Notes	January 2026
$140 million 2.83% Senior Notes	June 2027
$60 million 2.90% Senior Notes	June 2028
$100 million 2.97% Senior Notes	June 2029
$95 million 2.99% Senior Notes	June 2030
$1.0 billion 2.032% Corporate Bond	October 2030
$155 million 3.09% Senior Notes	June 2032

Smith+Nephew Annual Report 2021	177

Group financial statements continued

Notes to the Group accounts continued

15 Cash and borrowings continued

15.3 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one	Between	Between
	year or on	one and	two and	After
	demand	two years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million
At 31 December 2021
Non-derivative financial liabilities:
Bank overdrafts and loans	310	554	–	–	864
Corporate bond	20	20	61	1,077	1,178
Trade and other payables	1,043	–	–	–	1,043
Private placement notes	165	142	574	599	1,480
Acquisition consideration	35	19	42	–	96
Derivative financial instruments:
Currency swaps/forward foreign exchange contracts – outflow	2,322	–	–	–	2,322
Currency swaps/forward foreign exchange contracts – inflow	(2,342)	–	–	–	(2,342)
	1,553	735	677	1,676	4,641
At 31 December 2020
Non-derivative financial liabilities:
Bank overdrafts and loans	12	604	326	–	942
Corporate bond	20	20	61	1,102	1,203
Trade and other payables	891	1	–	–	892
Private placement notes	311	165	623	691	1,790
Acquisition consideration	72	34	59	5	170
Derivative financial instruments:
Currency swaps/forward foreign exchange contracts – outflow	2,581	–	–	–	2,581
Currency swaps/forward foreign exchange contracts – inflow	(2,544)	–	–	–	(2,544)
	1,343	824	1,069	1,798	5,034

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

15.4 Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2021, the Group held $1,285m (2020: $1,751m, 2019: $257m) in cash net of bank overdrafts. The Group had committed facilities available of $4,144m at 31 December 2021 of which $3,144m was drawn.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2022, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt including leases increased from $1,926m at the beginning of 2021 to $2,049m at the end of 2021, representing an overall increase of $123m.

178	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is transferred to the income statement.

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third-party trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros, Sterling and Singapore Dollars. At 31 December 2021, the Group had contracted to exchange within one year the equivalent of $2.0bn (2020: $2.2bn). Based on the Group’s net borrowings as at 31 December 2021, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $75m (2020: $84m) principally due to the Euro-denominated term loans.

Smith+Nephew Annual Report 2021	179

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2021 would have been $44m lower (2020: $48m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2021 would have been $26m higher (2020: $30m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income or in the income statement.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2021 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

The Group’s policy is to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges. The net impact of transaction related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant. In addition, the movements in the fair value of other financial instruments used for hedging such as currency swaps for which hedge accounting is not applied offsets movements in the values of assets and liabilities and are recognised through the income statement. Hedge ineffectiveness is caused by actual cash flows in foreign currencies varying from forecast cash flows.

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

The Group’s revolving credit facility of $1,000m transitioned to SOFR in 2021 with no material impact arising. The Group’s floating rate private placement notes of $25m are also subject to IBOR reform. The Group expects that the interest rates for the private placement notes will also be changed to SOFR and that no material gain or loss will arise as a result.

Based on the Group’s gross borrowings and cash as at 31 December 2021, if interest rates were to increase by 100 basis points in all currencies, then the annual net interest charge would increase by $3m (2020: $5m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2021 was $39m (2020: $24m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2021 was $1,290m (2020: $1,762m). The Group’s exposure to credit risk on cash is mitigated as the amounts are held in a wide number of high credit quality financial institutions. Credit risk on trade receivables is detailed in Note 13.

180	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The amounts relating to items designated as hedging instruments were as follows:

		Carrying	Carrying	Changes in	Hedge	Amounts reclassified
	Nominal	amount	amount	fair value	ineffectiveness	from hedging reserve
	amount	assets	liabilities	in OCI	in profit or loss	to profit or loss	Line item in
	$ million	$ million	$ million	$ million	$ million	$ million	profit or loss
At 31 December 2021
Foreign currency risk
Forward exchange contracts[1]	2,322	39	(19)	41	–	7	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	–	–	–	–	–	–	N/A
At 31 December 2020
Foreign currency risk
Forward exchange contracts[1]	2,581	22	(59)	(30)	–	(6)	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	(120)	2	–	–	–	–	N/A
1	Presented in Trade and other receivables and Trade and other payables on the Balance Sheet.
2	Presented in Trade and other receivables on the Balance Sheet.

16.4 Net investment hedge

Part of the Group’s net investment in its Euro subsidiaries is hedged by €757m ($859m equivalent) of term loans which mitigate the foreign currency risk arising from the subsidiaries’ net assets. The loans are designated as hedging instruments for the changes in the value of the net investment that is attributable to changes in the EUR/USD spot rate.

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

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities
								Weighted
								average
			Interest				Weighted	time
	Gross	Currency	rate	Total	Floating	Fixed rate	average	for which
	borrowings	swaps	swaps	liabilities	rate liabilities	liabilities	interest rate	rate is fixed
	$ million	$ million	$ million	$ million	$ million	$ million	%	Years
At 31 December 2021
US Dollar	(2,278)	(201)	–	(2,479)	(226)	(2,253)	2.7	6.5
Other	(864)	(136)	–	(1,000)	(1,000)	–	–	–
Total interest bearing liabilities	(3,142)	(337)	–	(3,479)	(1,226)	(2,253)
At 31 December 2020
US Dollar	(2,548)	(240)	–	(2,788)	(391)	(2,397)	2.7	7.1
Other	(938)	(141)	–	(1,079)	(1,079)	–	–	–
Total interest bearing liabilities	(3,486)	(381)	–	(3,867)	(1,470)	(2,397)

In 2021, the Group also had liabilities due for deferred and contingent acquisition consideration (denominated in US Dollars, Swiss Francs and Euros) totalling $91m (2020: $165m, 2019: $181m) on which no interest was payable (see Note 14). There were no other significant interest bearing or non-interest bearing financial liabilities. Euro floating rates are typically based on EURIBOR and US Dollar rates are typically based on SOFR. The weighted average interest rate on floating rate borrowings as at 31 December 2021 was less than 1% (2020: less than 1%).

Smith+Nephew Annual Report 2021	181

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

Currency and interest rate profile of interest bearing assets:

	Cash	Currency	Interest rate		Floating	Fixed
	at bank	swaps	swaps	Total assets	rate assets	rate assets
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2021
US Dollar	1,156	135	–	1,291	1,291	–
Other	134	202	–	336	336	–
Total interest bearing assets	1,290	337	–	1,627	1,627	–
At 31 December 2020
US Dollar	1,648	139	2	1,789	1,787	2
Other	114	242	–	356	356	–
Total interest bearing assets	1,762	381	2	2,145	2,143	2

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

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2020.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. The fair value of forward foreign exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value. The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during 2021 and 2020. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bond issued in October 2020 is publicly listed and a market price is available. The Group’s other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

182	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

						Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2021	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	37	–	–	–	–	37	37	–	37
Investments	–	–	–	10	–	10	–	10	10
Contingent consideration receivable	–	–	–	20	–	20	–	20	20
Currency swaps	–	–	2	–	–	2	2	–	2
	37	–	2	30	–	69
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(84)	–	(84)	–	(84)	(84)
Forward foreign exchange contracts	(17)	–	–	–	–	(17)	(17)	–	(17)
Currency swaps	–	–	(2)	–	–	(2)	(2)	–	(2)
	(17)	–	(2)	(84)	–	(103)
Financial assets not measured at fair value
Trade and other receivables	1,046	–	–	–	–	1,046
Cash at bank	–	1,290	–	–	–	1,290
	1,046	1,290	–	–	–	2,336
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	–	(7)	(7)
Bank overdrafts	–	–	–	–	(5)	(5)
Bank loans	–	–	–	–	(859)	(859)
Corporate bond	–	–	–	–	(993)	(993)
Private placement debt not in a hedge relationship	–	–	–	–	(1,285)	(1,285)
Trade and other payables	–	–	–	–	(1,053)	(1,053)
	–	–	–	–	(4,202)	(4,202)

At 31 December 2021, the book value and market value of the corporate bond were $993m and $962m respectively (2020: $992m and $1,017m). At 31 December 2021, the book value and fair value of the private placement debt were $1,285m and $1,316m respectively (2020: $1,552m and $1,642m).

Smith+Nephew Annual Report 2021	183

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

During the year ended 31 December 2021, acquisition consideration decreased by $74m due to $49m of payments for acquisitions made in the current year and prior years, and $25m of remeasurement and discount unwind. The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

							Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss		Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2020	$ million	$ million	$ million	$ million		$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	20	–	–	–		–	20	20	–	20
Investments	–	–	–	9		–	9	–	9	9
Contingent consideration receivable	–	–	–	37		–	37	–	37	37
Interest rate swaps	–	–	2	–	–	–	2	2	–	2
Currency swaps	–	–	2	–		–	2	2	–	2
	20	–	4	46		–	70
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(128)		–	(128)	–	(128)	(128)
Forward foreign exchange contracts	(57)	–	–	–		–	(57)	(57)	–	(57)
Currency swaps	–	–	(2)	–		–	(2)	(2)	–	(2)
	(57)	–	(2)	(128)		–	(187)
Financial assets not measured at fair value
Trade and other receivables	986	–	–	–		–	986
Cash at bank	–	1,762	–	–		–	1,762
	986	1,762	–	–		–	2,748
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	–		(37)	(37)
Bank overdrafts	–	–	–	–		(11)	(11)
Bank loans	–	–	–	–		(931)	(931)
Corporate bond	–	–	–	–		(992)	(992)
Private placement debt in a hedge relationship	–	–	–	–		(122)	(122)
Private placement debt not in a hedge relationship	–	–	–	–		(1,430)	(1,430)
Trade and other payables	–	–	–	–		(892)	(892)
	–	–	–	–		(4,415)	(4,415)

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

184	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The fair value of investments is based upon third-party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in 2021 and 2020 for financial instruments measured using Level 3 valuation methods are presented below:

	2021	2020
	$ million	$ million
Investments
At 1 January	9	7
Additions	2	2
Fair value remeasurement	(1)	–
At 31 December	10	9

Contingent consideration receivable
At 1 January	37	39
Remeasurements	1	–
Receipts	(18)	(2)
At 31 December	20	37

Acquisition consideration liability
At 1 January	(128)	(141)
Arising on acquisitions	–	(49)
Payments	23	51
Remeasurements	21	12
Discount unwind	–	(1)
At 31 December	(84)	(128)

Smith+Nephew Annual Report 2021	185

Group financial statements continued

Notes to the Group accounts continued

17 Provisions and contingencies

Accounting policy

In the normal course of business the Group is involved in various legal disputes. Provisions are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the losses can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties, legal and associated expenses are charged to the income statement as incurred. The recognition of provisions for legal disputes is subject to a significant degree of estimation. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or as new facts emerge. Insurance recoveries are recognised when the inflow of benefits is virtually certain and are presented within other receivables.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

A provision for rationalisation is recognised when the Group has approved a detailed and formal restructuring plan and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

17.1 Provisions

	Rationalisation		Legal and other
	provisions	Metal-on-metal	provisions	Total
	$ million	$ million	$ million	$ million
At 1 January 2020	40	315	62	417
Charge to income statement	124	17	10	151
Unwinding of discount	–	8	–	8
Utilised	(136)	(4)	(17)	(157)
Acquisitions	–	–	(3)	(3)
Exchange adjustment	1	–	–	1
At 31 December 2020	29	336	52	417
Charge to income statement	115	–	13	128
Release to income statement	(2)	–	(1)	(3)
Unwinding of discount	–	8	–	8
Utilised	(124)	(55)	(13)	(192)
Exchange adjustment	–	–	(1)	(1)
At 31 December 2021	18	289	50	357
Provisions – due within one year	18	263	41	322
Provisions – due after one year	–	26	9	35
At 31 December 2021	18	289	50	357
Provisions – due within one year	29	53	41	123
Provisions – due after one year	–	283	11	294
At 31 December 2020	29	336	52	417

The principal elements within rationalisation provisions relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018, and the Operations and Commercial Excellence programme announced in February 2020.

186	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

The Group has estimated a provision of $289m (2020: $336m) relating to the present value at 31 December 2021 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions including sensitivity to factors such as the number, outcome and value of claims the actual costs may differ significantly from this estimate. A range of expected outcomes between the 25th and 90th percentile generated by the actuarial model would not give rise to a material adjustment. The potential for more adverse outcomes exists and for example at the 95th percentile a charge similar to that incurred in 2019 ($121m) would be required in 2022 or thereafter. The provision does not include any possible further insurance recoveries on these claims or legal fees associated with defending claims. The Group carries considerable product liability insurance, and will continue to defend claims vigorously.

Management considered whether there had been any changes to the number and value of claims due to COVID and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

The legal and other provisions mainly relate to various other product liability and intellectual property litigation matters.

All provisions are expected to be substantially utilised within five years of 31 December 2021 and none are treated as financial instruments.

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

This includes matters raising concerns about possible adverse effects of hip implant products with metal-on-metal (MoM) bearing surfaces for which the Group has incurred and will continue to incur expenses to defend claims in this area. As of December 2021, approximately 1,250 such claims were pending with the Group around the world. Most claims relate to the Group’s Birmingham Hip Resurfacing (BHR) product and its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3 Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is used only in those patient groups where it continues to demonstrate strong performance.

Through the end of 2021, the Group’s US subsidiary has entered into several group, as well as individual, MoM related settlements in the US without admitting liability. These matters principally related to the Group’s modular MoM hip components, which are no longer on the market. On 5 April 2017, the Judicial Panel on Multidistrict Litigation (MDL) ordered Smith & Nephew BHR cases pending or later filed in US federal court to be consolidated for pre-trial proceedings and transferred to the federal court in Baltimore, Maryland. As of December 2021, there were approximately 800 (out of approximately 1,250) cases pending. In England and Wales, the Group’s UK subsidiary entered into a group settlement in 2017 to settle claims principally related to the Group’s modular MoM hip components, which are no longer on the market. MoM hip implant claims against various companies in England and Wales were consolidated for trials under group litigation orders in the High Court in London. As of December 2019, all the BHR lawsuits pending against the Group in England and Wales had been discontinued. In addition to the one group and several individual settlements in the UK, the Group has settled about 50 cases in 13 other countries. The Group requested indemnity from its product liability insurers for most of these MoM hip implant settlements and insurers have indemnified the Group to the limits of their respective applicable policies.

Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its products, including its metal hip implant products, to help ensure that its product offerings are designed to serve patients’ interests.

Smith+Nephew Annual Report 2021	187

Group financial statements continued

Notes to the Group accounts continued

17 Provisions and contingencies continued

Intellectual property disputes

The Group engages, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

Arthrex asserted suture anchor patents against Smith+Nephew in 2014 and 2015 in the US District Court for the Eastern District of Texas. In February 2017, the parties reached a settlement resulting in the dismissal of all patent litigation. Smith+Nephew agreed to pay additional payments contingent on the outcome of patent validity proceedings pending at the US Patent & Trademark Office. In August 2019, the Court of Appeals for the Federal Circuit affirmed US Patent & Trademark Office ruling invalidating one of the asserted Arthrex patents. In October 2019, the Court of Appeals for the Federal Circuit vacated an earlier US Patent & Trademark Office ruling invalidating the other asserted Arthrex patent. The United States Supreme Court granted certiorari. The Supreme Court ruling allowed Arthrex to petition the Director of the US Patent & Trademark Office to review the decision invalidating the second asserted Arthrex patent. The Acting Director of the US Patent & Trademark Office declined Arthrex’s rehearing request in October 2021. The matter is currently pending at the Federal Circuit.

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

The Group also operates a number of defined contribution plans. A defined contribution plan is a pension plan under which the Group and employees pay fixed contributions to a third-party financial provider. The Group has no further payment obligations once the contributions have been paid. Contributions are recognised as an employee benefit expense when they are due.

188	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

18.1 Retirement benefit net assets/(obligations)

The Group’s retirement benefit assets/(obligations) comprise:

	2021	2020
	$ million	$ million
Funded plans:
UK Plan	137	82
US Plan	40	47
Other plans	(18)	(50)
	159	79
Unfunded plans:
Other plans	(91)	(94)
Retirement healthcare	(13)	(15)
	55	(30)
Amount recognised on the balance sheet – liability	(127)	(163)
Amount recognised on the balance sheet – asset	182	133

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

The 2018 and 2020 court cases in relation to Guaranteed Minimum Pensions do not impact the UK Plan as members were not contracted out of the State Earnings-Related Pension Scheme (SERPS) between 1990 and 1997.

The US Plan is governed by a US Pension Committee which comprises representatives of the Group. In the US, the Pension Protection Act (2006) established both a minimum required contribution and a maximum deductible contribution. Failure to contribute at least the minimum required amount will subject the Company to significant penalties, and contributions in excess of the maximum deductible have negative tax consequences. The minimum funding requirement is intended to fully fund the present value of accrued benefits over seven years.

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

Smith+Nephew Annual Report 2021	189

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.2 Reconciliation of retirement benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

			2021			2020
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Amounts recognised on the balance sheet at beginning of the period	(1,714)	1,684	(30)	(1,572)	1,542	(30)
Income statement expense:
Current service cost	(12)	–	(12)	(12)	–	(12)
Past service credit	(1)	–	(1)	5	–	5
Settlements	1	(1)	–	7	(7)	–
Interest (expense)/income	(25)	25	–	(33)	33	–
Administration costs and taxes	(3)	–	(3)	(2)	–	(2)
Costs recognised in income statement	(40)	24	(16)	(35)	26	(9)
Remeasurements:
Actuarial gain due to liability experience	2	–	2	6	–	6
Actuarial gain/(loss) due to financial assumptions change	43	–	43	(130)	–	(130)
Actuarial gain due to demographic assumptions	25	–	25	7	–	7
Return on plan assets greater than discount rate	–	9	9	–	127	127
Remeasurements recognised in OCI	70	9	79	(117)	127	10
Cash:
Employer contributions	–	14	14	–	8	8
Employee contributions	(3)	3	–	(3)	3	–
Benefits paid directly by the Group	2	–	2	2	–	2
Benefits paid, taxes and administration costs paid from scheme assets	79	(79)	–	68	(68)	–
Net cash	78	(62)	16	67	(57)	10

Exchange movements	24	(18)	6	(57)	46	(11)
Amount recognised on the balance sheet	(1,582)	1,637	55	(1,714)	1,684	(30)
Amount recognised on the balance sheet – liability	(271)	144	(127)	(312)	149	(163)
Amount recognised on the balance sheet – asset	(1,311)	1,493	182	(1,402)	1,535	133

Represented by:

			2021			2020
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
UK Plan	(819)	956	137	(881)	963	82
US Plan	(463)	503	40	(494)	541	47
Other Plans	(300)	178	(122)	(339)	180	(159)
Total	(1,582)	1,637	55	(1,714)	1,684	(30)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years and 10 years for the UK and US Plans respectively.

190	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2021	2020	2019
	$ million	$ million	$ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	4	10	3
Equity securities	84	91	103
Other bonds	50	49	44
Short dated credit fund	126	127	119
Liability driven investments	370	347	264
Diversified growth funds	89	89	97
	723	713	630
Other assets:
Insurance contract	233	250	239
Market value of assets	956	963	869
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	6	2	–
Equity securities	50	60	50
Government bonds – fixed interest	201	163	152
Corporate bonds	246	316	296
Market value of assets	503	541	498
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	5	5	4
Equity securities	55	51	47
Government bonds – fixed interest	5	9	6
Government bonds – index linked	4	4	4
Corporate and other bonds	11	10	10
Insurance contracts	33	37	41
Property	23	23	25
Other quoted securities	8	5	5
	144	144	142
Other assets:
Insurance contracts	34	36	33
Market value of assets	178	180	175
Total market value of assets	1,637	1,684	1,542

Smith+Nephew Annual Report 2021	191

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

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $93m (2020: $78m, 2019: $76m). Of this cost recognised for the year, $77m (2020: $69m, 2019: $66m) relates to defined contribution plans and $16m (2020: $9m, 2019: $10m) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in costs of goods sold, selling, general and administrative expenses, and research and development expenses. There were $nil outstanding payments as at 31 December 2021 due to be paid over to the plans (2020: $nil, 2019: $nil).

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US Plans are $nil (2020: $nil, 2019: $1m).

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2021	2020	2019
	% per annum	% per annum	% per annum
UK Plan:
Discount rate	1.9	1.3	1.9
Future salary increases	n/a	n/a	n/a
Future pension increases	3.4	2.9	3.0
Inflation (RPI)	3.4	2.9	3.0
Inflation (CPI)	2.7	2.1	2.2
US Plan:
Discount rate	2.7	2.4	3.2
Future salary increases	n/a	n/a	n/a
Inflation	n/a	n/a	n/a

192	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S3NA with projections in line with the CMI 2020 table and the US uses the PRI-2012 table with MP-2020 scale. The Directors have considered the impact of the COVID pandemic and, at the present time, do not believe that there is sufficient evidence to require a change in the long-term mortality assumptions. The Directors will continue to monitor any potential future impact on the mortality assumptions used.

The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2021	2020	2019
	years	years	years
Life expectancy at age 60
UK Plan:
Males	27.6	27.6	27.5
Females	30.1	30.1	30.0
US Plan:
Males	24.7	24.7	25.0
Females	26.8	26.8	27.2
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	29.1	29.1	29.0
Females	31.5	31.5	31.4
US Plan:
Males	24.6	24.6	25.2
Females	27.3	27.3	27.8

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

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:
Discount rate	-70.0	80.0	-2.0	2.0
Inflation	71.0	-65.0	1.0	-1.0
Mortality	39.0	-38.0	1.0	–
US Plan:
Discount rate	-23.0	25.0	–	–
Mortality	13.0	-14.0	–	–

Smith+Nephew Annual Report 2021	193

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.7 Risk

The pension plans expose the Group to the following risks:

Interest rate risk

Volatility in financial markets can change the calculations of the obligation significantly as the calculation of the obligation is linked to yields on AA rated corporate bonds. A decrease in the bond yield will increase the measure of plan liabilities, although this will be partially offset by increases in the value of matching plan assets such as bonds and insurance contracts.

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

18.8 Funding

A full valuation is performed by actuaries for the Trustees/Pension Committee of each plan to determine the level of funding required. Employer contribution rates, based on these full valuations, are agreed between the Trustees/Pension Committee of each plan and the Group. The assumptions used in the actuarial valuations used for funding purposes may differ from the accounting assumptions set out above.

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2020. Future accruals to the UK Plan ceased as at 31 December 2016. Contributions to the UK Plan in 2021 were $7m (2020: $nil, 2019: $6m). This included supplementary payments of $7m (2020: $nil, 2019: $6m).

Following the completion of the 30 September 2020 valuation, a dynamic contribution mechanism was agreed. Under that dynamic contribution mechanism, no further contributions were required in 2021.

US Plan

The most recent full actuarial valuation of the US Plan was undertaken as at 1 January 2021. The next full actuarial valuation will take place as at 1 January 2022. Future accruals to the US Plan ceased as at 31 March 2014. Contributions to the US Plan were $nil (2020: $nil, 2019: $nil) which represented supplementary payments of $nil (2020: $nil, 2019: $nil).

There are no planned supplementary contributions to the US Plan for 2022.

194	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2019	1,223,591	245	50	–	245
At 31 December 2020	1,223,591	245	50	–	245
At 31 December 2021	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2019	887,952	177	50	–	177
Share options	350	–	–	–	–
Shares cancelled	(3,095)	–	–	–	–
At 31 December 2019	885,207	177	50	–	177
Share options	327	–	–	–	–
Shares cancelled	(649)	–	–	–	–
At 31 December 2020	884,885	177	50	–	177
Share options	306	–	–	–	–
At 31 December 2021	885,191	177	50	–	177

The deferred shares were issued in 2006 in order to comply with English Company law. They are not listed on any stock exchange and have extremely limited rights and effectively have no value. These rights are summarised as follows:

-	The holder shall not be entitled to participate in the profits of the Company;
-	The holder shall not have any right to participate in any distribution of the Company’s assets on a winding-up or other distribution except that after the return of the nominal amount paid up on each share in the capital of the Company of any class other than the deferred shares and the distribution of a further $1,000 in respect of each such share there shall be distributed to a holder of a deferred share (for each deferred share held) an amount equal to the nominal value of the deferred share;
-	The holder shall not be entitled to receive notice, attend, speak or vote at any general meeting of the Company; and
-	The Company may create, allot and issue further shares or reduce or repay the whole or any part of its share capital or other capital reserves without obtaining the consent of the holders of the deferred shares.

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

Smith+Nephew Annual Report 2021	195

Group financial statements continued

Notes to the Group accounts continued

19 Equity continued

The Group considers the capital that it manages to be as follows:

	2021	2020	2019
	$ million	$ million	$ million
Share capital	177	177	177
Share premium	614	612	610
Capital redemption reserve	18	18	18
Treasury shares	(120)	(157)	(189)
Retained earnings and other reserves	4,879	4,629	4,525
	5,568	5,279	5,141

19.2 Treasury shares

Treasury shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. In 2021, the Group purchased a total of nil shares (2020: 0.6m shares) for a cost of $nil (2020: $16m).

The Smith & Nephew 2004 Employees’ Share Trust (Trust) was established to hold shares relating to the long-term incentive plans referred to in the Directors’ Remuneration Report. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The cost of the Trust is charged to the income statement as it accrues. A dividend waiver is in place in respect of those shares held under the long-term incentive plans. The Trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid.

The movements in Treasury shares and the Employees’ Share Trust are as follows:

		Employees’
	Treasury	Share Trust	Total
	$ million	$ million	$ million
At 1 January 2020	169	20	189
Shares purchased	16	–	16
Shares transferred from treasury	(26)	26	–
Shares transferred to Group beneficiaries	(12)	(25)	(37)
Shares cancelled	(11)	–	(11)
At 31 December 2020	136	21	157
Shares transferred from treasury	(30)	30	–
Shares transferred to Group beneficiaries	(13)	(24)	(37)
At 31 December 2021	93	27	120

		Employees’
	Treasury	Share Trust	Total
	Number	Number	Number
	of shares	of shares	of shares
	million	million	million
At 1 January 2020	10.2	1.3	11.5
Shares purchased	0.6	–	0.6
Shares transferred from treasury	(1.5)	1.5	–
Shares transferred to Group beneficiaries	(0.8)	(1.6)	(2.4)
Shares cancelled	(0.6)	–	(0.6)
At 31 December 2020	7.9	1.2	9.1
Shares transferred from treasury	(1.7)	1.7	–
Shares transferred to Group beneficiaries	(0.8)	(1.3)	(2.1)
At 31 December 2021	5.4	1.6	7.0

196	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

19.3 Dividends

	2021	2020	2019
	$ million	$ million	$ million
The following dividends were declared and paid in the year:
Ordinary final of 23.1¢ for 2020 (2019: 23.1¢, 2018: 22.0¢) paid 12 May 2021	203	202	192
Ordinary interim of 14.4¢ for 2021 (2020: 14.4¢, 2019: 14.4¢) paid 27 October 2021	126	126	126
	329	328	318

A final dividend for 2021 of 23.1 US cents per ordinary share was proposed by the Board on 22 February 2022 and will be paid, subject to shareholder approval, on 11 May 2022 to shareholders on the Register of Members on 1 April 2022. The estimated amount of this dividend is $203m. The Group pursues a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows. Future dividends will be dependent upon future earnings, the future financial condition of the Group and the Board’s dividend policy. The Board reviews the appropriate level of total annual dividend each year at the time of the full year results. Smith & Nephew plc, the Parent Company of the Group, is a non-trading investment holding company which derives its distributable reserves from dividends paid by subsidiary companies. The distributable reserves of the Parent Company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2021 amounted to $3,923m.

20 Cash flow statement

Accounting policy

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts, borrowings, loans and lease liabilities under current liabilities.

Analysis of net debt including lease liabilities

	Borrowings
	Cash	Overdrafts	Due within one year	Due after one year	Net currency swaps	Net interest swaps	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2019	365	(32)	(132)	(1,301)	(1)	(3)	(1,104)
Net cash flow/debt movement	(88)	12	125	(550)	2	–	(499)
Exchange adjustment	–	–	1	–	(1)	3	3
At 31 December 2019	277	(20)	(6)	(1,851)	–	–	(1,600)
IFRS 16 lease liabilities	–	–	(46)	(124)	–	–	(170)
Net debt including lease liabilities at 31 December 2019	277	(20)	(52)	(1,975)	–	–	(1,770)
Net cash flow/debt movement	1,484	9	(260)	(1,285)	(7)	–	(59)
Exchange adjustment	1	–	(2)	(79)	7	2	(71)
Corporate bond issuance expense	–	–	–	8	–	–	8
IFRS 16 lease liabilities movement	–	–	(12)	(22)	–	–	(34)
At 31 December 2020	1,762	(11)	(326)	(3,353)	–	2	(1,926)
Net cash flow/debt movement	(466)	7	(162)	429	4	–	(188)
Exchange adjustment	(6)	(1)	–	72	(4)	(2)	59
Corporate bond issuance expense	–	–	–	(1)	–	–	(1)
IFRS 16 lease liabilities movement	–	–	2	5	–	–	7
Net debt including lease liabilities at 31 December 2021	1,290	(5)	(486)	(2,848)	–	–	(2,049)

Smith+Nephew Annual Report 2021	197

Group financial statements continued

Notes to the Group accounts continued

20 Cash flow statement continued

Reconciliation of net cash flow to movement in net debt including lease liabilities

	2021	2020	2019
	$ million	$ million	$ million
Net cash flow from cash net of overdrafts	(459)	1,493	(76)
Settlement of currency swaps	4	(7)	2
Net cash flow from borrowings	267	(1,545)	(425)
Change in net debt from net cash flow	(188)	(59)	(499)
IFRS 16 lease liabilities	7	(34)	(170)
Exchange adjustment	59	(71)	3
Corporate bond issuance expense	(1)	8	–
Change in net debt in the year	(123)	(156)	(666)
Opening net debt	(1,926)	(1,770)	(1,104)
Closing net debt	(2,049)	(1,926)	(1,770)

Cash and cash equivalents

For the purposes of the Group cash flow statement cash and cash equivalents at 31 December 2021 comprise cash at bank net of bank overdrafts.

	2021	2020	2019
	$ million	$ million	$ million
Cash at bank	1,290	1,762	277
Bank overdrafts	(5)	(11)	(20)
Cash and cash equivalents	1,285	1,751	257

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management on the Group’s cash.

Cash outflows/(inflows) arising from financing activities

	Repayment	Borrowing	Proceeds from	Repayment	Cash outflow/			Proceeds from own
	of bank	of bank	Corporate	of lease	(inflow)		Purchase of	shares/issue of
	loans[1]	loans[1]	Bond issue	liabilities	from other	Dividends	own shares	ordinary shares	Total
2021	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	267	–	–	59	4	–	–	–	330
Equity	–	–	–	–	–	329	–	(14)	315
Total	267	–	–	59	4	329	–	(14)	645

2020
Debt	405	(950)	(1,000)	55	(7)	–	–	–	(1,497)
Equity	–	–	–	–	–	328	16	(11)	333
Total	405	(950)	(1,000)	55	(7)	328	16	(11)	(1,164)

2019
Debt	865	(1,290)	–	46	2	–	–	–	(377)
Equity	–	–	–	–	–	318	63	(11)	370
Total	865	(1,290)	–	46	2	318	63	(11)	(7)
1	This includes drawdown and repayment of the syndicated revolving credit facility.

198	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

Year ended 31 December 2021

On 4 January 2021, the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Extremity Orthopaedics’). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline. The transaction comprised the acquisition of the entire issued share capital of two wholly owned US subsidiaries of Integra LifeSciences Holdings Corporation group and certain assets of the Extremity Orthopaedics business held both in and outside the US. The maximum consideration is $240m and the fair value of consideration is $236m and includes no deferred or contingent consideration.

The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Extremity Orthopaedics into the Group’s existing business, and is expected to be partly deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Extremity Orthopaedics
$ million
Intangible assets – Product-related	101
Intangible assets – Customer-related	11
Property, plant and equipment	22
Inventory	41
Other payables	(23)
Net deferred tax liability	(12)
Net assets	140
Goodwill	96
Consideration (net of $nil cash acquired)	236

The product-related intangible assets were valued using an excess earnings methodology with the key inputs being revenue, profit and discount rate. The cash outflow from acquisitions of $285m (2020: $170m) comprises payments of consideration of $236m (2020: $117m) relating to the acquisition which completed in the current year and payments of deferred and contingent consideration of $49m (2020: $53m) relating to acquisitions completed in prior years.

The carrying value of goodwill increased from $2,928m at 31 December 2020 to $2,989m at 31 December 2021. The acquisition in the year ended 31 December 2021 increased goodwill by $96m, this was partially offset by foreign exchange movements of $35m.

For the year ended 31 December 2021 the contribution from Extremity Orthopaedics to revenue was $82m and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2020

On 23 January 2020, the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc. (‘Tusker’), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140m and the fair value of consideration is $139m and includes $6m of deferred consideration and $35m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes. The acquisition accounting was completed in 2021 with no adjustments to the fair value disclosed in the Group's 2020 Annual Report.

Smith+Nephew Annual Report 2021	199

Group financial statements continued

Notes to the Group accounts continued

21 Acquisitions continued

For the year ended 31 December 2020, the contribution to revenue and profit from Tusker was immaterial. If the business combination had occurred at the beginning of the year, the contribution to revenue and profit would also have been immaterial.

The fair value of assets acquired and liabilities assumed are set out below:

Tusker
$ million
Intangible assets – Product-related	53
Property, plant and equipment	6
Other receivables	1
Trade and other payables	(6)
Non-current liabilities	(3)
Net deferred tax asset	5
Net assets	56
Goodwill	83
Consideration (net of $nil cash acquired)	139

During the year ended 31 December 2020, the Group also completed two other smaller acquisitions in the spheres of remote physical therapy and arthroscopic enabling technology. The maximum aggregated consideration is $41m and the fair value of consideration is $26m and includes $3m of deferred consideration and $17m of contingent consideration. The fair value of aggregate assets acquired is: intangible assets of $8m, property and other net assets of $2m. The goodwill arising on these acquisitions is $16m, which is not expected to be deductible for tax purposes, and is attributable to future iterations of the technologies and the synergies that can be expected from integrating these acquisitions into the Group’s existing business.

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

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (‘Osiris’), a fast-growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition provides the Group with a fast-growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in wound management, filling an important need not previously adequately addressed in our portfolio. Cash consideration was $660m with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business. During the year ended 31 December 2020, adjustments were made to the fair value of the provisions, net deferred tax liability and trade and other payables. These adjustments were made during the one-year measurement period in accordance with the requirements of IFRS 3. The net impact of these adjustments was $3m and has been reflected in the fair value of goodwill, reducing it from $301m to $298m.

200	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

On 1 July 2019, the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl (‘Atracsys’), a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes. The fair value of consideration is $42m which includes $14m of deferred consideration and $5m of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $6m. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys into the Group’s existing business.

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

The fair values of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR	Atracsys
	$ million	$ million	$ million	$ million	$ million
Intangible assets – Product-related	43	284	14	–	9
Intangible assets – Technology	–	–	–	75	–
Intangible assets – Customer-related	–	80	–	9	1
Property, plant and equipment	2	6	–	–	1
Investments	–	17	–	–	–
Other non-current assets	–	4	–	–	–
Inventory	2	9	1	–	1
Trade and other receivables	1	49	1	–	1
Trade and other payables	(4)	(34)	(1)	–	(1)
Provisions	–	(14)	–	–	–
Non-current liabilities	–	(7)	–	–	–
Net deferred tax asset/(liability)	1	(56)	1	–	(1)
Net assets	45	338	16	84	11
Goodwill	49	298	37	23	31
Consideration (net of cash acquired1)	94	636	53	107	42

1	Cash acquired is as follows: Ceterix: $2m; Osiris: $24m; Leaf: $1m; Brainlab OJR: $nil; and Atracsys: $nil.

Smith+Nephew Annual Report 2021	201

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

The Group operates the following equity-settled executive and employee share plans: Smith & Nephew Global Share Plan 2010, Smith & Nephew Global Share Plan 2020, Smith & Nephew ShareSave Plan (2012) and Smith & Nephew International ShareSave Plan (2012). At 31 December 2021, 4,472,000 options (2020: 4,582,000, 2019: 4,519,000) were outstanding with a range of exercise prices from 650 to 1,541 pence.

At 31 December 2021, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was 5,997,000 (2020: 4,704,000, 2019: 4,947,000). These include conditional share awards granted to senior employees and equity and performance share awards granted to senior executives under the Global Share Plan 2010 and Global Share Plan 2020.

The expense charged to the income statement for share-based payments for the year is $41m (2020: $26m, 2019: $32m).

22.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements are $nil (2020: $nil, 2019: $nil).

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2021	2020	2019
	$ million	$ million	$ million
Short-term employee benefits	16	12	18
Share-based payments expense	7	5	5
Pension and post-employment benefit entitlements	1	2	2
Compensation for loss of office	–	–	6
	24	19	31

Retirement benefit schemes

Details of the Group’s retirement benefit schemes are set out in Note 18.

23 Post balance sheet events

On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US. This acquisition strongly supports Smith+Nephew’s Strategy for Growth by transforming our business through innovation and acquisition, while also providing differentiation for our customers.

This acquisition will be treated as a business combination under IFRS 3. The maximum consideration, all payable in cash, is $135m and the provisional fair value consideration is $132m and includes $32m of contingent consideration. The provisional value of acquired net tangible assets is not material and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets (product-related) and goodwill, with the majority expected to be goodwill representing the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes.

202	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Company financial statements

Company balance sheet

		At 31 December	At 31 December
		2021	2020
	Notes	$ million	$ million
Fixed assets
Investments	2	7,092	7,092
Current assets
Debtors	3	2,852	2,918
Cash at bank	5	1,142	1,629
		3,994	4,547
Creditors: amounts falling due within one year
Borrowings	5	(432)	(270)
Other creditors	4	(949)	(2,884)
		(1,381)	(3,154)
Net current assets		2,613	1,393
Total assets less current liabilities		9,705	8,485
Creditors: amounts falling due after one year
Borrowings	5	(2,707)	(3,207)
Total assets less total liabilities		6,998	5,278

Equity shareholders’ funds
Share capital		177	177
Share premium		614	612
Capital redemption reserve		18	18
Capital reserve		2,266	2,266
Treasury shares		(120)	(157)
Exchange reserve		(52)	(52)
Profit and loss account		4,095	2,414
Shareholders’ funds		6,998	5,278

The accounts were approved by the Board and authorised for issue on 22 February 2022 and signed on its behalf by:

Roberto Quarta	Roland Diggelmann	Anne-Françoise Nesmes
Chair	Chief Executive Officer	Chief Financial Officer

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2021	203

Company financial statements continued

Statement of changes in equity

			Capital					Total
	Share	Share	redemption	Capital	Treasury	Exchange	Profit and	shareholders’
	capital	premium	reserve	reserve	shares	reserve	loss account	funds
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2020	177	610	18	2,266	(189)	(52)	2,291	5,121
Attributable profit for the year	–	–	–	–	–	–	464	464
Equity dividends paid in the year	–	–	–	–	–	–	(328)	(328)
Share-based payments recognised[1]	–	–	–	–	–	–	26	26
Cost of shares transferred to beneficiaries	–	–	–	–	37	–	(28)	9
New shares issued on exercise of share options	–	2	–	–	–	–	–	2
Cancellation of treasury shares	–	–	–	–	11	–	(11)	–
Treasury shares purchased	–	–	–	–	(16)	–	–	(16)
At 31 December 2020	177	612	18	2,266	(157)	(52)	2,414	5,278
Attributable profit for the year							1,994	1,994
Equity dividends paid in the year	–	–	–	–	–	–	(329)	(329)
Share-based payments recognised[1]	–	–	–	–	–	–	41	41
Cost of shares transferred to beneficiaries	–	–	–	–	37	–	(25)	12
New shares issued on exercise of share options	–	2	–	–	–	–	–	2
At 31 December 2021	177	614	18	2,266	(120)	(52)	4,095	6,998

1	The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees. The disclosure relating to the Company is detailed in Note 22.1 of the Notes to the Group accounts.

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $3,923m (2020: $2,205m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $1,994m (2020: $464m). The increase in attributable profit from the prior year is primarily due to higher dividends received from subsidiaries.

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
             203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

204	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

As the consolidated financial statements include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures:

- IFRS 2 Share Based Payments in respect of Group-settled share-based payments; and

- Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures.

The Company proposes to continue to adopt the Reduced Disclosure Framework of FRS 101 in its next financial statements.

2 Investments

Accounting policy Investments in subsidiaries are stated at cost less provision for impairment.

	2021	2020
	$ million	$ million
At 1 January and 31 December	7,092	7,092

Investments represent holdings in subsidiary undertakings. In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 8.

3 Debtors

	2021	2020
	$ million	$ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,795	2,836
Prepayments and accrued income	–	1
Current asset derivatives – forward foreign exchange contracts	37	20
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	18	57
Current asset derivatives – currency swaps	2	2
Current asset derivatives – interest rate swaps	–	2
	2,852	2,918

Allowance losses on amounts owed by subsidiary undertakings are calculated by reviewing 12-month expected credit losses using historic and forward-looking data on credit risk. The loss allowance expense for the year was de minimis (2020: de minimis).

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	205

Company financial statements continued

Notes to the Company accounts continued

4 Other creditors

	2021	2020
	$ million	$ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	881	2,790
Other creditors	12	15
Current liability derivatives – forward foreign exchange contracts	17	57
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	37	20
Current liability derivatives – currency swaps	2	2
	949	2,884

5 Cash and borrowings

Accounting policy

Financial instruments

Currency swaps are used to match foreign currency assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2021	2020
	$ million	$ million
Bank loans, borrowing and overdrafts due within one year or on demand	432	270
Borrowings due after one year	2,707	3,207
Borrowings	3,139	3,477
Cash at bank	(1,142)	(1,629)
Credit balance on derivatives – interest rate swaps	–	(2)
Net debt	1,997	1,846

All currency swaps are stated at fair value. Gross US Dollar equivalents of $337m (2020: $381m) receivable and $337m (2020: $381m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2020 and 2019 to hedge intra-group loans.

6 Contingencies

	2021	2020
	$ million	$ million
Guarantees in respect of subsidiary undertakings	–	–

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

7 Deferred taxation

The Company has gross unused capital losses of $84m (2020: $85m) available for offset against future chargeable gains. No deferred tax asset has been recognised on these unused losses as they are not expected to be realised in the foreseeable future.

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

206	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

8 Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, associates, joint arrangements, joint ventures and partnerships are listed below as at 31 December 2021, including their country of incorporation. All companies are 100% owned, unless otherwise indicated. The share capital disclosed comprises ordinary shares which are indirectly held by Smith & Nephew plc, unless otherwise stated.

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
UK			Smith & Nephew S.A.S.	France	Neuilly-sur-Seine
Michelson Diagnostic Limited[3] (7.3%)	England & Wales	Kent	Smith & Nephew Business Services GmbH & Co. KG1	Germany	Hamburg
Neotherix Limited[3] (24.9%)	England & Wales	York	Smith & Nephew Business Services Verwaltungs GmbH	Germany	Hamburg
Smith & Nephew (Overseas) Limited[1,5]	England & Wales	Watford	Smith & Nephew Deutschland (Holding) GmbH[1]	Germany	Hamburg
Smith & Nephew Beta Limited[2]	England & Wales	Watford	Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew China Holdings UK Limited[1]	England & Wales	Watford	Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Smith & Nephew Employees Trustees Limited[2]	England & Wales	Watford	Smith & Nephew Robotics GmbH	Germany	Munich
Smith & Nephew ESN Limited[2]	England & Wales	Watford	Smith & Nephew (Ireland) Trading Limited	Ireland	Dublin
Smith & Nephew Extruded Films Limited[2]	England & Wales	Hull	Smith & Nephew S.r.l.	Italy	Milan
Smith & Nephew Finance[2]	England & Wales	Watford	Smith & Nephew International S.A.[1]	Luxembourg	Luxembourg
Smith & Nephew Finance Oratec[2]	England & Wales	Watford	Smith & Nephew (Europe) B.V.[1]	Netherlands	Amsterdam, 2132NP
Smith & Nephew Group Services Limited	England & Wales	Watford	Smith & Nephew B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Healthcare Limited[2]	England & Wales	Hull	Smith & Nephew Nederland CV	Netherlands	Amsterdam, 2132NP
Smith & Nephew Investment Holdings Limited[1]	England & Wales	Watford	Smith & Nephew Operations B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Lilia Limited[2]	England & Wales	Watford	Serda B.V.[3] (49.0%)	Netherlands	Amsterdam, 1105BP
Smith & Nephew Medical Fabrics Limited[2]	England & Wales	Watford	Smith & Nephew AS	Norway	Oslo
Smith & Nephew Medical Limited	England & Wales	Hull	Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew Nominee Company Limited[2]	England & Wales	Watford	Smith & Nephew Lda	Portugal	Lisbon
Smith & Nephew Nominee Services Limited[2]	England & Wales	Watford	S&N ORION PRIME, S.A.	Portugal	Coimbra
Smith & Nephew Orthopaedics Limited	England & Wales	Watford	DC LLC	Russian Federation	Puschino
Smith & Nephew Pharmaceuticals Limited[2]	England & Wales	Hull	Smith & Nephew LLC	Russian Federation	Moscow
Smith & Nephew Raisegrade Limited[1,2]	England & Wales	Watford	Smith & Nephew S.A.U	Spain	Barcelona
Smith & Nephew Rareletter Limited[2]	England & Wales	Watford	Smith & Nephew Aktiebolag	Sweden	Molndal
Smith & Nephew Trading Group Limited[1]	England & Wales	Watford	Lumina Adhesives AB3 (3.04%)	Sweden	Gothenburg
Smith & Nephew UK Executive Pension Scheme Trustee Limited[2]	England & Wales	Watford	Atracsys Sàrl	Switzerland	Puidoux
Smith & Nephew UK Limited[1,5]	England & Wales	Watford	Plus Orthopedics Holding AG1	Switzerland	Zug
Smith & Nephew UK Pension Fund Trustee Limited[2]	England & Wales	Watford	Smith & Nephew Manufacturing AG	Switzerland	Aarau
Smith & Nephew USD Limited[1]	England & Wales	Watford	Smith & Nephew Orthopaedics AG1	Switzerland	Zug
Smith & Nephew USD One Limited[1]	England & Wales	Watford	Smith & Nephew Schweiz AG	Switzerland	Zug
T.J.Smith and Nephew,Limited	England & Wales	Hull	Smith & Nephew AG	Switzerland	Zug
The Albion Soap Company Limited[2]	England & Wales	Watford	Smith & Nephew Orthopaedics AG Aarau Branch[6]	Switzerland	Aarau
TP Limited[1]	Scotland	Edinburgh
Rest of Europe
Smith & Nephew GmbH	Austria	Vienna
ArthroCare Belgium BV2	Belgium	Zaventem
Smith & Nephew S.A.-N.V	Belgium	Zaventem
Smith & Nephew A/S	Denmark	Hoersholm
Smith & Nephew Oy	Finland	Helsinki
Smith & Nephew France SAS[1]	France	Neuilly-sur-Seine

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages

              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	207

Company financial statements continued

Notes to the Company accounts continued

8 Group companies continued

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
US			Smith & Nephew (Alberta) Inc.[2]	Canada	Calgary
Arthrocare Corporation	United States	Wilmington	Smith & Nephew Inc.[1]	Canada	Toronto
Ascension Orthopedics, Inc.	United States	Wilmington	Tenet Medical Engineering, Inc.	Canada	Calgary
Austin Miller Trauma LLC	United States	Wilmington Centreville	Smith & Nephew Finance Holdings Limited[5]	Cayman Islands	George Town 1104
Bioventus Inc.[3,7] (29.23%)	United States	Wilmington	TEAMfund, LP3 (6.765%)	Cayman Islands	George Town 9008
Bioventus LLC[3,8] (20.96%)	United States	Wilmington	ArthoCare Medical Devices (Beijing) Co. Limited[4]	China	Chao Yang District, Beijing
Blue Belt Holdings, Inc.[1]	United States	Wilmington	Plus Orthopedics (Beijing) Co. Limited[2]	China	Shunyi District, Beijing
Blue Belt Technologies, Inc.	United States	Philadelphia	Smith & Nephew Medical (Shanghai) Limited	China	Shanghai Ao Na Rd
Ceterix Orthopaedics, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Beijing Branch[6]	China	Dong Cheng
CRES Holdings, Inc.³ (0.99%)	United States	Dover NBR	Smith & Nephew Medical (Shanghai) Limited Chengdu Branch[6]	China	Wu Hou
Healicoil, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Guangzhou Branch[6]	China	Yue Xiu
Hipco, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Shanghai Branch[6]	China	Jing’an
Integrated Shoulder Collaboration, Inc.	United States	Wilmington 19808	Smith & Nephew Medical (Shanghai) Limited Shanghai Second Branch[6]	China	Shanghai Xin Jin Qiao Rd
Leaf Healthcare Inc.	United States	Wilmington	Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City
Memphis Biomed Ventures I, LP3 (4.26%)	United States	Dover GD	Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China	Kechuang Dongliujie
Miach Orthopaedics, Inc³ (10.09%)	United States	Dover GD	S&N Holdings SAS[1]	Colombia	Bogota
MiJourney, LLC	United States	Pennsylvania	Smith & Nephew Colombia S.A.S	Colombia	Bogota
Oratec Interventions, Inc.	United States	Wilmington	ArthroCare Costa Rica Srl	Costa Rica	Alajuela
Orthopaedic Biosystems Ltd., Inc.	United States	Phoenix	Smith & Nephew Curaçao N.V.	Curaçao	Willemstad
Osiris Therapeutics, Inc.	United States	Columbia	Smith & Nephew Beijing Holdings Limited[1]	Hong Kong	Hong Kong
OsteoBiologics, Inc.	United States	Wilmington	Smith & Nephew Limited	Hong Kong	Hong Kong
Plus Orthopedics LLC	United States	Wilmington	Smith & Nephew Suzhou Holdings Limited[1]	Hong Kong	Hong Kong
Rotation Medical, Inc.	United States	Wilmington	Adler Mediequip Private Limited	India	Pune
Sinopsys Surgical, Inc.[3] (1.44%)	United States	Wilmington	Smith & Nephew Healthcare Private Limited	India	Mumbai
Smith & Nephew Consolidated, Inc.[1]	United States	Wilmington	Smith & Nephew KK	Japan	Tokyo
Smith & Nephew, Inc.[1]	United States	Wilmington	Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul
Surgical Frontiers Series I, LLC[3] (33.46%)	United States	Dover GD	Smith & Nephew Healthcare Sdn. Bhd	Malaysia	Kuala Lumpur
Trice Medical Inc.[3] (3.3%)	United States	Wilmington 19808	Smith & Nephew Operations Sdn. Bhd	Malaysia	Kuala Lumpur
Tusker Medical, Inc.	United States	Wilmington 19808	Smith & Nephew Services Sdn. Bhd	Malaysia	Kuala Lumpur
Africa, Asia, Australasia and Other Americas			Smith & Nephew S.A. de C.V.	Mexico	Mexico City
Smith & Nephew Argentina S.R.L.[2]	Argentina	Buenos Aires	Smith & Nephew Limited[1]	New Zealand	Auckland
Smith & Nephew Pty Limited	Australia	North Ryde	Smith & Nephew Superannuation Scheme Limited	New Zealand	Auckland
Smith & Nephew Surgical Holdings Pty Limited[1,2]	Australia	North Ryde	Smith & Nephew (Overseas) Limited Philippines Branch[2,6]	Philippines	Manila
Smith & Nephew Surgical Pty Limited[2]	Australia	North Ryde	Smith & Nephew, Inc.	Puerto Rico	San Juan
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo	Smith & Nephew Asia Pacific Pte. Limited[1]	Singapore	Singapore
Smith & Nephew Comercio de Produtos Medicos LTDA, Diadema Branch[6]	Brazil	Diadema	Smith & Nephew Pte Limited	Singapore	Singapore
Smith & Nephew Comercio de Produtos Medicos LTDA, Rio de Janeiro Branch[6]	Brazil	Rio de Janeiro
Smith & Nephew Comercio de Produtos Medicos LTDA, São José dos Campos Branch[6]	Brazil	São José

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

208	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Company name	Country of operation and incorporation	Registered Office	Registered Office addresses
			Coimbra	Rua Pedro Nunes, Instituto Pedro Nunes, Edificio IPN-D, 3030-199, Coimbra, Portugal
Smith & Nephew (Pty) Limited[1]	South Africa	Westville	Moscow	2nd Syromyatnichesky Lane, Moscow, 105120, Russian Federation
Smith & Nephew Pharmaceuticals (Proprietary) Limited[2]	South Africa	Westville	Puschino	8/1 Stroiteley Street, 142290, City of Puschino, Moscow Region, Russian Federation
Smith & Nephew (Overseas) Limited Taiwan Branch[6]	Taiwan	Taipei	Barcelona	Edificio Conata I, c/Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok	Molndal	PO Box 143, S-431 22 Molndal, Sweden
Sri Siam Medical Limited[4]	Thailand	Lumpini Phatumwan, Bangkok	Gothenburg	Varbergsgatan 2A/412 65 Göteborg, Sweden
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Istanbul	Puidoux	Route du Verney 20, 1070, Puidoux, Switzerland
Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai	Zug	Theilerstrasse 1A, 6300, Zug, Switzerland
Smith & Nephew FZE (DHCC Branch) [6]	United Arab Emirates	HealthCare City, Dubai	Aarau	Schachenallee 29, 5000, Aarau, Switzerland

1 Holding company.
2 Dormant company.			US
3 Not 100% owned by Smith & Nephew Group.			Wilmington	CT Corporation, 1209 Orange Street, Wilmington DE 19801, USA
4 In liquidation.			Wilmington Centreville	Corporation Services Company, Suite 400, 2711, Centreville Road, Wilmington DE, USA
5 Directly owned by Smith & Nephew plc.			Philadelphia	CT Corporation 1515 Market Street, Philadelphia, PA 19102, USA
6 Branch of a company in Smith & Nephew Group.			Dover NBR	850 New Burton Road, Suite 201, City of Dover, County of Kent DE 19904, USA
7 Represents 29.23% voting rights and 8.27% economic interest.			Wilmington 19808	251 Little Falls Drive, Wilmington DE 19808, USA
8 Represents 20.96% economic interest.			Dover GD	160 Greentree Drive, Suite 101, Dover, DE, 19904, USA
			Pennsylvania	63 Burke Road, Cranberry Township, Butler County PA 16066, USA
Registered Office addresses			Phoenix	CT Corporation System, 3800 North Central Avenue, Phoenix AZ 85012, USA
UK			Columbia	7015 Albert Einstein Dr., Columbia, Howard County MD 21046 USA
Watford	Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE		Africa, Asia, Australasia and Other Americas
Kent	Ground Floor, Eclipse House, Eclipse Park, Sittingbourne Road, Maidstone, Kent, ME14 3EN		Buenos Aires	Maipu 1300, 13th Floor, Buenos Aires, Argentina
York	25, Carr Lane, York, YO26 5HT		North Ryde	85 Waterloo Road, North Ryde, NSW 2113, Australia
Hull	101 Hessle Road, Hull, HU3 2BN		São Paulo	Av. das Nações Unidas, 14171- 23º andar – Torre C- Crystal, Vila Gertrudes, São Paulo, CEP 043794-000, Brazil
Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN		Diadema	Avenida Fagundes de Oliveira, 538, Piraporinha, Mbigucci Diadema Business Park, Module B21 and B22, City of Diadema São Paulo CEP 09950-300 Brazil
Rest of Europe			Rio de Janeiro	Rua Francisco de Sousa e Melo, 1590, Galpao 3 Armazem 103 parte, Bairro Cordovil, Rio de Janeiro, CEP 21010-900, Brazil
Vienna	Concorde Business Park, 1/C/3 2320, Schwechat, Austria		São José	Rua Dionizio Chinelato, nº 100 Eldorado, City of São José dos Campos, São Paulo, CEP 12238-578, Brazil
Zaventem	Ikaroslaan 45, Gebouw D, 1930 Zaventem, Belgium		Calgary	3500-855-2 Street SW, Calgary AB T2P 4J8, Canada
Hoersholm	Slotsmarken 14, Hoersholm, DK-2970, Denmark		Toronto	199, Bay Street, 4000, Toronto, Ontario M5L 1A9, Canada
Helsinki	Ayritie 12 C, 01510, Vantaa, Finland		Georgetown 1104	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Neuilly-sur-Seine	40-52, Boulevard du Parc, 92200 Neuilly-sur-Seine, France
Hamburg	Friesenweg 4, Haus 21, 22763, Hamburg, Germany
Munich	Konrad-Zuse-Platz 8, 81829, Munich, Germany
Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany
Dublin	13-18 City Quay, Dublin 2, D02 ED70, Ireland
Milan	Via de Capitani 2A, 20864, Agrate Brianza, MI, Italy
Luxembourg	1A, rue Jean Piret, L-2350, Luxembourg, Luxembourg
Amsterdam 2132NP	Bloemlaan 2, 2132NP, Hoofddorp, The Netherlands
Amsterdam 1105BP	Paasheuvelweg 25, 1105BP, Amsterdam, The Netherlands
Oslo	Nye Vakas vei 64, 1395, Hvalsted, Norway
Warsaw	Ul Osmanska 12, 02-823, Warsaw, Poland
Lisbon	Estrada Nacional no 10 ao Km. 131, Parque Tejo – Bloco C, 2625-445 Forte de Casa, Vila Franca de Xira, Portugal

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	209

Company financial statements continued

Notes to the Company accounts continued

8 Group companies continued

Registered Office addresses		Registered Office addresses
Georgetown 9008	Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1 -9008, Cayman Islands	Mumbai	501-B – 509-B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai-59, Maharashtra, India
Chao Yang District, Beijing	Room 17-021, Internal B17 floor, B3-24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China	Tokyo	2-4-1, Shiba-Koen, Minato-Ku, Tokyo 105 0011, Japan
Shunyi District, Beijing	22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China	Seoul	13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159-1 Samsung-dong, Seoul, Korea
Shanghai Ao Na Rd	Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China	Kuala Lumpur	Level 25, Menara Hong Leong, NO. 6 Jalan Damanlela Bukit Damansara Kuala Lumpur W.P. 50490 Kuala Lumpur, Malaysia
Dong Cheng District	Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street Dong Cheng District, Beijing, China	Mexico City	Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico
Wu Hou District	No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China	Auckland	621 Rosebank Road, Avondale, Auckland, 1026, New Zealand
Yue Xiu District	Room 2503, No 33, 6th Jian She Rd, Yue Xiu District, Guang Zhou, China	Manila	6/F Alfaro St, Salcedo Village, Makati City, Metro Manila, Philippines
Jing'an District	Unit 09, Nominal Level 12 (Actual Level 11), Central Section of Bohua Square Office Tower, No. 669 Xinzha Road, Jing’an District, Shanghai, China	San Juan	Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico
Shanghai Xin Jin Qiao Rd	Room 102, Floor 1, Building 3 (B1), No. 1599, Xin Jin Qiao Road China (Shanghai) Pilot Free Trade Zone, Shanghai, China	Singapore	29 Media Circle, #06-05, Alice@Mediapolis, Singapore, 138565, Singapore
Suzhou City	12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China	Westville	30 The Boulevard, Westway Office Park, Westville, 3629, South Africa
Kechuang Dongliujie	No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China	Taipei	9F-2, No. 50, Sec. 1, Xinsheng South Road, Zhongzheng District Taipei City 10059, Taiwan
Bogota	Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., Colombia	Huai Khwang District, Bangkok	16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand
Alajuela	Building B32, 50 meters South of Revisión Téchnica Vehicular, Province de Alajuela, Canton Alajuela, Coyol Free Zone, District San José, Costa Rica	Lumpini Phatumwan, Bangkok	16th Floor, GPF Witthayu Tower A, 93/1 Wireless Road, Lumpini, Phatumwan, Bangkok, 10330, Thailand
Willemstad	Pietermaai 15, PO Box 4905, Curaçao	Istanbul	Mahmutbey Mahallesi, 2538. Sokak, Kısık Plaza Apt. No:6/Z1, Istanbul, Bağcılar, Turkey
Hong Kong	Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong	Jebel Ali, Dubai	PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates
Pune	Podium Floor Tower 4, World Trade Center S No1 Kharadi, Pune, Maharashtra-MH, 411014, India	HealthCare City, Dubai	Floor 1, Building 52, Dubai Healthcare City, Dubai, United Arab Emirates

9 Subsidiary undertakings exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2021:

–	Smith & Nephew China Holdings UK Limited (Registration number: 9152387)
–	Smith & Nephew Investment Holdings Limited (Registration number: 384546)
–	Smith & Nephew Trading Group Limited (Registration number: 681256)
–	Smith & Nephew USD One Limited (Registration number: 10428326)
–	TP Limited (Registration number: SC005366)

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              203–210 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

210	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Group information

Business overview and Group history

Since 2019, Smith+Nephew’s operations have been organised into three global franchises (Orthopaedics, Sports Medicine & ENT and Advanced Wound Management) within the medical technology industry.

The Group has a history dating back more than 160 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK, in 1856. Following his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

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

The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. The Orthopaedics manufacturing facilities in Memphis are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

Smith+Nephew Annual Report 2021	211

Other information

Risk factors

There are known and unknown risks and uncertainties relating to Smith+Nephew’s business. The factors listed on pages 212–217 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith+Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith+Nephew’s business, financial position or results of operations.

Global supply chain

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield, Columbia and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Suzhou and Beijing in China and Alajuela in Costa Rica. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Further, disruptions which have taken place at these sites as a result of the ongoing COVID pandemic (including government restrictions on imports and exports and decreased access to supply channels due to travel restrictions) have had and may continue to have an adverse effect on the results of operations. Physical loss and consequential loss insurance is carried to cover major physical disruption to these sites but is subject to limits and deductibles, generally does not cover COVID pandemic related disruptions, and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages. Further, as part of the Group’s operations and commercial excellence program, we are transferring our warehouse and distribution services to third party suppliers. There is a risk that this transition, whilst planned, may adversely impact the supply of products to our markets.

As we continue to move our warehouse and distribution functions to an external supplier there is a risk that, if the transition does not go as planned, the supply of products to our markets will be disrupted and impact our performance.

The Group is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier. Disruptions in the supply chains and operations of our suppliers as a result of the COVID pandemic could result in an increase in our costs of production and distribution. These suppliers must provide the materials in compliance with legal requirements and perform the activities to the Group’s standard of quality requirements. A supplier’s failure to comply with legal requirements or otherwise meet expected quality standards could create liability for the Group and adversely affect sales of the Group’s related products. The Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Interruption of supply caused by these or other factors has had and may continue to have a negative impact on Smith+Nephew’s revenue and operating profit.

The Group will, from time to time, including as part of the Operations and Commercial Excellence programme, outsource or insource the manufacture of components and finished products to or from third parties and will periodically relocate the manufacture of product and/or processes between existing and/or new facilities. While these are planned activities, with these transfers there is a risk of disruption to supply.

Natural disasters can also lead to manufacturing and supply delays, product shortages, excess inventory, unanticipated costs, lost revenues and damage to reputation. In addition, new environmental regulation or more aggressive enforcement of existing regulations can impact the Group’s ability to manufacture, sterilise and supply product. In addition, our physical assets and supply chains are vulnerable to weather and climate change (eg sea level rise, increased frequency and severity of extreme weather events, and stress on water resources). Where such events impact a manufacturing facility, we may be unable to manufacture products. In this case, if there is no other facility that can manufacture the relevant products we may not be able to supply those products to our customers. The Group is exposed to increasing salary and wage costs for its manufacturing and distribution employees and contractors. These cost increases may adversely impact the Group’s performance.

Requirements of global regulatory agencies have become more stringent in recent years and we expect them to continue to do so. The Group’s Quality and Regulatory Affairs team is leading a major Group-wide programme to prepare for implementation of the EU Medical Devices Regulation (MDR), which came into force in May 2017, with an initial expected three-year transition period until May 2020. Due to the COVID pandemic, the European Commission published a formal proposal in April 2020, announcing the delay to the implementation by 12 months to 26 May 2021. The regulation includes new requirements for the manufacture, supply and sale of all CE marked products sold in Europe (ie those products that conform with health, safety and environmental protection standards within the European Economic Area) and requires the re-registration of all medical devices, regardless of where they are manufactured. Smith+Nephew expects there will be significant capacity constraints under the new European system, given the small number of notified bodies certified under MDR to date. This could cause delays for medical device approvals for the industry more broadly and may result in delays for patients. The European Commission has taken some important steps to aid implementation, including delaying the EU database (EUDAMED) and passing a Corrigendum to give a longer implementation

212	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

timeline for certain Class 1R devices (ie reusable surgical instruments), which helps address certain of the capacity constraint concerns. The Group operates with a global remit and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption. Additional risks to supply include inadequate sales and operational planning and inadequate supply chain or manufacturing capacity to support customer demand and growth.

Business continuity and business change

The COVID pandemic

Widespread outbreaks of infectious diseases, such as the COVID pandemic, create uncertainty and challenges for the Group. The challenges created by the ongoing COVID pandemic include, but are not limited to, declines in and cancellations of elective procedures at medical facilities, disruptions at manufacturing facilities and disruptions in supply and other commercial activities due to travel restrictions and government restrictions on exports. While vaccines have been widely rolled out in the UK and other parts of the world, as newer, more severe variants of COVID emerge, there remains uncertainty about the continued protection (and duration of protection) offered by such vaccines. The length, severity and geographical variation of the outbreak and pace of recovery are not clear and there could be an increased impact on us depending on these factors.

The impact of the ongoing COVID pandemic on our businesses worldwide has been strongly correlated with lockdown restrictions and the easing thereof. Any additional restrictions placed on elective procedures would have an adverse impact on the Group’s revenue growth and operating and trading profit margins. The extent of the impact would depend on the length, severity and geographical variation of restrictions on elective procedures. The impacts of the COVID pandemic and related response measures worldwide, including those described above, have had and may continue to have an adverse effect on global economic conditions, as well as on our business, results of operations, cash flows and financial condition and the ongoing COVID pandemic may also have the effect of heightening many of the other risk factors described below.

Sustainability

The impact of climate-related changes such as severe weather patterns, global temperature and sea level rises may lead to internal and external disruptions to our supply chain and manufacturing operations, leading to a negative impact on our business operations.

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

Additional commercial execution risks include medical facilities stopping or severely restricting sales rep access due to ongoing COVID precautions and the ongoing COVID pandemic driving a shift from clinic to home care.

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

Customer sustainability expectations

Our customers are setting sustainability requirements that they expect us to achieve. A failure to meet customers’ expectations may adversely impact upon our financial performance.

HCP interactions

COVID restrictions put in place by governments in the markets in which we operate, as well as by a number of our customers, access to HCPs for medical education purposes adversely impacts our ability to train HCPs on the safe and effective use of our products, and so our commercial execution.

Acquisitions

Challenges in integration of new acquisitions may arise following completion of the deal. This may lead to us not achieving the planned synergies and results from the acquisition.

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

Smith+Nephew Annual Report 2021	213

Other information continued

Risk factors continued

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

The Group is exposed to government policies favouring locally sourced products. The Group is also exposed to changes in reimbursement policy, tax policy and pricing, including as a result of financial pressure on governments and hospitals caused by the ongoing COVID pandemic, which may have an adverse impact on revenue and operating profit. During 2020 and 2021, reimbursement codes were more widely interpreted to provide for remote delivery of healthcare services. There may also be an increased risk of adverse changes to government funding policies arising from deterioration in macroeconomic conditions from time to time in the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate healthcare, including extensive and complex rules in the US. Failure to do so could result in fines or loss of future funding.

Procurement processes

The COVID pandemic has led to more price driven approaches to customer procurement process and tenders, such as the value-based procurement process instigated in China. Further, non-clinical staff are becoming the key decision-makers in customer’s procurement processes, with our access to these decision-makers being limited with some customers. These changes are occurring at a time when the cost of inputs to our products is increasing. The effect of these procurement changes can adversely impact the pricing that we received for our products at the same time the cost of production is increasing.

New product innovation, design & development, including intellectual property

Continual development and introduction of new products

The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, the Group must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. The Group may fail to innovate due to low R&D investment, a R&D skills gap or poor product development. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The ongoing COVID pandemic has resulted in limitations on ability to conduct live product trials. Furthermore, there has been an adverse impact on relationships with healthcare professionals involved in R&D, marketing and sale of products and services, due to limited access to such professionals as a result of restricted hospital access, shutdowns and travel restrictions imposed in response to the ongoing COVID pandemic.

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

All new products that we develop need to be designed and manufactured in a sustainable manner. A failure in this aspect may impact the willingness of customers to purchase the new products and adversely impact our ability to continue selling the product.

Where we have critical gaps in our product portfolio that are not filled by new products there is a risk that we will lose market share to competitors that can offer a broader product portfolio.

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

Smith+Nephew attempts to protect its intellectual property and regularly opposes third-party patents and trademarks where appropriate in those areas that might conflict with the Group’s business interests. If Smith+Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations. In addition, intellectual property rights may not be protectable to the same extent in all countries in which the Group operates.

214	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Cybersecurity

Reliance on sophisticated information technology and cybersecurity

The Group uses a wide variety of information systems, programmes and technology to manage our business. The Group also develops and sells certain products that are or will be digitally enabled including connection to networks and/or the internet. Our systems and the systems of the entities we acquire are vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, loss of data privacy or other signiﬁcant disruption. Our systems have been and will continue to be the target of such threats, including as a result of increased levels of remote working due to the ongoing COVID pandemic. There is increasing government focus on cybersecurity including changes in the regulatory environment.

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

Legal and compliance risks including international regulation, product liability claims and loss of reputation

International regulation

The Group operates across the world and is subject to extensive legislation, including with respect to anti-bribery and corruption and data protection, in each country in which the Group operates. Our international operations are governed by the UK Bribery Act and the US Foreign Corrupt Practices Act which prohibit us or our representatives from making or offering improper payments to government officials and other persons or accepting payments for the purpose of obtaining or maintaining business. Our international operations in the Emerging Markets which operate through distributors increase our Group exposure to these risks. In this regard, the Group is investigating allegations of possible violations of anti-corruption laws in India and responding to related requests for information from the SEC. It is not possible to predict the nature, scope or outcome of the investigations, including the extent to which, if at all, this could result in any liability to the Group.

The Group is also required to comply with the requirements of the EU General Data Protection Regulation (GDPR), which imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. As privacy and data protection have become more sensitive issues for regulators and consumers, new privacy and data protection laws, such as GDPR, US state privacy laws including California Consumer Privacy Act (CCPA), and the invalidation of the EU-U.S. Privacy Shield by the Court of Justice of the European Union, continue to develop in ways we cannot predict. Ensuring compliance with evolving privacy and data protection laws and regulations on a global basis may require us to change or develop our current business models and practices and may increase our cost of doing business. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our activities as enforcement of such legislation has increased in recent years on companies and individuals where breaches are found to have occurred. Failure to comply with the requirements of privacy and data protection laws, including GDPR, could adversely affect our business, financial condition or results of operations.

Operating in multiple jurisdictions also subjects the Group to local laws and regulations related to tax, pricing, reimbursement, regulatory requirements, trade policy and varying levels of protection of intellectual property. This exposes the Group to additional risks and potential costs.

Product liability claims and loss of reputation

The development, manufacture and sale of medical devices entail risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation. There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits. As at 31 December 2021, a provision of $289m is recognised relating to the present value of the estimated costs to resolve all unsettled known and unknown anticipated metal-on-metal hip implant claims globally. See Note 17 to the Group accounts for further details.

Financial reporting, compliance and control

Our financial results depend on our ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury activities and avoid significant transactional errors and customer defaults (the risk of which has been heightened due to the COVID pandemic). Failure to comply with our financial reporting requirements or relevant tax laws can lead to litigation and regulatory activity and ultimately to material loss to the Group. Potential risks include failure to report accurate financial information in compliance with accounting standards and applicable legislation, failure to comply with current tax laws, failure to manage treasury risk effectively and failure to operate adequate financial controls over business operations.

Smith+Nephew Annual Report 2021	215

Other information continued

Risk factors continued

Political and economic

World economic conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group’s products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during adverse macroeconomic conditions. The impact of COVID on global and regional economic conditions affects our global business. The ongoing effects of the COVID pandemic on global economies and financial markets could trigger a recession or slowdown which would significantly reduce customer capital spending and customer financial strength. Economic conditions worldwide continue to create several challenges for the Group, including the US Administration’s approach to trade policy, heightened inflation and pricing pressure (arising across the costs of raw materials, freight and employee salaries and wages), increasing tax rates, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of government debt, particularly in the Emerging Markets. These factors could have an increased impact on growth in the future.

We are increasingly seeing sustainability targets and public policies being promulgated in the markets in which we operate. A failure to meet these targets and policies could impact our sales and growth in those markets.

Political uncertainties

The Group operates on a worldwide basis and has distribution channels, purchasing agents and buying entities in over 100 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding preference for local suppliers, import quotas, taxation or other matters could adversely affect the Group’s revenue and operating profit. War, economic sanctions, terrorist activities and conflicts (including the continuation and potential exacerbation of the Russia/Ukraine conflict) could also adversely impact the Group. These risks may be greater in Emerging Markets, which account for an increasing portion of the Group’s business.

There remains a level of political and regulatory uncertainty in the UK following the exit from the European Union and new trade agreement between the UK and Europe. Remaining risks relate to the introduction of new legislation in the UK, the provisions of which remain to be clariﬁed. Further MHRA guidance is anticipated in the coming months. Smith+Nephew needs to prepare for new regulations within the UK, which accounts for approximately 4% of global Group revenue. There is also uncertainty around United States-China trade relations, which has resulted in tariffs on some medical devices being exported between the two countries. There is the potential for an adverse impact on the Group’s financial performance to the possible significant tax rate changes or the broadening of the tax base in key jurisdictions in which we operate. These include OECD and US tax reform proposals. External changes in this manner may require the Group to adjust its operating model.

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

If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected. The Group manages the impact of exchange rate movements on operating profit by a policy of transacting forward foreign currency contracts when firm commitments exist. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year. However, the Group is still exposed to medium to long-term adverse movements in the strength of currencies compared to the US Dollar. The Group uses the US Dollar as its reporting currency. The US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 178.

Quality and regulatory

Regulatory standards and compliance in the healthcare industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers may be restricted.

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. National regulatory authorities administer and enforce a complex series of laws

216	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith+Nephew’s products include the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration in China and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. In 2017, the EU reached agreement on a new set of Medical Device Regulation which entered into force on 25 May 2017 with an initial expected three-year transition period until May 2020. Due to the COVID pandemic, the European Commission published a formal proposal in early April 2020, announcing the delay to the implementation by 12 months, to 26 May 2021. The increase in the time required by Notified Bodies to review product submissions and site quality systems’ certification time has had and may continue to have an adverse impact on our ability to meet customer demand.

The trend is towards more stringent regulation and higher standards of technical appraisal. Specifically, there are more stringent local requirements for clinical data across APAC markets. Such controls have become increasingly demanding to comply with and management believes that this trend will continue. Privacy laws (including Health Insurance Portability and Accountability Act of 1996 (HIPAA) in the US and GDPR in the UK) and environmental regulations have also become more stringent. Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national medical device regulation and Group policies. Payment for medical devices may be governed by reimbursement tariff agencies in a number of countries. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment. Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to Company reputation.

Mergers and acquisitions

Failure to make successful acquisitions

A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing business. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. This could result from the diversion of management resources from the acquisition or integration process, challenges of integrating organisations of different geographic, cultural and ethical backgrounds, as well as the prospect of taking on unexpected or unknown liabilities. In addition, the availability of global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance. The ongoing COVID pandemic and measures imposed in response to it have introduced additional risks. Conducting due diligence processes remotely presents potential risks that some information is not fully assessed. Similarly, integrations become more complex without physical on-site presence.

Talent management

Attracting and retaining key personnel

The Group’s continued development depends on its ability to hire and retain highly-skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. During 2020 and 2021, the COVID pandemic has increased the risk to the health and wellbeing of our personnel. Uncertainty, threat of illness and restricted travel, work and personal activities have affected people globally. If Smith+Nephew is unable to attract and retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its revenue and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

Environment and sustainability

Climate change related risks have the potential to impact the Group’s business model and performance. The impacts of climate change on our business will arise from new regulations and requirements placed on us by governments to obtain certain sustainability standards, international sustainability accords and agreements, and changing business practices and trends to accommodate climate-change risks. Further, the Group will be exposed to the physical impacts of climate change, which may impact the manufacture of our products and the supply chain to deliver them to our markets. The Group may need to adapt its business model and processes to accommodate the changes brought about by climate-related issues. If we do not reach the sustainability targets set by ourselves, by the governments in the markets where we operate, or by our customers, there may be an impact on our performance and ability to grow.

Factors affecting results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Marketplace’ on pages 10–11, the ‘Financial review’ on pages 16–19 and ‘Taxation information for shareholders’ on pages 225–227.

Smith+Nephew Annual Report 2021	217

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

Payments of lease liabilities are included in trading cash flow. IFRS 16 right-of-use assets and IFRS 16 lease liabilities are included in net operating assets in arriving at ROIC.

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

218	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

			Reconciling items
2021	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	6.6	5.1	–	1.5
Hip Implants	7.8	5.8	–	2.0
Other Reconstruction	34.1	32.2	–	1.9
Trauma & Extremities	25.4	5.6	18.0	1.8
Orthopaedics	12.5	6.4	4.3	1.8
Sports Medicine Joint Repair	18.2	15.9	–	2.3
Arthroscopic Enabling Technologies	14.1	11.7	–	2.4
ENT (Ear, Nose and Throat)	23.3	20.6	–	2.7
Sports Medicine & ENT	17.0	14.6	–	2.4
Advanced Wound Care	12.9	9.5	–	3.4
Advanced Wound Bioactives	15.1	14.8	–	0.3
Advanced Wound Devices	16.0	13.0	–	3.0
Advanced Wound Management	14.2	11.8	–	2.4
Total	14.3	10.3	1.9	2.1

			Reconciling items
2020	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	(21.1)	(21.0)	–	(0.1)
Hip Implants	(7.5)	(7.4)	–	(0.1)
Other Reconstruction	(12.9)	(26.1)	13.1	0.1
Trauma & Extremities	(5.7)	(5.1)	–	(0.6)
Orthopaedics	(13.7)	(14.0)	0.6	(0.3)
Sports Medicine Joint Repair	(10.5)	(10.2)	–	(0.3)
Arthroscopic Enabling Technologies	(12.6)	(12.4)	–	(0.2)
ENT (Ear, Nose and Throat)	(29.9)	(29.7)	–	(0.2)
Sports Medicine & ENT	(13.2)	(13.0)	–	(0.2)
Advanced Wound Care	(7.7)	(7.5)	–	(0.2)
Advanced Wound Bioactives	(1.1)	(10.5)	9.5	(0.1)
Advanced Wound Devices	(4.8)	(4.8)	0.2	(0.2)
Advanced Wound Management	(5.1)	(8.1)	3.1	(0.1)
Total	(11.2)	(12.1)	1.1	(0.2)

Trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Smith+Nephew Annual Report 2021	219

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

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2021 Reported	5,212	593	586	(62)	524	1,048	59.8
Acquisition and disposal related items	–	7	(73)	(3)	(76)	28	(8.8)
Restructuring and rationalisation costs	–	113	113	(22)	91	108	10.3
Amortisation and impairment of acquisition intangibles	–	172	172	(38)	134	–	15.4
Legal and other[7]	–	51	59	(22)	37	111	4.2
Lease liability payments	–	–	–	–	–	(59)	–
Capital expenditure	–	–	–	–	–	(408)	–
2021 Adjusted	5,212	936	857	(147)	710	828	80.9

Acquisition and disposal related items: For the year to 31 December 2021 costs primarily relate to the acquisition of Extremity Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes gains of $75m associated with the two transactions resulting in the dilution of the Group’s shareholding in Bioventus and $5m of other gains relating to the Bioventus IPO.

Restructuring and rationalisation costs: For the year to 31 December 2021 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme announced in February 2020.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2021 charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2021 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and also includes costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021. These charges in the year to 31 December 2021 were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims.

Trading cash flow additionally excludes $7m of cash funding to closed defined benefit pension schemes. Taxation also includes the effect of an increase in deferred tax assets on non-trading items resulting from the prospective UK tax rate increase from 19% to 25% effective from 1 April 2023.

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2020 Reported	4,560	295	246	202	448	972	51.3
Acquisition and disposal related items	–	4	4	(5)	(1)	24	(0.1)
Restructuring and rationalisation costs	–	124	124	(40)	84	117	9.6
Amortisation and impairment of acquisition intangibles	–	171	171	(46)	125	–	14.3
Legal and other[7]	–	89	91	(41)	50	75	5.7
UK tax litigation		–	–	(142)	(142)	–	(16.2)
Lease liability payments	–	–	–	–	–	(55)	–
Capital expenditure	–	–	–	–	–	(443)	–
2020 Adjusted	4,560	683	636	(72)	564	690	64.6

220	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
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

Legal and other: For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2020 also includes costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021.

UK tax litigation: For the year ended 31 December 2020 the $142m tax credit in the table above relates to the successful outcome of the UK tax litigation matter.

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

Free cash flow

Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework, it is defined as the cash generated from operations less capital expenditure and cash flows from interest and income taxes. A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2021	2020	2019
	$ million	$ million	$ million
Cash generated from operations[1]	1,048	972	1,370
Capital expenditure	(408)	(443)	(408)
Interest received	6	2	4
Interest paid	(80)	(61)	(56)
Payment of lease liabilities	(59)	(55)	(46)
Income taxes (paid)/refunded	(97)	22	(150)
Free cash flow	410	437	714

1	See Group Cash Flow Statement on page 148.

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 15 to the Group accounts. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets.

The calculation of the leverage ratio is set out below:

	2021	2020
	$ million	$ million
Net debt including lease liabilities	2,049	1,926

Trading profit	936	683
Depreciation of property, plant and equipment	326	311
Amortisation of other intangible assets	65	63
Adjustment for items already excluded from trading profit	(11)	(7)
Adjusted EBITDA	1,316	1,050
Leverage ratio (x)	1.6	1.8

Smith+Nephew Annual Report 2021	221

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

ROIC is defined as: Operating Profit less Adjusted Taxes/((Opening Net Operating Assets + Closing Net Operating Assets)/2).

	2021	2020	2019
	$ million	$ million	$ million
Operating profit	593	295	863
Taxation	(62)	202	(118)
Taxation adjustment[1]	(17)	(12)	(14)
Operating profit less adjusted taxes	514	485	731

Total equity	5,568	5,279	5,141
Retirement benefit assets	(182)	(133)	(106)
Investments	(10)	(9)	(7)
Investments in associates	(188)	(108)	(103)
Right-of-use assets	(191)	(196)	(156)
Cash at bank	(1,290)	(1,762)	(277)
Long-term borrowings and lease liabilities	2,848	3,353	1,975
Retirement benefit obligations	127	163	136
Bank overdrafts, borrowings, loans and lease liabilities	491	337	72
Net operating assets	7,173	6,924	6,675
Average net operating assets	7,049	6,800	6,266
Return on invested capital	7.3%	7.1%	10.5%

1Being the taxation on interest income, interest expense, other finance costs and share of results of associates.

Shareholder information

Ordinary shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the Annual General Meeting (the ‘AGM’) should be addressed to:

Computershare Investor Services plc,

The Pavilions, Bridgwater Road,

Bristol, BS99 6ZZ.

Tel: 0370 703 0047
Tel: +44 (0) 117 378 5450
from outside the UK*
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

222	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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
P.O. Box 64504
St Paul, MN 55164-0504

US toll free phone: +1-800-990-1135
Online: Visit www.shareowneronline.com and select ‘Contact Us’.
www.adr.com

Smith & Nephew plc ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and the Group’s website (www.smith-nephew.com) where the live financial data is updated with a 15-minute delay, and is quoted daily in the Wall Street Journal.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2021 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose

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

During 2021, a fee of 1 US cent per ADS was collected by J.P. Morgan Chase Bank N.A. on the 2020 final dividend paid in May 2021 and a fee of 1 US cent per ADS was collected on the 2021 interim dividend paid in October. In the period 1 January 2021 to 11 February 2022, the total programme payments made by J.P. Morgan Chase Bank N.A. was $869,432.88.

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

Smith+Nephew Annual Report 2021	223

Shareholder information continued

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

From 6 April 2018 dividends below £2,000 per tax year became tax free for UK income tax purposes and dividends above £2,000 per tax year became subject to UK personal income tax at the rate of 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. From 6 April 2022, the rates of income tax applicable to dividend income are set to increase by 1.25% for each above rate. If you need to pay UK tax, how you pay depends upon the amount of dividend income you receive in a year. If your dividend income is up to £10,000 you can request HMRC to change your tax code so that the tax will be taken from your wages or pension or you can complete a self-assessment tax return. If your dividend income is over £10,000 in the tax year, you will need to complete a self-assessment tax return. This will apply to both cash and dividend reinvestment plan (‘DRiP’) dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free.

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

In respect of the proposed final dividend for the year ended 31 December 2021 of 23.1 US cents per ordinary share, the record date will be 1 April 2022 and the payment date will be 11 May 2022. The Sterling equivalent per ordinary share will be set following the record date.

Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 19 April 2022. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 31 March 2022.

The proposed final dividend of 23.1 US cents per ordinary share, which together with the interim dividend of 14.4 US cents, makes a total for 2021 of 37.5 US cents.

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

Shareholdings

As at 11 February 2022, to the knowledge of the Group, there were 14,346 registered holders of ordinary shares, of whom 92 had registered addresses in the US and held a total of 155,407 ordinary shares (0.017% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US.

As at 11 February 2022, 43,828,548 ADSs equivalent to 87,657,096 ordinary shares or approximately 9.90% of the total ordinary shares in issue, were outstanding and were held by 87 registered ADS holders.

Major shareholders

As far as is known to Smith+Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any Government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

Dividends per share

	Years ended 31 December
	2021		2020	2019	2018	2017
Pence per share:
Interim	10.50		11.07	11.19	10.67	9.34
Final	17.02	[1]	16.62	18.66	16.99	16.24
Total	27.52		27.69	29.85	27.66	25.58
US cents per share:
Interim	14.40		14.40	14.40	14.00	12.30
Final	23.10		23.10	23.10	22.00	22.70
Total	37.50		37.50	37.50	36.00	35.00

1	Translated at the Bank of England rate on 11 February 2022.

224	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Major shareholders

		As at 31 December
	11 February 2022	2021	2020	2019
	%*	%*	%*	%*
BlackRock, Inc.	5.2	5.2	5.2	5.2

		As at 31 December
	11 February 2022	2021	2020	2019
	‘000	‘000	‘000	‘000
BlackRock, Inc.	46,427	46,427	46,427	46,427
*	Percentage of ordinary shares in issue, excluding Treasury shares.

As at 11 February 2022, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, as defined in the Disclosure and Transparency Rules (DTRs) of the Financial Conduct Authority (FCA), other than as shown above, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

The table above shows the last notification(s) received by the Company, in accordance with the FCA’s DTRs relating to notifiable interests in the voting rights in the Company’s issued share capital.

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. Prior to May 2020, in order to avoid shareholder dilution, shares allotted to employees through employee share schemes were bought back on a quarterly basis and subsequently cancelled by the Company. The share buy-back programme was suspended in 2020 in light of the COVID pandemic, therefore from 1 January 2021 to 11 February 2022, no purchases by the Company took place under the share buy-back programme.

On 16 December 2021, we announced a commitment to return surplus capital to shareholders through a regular annual share buy-back; expected to be in the range of $250–300m in 2022.

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

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of US Holders who directly, indirectly or constructively own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) US Holders whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) US Holders whose registered address is inside the UK. This discussion does not apply to certain US Holders subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the US Internal Revenue Code known as the Medicare contribution tax, any alternative minimum tax consequences, any US federal tax other than income tax or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets for tax purposes. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares.

Smith+Nephew Annual Report 2021	225

Shareholder information continued

The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2021.

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

226	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

Articles of Association

The following summarises certain material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s Articles of Association, being those which were adopted at the 2021 Annual General Meeting and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s Articles of Association. In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of an ordinary share.

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

Smith+Nephew Annual Report 2021	227

Shareholder information continued

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

There were no material modifications to the rights of shareholders under the Company’s Articles of Association during 2021.

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
-
Special resolutions include resolutions amending the Company’s Articles of Association, dis-applying statutory pre-emption rights or changing the Company’s name; modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding-up. A special resolution requires the affirmative vote of not less than three-quarters of the votes of the persons voting at the meeting at which there is a quorum.

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

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all the provisions of the Articles of Association relating to proceedings at a General Meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than onethird in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any person or their proxy who hold shares of that class. Where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

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

228	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

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

Deferred shares

Following the re-denomination of share capital on 23 January 2006, the ordinary shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the ordinary shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created, deferred shares, of which 50,000 shares of £1 each were issued and allotted in 2006 as fully paid to the Chief Executive Officer. These shares were subsequently transferred and are now held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish. These deferred shares have no voting or dividend rights and on winding-up are only entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional US$1,000 each.

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

The Group does not have a legal entity based in Iran, but in 2021 it exported certain medical devices to Iran, via sales by non-US entities, to a privatelyowned Iranian distributor for sale in Iran. Sales by the distributor were made to hospitals that we understand are owned or controlled by the Government of Iran.

The Group’s direct and indirect sales of US origin medical devices into Iran are permitted pursuant to section 560.530(a) (3)(i) of the Iranian Transactions and Sanctions Regulations, and its indirect sales of non-US origin medical devices into Iran are made in accordance with applicable law. The Group also provides training to its distributor(s) and surgeons in Iran as necessary and ordinarily incident to the safe and effective use of the medical devices, which is also permitted by applicable law.

In 2021, Smith+Nephew’s gross revenues from sales to Iran were US$nil and net losses were approximately US$0.0m.

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

About Smith+Nephew

The Smith+Nephew Group (the Group) is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, and revenue of approximately $5.2bn in 2021. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2021. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

Smith+Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services. In 2021, Smith+Nephew’s operations were organised into three global franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry.

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

For the convenience of the reader, a Glossary of terms used in this document is included on page 234.

The product names referred to in this document are identified by use of capital letters and the ◊ symbol (on first occurrence on a particular page) and are trademarks owned by or licensed to members of the Group.

Smith+Nephew Annual Report 2021	229

Shareholder information continued

Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE, United Kingdom. No. 324357. www.smith-nephew.com

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 11 February 2022, the latest practicable date for this Annual Report, the Bank of England rate was US$1.36 per £1.00.

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

Special note regarding forward-looking statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forwardlooking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed under ‘Outlook’ and ‘Strategic Priorities’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organization to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology and cybersecurity. Specific risks faced by the Group are described under ‘Risk factors’ on pages 212–217 of this Annual Report.

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

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is:

Smith & Nephew plc,
Building 5, Croxley Park,
Hatters Lane, Watford,
Hertfordshire, WD18 8YE,
United Kingdom.

Registered in England and Wales
No. 324357.

Tel. +44 (0)1923 477 100
www.smith-nephew.com

230	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Cross-reference to Form 20-F

This table provides a cross-reference from the information included in this Annual Report to the requirements of Form 20- F.

Part I		Page	Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a	Item 10	Additional Information
Item 2	Offer Statistics and Expected Timetable	n/a		A – Share Capital	n/a
Item 3	Key Information			B – Memorandum and Articles of Association	227–229
	A – (Reserved)	n/a		C – Material Contracts	None
	B – Capitalization and Indebtedness	n/a		D – Exchange Controls	225
	C – Reason for the Offer and Use of Proceeds	n/a		E – Taxation	225–227
	D – Risk Factors	212-217		F – Dividends and Paying Agents	n/a
Item 4	Information on the Company			G – Statement by Experts	n/a
	A – History and Development of the Company	205, 211, 229–230		H – Documents on Display	230
	B – Business Overview	2–67, 153–155		I – Subsidiary Information	207–210
	C – Organizational Structure	171–172, 207–210	Item 11	Quantitative and Qualitative Disclosure about Market Risk	179–185, 212–217
	D – Property, Plant and Equipment	165–166, 211	Item 12	Description of Securities other than Equity Securities
Item 4A	Unresolved Staff Comments	None		A – Debt Securities	n/a
Item 5	Operating and Financial Review and Prospects			B – Warrants and Rights	n/a
	A – Operating results	1, 11, 14–19, 212–217		C – Other Securities	n/a
	B – Liquidity and Capital Resources	19, 176–178, 197–198		D – American Depositary Shares	223-224
	C – Research and Development, Patents and Licences, etc.	1, 28–35, 158	Part II		Page
	D – Trend Information	10–11, 16–19, 211–217	Item 13	Defaults, Dividend Arrearages and Delinquencies	None
	E – Critical Accounting Estimates	138–140, 151-152	Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 6	Directors, Senior Management and Employees		Item 15	Controls and Procedures	104–105, 138-145
	A – Directors and Senior Management	75–83	Item 16	(Reserved)	n/a
	B – Compensation	114–135		A – Audit Committee Financial Expert	96
	C – Board Practices	72–119		B – Code of Ethics	105
	D – Employees	20–27, 159		C – Principal Accountant Fees and Services	102, 159
	E – Share Ownership	127–130, 202		D – Exemptions from the Listing Standards for Audit Committees	n/a
Item 7	Major Shareholders and Related Party Transactions			E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	196, 225
	A – Major shareholders	224-225		F – Change in Registrant’s Certifying Accountant	n/a
	B – Related Party Transactions	202, 211		G – Corporate Governance	74
	C – Interests of Experts and Counsel	n/a		H – Mine Safety Disclosure	n/a
Item 8	Financial information			I – Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
	A – Consolidated Statements and Other Financial Information	146–202	Part III		Page
	Legal Proceedings	186–188	Item 17	Financial Statements	n/a
	Dividends	223–224	Item 18	Financial Statements	137, 146–202, 218–222
	B – Significant Changes	None	Item 19	Exhibits
Item 9	The Offer and Listing
	A – Offer and Listing Details	222–225
	B – Plan of Distribution	n/a
	C – Markets	222–224
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

Smith+Nephew Annual Report 2021	231

SASB reporting

Topic	Metric	2021 Reporting	Code

Affordability and pricing	Ratio of weighted average rate of net price increases (for all products) to the annual increase in the US Consumer Price Index.	S+N considers pricing disclosures to be commercially sensitive. S+N does not measure price increase relative to the US Consumer Price Index for our business purposes.	HC-MS-240a.1
Description of how price information for each product is disclosed to customers or to their agents.

S+N uses several methods to disseminate price information to customers, including quotes, agreements, responses to requests for proposal, tender bid submissions, discount and rebate reporting and through large group purchasing organisation/integrated delivery network customers to their members.

HC-MS-240a.2

Product safety	Number of recalls issued, total units recalled.

In 2021, S+N reported 13 recalls globally. A total of 23,832 units were impacted globally. All impacted products were either removed from the market or corrected per the applicable regulations and/or standards.

HC-MS-250a.1
	List of products listed in the FDA’s MedWatch Safety Alerts for Human Medical Products database.	S+N reports all data as required by FDA. The MedWatch database is available at https://www.fda.gov/safety/medwatch- fda-safety-information-and-adverse- event-reporting-program	HC-MS-250a.2
	Number of fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience (MAUDE).	S+N reports all data as required by FDA. The FDA MAUDE database is available at https://www.accessdata.fda.gov/scripts/ cdrh/cfdocs/cfmaude/search.cfm	HC-MS-250a.3
	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type.	In 2021, S+N received: – 2 Form 483s. – 0 Warning letters. – 0 Seizures. – 9 Recalls (FDA reportable events). – 0 Consent decrees.	HC-MS-250a.4

Ethical marketing	Description of code of ethics governing promotion of off-label use of products.

See the Product Promotion and Scientific Disclosures section of our Code of Conduct and Business Principles (www.smith-nephew.com) and the Acting with Integrity section of our Sustainability Report for additional information.

HC-MS-270a.2

232	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Topic	Metric	2021 Reporting	Code

Product design and lifecycle management	Discussion of process to assess and manage environmental and human health considerations associated with chemicals in products, and meet demand for sustainable products.

Sustainability reviews are incorporated in New Product Development phase reviews for new products and acquisitions. Additionally, regulatory changes regarding chemicals in products are tracked and actioned, as appropriate. See our Sustainability Report for more information.

HC-MS-410a.1
Total amount of products accepted for takeback and reused, recycled, or donated, broken down by: (1) devices and equipment and (2) supplies.

S+N operates takeback schemes where required by law. S+N does not measure the amount of products reused or recycled for our business purposes. See the People section of our Sustainability Report for information on product donations.

HC-MS-410a.2

Supply chain management	Percentage of (1) entity’s facilities and (2) Tier 1 suppliers’ facilities participating in third-party audit programmes for manufacturing and product quality.	All S+N direct and third-party manufacturing locations are certified to ISO13485. Additionally, all Tier 1 material suppliers are compliant with ISO13485.	HC-MS-430a.1
	Description of efforts to maintain traceability within the distribution chain.	All S+N products are labelled with either Unique Device Identifiers or HIBC barcodes to maintain traceability.	HC-MS-430a.2
Description of the management of risks associated with the use of critical materials.

Supply chain risks are captured within S+N’s Enterprise Risk Management process. Both Business continuity and business change and Global supply chain are identified as Principal Risks. See our Risk Report on page 58 and our Conflict Minerals Disclosure Report on our website (www.smith-nephew.com) for additional information.

HC-MS-430a.3

Business ethics	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption.	In 2021, S+N did not have monetary losses due to legal proceedings associated with bribery or corruption.	HC-MS-510a.1
Description of code of ethics governing interactions with health care professionals.

See our website (www.smith-nephew.com) for our Code of Conduct and Business Principles, our Anti-Bribery Policy, our Annual Report, and also the Acting with Integrity section of our Sustainability Report for additional information.

HC-MS-510a.2

Activity metric	Number of units sold by product category.	S+N considers the number of units sold by product category to be commercially sensitive.	HC-MS-000.A

» You can learn more about our sustainability targets and strategy in our 2021 Sustainability Report at www.smith-nephew.com/sustainability

Smith+Nephew Annual Report 2021	233

Glossary

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning	Term	Meaning
ADR	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares evidenced by American Depositary Receipts (ADRs).	Knee implants	A product group which includes an innovative range of products for specialised knee replacement procedures.
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs).	LSE	London Stock Exchange.
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

		MDR	Medical Device Regulation.
		MHRA	The Medicines and Healthcare products Regulatory Agency in the UK.
		Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
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

AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications including the knee and shoulder.
ASC	Ambulatory Surgery Center.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.	Parent Company	Smith & Nephew plc.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.	Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Companies Act	Companies Act 2006, as amended, of England and Wales.
Emerging Markets	Emerging Markets include Latin America, Asia (excluding Japan), Middle East, Africa and Russia.	SEC	US Securities and Exchange Commission.

EPSA	Adjusted earnings per ordinary share as defined on page 220.	Sports Medicine Joint Repair	The Sports Medicine Joint Repair franchise includes instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.	Trading results

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and comparability of results. Refer to page 219 for further information.

ENT	Ear, Nose and Throat.
Established Markets	Established Markets are United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.	Trauma & Extremities	A product group which includes internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
FDA	US Food and Drug Administration.	UK	United Kingdom of Great Britain and Northern Ireland.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.	Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.	US	United States of America.
Group or Smith+Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.	US Dollars, $, or cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.
Hip Implants	A product group which includes specialist products for reconstruction of the hip joint.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board.

234	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Index

Accounting policies	150–202	Inventories	173
Accounts presentation	230	Investments	171
Acquisitions	9, 29, 39, 199–201	Investment in associates	171-172
Acquisition and disposal related items	156, 220–221	Key Performance Indicators	14-15
American Depositary Shares	223	Legal and other	157, 220-221
Articles of Association	227–229	Legal proceedings	187-188
Audit fees	102, 159	Leverage ratio	221
Board	75–79	Liquidity and capital resources	19, 177
Business overview	2–3, 207–210	Manufacturing and quality	34-35
Business segment information	10–11, 42–47, 153–157	Medical education	41
Cash and borrowings	176–178	Net debt	176
Chair’s statement	4–5	New accounting standards	150
Chief Executive Officer’s review	6–9	Operating profit	157-158
Company balance sheet	203	Other finance costs	159
Company notes to the accounts	205-210	Our approach to stakeholders	70, 110-113
Contingencies	186-188, 206	Our global markets	10-11
Critical judgements and estimates	151-152	Outlook and trend information	10–11, 14–15, 16–19, 212–217
Cross-reference to Form 20-F	231	People/Employees	20-27
Currency fluctuations	216	Post balance sheet events	202
Currency translation	152-153	Provisions	186-188
Deferred taxation	162-163	Property, plant and equipment	165-166
Directors’ Remuneration Report	114-135	Regulation	10, 66
Directors’ responsibility statement	137	Related party transactions	202, 211
Dividends	18, 197, 223-224	Research & development	28-35
Earnings per share	1, 18, 163-164	Restructuring and rationalisation expenses	156, 220-221
Employee share plans	202	Retirement benefit obligations	188-194
Executive team	80-83	Return on invested capital (ROIC)	18, 222
Factors affecting results of operations	217	Risk factors	212-217
Financial instruments	179-185	Risk report	58-69
Financial review	16-19	SASB reporting	232-233
Free cash flow	221	Share-based payments	202
Glossary of terms	234	Share capital	195-196
Goodwill	167-168	Shareholder information	222-230
Group balance sheet	147	Staff costs and employee numbers	159
Group cash flow statement	148	Stakeholder statement	110-113
Group companies	207-210	Statement of compliance	74
Group history	211	Strategy for Growth	7
Group income statement	146	Sustainability	48-57
Group notes to the accounts	152–202	Taxation	160-163
Group overview	2–3, 211	Taxation information for shareholders	225-227
Group statement of changes in equity	149	TCFD reporting	54-56
Group statement of comprehensive income	146	Total shareholder return	133
Independent auditor's report	138-145	Trade and other payables	175
Intangible assets	169-171	Trade and other receivables	174-175
Intellectual property disputes	188	Treasury shares	196
Interest and other finance costs	159

Smith+Nephew Annual Report 2021	235

References from Franchise areas

References from Commercial Delivery (page 40)

1	Smith+Nephew 2017. Coblation Dissection Versus Monopolar Dissection – A Systematic Review and Meta-analysis P/N 91999 Rev. A.
2	Kim JS et al. Can intracapsular tonsillectomy be an alternative to classical tonsillectomy? A meta-analysis. Otolaryngology – Head and Neck Surgery. 2017;157(2):178-89.
3	Francis DO et al. Postoperative bleeding and associated utilization following tonsillectomy in children: A systematic review and meta-analysis. Otolaryngology – Head and Neck Surgery. 2017;156(3):442-55.
4	EA/ENT/COBLATION/002/v4.
5	Hoey AW, Foden NM, Hadjisymeou Andreou S, et al. Coblation® intracapsular tonsillectomy (tonsillotomy) in children: A prospective study of 500 consecutive cases with long-term follow-up. Clinical Otolaryngology, December 2017, Volume 42, Issue 6, Pages 1211–1217.

References from Orthopaedics (pages 42-43)

1	Murakami K, Hamai S, Okazaki K, et al. Knee kinematics in bi-cruciate stabilized total knee arthroplasty during squatting and stair-climbing activities. J Orthop. 2018;15:650–654.
2	Grieco TF, Sharma A, Dessinger GM, Cates HE, Komistek RD. In Vivo Kinematic Comparison of a Bicruciate Stabilized Total Knee Arthroplasty and the Normal Knee Using Fluoroscopy. J Arthroplasty. 2018;33(2):565–571.
3	Iriuchishima T, Ryu K. A comparison of Rollback Ratio between Bicruciate Substituting Total Knee Arthroplasty and Oxford Unicompartmental Knee Arthroplasty. J Knee Surg. 2018;31(6):568–572.
4	Carpenter RD, Brilhault J, Majumdar S, Ries MD. Magnetic resonance imaging of in vivo patellofemoral kinematics after total knee arthroplasty. Knee. 2009;16(5):332–336.
5	National Joint Registry for England, Wales, Northern Ireland and the Isle of Man. 18th Annual Report. 2021.
6	Smith+Nephew 2020. CORI and NAVIO Technical Specification Comparison. Internal Report. ER0488 REV B.
7	Date A, Panthula M, Bolina A. Comparison of clinical and radiological outcomes in intertrochanteric fractures treated with InterTAN nail against conventional cephalomedullary nails: a systematic review. Future Sci OA. 2020;7(1):FSO668.
8	Onggo JR, Nambiar M, Onggo JD, Ambikaipalan A, Singh PJ, Babazadeh S. Integrated dual lag screws versus single lag screw cephalomedullary nail constructs: a meta-analysis and systematic review. Hip Int. 2021.

a

We thank the patients and staff of all the hospitals in England, Wales and Northern Ireland who have contributed data to the National Joint Registry. We are grateful to the Healthcare Quality Improvement Partnership (HQIP), the NJR Steering Committee and staff at the NJR Centre for facilitating this work. The views expressed represent those of the authors and do not necessarily reflect those of the National Joint Registry Steering Committee or the Health Quality Improvement Partnership (HQIP) who do not vouch for how the information is presented.

†	Compared to NAVIO Handheld Robotics.

References from Sports Medicine & ENT (pages 44-45)

1	Schlegel TF, Abrams JS, Bushnell BD, Brock JL, Ho CP. Radiologic and clinical evaluation of a bioabsorbable collagen implant to treat partial-thickness tears: a prospective multicenter study. J Shoulder Elbow Surg. 2017. doi: http://dx.doi.org/10.1016/j.jse.2017.08.023.
2	Bokor DJ, Sonnabend D, Deady L et al. Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2-year MRI follow-up. MLTJ. 2016;6(1):16–25.
3	Van Kampen C, Arnoczky S, Parks P, et al. Tissue-engineered augmentation of a rotator cuff tendon using a reconstituted collagen scaffold: a histological evaluation in sheep. Muscles Ligaments Tendons J. 2013;3(3):229–235.
4	Bokor DJ, Sonnabend DH, Deady L, et al. Healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a highly porous collagen implant: a 5-year clinical and MRI follow-up. Muscles, Ligaments Tendons J 2019;9(3):338–347.
5	McElvany MD, Mcgoldrick E, Gee AO, Neradilek MB, Matsen FA, 3rd. Rotator cuff repair: published evidence on factors associated with repair integrity and clinical outcome. Am J Sports Med. 2015;43(2):491–500.
6	Vonhoegen J, John D, Hägermann C. Osteoconductive resorption characteristics of a novel biocomposite suture anchor material in rotator cuff repair. Orthop Traumatol Surg Res. 2019;14(1):12.
7	Smith+Nephew 2010. Micro-CT and histological evaluation of specimens from resorbable screw study (RS-II / OM1-08) 24-month post-implantation. Internal Report WRP-TE045-700-08.
8	Smith+Nephew 2016. Healicoil Regenesorb Suture Anchor – a study to assess implant replacement by bone over a 2 year period. NCS248.
9	Clark TR, Guerrero EM, Song A, O’Brien MJ, Savoie FH. Do Vented Suture Anchors Make a Difference in Rotator Cuff Healing. Ann Sports Med Res. 2016, 3(3): 1068.
10	Chahla J, Liu JN, Manderle B, et al. Bony ingrowth of coil-type open-architecture anchors compared with screw-type PEEK anchors for the medial row in rotator cuff repair: a randomized controlled trial. Arthroscopy. 2019 Dec 3.
11	Konan S, Haddad F. Outcomes of Meniscal Preservation Using All-inside Meniscus Repair Devices. Clin Orthop Relat Res. 2010;468:1209–1213.
12	Smith+Nephew 2021.Validation, FAST-FIX FLEX. Internal Report. 15010267 Rev A.
13	Smith+Nephew 2021.Validation, FAST-FIX FLEX. Attachment B. Internal Report. 15010267 Rev A.
14	Smith+Nephew 2021.FAST-FIX FLEX-Surgeon Surveys. Internal Memo.
15	Saliman, JD. Circumferential Compression Stitch for Meniscus Repair. Arthroscopy Tech. 2013; V2(3); e257–262.
16	ArthroCare 2014.Comparative Performance of the FLOW 50 Wand and the Predicate Wands in Tissue Models. P/N 52918-01.
17	Smith+Nephew 2017. Coblation Dissection Versus Monopolar Dissection – A Systematic Review and Meta-analysis P/N 91999 Rev. A.
18	Temple RH, Timms MS. Paediatric coblation tonsillectomy. Int J Pediatr Otorhinolaryngol. 2001;61(3):195–198.
19	Smith+Nephew 2019. HALO and PROCISE XP Peak Electrode Temperature, ENC053 P/N 108740 Rev. A.
20	Roje Z, Racic G, Dogas Z, Pesutić Pisac V, Timms M. Postoperative morbidity and histopathologic characteristics of tonsillar tissue following coblation tonsillectomy in children: A prospective randomized single-blind study. Coll Antropol. 2009;33:293–298.
21	ArthroCare 2014. EVac 70 Xtra Comparative Thermal Measurement Bench-top Study P/N 60735-01 Rev. A.
22	ArthroCare 2014. PROcise XP Comparative Thermal Measurement Bench-Top Study P/N 60736-01 Rev. A.
23	Magdy EA, Elwany S, El-Daly AS, Abdel-Hadi M, Morshedy MA. Coblation tonsillectomy: A prospective, double-blind, randomised, clinical and histopathological comparison with dissection-ligation, monopolar electrocautery and laser tonsillectomies. J Laryngol Otol. 2008;122:282–290.
24	EA/ENT/COBLATION/002/v4.

a	Compared to predicate device.
b	Demonstrated ex vivo. Tula is a Trademark of Tusker Medical, Inc., a subsidiary of Smith+Nephew.

References from Advanced Wound Management (pages 46-47)

1	Buzza K. Smith+Nephew 2018. Use of Moisture Vapour Permeability (MVP) and Moisture Vapour Transmission Rate (MVTR).
2	Rossington A, Drysdale K, Winter R. Clinical performance and positive impact on patient wellbeing of ALLEVYN Life. Wounds UK. 2013;9(4):91–95.
3	Smith+Nephew 20 June 2016.A Randomised Cross-Over Clinical Evaluation to Compare Performance of ALLEVYN™ Life and Mepilex® Border Dressings on Patient Wellbeing-Related Endpoints. Internal Report. CE/047/ALF.
4	Smith+Nephew 14 June 2012. Odour reducing properties of ALLEVYN Life. Internal Report. DS/12/127/DOF.
5	Allen D. A systematic literature review of clinical evidence for ALLEVYN Wound Dressings (internal report). 2021;EA/AWM/ALLEVYN/001/v2.
6	Gago M, Garcia F, Gaztelu V, et al. A comparison of three silver-containing dressings in the treatment of infected, chronic wounds. Wounds. 2008;20(10):273–278.
7	Smith+Nephew 2015. Antimicrobial activity of DURAFIBER Ag against bacteria, yeast and fungi commonly found in wounds over a 7-day period. Internal Report. 1510009.
8	Smith+Nephew 2007. Antimicrobial Activity of ALLEVYN Ag Adhesive Dressing Against a Broad Spectrum of Microorganisms. Internal Report. DOF 0703007.
9	Smith+Nephew 2018. Antimicrobial activity of IODOSORB range against a broad spectrum of wound pathogens. Internal Report. 1801001.
10	Fitzgerald DJ, Renick PJ, Forrest EC, et al. Cadexomer iodine provides superior efficacy against bacterial wound biofilms in vitro and in vivo. Wound Repair Regen. 2017;25(1):13–24.
11	Moore Z, Dowsett C, Smith G, et al. TIME CDST: an updated tool to address the current challenges in wound care. J Wound Care 2019; 28(3):154–161.
12	Kirsner R et al. A prospective, randomized, controlled clinical trial on the efficacy of a single-use negative pressure wound therapy system, compared to traditional negative pressure wound therapy in the treatment of chronic ulcers of the lower extremities. Wound Rep Reg 2019; 27: 519–529.
13	Saunders C, Nherera LM, Horner A, Truman P. The incidence of surgical site complications with PICO single-use negative pressure wound therapy compared to conventional dressings when used prophylactically on closed surgical incisions: a systematic literature review and meta-analysis. BJS Open, 2021; 00: 1–8.
14	Pickham D et al. Effect of a wearable patient sensor on care delivery for preventing pressure injuries in acutely ill adults: A pragmatic randomized clinical trial (LS-HAPI study). Int J Nurs Stud. 2018; Apr; 80:12–19.

a	Individual results will vary.

Patient testimonials (pages 43, 45, 47)

These patient testimonials represent the individual patient’s own opinions, findings, beliefs and/or experiences. Individual results will vary. Not everyone who receives a product or treatment will experience the same or similar results; results may vary depending on a number of factors, including each patient’s specific circumstances and condition, and compliance with the applicable Instructions for Use. Smith+Nephew is not responsible for the selection of any treatment by a healthcare professional to be used on a particular patient. Smith+Nephew makes no representations, warranties, guarantees or assurances as to the availability, accuracy, currency or completeness of the information presented or its contents.

236	Smith+Nephew Annual Report 2021

Strategic report
Governance
Accounts
Other information

Financial calendar

Annual General Meeting

The Company’s Annual General Meeting (‘AGM’) will be held on Wednesday, 13 April 2022 at 2:00pm at our Expert Connect Centre, Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE.

Shareholders can participate in the AGM electronically, should they wish to do so. Please refer to the Notice of Meeting for detailed information on how to join the AGM electronically, vote and submit your questions.

Shareholders should note that electronic entry to the AGM will open at 1:30pm.

Given the easing of event restrictions, shareholders are welcome to attend the AGM in person this year should they so choose. We will continue to take measures to protect our employees and any shareholders in attendance. These measures will include shareholders: (i) being required to provide proof of a negative COVID test received within 48 hours prior to the meeting; (ii) being required to sign a COVID declaration form at registration; (iii) being subject to a temperature check; and (iv) being required to use hand sanitiser before admittance. At all times a mask or visor covering the nose and mouth must be worn. Neither refreshments nor a lunch shall be provided.

The meeting will commence at 2:00pm with doors opening from 1.00pm.

Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting, which contains further information on how to join the meeting.

The inks used are renewable, biodegradable and emit fewer Volatile Organic Compounds (VOCs) than mineral-oil inks. They are based on high levels of renewable raw materials such as vegetable oils and naturally occurring resin. The inks do not contain any toxic heavy metals and therefore, do not pose a problem if placed in landfill.

Designed and Produced by Radley Yeldar.

2022
Annual General Meeting	13 April
First quarter Trading Report	28 April
Payment of 2021 final dividend	11 May
Half year results announced	28 July[1]
Third quarter Trading Report	3 November
Payment of 2022 interim dividend	October/November
2023
Full year results announced	February[1]
Annual Report available	February/March
Annual General Meeting	April
1 Dividend declaration dates.

Smith+Nephew Annual Report 2021	237

Smith & Nephew plc

Building 5, Croxley Park,

Hatters Lane, Watford,

Hertfordshire, WD18 8YE,

United Kingdom.

T +44 (0)1923 477100

enquiries@smith-nephew.com

www.smith-nephew.com

Smith & Nephew plc

Building 5, Croxley Park,
Hatters Lane, Watford,
Hertfordshire, WD18 8YE,
United Kingdom.

T +44 (0)1923 477100

enquiries@smith-nephew.com

www.smith-nephew.com

Strategic report
Governance
Accounts
Other information

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

Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(iii)	Material contract: Agreements and Plan of Merger dated 12 March 2019 by and among Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp., Osiris Therapeutics, Inc. and Smith & Nephew plc	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(iv)	Material contract: Note purchase agreement dated 18 December 2019 by and among Smith & Nephew plc and the purchasers listed in Schedule A	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (i)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(ii)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(iii)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(iv)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(v)	Letter of Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(vi)	Smith & Nephew plc Global Share Plan 2010	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(vii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(viii)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(ix)	Letter of Appointment of Robin Freestone as Audit Committee Chairman	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(x)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xi)	Letter of Appointment of Marc Owen	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xii)	Letter of Appointment of Angie Risley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xiii)	Letter of Appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xiv)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

Strategic report
Governance
Accounts
Other information

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(xv)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xvi)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xviii)	Service agreement of Roland Diggelmann	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xviii)(a)	Letter of appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xix)	Letter of Re-Appointment of Angie Risley	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xx)	Letter of Re-Appointment of Marc Owen	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxi)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxii)	Letter of Re-Appointment The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxiii)	Service agreement of Anne-Francoise Nesmes	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxiv)	Letter of appointment of Bob White	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxv)	Letter of appointment of John Ma	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxvi)	Letter of appointment of Rick Medlock	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxvii)	Letter of appointment of Katarzyna Mazur-Hofsaess	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxviii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxix)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

	(xxx)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

4	(c)(xxxi)	The Smith & Nephew Global Share Plan 2020	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxxii)	Letter of Re-Appointment of Roberto Quarta		X

	(xxxiii)	Letter of Re-Appointment of Robin Freestone		X

	(xxxiv)	Letter of Re-Appointment of Erik Engstrom		X

	(xxxv)	Letter of appointment of Jo Hallas		X

8		Principal Subsidiaries		X

12	(a)	Certification of Roland Diggelmann filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Anne-Francoise Nesmes filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Roland Diggelmann and Anne-Francoise Nesmes furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

Strategic report
Governance
Accounts
Other information

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Watford, England
March 7, 2022