Form 20-F
period 2022-12-31
SMITH & NEPHEW PLC
filed 2023-03-06
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

INFORMATION FOR SHAREHOLDERS (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Helen Barraclough, +44-1923-477340, helen.barraclough@smith-nephew.com

Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name on each exchange on which registered
American Depositary Shares Ordinary Shares of 20¢ each 2.032% Notes due 2030 4.565% Notes due 2029	SNN SNN 30 SNLN	New York Stock Exchange New York Stock Exchange* New York Stock Exchange New York Stock Exchange

* Not for trading, but only in connection with the first registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 877,649,585 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ⌧    No  ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes   ◻    No   ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes   ⌧    No  ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ⌧    No  ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.      ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.        ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).         ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Annual Report 2022

Life Unlimited

Contents		Our performance
Strategic report
Our performance	IFC	$5,215m Group revenue		37.5¢ Unchanged Dividend per share
Who we are	4
Chair’s statement	6
Chief Executive Officer’s review	8	Reported +0.1%	Underlying[1] +4.7%
Our business model	14
Key Performance Indicators	16
Financial review	18
Serving healthcare customers	24
Manufacturing and quality	46
Strengthening our Culture through leadership	48	$450m -24% Operating profit		8.6% -280bps Operating profit margin
For a healthy and sustainable future	56
Risk report	69
Our stakeholders	80

Governance		$901m -4% Trading profit[1]		17.3% -70bps Trading profit margin[1]
Letter from the Chair	84
Board leadership and purpose	86
Nomination & Governance Committee report	98
Audit Committee report	101
Compliance & Culture Committee report	108	25.5¢ -57% Earnings per share (EPS)		81.8¢ +1% Adjusted earnings per share[1] (EPSA)
Engaging with stakeholders	112
Directors’ Remuneration report	116

Accounts
Statement of Directors’ responsibilities	147	$581m -45% Cash generated from operations		$444m -46% Trading cash flow[1]
Report of Independent Registered Public Accounting Firm	148
Group income statement	164
Group statement of comprehensive income	164
Group balance sheet	165	$345m -3% R&D investment		6.6% -150bps Return on invested capital[1] (ROIC)
Group cash flow statement	166
Group statement of changes in equity	167
Notes to the Group accounts	168
Company financial statements	221
Notes to the Company accounts	223

Other information
Group information	229	1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.
Other information	230
Shareholder information	240

The images used throughout the report represent the ways that Smith+Nephew is taking the limits off living and helping patients live Life Unlimited. Images used are not photographs of our patients unless expressly indicated.

Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Physical health is never just about our body. It’s our mind, feelings and ambitions. When something holds us back, it’s our whole life on hold.

We’re here to change that, to use technology to take the limits off living, and help other medical professionals do the same.

So that farmworkers, athletes, grandads, parents and rugby players stare down fear, see that anything is possible, then go on stronger. Inspired by a simple promise. Two words that bring together all we do…

Life Unlimited

To learn more about our purpose visit www.smith-nephew.com

Smith+Nephew Annual Report 2022	1

2	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Our technology takes the limits off living

Getting a farmer back to work

Life Unlimited

Smith+Nephew Annual Report 2022	3

Who we are
We are a leading portfolio medical technology company. We exist to restore people’s bodies and their self-belief.		Serving healthcare customers We serve our markets through three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Orthopaedics

Orthopaedics includes an innovative
range of Hip and Knee Implants used to
replace diseased, damaged or worn joints,
robotics-assisted and digital enabling
technologies and services that empower
surgeons, and Trauma & Extremities
products used to stabilise severe
fractures and correct
hard tissue deformities.

Sports Medicine & ENT

Our Sports Medicine & Ear, Nose and
Throat (ENT) businesses offer advanced
products and instruments used to repair
or remove soft tissue. They operate in
growing markets where unmet clinical
needs provide opportunities for procedural
and technological innovation.

19,000 Employees supporting healthcare professionals worldwide	121,963 Medical training sessions provided by Smith+Nephew in 2022

Advanced Wound Management

Our Advanced Wound Management
portfolio provides a comprehensive set
of products and services to meet broad
and complex clinical needs, delivering
on our mission to shape what is
possible in wound care.

4	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Building a winning culture

We strive to build a purpose-driven culture based on strong and authentic values of Care, Courage and Collaboration.

» Care: A culture of empathy and understanding for each other, our customers and patients.

» Courage: A culture of continuous learning, innovation and accountability.

» Collaboration: A culture of teamwork, based on mutual trust and respect.

Working with integrity,

transparency and accountability

» Innovation: Developing new technology
through our Research & Development
(R&D) programme, and acquiring
exciting technologies where we can
add value.

» Medical education: Supporting the
safe and effective use of our products
and providing opportunities to learn
innovative surgical techniques.

» Sustainability: Addressing the
requirements of our stakeholders,
creating a lasting positive difference
for our customers and minimising our
impact on the environment.

Improving outcomes across the globe

Africa

Europe

Australasia

Asia

Americas

Middle East

100+

A presence in more
than 100 countries

5+

Smith+Nephew’s
Academies provide
medical education
in the US, Europe
and Asia Pacific

Global Head Office
Major manufacturing sites
Smith+Nephew Academies
Smith+Nephew Academy opening in 2023

Smith+Nephew Annual Report 2022	5

Chair’s statement

Focused on
improving
performance
and shareholder
value

Dear Shareholder

Smith+Nephew delivered a mixed performance in 2022. Revenue growth was in the upper half of our guided range for the year, but our trading profit margin was below expectations, primarily due to the significant number of macro factors which impacted our industry in 2022. Under the leadership of our new Chief Executive Officer, Dr Deepak Nath, the management team is working to realise maximum value from the opportunities we have built, and address the challenges. We believe we are on the path to sustained higher revenue growth while also improving our trading profit margin over time.

Focused on improvement

The Board feels that the Company, under
new leadership, has a renewed energy and
all Board members strongly support the
actions being taken to move the Company forward, including to address performance in our Orthopaedics franchise and improve productivity to support margin expansion.

37.5¢

Dividend per share

Read about our

Memphis visit

Read about

our culture

6	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The Board seeks to foster an environment where there is a shared urgency to see measurable improvements in performance whilst recognising that leadership needs time to effect lasting positive change.

We reviewed and endorsed the 12-point plan brought forward by Deepak and his leadership team, welcoming the deep root-cause analysis, focused programme of actions, pace of execution and commitment to demonstrable outcomes. The Board regularly monitors progress and is encouraged by the early successes which Deepak describes in the next few pages.

Shareholder value

Stock markets were challenging in 2022, and Smith+Nephew’s share price reflected this as well as our recent performance. While our shares performed in line with or better than many of our European medtech peers during the year, we continued to lag behind our US counterparts. Delivering our commitments with urgency to deliver value to our shareholders is a priority for the Board and management team.

For 2022 the Board is recommending a Final Dividend of 23.1¢ per share. Together with the Interim Dividend of 14.4¢ per share this will give a total distribution of 37.5¢ per share, unchanged from 2021.

The Board welcomes discussion with shareholders and during the year we engaged with many of our larger investors. We also received regular communication from private shareholders and welcomed the opportunity to meet face-to-face at our Annual General Meeting (AGM), which was also live-streamed to enable maximum participation during the meeting.

Culture and sustainability

The Board puts great value on how Smith+Nephew operates, and invests considerable time in meeting employees and understanding their experience and commitment to the Company.

“The Board feels that the Company, under new leadership, has a renewed energy and all Board members strongly support the actions being taken to move the Company forward.”

During the year members of the Board met with employees, both virtually and in person, and were impressed by their enthusiasm for the work they do. In September, the Board had the opportunity to meet with employees at the Company’s Memphis site and learn about both our exciting product portfolio and scrutinise our plans to improve manufacturing productivity.

The Board was pleased to see that external benchmarking highlighted a strong employee connection to the purpose of Life Unlimited and an overall upward trend in engagement compared with last year. Management continues to work to build the culture and during the year the Board approved new Commitments which define the specific ways in which the Company expects employees to demonstrate our culture every day. On behalf of the whole Board I would like to take this opportunity to thank all the employees for their contributions during 2022.

Sustainability has continued to receive focus and scrutiny from the Board and its Committees to ensure our sustainability programme is aligned with our stakeholders’ expectations and to monitor actions and progress against our targets, including towards net zero carbon emissions by 2045. We welcomed the decision to strengthen executive oversight of sustainability with the creation of the ESG Operating Committee, formed in January 2023, comprising experienced executives from across many Smith+Nephew functions.

Reflections and thanks

As this will be my final year on the Board and as your Chair, I wanted to take the opportunity to reflect on events during my time at Smith+Nephew. In 2014 when I was formally appointed as Chair, no one had any indication of the scale of the global challenges and uncertainty we would all come to experience, in terms of political and geographical upheaval, the pandemic and the impact it would have on our economies, supply chains and ways of working.

During the early years of my tenure, I was privileged to have been part of driving the growth and success achieved by the Company. The Board supported the Company’s strategic expansion into higher growth markets and segments through organic growth and acquisition, all guided by the renewed purpose, enthusiasm and winning culture of Life Unlimited.

However, my time as Chair has not been without its disappointments. As a Board, we have always made every effort to support the Company through the changes required to deliver value and growth for all stakeholders and to enable the Company to achieve its full potential. The loss of momentum emerging from the pandemic was something that the Board was very keen to address with the appointment of Deepak in April 2022 to accelerate business recovery. The Board have been impressed with the way that Deepak has quickly made every effort to evaluate, analyse and improve the business at pace in alignment with the purpose, strategy and values of the Company.

I will retire as Chair of Smith+Nephew in 2023 with a proposed transition over the next few months to our new Chair, Rupert Soames OBE, subject to shareholder approval. I firmly believe the management alignment and focus on execution at pace, the strong culture embedded within the organisation, and our leading portfolio of innovation together give Smith+Nephew the platform to deliver its full potential.

Read about Governance	Link to AGM	Roberto Quarta Chair

Smith+Nephew Annual Report 2022	7

Chief Executive Officer’s review

Transforming to consistently higher growth

Executing our 12-point plan

In July 2022 we announced a 12-point plan to fundamentally change the way Smith+Nephew operates, to drive higher growth and improve productivity, maximising the opportunities we have built, and addressing the challenges. Through this plan, we expect to accelerate delivery of our Strategy for Growth and deliver on our ambition to transform to a consistently higher-growth company.

Our Strategy for Growth is based on three pillars:

– First, Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and simply, and deliver the best from our core portfolio.

– Second, Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.

– Third, continue to Transform ourselves for higher long-term growth, through investment in innovation and acquisitions.

The 12-point plan supports the growth pillars to Strengthen and Accelerate, and is focused on:

– Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and earn market share with our differentiated technology;

– Improving productivity, to support trading profit margin expansion; and

– Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT.

Dear Shareholder

It was an honour to be appointed Chief Executive Officer in April 2022 and I am pleased to have this opportunity to review the last year, and outline what we are doing to transform performance at Smith+Nephew.

When I joined Smith+Nephew I found a company that had many more opportunities than challenges, despite the backdrop of a difficult macro environment, including the impacts of higher inflation, war in Ukraine and Covid in China.

We are a company with innovation at our core, with leading technology across the business. We have a strong, energised management team and employees who are deeply committed to our purpose of Life Unlimited. Together, we are working to improve our execution to realise our opportunities and deliver greater value for our customers, investors, employees and other stakeholders.

We delivered 4.7% underlying revenue growth[1] in 2022 (0.1% reported), operating profit margin of 8.6% and a trading profit margin[1] of 17.3%. Performance in Orthopaedics and manufacturing and supply chain, alongside the difficult macro environment, held back our growth and trading profit margin during the year. We worked hard to closely manage the impact of the widely reported global shortages of some raw materials and components. We are benefitting from our increased investment in innovation, with more than 60% of growth in 2022 coming from products launched in the last five years. We exited the year with good momentum, with all three global franchises contributing to a strong finish to the year, and all accelerated revenue growth over the first nine months.

Read about our CORI◊
Surgical System

1  These non-IFRS financial measures are explained and
reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236-240.

8	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Since July we have embedded the teams and structures to drive this work, established internal KPIs to drive accountability, and have made meaningful early progress in delivery. We expect to continue to accumulate operational and financial benefits as we progress through the two-year life of the plan.

While there is still much work to be done to improve our performance in Orthopaedics we are pleased with our progress in the first few months, including reducing our overdue orders by 35% from the peak in the first half of the year and improving the percentage of customer orders that are completely filled, moving towards normal industry standards.

In our global operations, we opened a new high technology orthopaedics manufacturing facility in Malaysia. We also announced plans for a new Advanced Wound Management facility in the UK. Further benefits are expected to come from driving lean methodologies across our manufacturing operations, pursuing opportunities for additional network optimisation and targeting direct procurement savings.

Our Advanced Wound Management franchise has delivered above market performance since 2021 following extensive work to improve commercial execution, and we expect to build on this strong position going forward. Growth drivers include our portfolio breadth and extensive evidence-base. Both are differentiators and we see significant opportunities for further growth, particularly in Negative Pressure Wound Therapy.

Read about our
REGENETEN◊
Bioinductive Implant

Smith+Nephew Annual Report 2022	9

Chief Executive Officer’s review continued

The ‘What’ of our strategy

Transform

Through innovation

and acquisition

Accelerate

Profitable growth through prioritisation and customer focus

Strengthen

The foundation to serve customers sustainably and simply

Fixing

Orthopaedics

Improving
productivity

Accelerating Sports Med
and AWM

– More opportunities than challenges.

– Multiple positive factors coming together in Orthopaedics.

– Next wave of innovative implants coming to market.

– Unique expansions for CORI.

– Revitalised management team in place.

– Rewiring our commercial delivery underway.

– Reinforcing our AWM and Sports Medicine leadership positions.

– Bringing together leading technology and execution to drive performance.

Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology:

– Rewire Orthopaedics commercial delivery.

– Earn market share with our technology.

– Streamline our reconstruction portfolio.

Improving productivity, to support trading profit margin expansion:

– Improve value and cash processes.

– Optimise procurement.

– Manufacturing optimisation.

Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT businesses, representing approximately 60% of Group revenue:

– Scale Negative Pressure Wound Therapy.

– Drive cross-selling in Ambulatory Surgery Centers (ASCs).

The ‘How’ – Executing our 12-point plan

The ‘Now’ of the opportunity

Our Sports Medicine business has delivered above market growth consistently for many years, building on our reputation for innovation. Many of the drivers for further growth are already in place, including expanding both our REGENETEN◊ biologics platform into new indications and our technology leadership by adding advanced surgical capability onto our surgical tower. For ENT, we have a favourably positioned tonsil and adenoid business and are in the early stages of the roll-out of our unique TulaR System for in-office delivery of ear tubes.

We expect to continue to deliver further operational and financial benefits as we progress through the two-year life of the plan.

Innovation-led

Our commitment to innovation is central to our Strategy for Growth and we continued to invest behind recent product launches and in our R&D programme as well as clinical evidence to drive future growth.

New product launches in Orthopaedics included expanding our robotics-enabled CORI◊ Surgical System by bringing both cementless total knee and total hip arthroplasty onto the platform. We also became the first company to receive FDA 510(k) clearance for a revision knee indication using a robotics-assisted platform and completed the first cases on CORI. Revisions account for around 10% of all knee procedures in the US.

In Sports Medicine, we announced encouraging evidence supporting REGENETEN, which delivered a significant 86% reduction in rotator cuff re-tear rates at 12 months in interim results from a randomised controlled trial (see page 37).

Read about our

KPIs

10	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

“In July 2022 we announced a 12-point plan to fundamentally change the way Smith+Nephew operates, to drive higher growth and improve productivity.”

Supporting Net Zero

Our Strategy for Growth also embraces sustainability, and this report details our progress made against our commitment to achieve net zero carbon emissions by 2045. We are developing our Scope 3 emissions reduction roadmap in preparation for submitting this to the Science Based Target Initiative (SBTi) for validation. You can read more about our progress across our sustainability focus areas of People, Planet and Products on pages 59–63.

Transforming Smith+Nephew

We will continue to face macroeconomic headwinds in 2023. However, I believe the drivers of further growth are in place, including leading technologies across all three franchises. With our 12-point plan, we are fundamentally changing the way Smith+Nephew operates to drive higher growth and improve productivity. Overall, we expect to deliver both faster revenue growth and margin expansion in the coming year, and are setting a solid foundation for our midterm ambitions as we transform to a consistently higher growth company.

Deepak Nath, PhD

Chief Executive Officer

In Advanced Wound Management, we introduced the WOUND COMPASS◊ Clinical Support App, a comprehensive digital support tool for healthcare professionals that aids wound assessment and decision making to help reduce practice variation, and launched our DURAMAX◊ S Silicon Super Absorbent Dressing for high exuding wounds in Europe, where superabsorbers are one of the fastest growing categories of dressings.

We continued to deliver successful acquisitions, bringing novel and disruptive technologies into our portfolio. In January 2022 we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US. The system will have an application on CORI in the future.

Finally, we made further investment behind medical education. I was proud to attend the opening of a new Smith+Nephew Academy in Singapore. Our Academies in the US, Europe and now Asia Pacific, as well as our online resources, provide tens of thousands of healthcare professionals with opportunities to evaluate the latest evidence, learn innovative clinical techniques as well as safe and effective use of our products through hands-on and state-of-the-art digital interactive learning experiences.

Building a winning culture

Our strong culture and connection to our purpose of Life Unlimited helped us navigate the challenges of 2022. We improved our employee engagement scores as measured by Gallup, and made good progress in building a diverse and inclusive workplace through our Employee Inclusion Groups (EIGs). I have spent time with employees at many of our sites and through our global town hall meetings, and was impressed by their welcome and the enthusiasm to go the extra mile to serve our customers. I would like to thank every one of our colleagues for their dedication and care.

We continue to work to build our culture, and to ensure it supports our Strategy for Growth, and during the year we defined the specific expectations and behaviours we believe are needed, introducing our Commitments. We also took steps to support our employees as the cost of living rose sharply in some of our locations. You can read more about these and other initiatives on pages 48–53.

Read about our
WOUND COMPASS
Clinical Support App

Smith+Nephew Annual Report 2022	11

12	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Our technology takes

the limits off living

Helping an

athlete back

to competing

Life Unlimited

Smith+Nephew Annual Report 2022	13

Our business model

How we create value

Through our business model we strive to transform outcomes for the patients we serve, for clinicians and the healthcare systems we support, for the company and our shareholders. Our Strategy for Growth focuses our efforts, and our purpose of Life Unlimited inspires us every single day.

What we need to create value

People

A purpose-driven culture based on authentic values committed to doing business the right way.

R&D

Innovation is at the heart of our business and we prioritise investment in new products, technologies and services.

Financial strength

A robust balance sheet and capital allocation framework balancing investments in the future and returns today.

Sustainability

Addressing the long-term needs of our customers, employees, communities and stakeholders, reducing our impact on the environment.

Global operations

Resilient manufacturing and supply chains to ensure quality and competitiveness.

Medical education

Committed to educating and training healthcare professionals on the safe and effective use of our products.

Delivering value for stakeholders

Investors

Dividend

$327m

Group revenue

$5,215m

+0.1%

Operating profit

$450m

-24%

Community

Volunteer hours

11,500

Employees

Engagement score

4.12

+0.04

Operating
profit margin

8.6%

-280bps

Trading profit1

$901m

-4%

Customers

Training sessions

121,963

Product launches

12

Trading profit

margin1

17.3%

-70bps

1  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.

14	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

How we create value

1

Innovative
technology

We offer a broad portfolio of differentiated products and services that meet often-complex clinical needs, including digital and robotic technologies, driving procedural innovation.

2

Go to market

Three franchises set product strategy which is executed by our selling organisations in the Americas, EMEA and APAC.

3

Expertise
and support

Our sales force support customers and work with healthcare systems to address complex business and reimbursement requirements.

Customer centricity

6

Product
development
and acquisition

R&D model that provides for customer and franchise focused innovation and acquiring technologies needing further development and commercialisation.

5

Customer
feedback

Building close relationships with customers to ensure a deep understanding of unmet clinical needs and changing financial and sustainability priorities within healthcare systems.

4

Education
and learning
academies

We support the safe and effective use of our products, skill development and procedural innovation through our Academy medical education programme.

Smith+Nephew Annual Report 2022	15

Key Performance Indicators

Measuring our progress

Smith+Nephew uses a number of financial and non-financial Key Performance Indicators (KPIs) to track and evaluate performance and delivery against its Strategy for Growth and other business objectives. Those KPIs in the public domain are consolidated below. A number of other KPIs are commercially sensitive and are not published but are used internally to drive performance and growth.

Financial Key Performance Indicators

Revenue growth Revenue growth allows management and investors to measure our relative performance. We are targeting underlying revenue growth of 5%+ in the medium term.					Profit margin Profit margin allows management and investors to determine our relative performance. We are targeting at least a 20% trading profit margin in 2025, with improvements year-on-year.

12-point plan KPIs

Multiple KPIs are used to measure delivery against the 12-point plan. These examples express some of the process improvement elements of the plan. KPIs covering R&D and growth elements, such as a new product acceleration metric, are commercially sensitive and not disclosed externally.

Orthopaedics non-set line-item fill rate

16

Percentage point improvement in the US year-on-year to 31 December 2022

This KPI helps us track improving performance in filling customer orders.

Orthopaedic Reconstruction set turns

23%

Improvement from 2021 baseline

This KPI helps us measure improvements in utilisation of Orthopaedic Reconstruction surgical instrument sets, enabling more procedures and supporting sales.

Procurement improvements

0%

Reduction since 2022 peak

This KPI enables us to track our productivity by measuring our success reducing direct and indirect spend (including transportation) as a percentage of revenue.

Manufacturing conversion cost

95bps

Reduction since 2022 peak

This KPI measures the cost to convert raw materials to finished products as a percentage of revenue to track manufacturing efficiency improvements.

Revenue growth – reported				%	Operating profit margin				%

+0.1% Reported revenue growth includes a foreign exchange headwind of 460bps.	-11.2	14.3	0.1		8.6% Reported profit margin reflects restructuring costs, as well as acquisition and disposal-related items, amortisation and legal and other items.	6.5	11.4	8.6

	2020	2021	2022			2020	2021	2022

Revenue growth – underlying[1]				%	Trading profit margin[1]				%

+4.7% All franchises and geographies delivered revenue growth in 2022.	-12.1	10.3	4.7		17.3% Trading profit margin reflects the impact of higher input inflation in 2022.	15.0	18.0	17.3

	2020	2021	2022			2020	2021	2022

Dividend per share Dividend payments allow investors to receive a cash return on their investment in Smith+Nephew.					Return on invested capital[1] ROIC allows management and investors to measure the return generated on capital invested, providing a metric for long-term value creation.

¢					%

37.5¢ Total distribution of 37.5¢ per share, unchanged from 2021.	37.5	37.5	37.5		6.6% The lower ROIC reflected the fall in operating profit and higher average net operating assets.	8.0	8.1	6.6

	2020	2021	2022			2020	2021	2022

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.

16	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

								For more about our employee engagement score For more about our sustainability strategy

Non-financial Key Performance Indicators

Investment in innovation				Employee engagement score				Long-term sustainability targets
This KPI allows management and investors to understand how much is being invested in new innovative products designed to drive future revenue growth and profit.				The Gallup Global Engagement Survey allows management and investors to assess how engaged our employees are, which is a key driver of business performance.

These KPIs allow management and investors to measure progress against our long-term sustainability targets in the three areas of People, Planet and Products.

Achieve net zero

Achieve net zero Scope 1 and Scope 2 greenhouse gases (GHGs) by 2040 and Scope 3 GHGs by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHGs by 2025.

Scope 1 and 2 (market-based)˄

27%

Reduction since 2019.

Hours volunteered

11,500

Each year employees are encouraged to use paid volunteering time.

Waste to landfill

26%

Less waste to landfill versus 2019.

Product donations

$5.0m
Each year we donate products to support underserved communities.

˄  Please refer to page 67 for our emissions reporting methodology, materiality and scope.

R&D investment			$	Engagement
m $345m In 2022, we continued to protect our R&D investment and launched multiple new products from our organic pipeline and acquisitions.

4.12

Our Grand Mean score of 4.12 positioned us in the 73rd percentile in Gallup’s database (2021: 71st percentile). 88% of employees participated.

Quality and safety

This KPI allows management and investors to verify that we are operating a safe working environment at high standards.

Headline safety rate

	307	356	345

	2020	2021	2022

New product launches
12 This KPI helps us track the number of on-time new product launches to drive future revenue growth.

				We adopt the industry-standard OSHA system to record incidents of occupational injury and ill health. Performance is expressed as the number of incidents per 200,000 hours worked.	0.30	0.23	0.22

Acquisitions

1

This KPI tracks acquisitions that enhance our portfolio and pipeline, including technology that can change the standard of care and assets in high-growth categories.

In January 2022, we acquired Engage Surgical, owner of the only cementless partial knee system commercially available in the US. This gives us a unique position as the only company offering total and partial cemented and cementless knees in the US, our largest market.

					2020	2021	2022

				Medical education This KPI helps investors understand how we support the safe and effective use of our products through the provision of medical education. Practitioner training sessions

				121,963

								For details of the actions we are undertaking to meet our commitments

				For more about medical education

Smith+Nephew Annual Report 2022	17

Financial review

Building
a stronger
Smith+Nephew

We made good progress in 2022 as we focused on driving better execution and improving productivity.

2022 performance

Group revenue in 2022 was $5,215 million, an increase of 0.1% on a reported basis and 4.7% on an underlying basis[1] excluding a 460bps headwind from foreign exchange, within the revenue guidance range of 4.0% to 5.0% we had provided for 2022.

We exited the year with good momentum, with fourth quarter revenue up 1.4% on a reported basis and 6.8% on an underlying basis[1] excluding a 540bps foreign exchange headwind. All three global franchises contributed to this strong finish to the year, with all accelerating revenue growth over the first nine months of the year.

The operating profit was $450 million with an operating profit margin of 8.6% (2021: 11.4%) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items.

Trading profit[1] for 2022 was $901 million (2021: $936 million) with a trading profit margin[1] of 17.3% (2021: 18.0%) reflecting higher inflation in freight and logistics, the impact of China volume-based procurement (VBP), as well as sales and marketing expenditure levels returning to more normal levels. The trading profit margin[1] was below the updated guidance of 17.5% we gave on 28 July 2022.

The reported profit before tax was $235 million (2021: $586 million) after adjusting for an impairment loss of $109 million in our investment in our associate, Bioventus.

18	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Group performance

Efficiency

In July 2022, we announced a 12-point plan to improve execution and drive our Strategy for Growth. The plan focuses on fixing Orthopaedics, improving productivity, and accelerating growth in Advanced Wound Management and Sports Medicine.

We are making good progress embedding the plan and are seeing early improvements.

The efficiency and productivity elements of the 12-point plan bring in a range of actions across the areas of cost of goods from our Global Operations and sales & marketing and general & administrative costs from our commercial and corporate activities. In aggregate, the benefits from these actions are expected to result in more than $200 million of annual savings by 2025. The work to finalise the associated cost is ongoing and will be reported alongside our Q1 results on 26 April 2023.

Earnings per share

Basic earnings per share (‘EPS’) was down 57% to 25.5¢ primarily due to an impairment loss in our investment in our associate, Bioventus. Adjusted earnings per share[1] (‘EPSA’) was up 1% at 81.8¢, reflecting the improved trading performance, lower trading tax rate[1] and lower number of outstanding shares due to the share buyback.

Capital allocation

In December 2021 we announced an updated capital allocation policy to prioritise the use of cash as follows:

1.

Invest in innovation to drive organic growth, and to meet our sustainability targets and further embed our ESG agenda.

2.

Acquire new technologies and expand in higher growth segments, that have a strong strategic fit and meet our financial criteria.

3.

Maintain investment grade credit metrics, our existing progressive dividend policy, and an optimal balance sheet position.

4.

Return surplus capital to shareholders through buybacks.

2022	2021	Change
$ million	$ million	$ million
Revenue	5,215	5,212	3
Operating profit	450	593	(143)
Trading profit[1]	901	936	(35)
Profit before tax	235	586	(351)
Attributable profit	223	524	(301)
EPS	25.5¢	59.8¢	(34.3)¢
EPSA[1]	81.8¢	80.9¢	0.9¢

Non-IFRS measures

The underlying increase in revenue by market reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

Reconciling items
Reported	Underlying	Acquisitions/	Currency
2022	2021	growth	growth	Disposals	impact
$ million	$ million	%	%	%	%
US	2,764	2,658	4.0	4.0	—	—
Other Established Markets[2]	1,504	1,638	(8.2)	3.3	—	(11.5)
Total Established Markets	4,268	4,296	(0.7)	3.7	—	(4.4)
Emerging Markets	947	916	3.5	9.1	—	(5.6)
Total	5,215	5,212	0.1	4.7	—	(4.6)

Trading profit[1] reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

2022	2022	2021	2021
$ million	%	$ million	%
Operating profit	450	8.6	593	11.4
Acquisition and disposal related items	4	0.1	7	0.1
Restructuring and rationalisation costs	167	3.2	113	2.2
Amortisation and impairment of acquisition intangibles	205	4.0	172	3.3
Legal and other	75	1.4	51	1.0
Trading profit[1]	901	17.3%	936	18.0%

“For the midterm, the Group is focused on delivering consistently higher revenue growth while also expanding its trading profit margin.”

1

These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.

2

Other Established Markets are Europe, Canada, Japan, Australia and New Zealand.

Smith+Nephew Annual Report 2022	19

Financial review continued

s

The 2022 share buyback programme commenced on 23 February 2022 and $150 million was completed by 12 August 2022. As macroeconomic conditions continued to be uncertain, including higher inflation, the Board decided it was prudent to delay further buybacks until conditions improved. We remain committed to returning surplus cash to shareholders over time.

Investments

In January 2022, we completed the acquisition of Engage Uni, LLC (operating as Engage Surgical), owner of the only cementless partial knee system commercially available in the US.

This acquisition strongly supports Smith+Nephew’s Strategy for Growth by transforming our business through innovation and acquisition, while also providing differentiation for our customers. The maximum consideration, all payable in cash, is $135 million and the fair value consideration is $131 million and includes $32 million of contingent consideration.

We made further investment behind medical education with the opening of a new Smith+Nephew Academy in Singapore, a major medical education and digital innovation centre covering the Asia-Pacific region. The Group is planning to open a similar new Smith+Nephew Academy in Munich in 2023.

In 2022, we also announced plans to build a new Advanced Wound Management facility on the outskirts of Hull, UK. The design of the new facility takes into account sustainability factors and standards with a focus on energy and resource efficiency.

Dividends

The 2021 final dividend of 23.1¢ per ordinary share, totalling $202 million, was paid on 11 May 2022. The 2022 interim dividend of 14.4¢ per ordinary share, totalling $125 million, was paid on 26 October 2022.

Taxation

Smith+Nephew is subject to various taxes in the many countries in which the Group operates. We seek to pay the correct amount of tax in line with local tax laws in each jurisdiction.

1

These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.

2

Net debt is reconciled in Note 15 to the Group accounts.

		2022 $ million	2021 $ million	Change $ million
	Goodwill and intangible assets	4,267	4,387	(120)
	Other non-current assets	1,843	2,109	(266)
	Current assets	3,856	4,424	(568)
	Total assets	9,966	10,920	(954)
	Total equity	5,259	5,568	(309)
	Non-current liabilities	2,992	3,221	(229)
	Current liabilities	1,715	2,131	(416)
	Total liabilities	4,707	5,352	(645)
	Total liabilities and equity	9,966	10,920	(954)
	Net debt[2] including lease liabilities	2,535	2,049	486

		2022 $ million	2021 $ million	Change $ million
	Cash generated from operations	581	1,048	(467)
	Trading cash flow[1]	444	828	(384)
	Free cash flow[1]	56	410	(354)

Our business generates tax receipts for the governments in each of these countries. In addition to corporate income taxes, we pay and collect other taxes including payroll (employee) taxes, sales (indirect) taxes and customs duties.

During 2022, we made global tax payments of $818 million (2021: $725 million). This comprised of $241 million of taxes borne by Smith+Nephew (corporate income taxes, employer social security contributions and customs duties) and $577 million of taxes collected from employees and customers on behalf of governments (employee income taxes and social security contributions and net indirect tax payable).

Balance sheet data and net debt

Our balance sheet remains strong. Key movements are outlined below.

Overall goodwill and intangible assets decreased by $120 million. Goodwill increased by $42 million as a result of acquisitions of $84 million, which was partially offset by foreign exchange movements of $42 million.

Intangible assets decreased by $162 million primarily because of amortisation and impairment of $268 million and foreign currency movements of $14 million being partially offset by acquisitions of $44 million and additions of $77 million. The acquisition of intangible assets relates to the Engage acquisition.

Other non-current assets decreased by $266 million primarily due to a decrease of $58 million in property, plant and equipment, a $141 million decrease in investment in associates and a $41 million decrease in retirement benefit assets. The decrease in the investment in associates primarily relates to an impairment loss of $109 million in Bioventus Inc.

Current assets decreased by $568 million primarily due to a $940 million decrease in cash at bank, relating to the Engage Surgical acquisition, payment of dividends, share buybacks and repayment of debts. This was partially offset by a $361 million increase in inventories driven by strategic raw material buys, as part of managing disruption to certain global raw material and component supply, inflation raising the average value of our inventory, and increased inventory to support growth including new product launches, safety stock, or in markets where we expect growth acceleration.

Non-current liabilities decreased by $229 million primarily due to a $105 million reclassification of borrowings to current liabilities to reflect repayments due in 2023, and an increase in retirement benefit obligations primarily due to higher discount rates in 2022 to reflect the current economic environment.

Current liabilities decreased by $416 million primarily related to the repayment of $407 million debt in 2022 and movements in provisions.

20	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Cash flow

Cash generated from operations was $581 million after paying out $22 million of acquisition and disposal related items, $120 million of restructuring and rationalisation expenses and $133 million for legal and other items.

Trading cash flow[1] decreased by $384 million driven by adverse working capital movements, primarily from inventory including from spot buying of raw materials and components to secure supply and mitigate the risk of shortages, and as we continued to invest in capital expenditure, including progressing changes to our manufacturing network.

The free cash flow[1] decreased to $56 million from $410 million in the prior year because of the decrease in trading cash flow. As a result of the working capital movement, the trading profit to cash conversion[1] ratio deteriorated to 49% (2021: 88%). We expect a reduction in inventory levels, and for cash conversion to return to historic levels, as we deliver the 12-point plan.

In 2022, the Group purchased a total of 10.1 million ordinary shares at a cost of $158 million.

Liquidity and capital resources

At 31 December 2022, the Group had access to $344 million (2021: $1,285 million) in cash net of bank overdrafts. The Group’s debt facilities comprised a $1,000 million USD corporate bond, a €500 million EUR corporate bond valued at $533 million, a $1,000 million revolving credit facility and $1,160 million of private placement debt. The Group had committed facilities of $3.7 billion at 31 December 2022 of which $2.7 billion was drawn.

The Group’s net debt[2] increased from $2,049 million at the beginning of 2022 to $2,535 million at the end of 2022, representing an overall increase of $486 million as a result of dividend payments ($327 million), the acquisition of Engage Surgical ($89 million), and share repurchases ($158 million).

Return on invested capital

Return On Invested Capital (ROIC)[1,3] is a measure of the return generated on capital invested by the Group. It encourages compounding reinvestment within the business and discipline around acquisitions. ROIC decreased from 8.1% in 2021 to 6.6% in 2022 due to lower operating profit and higher average net operating assets.

Going concern

The Directors have considered various scenarios in assessing the future financial performance and cash flows. Throughout these scenarios, modelled on severe but plausible outcomes, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for the period to 30 March 2024. Accordingly, the Directors continue to adopt the going concern basis in preparing the consolidated financial statements.

Outlook

For 2023 we are targeting both revenue growth and trading profit margin above 2022 levels.

For revenue, we expect to deliver underlying revenue growth in the range of 5.0% to 6.0%. Within this, we expect continued strong growth from our Sports Medicine & ENT and Advanced Wound Management franchises, and further improvement in Orthopaedics as we continue to execute on the 12-point plan. On a reported basis the guidance equates to a range of around 5.0% to 6.0% based on exchange rates prevailing on 13 February 2023.

In terms of phasing, we expect the first quarter to be impacted by the renewed Covid waves in China reducing surgical-volumes, as well as the continuing headwind of VBP in Orthopaedics. We expect the business to accelerate from the second quarter for the remainder of the year.

For trading profit margin, we expect to deliver at least 17.5% as the positive operating leverage from revenue growth, productivity improvements and the early benefits of our cost-saving initiatives more than offset continuing macroeconomic headwinds from raw material cost inflation, higher wages and a 100bps headwind from transactional foreign exchange. The tax rate on trading results for 2023 is forecast to be around 19% subject to any material changes to tax law or other one-off items.

For the midterm, the Group is focused on consistently delivering higher revenue growth while also expanding its trading profit margin.

We are now targeting underlying revenue growth consistently 5%+ (previously 4-6%), driven by return on innovation investments and execution of the 12-point plan, and trading profit margin expansion to at least 20% in 2025, driven by productivity improvements (previously 21% in 2024).

Anne-Françoise Nesmes

Chief Financial Officer

Available debt facilities by maturity date ($m)

105	430	1,000	75	140	60	633	1,095	0	155

							1,000
		1,000

						533

	430

									155
				140						Revolving credit facility undrawn
105
						100				USD corporate bond
							95
										EUR term loans
			75
					60					Private placement debt
2023	2024	2025	2026	2027	2028	2029	2030	2031	2032

Maturity by date

1

These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236-240.

2

Net debt is reconciled in Note 15 to the Group accounts.

3

ROIC is defined as: Operating profit (before amortisation and impairment of acquisition intangibles) less adjusted taxes/(Operating net operating assets + Closing net operating assets)/2.

Smith+Nephew Annual Report 2022	21

Our technology takes
the limits off living

Getting a

grandad back

to playing with

his grandchild

Life Unlimited

22	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Smith+Nephew Annual Report 2022	23

Serving healthcare customers

Our customers are healthcare professionals. They can range from orthopaedic surgeons to wound care nurses, general practitioners and other clinicians, but increasingly also economic stakeholders such as purchasing professionals in hospitals and healthcare insurers.

Our franchise model

Smith+Nephew has a global franchise structure with three franchises: Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

The franchise model is designed to ensure that we have subject and market experts leading specialist teams dedicated to serving the specific requirements of our customers. Our franchises are responsible for strategy, determining which products we take to market. The franchises work closely with R&D to ensure we are developing products that address unmet needs and with Global Operations to ensure we have appropriate product availability to meet customer needs.

During 2022, our Orthopaedics and Sports Medicine & ENT were led by one leadership team under the President Orthopaedics, Sports Medicine & ENT and Americas, reporting to the Chief Executive Officer.

Advanced Wound Management was led by the President Advanced Wound Management and Global Commercial Operations, reporting to the Chief Executive Officer. Global Commercial Operations include medical education, sales training, marketing services and healthcare economics and serves all our franchises and regions.

Our regional organisations sell to our customers. In the US, our largest market, the commercial teams were organised by franchise and led by the franchise presidents. The President Orthopaedics, Sports Medicine & ENT and Americas also led our teams in LATAM and Canada. Our EMEA commercial organisation, headquartered in Zug, Switzerland, was led by the President EMEA Region. Our APAC commercial organisation, headquartered in Singapore, was led by the President APAC Region.

24	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Franchise areas

Three franchises set
global product strategy

Orthopaedics

Orthopaedics includes Hip and Knee Implants used to replace diseased, damaged or worn joints, robotics-assisted and digital enabling-technologies and services that empower surgeons, and Trauma & Extremities products used to stabilise severe fractures and correct hard tissue deformities.

Sports Medicine & ENT

Our Sports Medicine & Ear, Nose and Throat (ENT) businesses offer advanced products and instruments used to repair or remove soft tissue.

Advanced Wound Management

Our Advanced Wound Management portfolio provides a comprehensive set of products and services to meet broad and complex clinical needs of products and services to meet broad and complex clinical needs.

Regions

Three regional organisations sell to our customers

US/Americas

In the US, our largest market, the commercial teams are organised by franchise and led by the franchise presidents. The President Orthopaedics, Sports Medicine & ENT and Americas also led our teams in LATAM and Canada.

Europe, Middle East & Africa

Our EMEA commercial organisation is headquartered in Zug, Switzerland and led by the President of EMEA Region.

Asia Pacific

Our APAC commercial organisation is headquartered in Singapore and led by the President of APAC Region.

Putting customers at the heart of our business

Surgeons

Healthcare systems

Hospitals

Nurses

Payers

Patients

Smith+Nephew Annual Report 2022	25

Serving healthcare customers continued

Our salesforce

Our sales representatives support our customers through their technical knowledge.

Depending on their area of specialism, representatives in our surgical businesses not only know the products that they sell and the surgical instruments used to implant them, but are also expected to have an understanding of the various surgical techniques a customer might use.

Once a sales representative is trained and certified, they typically spend the majority of their time working directly with and supporting customers in the safe and effective use of our advanced medical technologies, or identifying and contacting new customers.

In Advanced Wound Management, sales representatives develop their knowledge of how clinicians seek to prevent and treat wounds, as well as understand the economic benefits of using our products within treatment protocols.

We pride ourselves on giving customers a high standard of service and invest in developing our sales and marketing organisation. Our Global Commercial Training and Education team delivers a consistent content and curriculum-based approach, coupled with commercial training specialisation in key markets.

Smith+Nephew Academy

Smith+Nephew is committed to educating and training healthcare professionals on the safe and effective use of our products.

Every year we provide tens of thousands of surgeons and nurses with opportunities to evaluate the latest evidence, and learn innovative surgical techniques and effective use of our products through our medical education programmes.

Central to Smith+Nephew’s commitment to being a global leader in medical education and improving patient outcomes is providing a comprehensive accessible learning environment tailored to the needs of the healthcare professional.

Through the Smith+Nephew Academy, introduced in 2022, we are actively transforming the way we educate our customers around the world by surrounding them with leading-edge technology, clinical content and scientific data.

The multiple elements of the Smith+Nephew Academy offer a blended learning environment inclusive of state-of-the-art digital interactive learning, symposia, procedure-based education through hands-on experiences inclusive of Virtual Reality (VR) simulations, customised curriculum and programming specifically designed to meet the needs of the accomplished physician, resident, fellow and allied health professionals.

Smith+Nephew has three Academies in the US (Memphis, TN, Andover, MA and Pittsburgh, PA) as well as Academy London and Academy Singapore. Smith+Nephew Academy Munich is due to open in 2023. In addition we have smaller training facilities in Phoenix, AZ, Austin, TX and Minneapolis, MN.

Innovative medical education

121,963 Smith+Nephew medical education sessions attended by healthcare professionals in 2022, accessing in-person and virtual resources

26	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

In 2022, we opened the Smith+Nephew Academy Singapore, a major medical education and digital innovation centre covering the Asia-Pacific region.

Supporting Smith+Nephew’s purpose of Life Unlimited, the S+N Academy Singapore offers an engaging, immersive and interactive training environment for healthcare professionals to experience the latest products and technologies, and refine their techniques under the guidance of expert peers.

S+N Academy Singapore includes a state-of-the-art digital operating suite, including handheld robotics and a virtual reality simulation studio, as well as fully equipped surgical super-stations for hands-on procedural training.

Smith+Nephew Academy Singapore was opened by our CEO Deepak Nath on 9 November 2022.

Smith+Nephew Annual Report 2022	27

Serving healthcare customers continued

Orthopaedics

A leading portfolio of Hip and Knee Implants, robotics and digital enabling technologies and Trauma products

Smith+Nephew’s Orthopaedic franchise vision is to improve mobility and outcomes, with unique and differentiated technologies that allow patients to live a Life Unlimited. Our innovative implants seek to mimic natural movement, are manufactured using materials with a track record of longevity and performance, and are accompanied by our enabling robotic technologies. We are well positioned as the supplier of choice for surgeons across the globe.

Smith+Nephew’s Orthopaedics franchise includes an innovative range of hip and knee implants used to replace diseased, damaged or worn joints, robotics-assisted enabling technologies that improve accuracy and facilitate precision during the surgical procedure, and trauma products used to stabilise fractures and correct bone deformities.

In Orthopaedic Joint Reconstruction, we have a broad, clinically proven and what we believe to be a differentiated portfolio that allows us to compete effectively across a market worth around $14.7 billion[b] annually. This portfolio includes our proprietary OXINIUM◊ material which we consider offers a clear advantage over competitors (see page 31).

In addition, we believe our CORI◊ Surgical System is strongly positioned to take advantage of the trends towards robotic-assisted surgery and outpatient joint replacement seen across the segment. We are already a leader in-industry with CORI being the first robotic-assisted surgery system indicated for revision knee procedures in the US.

The Trauma & Extremities market is worth over $12.7 billion[b] annually, and we are well positioned to compete effectively in this segment. The simplicity and efficiency of our EVOS◊ Plating System gives us an advantage in the largest segment in Trauma, and our TRIGEN◊ INTERTAN◊ Intertrochanteric Nail is backed by the clinical and economic data to position it as the standard of care for hip fracture,[1,2] the second largest segment. In Extremities, following a portfolio acquisition in 2021, we are excited by our next generation shoulder implant, the AETOS◊ Shoulder System, due to launch in 2023, and expanding our presence in Foot & Ankle.

	Highlights
	Orthopaedics revenue
	$2,113m
	2021: $2,156m

	Reported		Underlying[a]
	-2.0%		+1.9%

	Orthopaedics trading profit
	$383m
	2021: $367m

			2022	2022
		2022	Reported	Underlying
		Revenue	growth	growth[a]
	Knee Implants	$899m	+2.5%	+6.8%
	Hip Implants	$584m	-4.4%	-0.2%
	Other Reconstruction	$87m	-5.6%	-1.8%
	Trauma & Extremities	$543m	-5.7%	-2.6%

	a These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236-240.

OR3O◊ Dual Mobility with OXINIUM DH Technology.

28	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

2022 performance

Orthopaedics revenue declined -2.0% on a
reported basis in 2022, including a 390bps
headwind from foreign exchange. Revenue
was up 1.9% on an underlying basis[a]. The
performance reflects the implementation of
the previously disclosed hip and knee
volume-based procurement (VBP)
programme in China.

Within this, our Knee Implant segment
performed strongly, offsetting declines in our
other segments. Other Reconstruction was
held back by global shortages of
semiconductors. Franchise trading profit was
up 4%, although the Orthopaedics trading
profit margin of 18.1% remained below that
of our other franchises.

Strategy

Our Orthopaedic business has an innovative
portfolio that allows us to compete in joint
reconstruction, robotically enabled
procedures, and Trauma & Extremities
markets. We are building on our strong
foundation to build momentum and unlock
opportunity. Our areas of focus include
optimised supply planning and delivery as
well as improved asset deployment.

Our initiatives are designed to drive growth across the Orthopaedic franchise. In Joint Reconstruction and Robotics we aim to accelerate growth by focusing on robotically enabled procedures in total knee and hip arthroplasty with the CORI Surgical System. Additionally, we will continue to leverage the unique material properties in OXINIUM across the knee and hip platform. For Trauma & Extremities, Smith+Nephew expects to globally scale the EVOS Plating System portfolio to compete more broadly in Trauma centres. In addition, the launch of our AETOS Total Shoulder System is expected to expand our footprint in the Shoulder Replacement market.

Global market share

In our Orthopaedics franchise we are one of four leading players, competing against US-based companies Stryker, Zimmer Biomet and DePuy Synthes.

Global market size 2022[b]
Hip and Knee Implants $14.7bn +4% 2021: $14.1bn +11%

A Smith+Nephew	10%
B Zimmer Biomet	32%
C Stryker	23%
D DePuy Synthes[c]	20%
E Others	15%

Trauma and Extremities $12.7bn +3% 2021: $12.2bn +10%

A Smith+Nephew	4%
B DePuy Synthes[c]	26%
C Stryker	22%
D Zimmer Biomet	11%
E Others	37%

CONCELOC◊ technology allows for bony ingrowth

Smith+Nephew’s CONCELOC Advanced Porous Titanium is a patented, proprietary, 3D printed porous structure technology used in Smith+Nephew’s leading REDAPT◊ Revision Hip System and new LEGION◊ CONCELOC Cementless Total Knee System (TKS).

CONCELOC is created in a virtual environment and manufactured through 3D printing additive manufacturing to optimise its porous structure to allow for bony ingrowth.3–6

OXINIUM Tour of Change

During 2022, the Tour of Change mobile exhibit visited leading Orthopaedic centres across the US, providing healthcare professionals with an opportunity to learn how OXINIUM Technology is a truly differentiated implant material, how an implant is made, and how it has been applied clinically during the last 20 years in over two million cases, delivering proven clinical performance in hip and knee replacements.

OXINIUM Technology has established itself as the best performing bearing with the lowest risk of revision in total hip arthroplasty (THA) at 9–18 years, 7–10 alongside strong clinical performance in knees.10

b    Data used in 2021 and 2022 estimates generated by
Smith+Nephew is based on publicly available sources
and internal analysis and represents an indication of
market shares and sizes.

c    A division of Johnson & Johnson.

Smith+Nephew Annual Report 2022	29

Serving healthcare customers continued
Orthopaedics continued

Our technology takes the limits off living:

Building strength with the R3◊ Hip System

Getting a weightlifter back to competing.

In 2016, I was winning medals in national powerlifting competitions. By 2018, I was walking with a cane.

My many years in sports had finally caught up with me – the wrestling, marathon running, martial arts, and weightlifting. I was 63 years old with a degenerative left hip and so much pain that I couldn’t take my dog for a walk.

I had spent much of my life guiding and motivating others, both as a physical trainer and a counsellor of at-risk youth, but it was my turn to seek help. I went to Dr Trey Remaley at AdventHealth Wesley Chapel. He recommended full replacement with the R3 Hip System with OXINIUM◊.

Flash forward to 2022: I’m back doing what I love and competing in powerlifting. I won first place in the Florida Senior Games for my age and weight division, and I’m able to help other people who need training and support.

I like to think of each day as an experiment. What else can I do? How much stronger can I get?

For patient testimonial reference

Patient: Mike

R3 is the primary cup

used by Smith+Nephew

surgeons globally.

30	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

R3 Acetabular Cup provides a porous coating designed to enhance fixation and bony in-growth.4,5,11,12

Delivering
innovation

R3 Hip System
with OXINIUM

POLAR3◊ System is a total hip solution, meaning that it includes a hip stem, a hip head and an acetabular cup. Together, these three components are designed to replace the ball and socket structure of a natural hip.

OXINIUM Technology is a strong, resilient and advanced implant material that is only found in Smith+Nephew’s portfolio of joint replacement systems.

OXINIUM Oxidised Zirconium has been used clinically for over 20 years as part of over two million procedures. On a global scale, OXINIUM Technology demonstrates excellent survivorship across a range of patients in hip and knee replacement surgery.

Smith+Nephew Annual Report 2022	31

Serving healthcare customers continued

Orthopaedics continued

mentoring

Key products by segment

Knee Implants

In Knee Implants, Smith+Nephew’s specialised systems include leading products for total primary replacement and revision, as well as partial and patellofemoral joint resurfacing procedures, offering surgeons and patients the benefits of many proprietary technologies.

These include a unique kinematic knee, the JOURNEY◊ II Total Knee Arthroplasty system, which has been shown to replicate normal knee positions, shapes and motions.13–15 and utilises OXINIUM◊, and a new LEGION◊ CONCELOC◊ Cementless Total Knee System (TKS), the first release in a multi-year roll-out of our family of cementless knee implant products.

In 2022, we brought these technologies together in the JOURNEY II ROX◊ Total Knee Solution, a new procedural product solution which aims to provide surgeons with the normal kinematics13–19 of JOURNEY II TKA, the cementless technology of CONCELOC Advanced Porous Titanium and the wear resistance[20,21] of OXINIUM Technology.

We also offer strong differentiation in partial knees. In January 2022, we acquired the ENGAGE◊ Cementless Partial Knee System, the only cementless partial knee system commercially available in the US. With this acquisition, we are the only company offering total and partial cemented and cementless knees in the US, our largest market. The partial knee market is expected to grow faster than the total knee market and we expect cementless partial knees to grow ahead of overall partial knees, in line with recent patterns seen in the total knee segment.

Hip Implants

The Hip Implants portfolio is headlined by the POLAR3◊ Total Hip Solution, that has among the lowest revision rates.22-26 Our OR3O◊ Dual Mobility is the first system to use the latest OXINIUM DH advanced bearing technology. Dual mobility hip implants are used in primary as well as revision procedures. In addition, we offer a full breadth of stems to address global philosophies including the ANTHOLOGY◊ Hip System. For revisions, the REDAPT◊ Revision Hip System features CONCELOC Technology. Bridging primary and revision hips is the OR3O Dual Mobility with OXINIUM DH Liner Technology.

Other Reconstruction

Our Other Reconstruction business includes the CORI◊ Surgical System, one of the most advanced and efficient*27 solutions on the market. The CORI system is a smaller*28, portable solution capable of performing robotic-assisted knee and computer-guided hip surgery on a single platform. In robotic-assisted knee procedures, CORI utilises handheld precision milling which allows surgeons to execute TKA and UKA procedures with reproducible accuracy**29-33 Unlike other systems, the proprietary smart mapping feature creates a 3-D image of the patient’s anatomy in surgery, eliminating time, costs, and radiation exposure[33] associated with preoperative CT scans.

RI.HIP NAVIGATION further expands indications on the CORI System, bringing a computer-guided total hip application to a platform previously dedicated to robotic-assisted knee procedures. When combined with Smith+Nephew hip implants, like the POLAR3◊ Total Hip Solution and OR3O Dual Mobility System, and complementary tools to assess spinopelvic mobility (RI.HIP MODELER) and digital templating (TraumaCadTM), RI.HIP on CORI delivers a comprehensive solution for navigated total hip arthroplasty. RI.HIP NAVIGATION and RI.HIP MODELER are designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment.

During 2022, we successfully expanded the capabilities of the CORI Surgical System. With the addition of a first-in-market indication in the US for robotic-assisted revision knee using LEGION◊ Revision Knee System, the CORI System is currently the only solution indicated for robotic-enabled knee procedures across the full continuum of care – partial, total, and revision knee arthroplasty. Furthermore, new indications for LEGION CONCELOC Cementless Total Knee System and RI.HIP NAVIGATION were added to CORI. In addition, RI.INSIGHTS, a data management solution, provides surgeon access to on-demand case information with patient-reported outcome measures (PROMs) for hip and knee procedures completed with the CORI Surgical System.

First to market

In September 2022, we were proud to announce the first cases for revision knee replacement utilising our CORI Surgical System. We are the first orthopaedics company to receive US Food and Drug Administration (FDA) 510(k) clearance for a revision indication using a robotics-assisted platform.

RI.KNEE ROBOTICS utilises image-free smart mapping, eliminating the need for pre-operative CT/MRI scans and the potential for image distortion due to in situ components from the primary procedure.

For a full list of references

32	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

mentoring

Trauma & Extremities

Smith+Nephew’s portfolio includes differentiated technology across the major categories of Plates and Screws, Intramedullary Nails, Hip Fracture, Limb Restoration, Extremities, and Shoulder Replacement.

Leading products include the new EVOS◊ Plating System which includes a wide range of clinical indications from mini and small to large fragment and periprosthetic. Designed to offer surgeons an all-inclusive, expansive plating portfolio, EVOS provides the simplicity of logically organised instrumentation with advanced implant solutions that meets the demands and expectations of trauma surgeons.

The portfolio also includes the TRIGEN◊ INTERTAN◊ Hip Fracture System, which is backed by many years of strong clinical evidence.[1,2] For Extremities, the launch of SMART TSF◊ expanded the capabilities of the TAYLOR SPATIAL FRAME◊ External Fixator.

In January 2021, we completed the acquisition of an exciting Extremity Orthopaedics portfolio which has strengthened our business by adding a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline.

Bringing innovation

into the NHS

In July 2022, we announced a pilot with a third party, Rods&Cones, to provide smart surgery glasses and digital remote assistance to customers. This enables Smith+Nephew representatives to ‘see’ through the eyes of the surgeon, instrumentalist nurse, or any healthcare professional using them, enabling continuous remote support before, during, and after surgical interventions.

Initially used in the UK to support the NHS and other customers, this solution allows Smith+Nephew to increase its ability to offer technical support for safe and effective use of its products at the right time from anywhere in the world. The increased complexity of surgery, advancement of technologies, and need for productivity and efficiency is enabled by ensuring a specialist is available remotely to support healthcare professionals upon request in a way which is not disruptive to the procedure.

Smart trauma technology

The SMART TSF is used in the management of fractures and correction of long bone deformities, including for fracture reduction and limb correction, lengthening and/or straightening. It is a circular, metal frame with two rings that connect with six telescopic struts that can be independently lengthened or shortened relative to the rest of the frame. This allows for six different axes of movement, which gives the TAYLOR SPATIAL FRAME the ability to correct even the most difficult congenital deformities and trauma cases. The SMART TSF application generates a prescription of strut adjustments which the patient can perform at a rate and rhythm determined by their surgeon, potentially reducing the need for travel and face-to-face consultation.

Smith+Nephew Annual Report 2022	33

Serving healthcare customers continued

Sports Medicine & ENT
Elevating the Standard of Care

Smith+Nephew’s Sports Medicine & ENT franchise vision is to lead with innovative procedural solutions and elevate the standard of care in Sports Medicine & ENT. With a comprehensive procedural offering and differentiated technologies, we help healthcare professionals get their patients back to a Life Unlimited.

Smith+Nephew’s Sports Medicine & ENT franchise operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Smith+Nephew is a global leader in Sports Medicine, a $5.5 billion[b] market annually. Sports Medicine spans a broad patient population, including athletes. People of all ages are more active than ever before, and whenever they seek treatment for an injury or a degenerative condition, they expect a fast recovery and rapid return to activity. The surgeons who serve these patients want to treat them as efficiently and as minimally invasively as possible while ensuring the best possible outcomes. We have a rich history of product development, and our technologies, instruments and implants enable surgeons to perform minimally invasive surgery of the joints, including the repair of soft tissue injuries and degenerative conditions of the shoulder, knee, hip and small joints.

Ear Nose and Throat (ENT) is also an attractive, growing market segment offering the opportunity to address unmet needs with differentiated procedural solutions. The positive momentum is driven by emerging therapies, changes in the point of care, mainly to the office setting, and increasing global access for ENT procedures. We offer a portfolio of technologies focused on the unmet needs of some of the most common procedures general and paediatric ENT surgeons perform today. These include tonsillectomies, epistaxis (severe nose bleeds) and tympanostomies (insertion of ear tubes).

2022 performance

Sports Medicine & ENT delivered revenue growth on a reported basis of 1.9% including a 480bps headwind from foreign exchange. Underlying growth[a] was 6.7%.

Within this, all segments contributed positive growth. Sports Medicine Joint Repair performed strongly, in line with previous years, reflecting the strength of our portfolio. Arthroscopic Enabling Technology performance was held back by global shortages of semiconductors. ENT grew strongly as procedure volumes recovered from the impact of Covid. Franchise trading profit was up 3% with a trading profit margin of 29.7%.

Highlights
Sports Medicine & ENT revenue
$1,590m
2021: $1,560m

	Reported		Underlying[a]
	+1.9%		+6.7%

Sports Medicine & ENT trading profit
$472m
2021: $459m

			2022	2022
		2022	Reported	Underlying
		Revenue	growth	growth[a]
	SMJR	$870m	+3.6%	+8.7%
	AET	$567m	-3.8%	+0.9%
	ENT	$153m	+17.1%	+20.4%

a These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.

34	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Strategy

We have a strong Sports Medicine & ENT business and are well positioned for long-term leadership and delivering our vision of advancing standards of care. Our franchise is driven by the three strategic priorities – innovation, market development and commercial execution.

Smith+Nephew’s Sports Medicine & ENT business is founded on procedural innovation, with differentiated technologies that shape clinical outcomes across the globe. Our portfolio continues to demonstrate strong growth across key segments, and we have an innovative pipeline in development.

In line with our vision, our emphasis on market development will help shift standards of care to technologies and procedures that deliver on the promise of Life Unlimited. We are committed to investments in key areas such as clinical evidence, medical education, and surgeon training for continued market development around key procedures. Our commercial initiatives reflect balanced selling across segments and regions, aligned priorities, and a customer-centric, winning mentality.

Global market share

In Sports Medicine, Smith+Nephew holds a leading position behind Arthrex (US), and also competes against Stryker and DePuy Mitek.

Global market size 2022[b]
Sports Medicine[c] $5.5bn +4% 2021: $5.3bn +13%
A	Smith+Nephew	27%
B	Arthrex	32%
C	Stryker	11%
D	DePuy Mitek[d]	10%
E	Others	20%

b

Data used in 2021 and 2022 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes.

c

Representing repair products and arthroscopic enabling technologies, and excluding ENT.

d

A division of Johnson & Johnson.

Arthroscopy Solutions for the OR

We are driven to design products that enable better outcomes and improved quality of care.

We work with customers to ensure their arthroscopy suite is complete, robust and ready to perform. Whether they need a comprehensive visualisation system, or our COBLATION◊ Technology.

Our INTELLIO◊ Connected Tower Solution provides sports medicine surgeons with a complete suite of enabling technologies in the operating room (OR). It uses a centralised app to wirelessly connect and control the major components of an arthroscopy surgical tower from outside the sterile field, helping to streamline procedure support.

Smith+Nephew Annual Report 2022	35

Serving healthcare customers continued

Sports Medicine & ENT continued

Our technology takes the limits off living:

Supporting new tendon

growth with REGENETEN◊

Back on the green and back in the swing.

mentoring

I didn’t see how a ‘patch’ was going to fix my shoulder, let alone get me out on the golf course again. But after several years of dealing with chronic pain in my right shoulder, I figured it was worth a shot. I had always been active – from my early years in professional hockey to my later years in golf – and I wasn’t ready to give up competing.

The REGENETEN Implant was recommended by my surgeon and friend, Dr. Scott Sigman at Orthopaedic Surgical Associates. He said the ‘patch’ was really an implant for the damaged part of my shoulder, and that it could help with the partial tear in my rotator cuff.

That was in 2018. Since then, my shoulder has healed to 100%, and I don’t have to think about pain anymore. I can sleep better at night, enjoy my work during the day, and I’ve been out playing golf tournaments from Florida to Maine.

I tell my old friend Dr. Sigman that I’ll never have to see him again – except for a round of golf, of course.

For patient testimonial reference

Patient: Colin

36	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

REGENETEN Bioinductive Implant

-86%

Delivered an 86% reduction in rotator cuff re-tear rates at 12 months.1–15,30

Rotator cuff
disease is a significant and costly problem.

The REGENETEN Implant stimulates the body’s natural healing response to support new tendon growth.1,15

Revolutionising
rotator cuff repair

Rotator cuff disease is a significant and costly problem that causes ongoing pain and limits patients’ mobility. Progressive in nature, small tears tend to grow in size and severity over time, eventually requiring surgery.

The REGENETEN Implant supports the body’s natural healing response to promote the grown of tendon-like tissue and change the course of tear progression.1,15,16,28,29 Derived from highly purified bovine Achilles tendon, it creates an environment that is conducive to healing.1,15

In 2022, the results of a new randomised controlled trial showed that the addition of Smith+Nephew’s REGENETEN Implant delivered a significant reduction in rotator cuff re-tear rates at 12 months.30

Delivering innovation

Smith+Nephew Annual Report 2022	37

Serving healthcare customers continued

Sports Medicine & ENT continued

mentoring

Key products by segment

Sports Medicine Joint Repair

Our Sports Medicine Joint Repair business offers innovative procedural solutions for repairing soft tissue injuries.

For shoulder repair, we develop products for Rotator Cuff Repair (RCR) and instability repair to help address pain and restore function.

Advanced Healing Solutions for RCR include the innovative REGENETEN◊ Implant. With at least 12 published clinical studies including 709 patients,1–12 the REGENETEN Implant has been shown to change the course of tear progression in early studies,1,13–16 aid return to normal activity[13] and reduce re-tears versus conventional surgery.[17,18] The HEALICOIL◊ Platform of Shoulder Anchors features an open architecture design to facilitate healing[19] and is available in our REGENESORB◊ material which is designed to be absorbed and replaced by bone within 24 months.20–22

In knee repair, arthroscopic repair techniques have become more prevalent and widely recognised for the treatment of meniscal tears in recent years.[23] Our All Tears, All Repairs Meniscal Repair Portfolio provides surgeons with unsurpassed options and possibilities for meniscal repair, including the FAST-FIX◊ FLEX Meniscal Repair System, launched in 2021, which enables all-zone all-inside meniscal repair to treat tears previously not accessible.*24–26

Our portfolio also contains the NOVOSTITCH◊ PRO Meniscal Repair System, which addresses complex meniscal tear patterns, including horizontal cleavage tears affecting approximately one-third of meniscal repair patients.[27] We also offer a comprehensive ligament portfolio of high-quality products and thoughtful techniques to address the full spectrum of ligament pathologies and concomitant injuries. Building upon our trusted legacy of data-driven solutions, we continue to innovate in this space.

Our hip preservation portfolio contains a comprehensive offering of technologies and techniques, establishing Smith+Nephew as a leader and innovator in the hip repair segment. The recently launched CAP-FIX◊ Capsular Management Family addresses all capsular management needs, from open to close. We are committed to Redefining Healing Potential in gluteus medius repairs, with the use of the REGENETEN Implant.**

Arthroscopic Enabling Technologies (AET)

In Arthroscopic Enabling Technologies, our products facilitate arthroscopic surgical procedures. The INTELLIO◊ Connected Tower Solution unites high-definition imaging solutions, energy-based and mechanical resection platforms, fluid management and access technologies.

The LENS◊ 4K Surgical imaging system uses 4K UHD image quality and network connectivity in a 3-in-1 console for multi-speciality environments.

Our WEREWOLF◊ Controller enables surgeons to remove soft tissue precisely.***[31] in a variety of arthroscopic procedures. With COBLATION treatment, patients experienced significantly less bleeding post-operatively.****[32]

The WEREWOLF FASTSEAL 6.0 Hemostasis Wand, launched in 2021, is used in orthopaedic procedures for hemostasis of soft and hard tissues bringing a technology widely used in sports medicine to orthopaedic customers.

Ambulatory Surgery Centers (ASCs)

At Smith+Nephew, we go beyond product to deliver a comprehensive offering for ASCs. There continues to be a shift of both sports medicine and orthopaedic procedures from Hospital to ASC outpatient settings. We are uniquely positioned to meet the needs of the market with procedural solutions spanning across sports medicine, hip and knee reconstruction, robotics, trauma, extremities, and post-surgical wound care. Smith+Nephew offers a custom approach to the ASC, where we leverage not only our best-in-class products, but also introduce power up their ASC. As the ASC market evolves, Smith+Nephew will continue to meet the unique needs of this segment with procedure innovation and tailored programmes for growth.

FAST-FIX FLEX Meniscal Repair System

38	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

mentoring

Ear, Nose and Throat (ENT)

In Ear, Nose and Throat, our COBLATION Plasma Technology, which has been used to remove tonsils and adenoids for over 15 years,[34,35] has an ability to remove tissue at low temperatures with minimal damage to surrounding tissue.36-41

Evidence shows that COBLATION◊ Intracapsular Tonsillectomy (CIT) procedures offer less pain, quicker recovery and a decreased risk of post-operative bleeding with similar outcomes to total tonsillectomies.35-41 Smith+Nephew offers a full portfolio of COBLATION Wands for CIT procedures.

Our Tula System provides an in-office solution for placement of tympanostomy tubes.

In addition, we market a range of dissolvable and removable post-operative nasal dressings, as well as a comprehensive portfolio of epistaxis (nosebleed) solutions.

Delivering Innovation
with Tula®

Smith+Nephew’s Tula System gives
ENT surgeons an option to place ear
tubes in an awake child during an
office visit without the need for general
anaesthetic. The physician numbs the
eardrum using a novel, child-friendly
anaesthetic while the patient may sit
up, play, and remain with their parent.
A specialised tube delivery system
allows the physician to place an ear
tube in less than half a second,
minimising the amount of time the child
needs to remain still. Most children
return to normal activities immediately
following the Tula procedure.[42]

WEREWOLF FASTSEAL 6.0 Hemostasis Wand

Smith+Nephew Annual Report 2022	39

Serving healthcare customers continued Advanced Wound Management Shaping What’s Possible in Wound Care

Smith+Nephew’s Advanced Wound Management franchise vision is to Shape What’s Possible in Wound Care. Through our extensive portfolio, designed to meet broad and complex clinical needs, we help healthcare professionals solve the challenges of preventing and healing wounds.

The global wound care market is worth around $10.7 billion[b] globally per annum. Long-term growth has been driven by the needs of an aging population in many markets and as we experience lifestyle-related health conditions, such as increasing prevalence of obesity, diabetes and vascular disease. These conditions are key drivers of wound prevalence which contribute to the pressure on healthcare spending.

In Advanced Wound Management, we seek to help healthcare systems through innovation in products and services, to deliver accelerated healing or preventing wounds, and to do more with less, such as enabling patients to be treated faster requiring fewer resources, or moved from acute to homecare settings. We do this across our three segments of Advanced Wound Care (AWC), Advanced Wound Bioactives (AWB) and Advanced Wound Devices (AWD).

2022 performance

Advanced Wound Management delivered revenue growth on a reported basis of 1.1% including a 530bps headwind from foreign exchange. Underlying growth[a] was 6.4%.

Within this, all segments contributed positive growth. Advanced Wound Care’s performance reflected the breadth of our portfolio, Advanced Wound Bioactives delivered sustained good growth from our skin substitutes portfolio, and the strong growth from Advanced Wound Devices was driven by our PICO◊ Single Use Negative Pressure Wound Therapy System. Franchise trading profit was down 8% with a trading profit margin of 28.8%.

Strategy

Our vision of Shaping What’s Possible in Wound Care is delivered through the two strategic levers of portfolio enhancement and ever improving commercial execution. Portfolio enhancement includes new product development, line extensions and acquisitions. To drive ever improving commercial execution

Highlights Advanced Wound Management revenue $1,512m 2021: $1,496m
Reported		Underlying[a]
+1.1%		+6.4%

Advanced Wound Management trading profit
$436m 2021: $474m
		2022	2022
	2022	Reported	Underlying
	Revenue	growth	growth[a]
AWC	$712m	-2.6%	+5.2%
AWB	$520m	+4.9%	+5.4%
AWD	$280m	+4.3%	+11.6%
a These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 236–240.

DURAMAX S Silicone Superabsorbent Dressing for highly exuding wounds launched in 2022.

GRAFIX◊ Placental Membranes form our skin substitute product range.

40	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

we seek to inspire, engage and align on our global strategy across all regions and functions as efficiently as possible. Through these strategic priorities we are driving performance and supporting delivery of Smith+Nephew’s global strategy to Strengthen, Accelerate and Transform through the 12-point plan.

Global market share

We operate in all three categories in wound care, and have the second largest business globally in terms of revenue. In the Advanced Wound Care segment we compete in dressings with Mölnlycke (Sweden), Coloplast (Denmark) and ConvaTec (UK). In Advanced Wound Devices, we are the primary challenger to Negative Pressure Wound Therapy incumbent 3M. In our Advanced Wound Bioactives franchise, we have leadership positions in a number of our respective categories.

Global market size 2022[b] Advanced Wound Management $10.7bn +4% 2021: $10.3bn +11%

A	Smith+Nephew	14%
B	3M	17%
C	Mölnlycke	10%
D	ConvaTec	6%
E	Others	53%

b Data used in 2021 and 2022 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes.

The future of pressure injury prevention

Hospital-acquired pressure injuries (HAPIs) are on the rise.

Despite a decrease in other hospital-acquired conditions, HAPIs are up 6%.[38]* Each year, complications from pressure injuries result in an estimated 60,000 deaths in the US. The average incremental cost of treating a pressure injury is $21,767.

Smith+Nephew’s LEAF◊ Patient Monitoring System promotes adherence to patient turning procedures.[41,42]

Visual alerts in the patient room and at the nurses’ station make it easy for the whole team to see who needs to be turned and when[43]. Plus, the LEAF System’s Integrated Positioning Technology is the first tool that

*   Between 2014 and 2017 in the US.

measures the quality and effectiveness of patient turning, including patient turn frequency and turn angle.

Alongside our ALLEVYN◊ LIFE Dressings, which are multi-layered and uniquely constructed for protecting intact skin against pressure injury onset as part of a pressure injury/ulcer prevention protocol44–46 and the SECURA◊ range of skin care products, – Smith+Nephew offers a powerful portfolio to help facilities follow evidence-based protocols, and develop improved practices to prevent HAPIs.[51]

RENASYS◊ NPWT
System offers options
for the hospital and
home setting.

Smith+Nephew Annual Report 2022	41

Serving healthcare customers continued

Advanced Wound Management continued

Our technology takes the limits off living:

A new lease of
ALLEVYN◊ LIFE

Rediscovering many of the small things we take for granted.

mentoring

When Allan, a once active sportsman, developed diabetes 15 years ago he soon found that his passions, interests and many day-to-day tasks suddenly became out of reach. Although he recognised that diabetes was something he needed to manage, pain and discomfort permeated his everyday life to the point that even a leisurely stroll was impossible.

After several complications, with the possibility of foot amputation, it was finally suggested that Allan managed the wound using ALLEVYN LIFE Dressings and the effect on his life was transformational. Recounting the simplicity of using ALLEVYN LIFE Dressings (even administering them himself, as directed by his healthcare professional), he described how our unique foam dressing technology cushioned his wound and helped to alleviate his pain.

“Given me a new lease of life.”

Now rediscovering many of the small things he took for granted – such as gardening, mowing the lawn, or even taking his son a cup of tea – Allan accredits much of his progress to our dressing technology. In a seemingly small treatment intervention, ALLEVYN LIFE Dressings made all the difference in the world to Allan; helping to put him back on a path to Life Unlimited.

Patient: Allan
For patient testimonial reference

ALLEVYN LIFE Foam Dressings are designed to be left in-situ for up to five or seven days.22,23,24*

42	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

ALLEVYN LIFE dressings manage exudate with visible change indicators and are comfortable to wear.25,26,27,28,29

ALLEVYN LIFE

Dressings

Reducing the burden on nurses through shared-care

In June 2022, a new peer-reviewed article in Wounds International proposed that an estimated 3.5 billion hours of nursing time could be released globally by 2030 if shared–care approaches between nurses and patients are adopted in chronic wound care alongside long-wear advanced foam dressings.18

Shared-care is the clinical practice of involving patients in the ongoing delivery of care, whilst supported and guided by a healthcare professional. Patients with chronic wounds may be encouraged to have greater involvement in dressing changes, lifestyle and nutrition factors, and monitoring and reporting. The success of shared-care is evidenced in other chronic conditions such as diabetes19, stoma management20 and incontinence.21

ALLEVYN LIFE Foam Dressings complement a shared wound care approach by enabling nurses and patients to support healing. The dressings are designed to be left in-situ for up to 5 or 7 days,22–24* manage exudate with visible change indicators and are comfortable to wear.25–29

*  Up to 5 days for the sacral area.

Delivering

innovation

Smith+Nephew Annual Report 2022	43

Serving healthcare customers continued

Advanced Wound Management continued

mentoring

Key products by segment

Advanced Wound Care (AWC)

Smith+Nephew started as a wound care company and through our Advanced Wound Care business we have grown to be a leader in the segment. Today our portfolio includes products that are designed to manage exudate and infection, protect the skin and help prevent pressure injuries.

In exudate management, our products provide appropriate wound fluid handling and absorption to help promote an optimal wound healing environment.1–3 Our ALLEVYN◊ LIFE Foam Dressing is uniquely differentiated, with its EXUMASK◊ change indicator and hyper-absorbent lock away layer with EXULOCK◊ technology for odour control and fluid lock-in.[2,4,5] The effectiveness of the ALLEVYN Dressing range has been demonstrated across 138 publications in 19 countries on over 12,000 patients and volunteers.[6] In 2022, we introduced in Europe and the USA our DURAMAX◊S Silicone Superabsorbent Dressing for highly exuding wounds. Superabsorbers are one of the fastest growing categories of dressings in Europe.

In infection management, our key silver-based ACTICOAT◊ Antimicrobial Barrier Dressings, DURAFIBER◊ Ag Absorbent Gelling Silver Fibrous Dressing, ALLEVYN Ag Antimicrobial Foam Dressing, as well as our range of IODOSORB◊ Cadexomer Iodine products provide clinicians with a range of solutions to address bacterial burden, biofilm and infection.7–17

Advanced Wound Bioactives (AWB)

Our Advanced Wound Bioactives portfolio provides a unique approach to debridement, dermal repair, and tissue substitutes with considerable evidence supporting their clinical application.

Collagenase SANTYL◊ Ointment (250 units/gram) is the only FDA-approved biologic enzymatic debridement agent available in the US market, and is indicated for dermal ulcers, severely burned areas and moderate to severe soft tissue burns. REGRANEX◊ gel is the only FDA-approved Platelet-Derived Growth Factor for the treatment of diabetic neuropathic ulcers, formulated to act as a first-line treatment following effective ulcer care.

In our skin substitute product range, GRAFIX◊ Placental Membranes and STRAVIX◊ Umbilical Tissues retain the extracellular matrix, growth factors and native placental components to support wound closure.[30,31] They are intended for application directly to acute and chronic wounds and as a surgical cover or barrier. In addition, we offer OASIS®* Matrix and OASIS MICRO products, which are naturally derived scaffolds of extracellular matrix (ECM), composed of porcine small intestinal submucosa (SIS) and indicated for the management of a wide range of acute and chronic wounds, burns and surgical interventions.[32]

*

OASIS is manufactured by Cook Biotech, Inc.

Advanced Wound Devices (AWD)

In Advanced Wound Devices, our portfolio helps improve healing outcomes in chronic wounds, reduces surgical site complications and facilitates preventative care for pressure injuries. Within the negative pressure wound therapy (NPWT) category, we offer single-use and traditional (cannister-based) solutions offering customers a one-stop-shop with great flexibility.

Our PICO◊ range of single-use negative pressure wound therapy systems with its proprietary AIRLOCK◊ Technology layer has demonstrated significant healing outcomes for chronic wounds[35]*,34 and in the reduction of surgical site complications in closed incisions,35† in a highly portable form that allows patients to return to their lives.[36,37] Our traditional RENASYS◊ NPWT System offers options for the hospital and home setting.

AWD also includes the LEAF Patient Monitoring System that supports a hospital’s pressure injury prevention strategy, and the VERSAJET◊ Hydrosurgery System, a surgical debridement device.

*

Compared to baseline trajectory, n=52 wounds; p<0.006.

†

Compared to care with standard dressings; p<0.00001; meta-analysis of 29 studies (odds ratio (OR): 0.37).

PICO

PICO Single Use Negative Pressure Wound Therapy System (sNPWT) is cost effective and improved outcomes compared with standard care to help prevent surgical site complications in patients with surgically closed incisions. A systematic literature review and meta-analysis of 19 studies involving 4,530 patients showed a 63% reduction in the odds of developing surgical site infections with the prophylactic use of PICO sNPWT compared with standard care.[35]

44	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Hospital-acquired pressure injuries (HAPIs) are on the rise38

Despite a decrease in other hospital-acquired conditions, HAPIs are

+6%38*

Each year, complications from pressure injuries result in an estimated

60,000

deaths in the US39

The average incremental cost of treating a pressure injury is

$21,76740

* Between 2014 and 2017 in the US.

Delivering Innovation

Smith+Nephew’s Advanced Wound Management franchise is also focused on utilising digital technology and data analytics to provide new forms of value to our customers. We aim to help optimise outcomes, prevent unnecessary wounds and complications, support patient care self-management where appropriate, drive transition to new efficient business models and establish data as a strategic asset.

In 2022, we launched the award-winning WOUND COMPASS◊ Clinical Support App, a comprehensive digital support tool for healthcare professionals that helps reduce practice variation.52

This simple and easy-to-use app52 is accompanied by additional educational resources, images, and diagrams and can be customised to local customer formulary.52

For detailed product information, including the indications for use, contraindications, effects, precautions and warnings, please consult the product’s Instructions for Use (IFU) prior to use.

Smith+Nephew Annual Report 2022	45

mentoring
Manufacturing and quality Smith+Nephew takes great pride in its manufacturing expertise and commitment to distributing innovative, quality products globally.

Our Global Operations team supports the delivery of the Group’s strategy by ensuring that we respond efficiently to demand, new product development and changing regulatory requirements.

We operate manufacturing facilities in countries across the globe, and have central distribution facilities in the US, Europe and Asia. Products for our Orthopaedics franchise are primarily manufactured at facilities in Memphis (US), Penang (Malaysia), Aarau (Switzerland), Tuttlingen (Germany), Beijing (China) and Warwick (UK). Sports Medicine products are primarily manufactured at the Alajuela (Costa Rica) and Mansfield (US) facilities. Our major manufacturing sites for Advanced Wound Management products are Hull (UK), Fort Worth (US), Columbia, Maryland (US) and Suzhou (China).

During 2022 our global operations were subject to disruption from a number of factors including the impact of the war in Ukraine on the access and cost of supply channels, the widely reported global shortages of some raw materials and components, and localised factors including Covid-related lockdowns in China. During the year we worked to closely manage the impact of these factors on our business.

We procure raw materials, components, finished products and packaging materials from suppliers globally. These include metal forgings and castings, optical and electronic sub-components, active ingredients and semi-finished goods, as well as packaging materials. Our procurement team aims to contract to ensure value based on total spend across the Group. All our suppliers are subject to our Third Party Guide to Working with Smith+Nephew meaning they agree to conduct business on our behalf in an ethical manner that is compliant with all applicable laws, regulations and industry codes of conduct, and to manage their suppliers in accordance with the same standards.

46	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

mentoring

We work closely with our suppliers to ensure high quality, delivery performance and continuity of supply. During 2022 we saw the impact of significant inflation across our supply chain.

We outsource certain parts of our manufacturing processes where necessary to obtain specialised expertise or to lower cost without undue risk to our intellectual property or quality. We monitor suppliers through on-site assessments and performance audits to ensure the required levels of quality, service and delivery as well as compliance with our Third Party Guide to working with Smith+Nephew.

Improving productivity

The 12-point plan (see pages 8–11) includes focus on improving productivity to support trading profit margin expansion. Areas of opportunity include driving lean methodologies across our manufacturing operations, further network optimisation and direct and indirect procurement savings.

We are reviewing lean methodologies across our operations to simplify processes, drive greater standardisation, and reduce scrap. We expect to roll out the lean programme in a phased approach, focusing initially on the greatest potential by product category and location, and with the oversight and accountability to make improvements sustainable. We will continue to review our network for further strategic opportunities.

We are also targeting procurement savings to help mitigate cost inflation. Opportunities include where spend is fragmented between large numbers of suppliers, or disproportionately using providers in high-cost countries.

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

The European Union Medical Device Regulation (EU MDR) is a significant regulatory change whereby medical devices carrying a CE mark now face greater scrutiny than ever before to ensure they are effective and safe. Our Regulatory Affairs is working with our Notified Bodies to certify our portfolio to EU MDR during the transition period which is currently scheduled to finish on 25 May 2024.

We are also monitoring the progress of the European Commission’s proposal to amend the EU MDR transitional period including extending the transitional period.

Building a world-class network

Aligned to our Strategy for Growth pillar to strengthen our foundation, we are undertaking major investment in our manufacturing network to enable Smith+Nephew to serve customers and their patients sustainably through advanced manufacturing.

In Malaysia we opened our new high technology manufacturing facility Penang in June 2022. The 277,000 square-foot facility will primarily support the Company’s Orthopaedics business, which is expected to grow strongly in the Asia Pacific region.

In the UK we announced plans in June 2022 to build a new facility for our Advanced Wound Management franchise on the outskirts of Hull, UK. The design of the new facility takes into account sustainability factors and standards with a focus on energy and resource efficiency.

Smith+Nephew Annual Report 2022	47

Strengthening

our Culture through

leadership

Our Culture of Care, Courage and Collaboration sets Smith+Nephew apart. Our leaders – current and future – set the tone for our culture and the example for our global team to follow. We believe developing our current and future people leaders is an investment that benefits the entire organisation. Engaged leaders create engaged employees and contribute to a high-performing and purpose-driven company.

At Smith+Nephew, we know that our people enable our business strategy. That’s why our comprehensive people strategy is focused on making Smith+Nephew a workplace that talented people want to join and stay, creating positive and simple processes to support our employees in the ‘moments that matter’, from recruitment to retirement, and building a high performing and inclusive culture where everyone feels a sense of respect and belonging.

Our Culture of Care, Courage and Collaboration is central to all we do. In 2022, we advanced this culture through strengthening and embedding our Inclusion, Diversity and Equity (IDE) initiatives, expanding our wellbeing offerings, engaging employees in their role and connection to our business strategy and empowering and enabling our people leaders.

An engaged team

For the fourth year, we conducted our annual Global Employee Survey administered by Gallup, a leader in survey research, using the Q12 survey tool. The Q12 tool measures the key aspects of employee engagement which creates an environment of trust and enables business performance.

48	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The Q12 survey tool focuses strongly on the role of the people leader in engaging their team. People leaders are provided with their individual survey scores and conduct team sessions where the results are discussed and actions agreed – both to improve on opportunity areas and to maintain strengths. These action plans continued throughout the year and are assessed at our annual Gallup Accountability Check-in Survey to determine whether employees are seeing improvements.

In 2022, we saw a strong response rate of 88% and an overall upward trend of our results compared with last year.

Our overall Company engagement score was 4.12, is a slight increase from last year (4.08), putting us in the 73rd percentile of Gallup’s database. This gives us a good foundation on which to build.

The survey highlighted overall strengths in employee connection to our purpose and culture and the feeling that opinions count. Given some of the recent challenges around supply chain it was not surprising to see that our greatest areas of opportunity, where our scores fell slightly (down 0.02 points), are having the materials and equipment, as well as overall satisfaction with Smith+Nephew as a place to work.

Introducing our Commitments

In 2022, using results from our Global Employee Survey as well as inputs from leaders and employees across the business, we defined the specific expectations and behaviours needed to deliver our strategy and support our culture. Our Commitments, which take effect from 2023, define the specific ways in which we expect our employees to demonstrate our culture every day. These Commitments were launched through a leader-led cascade so that our leaders truly owned them and made them relevant for their teams.

Our Purpose

Life Unlimted

Our Culture

A culture of empathy and understanding for each other, our customers and patients.

A culture of continuous learning, innovation and accountability.

A culture based on mutual trust, respect and belonging.

Our new Commitments

Deliver for our customers

Understand our customer needs. Constantly deliver the products and services they need, when they need them, every time.

Show empathy

Be authentic, respectful and transparent. Listen, seek to understand and adapt appropriately.

Develop and grow

Foster your own development and that of your teams. Share honest feedback, coach, support and celebrate progress.

Take initiative

Pursue possibilities and take appropriate risks. Speak up and respectfully challenge to improve our Company.

Take accountability

Set priorities and associated KPIs. Take ownership for your decisions, actions and outcomes.

Be adaptable

Learn from successes and failures. Be brave, challenge and be open to change. Try new things and celebrate our wins.

Be inclusive

Value difference and foster diversity and open communication. Always encourage and respect alternative perspectives.

Build trust

Act with integrity, honesty and consistency. Keep commitments and deliver on promises.

Find solutions

Work together to address the root cause of issues. Have the difficult conversations and make decisions. Act in the best interest of our Company.

www.smith-nephew.com

Smith+Nephew Annual Report 2022	49

Strengthening our Culture through leadership continued

Inclusion, Diversity & Equity

We want Smith+Nephew to be recognised as a place where every individual feels they belong, are empowered, valued, and have access to opportunities to build great careers, thrive and achieve their fullest potential.

Our Employee Inclusion Groups (EIGs) cover a broad spectrum of diversity and provide a network for employees to engage and collaborate. Each group is sponsored by a member of our Executive Committee who takes an active role in the Group’s development and serves as a champion for their respective focus area.

During 2022, we had 10 EIGs covering gender, race and ethnicity, veterans, mental health and physical wellbeing, generations, and LGBTQ+. We officially launched our tenth EIG, EMPOWER (centred around the differently abled/disabled area of diversity) in December 2022 to coincide with disability awareness month. EIGs currently reach over 3,000 employees, with more than 20 engagement activities per month.

Leaders also take an active role on our Life Councils, which are employee groups at a site or country level aimed at strengthening employee engagement in the workplace and through community activities.

We continue to actively engage externally to attract diverse talent. In 2022, we sponsored the Scientist Mentoring Diversity Program, the National Society of Black Engineers and the Society of Women in Engineering, for which we are also a key corporate sponsor. Our EIGs were involved as brand ambassadors in activities that promote recruitment of diverse talent.

In 2022, Smith+Nephew was recognised by Forbes as a ‘Top Female Friendly Company’ for a second year running.

Gender ratios Overall, we saw an increase of female representation in senior roles, up to 33% in 2022 from 31% in 2021. The percentage of female Board members was 36% in 2022, up from 33% in 2021.
Total employees[1] 19,012

EMPOWER

EMPOWER is the voice within Smith+Nephew for all employees affected by or living with a visible or invisible disability, chronic health condition, neurodiversity, and/or mental health difficulties. Together we can improve the experience of our differently abled colleagues throughout support, advocacy and education.

Male 57%
Female 43%
Senior managers and above[2] 1,099

  SWE

Society of Women Engineers

  UNITY

Race + Ethnicity

  GAIN

Gender Alliance for Inclusion

  WIN

Women’s Inspired Network

  GLOBAL SNYP

Engage, Develop, Grow, Excel

  HERIZON

We care, we bond…

  CARE

Mental Health + Physical Wellbeing

  VETERANS + UNLIMITED

Veterans of Military Service and Active Reservists

  PRIDE

LGBTQ + Community + Allies

  EMPOWER

Support, Advocate, Educate

Male 67%
Female 33%
Board of Directors 11
Male 64%
Female 36%

1 Number of employees at 31 December 2022 including part-time employees and employees on leave of absence.

2 Senior managers and above include all employees classed as Directors, Senior Directors, Vice Presidents, Executive Officers and includes all statutory directors and Directors of our subsidiary companies at 31 December 2022.

50	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Wellness

Wellness – physical, mental and financial – plays a critical part in enabling employees to engage and focus on delivering their objectives.

With this in mind, and based on feedback from our Global Employee survey, in 2022 we reviewed several areas of our global rewards programme and implemented several initiatives to support employee wellbeing.

We expanded our global wellness programme to offer a wider range of resources in multiple languages through local Care EIG groups and content on our intranet SNLife. We held wellbeing webinars in local languages several times this year allowing the local teams to pick the topics of most relevance for their populations/countries.

We also improved our Employee Assistance plan to include an enhanced global emotional wellness solution to address mental health concerns. This will provide timely mental health appointments and a care navigator as well as financial, legal and work/life support such as finding day care or elder care for dependants.

Responding to the significant impact of high rates of inflation in a number of our markets on our employees, we made an exceptional off-cycle base pay adjustment for eligible employees in many markets, including the UK and US.

At Smith+Nephew we promote flexibility in where, how, and when we work. This means looking at the spaces in which we work, the ways we work and our work patterns. We believe our approach is an important differentiator, and helps our employees balance work and home life.

Our Global Flexibility Principles serve as the guiding philosophy for identifying flexible work solutions that foster productivity and wellbeing while supporting our culture. While the principles are consistent globally, specific flexibility options will vary depending upon the individual, role and site/country/region.

Wellbeing award

In 2022, we were honoured to be one of only four organisations awarded a Gold level Cigna Healthy Workforce Designation for having created a healthy work culture through our employee wellbeing and engagement programme. Cigna is an American multinational managed healthcare and insurance company and Smith+Nephew’s designated insurance provider for employees in the US.

Smith+Nephew Annual Report 2022	51

Strengthening our Culture through leadership continued

Leadership development

There has been a five-fold increase in the number of leadership programme participants in 2022 compared to the previous year, with almost 1,900 employees successfully completing programmes. These programmes range from Introductions to leadership for first-time leaders to aspiring Managing Director and Executive Development Programmes. We collaborate with other companies on strategic-level problem-solving development challenges, and offer courses from a range of business schools.

In 2022, we launched the People Leader Hub, which contains resources to support our key people practices, skills and behaviours and includes more than 400 learning and development resources. By year end the People Leader Hub had more than 20,000 views and 10,000 users.

In 2022, more than 2,000 leaders globally took training to reduce bias in the interview process. We aim to practise ‘bias interruption’, which involves diverse sourcing, diverse slates of candidates, and diverse interview panels.

We will continue to emphasise diverse talent across all management levels and we continue to see progress in female representation. We aim to strengthen our approach towards diversity by setting more goals to progress our racial and ethnic diversity in 2023–2024.

Supporting learning
and growth

To truly live our purpose of Life Unlimited, we must realise every employee’s full potential. To achieve this, all our employees have robust 70-20-10 development plans, which take a blended approach to learning and development: 70% through experiential/on-the-job learning; 20% by learning from others, for example through coaching; and 10% from formal learning. Our performance management process aligns each individual’s objectives with our strategy.

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

Elevate

200 participants signed up for our Elevate programme to support female professional development in 2022 as we continue to build engagement and retention in our female talent pipeline. Also in 2022, we enhanced and streamlined our female sponsorship programme, which is now called our Diverse Sponsorship programme. We have 12 senior-level employees strategically aligned to each Executive Committee leader to foster leadership transfer of knowledge and professional development.

52	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Achieving results with responsibility

Our Global Compliance Programme helps our business to comply with applicable laws, regulations and industry code requirements in the markets in which we operate. Our comprehensive programme includes policies, guidance, role-based training, monitoring and validation processes supported by data analytics and reporting channels. Our Compliance teams work closely with business partners to ensure that our programme evolves in parallel with business changes and emerging risks in the sector. Data Privacy is an integral part of our Programme and regulation in this area continues to increase. During 2022, we increased our focus on Data Privacy and have added resource and expertise to our team, notably in the US and APAC regions.

We are committed to helping our employees and third-party partners to do business in the right way through simplification of Compliance programme requirements and by embedding key Compliance controls into business processes. We regularly review our Global Policies and associated tools. Through our global intranet, we provide these and other resources to guide employees to make decisions that comply both with the law and our Code of Conduct.

Our business models require that we work closely with third-party distributors, agents and others, and in many countries these partners sell product on our behalf. We have a well-established risk-based Third Party Compliance Programme which includes ongoing due diligence, training and oversight of these partners.

We have a strong ethics, compliance and governance infrastructure with oversight from the Board Compliance & Culture Committee, to ensure managers, employees and third parties act with integrity. Data Privacy has now been fully integrated into the Compliance governance framework. We ensure appropriate oversight of significant interactions with healthcare professionals or government officials, and we comply with all national and state transparency reporting laws which require reporting of physician compensation.

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

www.smith-nephew.com

Our Code of Conduct and Business Principles are available on our website

 www.smith-nephew.com

Smith+Nephew Annual Report 2022	53

Our technology takes
the limits off living

Helping a parent back to a normal life

Life Unlimited

54	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Smith+Nephew Annual Report 2022	55

For a healthy and sustainable future Our sustainability strategy is built on our purpose – Life Unlimited, our Strategy for Growth and our culture of Care, Courage and Collaboration.

Protecting the future

Through our Strategy for Growth we are working to strengthen the foundation of our business to serve customers sustainably and simply, to accelerate profitable growth through prioritisation and customer focus, and to transform our business through innovation and acquisition.

Our Strategy for Growth is underpinned by our Capital Allocation Framework, which has as its first priority investing in innovation and our sustainability agenda. You can read more about our Strategy for Growth on pages 8–11, and our Capital Allocation Framework on pages 19–20.

We strive to deliver our sustainability strategy in the communities where we live and work through the application of our values:

–  We demonstrate Care by respecting our global resources and striving to protect the safety and wellbeing of our employees.

–  We demonstrate Courage by setting ambitious goals to increase our volunteerism, reduce waste and greenhouse gas emissions, and by operating responsibly and sustainably.

–  We demonstrate Collaboration by working together with our partners who share our commitment and contribute to our communities through individual and team volunteerism.

Our sustainability strategy supports these value drivers by helping us to address the requirements of our stakeholders, creating a lasting positive difference to our communities, and protecting our environment.

Our sustainability strategy is inspired by the United Nations’ Sustainable Development Goals (SDGs). It takes into account the social, environmental and economic aspects of our business and reflects the fact that sustainability and financial performance are closely linked. As a profit-seeking business, we aim to meet our economic objectives whilst at the same time managing the social and environmental impacts of our business activities.

56	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Our stakeholders’ priorities

Through our sustainability strategy we are addressing the needs and expectations of our stakeholders.

Customers

Building sustainability principles into the delivery of healthcare is of growing importance to our customers. Increasingly, customers require us to provide details of our sustainability strategy and targets. Customers place increasing importance on these responses when making contract decisions.

Employees

Employees are looking for companies with strong values and culture, that operate with integrity, transparency and accountability, and offer satisfying career opportunities for all. Living our values and being a force for positive change is part of our sustainability strategy.

Investors

Investors are prioritising investments based on corporate ESG programmes and outputs. Our sustainability programme provides evidence of our progress in these areas.

Communities

The communities where we are located want to see support for local education, health and volunteer programmes from businesses which operate there. Our sustainability strategy prioritises giving back to local communities, for example through employee volunteering programmes.

What our customers are asking

We aim to address the questions our customers are asking us through our disclosures in this Annual Report, and the more extensive disclosures and narrative in our Sustainability Report, available on our website www.smith-nephew.com.

What is your sustainability strategy and how does it help us achieve ours?
Can you help us meet our net zero targets?
Do your products use reusable plastics?
How do you ship products?
How does your local manufacturing operation reduce carbon?
What are you doing locally to reduce carbon emissions?
How will you reduce and minimise single-use plastic?
How are you reducing carbon emissions in your supply chain?
What materials make up your packaging?
Can you use cardboard instead of plastic for transit protection?
Why do you ship so much air in your packaging?

Read more about our stakeholders

More information on our activities can be found in our 2022 Sustainability Report available on our website.
www.smith-nephew.com

People

Creating a lasting positive impact on our communities

Planet

Aiming to reduce our impact on the environment

Products

Innovating sustainably

Our sustainability strategy focuses on three areas: People, Planet and Products. Our targets and progress against these are summarised on pages 59–63.

Smith+Nephew Annual Report 2022	57

For a healthy and sustainable future continued

Sustainability governance

In January 2023, we streamlined the governance and operational structure around the delivery of our ESG strategy. We established the ESG Operating Committee to implement and execute our ESG strategy across all business areas, reporting directly into the Executive Committee. The Executive Committee will continue to formulate and drive our ESG strategy with oversight from the Board and its Committees.

The Board reviews the sustainability strategy, key risks and opportunities and progress on a regular basis and three Board Committees review implementation: Compliance & Culture Committee, Audit Committee and Remuneration Committee. For further information on our governance see the Governance Report from page 84 and our Task Force on Climate-related Financial Disclosures (TCFD) reporting on pages 64–67.

Our sustainability strategy focuses on three areas: People, Planet and Products. Within these three areas we have developed comprehensive targets to help us deliver on our sustainability ambitions. Each year we measure and report progress against these targets. We recognise that in some areas, such as employee volunteering and product donations, we are behind where we expected to be at this stage. During 2023, we intend to review options to ensure our targets remain meaningful. In 2022, we revised our Products supply chain due diligence target (see page 62).

We are proud of our many achievements over the years, including our recurring inclusion in leading indices, such as FTSE4Good, ISS and the Dow Jones Sustainability Index. We achieved an ‘A’ rating in the most recent MSCI ESG Ratings.

We have reported our 2021 baseline Scope 3 greenhouse gas (GHG) emissions from eight categories and are developing our Scope 3 GHG emissions reduction roadmap in preparation for submitting this to the Science Based Target initiative (SBTi) for validation.

Climate change

During 2022, we have continued to consider the potential impact of climate change on our business operations. The Group announced its plans to build a new Advanced Wound Management facility at Melton, on the outskirts of Hull (UK). The new facility sits at a higher elevation and is further inland, and accordingly has a significantly lower exposure to sea-level rise compared to the current site. The Group also opened its new manufacturing facility in Malaysia. The internal compound road level and internal floor levels of the facility were all raised to a height of 3 metres or more above sea-level to mitigate against the impacts of rising sea levels.

Our physical assets and supply chains are vulnerable to weather and climate change, for example through sea-level rise, more frequent extreme weather events and more severe extreme weather events. Patients are vulnerable to a potential rise in infectious disease propagation. Governments and corporations alike are under increasing pressure to mitigate the expected effects of climate change, potentially resulting in infrastructure projects which would require large capital outlays and further increase pressure on healthcare payments.

In 2021, we made a commitment to net zero. It is in our roadmap to achieve net zero Scope 1 and Scope 2 GHG emissions by 2040 and net zero Scope 3 GHG emissions by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025.

We are on track to achieve a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025 compared to the 2019 baseline.

We aim to minimise the disruption to our manufacturing and distribution network. We understand how important it is to balance environmental initiatives with business activities, and strive to reduce emissions through new technology development, renewable energy use and other measures.

Our facilities in Memphis (US), our single largest manufacturing location, continued to source electricity from renewable wind energy in 2022, accounting for over 40% of our Group’s total electricity usage.

Our reporting against the TCFD framework and the Sustainability Accounting Standards Board (SASB) framework for our sector of Medical Equipment and Supplies can be found on pages 64–67 and 250–251 respectively. The Compliance & Culture Committee and the Audit Committee received updates on TCFD and SASB reporting during 2022.

As part of our Enterprise Risk Management process, we have a sustainability risk register and a business resilience process review built into our review of our Principal Risks (see pages 71–77). Our Principal Risks capture our physical and transitional climate-related risks in our Enterprise Risk Management process. We believe climate change is not currently a Principal Risk for Smith+Nephew as we do not expect it to fundamentally alter the demand for our products or our ability to manufacture and supply them. However, we will continue to monitor and mitigate risks as appropriate.

Read our TCFD reporting

FTSE4Good

Member of

Dow Jones Sustainability Indices

Powered by the S&P Global CSA

Corporate ESG Performance

Prime

ISS ESG

58	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

People

Creating a lasting positive positive impact on our communities
Our targets	Our progress in 2022

Encouraging STEM careers with Migrant Leaders

In 2022, Smith+Nephew partnered with Migrant Leaders, an independent UK charity that “inspires and develops disadvantaged young migrants across the UK to broaden their horizons and capture opportunities well beyond their aspirations”. Young adults studying in sixth form were invited to spend the day at the Smith+Nephew Academy London, where they toured the facilities, learned about our business and products, and discovered the range of science, technology, engineering and mathematics (STEM) careers available at Smith+Nephew.

People are at the heart of our purpose – Life Unlimited.

We prioritise people in three ways:

- We support our own employees’ wellbeing by ensuring their work environment is healthy and safe, and by continuing to build employee wellness programmes that enable healthy life choices.

- We help improve patients’ wellbeing and empower the healthcare professionals who treat them.

- We engage with the communities where we operate. We encourage our people to volunteer in local communities, offer paid volunteering time and match eligible employees’ charitable donations up to $500 per employee on an annual basis. We have continued to offer additional volunteering for employees with healthcare training to serve on the front line when crisis response is needed, as it was during the pandemic.

Our giving activities during the year totalled donations of $5.16 million. These consisted of $5.03 million in product donations, including $3.5 million of wound care products to support those affected by the war in Ukraine, and $0.13 million from matching employee gifts to qualified charities. Since inception in 2020, our employee volunteering and product donation strategies have been held back by the impacts of Covid.

Employee engagement is important to us and is measured by the Gallup Global Engagement Survey (see pages 48–49). Our Employee Inclusion Groups (EIGs) continued to flourish during the year, promoting inclusion, and we strengthened our wellness programmes, including additional support to help employees facing an increased cost of living.

Read about our culture

Responding to the war in Ukraine

In 2022, in partnership with the Polish Red Cross, we donated over $3.5 million of wound care products to support those impacted by the war in Ukraine. Additionally, we have matched individual employee donations and provided extra support to colleagues in Poland, many of whom opened their homes to refugees.

Our colleagues in Russia continue to work to provide our products to patients in need; we believe all people deserve to live their lives fully and peacefully.

We donated all profits from our Russian business in 2022 to humanitarian causes through International Red Cross and Médecins Sans Frontières.

Between 2020 and 2030, contribute 1 million volunteer hours to the communities in which we live and work.

Between 2020 and 2030, donate $125 million in products to underserved communities.

Empower and promote the inclusion of all.

11,500 hrs

29,500 hrs

$5.0m

$11.1m

10

Global Employee Inclusion Groups are now established.

3,000+

Employees now engaged with Employee Inclusion Groups.

Progress since
2020 baseline

Smith+Nephew Annual Report 2022	59

For a healthy and sustainable future continued

We recognise the need to protect our planet and help mitigate against the impacts of climate change. In response, we manage resources efficiently, reduce our emissions where possible and are mindful of the impact our decisions have on the environment.

In 2022, our impact on the environment continued to be affected by the global pandemic, with many colleagues choosing to adopt remote or hybrid working. Accordingly, some offices continued to see lower occupancy levels. Combined home and office-working can have a higher environmental impact as the conditioning of our buildings is often independent of occupancy levels.

Along with our customers and stakeholders, we work to manage the environmental footprint of our products and services. Internally, we have made progress over several years, improving our performance in waste recycling, water use and GHG emissions.

We are mindful of the importance of biodiversity, particularly in some of the countries in which we operate including Costa Rica and Malaysia. The impact on local biodiversity is one of our considerations when we approve capital expenditure within our Global Operations business. Biodiversity will also be considered in the planning for our new Advanced Wound Management facility at Melton (UK) including impacts on the local landscape, ecosystems and climate stability.

Tree-planting in the UK

Our Hull Leadership Council worked with the Plant A Tree Today (PATT) foundation to provide a new woodland for the local community. Over 150 employees participated, representing around 600 volunteering hours clearing 10 acres of land owned by a charitable trust in Cottingham and planting over 6,000 trees over a five-day period.

Planet

Aiming to reduce our impact on the environment

Our targets	Our progress in 2022	Progress since 2019 baseline

Achieve net zero Scope 1 and Scope 2 GHG emissions by 2040 and Scope 3 GHG emissions by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025.

A carbon reduction roadmap for Scopes 1 and 2 through 2025 has been developed and a roadmap for Scope 3 is being developed. We have calculated baseline 2021 Scope 3 emissions data.

Scopes 1 and 2 (total)

Scopes 1 and 2 (total)
	73,985 tonnes	4% reduction

	CO2e emitted (location-based)[1]	CO2e emitted (location-based)[1]
	48,847 tonnes	27% reduction
	CO2e emitted (market-based)[1]	CO2e emitted (market-based)[1]
	Our manufacturing sites in Malaysia and Suzhou have installed solar photovoltaic panels and will start generating on-site renewable energy in early 2023.	All Sites in Memphis continued to source renewable electricity.
Scope 3
1.6 million tonnes
CO2e emitted

Achieve zero waste to landfill at our facilities in Memphis and Malaysia by 2025 and at all our strategic manufacturing facilities by 2030.

1,473 tonnes

Waste sent to landfill from the Group.[1]

Our Malaysia facility has achieved zero waste to landfill.

The Memphis facilities sent 1,106 tonnes of waste to landfill compared to 1,462 tonnes in 2019.

26% Less waste was sent to landfill during 2022 compared to 2019. The Memphis facilities sent 24% less waste to landfill.

1 More details are available in the 2022 Sustainability Report on pages 60–61.

60	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Reducing our GHG emissions

In 2022, we continued to source renewable wind energy for all our locations in Memphis (US). This is significant, as the Memphis sites consume over 40% of the Group’s total electricity. Sourcing renewable energy reduces our market-based GHG emissions, ie the emissions from the electricity we purchase.

In support of our carbon reduction roadmap steps and our roadmap to net zero, we have installed solar photovoltaic panels at two of our manufacturing sites in Asia. We have installed a 1.7 megawatt (MW) capacity system in Suzhou (China) and a 1.4 MW system in Malaysia. Both systems will be operational in early 2023. We expect the two solar-powered systems to reduce our Scope 2 GHG emissions by over 2,000 tonnes of CO2e in 2023 and beyond.

Highlights Installation of new solar photovoltaic panels at our manufacturing sites in Asia 2 sites Expected reduction in annual Scope 2 GHG emissions in 2023 and beyond 2,000 tonnes

Our approach to reducing emissions includes tackling energy efficiency, generating our own renewable energy, and sourcing lower-carbon energy.

In-line with our long-term target to achieve net zero emissions by 2045, we have been working with our global energy partner. We have assessed our Scope 1 and Scope 2 GHG emissions and formulated a carbon reduction roadmap for key locations, aimed at reducing them by 70% by 2025 compared to a 2019 baseline. During 2022, we calculated our 2021 baseline Scope 3 GHG emissions for eight categories, and in 2023 we plan to develop a roadmap for reduction. See page 68 for more details.

Carbon emissions benchmarking

Energy efficiency

On-site renewables

Power purchase agreements

Renewable energy certificates

Establish an accurate benchmark for Scope 1 and Scope 2 GHG emissions.

Complete.

Conduct energy efficiency studies at major sites.

We carried out energy efficiency audits in Memphis and Costa Rica during 2022.

Implement on-site solar energy generation.

Solar energy generation projects in Malaysia and Suzhou (China) are expected to be operational in early 2023.

Long-term agreement (10+ years) to buy power from new renewable resources. We are investigating global opportunities to source power purchase agreements.

Procure renewable energy certificates (RECs) for remaining consumption.

RECs purchased in Memphis and Malaysia.

1

2

3

4

Our Scope 1 and Scope 2 carbon reduction roadmap steps

We have been working with our global energy partner to develop a carbon reduction roadmap aimed at delivering our sustainability targets in the short, medium and long term. These are defined as within one year, within three years and after more than three years respectively. Following a detailed carbon emissions benchmarking project, again with our global energy partner, the roadmap identified the following initiatives:

In order of priority

Smith+Nephew Annual Report 2022	61

For a healthy and sustainable future continued

Products

We aim to develop products with sustainable attributes, increase access to care, improve our environmental impact and reduce costs. Manufacturing and supplying safe and effective products is at the heart of our business.

Our people, processes and technology are structured to support progress toward the goal of innovating sustainably. All these key product attributes are ‘locked in’ during new product development or product acquisition and are difficult to change later.

We have integrated a sustainability review into our NPD process to ensure that we intentionally discuss, consider and implement sustainability and efficiency in our product design. This will ensure that our future product portfolio becomes one that has intentional consideration for material and energy usage during production, the recyclability of waste products and a reduced product footprint for shipping and transportation.

Our customers are increasingly requesting information on the chemical components and recyclability of our products and packaging. Our focus on products will assist our customers in reaching their sustainability goals.

Packaging sustainability to minimise environmental impact, both for new products and our existing portfolio continues to be a key area of opportunity, as does moving to digital Instructions For Use (IFU). An initiative to reduce packaging dimensions for our ALLEVYN◊ LIFE Foam Dressings is shown on page 63, this resulted in reduced volumes of packaging materials being used and lower GHG emissions.

By 2025, we aim to have completed a focused risk-based due diligence of our Tier 1 suppliers, including a risk-based analysis of sub-tier suppliers. Supplier risk criteria include country, commodity and spend, and we have updated our global process for managing Corporate Social Responsibility (CSR) supplier risk. In 2022, we completed internal screening due diligence with 100% of our Tier 1 suppliers with additional due diligence with identified potential high-risk Tier 1 suppliers.

Innovating sustainably

Our targets	Our progress in 2022

By 2022, include sustainability review in New Product Development (NPD) phase reviews for all new products and product acquisitions.	Complete. Sustainability is embedded as part of our NPD phase review process, ensuring that we discuss, consider and implement sustainability in our design of new products.

By 2025, incorporate at least 30% post-consumer recycled content into all non-sterile packaging materials.

Identified US-based paper board for packaging that contains up to 30% recycled content. Formal testing is planned to start in 2023. On successful completion of testing, non-sterile material specifications will be updated to allow the use of this material before the 2025 target.

By 2025, incorporate packaging materials from sustainable sources for new packaging parts.	Established packaging sustainability strategy and roadmap. Supply chain challenges continued to limit our ability to pursue innovative, more sustainable materials.

By 2025, complete a focused risk- based due diligence of our Tier 1 suppliers, including risk-based analysis of sub-tier suppliers, to assure compliance with our sustainability requirements.[a]

We have completed due diligence
and assessments of all Tier 1
suppliers according to our
risk-based procedure.

We have implemented a supplier on-
site audit programme for suppliers
identified through risk-based
analysis. On-site audits include
worker interviews and practical
assessment of the implementation
of supplier policies and procedures
to assure compliance with modern
slavery, human trafficking, HSE
and sustainability requirements.

a  We have revised our Products supply chain due diligence target as a result of a strategic and operational review which took into account a range of factors including the impact of the pandemic on access to supplier locations, supplier resources and availability of data sets required to verify compliance with the target. We will continue to take a risk-based, proportionate approach to supply chain verification in compliance with all applicable laws and regulations. We will also continue to drive continuous improvement in our programmes in line with guidance and we will continue dialogue with suppliers to proactively guide improvement in their approach to sustainability, aligned with our policies and procedures.

62	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Packaging material for our bordered dressings reduced by	Net zero
334 tonnes

Organisations around the world are making pledges to reduce GHG emissions. These commitments can play a key role in achieving the Paris Agreement, which aims to curb global emissions enough to cap global mean temperature increase to 1.5–2ºC relative to the pre-industrial era. ‘Net zero’ means that the activities within a company’s value chain result in no net impact on the climate from GHGs.

Committed to net zero

In 2021, we made a commitment to net zero. It is in our roadmap to achieve net zero Scope 1 and Scope 2 GHG emissions by 2040 and Scope 3 GHG emissions by 2045. We are on track to achieve a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025 compared to a 2019 baseline.

Our facilities in Memphis (US), our single largest manufacturing location, continued to source electricity from renewable wind energy, accounting for around 40% of our total electricity usage.

Our roadmap to net zero is outlined below. These are our current targets and actions, which will be updated in the coming years as our plans develop.

Our net zero targets
Achieve Scope 1 and Scope 2 net zero GHG emissions by 2040

Achieve Scope 3 net zero GHG emissions by 2045

Less waste, more care

Daily wound care practice involves the routine use of supplies that, in turn, creates substantial amounts of packaging waste. With a focus on reducing carbon emissions and respectful use of global resources, our Advanced Wound Management business spearheaded a 2022 initiative to optimise packaging across a range of dressings.

The new reduced packaging dimensions eliminate some of the ‘air’ that was being shipped therefore reducing the overall volume of packaging being used. The redesign will eliminate the need for 334 tonnes of packaging material for our bordered dressings, equating to 2.7 million square metres. Ultimately, this could save 92 tonnes of GHG emissions (equivalent to 13 car trips around the globe) when compared to 2021.[1,2]

Retaining the same high standards of manufacturing and sterilisation, as an example, the ALLEVYN LIFE Foam Dressings will now use 28% less packaging material compared to our 2021 design.[3]

For healthcare practices and clinicians, we hope this translates to efficiencies in the use of storage space and alignment with their own sustainability objectives.

1  Smith+Nephew 2022. Internal report CSD. AWM.22.064.

2  Smith+Nephew 2022. Internal report CSD. AWM.22.072.

3  Smith+Nephew 2022. Internal report CSD. AWM.22.045.

Begin by reducing Scope 1 and Scope 2 GHG emissions by 70% by 2025

Roadmap to net zero

What we have completed in 2022

– Conducted a detailed analysis of our energy usage data.

– Actioned our carbon reduction roadmap (see page 61).

– Measured and reported our 2021 baseline Scope 3 GHG emissions from eight categories.

– Sourced renewable electricity for our manufacturing facility in
Memphis (US) and installed solar photovoltaic panels to generate renewable electricity in Malaysia and Suzhou (China) (see page 61).

What we are currently doing

– Preparing a carbon reduction roadmap to reduce Scope 3 GHG emissions.

– Sourcing renewable energy opportunities at all our strategic manufacturing sites.

– Converting our European and UK leased car fleet to electric vehicles
(EVs).

– Expanding our supplier engagement through CDP.

– Launching a salary sacrifice scheme in the UK to enable employees to drive EVs.

What we expect to do next

– Implement renewable electricity at all our strategic manufacturing sites by 2025.

– Convert our remaining global leased car fleet to electric vehicles.

– Encourage our suppliers to set their own net zero targets.

Smith+Nephew Annual Report 2022	63

For a healthy and sustainable future continued

Governance

The way in which we evaluate, manage and embed sustainability within our business and culture is directly linked to our Strategy for Growth through a focus on People, Planet and Products. Oversight of our sustainability strategy is one of the Matters Reserved to the Board. The Board reviews the sustainability strategy, key risks and opportunities, and progress on a regular basis and approves the Sustainability Report annually, and reviews and approves the sustainability, TCFD and SASB reporting in the Annual Report.

Three Board Committees are also closely involved in reviewing the elements of sustainability that impact the key areas of our business. All Committees receive regular updates on sustainability strategy, implementation, objectives and targets, and climate-related financial risks and opportunities. The Committee Chairs report to the Board at each Board meeting:

– The Compliance & Culture Committee, chaired by Marc Owen, assesses how we implement our sustainability strategy in the core areas of People, Planet and Products, encompassing the Group’s impact on employees, the environment, the local communities in which it operates, customers, suppliers and other key stakeholders. The Compliance & Culture Committee also tracks progress of the delivery on sustainability objectives and metrics, including a regular review of our net zero emissions progress at each Committee meeting.

– The Audit Committee, chaired by Rick Medlock, is responsible for ensuring oversight of the process by which risks relating to the Group and its operations are managed and reported. The Audit Committee assesses the extent to which climate change and other sustainability risks are likely to have a material impact upon our financial statements by reviewing the possible impact of different scenarios related to climate change.

– The Remuneration Committee, chaired by Angie Risley, is responsible for ensuring that the Remuneration Policy and related incentive schemes incorporate sustainability targets and metrics where appropriate to do so.

TCFD reporting

Pages 64–67 set out Smith+Nephew’s disclosures which are consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) framework. By this we mean the four TCFD recommendations and the eleven recommended disclosures set out in Figure 6 of Section B of the report entitled ‘Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures’ published in October 2021 by the TCFD.

Board: – Oversight of sustainability strategy and risk management programme.

Executive Committee:

– Driven by the Chief Executive Officer, determination and management of sustainability strategy, with President Global Operations accountable for leading the implementation of the sustainability strategy.

– Ensures that sustainability risks and opportunities are included in decision making as part of each project, initiative and the 12-point plan.

Sustainability Council:

– Develops and implements our sustainability strategy.

– Responsibility for setting, implementing and achieving operational objectives, KPIs and targets.

– Membership includes: Human Resources, Global Operations, Quality and Regulatory Affairs, Research & Development, Public Policy & Government Affairs, Commercial, Finance, Procurement and Supply Chain.

– The Sustainability Council ceased to operate in January 2023 as a result of changes to the governance structure. See page 65 for details of the ESG Operating Committee that was established in January 2023.

Audit Committee:

– Oversight of the risk management process and reviewing its operating effectiveness.

– Receives regular updates on sustainability and climate-related financial risks and opportunities.

– Assesses whether climate change has a material impact on our financial statements.

– Ensures the Company reports in line with the recommendations of the TCFD framework.

Compliance & Culture Committee:

– Oversight of sustainability policy and performance versus targets, with reviews undertaken at each committee meeting.

– Receives regular updates on sustainability and climate-related risks and opportunities.

Remuneration Committee:

– Oversight and review of sustainability metrics within Remuneration Policy, and compensation and incentive plans generally.

– Determined that effective from the 2022 financial year, 5% of the Annual Bonus Plan for Executive Directors would be dependent on the achievement of ESG targets.

Audit Committee membership	Remuneration Committee membership

Compliance & Culture Committee membership	Executive Committee membership

64	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Our Chief Executive Officer sets strategy together with the Executive Committee, and President Global Operations is responsible for the implementation and regularly reports on our progress to the Board, its Committees and our Executive Committee. In January 2023, we streamlined the governance and operational structure around the delivery of our ESG strategy. We established the ESG Operating Committee to implement and execute our ESG strategy across all business areas, reporting directly into the Executive Committee. The Sustainability Council no longer operates as a result of the changes to the governance structure. The Executive Committee will continue to formulate and drive our ESG strategy with oversight from the Board and its Committees.

Smith+Nephew leaders consider sustainability risks and opportunities in their decision making. For example, when evaluating options for new or extensions of manufacturing sites in Malaysia, UK and Costa Rica, analysis of sustainability requirements and risks was undertaken as part of the project and decision making. In addition, papers which are submitted to the Board by management for review include an analysis of sustainability issues and opportunities where appropriate to enable the Board to consider these factors in decision making and to ensure effective Board oversight on sustainability strategy, risks and opportunities. Detailed information on our sustainability risks can be found in our Sustainability Report.

Strategy

Our sustainability strategy is built on our purpose – Life Unlimited, our Strategy for Growth and our culture of Care, Courage and Collaboration. Our sustainability strategy, which was developed by our Sustainability Council in 2019 and approved by the Board, is inspired by the United Nations’ Sustainable Development Goals. Our strategy reflects the importance of social, environmental and economic aspects of sustainable development.

Our Principal Risks capture our physical and transitional climate-related risks in our Enterprise Risk Management (ERM) process:

– Business continuity and business change: impact to our business due to severe weather patterns, global temperature rise and sea-level rise.

– Commercial execution: inability to satisfy customers’ sustainability requirements and expectations.

– Global supply chain: severe weather patterns as a result of climate change cause damage to manufacturing or distribution facilities impacting ability to meet customer demand.

– Legal and compliance: failure to identify existing or new legal or regulatory requirements including sanctions programmes and ESG matters which result in non-compliance with applicable laws and regulations. Failure to meet the needs of stakeholders relating to increased focus on and regulation of ESG reporting requirements.

– New product innovation, design & development including intellectual property: sustainability in new products.

– Political and economic: failure to meet the sustainability targets and public policy changes.

– Pricing and reimbursement: limited ability to pass on the cost of sustainability improvements.

– Quality and regulatory: failure to meet stakeholder expectations with regard to increasing sustainability regulations and reporting requirements.

The transitional and physical risks above are primarily expected to occur over the long term (as defined on page 66). Based on the work undertaken to date, these risks are not expected to have fundamental impacts on our business model. See page 66 for further details.

We address climate-related risk primarily through business strategies in our global operations functions including facilities, health & safety and business continuity management. Refer to the Risk Management section on page 66 and the Risk report on page 69 for more details on our risk management process.

Climate-related opportunities:

Climate-related opportunities are identified and addressed through our sustainability strategy and programmes. Through this process we have identified a number of climate-related opportunities relating to energy sourcing, energy efficiency and packaging reduction initiatives.

In 2020, all our locations in Memphis (US) began sourcing electricity from renewable wind energy via the procurement of renewable energy certificates (RECs) and this has continued through 2022. We completed construction of our Malaysia facility in 2021, and have now completed the installation of solar photovoltaic panels on site. Similarly at our facility in Suzhou (China) we have installed solar photovoltaic panels to generate on-site renewable energy. We expect both systems to be fully operational in early 2023. In December 2022, we sourced additional renewable energy via the procurement of RECs in Malaysia. The UK sites have sourced a green tariff for the supply of electricity from renewable sources beginning in October 2023.

In 2021, we aligned with the recommendations of the Intergovernmental Panel on Climate Change and published our commitment to achieve net zero Scope 1 and Scope 2 GHG emissions by 2040 and Scope 3 GHG emissions by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025. We understand how important it is to balance environmental initiatives with business activities and strive to reduce emissions through new technology. We have conducted a review of our current state and captured related business risks in our risk register.

Energy efficiency audits have been carried out at sites in Memphis (US) and Costa Rica. All of the ‘easy to implement’ recommendations have been carried out and the remaining recommendations have been added to improvement action plans.

The new UK site at Melton, on the outskirts of Hull, will be designed to high sustainability standards with a focus on energy and resource efficiency. The site aims to generate on-site renewable energy.

Smith+Nephew Annual Report 2022	65

For a healthy and sustainable future continued
TCFD reporting continued

Scenario analysis:

The 2021 scenario analysis focused on our critical manufacturing sites and modelled the potential financial impact of three scenarios:

–
a 5-metre sea-level rise;
–
a global temperature rise of at least 4°C; and
–
extreme weather.

The modelling focused on the material impacts on our business and was based on our current business activities and assumed no mitigation. Based on the analysis undertaken, global temperature rise and extreme weather were not expected to have fundamental impacts on our business model. However, we noted that the Group has a number of manufacturing sites in coastal locations which are at low elevations and these could be impacted by a 5-metre sea-level rise. Existing flood defences are expected to mitigate any near-term impacts and the longer-term impact on the Group’s manufacturing footprint is an area of focus being taken into account in our manufacturing strategy.

Based on our high level assessment, the impact of a 2°C global temperature rise is not expected to have a material impact on our business. As outlined on page 65, our physical and transition risks are captured in our ERM process. Refer to our Risk Report on page 69 for further details.

Further work was undertaken in 2022 to better understand the full impact of potential sea-level rises and whether any remedial action is necessary and over what time frame. We noted that in 2013 our Hull (UK) facility was impacted by highly unusual levels of flooding, with the site incurring damage across its entire ground floor, including in the manufacturing facility and office areas. Since then, we have invested £3 million into new flood defences to help protect the site against repeat events. Based on a number of considerations, including sea-level rise, the Group announced in 2022 its plans to build a new Advanced Wound Management facility at Melton on the outskirts of Hull. The new facility sits at a higher elevation and is further inland, and accordingly has a significantly lower exposure to sea-level rise compared to the current site. The facility will be designed to high sustainability standards with a focus on energy and resource efficiency.

In 2022, the Group opened its new high technology manufacturing facility in Malaysia. The internal compound road level and internal floor levels of the facility were all raised to a height of 3 metres or more above sea-level to mitigate against the impacts of rising sea-levels.

During 2022, we expanded our scenario analysis to better understand the exposure of more than 30 facilities to extreme climate events. This analysis continues to support the prior year conclusions that global temperature rise and extreme weather are not expected to have fundamental impacts on our business model, while work continues on determining the full impact of sea-level rises on our manufacturing footprint and whether any further remedial action is necessary and over what time frame.

In 2022, we began preparations to screen and identify suppliers in order to better understand how to incorporate them into our scenario analysis. This work will continue into 2023 to better inform our strategic and financial planning.

Risk management

Climate-related risks are managed through our comprehensive risk governance framework. At the top of our structure, the Board sets our risk appetite and monitors the application of our risk framework, including strategy, execution and outputs of risk reviews by the business and the Group Risk team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, the risk owner community and our management group. A formal ‘bottom-up’ exercise ensures that risks are escalated back through the process to our Board and are reflected in our Principal Risks as appropriate. Refer to pages 69–70 for more detail.

Climate-related risks

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

We maintain a separate sustainability risk register where risk owners consider how sustainability and climate risks affect our Principal Risks. These are managed through our ERM process. In 2022, we ran a cross-functional sustainability workshop where risk champions brainstormed and discussed how climate change and sustainability risks could impact their Principal Risks and business areas. After assessing our business activities, we have determined that climate change is not currently a Principal Risk to the business as we do not expect climate change to fundamentally alter the demand for our products or our ability to manufacture and supply them. As outlined on page 65, our Principal Risks capture climate-related risks in our ERM process. Detailed information on our ERM process can be found on page 69 of the Annual Report and in our Sustainability Report.

Metrics and targets

We have published an annual Sustainability Report since 2001 detailing progress against our global targets. We have targets in each of our priority areas: People, Planet and Products. Our key climate-related metrics are greenhouse gas emissions and waste to landfill. Our key targets in relation to these metrics are net zero greenhouse gas emissions by 2045 and zero waste to landfill at our strategic manufacturing facilities by 2030. Detailed information about our targets and progress made against those targets can be found on pages 59–63 of the Annual Report and in our Sustainability Report. The Remuneration Committee determined that with effect from 2022, 5% of the Annual Bonus Plan for Executive Directors will be dependent on the achievement of ESG targets linked to our sustainability strategy.

We have mapped our Scope 1 and Scope 2 GHG emissions, and during 2022 we also began to map our Scope 3 GHG emissions in order to meet our target of reducing total life cycle GHG emissions to net zero by 2045. In 2021, we also established interim carbon reduction targets to 2025. See page 63 for details on our Scope 1 and Scope 2 net zero roadmap.

66	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

In 2021, we worked with our global energy partner to model our Scope 1 and Scope 2 GHG emissions in line with scenarios limiting global temperature rises to 2°C and 1.5°C. The outputs of these analyses are being used to inform decisions and prioritise actions. In 2022, we published our 2021 baseline Scope 3 GHG emissions, including data from eight of the fifteen categories. Our Scope 1, 2 and 3 GHG emissions data are provided on page 68 of the Annual Report with more detailed information also available in our Sustainability Report.

In 2022, our location-based and market-based Scope 1 and Scope 2 GHG emissions reduced by 4% and 27% respectively compared to 2019, and we sent 26% less waste to landfill compared to 2019. We did, however, see a small annual increase in energy usage and market-based GHG emissions as a result of the new facility in Malaysia opening and further expansion of our facility in Costa Rica.

During 2022, driver appetite for electric vehicles continued to grow. In the UK, over 26% of our leased car fleet is now fully electric and over 45% of new cars on order, awaiting delivery, are electric vehicles. Fully electric business miles driven in the UK since the introduction of electric vehicles in 2021 are now in excess of 650,000. In addition to the UK, the electric vehicle policy is now implemented in the Netherlands, Denmark, Finland, Norway, Sweden, Germany and Ireland, and is in progress in France and Spain.

The in-country charging infrastructure and the current supply chain issues for the delivery of new vehicles has hindered the speed of the transition as we estimate approximately 6% of the European leased car fleet is now fully electric. This is a great step towards our commitment to achieve net zero carbon emissions. In addition, our employees view this as a positive way to help them reduce their own personal carbon footprint. Being able to choose fully electric vehicles has brought increased motivation and satisfaction among our company car driver population.

In January 2023, we launched a salary sacrifice scheme to make electric vehicles available to all employees in the UK. With electric vehicle chargers in place at the majority of our UK offices and manufacturing facilities, all employees are being encouraged to commute with more consideration for the environment.

CO2e reporting methodology, materiality and scope

We report the carbon footprint of our Scope 1 and Scope 2 GHG emissions in tonnes of CO2 equivalent from our business operations for the year ended 31 December 2022. We are including UK specific energy and emissions data to satisfy the Streamlined Energy and Carbon Reporting (SECR) requirements. We also report our 2021 baseline Scope 3 GHG emissions.

Our focus is on the areas of largest environmental impact, including manufacturing sites, warehouses, R&D sites and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2022 are included in the data, with more recent ones excluded. This is in-line with our established policy for the integration of acquired assets.

Our GHG emissions reporting represents our core business operations and facilities that fall within the scope of our consolidated financial statements. Primary data from energy suppliers has been used wherever possible.

We report our emissions in three scopes:

–
Scope 1: Direct sources of emissions which mainly comprise the fuels we use on-site, such as gas and heating oil, and fugitive emissions arising mainly from the losses of refrigerant gases. We have included UK vehicle emissions from leased cars since 2020.
–
Scope 2: Indirect sources of emissions such as purchased electricity and steam we use at our sites.
–
Scope 3: Indirect value chain emissions that arise as a result of activities from assets or processes not owned or controlled by Smith+Nephew, these can be further divided into upstream and downstream emissions and fall into 15 defined categories. During 2022, we have worked on assessing our 2021 baseline Scope 3 GHG emissions and have data available for eight categories.

Location-based emissions are calculated in compliance with the WRI/WBCSD GHG Protocol Corporate Accounting and Reporting Standard and have been calculated using carbon conversion factors published by BEIS/Defra for 2022.

We have applied the emission factors most relevant to the source data, including Defra 2022 (for UK locations), IEA 2020 (for overseas locations) and for the US we have used the most recently available US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for the regions in which we operate. All other emission factors for gas, oil, steam and fugitive emissions are taken from Defra 2022.

In line with dual-reporting we also report market-based emissions. These are contractual or supplier-specific emission factors that can be applied when procuring low-carbon energy or siting facilities in areas with lower emissions but also recognising that this might be higher than the grid average in some cases. Where market-based factors were not available, we have used ‘Residual Mix’ data for the EU locations and IEA data for all other countries, except for the remaining US locations where the eGRID factors were applied.

We have also implemented, or benefited from, numerous energy efficiency and low-carbon energy measures during 2022. Some of these savings include: independent energy audits; detailed analysis of our energy usage data to identify saving opportunities; the use of Building Energy Management Systems (BEMS) to control equipment for maximum efficiency; and the installation of solar photovoltaic panels in Malaysia and China.

We have also targeted the use of online ‘real time’ data to monitor energy usage to make savings. We have a programme to replace older inefficient equipment with highly efficient equipment, such as compressors, chillers, pumps, fans and motors.

Smith+Nephew Annual Report 2022	67

For a healthy and sustainable future continued

CO2e reporting methodology, materiality and scope continued

This year we also continued to convert our company car fleet in Europe to electric vehicles where appropriate.

In Memphis during 2022, we purchased RECs through Green Flex, a voluntary renewable energy programme. Certified by Green-e Energy, North America’s leading certification programme for renewable energy, Green Flex RECs are based on wind power generated in the Midwest US. Purchasing RECs gives buyers the right to renewable energy and also makes it possible to track ownership of it. Our participation in this scheme underscores our commitment to supporting renewable energy and helps to reduce our market-based carbon emissions footprint.

Reporting our Scope 3 emissions

During 2022, we have worked with our global energy partner to measure our 2021 baseline Scope 3 GHG emissions for the first time using a recognised protocol, CEDA (Comprehensive Environmental Data Archive). Our estimation of our 2021 baseline Scope 3 GHG emissions was 1.6 million tonnes of carbon dioxide equivalent from the eight categories that we measured. We will increase the number of categories reported and refine the quantity as we continue to reassess our GHG emissions.

This estimate was from the best available 2021 data and is intended to be a baseline benchmark from which we will begin our Scope 3 carbon reduction journey. As expected, in line with our peer group, purchased goods and services contributes the most significant proportion of our Scope 3 GHG emissions, over 80%, which we believe will remain the case as we calculate more categories. Further details are available in the 2022 Sustainability Report on page 59. In 2023, we intend to prepare an emissions transition plan which will cover all three emission scopes.

www.smith-nephew.com/ sustainability

		2022			2021		2019 (baseline year)
	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total
CO2e emissions (tonnes) from:
Direct emissions (Scope 1)[1]	5,563	6,605	12,168[2]	5,892	5,443	11,335	4,747	5,141	9,888[2]
Indirect emissions (Scope 2) (location-based)	3,856	57,961	61,817[2]	3,900	60,987	64,887	4,911	62,413	67,324[2]
Total (location-based)	9,419	64,566	73,985[2]	9,792	66,430	76,222	9,658	67,554	77,212[2]
Indirect emissions (Scope 2) (market-based)	5,205	31,474	36,679[2]	5,088	30,374	35,462	5,072	52,080	57,152[2]
Total (market-based)	10,768	38,079	48,847[2]	10,980	35,817	46,797	9,819	57,221	67,040[2]
Energy consumption to calculate Scope 1+2 emissions (GWh)	49	188	237	49	183	232	45	168	213
Intensity ratio (location-based):
CO2e (t) per $m sales revenue			14.2			14.7			15.1
CO2e (t) per full-time employee			3.9			4.0			4.3
Other indirect emissions (Scope 3)[3]						1,614,573

1  UK vehicle data included in Scope 1 GHG emissions since 2020.

2  More details are available in the 2022 Sustainability Report on pages 60–61.

3  Estimation of 2021 Scope 3 GHG emissions from the eight categories measured. Refer to ‘Reporting our Scope 3 emissions’ above for more details.

2022 data includes recent acquisitions completed and new site openings during 2021.

Revenue: 2022: $5.2bn, 2021: $5.2bn; 2019: $5.1bn. Full-time employee data: 2022: 19,094; 2021: 18,976; 2019: 18,030.

68	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Risk report

Like all businesses,
we face risks and uncertainties

Our risk management process

Successful identification and management of existing and emerging risks is critical to the achievement of strategic objectives and to the long-term success of any business. Risk management is therefore an integral component of our Corporate Governance.

As in previous years our Enterprise Risk Management (ERM) process is based on a holistic approach to risk management. Our belief is that the strategic and operational benefits of proactively managing risk are achieved when ERM is aligned with the strategic and operational goals of the organisation. Our process and governance structure achieve this.

2022 has seen a further maturing of risk management. We introduced quarterly Risk Champion workshops focused on topics such as Data Privacy, Supply Chain and Sustainability, which increased awareness of risks and management actions across the Group. We implemented a new and easier to use central risk register system with built in quality checks to ensure consistency in the analysis and management of risk. We also developed data analytics and reporting dashboards to share regular ERM insights with Risk Champions and our Executive Management. Executive Committee risk owners report and discuss Principal Risk trends from an operational perspective in monthly Executive Committee meetings.

Emerging risks

Executive Committee Risk Owners continue to scan the horizon for new and emerging risks and these are discussed and considered in the top down risk discussion. Emerging risks that were identified this year are covered within our existing Principal Risks and include:

–	The impact of macroeconomic factors such as inflation and global recession. Similar to our peers in healthcare, we are limited in the extent to which we can pass increased costs onto customers and payers. We take steps to mitigate this risk through our pricing initiative in our 12-point plan.
–	Localised lockdowns in China and the war in Ukraine impact our global supply chain and operations. This risk is being mitigated through initiatives in our 12-point plan.
–	New and increased medical device regulations in the EU and globally will require increased resources in our priority markets and delays experienced in interactions with notified bodies may further compound the impact on our business. There has been a reduction in the capacity of notified bodies leading to an increase in registration timelines, which impacts our route to market. This risk is being managed under our Quality and Regulatory principal risk.
–	Our customers, investors and other internal and external stakeholders are increasingly focused on our approach to Environmental, Social and Governance (ESG) matters and how we embed ESG considerations into all areas of our business. In 2022, we have responded to this increased interest by enhancing our ESG governance structure, ensuring that ESG considerations are taken into account in decision making processes and are reflected within each of our Principal Risks as appropriate.
–	The competition for talent has impacted all employers globally. We are managing this risk by continuing to focus on various initiatives to ensure that our purpose and values are ingrained within the culture of the organisation which supports engagement, attraction and retention of new and existing employees.

Smith+Nephew Annual Report 2022	69

Risk report continued

Risk management life cycle

Annual improvement and refinement of our risk management process ensures that it remains aligned with strategy and operations.

Our Risk Management Policy, sponsored by our Chief Executive Officer, is driven by an Enterprise Risk Management Manual and the Group Risk team providing training to Business Area Risk Champions. As in prior years, risks continue to be managed through a ‘top-down’ and ‘bottom-up’ process, with regular oversight from the Executive Committee and quarterly reports to the Board Committees.

An overview of our risk management life cycle is illustrated on this page.

2023 Risk Management Plan

Our work will continue to evolve in 2023 with a particular focus on strengthening cross-functional risk management in alignment with the 12-point plan.

This will include deep-dive sessions into specific risks with cross-functional teams. We will work with the new sustainability risk champion to further develop the risk register in this area. The Group Risk team will also continue to influence decision making through effective challenge to Risk Owners and Risk Champions in the quarterly review process.

Our risk governance framework

At the very top of our structure is our Board with responsibility for oversight of risk management, setting our risk appetite and monitoring the application of our risk framework including strategy, execution, and outputs of risk reviews by the business and Group Risk team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, risk owner community and our management Group. A formal ‘bottom-up’ risk management exercise ensures that risks are escalated back through the process to our Board and are reflected in our Principal Risks as appropriate.

Providing guidance and rigour across this process is our Executive Committee and the Group Risk team.

At the third line of defence is our Internal Audit function, providing an annual opinion on the effectiveness of our Risk Management process to the Executive Committee, chaired by the Chief Executive Officer, and then to the Board and its Committees.

Executive Committee Business Area Board of Directors and Board Committees Internal Audit Group Risk Team

Board of Directors and Board Committees

–
The Board is responsible for oversight of risk management, for our annual strategic risk review and for determining the risk appetite the organisation is willing to take in achieving its strategic objectives.
–
The Board monitors risks through Board processes (Strategy Review, Disclosures, M&A, Investments, Disposals) and Committees (Audit and Compliance & Culture).
–
The Audit Committee is responsible for ensuring oversight of the process by which risks relating to the Company and its operations are managed and for reviewing the operating effectiveness of the Group’s Risk Management process.

Executive Committee

–
Identiﬁes and ensures the management of risks that would prevent the Company from achieving our strategic objectives.
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
–
Lead regular risk register updates.

Internal Audit

–
Provides independent assurance to the Board and Audit Committee on the effectiveness of the Group’s Risk Management process.
–
Provides annual assessment of effectiveness of Enterprise Risk Management.

70	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

2022 Principal Risks

We assess our Principal Risks in terms of their potential impact on our ability to deliver our business strategy. The Principal Risks are presented in alphabetical order below. Sustainability risks are embedded and run through the Principal Risks as appropriate.

Our Strategy for Growth

1	Strengthen the foundation to serve customers sustainably and simply	2	Accelerate profitable growth through prioritisation and customer focus		3	Transform our business through innovation and acquisition

	For further information on our Strategy for Growth

Risk change from 2021 key			Increased risk	Reduced risk		No change

Business continuity and business change

Our business requires continuous improvement and depends on our ability to execute business change programmes such as the 12-point plan at pace, whilst continuing to operate business as usual. The pace and scope of our business change initiatives may increase execution risk for the change programmes as well as for our business-as-usual activities.

Our business depends on our ability to plan for and be resilient in the face of events that threaten one or more of our key locations. Damage caused by environmental and climate change factors, including natural disasters and severe weather, can and do threaten our critical sites. Widespread outbreaks of infectious diseases and the local and global actions and requirements to deal with them, such as the Covid pandemic, create uncertainty and challenges for the Group and our customers.

Examples of risks

–

Multiple change initiatives, including those within our 12-point plan could distract management from delivering business as usual objectives.

–

Widespread outbreaks of infectious diseases, including new Covid variants.

–

Natural disaster causes disruption to manufacturing and/or distribution at single or sole source facility.

–

Severe weather patterns, global temperature rise and sea-level rise caused by climate change or natural disaster causes damage to manufacturing or distribution facilities, impacting ability to meet customer demand.

–

Disruption to the business due to critical system infrastructure and applications being unavailable.

–

Failure to effectively implement core elements of business change prevents our projects and programmes achieving the intended beneﬁts and disrupts existing business activities.

–

Failure to transform to achieve our sustainability targets.

Actions taken by management

–

Dedicated Acceleration Office and Executive Steering Committee led by our CEO to monitor the successful delivery of the 12-point plan.

–

Global, regional, and local crisis management governance in place.

–

Emergency and incident management and business recovery plans in place at major facilities and for key products and key suppliers.

–

IT disaster recovery policy in place.

–

Project management governance and toolkits and project steering committee oversight to support successful execution of programme and projects.

–

A new ESG Operating Committee implements and operationalises ESG strategy and provides data and metrics to monitor implementation.

Oversight Board Change from 2021	Link to Strategy 1. Strengthen 3. Transform

Smith+Nephew Annual Report 2022	71

Risk report continued

2022 Principal Risks continued

Commercial execution

The long-term success of our business depends on setting the right strategic priorities such as the 12-point plan and our three-year strategic plan and executing on our plans to deliver priority initiatives in highly competitive markets.

This requires effective communication and engagement both internally on a cross-functional basis (for example in order to drive procedure-based selling models) and with our customers, suppliers and other stakeholders. We must also successfully embed the right governance structures, accountability and capabilities across the Group and ensure we adjust and refine strategic priorities and business models when necessary. Failure to set and execute on priorities and drive cross functional accountability within our business will impact our ability to continue to grow our business profitably and sustainably and to serve our customers.

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

–

An enhanced Sales Inventory and Operations (SI&OP) process to improve demand and supply planning.

–

Enhanced accessible digital sales information and training modules for sales staff.

–

Enhanced Virtual Medical Education platforms and opening of the Smith+Nephew Academy in Singapore.

–

Integration committee to review/approve integration plans and monitor ongoing processes.

Oversight Board Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate 3. Transform

Cybersecurity

We depend on a wide variety of information systems, programmes and technology to run our business effectively. We also develop and sell certain digitally enabled products that connect to proprietary and third-party networks and/or the internet.

Our systems and the systems of the entities we acquire may be vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, data privacy breaches or other significant disruption. We have a layered security approach in place to prevent, detect and respond, to minimise the risk and disruption of any intrusions and to monitor our systems on an ongoing basis for current or potential threats.

Examples of risks

–

Loss of confidential or sensitive information, intellectual property and/or data privacy breach.

–

Inadequate consideration of cybersecurity in the design of new products, systems and/or processes.

–

Disruption to business operations due to a signiﬁcant cybersecurity incident.

–

Increased government focus on cybersecurity and changes in regulatory environment.

–

Increasing demand for cybersecurity expertise could impact our ability to attract and retain cybersecurity talent.

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

–

Security governance structure in place including a Security & Privacy Steering Committee.

–

Monitor developments from governments and raise changes and developments with Global IT Security.

–

Cybersecurity Maturity Programme monitored by the Audit Committee.

Oversight Audit Committee Change from 2021	Link to Strategy 1. Strengthen 3. Transform

72	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Global supply chain

Our ability to make, distribute and sell medical products to customers in over 100 countries involves complex manufacturing and supply chain processes. Increased outsourcing, sophisticated materials, and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption in our supply chain. Post-Covid lack of availability of raw materials and components and localised lockdowns such as in China compound supply and business disruption.

Capacity constraints and the regulatory environment, including the increased focus on global regulation of sustainability, increase our exposure to supply chain disturbance. Increasingly frequent climate events increase the likelihood and impact of disruptions to our supply chain.

Increased inﬂationary pressure on production, freight and warehousing and distribution costs increases our risk of failing to achieve accelerated profitable growth.

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

Actions taken by management

–

Our 12-point plan includes initiatives to improve product availability and inventory, enhance procurement and management of transportation costs, focus on lean manufacturing and quality and optimise our manufacturing network.

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

–

Increased co-ordination between commercial, supply chain and logistics to improve forecast accuracy.

–

Comprehensive product quality processes in place from design to customer supply.

–

Supplier contract agreements achieve and manage regulatory compliance.

–

Initiatives to improve manufacturing efficiency and reduce overhead costs.

–

IT disaster recovery policy in place.

–

Leadership taskforce established to resolve cumulative impact of global supply chain events.

Oversight Board Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate

Smith+Nephew Annual Report 2022	73

Risk report continued

2022 Principal Risks cotinued

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

Operating across this complex and dynamic legal and compliance environment, which includes regulations on bribery, corruption, privacy, sustainability and trade compliance, increases the risk of fines, penalties, and reputational damage. We mitigate this through legal and compliance policies, procedures, training and practices designed to prevent and detect violations of law, regulations and industry codes.

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

–

Failure to identify changes in or new legal or regulatory requirements including sanctions programmes and ESG matters which result in non-compliance with applicable laws and regulations.

–

Failure to meet needs of stakeholders relating to increased focus on and regulation of ESG reporting requirements.

Actions taken by management

–

Board Compliance & Culture Committee oversees our ethical and compliance practices.

–

Global compliance programme, policies and procedures.

–

Annually all employees required to undertake training and certify compliance with our Code of Conduct and Business Principles.

–

Group monitoring and auditing programmes in place.

–

Launched enhanced conﬁdential independent reporting channels for employees and third parties to report concerns.

–

Trade compliance programme, policies and procedures.

–

The ESG Operating Committee assesses new and enhanced regulations and reporting requirements and works cross-functionally to ensure compliance.

–

Monitoring new regulatory and enforcement trends.

Oversight Compliance & Culture Committee Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate 3. Transform

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

–

Compliance and other risks included as part of due diligence reviews, integration plans and reporting for acquisitions.

–

Integration committee review, approval of integration plans and monitoring of ongoing process.

–

Board has annual post-deal review session.

Oversight Board Change from 2021	Link to Strategy 3. Transform

74	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

New product innovation, design & development including intellectual property

Our product innovation pipeline is becoming broader in scope and increasingly complex, as we focus our efforts on procedure innovation using digital technologies such as connectivity, machine learning, and artificial intelligence. Our focus on high growth and profitable markets requires us to better understand unmet customer needs, drivers of surgical efficiency and patient outcomes, and new country/regional regulations including requirements related to cybersecurity and sustainability. Our innovation pipeline needs to be sufficiently differentiated from our competition in order for us to deliver our commercial ambition.

If Smith+Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could impact profitable, sustainable growth.

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

Actions taken by management

–

Our 12-point plan includes an initiative to reposition our knee and hip portfolio.

–

Continued product and technology acquisitions and product launches and effective implementation of new product launches.

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

–

Careful attention to intellectual property considerations.

–

Sustainability criteria built into new product development processes.

Oversight Board Change from 2021	Link to Strategy 3. Transform

Political and economic

We operate a global business and are exposed to the effects of political and economic risks, changes in the regulatory and competitive landscape, trade policies and trade compliance requirements, war, political upheaval, changes in government policy regarding healthcare priorities and sustainability expectations, increasing inﬂationary pressure and tax rates, preference for local suppliers, import quotas, economic sanctions and terrorist activities.

Examples of risks

–

Global or regional recession and increasing macroeconomic controls due to Covid impact on customer ﬁnancial strength.

–

Global political and economic uncertainty and conﬂict.

–

Failure to meet the sustainability targets and public policy changes.

–

Failure to pivot on business strategy in light of increased sanction programmes globally.

–

Market access rights.

–

Increases in import and labour costs.

–

Increases in tariffs and restrictions on global trade.

–

Inflationary pressures impacting raw materials, freight, salaries and wages.

Actions taken by management

–

Built sustainability strategy on our purpose, business strategy, and culture pillars, and tracked and benchmarked targets within the industry.

–

A new ESG Operating Committee implements and operationalises ESG strategy and provides data and metrics to monitor implementation.

–

Continued engagement with governments, administrations, and regulatory bodies to enhance education and advocacy efforts with policymakers.

–

Global trade compliance programme, policies and procedures.

–

Actively participate in trade associations to enhance education and advocacy efforts with policymakers.

–

Ongoing engagement and monitoring/lobbying on localisation initiatives.

Oversight Board Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate

Smith+Nephew Annual Report 2022	75

Risk report continued

2022 Principal Risks continued

Pricing and reimbursement

Our success depends on our ability to sell our products profitably, despite increasing inflation and costs associated with improving the sustainability of our products, pricing pressures from customers and the availability of and access to adequate government funding and reimbursement to meet increasing demands for our products arising from patient demographic trends. The prices we charge are therefore impacted by budgetary constraints and our ability to persuade customers and governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness.

Market developments such as China volume-based procurement, consolidation of customers into buying groups, inﬂation, increasing professionalisation of procurement departments and the commoditisation of entire product groups, continue to challenge prices.

We mitigate this through price increases to mitigate the impact of inflation where possible, portfolio mix and promotion of differentiated products, including a compelling clinical and economic value proposition.

Examples of risks

–

Reduced reimbursement levels and increasing pricing pressures.

–

Systemic challenge on number of elective procedures.

–

Lack of compelling health economics data to support reimbursement requests.

–

Unilateral price controls/reductions imposed on medical devices.

–

Price-driven tendering/procurement processes.

–

Volume-based procurement in China and other markets.

–

Limited access to non-clinical decision makers.

–

Limited ability to pass on increased costs such as raw materials, freight, sustainability improvements and the cost of compliance with regulations to our customers.

Actions taken by management

–

Our 12-point plan includes an initiative which focuses on pricing strategy and execution in order to mitigate some of the impact of inflation.

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

–

Optimise portfolio mix and promote differentiated products.

–

Consideration of price increases.

Oversight Board Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate

Quality and regulatory

Global regulatory bodies continue to increase their expectations of manufacturers and distributors of medical devices not only in respect of quality and regulation of products but also in respect of sustainability requirements. Our products are used in the human body and therefore patient safety is of paramount importance. The European Medical Device Regulation (EU MDR), and multiple other global regulations and changes in standards have increased the focus on clinical and technical evidence, supplier controls and product performance transparency. Our customers and other stakeholders also require us to explain our approach to and demonstrate compliance with increasing sustainability regulations and reporting requirements.

Examples of risks

–

Transition to EU MDR impacts ability to meet customer demand.

–

Increase in time required by Notiﬁed Bodies to review product submissions and site quality systems’ certiﬁcation time for new products impacts ability to meet customer demand.

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

–

More stringent local requirements for clinical data across various markets globally.

–

Failure to meet stakeholder expectations with regard to increasing sustainability regulations and reporting requirements.

Actions taken by management

–

EU MDR Steering Group regularly monitors activities to comply with new requirements.

–

Regular engagement with Notiﬁed Bodies, MHRA and regulatory representatives to monitor regulatory changes and understand interpretation of legislation.

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

–

Governance framework in place for reporting, investigating and responding to instances of product safety and complaints.

–

Local clinical evidence requirements are included in global new product development projects.

Oversight Compliance & Culture Committee Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate

76	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Talent management

In the current market, recruitment and retention of top talent and minimising attrition is a critical risk which requires a strong engagement process. We recognise that people leadership, effective succession planning and the ability to engage, retain and attract talent is a key lever of success for our business. Failure to do so places our ability to execute the Group strategy and to be effective in the chosen market/discipline at risk.

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

–

Increased salaries globally, particularly in the Cybersecurity, ESG, Research & Development, Quality and Regulatory Affairs, Manufacturing and Distribution functions.

Actions taken by management

–

Talent planning and people development processes well established across the Group.

–

Talent and succession planning discussed annually by the Board and regularly by the Executive Committee and Nomination & Governance Committee.

–

Identiﬁcation of high-value roles and ensuring that these roles are ﬁlled with our high-performance individuals with strong succession plans in place.

–

Developed strategic skills resourcing plan by functional areas.

–

Provided employees with access to tools and resources to manage their emotional, physical, and mental wellness.

–

Enhanced Inclusion, Diversity and Equity (IDE) policy, including establishment of Employee Inclusion Groups (EIGs) and IDE Council in order to foster culture of belonging within the organisation and promote engagement, attraction and retention of top talent.

–

Ongoing segmentation of specific job roles and applying focused rewards to ensure we are competitive and attractive to candidates.

Oversight Board Change from 2021	Link to Strategy 1. Strengthen 2. Accelerate

Taxation and foreign exchange

We operate a global business and are therefore required to comply with tax legislation in multiple jurisdictions and are also exposed to exchange rate volatility. Adverse changes to tax legislation, including those driven by international agreements such as the Organisation for Economic Co-operation and Development (OECD) global minimum tax rate, and volatility in foreign currency exchange rates can impact our results and it may not be possible to fully mitigate against them.

Examples of risks

–

Potential for significant tax rate changes and/or base broadening measures in key jurisdictions where we operate including OECD proposals and US tax reform.

–

Failure to comply with current tax laws.

–

Transfer pricing policy not correctly implemented or monitored.

–

Risk of adverse trading margins due to ﬂuctuating foreign currency exchange rates between our main manufacturing operations (the US, UK, Costa Rica, Malaysia and China) and where our products are sold.

–

Changing legislation in the US and other key markets may require changes to our operating model.

Actions taken by management

–

The Group Tax team continually monitor developments in tax legislation and obtain external advice where relevant.

–

The Group Tax team, supported by external advisers, work closely with the business to implement agreed processes and procedures.

–

A foreign exchange hedging programme is operated and is overseen centrally by the Group Treasury team.

–

The Finance and Banking Committee monitors ongoing treasury and tax matters including foreign exchange exposure.

–

Internal Audit and Audit Committee oversight.

–

Seeking appropriate independent third-party advice when required.

Oversight Audit Committee Change from 2021	Link to Strategy 1. Strengthen

Smith+Nephew Annual Report 2022	77

Risk report continued

Our Viability Statement

How we assess our prospects

During the year, the Board has carried out a robust assessment of the principal risks affecting the Company, particularly those which could threaten the business model. These risks, and the actions being taken to manage or mitigate them, are explained in detail on pages 71–77 of this Annual Report.

In reaching our Viability Statement conclusion, we have undertaken the following process:

–

The Audit Committee reviewed the Risk Management process at their meetings in February, April, July and December, receiving presentations from the Group Risk team, explaining the processes followed by management in identifying and managing risk throughout the business.

–

In August and November 2022, the Executive Committee met to review the 2022 Principal Risks (the top-down risk review process). The Executive Committee was asked to consider the signiﬁcant risks which they believed could seriously impact the proﬁtability and prospects of the Group and the principal risks that would threaten its business model, future performance, solvency or liquidity.

–

All Executive Committee members nominated the Risk Champions and have worked with them to prepare risk registers. The Risk Champions nominated by the Executive Committee are senior employees and in risk management.

–

Using the outputs from the Business Area ‘bottom-up’ risk identiﬁcation completed in September 2022 and following ‘top-down’ discussions with the Executive Committee, the most signiﬁcant risks affecting our organisation were presented to the Executive Committee for approval in November as the draft 2022 Principal Risks facing the Company and again in January 2023 as final disclosures.

–

Executive Committee agreed to retain the 12 Principal Risks from 2021 with amendments to the descriptions within each Principal Risk to reflect the implementation of the 12-point plan and macro and internal factors to be taken into account in 2022.

–

In assessing our TCFD risks we concluded that climate-related risks are not significant in our viability horizon of three years. Nonetheless, we have included an extreme weather event in our Business Continuity and Business Change scenario.

–

All relevant executives have attested alignment to the Group’s Enterprise Risk Management Process as part of the annual certiﬁcation on governance, risk, and compliance.

–

The Board debated and agreed the risk appetite for each of the Principal Risks in February 2022.

–

Final Principal Risks were presented to the Audit Committee and the Board in February 2022 for their consideration and approval.

–

Throughout the year, a number of reviews into different risks were conducted by the Board, the Audit Committee and the Compliance & Culture Committee looking into the nature of the risks and how they were mitigated.

Assessment period

The Board have determined that the three-year period to December 2025 is an appropriate period over which to provide its Viability Statement.

This period is aligned to the Group’s Strategic Planning process and reﬂects the Board’s best estimate of the future viability of the business.

Scenario testing

To test the viability of the Company, we have undertaken a robust scenario assessment of the Principal Risks, which could threaten the viability or existence of the Group.

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

–

We are satisﬁed that we have robust mitigating actions in place as detailed on pages 71–77 of this Annual Report. We recognise, however, that the long-term viability of the Group could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less effective than intended.

Viability Statement

Having assessed the Principal Risks, the Board has determined that we have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2023. In our long-term planning we consider horizons of between ﬁve and 10 years. However, as most of our efforts are focused on the coming three years, we have chosen this period when considering our viability.

Our conclusion is based on the Strategic Plan reviewed by the Board in January 2023. We will continue to evaluate any additional risks which might impact the business model.

By order of the Board, on 21 February 2023. Helen Barraclough Company Secretary

78	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

2022 Scenarios modelled
Scenario 1: Global Economic Downturn
Significant global economic recession, leading to sustained lower healthcare spending across both public and private systems.	Action taken: We have modelled 10% lower revenue throughout 2023 and 5% lower revenue throughout 2024.
Reduced reimbursement levels and increasing pricing pressures.	Action taken: We have modelled annual price erosion of 1% impacting all product lines, along with a full drop through impact on profit in each of the periods 2023–2025.
Link to strategy – Accelerate profitable growth through prioritisation and customer focus.	Link to Principal Risks – Business continuity and business change. – Global supply chain. – Commercial execution. – Political and economic. – Pricing and reimbursement.
Scenario 2: Operational risk
Inability to keep pace with signiﬁcant product, innovation, and technical advances to develop commercially viable products, losing significant market share to the competition.	Action taken: We have modelled 1% lower growth than planned for a key product range in the US in 2023 and 2024.
Disruption to a Global Distribution Centre (GDC) preventing our ability to supply our customers with all products from the applicable GDC for one quarter.	Action taken: We have modelled an inability to supply products from one of our GDCs for one quarter of 2024.
Key Supplier Disruption – resulting in our inability to manufacture and supply a few key products for a full year.	Action taken: We have modelled an interruption to receiving goods from a key supplier for a period of one year in 2023.
Increases in raw materials, freight and labour costs.	Action taken: We have modelled an increase in our input costs by an additional 5% in 2023 and 2024, due to continued inflationary pressures.
Product Liability Claim.	Action taken: we have modelled a group of product liability claims resulting in a settlement agreement requiring cash payment in 2024 and 2025, without any insurance coverage.
Link to strategy – Strengthen the foundation to serve customers sustainably and simply. – Transform our business through innovation and acquisition.

Link to Principal Risks

–

Commercial execution.

–

New product innovation, design & development including intellectual property.

–

Global supply chain.

–

Business continuity and business change (weather-related disruption).

–

Legal and compliance.

–

Political and economic.

–

Talent management.

Scenario 3: Tax, foreign exchange, legal, regulatory and compliance risks
Data privacy failure – giving rise to a significant fine or loss.	Action taken: We have modelled a one-off significant fine from regulator of 2% of revenue or loss resulting from a data privacy issue in 2024.
Failure to obtain proper regulatory approvals for products or processes impacting our ability to sell products.	Action taken: We have modelled the complete loss of revenue from a key product effective in mid-2023 for two years, and returning to lower volumes in mid-2025.
Risk of adverse trading margins due to ﬂuctuating foreign currency exchange rates across our markets.	Action taken: We have modelled a reduction in profitability in 2024 and 2025 due to a weakening in other currencies relative to the US Dollar by 5%.
Link to strategy – Strengthen the foundation to serve customers sustainably and simply.	Link to Principal Risks – Legal and compliance. – Quality and regulatory. – Taxation and foreign exchange.
Scenario 4: Cybersecurity
Disruption to business operations due to a signiﬁcant cybersecurity incident.	Action taken: We have modelled one of our key regions being unable to invoice also affecting shipping and tracking of deliveries for one month due to a disruption to our IT infrastructure in 2024.
Link to strategy – Strengthen the foundation to serve customers sustainably and simply.	Link to Principal Risks – Cybersecurity.
Scenario 5: Mergers and acquisitions
Failure to integrate newly acquired business effectively to achieve expected growth.	Action taken: We have modelled a scenario of zero growth in a recently acquired business over 2023 and 2024.
Link to strategy – Transform our business through innovation and acquisition.	Link to Principal Risks – Mergers and acquisitions.

Smith+Nephew Annual Report 2022	79

Our stakeholders

Section 172 statement

In accordance with section 172 of the Companies Act 2006 and the UK Corporate Governance Code 2018, the Board considers the potential impact on the Company’s key stakeholders and takes their views and interests into account when making decisions. The Board also takes the opportunity to engage with our stakeholders, as appropriate. Pages 109–115, as well as the pages referenced below, form part of this statement and provide examples of how each of our key stakeholders have been considered and engaged.

How we engage with our main stakeholders

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

80	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Environment and community

People, Planet and Products are at the heart of our sustainability strategy aiming to create a positive impact on our communities reducing the impact on our environment and enabling us to innovate sustainably.

Read more on pages
56–68 and in our 2022
Sustainability Report

Investors

Our investors are the owners of our business and it is important for us to understand their perspectives on performance, value, risk and governance.

Read more on investors

  www.smith-nephew.com

Our Investor presentations are available to download on our website

Customers and suppliers

Our business model creates value through customer centricity whilst working in partnership with our suppliers ensures we have the right resources to support our growth.

Smith+Nephew Annual Report 2022	81

Our technology takes
the limits off living

Getting a rugby player back to the game

Life Unlimited

82	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Smith+Nephew Annual Report 2022	83

		Letter from the Chair

Governance

Dear Shareholder

On behalf of the Board, I am pleased to present the governance section of our Annual Report, which sets outs the Board’s structure, roles, responsibilities, activities and stakeholder engagement during 2022.

Supporting strategic and operational improvement

Despite intense macroeconomic and geopolitical headwinds, the Board has remained focused on strategy and value creation. Following Deepak’s arrival in April 2022, urgent focus was required in order to set the Company on a trajectory to achieve its full potential and deliver value for shareholders.

The executive directors and management focused on core business strategy and value creation opportunities under the 12-point plan to fix orthopaedics, improve margin and accelerate growth in our Advanced Wound Manufacturing (AWM) and Sports businesses. In parallel, the Board maintained scrutiny over the implementation of the Strategy for Growth in line with the Board’s risk appetite to ensure high standards of corporate governance were maintained and that decisions were considered in the interests of the Company’s stakeholders and in the best interests of the Company as a whole.

From a governance perspective, the Board has continued to drive improvements in our enterprise risk management programme in order to positively impact the risk culture of the Company. The refreshed focus on our governance structure in order to provide further oversight on environmental, social and governance (ESG) matters has also been a focus for the Board this year.

Board changes in 2022

Deepak joined us at an inflection point for the business and within his first 100 days conducted a deep dive review

Board leadership and purpose
Letter from the Chair	84
Board of Directors	86
Executive Committee	89
Division of responsibilities
Roles and composition of the Board	90
Corporate governance framework	92
Board activities	94
Composition, succession and evaluation
Board effectiveness review	96
Board development	97
Nomination & Governance Committee report	98
Audit, Risk and Control
Audit Committee report	101
Compliance & Culture Committee report	108
Engaging with stakeholders	112
Remuneration
Directors’ Remuneration report	116

Statement of Compliance

The Board is committed to the highest standards of corporate governance. We comply with the provisions and principles of the UK Corporate Governance Code 2018 (2018 Code). The Company’s American Depositary Shares and bonds are listed on the New York Stock Exchange (NYSE) and we are therefore subject to the rules of the NYSE as well as to US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC and have no significant differences to report between the US and UK corporate governance standards.

We explain in this ‘Governance’ section how we comply with and have applied the 2018 Code during the year. The 2018 Code can be found at www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.pdf. We also explain how we have complied with the Financial Conduct Authority’s (FCA) Listing Rules and Disclosure & Transparency Rules (DTRs) throughout the year.

84	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

and assessment of the opportunities and challenges facing the Company and then presented his 12-point plan to the Board, supported by key KPIs and metrics to execute and deliver on the Company’s significant potential for accelerated growth.

Jo Hallas was appointed as a Non-Executive Director to the Board on 1 February 2022 and was subsequently appointed as a member of the Audit Committee with effect from 1 September 2022. Jo’s experience on sustainability matters has enhanced Board expertise in this area.

Robin Freestone, our Senior Independent Director took the decision to step down as a Non-Executive Director on 30 September having completed 7 years of service. We wish to thank him for his support to me as Chair, to the Board and the Company more broadly.

Marc Owen was appointed as Senior Independent Director with effect from Robin’s departure and led the search for my successor. We also took the opportunity to strengthen the Nomination & Governance Committee, appointing Angie Risley with effect from 1 September 2022.

Board and leadership succession planning

During my tenure we have strengthened the capabilities of the Board in terms of skills, composition and diversity and have appointed Board members with industry specific knowledge and broad geographical experience.

As succession planning is a key focus from both a leadership and governance perspective, we have developed a board composition and skills matrix which feeds into a formal rolling succession plan for directors. We have also worked with an independent third party to review our profile for the Company’s Chief Executive Officer and continue to review internal talent pipeline development as part of executive succession planning.

Chair search

The Nomination & Governance Committee and the Board were aligned on three core characteristics which would be required for a successful Chair: (i) a proven track record of delivering shareholder value; (ii) a strong background in governance, ideally within a UK FTSE environment; and (iii) the ability to support and develop the Chief Executive Officer, either through previous CEO experience or within a Chair role.

Marc engaged with various shareholders as part of the search process, who agreed with the characteristics determined by the Board and acknowledged that given the recent changes to Board and management, it was important to take the time to find the right fit for the new Chair.

After an extensive search, we announced on 17 February 2023 that subject to shareholder approval, Rupert Soames OBE will be appointed to the Board as a Non-Executive Director and Chair-designate at our AGM and will join the Nomination & Governance and Remuneration Committees upon appointment. In order to ensure a smooth transition to Rupert, I have agreed to remain as Chair until 15 September 2023 and will put myself forward for re-election at the AGM on this basis.

Rupert has extensive global leadership experience, a strong track record of delivering shareholder value and a deep understanding of the UK corporate governance environment. For more than eight years as Chief Executive Officer of Serco Group plc, Rupert led the transformation of the business and delivered significant improvements to profitability as he transitioned the Group’s strategy from turnaround to growth. Rupert was a Non-Executive Director of DS Smith, the FTSE 100 packaging company until September 2022 and was also Senior Independent Director of Electrocomponents plc (now RS Group). He was a member of the Remuneration, Nomination and Audit Committees at both companies.

On behalf of the Board, I am delighted to welcome Rupert as my successor as Chair. I am confident that he is the right person to support the management team, the organisation and the Board through the next stage of Smith+Nephew’s transformation.

Stakeholders

Pages 111–115 provide further insight into how the Board engage with and consider the views of our stakeholders in our decision-making process, with one key example being the decision to invest in a new greenfield AWM site in Melton near Hull. The Board evaluated the benefit and impact on employees, customers, suppliers, investors, governments and regulators, the local communities and other stakeholders as part of decision making.

Following easing of restrictions post Covid, various Board members visited our Hull and Memphis sites in May and September 2022 respectively, which provided opportunities for Board members (especially those who had joined during or since the pandemic) to understand more about the core business strategy, value creation opportunities and challenges and the impact of key initiatives and projects on our stakeholders.

Human capital issues including culture and workforce transformation also continue to be important agenda items for the Board. This year the Board amplified its listening session programme, holding five sessions with employees from diverse regional and workforce stakeholder groups. The session with Employee Interest Group (EIG) leadership in particular provided strong insights for the Board in terms of employee-driven initiatives on Inclusion, Diversity and Equity (IDE). Further details can be found on pages 110–112.

Annual General Meeting

Our 2023 AGM will be held at our Croxley offices on 26 April 2023 at 12pm. We strongly encourage shareholders to attend in person to listen to the proceedings, ask questions and vote. Further details of the AGM are included in the Notice of Meeting.

My thanks go to the Board for their commitment, contribution and dedication during 2022. I would also like to thank all of our shareholders for their continued patience during a challenging year for the Company.

It has been an honour to serve as your Chair and I will follow the Company with interest as management and the Board continue to partner together to execute on strategy and create and deliver further value for shareholders. 2023 looks set to be a year in which the resilience of Boards, CEOs and executives will continue to be tested and I believe that the current Board with the new Chair in place will be well positioned to provide support and oversight in a fast-changing environment.

Roberto Quarta

Chair

Smith+Nephew Annual Report 2022	85

Board leadership and purpose Board of Directors	Committee key Member of the Audit Committee Member of the Nomination & Governance Committee	Committee Chair Member of the Remuneration Committee Member of the Compliance & Culture Committee

Roberto Quarta

Chair

Appointed as an Independent
Non-Executive Director in December
2013 and appointed Chair at the 2014
Annual General Meeting

Rupert Soames

Chair Designate

To be appointed as Non-Executive Director on 26 April 2023 subject to shareholder approval. Member of the Nomination & Governance and Remuneration Committees upon appointment and will succeed Roberto Quarta as Chair in September 2023

Key skills and competencies:

Roberto’s career in private equity brings valuable experience to Smith+Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and chair of a number of UK and international companies.

Current external appointments:

– Chair of WPP plc.

– Partner at Clayton Dubilier & Rice, LLC and Chair of CD&R Europe.

– Independent Non-Executive Director of Gulf Capital.

Previous experience:

He has held several board positions, including Non-Executive Director of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous chairmanships include Italtel S.p.A., Rexel SA, IMI plc and SPIE SA. Roberto was a former member of the Investment Committee of Fondo Strategico Italiano S.p.A.

Nationality:

 American/Italian

Key skills and competencies:

Rupert has extensive global leadership experience, a proven track record of delivering shareholder value and a deep understanding of UK corporate governance. For more than eight years as Chief Executive Officer of Serco Group plc, Rupert led the transformation and delivered significant improvements to profitability transitioning the group’s strategy from turnaround to growth.

Current external appointments:

–  Advisor to Serco Group plc, will retire in September 2023.

Previous experience:

Rupert stepped down in December 2022 as Group Chief Executive from Serco Group plc, the specialist services business in Health, Defence, Transport and Immigration, employing c.53,000 people and operating in 16 countries. He joined

Serco Group plc from Aggreko plc where he was Chief Executive Officer for 11 years and prior to that he was at software company Misys plc as Chief Executive of its Banking and Securities Division. He spent the first 16 years of his career at GEC plc. He studied Politics, Philosophy & Economics at Oxford University and was President of the Oxford Union. Rupert was a Non-Executive Director of DS Smith the FTSE 100 packaging company until September 2022 and was previously Senior Independent Director of Electrocomponents plc (now RS Group). He was a member of the Audit, Remuneration and Nomination Committees for both companies. Rupert is a Visiting Fellow at Oxford University, and a Visiting Professor of Aston University.

Nationality:

 British

Deepak Nath

Chief Executive Officer

Appointed Chief Executive Officer
in April 2022

Anne-Françoise Nesmes

Chief Financial Officer

Appointed Chief Financial Officer
in July 2020

Key skills and competencies:

Deepak brings global leadership and risk-management expertise and has a track record of driving growth at major healthcare companies through delivering a significant improvement in execution and building a strong results-focused culture.

Current external appointments:

None.

Previous experience:

He began his career as a scientist in computational physics at Lawrence Livermore National Laboratory and holds a BSc and MSc in Mechanical Engineering and a PhD in Theoretical Mechanics from the University of California, Berkeley. Prior to joining Siemens Healthineers, he held roles at both Amgen and McKinsey and spent 10 years at Abbott Laboratories, Inc. culminating in his appointment as President of Abbott Vascular.

At Siemens Healthineers (2018–2022) he was President of the Diagnostics business responsible for $6 billion of revenue and 15,000 employees.

Nationality:

 American

Key skills and competencies:

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

Current external appointments:

– NED and Chair of the Audit Committee at Compass Group plc.

Previous experience:

Anne-Françoise joined GlaxoSmithKline plc in 1997 where she worked for 16 years, holding multiple senior roles including Senior Vice President, Global Vaccines. Anne-Françoise served as Chief Financial Officer for Dechra Pharmaceuticals plc in 2013 where she successfully implemented financial strategies to support the growth of the business. She was Chief Financial Officer of Merlin Entertainments Limited (formerly Merlin Entertainments plc from 2016 to 2020.

Nationality:

 British/French

86	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Marc Owen Senior Independent Director Appointed Independent Non-Executive Director in October 2017 and Senior Independent Director in September 2022	Erik Engstrom Independent Non-Executive Director Appointed Independent Non-Executive Director in January 2015

Key skills and competencies:

Marc is a proven leader with an astute strategic vision, capable of building significant international healthcare businesses. He has strong commercial healthcare expertise.

Current external appointments:

None.

Previous experience:

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

In late 2011, he headed McKesson Speciality Health, which operates over 130 cancer centres across the US and provides market intelligence, supply chain services, patient access to therapy, provider and patient engagement and clinical trial support. In 2014, he was appointed Chair of the European Management Board at Celesio AG. He retired in March 2017 once he had improved operations, set the strategy and recruited his successor.

Nationality:

 British/American

Key skills and competencies:

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

Current external appointments:

–  Chief Executive Officer of RELX Group.

Previous experience:

Erik commenced his career at McKinsey & Company and then worked in publishing, latterly as President and Chief Operating Officer of Random House Inc. and as President and Chief Executive Officer of Bantam Doubleday Dell, North America. In 2001, he moved on to be a partner at General Atlantic Partners, a private equity investment firm. Between 2004 and 2009, he was Chief Executive Officer of Elsevier, the division specialising in scientific and medical information and then from 2009 Chief Executive Officer of RELX Group, the division specialising in scientific and medical information and then from 2009 Chief Executive Officer of RELX Group.

Nationality:

 Swedish

Jo Hallas Independent Non-Executive Director Appointed Independent Non-Executive Director in February 2022	John Ma Independent Non-Executive Director Appointed Independent Non-Executive Director in February 2021

Key skills and competencies:

Jo has extensive international experience focused on business transformation through both organic and acquisitive growth in global industrial and consumer sectors. She brings valuable expertise which will help Smith+Nephew build upon and achieve our strategic ambitions.

Current external appointments:

– Chief Executive Officer of Tyman plc.

Previous experience:

Jo commenced her career at Procter & Gamble based in Germany, the US, Thailand and the Netherlands. She then joined Bosch where she held a business unit leadership role in their Power Tools division followed by Invensys in 2009 where she ran their global heating controls business unit including launching its first smart home offer. She then moved to Spectris plc, where she had responsibility for a portfolio of global industrial technology businesses, as well as for the Group’s digital strategy. Since 2019, Jo has served as Chief Executive Officer for Tyman plc where she has made sustainability a core foundation of the group’s strategy. Jo was also previously Chair of the Remuneration Committee for Norcros plc.

Nationality:

 British

Key skills and competencies:

John has an impressive track record in medical device businesses and his contribution provides value as Smith+Nephew continues to develop innovative ways to grow and serve our markets with a focus towards Asia Pacific regions. He is an established healthcare leader and has strong experience of driving market entry and growth within emerging markets.

Current external appointments:

– Founder, Chair and Chief Executive of Ronovo Surgical.

Previous experience:

In 2000, John joined GE Healthcare and became Vice President and General Manager of their Global Product Company in China. John has also held a number of senior positions as President of Asia Pacific regions at Pentair Inc., Vice President of Express Scripts Inc., and Global Partner of Fosun Group.

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

Nationality:

 American

Smith+Nephew Annual Report 2022	87

Board leadership and purpose continued
Board of Directors continued

Katarzyna Mazur-Hofsaess Independent Non-Executive Director Appointed Independent Non-Executive Director in November 2020	Rick Medlock Independent Non-Executive Director Appointed Independent Non-Executive Director in April 2020

Key skills and competencies:

Katarzyna demonstrates a true passion for
customer focus and maintains an impressive
track record in senior leadership within the
MedTech industry. She is a qualified medical
doctor (PhD), has an Executive MBA from the
University of Minnesota and has a wealth of
experience in medical devices and
orthopaedic sectors. Her Chief Executive
Officer experience of a global company and
valuable industry knowledge will help drive
innovation and ensure the continued
development of Smith+Nephew.

Current external appointments:

–  Chief Executive Officer, EMEA, at Fresenius Medical Care AG & Co. KgaA.

Previous experience:

Katarzyna commenced her corporate career in 1998 at Roche in Poland, prior to becoming General Manager for Poland of Allergy Therapeutics plc. In 2001, Katarzyna joined Abbott Laboratories initially to manage their diabetes care division in Poland and became country General Manager. Over the next nine years, her career at Abbott progressed becoming Divisional Vice President Abbott Diagnostics for Europe. In 2010, she became President of EMEA at Zimmer and then led the operations of Zimmer Biomet in EMEA. In 2018, Katarzyna became Chief Executive Officer for the €2.7 billion EMEA renal care business of Fresenius Medical Care, and in January 2022 took over responsibility for the Care Enablement organisation.

Nationality:

 German/Polish

Key skills and competencies:

Rick has extensive experience and a deep
understanding of technology focused R&D
businesses. He has driven value and
transformation throughout his executive career
which will further reinforce the ability of
Smith+Nephew to grow and develop into new and
existing markets. Rick brings significant financial
and risk management expertise as a well-regarded
former FTSE 100 Chief Financial Officer, NED and
Audit Committee Chair.

Current external appointments:

–   NED and member of the Audit, Risk and
Compliance Committee at Datatec Ltd.

–   NED and Chair of the Audit Committee at
Deliveroo.

Previous experience:

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

Nationality:

 British

Angie Risley Independent Non-Executive Director Appointed Independent Non-Executive Director in September 2017	Bob White Independent Non-Executive Director Appointed Independent Non-Executive Director on 1 May 2020

Key skills and competencies:

Angie has gained experience in a wide range
of sectors, including a regulated
environment. This diversity of experience is
welcomed by the Board and the
Remuneration Committee. Angie is also an
additional resource and sounding board for
Smith+Nephew’s own internal Human
Resources function.

Current external appointments:

–  J Sainsbury plc Group HRD and member
of their Operating Board.

Previous experience:

Between 2007–2013 Angie was the Group HR Director for Lloyds Banking Group, joining J Sainsbury plc as Group HR Director and a member of their Operating Board in January 2013. Over the years, Angie has been a member of the Low Pay Commission and has held a number of Non-Executive Directorships with Biffa plc, Arriva and Serco Group plc, and now Smith+Nephew. At Serco Group plc she was the Chair of the Remuneration Committee. Previously she has attended Remuneration Committees of Whitbread plc, Lloyds Bank.

Nationality:

 British

Key skills and competencies:

Bob is an experienced leader with more than 25
years’ worth of industry relevant experience. He is
an influential and well-known figure in the medical
technology sector and has an impressive track
record in delivering growth and fostering
innovation. He brings valuable global medical
technology insight to the Board, which will prove
fundamental in helping to shape and develop the
future strategic direction of Smith+Nephew
healthcare expertise.

Current external appointments:

–  Executive Vice President and President, Medical
Surgical Portfolio at Medtronic plc.

Previous experience:

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

Nationality:

 American

Helen Barraclough Group General Counsel and Company Secretary Appointed Company Secretary in April 2022	Key skills and competencies: Helen is a qualified Solicitor admitted in England & Wales and a Chartered Governance Professional. She also serves as the Chief Risk Officer for Smith+Nephew.	Previous experience: Helen started her career with Allen & Overy LLP and prior to joining Smith+Nephew held senior legal roles at WPP plc and Nomura International plc.

88	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Brad Cannon

President Orthopaedics, Sports Medicine & ENT and Americas

Brad brings more than 25 years of experience across medical devices and medtech. Prior to Smith+Nephew, Brad worked in Medtronic plc’s Spine and Biologics division and previously served as Chief Marketing Officer and President of Europe and Canada at Smith+Nephew.

Nationality:      American

Location: Andover, US

Paul Connolly

President Global Operations

Paul brings more than 30 years of global manufacturing and supply chain experience at multinational companies with a strong track record in delivering operational excellence and transformation programmes. Prior to joining Smith+Nephew, Paul held senior roles at Goodyear, DePuy, Inc., and other Johnson & Johnson family companies.

Nationality:      American/Irish

Location: Andover, US

Phil Cowdy

Chief Corporate Development & Corporate Affairs Officer

Prior to joining Smith+Nephew, Phil served as a senior Director at Deutsche Bank AG for 13 years specialising in corporate finance and equity capital markets. He qualified as a chartered accountant with EY. Phil serves as the representative of Smith+Nephew on the Board of Bioventus Inc.

Nationality:      British

Location: Watford, UK

Myra Eskes

President APAC Region & Global Service

Prior to joining Smith+Nephew, Myra was President and Chief Executive Officer of GE Healthcare Southeast Asia, Korea, Australia and New Zealand and led the GE Life Sciences business for the Eastern & African growth markets.

Nationality:      Dutch

Location: Singapore

Simon Fraser

President Advanced Wound Management and Global Commercial Operations

Simon brings more than 30 years of experience across the sector. Prior to joining Smith+Nephew, Simon held senior roles at Dentsply Sirona, Abbott Laboratories, Alere Inc and Johnson & Johnson. Simon will retire in April 2023.

 Nationality:       American/Canadian

Location: Fort Worth, US

Mizanu Kebede

Chief Quality & Regulatory Affairs Officer

Mizanu brings more than 20 years of leadership experience in Quality and Regulatory Affairs. Prior to Smith+Nephew, Mizanu held senior roles at Avanos Medical, Life Technologies Corporation, Johnson & Johnson and STERIS Corporation.

Nationality:      American

Location: Georgia, US

Elga Lohler

Chief HR Officer

Prior to joining Smith+Nephew, Elga held Human Resources roles at Transnet SOC Ltd, Sensormatic (now Tyco International plc) and Advanced Tissue Sciences, Inc. (acquired by Smith+Nephew in 2002).

Nationality:      American/South African

Location: Fort Worth, US

Vasant Padmanabhan

President Research & Development

Vasant has over 25 years of global med-tech leadership experience. Prior to Smith+Nephew, Vasant held senior roles at Thoratec Corporation and Medtronic plc as Vice President of Connected Care R&D and Operations and Vice President of Product Development for the Implantable Defibrillator Business.

Nationality:      American

Location: Andover, US

Executive Officers whose tenure ceased

Peter Coenen, President
EMEA Region, served until
31 December 2022.

Alison Parkes

Chief Compliance Officer

Prior to moving into her current role, Alison served as the Compliance Officer for the Global Advanced Wound Management business, APAC and Emerging Markets and established and led the Global Compliance Programme Effectiveness & Improvement team.

Nationality:      British

Location: Fort Worth, US

Helen Barraclough

Group General Counsel and Company Secretary

Prior to joining Smith+Nephew, Helen started her career at Allen & Overy LLP and held senior roles at WPP plc and Nomura International plc. She also serves as the Chief Risk Officer for Smith+Nephew.

Nationality:      British

Location: Watford, UK

Executive Committee

The Executive Committee of Smith+Nephew is responsible for leading the Company and executing on its strategy.

Smith+Nephew Annual Report 2022	89

Division of responsibilities

Roles and composition of the Board

Chair	Senior Independent Director

Roberto Quarta

–
Responsible for the effective leadership and operation of the Board and for facilitating the review of its composition, effectiveness and development.
–
Promotes effective board relationships, encouraging constructive challenge and facilitating effective communication between Board members and supporting a culture of openness, challenge and debate.
–
Ensures that the Board understand the views and needs of the Company’s stakeholders and facilitates effective communication and dialogue, whilst maintaining an appropriate balance between stakeholders.
–
Leads relations with shareholders in order to understand their views on governance and performance against strategy
–
Responsible for promoting high standards of governance by the Board and its Committees.

The Chair achieves this through effective chairing of Board meetings; setting a board agenda which focuses on strategy, performance, value creation, risk management, culture, stakeholders and accountability; enabling an annual review of Board effectiveness; holding discussions with Board members both inside and outside the boardroom and ensuring appropriate Board induction and development programmes are in place.

Marc Owen

–
Acts as a sounding board for the Chair and as an intermediary for other Directors and stakeholders as necessary.
–
As a member of the Nomination & Governance Committee, leads the Board evaluation process and search for Chair and Independent Non-Executive Directors to ensure effective succession.
–
Acts as an alternative contact for stakeholders to raise concerns (in addition to Chair and senior management).

Independent Non-Executive Directors

Erik Engstrom, Jo Hallas, John Ma,
Katarzyna Mazur-Hofsaess, Rick Medlock,
Angie Risley and Bob White

–
Comprise more than half of Board membership in order to meet the independence criteria set out in the 2018 Code.
–
Ensure that no individual/small group can dominate the Board’s decision making.
–
Provide constructive challenge, give strategic guidance, offer specialist advice and hold executive management to account.

Chief Executive Officer	Chief Financial Officer	Company Secretary

Deepak Nath

–
Responsible for delivering and implementing Group strategy and management of the organisation as a whole. Provides information and participates in Board discussions regarding Group management and operational matters.
–
Leads the Executive Committee and ensures its effectiveness in managing the overall operations and resources of the Group.
–
Sets tone at the top with regard to culture, compliance and sustainability matters.
–
Ensures the Chair and Board are updated regularly regarding key matters and maintains relationships with shareholders, advising the Board accordingly.

Anne-Françoise Nesmes

–
Supports the Chief Executive Officer in developing and implementing Group strategy.
–
Responsible for ensuring effective financial reporting, investor relations, tax, treasury and financial controls are in place within the Group.
–
Provides information and participates in Board discussions regarding financial matters.
–
Leads global finance function, developing key finance talent and succession planning.

Helen Barraclough

–
Supports the Chair and ensures Board members have access to the information required to perform their duties.
–
Advises the Board on legal and corporate governance matters and supports the Board in applying the 2018 Code and complying with UK listing obligations, and other statutory and regulatory requirements.
–
Provides a channel for Board and Committee communications and a link between the Board and management.

Non-Financial Reporting Regulations

In accordance with the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016 information can be found on the following pages of this 2022 Annual Report relating to the environment (pages 48–68 of this report and the 2022 Sustainability Report), social (pages 48–53 of this report and the 2022 Sustainability Report), anti-corruption and anti-bribery matters (page 53), employees (pages 48–53) and human rights (page 53).

90	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

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

Management of conflicts of interest

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 21 February 2023.

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

Bob White is President of the Medtronic Medical Surgical Portfolio at Medtronic plc, a situation which the Board has identified and duly authorised as potentially giving rise to a conflict of interest. Mr White is recused from any matters discussed at a meeting of the Board or of a Board Committee which the Board or relevant committee consider may pose a potential conflict.

Outside directorships

We encourage our Executive Directors to serve as Non-Executive Directors of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director.

Anne-Françoise Nesmes is a Non-Executive Director of Compass Group plc which is listed on the London Stock Exchange.

Re-appointment of Directors

In accordance with the 2018 Code, all Directors offer themselves to shareholders for re-election annually, except those who are retiring immediately after the Annual General Meeting. Each Director may be removed at any time by the Board or the shareholders.

Board support

Together with the Chief Executive Officer and the Group General Counsel and Company Secretary, the Chair ensures that the Board is kept properly informed. Each Director has access to the Group General Counsel and Company Secretary, who helps to ensure that Board procedures and good corporate governance practices are followed. Directors are permitted to take independent professional advice at the Company’s expense if required in order to enable them to fulfil their duties.

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

Purchase of ordinary shares

In December 2021, we announced an updated capital allocation policy to prioritise the use of cash. The 2022 share buyback programme commenced on 23 February 2022 and $150 million was completed by 12 August 2022. As macroeconomic conditions continued to be uncertain, including higher input cost inflation, the Board decided it was prudent to delay further buybacks until conditions improved. We remain committed to returning surplus cash to shareholders over time.

Smith+Nephew Annual Report 2022	91

Division of responsibilities continued

Corporate governance framework

Our Board

The Board is accountable to shareholders for the performance and long-term sustainable success of the Company. It approves the strategy of the Group, evaluates and monitors the management of risk, and oversees the implementation of the strategy in order to achieve sustainable growth. The Board delegates certain matters to the Audit, Remuneration, Nomination & Governance and Compliance & Culture committees which support the Board in carrying out its responsibilities. Full details of the Matters Reserved to the Board can be found on the Company’s website.

www.smith-nephew.com

Audit Committee

Ensures the integrity of the Company’s
financial reporting, systems and controls.

Oversight of risk management process.
Reviews and monitors climate change
disclosures and related ESG financial
reporting obligations.

Ensures effectiveness of internal and
external audit functions

Compliance & Culture Committee

Reviews and monitors and has
oversight of ethics and compliance, quality
and regulatory, culture, sustainability matters
and metrics, stakeholder relationships and
related legal matters across the Group.

Remuneration Committee

Determines Remuneration Policy
and packages for Executive Directors
and senior management, having regard
to pay across our workforce.

Ensures reward strategy aligns with our
purpose, values and long-term strategy.

Finance & Banking Committee

A Committee comprising senior executives
which approves banking and treasury matters,
guarantees and Group structure changes
relating to mergers, acquisitions and disposals.

Nomination &
Governance Committee

Reviews size, skills, experience, knowledge
and composition of the Board, succession
planning, diversity and governance matters.

Disclosure Committee

A Committee comprising senior executives which
oversees and approves public announcements
and communications to investors and
Stock Exchanges. Reviews communications
and reporting requirements in respect
of market sensitive information.

Executive Committee

The Board delegates the day-to-day operational management and implementation of Group strategy to the Chief Executive Officer and Executive Committee (see page 89). The Executive Committee recommends, and following Board approval, implements strategy, budget and three-year strategic plan within the Group. It ensures cross-functional alignment in order to deliver on strategy and reviews major investments, divestments and capital expenditure proposals. The Executive Committee also focuses on people and organisational culture, reviewing recruitment, attrition and development initiatives within the Company and developing and monitoring succession planning and talent pipeline below Board level.

The Executive Committee meets at least 10 times per year to review commercial and operating results against budget, key initiatives, KPIs and performance metrics aligned to deliver Group strategy.

The Executive Committee forms subcommittees including those listed below:

Group Ethics & Compliance Committee	ESG Operating Committee	Mergers & Acquisitions Investment Committee	Global Benefits Committee	Health, Safety & Environment Committee

Quarterly Business Review and Franchise/ Function/Regional Leadership Team Meetings	Global Crisis Management Team	New Product Development Committee	Inclusion, Diversity and Equity Council	Security and Privacy Steering Committee

92	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Board and Committee attendance

		Board	Audit	Remuneration	Nomination & Governance	Compliance & Culture
Total meetings	Appointed	7	8	8	6	4
Roberto Quarta[1]	December 2013	7/7	–	7/8	5/6	–
Roland Diggelmann[2]	March 2018	1/1	–	–	–	–
Deepak Nath[3]	April 2022	6/6
Erik Engstrom	January 2015	7/7	8/8	–	6/6	–
Robin Freestone[4]	September 2015	5/5	6/6	7/7	5/5	–
John Ma5	February 2021	6/7				4/4
Katarzyna Mazur-Hofsaess	November 2020	7/7	–	–	–	4/4
Rick Medlock	April 2020	7/7	8/8	–	–	–
Anne-Françoise Nesmes	July 2020	7/7	–	–	–	–
Marc Owen[6]	October 2017	7/7	8/8	–	6/6	4/4
Angie Risley[7]	September 2017	7/7	–	8/8	2/2	4/4
Bob White	May 2020	7/7	–	8/8	–	4/4
Jo Hallas[8]	February 2022	7/7	3/3

1	Due to unforeseen travel disruption, Roberto Quarta was prevented from attending the July 2022 Remuneration and Nominations & Governance Committee meetings.
2	Roland Diggelmann stepped down as Chief Executive Officer and Executive Director with effect from 31 March 2022.
3	Deepak Nath has been appointed as the Company’s new Chief Executive Officer (CEO) with effect from 01 April 2022.
4	Robin Freestone stepped down as Senior Independent Director and as a Non-Executive Director with effect from 30 September 2022.
5	Due to prior commitments, John Ma was not in attendance at the 27 April Board meeting however, he gave his comments to the Chair before the meeting.
6	Marc Owen has been appointed as Senior Independent Director with effect from 30 September 2022.
7	Angie Risley joined the Nominations & Governance Committee on 1 September 2022.
8	Jo Hallas joined the Audit Committee on 1 September 2022.

Smith+Nephew Annual Report 2022	93

Division of responsibilities continued

Board activities

The following pages provide an overview of the key topics reviewed, monitored, considered and debated by the Board in the year to 31 December 2022.	Group Purpose and Culture	Strategy and transformation

  Employees

  Compliance & Culture

Committee report

– Reviewing and monitoring Group strategy in alignment to the Purpose of Life Unlimited and culture pillars of Care, Collaboration and Courage.

– Monitoring and ensuring the scope and focus of strategic projects and initiatives support the Group’s purpose and culture pillars.

– Review of Sustainability strategy, climate related disclosures and key performance metrics.

– Review of initiatives to support employee wellbeing including further improvement of the employee assistance programme.

– Review of initiatives to strengthen and embed Inclusion, Diversity and Equity throughout the Group, including receiving reports on engagement with employee interest groups at Board listening sessions.

– Review of initiatives to increase manager competencies and capabilities at the Compliance & Culture Committee meetings.

  Letter from the Chair

  Financial Review

– Setting priorities for capital investment across
the Group.

– Reviewing and monitoring progress
against the 12-point plan and related metrics
in support of the Group strategy.

– Approving annual budget, financial plan,
three-year strategic plan.

– Approving major borrowings and
finance and banking arrangements.

– Issuance of debut €500 million EUR
Corporate Bond.

– Repayment of €757 million of EUR bank
term loans and $125 million of private
placement debt.

– Approving changes to the composition
of the Board, its Committees and
the Executive Committee.

– Approving Group policies relating
to sustainability, health and safety,
Code of Conduct and Code of
Share Dealing and other matters.

Transform

Strengthen

Accelerate

Transform

Accelerate

Strengthen

94	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Performance	Stakeholders	Risk

Compliance & Culture Committee report	Our stakeholders	Risk report
Audit Committee report	Engaging with Stakeholders	Risk management programme

– Reviewing performance against strategy, budgets and financial and business plans.

– Approving half-year, full-year and trading updates.

– Strategic deep dives on global and regional franchise plans in Orthopaedics, Sports Medicine & ENT and Advanced Wound Management aligned to 12-point plan initiatives and broader long-term strategic initiatives.

– Monitoring Group operations updates and response to external and internal challenges in line with 12-point plan key metrics and deliverables.

– Determining the dividend policy and dividend recommendations.

– Overseeing succession planning at Board and senior management level.

– Approving the appointment and removal of the External Auditor on the recommendation of the Audit Committee.

– Approving significant changes to accounting policies or practices.

– Approving the use of the Company’s shares for the Company’s Share Plans.

– Review of performance and return on investment of acquisitions and integration planning.

– Review of global innovation pipeline and product portfolio with a focus on differentiation and delivery for our customers, patients and stakeholders.

– Continuing review and monitoring of impact of external factors such as inflation, supply constraints and localised lockdowns on ability to deliver on strategic objectives.

– Overseeing and maintaining relationships with stakeholders including employees, customers, suppliers, investors, regulators and governments. Further details of Board interactions with stakeholders can be found on pages 111–115.

– Review of gender pay gap data and reporting.

– Reviewing investor perspectives with external analysts in September and December 2022.

– Reviewing Gallup results.

– Reviewing Management Talent Pipeline and Succession Planning.

– Engaging with shareholders throughout the year on key issues such as strategy and operational performance, governance and succession planning with a focus on chair succession and ESG and related governance matters.

– Reviewing the fees of the Non-Executive Directors.

– Overseeing the Group’s risk management programme and related processes. See pages 69–77 for further details.

– Evaluation of risk with regard to initiatives within the 12-point plan.

– Review of the risk register and annual review of the Board appetite for risk.

– Review and approval of Principal Risks of the Group.

– Ongoing consideration of key risks within all Board discussions including impact of inflation, ESG considerations and reporting requirements, investment in IT and workforce engagement.

– Discussion at Board and Committee meetings on key topics including the potential impact of cybersecurity attacks and breaches in the current geopolitical context, regulatory changes, supply chain disruption, global talent outlook and post pandemic constraints and trends.

Our Investor presentations are available to download on our website
www.smith-nephew.com

Smith+Nephew Annual Report 2022	95

Composition, succession and evaluation

Board effectiveness review

The Board effectiveness review in 2022 was conducted internally by the Senior Independent Director Marc Owen supported by the Company Secretary. Mr Owen reviewed the results of the internal Board Evaluation conducted by Robin Freestone in 2020 and the external review conducted by Dr Tracy Long in 2021. Mr Owen spoke with Non-Executive Directors, the Chair and CEO in one-to-one discussions in November 2022 prior to summarising his findings which he presented to the Board for discussion in December 2022.

Mr Owen noted that 2022 has seen a period of significant change for the Company. Against a backdrop of external and internal operational challenges and share price performance, the Company has been through a CEO transition, SID transition and will undertake an upcoming Chair transition. He noted that this creates a Board environment where there is a shared urgency to see measurable improvements in performance whilst recognising that leadership needs time to effect lasting positive change.

The evaluation demonstrated the view that overall the Board operates effectively and that post pandemic the opportunity to meet in person and spend time informally with other Board members has been widely welcomed. It was felt that the Company, under new leadership, has a renewed energy and all Board members are anxious to support the actions being taken to improve performance. Feedback on Board mechanics was positive, with the number and duration of meetings being highly rated, the induction process positively regarded, and Board succession planning working well.

During the 2021 review, enhanced collaboration between Executive and Non-Executive Directors was highlighted as being an area for further development. As part of the 2022 Evaluation discussion, the Board continued to challenge themselves in terms of discussing the best way to constructively support and build trust with management and how best to focus on longer-term strategies to create shareholder value for the Company.

As a result of the internal evaluation, the Board has agreed the following actions for the next 12 months:

Actions identified Management talent development – assess long-term approach to internal talent development and the Board’s role in supporting this process.

Actions Proposed/Taken

In 2022, the Board undertook an external evaluation and review of the CEO profile and internal talent succession in order to understand the strategic and operational needs and requirements of the Company and the desire to build an internal talent pipeline.

External perspectives to inform Board discussions, with more information on industry trends and competitors.	As part of the 2023 Yearly Planner, sessions and speakers with external perspectives are planned covering the medical devices regulatory environment, ESG and customer views on the Company.

Focus on longer-term strategic value and management support.	Emphasis at each Board meeting on constructive support and building trust and focusing on longer-term strategy.

The areas for attention identified in the 2021 review externally facilitated by Dr Tracy Long, have been addressed as follows:

Actions identified Focus on enhancing communication between the Board and management team between meetings, to develop a shared purpose.	Action taken Informal Monthly Board Meetings were established as regular touchpoints for the Board to communicate and hear from the Chief Executive Officer and the Chief Financial Officer directly.

Commence the search for a new Chair to replace Roberto Quarta, who will complete nine years’ service at the end of 2022.

The Senior Independent Director led an extensive search, Rupert Soames OBE to be appointed as Non-Executive Director and Chair Designate with effect from 26 April 2023, subject to shareholder approval.

Ensure that Executive succession planning is discussed more frequently by the Board.

The Board skills and composition matrix was discussed at Nomination & Governance Committee in July 2022 and circulated to the full Board for review. The matrix outlines tenure, skills and succession planning relating to a number of core metrics, which include the key areas on which the Board is required to report.

The reviews in 2023 and 2025 will be facilitated internally and led by the Senior Independent Director, supported by the Company Secretary. The 2024 review will be facilitated externally.

96	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Board development

Timeline 2022

December

– Interactive session with external expert on macro factors likely to impact global markets and within the healthcare industry in 2023 and beyond.

– Strategy review session with all key franchise leads and senior management to deep dive into key metrics for the 12-point plan and longer term plans for each global and regional franchise.

September

– Board listening session with teams at manufacturing sites in Memphis, US.

– Site visit to manufacturing facilities in Memphis and the Power of One tour which provided an exhibition of Robotics and Real Intelligence strategy, innovation pipeline and differentiated sales and marketing strategies.

May

– Site visit to Hull for Jo Hallas and Rick Medlock to meet with AWM Marketing Franchise leads, new Operations leadership, the Melton site project team and groups of key employees.

Board development programme

Our Board development programme is directed to the specific needs and interests of our Directors. We focus the development sessions on facilitating a greater awareness and understanding of our business and stakeholders rather than formal training in what it is to be a Director. In 2022, we were able to resume in person visits and sessions within our Smith+Nephew facilities. Jo Hallas and Rick Medlock visited the Hull site in May which focused on our AWM business. Board members heard from the AWM global marketing team, the new Operations management team at the site and heard more about the Melton site project and other key initiatives. Board members were also able to tour the manufacturing facility and engage in discussions with the R&D team and other key employees during the visit.

In September, prior to the full Board meeting, various Smith+Nephew sites in Memphis hosted the Board including the Brooks Road manufacturing facility and Appling Road. The Board also attended the Power of One exhibition where Board members were shown current products and our innovation pipeline, enhancing understanding of the differentiated offering through procedural selling within Orthopaedics and Sports Medicine.

We have also continued to provide our Directors with both virtual and physical opportunities to understand the business better as follows:

– At our Board meeting in September, our Chief R&D Officer, Vasant Padmanabhan and his R&D team presented on the global product innovation strategy across each of our franchises and our differentiated product pipeline demonstrating the future of innovation.

– Members of our Compliance & Culture Committee have held a number of Board/employee listening sessions both physically and virtually, where they have talked with employees and heard from them their views on what it means to work for Smith+Nephew. These sessions are discussed in more detail on pages 110 and 112.

The Chair regularly reviews the development needs of individual Directors and the Board as a whole.

Induction for new Directors

During 2022, we implemented induction programmes for our CEO Deepak Nath who joined on 1 April 2022 and for Jo Hallas who had recently joined as a Non-Executive Director.

These programmes were tailored to their individual skills and experiences, and their roles on the Board. These induction programmes included:

– One-to-one meetings with senior executives to understand the roles played by our senior employees and specifically how we do things at Smith+Nephew.

– Meetings with our external advisers including brokers, external counsel, remuneration consultants and auditors, to explain the legal and regulatory background to their role on our Board and how these matters are approached at Smith+Nephew.

– Strategic presentations and site visits which were tailored to Executive and Non-Executive needs respectively in order to provide a strong foundation to learn about the organisation, its history, current and future opportunities and challenges and to give Board members an opportunity to ask questions and interact with our wider workforce.

Smith+Nephew Annual Report 2022	97

Composition, succession and evaluation continued Nomination & Governance Committee report Roberto Quarta Chair of the Nomination & Governance Committee

Membership

Responsibilities of the Nomination & Governance Committee

Board composition

-
Reviewing the size and composition of the Board.
-
Overseeing Board succession plans.
-
Recommending the appointment of Directors.
-
Monitoring Board diversity.

Corporate governance

-
Overseeing governance aspects of the Board and its Committees.
-
Overseeing the review into the effectiveness of the Board.
-
Considering and updating the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.
-
Monitoring external corporate governance activities and keeping the Board updated.
-
Overseeing the Board Development Programme and the induction process for new Directors.

In 2022, the Committee held six meetings together with a number of informal updates for Committee and Board members, which reflects the increased focus on Board succession planning including the Chair succession and search process. In addition to members of the Committee, the Company Secretary and Chief Executive Officer also attended these meetings as appropriate.

The following matters and actions were undertaken by the Committee in 2022:

-
Recommended the appointment to the Board of the Chief Executive Officer, Deepak Nath, effective 1 April 2022. The Board has been impressed and encouraged with the speed at which Deepak has engaged with and developed a deeper understanding of the business and the urgency with which the 12-point plan has been developed, implemented and communicated both internally and externally aligned with our Strategy for Growth.
-
Engaged with shareholders in relation to the chair search process.
-
Continued to review the composition of the Board and its committees to ensure alignment with the Company’s strategic objectives and culture pillars and with the developing external regulatory environment.

	Member	Meetings
	from	attended
Roberto Quarta (Chair)[1]	April 2014	5/6
Erik Engstrom	April 2019	6/6
Robin Freestone[2]	April 2019	5/5
Marc Owen	March 2020	6/6
Angie Risley[3]	September 2022	2/2

Our focus for 2023 will include:

-
Search for Non-Executive Director to replace Erik Engstrom following completion of his 9 year tenure, in addition to the proposed replacement for Robin Freestone.
-
Continuous review of Board composition to ensure alignment with the Company’s strategic objectives and culture pillars.
-
Continued oversight of succession planning below Board level.

www.smith-nephew.com/investor-centre/about-us/governance/corporate-documents-and-policies/terms-of-reference/

The Terms of Reference for the Nomination & Governance Committee describe the role and responsibilities of the Nomination & Governance Committee more fully and can be found on our website.

1
Due to unforeseen travel disruption, Roberto Quarta was prevented from attending the July 2022 Committee meeting.
2
Robin Freestone stepped down as a member of the Committee on 30 September 2022.
3
Angie Risley joined the Committee with effect from 1 September 2022.

98	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

-  Reviewed and approved the updated Board Skills Composition Matrix (please see table on page 100) which sets out the tenure, skills, competencies and diversity of the Board to enable effective succession planning for Non-Executive and Executive Directors.

-  Following Robin Freestone’s decision to step down as Senior Independent Director and member of the Nomination & Governance and Audit Committees, it was recommended that Marc Owen be appointed as Senior Independent Director in light of his skills, competencies and knowledge of the Company, the industry in which it operates and his commitment to best practice in terms of corporate governance.

-  Strengthened the Nomination & Governance Committee with the appointment of Angie Risley and the Audit Committee with the appointment of Jo Hallas in September 2022 to add diversity of perspective.

-  Circulated and discussed a refreshed CEO profile with a view to succession planning in respect of both internal and external candidates, taking into account the challenges and opportunities facing the Company, the skills and expertise likely to be required by the Board in the future and the benefits of diversity in its widest sense.

-  Monitored the changes to the organisational structure and approved changes to key leadership roles. Individual Directors have acted as a sounding board for the executive team when considering succession plans in key areas.

-  Discussed succession plans with management for executives below Board level. These plans included consideration of diversity in the executive pipeline. Page 89 gives details of the members of the Executive Committee, 40% of whom are female, one of whom is of African heritage and one of Asian ethnicity. The Committee will continue to monitor diversity in the executive pipeline.

-  Conducted a mid year review of conflicts of interest in order to review and ensure the continued independence of the Non-Executive Directors.

-  Reviewed the governance of the Board and its Committees, approving the Terms of Reference of the Board Committees and the Matters Reserved to the Board.

-  Led by the Senior Independent Director, ensured oversight of the internal Board Evaluation process and recommended follow-up actions to the Board following the Evaluation review in December 2022.

Chair and Non-Executive

Director search

Following Robin Freestone’s departure, Marc Owen drove the continued search for our new Chair. Russell Reynolds[1] was appointed as search agent to progress the Chair search at pace, ensuring that we were presented with a diverse set of candidates for consideration. The Committee recommended and the Board aligned on three core characteristics required for the new Chair: (i) a proven track record of demonstrating creation and delivery of shareholder value; (ii) a strong background in governance, ideally within a UK FTSE environment; and (iii) the ability to support and develop the Chief Executive Officer, either through previous CEO experience or through development of a CEO as part of a Board role.

The Committee also considered the criteria of healthcare industry experience and corporate finance experience but the search was focused on finding a Chair who demonstrates performance ethic and track record, UK governance experience and CEO development. In advance of finalising the shortlist of candidates for the new Chair, Marc Owen engaged with shareholders on the proposed criteria which resonated well with the consultation group based on feedback received.

After an extensive search, it was announced on 17 February 2023 that subject to shareholder approval, Rupert Soames will be appointed to the Board as a Non-Executive Director and Chair-designate at our AGM and will join the Nomination & Governance and Remuneration Committees upon appointment. In order to ensure a smooth transition to Rupert, Roberto Quarta has agreed to remain as Chair until 15 September 2023 and will put himself forward for re-election at the AGM on this basis.

Diversity

The Committee believes that a balanced, diverse Board is stronger and better equipped to consider the risks, opportunities and challenges facing the Company, understanding the views of all stakeholders, including our shareholders, in order to reach decisions which take into account a wider range of perspectives. The aim is for the Board to have a wide range of backgrounds, skills and experiences and value a diversity of outlook, approach and style in Board members. The Committee believes the Board’s composition gives us the necessary balance of diversity, skills, experience, independence and knowledge to ensure continued efficiency in running the business and delivery of sustainable growth.

In order to ensure that the Board remains diverse and that members have the skillsets to support and deliver shareholder value as the business evolved, the Committee analyses the skills and experiences required on an ongoing basis against the skills and experiences of the Board using the matrix on page 100. The Committee review this matrix regularly to ensure that it is refreshed to meet the changing needs and strategic and operational imperatives of the Company.

Diversity is not simply a matter of gender, ethnicity, social or other measurable characteristics. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical competence on governance and regulatory matters to understanding the business in which we operate and the needs of our stakeholders. It needs some members with a long corporate memory and others who bring new insights from other fields. To perform effectively, the Board needs to be both supportive and challenging. When selecting new directors for the Board, the Committee looks for members with suitable professional backgrounds, who provide new perspectives. The Committee will continue to appoint Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender, ethnicity or any other diversity measure. The diversity statement is located on our website: www.smith-nephew.com/en/about-us/corporate-governance/diversity-statements.

Helping an athlete back to competing

1     Russell Reynolds was also selected by the Company in
2022 to act as agent for two other senior management
search processes.

Helping an athlete back to competing

Smith+Nephew Annual Report 2022	99

Composition, succession and evaluation continued
Nomination & Governance Committee report continued

Board and Leadership
Succession Planning

In order to support the Company to meet its strategic objectives, the Committee has aimed to strengthen the capabilities of the Board in terms of skills, composition and diversity and have appointed Board members with industry specific knowledge and broad geographical experience. The Committee has also sought to enhance the induction programmes for new Board members who had joined during the pandemic through site visits, listening sessions and focused Board sessions relating to strategic and macroeconomic matters.

Succession planning is a key focus for the Board from both a leadership and governance perspective. The Board composition and skills matrix feeds into a formal rolling succession plan for Directors. The Committee starts board recruitment well ahead of retirements, understanding the competitiveness of the market. Priorities for recruiting and succession planning include the ability to respond to evolving strategic imperatives for the company, adding and enhancing Board skills including in the areas of healthcare sector perspectives, operational experience and ESG and enhancing diversity in the boardroom.

The Committee has also worked with an independent third party to review the profile of the Chief Executive Officer role and has developed a profile focused on the skills required to lead the business moving into the future. The Committee also focused on development for leaders to ensure that the potential internal pipeline of candidates is strengthened.

Russell Reynolds, a third party search agent, has been appointed to find a candidate with the requisite financial skills and experience to provide support to the Board and particularly to Rick Medlock on the Audit Committee following Robin Freestone’s departure. The Board will provide an update on this search process once a recommendation has been considered and approved.

Board gender diversity 63.7% male 36.3% female

FTSE 350 companies to have at least one woman in the Chair or Senior Independent director role on the Board, and/or one woman in the Chief Executive or Finance Director role in the company by the end of 2025.

Year achieved 2020 Anne-Françoise Nesmes was appointed Chief Financial Officer in July 2020.

Board nationality • American 3 • British 3 • German/Polish 1 • Swedish 1 • British/American 1 • British/French 1 • American/Italian 1				Board ethnicity • Ethnic Minority 2 American • White American 1 • White European 6 • White American/ 2 European
Board tenure • Under 12 months 2 • 1–3 years 5 • 4–8 years 3 • >9 years 1
Skills and experience matrix
	CEO	Financial	International	Healthcare/ Medical Devices	Emerging Markets	UK Governance	Remuneration
Roberto Quarta	•		•		•	•	•
Deepak Nath			•	•	•
Anne-Françoise Nesmes		•	•	•	•	•
Erik Engstrom	•		•			•	•
Jo Hallas	•		•		•	•	•
John Ma	•		•	•	•
Katarzyna Mazur-Hofsaess			•	•	•
Rick Medlock		•	•			•	•
Marc Owen	•		•	•
Angie Risley						•	•
Bob White			•	•	•		•

During 2022, the Board has benefitted from the diversity of experience, background and global and regional expertise of its members. As a new Chair takes the reins, the Board will continue to evaluate the requirements of a Company which is dual listed on the London and New York Stock Exchanges with its focus on key priority markets.

The balance on the Board of strong industry knowledge and experience with a solid appreciation of the UK environment will enable the Board to continue to support and challenge effectively in the years to come.

100	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Audit, Risk and Control

Audit Committee report
Rick Medlock Chair of the Audit Committee

Membership*

Responsibilities of
the Audit Committee

The Committee’s key roles are to:

–

Ensure the integrity of the Company’s financial reporting to shareholders and any announcements relating to the Group’s financial performance.

–

Ensure financial statements comply with UK and US statutory requirements.

–

Review the content of the Annual Report and Accounts and advise the Board on whether, taken as a whole, it is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

–

Monitor the effectiveness of internal controls and compliance with the 2018 UK Corporate Governance Code and the SOX Act.

–

Ensure the effectiveness of the internal audit function, agree audit plans and consider outcomes of internal audits.

–

Review the operation of the Group’s risk management framework.

–

On behalf of the Board, carry out a robust assessment of the principal and emerging risks facing the Group.

–

Ensure the effectiveness of the external audit function, agree the scope of the audits (including materiality thresholds and areas of risk for focus) and the auditor’s fees and terms of engagement.

–

Consider any reported frauds and any concerns raised by the Company’s whistleblowing process.

–

Oversee other matters, including cybersecurity, IT governance, ESG, tax and treasury.

The Committee met eight times during the year, with meetings timed to coincide with the financial and reporting cycles of the Company. In addition the Committee met with both the Company’s external auditor and Group Head of Internal Audit without management present.

During 2022, outside of the routine matters undertaken by the Committee (as set out in its Terms of Reference), the Committee has focused on the following matters:

–

Monitored progress on and enhancement of our ESG reporting plan including TCFD.

–

Continued oversight of the governance and maturity plan for our IT framework and controls.

–

Implemented the recommendations from the external review of the Internal Audit function that was carried out in 2021.

–

Carried out a deep dive on information security and cyber resilience.

The Committee also accelerated the audit tender process, which resulted in Deloitte being recommended to the Board as the Company’s new auditors, effective from 1 January 2024. Information on the tender process can be found on page 104 of my report.

	Member from	Meetings attended
Rick Medlock (Chair)[1]	April 2020	8/8
Erik Engstrom	January 2015	8/8
Robin Freestone[2]	September 2015	6/6
Marc Owen	October 2017	8/8
Jo Hallas[3]	September 2022	3/3

Our focus for 2023 will include:

–

Monitoring ESG and TCFD reporting.

–

Continued oversight of risk management process.

–

Monitoring of Cybersecurity controls.

–

Supporting the transition of the external auditors.

–

Ensuring that we review and consider all UK governance changes following the establishment of Audit Reporting and Governance Authority (ARGA).

  www.smith-nephew.com

The Terms of Reference of the Audit Committee describe the role and responsibilities more fully and can be found on our website.

1

Designated financial expert under the SEC Regulations or recent and relevant financial experience under the UK Corporate Governance Code.

2

Robin Freestone stepped down as member of the Committee on 30 September 2022.

3

Jo Hallas joined the Audit Committee on 1 September 2022.

*

All members of the Committee are deemed to be independent Directors.

The Committee has satisfied itself that the Smith & Nephew plc 2022 annual report and accounts is fair, balanced and understandable. The Committee therefore supports the Board in making its formal statement on page 147.

Smith+Nephew Annual Report 2022	101

Audit, Risk and Control continued

Audit Committee report continued

Significant matters related to the financial statements

We considered the following key areas of judgement in relation to the 2022 financial statements and at each half year and quarterly trading report, which we discussed in all cases with management and the External Auditor:

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management estimation of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products.

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 21% at 31 December 2022 (2021: 21%). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

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

Our action

As members of the Board, we receive regular updates from the Group General Counsel & Company Secretary. These updates form the basis for the level of provisioning. The Group carries a provision relating to potential liabilities arising on its portfolio of metal-on-metal hip products of $239 million as of 31 December 2022. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions including the number of claimants and projected value of each claim. The provisions for legal matters have decreased by $56 million during the year, primarily due to utilisation of the metal-on-metal provision. We have determined that the proposed levels of provisioning at year end of $264 million included within ‘provisions’ in Note 17.1 in 2022 (2021: $320 million) were appropriate in the circumstances.

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

Our action

We reviewed management’s reports on the key assumptions with respect to goodwill and acquisition intangible assets – particularly the forecast future cash flows and discount rates used to make these calculations. We had a particular focus on goodwill impairment testing for the Orthopaedics CGU as the level of headroom has decreased and is sensitive to a reasonably possible change in assumptions. We challenged the downside sensitivity analyses undertaken. We concluded that the carrying value of these assets is appropriately supported by the cash flow projections. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.

102	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Other matters related to the financial statements

As well as the identified significant matters, other matters that the Audit Committee considered during 2022 were:

Going concern

The impact of a global economic recession has been considered as part of the adoption of the going concern basis in these financial statements. We reviewed three-year projections as part of the Group’s Strategic Plan, and also more detailed cash flow scenarios to 30 March 2024 for going concern purposes and concurred with management that the continued adoption of the going concern basis is appropriate.

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

We noted The Financial Reporting Council (FRC) included the Group’s financial statements for the year ended 31 December 2021 in their selection for the thematic review of companies’ disclosures relating to deferred tax assets. The FRC completed a limited scope review of the Group’s 2021 Annual Report and, based on their review, the FRC has not raised any questions to date with the Group.

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

Since the year end

Since the year end, we have also reviewed the results for the full year 2022, Annual Report and Accounts for 2022, and have concluded that they are fair, balanced and understandable. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 14–15, risks and the key performance indicators and their link to the strategy.

External auditor

Independence of external auditor

Following a competitive tender in 2014, KPMG was appointed external auditor of the Company in 2015. We are satisfied that KPMG is fully independent from the Company’s management and free from conflicts of interest. Our Auditor Independence Policy, which ensures that this independence is maintained, is available on the Company’s website.

We believe that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded. The policy also governs our approach when we require our external auditor to carry out non-audit services, and all such services are strictly governed by this policy.

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. Paul Nichols was appointed as our senior lead audit partner on 1 January 2022.

The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority (CMA) Order 2014.

Effectiveness of external auditor

We conducted a review into the effectiveness of the external audit as part of the 2022 year-end process, in line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Board in the UK and determined that we were satisfied with the audit quality provided by KPMG.

The Audit Committee regularly receives feedback from KPMG, including at each meeting where management present their summary of critical accounting estimates as at each quarter end.

Overall therefore, we concluded that KPMG had carried out their audit for 2022 effectively.

The Audit Committee continues to review the effectiveness of the external auditor, KPMG.

Appointment of external auditor at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 26 April 2023 proposing the re-appointment of KPMG as the Company’s auditor and authorising the Board to determine its remuneration, on the recommendation of the Audit Committee in accordance with the CMA Order 2014.

Smith+Nephew Annual Report 2022	103

Audit, Risk and Control continued

Audit Committee report continued

Audit Tender

KPMG has been our auditors since 2015 and during the year we recommended to the Board that the audit tender process be accelerated with a view to appointing new auditors from 1 January 2024. As well as KPMG, two other firms were invited to submit tenders. The audit tender process was led by me as Chair of the Audit Committee and a robust process was carried out.

We had a common set of criteria for evaluating the proposals including:

–

Audit approach and quality.

–

The lead partner and their audit team.

–

Sector experience.

–

Approach to resolving issues or matters of judgement.

–

Transition plans.

–

Use of technology.

The proposals presented by the firms were subject to detailed evaluation and discussion which enabled us to recommend to the Board the appointment of Deloitte as the preferred new auditor. The Board endorsed this recommendation. Deloitte will begin transitioning in 2023 and become auditors from 1 January 2024, subject to shareholders’ approval at the Annual General Meeting in 2024.

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

Any pre-approved aggregate, individual amounts up to $25,000 may be authorised by the Group Treasurer and SVP Group Finance respectively and amounts up to $50,000 by the Chief Financial Officer. Any individual amount over $50,000 must be pre-approved by the Chair of the Audit Committee. If unforeseen additional permitted services are required, or any which exceed the amounts approved, again pre-approval by the Chair of the Audit Committee is required.

The following reflects the non-audit fees incurred with KPMG in 2022, which were approved by the Chair of the Audit Committee.

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

During the year, the team completed 35 risk-based audits and reviews across the Group. These included: financial controls effectiveness reviews across the EMEA, APAC, US and LATAM regions; IT and various programme assurance reviews ranging from end user computer security to IT controls effectiveness; and an ERP pre-implementation review in Malaysia. Group-level reviews included enterprise risk management effectiveness, data privacy controls, ESG governance, capital expenditure controls, shared services operations and fraud risk management effectiveness. Key issues noted during reviews included the need for all documentation relating to controls operation to be stored in the central repository. Management has taken swift action to implement Internal Audit’s recommendations. The team was able to travel to a number of locations, following the relaxing of Covid-related restrictions and there was continued use of data extraction and analysis techniques during all work.

	2022 $ million	2021 $ million
Audit-related services	0.4	0.1

Audit related fees in 2022 primarily consist of routine services provided in respect of the EUR bond issue and was deemed by the Committee not to infringe auditor objectivity or independence. The ratio of non-audit fees to audit fees for the year ended 31 December 2022 is 0.04. The ratio of non-audit fees to audit fees for the year ended 31 December 2021 was 0.01.

Full details are shown in Note 3.2 to the Notes to the Group accounts.

Audit fees paid to the auditor

Fees for professional services provided by KPMG, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

	2022 $ million	2021 $ million
Audit fees	9.4	7.5
Audit-related fees	0.4	0.1
Total	9.8	7.6

104	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

rn

The function carries out its work

in accordance with the standards and guidelines of the Institute of Internal Auditors. Its performance is annually assessed using a structured questionnaire, allowing non-executive, executive and senior management, plus the external auditor, to comment on key aspects of the function’s performance. In addition, Grant Thornton carried out an evaluation of the function and concluded that it was operating effectively. The Audit Committee, which re-approved the function’s charter in December 2022, has satisfied itself that adequate, objective internal audit standards and procedures exist within the Group and that the Internal Audit function is effective.

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

During the year, we reviewed our Risk Management processes and progress was discussed at our meetings in February, April, July, and December. We approved the Risk Management programme for 2022 and monitored performance against that programme, specifically reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business.

The Risk Management programme followed the risk management policy and manual communicated company-wide in 2022. This programme combines a ‘bottom-up’ approach (whereby risks are identified within business areas by local risk champions working with their leadership teams), with a ‘top-down’ approach (when the Executive Committee meets as the Risk Committee to consider the risks facing the Group at an enterprise level).

Throughout the year, the Audit Committee maintained oversight of this programme. We reviewed the Principal Risks identified and the heat maps prepared by management showing how these risks were being managed. We considered where the risk profile was changing.

Since the year end, we have reviewed a report from the Group Head of Internal Audit into the effectiveness of the Risk Management programme throughout the year. We considered the Principal Risks, the actions taken by management to review those risks and the Board risk appetite in respect of each risk. We concluded that the Risk Management process during 2022 and up to the date of approval of this Annual Report was effective. Work will continue in 2023 and beyond to continue to enhance the process.

Risk Report

Viability Statement

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. Management have considered various scenarios in assessing the impact of a global economic recession, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on pages 78–79.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the financial review on pages 18–21 and the Principal Risks on pages 71–77.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 18–21. In addition, the Notes to the Group accounts include: the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

The Group has considerable financial resources and its customers and suppliers are diversified across different geographic areas. As a consequence, the Directors believe that the Group is well placed to manage its business risk successfully despite the ongoing uncertain economic outlook.

The continued uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of a global economic recession has been considered as part of the adoption of the going concern basis in these financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the annual financial statements. Management also believes that the Group has sufficient working capital for its present requirements.

Smith+Nephew Annual Report 2022	105

Audit, Risk and Control continued

Audit Committee report continued

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

–

The Financial Controls & Compliance Group has responsibility for the review of the effectiveness of controls operating in the countries, functions and IT organisation, by either: performing testing directly, reviewing testing performed in-country, or utilising a qualified third party to perform this management testing on its behalf.

–

The Group Finance Manual sets out financial and accounting policies, and is updated regularly. The Group’s Minimum Acceptable Practices (MAPs) were updated in 2022 emphasising the timing of control operation and splitting controls between Key and Non-Key controls within the Risk and Control Matrix. The business is required to self-assess their level of compliance with the MAPs on a monthly basis and remediate any gaps.

–

MAPs compliance is validated through spot-checks conducted by the Financial Controls & Compliance Group and Internal Audit, as well as during wider Internal Audit reviews performed throughout the year. The technology solution to facilitate the real time monitoring of the operation and testing of controls is now fully operational and has driven improvements in the control environment.

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

–

The Audit Committee reviews regular reports from the Financial Controls & Compliance Group with regard to compliance with the SOX (Sarbanes Oxley) Act including the scope and results of management’s testing and progress regarding any remediation, as well as the aggregated results of MAPs self-assessments using dashboards which are updated on a daily basis.

–

Business continuity planning, including preventative and contingency measures, back-up capabilities and the purchase of insurance.

–

Risk management policies and procedures including segregation of duties, transaction authorisation, monitoring, financial and managerial review and comprehensive reporting and analysis against approved standards and budgets.

–

A treasury operating framework and Group treasury team, accountable for treasury activities, which establishes policies and manages liquidity and financial risks, including foreign exchange, interest rate and counterparty exposures. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the Audit Committee or the Finance & Banking Committee, on behalf of the Board.

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

We have reviewed the effectiveness of the Company’s internal controls over financial reporting. The Company’s assessment included documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting. Based on this evaluation, we have satisfied ourselves that we are meeting the required standards and that our internal control over financial reporting is effective both for the year ended 31 December 2022 and up to the date of approval of this Annual Report. No concerns were raised with us in 2022 regarding possible improprieties in matters of financial reporting.

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

106	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through its Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any significant weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2022 and included the period up to the approval of this Annual Report. The main elements of this review are as follows:

–

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2022. Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 21 February 2023 that the disclosure controls and procedures were effective as at 31 December 2022.

–

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2022 in accordance with the requirements in the US under section 404 of the SOX Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on their assessment, management concluded and reported that, as at 31 December 2022, the Group’s internal control over financial reporting was effective based on those criteria. Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls. KPMG, an independent registered public accounting firm, audited the financial statements included in the 2022 Annual Report, containing the disclosure required by this item, issued an attestation report on the Group’s internal control over financial reporting as at 31 December 2022.

Code of Ethics for

Senior Financial Officers

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the SVP Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any substantive amendments to the Code during 2022 or up until 21 February 2023. A copy of the Code of Ethics for Senior Financial Officers can be found on our website.

In addition, every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

Smith+Nephew Annual Report 2022	107

Audit, Risk and Control continued

Compliance & Culture

Committee report

Marc Owen

Chair of the Compliance & Culture Committee

In 2022, the Committee held four
meetings. Each meeting was attended
by all members of the Committee.
The Group General Counsel and Company
Secretary, the Chief Compliance Officer,
the Chief Quality & Regulatory Affairs
Officer, Chief HR Officer and President
of Global Operations (responsible
for reporting on sustainability) also attended all or part of the meetings by invitation.

Our focus for 2023 will include:

–

Continued oversight of the Company’s sustainability programme, including targets and monitoring its roll-out to the Group.

–

Assist with determining appropriate ESG metrics for the Performance Share Programme.

–

Monitoring the progress of the Company’s commitment to its net zero roadmap by 2045.

–

Ensure stakeholder considerations continue to be embedded into all Board decisions.

–

Continue to monitor regulatory developments which may impact the Strategy for Growth and 12-point plan.

–

Further Board/employee listening sessions to enable the Board to further monitor and assess the corporate culture globally taking into account post pandemic considerations and impact of localised lockdowns.

–

Monitor the actions taken by management following 2022’s Board/employee listening sessions.

–

Review further employee feedback gathered through the annual survey and other mechanisms to ensure the Board is aware of employees’ views and any resulting actions required by management. Recent survey results are discussed on page 48–49.

–

Developing the programme for
the Committee and Board to
meet and receive direct feedback
from our other stakeholders with
a focus on ESG considerations
which are of interest to specific
stakeholder groups.

Membership

	Member	Meetings
	from	attended
Marc Owen (Chair)	March 2018	4/4
John Ma	December 2021	4/4
Katarzyna
Mazur-Hofsaess	April 2021	4/4
Angie Risley	April 2020	4/4
Bob White	July 2020	4/4

Responsibilities of the Compliance & Culture Committee

Ethics and compliance

–

Overseeing ethics and compliance
programmes, strategies and plans.

–

Monitoring ethics and compliance
process improvements
and enhancements.

–

Assessing compliance performance based on monitoring, auditing and internal and external investigations data.

–

Discussion of allegations of significant potential compliance issues.

–

Receiving reports from the Group General Counsel and Company Secretary and Chief Compliance Officer.

–

Reviewing data privacy elements of the Global compliance programme and related regulatory developments which impact our business.

Sustainability

–

Overseeing the sustainability strategy
and reviewing targets and metrics, particularly with regard to the Scope 3 roadmap and new and enhanced reporting regulations on ESG matters.

–

Receiving and assessing regular
functional reports from the ESG
Operating Committee and Global President Operations.

Culture

–

Oversight of our relationship
with stakeholders, including the
employee voice and sustainability.

–

Receiving and assessing regular reports and presentations from the Chief Human Resources Officer relating to key employee issues such as purpose and culture, talent, engagement and Inclusion, Diversity and Equity (“IDE”).

Quality and regulatory Affairs (QARA)

–

Overseeing the processes by which
regulatory and quality risks relating
to the Company and its operations
are identified and managed.

–

Receiving and assessing regular
functional reports and presentations
from the Chief Quality & Regulatory
Affairs Officer.

   www.smith-nephew.com/investor-centre/about-us/governance corporate-documents-and-policies/terms-of-reference/

The Terms of Reference for the Compliance & Culture Committee describe the role and responsibilities of this Committee more fully and can be found on our website.

108	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Ethics and compliance

As stated in the Code of Conduct, the sustainability of our business depends on doing business the right way and ensuring the third parties that we work with share our perspective.

This year the Committee maintained oversight of our ethics and compliance programme activities within our business and continued to review external factors which could impact the business. The Chief Compliance Officer provided regular reports demonstrating the effectiveness of the Global Compliance programme as well as continuous improvement efforts to ensure our ethics and compliance programme activities are evolving in alignment with our strategy for growth and 12-point plan objectives.

The Committee is provided with updates on allegations of potentially significant issues which are raised through the Company’s hotline or to our Compliance team and the Company’s response to such matters, and also receive an annual review of investigations and enforcement trends in the industry.

The Committee also received an update on the progress of a continuous improvement plan for the Compliance Validation Assignment (CVA) programme and noted significant improvements including reduced report times, enhancements to the risk assessment process for third parties, and increased collaboration and best-practice sharing with other assurance providers. The Committee received a report from a self-assessment of the Compliance programme, which we understand will be conducted on an annual basis.

These reports demonstrated that the organisation has established, mature processes and controls over ethics reporting and investigations.

The Committee received regular updates on findings from compliance verification activities and the adaptation of processes to accommodate restrictions and altered risk profiles post pandemic.

During 2022, the Committee also received an update on our privacy programme, with a specific focus on evolution of the programme in light of changing regulatory environments in many of the markets in which we operate.

Sustainability

In 2022, sustainability and ESG matters more generally have continued to receive focus and scrutiny from the Board and its Committees with strong focus on the Company’s sustainability strategy and agenda. The Committee reviewed the Company’s sustainability programme to ensure alignment with stakeholder expectations and monitored management’s actions taken against our targets.

Throughout the year, the Committee received updates from the Global President Operations on our performance against Scope 1 and 2 emissions and received an update on the proposed development of the Scope 3 roadmap demonstrating our progress towards our net zero commitment by 2045. We also received updates on our network optimisation projects and the ways in which ESG considerations have been considered within our facilities in Malaysia, Costa Rica and the proposed new Advanced Wound Management facility at Melton near Hull. In February 2022 we reviewed and approved the 2021 Sustainability Report and in April we reviewed and approved the Conflict Minerals declaration and Modern Slavery statements, in each case prior to Board approval.

The Company has engaged with ISS and other institutional investment teams to understand how the Company benchmarks against others in the industry and to seek further ways to demonstrate our performance to investors.

Customers are increasingly requiring Smith+Nephew to align with and demonstrate shared sustainability goals. The Committee reviewed the reporting requirements around climate change, reporting against the TCFD and SASB frameworks, and approved our revised carbon reduction target. Since the year end, the Committee has approved the 2022 Sustainability Report.

  Sustainability

Quality and regulatory affairs

Product safety and effectiveness is at the foundation of our business. Regulatory authorities across the world enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. During 2022, the Committee received and reviewed summary reports of the Company’s performance against internal and external KPIs and metrics, which display oversight regarding the quality and regulatory activities of our business.

At each meeting, the Committee received a briefing on key matters from the Chief Quality & Regulatory Affairs Officer. The Committee reviewed results of external regulatory inspections and audits conducted by the FDA and other regulatory agencies. The Committee also reviewed results of internal quality audits and key performance metrics associated with critical quality and regulatory compliance processes. The Committee received reports regarding preparation for emerging regulations applicable to our business and also received updates on the important efforts to ensure compliance with the EU Medical Device Regulation.

During the year, the Committee reviewed progress in areas of focus such as design for manufacturability at our Malaysia site and overall quality and manufacturing improvements at key sites across the business. The Committee also discussed our continued efforts on Quality System simplification leading to continued efficiency across our network.

Smith+Nephew Annual Report 2022	109

Audit, Risk and Control continued

Compliance & Culture Committee report continued

Culture

During 2022, the Company’s core purpose of Life Unlimited and the supporting culture pillars of Care, Courage and Collaboration continued to be embedded. Our strategic objectives and culture pillars provide alignment across our business and stronger understanding by employees of their role in supporting our collective success.

The Committee was provided with regular updates on culture from the Chief HR Officer throughout 2022. The specific actions for the year relating to culture included the plan for engaging and developing our future leaders, the plans in place to ensure leadership and employees are engaged and contribute to a high performing and purpose driven company; the continuation of Board/ employee listening sessions; the launch of the People Leader Hub containing resources to support key management/ employee practices, skills and behaviours; a continued focus on inclusion, diversity and equity through employee inclusion groups (EIGs) and internal and external initiatives; and monitoring success through the annual Gallup engagement survey.

The Committee received an update on how the Company had defined the specific expectations and behaviours needed to deliver on its strategy and support the Company’s culture. Our Commitments were approved by the Board and define the specific ways in which the Company expects employees to demonstrate our culture. In 2022, the nine Commitments and three behaviours defining each of our culture pillars were launched to all employees through a leader-led cascade. From the nine culture Commitments, the initial focus for 2023 is on three that are most critical to delivering our strategy and 12-point plan: Deliver for Customers (Care); Take Accountability (Courage) and Find Solutions (Collaboration).

During 2022, the Committee received an update on the ten EIGs covering gender, race and ethnicity, veterans, mental health and physical wellbeing, generations, the differently abled and LGBTQ+.

Katarzyna Mazur-Hofsaess met with leadership from two of the EIGs in December 2022 and was impressed by the passion, drive and grassroots support for the EIGs within the organisation.

The 2022 Gallup global employee survey results were shared with the Committee. These results, which allow Smith+Nephew to benchmark against similar companies in our industry, showed a strong employee response rate of 88%. The Committee was pleased to see that the survey highlighted overall strengths in employee connection to the purpose of Life Unlimited and an overall upward trend of our results compared with last year.

For specific issues where employees may not feel comfortable articulating their views, we have a whistle-blowing policy and confidential line, as discussed above.

Employees

The Board proactively support and
further reinforce the Purpose of Life
Unlimited and culture pillars of Care,
Courage and Collaboration through
informal board listening sessions. These
sessions give the Board the opportunity
to hear directly from employees and
understand thoughts and perspectives on
a number of topics in connection with our
purpose and culture.

Marc Owen hosted Board listening
sessions for over 80 of our employees in
the Americas at our Memphis
manufacturing sites in January 2022
where topics discussed included Talent,
IDE strategy, linking strategy and
Purpose within the Company, and
sustainability initiatives and the
Company’s impact on society and local
communities.

Employees provided further background
on the Company’s approach to attracting,
retaining and developing talent and the
implementation of IDE strategy. The
employee team mission to add value and
be part of the solution was a message
which came through clearly from those
sessions and employees outlined the
various recognition programmes in place.
New employee induction and training
were highlighted as a key priority which
will form part of the Committee’s
continued monitoring and follow up with
management in 2023.

“In our session with EIG leaders in particular, I was struck by the strength of internal support for grass roots employee initiated IDE groups, programmes and events. My dialogue with EIG programme leaders has been a true inspiration – I was impressed by their commitment to Smith+Nephew and conviction that the EIGs make a positive impact on the culture of the Company.”

Katarzyna Mazur-Hofsaess

110	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Board Visits

The site visit programmes to Memphis and Hull focused on strategic and operational capabilities and initiatives and sought to highlight areas of interest aligned with key priorities for the Board, including core business strategy, value creation opportunities, culture and workforce, operational transformation and ESG and stakeholder considerations in key projects.

In Memphis, Board members started the visit with a tour of the Brooks Road manufacturing site to review the strategic and operational developments and improvements in progress as part of the 12-point plan and operational transformation.

The morning began with an employee-led wellness session including exercises and movement to start the day. The Board then toured the manufacturing site, experiencing 3D printing capabilities and manufacturing facilities at the Brooks Road site. Board members visited the Power of One Robotics and Real Intelligence platform tour hosted by cross functional teams from Recon, Robotics and Trauma in our “Ox Truck” which tours the US. The Board also attended three “innovation rooms” which showcased the pipeline for future procedural innovation and product development which were hosted by Marketing, R&D and other functional leads. Bob White attended the Appling Road facility and reported back to the Board on the improvements in supply chain and operational efficiency supporting increased completion of sets and inventory turn.

“It was important for Board members to visit, and for some to return, to our Memphis hub in 2022 given the Strategy for Growth focus on fixing Orthopaedics and improving trading margin through productivity and supply chain resilience. It was also gratifying to engage with our Memphis workforce across manufacturing, marketing, R&D and functional teams to hear the passion, enthusiasm and pride in innovation and the business more generally.”

Roberto Quarta

Board members Rick Medlock and Jo Hallas visited the Hull site and attended a session on our AWM Global Strategy led by our Marketing, Supply Chain and Operations teams based in the UK. This was followed by a tour of the Hull site where Board members were able to see our manufacturing operations in action, including our ALLEVYN◊ production and assembly capabilities. The AWM R&D team presented on our product pipeline and innovation which was followed by a product demonstration of a range of AWM products.

Our Board members engaged with our Hull Site Leadership during lunch and had an informal employee engagement session with various groups of employees including those undertaking apprenticeships with S+N and top talent.

Board members also attended in depth sessions which provided a view of future opportunities for value creation, including a presentation on our new site in Melton and our AWM strategic response to supply chain resilience. Both of these sessions were framed to provide the Board with an overview of the impact of these projects on key stakeholders including employees, suppliers, customers, regulators, government, investors, local communities and the environment.

“The presentations from the teams were thoughtful and focused on Board priorities. Having joined the Board earlier this year, the Hull factory tour and the product demonstrations were essential for understanding more about the business. The opportunity to meet local leadership and employees at the site was invaluable in providing additional insight on the company’s culture and employee engagement.”

Jo Hallas

“Having joined the Board at the start of the pandemic, the Hull site visit was incredibly worthwhile to learn more about our UK AWM manufacturing capabilities and see our products in action. We were impressed by the knowledge, energy and enthusiasm of the teams for our business.”

Rick Medlock

Smith+Nephew Annual Report 2022	111

Engaging with stakeholders

The Board understands the importance of ensuring that the views and interests of all stakeholders are considered in the delivery and oversight of the Company’s strategy and culture.

Although members of the Board engage directly with stakeholders as part of site visits or employee engagement meetings,

engagement with stakeholders mostly takes place at an operational level and the Board forms its views through reports and information presented to it by management. Management are asked to outline and present the potential impacts on stakeholders to the Board where appropriate.

Employees	People	Compliance & Culture Committee

Our employees are crucial to the success of the business and many of the key decisions made by the Board have an impact on them. It is important for us to understand the employee perspective and take their views into account in our decision making.

The Board proactively support and further reinforce the purpose of Life Unlimited and culture pillars of Care, Collaboration and Courage through informal board listening sessions. These sessions give the Board the opportunity to hear directly from employees and understand thoughts and perspectives on a number of topics in connection with our purpose and culture.

Marc Owen hosted three Board listening sessions for over 80 of our employees in the Americas at our Memphis manufacturing sites on 18 January (Brooks Road) and 19 January (Holmes Road) where topics discussed included Talent, Inclusion, Diversity and Equity (IDE) strategy, linking strategy and purpose within the Company, and sustainability initiatives and the Company’s impact on society and local communities. Employees provided further background on the Company’s approach to attracting, retaining and developing talent and the implementation of IDE strategy and the ways in which the company is advancing inclusion, diversity and equity, wellbeing and a purpose-driven culture of belonging.

The Board heard about the various recognition programmes, employee engagement and the steps taken by site leadership and people managers to connect teams to the purpose of Life Unlimited. Visibility of leaders was a topic that had previously been raised and employees provided feedback that this was now being addressed at the sites in response to comments received on previous sessions. Areas of opportunity identified were to optimise and utilise engagement team and EIGs to support employees, improve communication from management on links to strategy and purpose, development opportunities and improvement on change management.

2022 Highlights

–
The Board focused on the impact of localised Covid lockdowns on employees’ safety and wellbeing (eg in Shanghai), with the Culture and Compliance Committee receiving reports on the implementation of action plans to support employees.
–
On 14 June 2022, Angie Risley and Katarzyna Mazur-Hofsaess held a listening session with EMEA Commercial team members which centred on a number of key topics: (i) Leadership inspiration and trust; (ii) Employee engagement where employees shared examples of how people managers are working to engage and provide development opportunities, with employees sharing positive career development stories and experiences; and (iii) Strengths and areas for improvement. Issues were also raised to the Board regarding operational and supply chain challenges. Positive comments were provided supporting the KPI driven cultural step-change within the Company following the arrival of Deepak Nath as CEO in April 2022.
–
The September Board meeting incorporated a visit to our offices in Memphis, where the Board met with various employee groups. See page 111 for further details.
–
On 1 December 2022, Katarzyna Mazur-Hofsaess hosted a listening session with leaders of three of the EIGs (Empower, Unity and the S+N Global female employee network, GAIN).
–
The Board were updated on the activities of our Employee Interest Groups, particularly relating to diversity, mental health and volunteering programmes.
–
On 22 December 2022, Angie Risley chaired a listening session with UK employees to discuss highlights of 2022, areas for focus in 2023 and an overview of executive remuneration with an opportunity for questions and comments.

Areas of interest

–
Engagement with purpose of Life Unlimited and our culture pillars of Care, Collaboration and Courage.
–
Talent, retention and development.
–
Employee wellbeing and cost of living.
–
Leadership and succession planning.
–
Diversity, Inclusion and Equity.
–
Innovation.
–
Society and the environment.
–
Strategy.
–
Customers.

How we engage

–
Updates on leadership and talent development, succession planning and inclusion, diversity and equity are provided at Compliance & Culture Committee meetings.
–
The Board meets with employees on-site visits, or virtually.
–
Board/employee listening sessions.
–
The Board discusses results and next steps of annual Gallup survey.

2023 Actions

–
Further Board/employee listening sessions planned for site visits.
–
Monitoring of management actions with regard to talent pipeline, leadership and succession.
–
Further review of culture, inclusion and diversity initiatives with a focus on monitoring the development of EIGs within the organisation.

112	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Investors	Shareholder information

Our investors are the owners of our business and it is important to understand investor perspective and approach on strategy, performance and governance.

In 2022, the Board has engaged with a number of investors, groups and teams covering a wide range of topics of interest including strategy and operations, supply, governance, succession planning and ESG matters. Following the appointment of Deepak Nath as CEO in April 2022 and the subsequent development and implementation of the 12-point plan aligned with the Strategy for Growth, investors wanted to understand from the Board their impressions on how the new CEO was settling into role. The Board engaged with a number of investors to provide further context on Board oversight and governance around the onboarding of the new CEO and scrutiny relating to the plans for the Company and the 12-point plan.

Another key topic of interest in 2022 was Board succession planning. Upon coming into role in September 2022, Marc Owen our Senior Independent Director engaged with investors on the chair search process and outlined the 3 key criteria the Board were looking for in a new Chair being a proven track record of shareholder value, strong UK corporate governance experience and experience of developing senior executives either whilst in a CEO or Chair role. Investors indicated that they appreciated the dialogue and these characteristics seemed to resonate with the Company’s investors, shaping the search and final selection and appointment of Rupert Soames as Chair Designate.

The Board continues to see strong interest from our shareholders in ESG and sustainability matters and has engaged with a number of specialist investor teams who focus on ESG and sustainability. These investor interactions help the Board to frame the approach to ESG strategy and the issues which have importance to investors, enabling the Board and management to further evaluate how we report on the impact of sustainability on our business to ensure we are providing investors with clear communication in this area.

2022 Highlights

–
Executive Directors held 121 meetings with investors representing 46% of the Company’s Share Capital.
–
The Chair and Senior Independent Director met with shareholders regularly throughout the year. Their discussions focused on business and share performance and also the chair succession search. Investors were also interested in key topics such as ESG, culture and purpose of the Company, CEO and Board succession planning and Board governance more broadly.
–
Our Chair of the Remuneration Committee engaged with investors regarding the approach to our 2023 Remuneration Policy and discussed issues such as addressing the cost of living crisis and ESG metrics related to incentive plans and compensation.
–
The Company continued to pay dividends and undertake share buybacks to shareholders in line with our strategy and capital allocation policy (see pages 19 and 20 for further details).
–
MSCI upgraded the Company’s ESG rating from BBB to A in 2022.

Areas of interest – Succession planning. – Strategy. – Performance. – Dividend. – Leadership. – Remuneration.

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
–
The Chief Executive Officer and Chief Financial Officer meet with investors.
–
The Board engage with and obtain feedback and advice from their brokers on key issues of importance to the Company.
–
The Board also receive presentations and regular reports from the investor relations team on external market perceptions of the Company.

2023 Actions

–
The Board will continue to be available to meet with shareholders. Please contact the Company Secretary, if you have matters you wish to raise with the Non-Executive team.
–
The Annual General Meeting will be held in person in our auditorium at our headquarters in Watford enabling shareholders to attend, vote and ask questions in person to our Chair, CEO, CFO and the Chairs of each of our Board Committees.

Smith+Nephew Annual Report 2022	113

Engaging with stakeholders continued

Customers and suppliers	Compliance & Culture Committee

Our Strategy for Growth, 12-point plan and our Commitments are focused on creating value by delivering for customers.

The better we understand the needs of our customers, the better we are able to serve them and this helps to grow our business. Working in partnership with our suppliers ensures we have the right resources to support this growth.

Our customers are increasingly focused on ensuring that ESG and sustainability are taken into account in our decision making aligned with their own policies and procedures.

2022 Highlights

–
The Board has been kept updated of the supply chain issues affecting the Company and the Orthopaedics franchise in particular and have been actively engaged with management to resolve these issues in alignment with 12-point plan initiatives.
–
The Compliance & Culture Committee received regular reports on the challenges and impact of the transition to EU MDR throughout 2022.
–
In response to customer need, a revision knee application was launched on our robotics platform in 2022.
–
Management has reported to the Board on the importance of sustainability matters to our customers and in turn how we engage with our suppliers to ensure they share our view on sustainability matters.
–
The Board recognises that supply chain resilience is critical for the success of the Group and in evaluating the recent decision to move to Melton took into account the following: employees; shareholders, sustainability requirements; customers; suppliers; regulators; and governments.
–
Post-pandemic there are a number of additional requirements which make it challenging for Board members to accompany our sales representatives in the field. The Board will seek to find alternative ways to understand more on the customer perspective moving forward.

Areas of interest

–
Acting in partnership together, supporting their needs and responding to their requirements.
–
Acting ethically and fairly.
–
Ensuring product quality, compliant with regulations.
–
Prompt and fair payment.

How we engage

–
Updates on product quality, regulatory matters and complaints.
–
Updates on ethical and compliance matters and complaints.
–
The Board receives regular updates on supplier and customer relationships.

2023 Actions

–
The 2023 Board plan provides further opportunities for the Board to hear from external speakers.
–
Given the additional challenges post-pandemic in accompanying sales representatives in the field, we will look at alternative ways to understand more on the customer perspective.

114	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Governments and regulators	Quality & Regulatory

We are subject to the laws and regulations of many governments and regulators across the world and understanding their requirements is important for us to ensure not only product safety and compliance with relevant legislation, but also in order to implement our Strategy for Growth and our initiatives under our 12-point plan.

2022 Highlights

– The Compliance & Culture Committee received regular reports from Mizanu Kebede, our Chief Quality & Regulatory Affairs Officer, on the results of FDA inspections at our manufacturing facilities.

– The Compliance & Culture Committee also received reports on the enhancements being made to the data privacy programme to take into account the fast paced regulatory changes relating to data privacy legislation and the roadmap relating to these changes.

– As part of the proposal for the new Melton site, the Board received a report on the terms of engagement with the UK central and local government with regard to the proposed site and the communications plan to ensure stakeholder views had been considered.

Areas of interest

– Product safety.

– Compliance with local legal and regulatory requirements.

– Competition issues.

– Social and economic concerns.

– Investment and innovation in
local communities.

– Understanding how the Company’s business impacts local communities and global business.

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

2023 Actions

– The Board and the Compliance & Culture Committee will continue to maintain oversight of all matters pertaining to the Company’s relationship with governments and regulators across the world.

Further information about our relationship with other stakeholders, including the local communities in which we operate and our impact on the environments and the impact of climate change on our business, can be found in the Sustainability Report and on pages 56–68. The Compliance & Culture Committee regularly received updates on our sustainability programme and our progress towards the achievement of our 2030 sustainability goals.

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules comprising pages IFC–115 and 240–IBC was approved by the Board on 21 February 2023.

Helen Barraclough

Company Secretary

The Strategic Report comprising pages IFC–81 was approved by the Board on 21 February 2023. Deepak Nath Chief Executive

Smith+Nephew Annual Report 2022	115

Membership*

Dear Shareholder

2022 has been a challenging year for our employees given the macroeconomic environment. One of the key focus areas of the Remuneration Committee (the “Committee”) this year has therefore been on remuneration and wellness issues across the Group. Additionally, given our current Remuneration Policy (the “Policy”), which was originally approved by shareholders at the 2020 Annual General Meeting, will shortly expire we have reviewed and will present our new Policy to shareholders for approval at our 2023 Annual General Meeting.

We also welcomed Deepak Nath to the Company as our new CEO in April 2022. Since joining the Company, Deepak has made assessments of the opportunities and challenges facing the Company and has launched his 12-point plan to deliver and accelerate the Company’s potential for growth. You can read more about the 12-point plan on pages 8–10.

Broader employee experience

Although this report deals primarily with the remuneration of our Directors, much of the Committee’s focus during the past year has been on remuneration issues across the wider workforce during what has been a particularly challenging year for so many of our people. In December, I chaired a Board listening session with some of our employees from our UK teams to explain our remuneration policy, in particular how it aligns to the Company’s purpose, values and delivery of the Company’s long-term strategy. We also discussed the fall in disposable incomes.

In response to the current cost of living crisis, the Company felt it was important to undertake an off-cycle salary review for employees. The 2.5% increase was determined by undertaking a thorough review of external data of inflation rates in the markets in which we operate and was applied to employees below senior management level in the markets where the gap between their 2022 annual pay increase and the rate of inflation was above a certain level.

We review annually the gender pay ratio and we continue to make positive progress. The Board and the Committee continue to monitor the pay arrangements for the wider workforce throughout the year to ensure our people are paid fairly and equitably for the work they do.

More broadly, under Deepak’s leadership, our culture of Care, Courage and Collaboration continues to be strengthened and embedded by focusing on three key areas in 2022:

-
Introduction of our Commitments – aligned to each culture pillar along with our People Leader Hub to clearly define the specific behaviours and expectations to deliver against our strategy.
-
Global wellness – increase employee engagement and productivity through wellbeing programs, enhanced employee assistance programmes and tools to support managers in increasing their teams’ overall wellbeing. Examples of events/programmes held include Nutrition Awareness month and Mental Health Awareness month.
-
Expansion to 10 Employee Inclusion Groups with 3,000+ members globally and the training of over 2,000 managers to drive inclusion in our interviewing and hiring practices.

You can read more about these initiatives together with our new Commitments on pages 48–53.

	Member	Meetings
	from	attended
Angie Risley (Chair)	September 2017	8/8
Robin Freestone[1]	September 2015	7/7
Roberto Quarta[2]	April 2014	7/8
Bob White	July 2020	8/8

The Committee’s Role

The Committee’s role is to ensure that our Remuneration Policy and practices are aligned to the business strategy and promotes long-term sustainable success. We make sure the Remuneration of our Executive Officers is aligned to the Company’s purpose and values and is clearly linked to the successful delivery of the 12-point plan going forward.

Looking forward – Remuneration Committee’s focus for 2023

During 2023, the Remuneration Committee intends to:

-
Determine the appropriate ESG metrics to introduce into our Performance Share Programme.
-
Continue to focus on key remuneration challenges faced by our employees.
-
Appoint a new advisor to replace Deloitte who have been appointed our Auditors from 2024.

1 Robin Freestone stepped down as a member of the Committee with effect from 30 September 2022.
2 Due to prior commitments, Roberto Quarta was not in attendance at the July 2022 meeting.
3 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measures prepared in accordance with IFRS on pages 236–240.

Remuneration

Directors’ Remuneration report
Angie Risley
Chair of the Remuneration Committee

116	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

ESG and our Incentive Plans

The Committee recognises that ESG performance forms an important part of Smith+Nephew’s short-term and long-term strategic priorities.

As disclosed last year, we took the decision to allocate a minimum of 5% of the performance measures in the 2022 Annual Bonus Plan to ESG and this remains in place for our 2023 Plan.

For long-term incentives, a suitable ESG metric is still under development and the intention is that an ESG objective will be introduced for the awards granted under the Performance Share Programme in 2024.

Review of 2022 Performance

In 2022 the Group delivered revenue growth in line with its guidance issued in May 2022, but trading profit margin was below guidance. Revenue was

$5,215 million, up 0.1% on a reported basis and 4.7% on an underlying basis.[3] Operating profit was $450 million, and the trading profit[3] was $901 million with a trading profit margin[3] of 17.3% reflecting higher input inflation.

Good progress was made across 2022 and we ended the year in a much stronger position than we started. We continued to outperform in Sports Medicine & ENT and Advanced Wound Management, which account for around 60% of Group sales, and even though we are early in our work to fix Orthopaedics, growth improved here too. All three franchises contributed to the 6.8% underlying revenue growth in the fourth quarter. However, we will continue to face macroeconomic headwinds in 2023. Information on operational improvements made during the year can be found on pages 8–11.

Remuneration Outcomes for 2022

Annual Bonus Plan

Performance against the financial targets under the Annual Bonus Plan was therefore above target for Revenue but below threshold for trading margin, resulting in an aggregated payout of 53% of target in respect of the financial objectives.

The Remuneration Committee reviewed the performance of the Executive Directors against their individual business objectives. We concluded both Deepak and Anne-Françoise achieved against their individual business objectives in terms of what they did and exceeded in terms of how they performed and they consequently received an on target payout in relation to this element of their bonus. Our assessment in relation to Roland Diggelmann, our former CEO, was that he had partially achieved his objectives during the first quarter of 2022.

These ratings combined with performance against the financial objectives resulted in an overall bonus amounting to 63% of target for Deepak and Anne-Françoise.

Payouts to both Deepak and Roland were appropriately pro-rated to reflect their period of employment during 2022.

We also considered whether these outcomes fairly represented the performance of the Company and the Executive Directors in 2022. We acknowledged that during 2022, the share price had slightly fallen, that the Company had delivered a mixed performance albeit ending the year in a much stronger position than we started and that there had been no reputational risk issues. We therefore determined that these outcomes were a fair representation of performance and there was no need to apply discretion to these formulaic outcomes.

Performance Share Programme

Similarly, the Remuneration Committee reviewed performance over the past three years against the targets determined in 2020 for the Performance Share Programme and determined that these awards should vest at 0%. This reflects performance against the targets over the three-year performance period since 1 January 2020. Deepak Nath was not employed by the Company at the time the awards were granted under the 2020 Performance Share Programme and therefore did not receive an award.

Measures in our variable pay plans
Performance measures in Annual Bonus Plan for 2023
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
Performance measures in our Performance Share Programme for 2023
Revenue growth (25%)

Top-line growth leading to value creation is a key goal for Smith+Nephew over the next three to five years.
Earning market share is important to create a competitive advantage for Smith+Nephew in driving growth.

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

Smith+Nephew Annual Report 2022	117

Remuneration continued

Directors’ Remuneration report continued

Proposed Remuneration Policy

We are required at the 2023 Annual General Meeting to seek the standard triennial shareholder approval for a new Remuneration Policy (the “new Policy”). Ahead of this vote, the Committee has been carefully considering whether existing remuneration arrangements, as set out in our current Policy, are consistent with delivery of the 12-point plan. The Committee has concluded that no immediate, substantive changes should be made to the Policy. However, we intend to keep this issue under careful review during 2023.

The Committee additionally took the opportunity to review the current Policy against the UK Corporate Governance Code (the “Code”), shareholder guidance and general market practice. Following that review, a few minor changes are proposed to the new Policy, details of which are summarised below. Any use of the discretions available to the Committee in this new Policy would be fully explained and justified in the relevant Remuneration Report and, where appropriate, discussed in advance with major shareholders.

-
Pension: The Executive Director pension arrangements have been updated and are compliant with the Code.
-
Incentive plans: Consistent with emerging market practice, the new Policy contains scope for the Committee to set and measure bonus targets other than on an annual basis. Use of this option will be reserved for unusual circumstances, for example where there is exceptional economic volatility (as in the recent Covid affected period) and a consequent limited visibility to set robust 12-month targets. In line with the Investment Association guidance, the new Policy also provides for appropriate discretion so that the Committee may ensure incentive outturns properly reflect the performance of the executives and their contribution to overall corporate performance, the experience of shareholders in terms of value creation, the experience of wider stakeholders and the general market environment. Limitations on the use of this discretion are fully outlined in the Annual Bonus Plan and Performance Share Programme sections of the Policy.

-
Shareholding guidelines: Whilst the default position in the new Policy remains for a post-employment shareholding guideline to apply for two years after an Executive Director ceases employment, there is discretion for the Committee to, exceptionally, adjust or waive the guideline in circumstances where the Board believes its application would be inappropriate (e.g. in the event of death).
-
Recruitment arrangements: Consistent with market practice, the new Policy contains flexibility for the reimbursement of legal or other professional fees approved by the Committee incurred by an individual in relation to their appointment. The Committee will also have the flexibility to determine whether a new Executive Director should be subject to a different set of criteria for annual and/or long-term incentive performance measures (within the existing parameters for these plans in this new Policy) during the first twelve months following appointment.
-
Pay for Loss of Office: Consistent with market practice, the new Policy contains flexibility to make payments to a departing Director in discharge of an existing legal obligation or by way of settlement of any claim arising in connection with cessation of employment. Minor amendments also permit the Committee to determine the form and basis of calculation of a departing Director’s annual bonus in a manner appropriate to the particular circumstances (albeit any such bonus will continue to be time pro-rated and subject to performance).

-
Non-Executive Director (NED) fees: Where a NED takes on additional responsibilities that involve additional time commitment, consistent with market practice, the new Policy will contain the flexibility to pay an associated supplementary fee. The new Policy also clarifies the flexibility to approve additional benefits (e.g. liability insurance) and to reimburse business expenses to the Chair and NEDs in connection with the performance of their duties. In addition, the new Policy also provides flexibility for fees to be delivered either in a mixture of cash and shares or wholly in cash with an accompanying commitment from the Chair or NED to separately purchase the required number of shares.

I would like to thank our shareholders for their support and engagement during the year.

Angie Risley

Chair of the Remuneration Committee

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

Pages 129–145 is the annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 26 April 2023. The Implementation Report explains how the Remuneration Policy was implemented during 2022.

This Policy Report describes our Remuneration Policy as it relates to the Directors of the Company. All payments we make in relation to Directors of the Company will be in accordance with this Remuneration Policy. The Policy will be put to shareholders’ vote at the Annual General Meeting on 26 April 2023.

118	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Directors’ remuneration policy

Compliance with the UK
Corporate Governance Code

The new Remuneration Policy has been developed taking into account the following principles set out in Provision 40 of the Code:

-
Simple and clear: Our remuneration structure is straightforward and transparent with Executive Directors’ variable pay consisting of an annual bonus and a single long-term incentive plan.
-
Aligned to culture, purpose and strategy: The remuneration structure has been designed to support our culture and business purpose with particular attention being paid to remuneration throughout the organisation to ensure that arrangements are appropriate in the context of our approach to reward for the wider workforce.

Performance measures used in the incentive plans are aligned with key strategic objectives and the principle of long-term sustainable value creation.

-
Predictability: Incentive awards are capped so that the maximum potential award under each plan is transparent. The charts on page 125 provide an illustration of the potential total reward opportunity for the Executive Directors.
-
Proportionality and mitigating risk: Our variable remuneration arrangements are designed to provide a fair and proportionate link between Group performance and reward whilst mitigating risk where appropriate. The Committee has overriding discretion that allows it to adjust formulaic annual bonus or PSP outcomes so as to prevent disproportionate results and Policy provisions allow for the application of malus and/or clawback in specific circumstances. Additionally, there is a clear link between executive remuneration and the longer-term performance of the Group through a combination of bonus deferral into shares, five-year release periods for PSP awards and stretching shareholding requirements that apply during and post employment.

Changes to policy

The new Policy contains no substantive changes to the 2020 Remuneration Policy. The handful of minor changes proposed in the new Policy are summarised on page 118.

In designing the directors’ remuneration policy set out on pages 120–128 (the “Policy”), the Smith & Nephew plc Remuneration Committee (the “Committee”) followed a robust process which included discussions on the content of the Policy at several Committee meetings and engagement with our shareholders.

In order to avoid any conflicts of interest, the Committee is composed entirely of independent Non-Executive Directors. The Committee considered input from management, while ensuring that conflicts of interest were suitably mitigated, and our independent advisors, and sought the views of Smith & Nephew plc (the Company) major shareholders and other stakeholders, including employees. If approved by shareholders, the Policy will take effect from the date of that approval.

Proposed implementation of new Policy in 2023

Base salary

-
2022 salaries: CEO $1,475,000; CFO £615,960.
-
2023 salaries: CEO $1,526,625; CFO £637,519 (3.5% increase). For context, the average 2023 increases for our US and UK workforce (inclusive of a 2.5% off-cycle increase) are 6.5% and 6% respectively.

Pension

-
CEO: 7.5% of capped salary (aligned with US employees).
-
CFO: 12% of salary (aligned with UK employees).

Annual Bonus

-
2023 opportunity for CEO and CFO: 215% of salary (unchanged from 2022).
-
50% paid in cash, 50% deferred in shares for three years.
-
Performance measures: 40% revenue growth, 40% trading profit margin, 20% business objectives including ESG metrics (unchanged from 2022).

Performance Share Programme

-
2023 award for CEO and CFO: 275% of salary (unchanged from 2022).
-
Three-year performance period plus two-year holding period.
-
Performance measures: 25% relative TSR, 25% ROIC, 25% revenue growth, 25% free cash flow (unchanged from 2022).

Shareholding guideline

-
Whilst in employment, build up and maintain shareholding worth at least 300%/200% of salary for CEO/CFO.

-
After ceasing employment, remain compliant with their ‘in employment’ guideline for two years after stepping down as Director.

Smith+Nephew Annual Report 2022	119

Remuneration continued
Directors’ remuneration policy continued
Future policy table – Executive Directors
Base salary and benefits
Base salary
Core element of remuneration, paid for doing the expected day-to-day job to recruit and retain Executive Directors of the calibre required to deliver the Company’s strategy.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

Salaries are normally reviewed annually with any increase usually applying from 1 April. Salary levels and increases take into account:

-
scope and responsibility of position;
-
skill/experience and performance of the individual Executive Director;
-
general economic conditions in the relevant geographical market;
-
average increases awarded across the Company, with particular regard to increases in the market in which the Executive Director is based; and
-
market movements within a peer group of similarly sized listed companies.

While there is no maximum salary level, any increases will normally not exceed the typical increase for the wider employee population within the relevant geographic area.

Higher increases may be made under certain circumstances at the Committee’s discretion.

For example, this may include:

-
increase in the scope and/or responsibility of the individual’s role; and
-
development of the individual within the role.

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

Pension and payment in lieu of pension
Provide Executive Directors with an allowance for retirement planning to recruit and retain Executive Directors of the calibre required to deliver the Company’s strategy.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

Executive Directors receive a cash allowance in lieu of membership of a Company-run pension scheme.

In jurisdictions where the local law requires employees to participate in a Company-run pension scheme, Executive Directors participate in the local pension scheme.

Base salary is the only component of remuneration which is pensionable.

The maximum pension allowance for an Executive Director will be no more than the percentage of salary contribution paid in respect of the majority of our UK workforce (currently 12% of salary) unless the percentage of salary contribution paid in respect of the majority of the workforce in the Executive Director’s home country or the country in which the Executive Director is based is lower, in which case that lower percentage of salary contribution would usually be offered.

None.

120	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Benefits
Provide Executive Directors with a market competitive benefits package to recruit and retain Executive Directors of the calibre required to deliver the Company’s strategy.
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

The Committee retains the discretion to provide additional benefits, where necessary or relevant in the context of the Executive Director’s location, or, in connection with an Executive Director’s recruitment, the country from which the Executive Director is recruited.

Where applicable, relocation costs may be provided in-line with the Company’s relocation policy for senior executives, which may include, amongst other items: removal costs, assistance with accommodation, living expenses for self and family and financial, tax and/or legal consultancy advice. In some cases, such payments may be grossed up.

While no maximum level of benefits is prescribed, they are set at an appropriate market competitive level, taking into account a number of factors, which may include:

-
the jurisdiction in which the individual is based.
-
the level of benefits provided for other employees within the Company.
-
market practice for comparable roles within appropriate pay comparators.

The actual amount payable will depend on the cost of providing such benefits to an employee in the location at which the Executive Director is based.

The Committee regularly reviews the benefit policy and benefit levels.

None.

Smith+Nephew Annual Report 2022	121

Remuneration continued
Directors’ remuneration policy continued

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

The Annual Bonus Plan is designed to reward performance over the year against financial and business objectives.

The Committee determines pay out levels based on the extent to which performance against these objectives has been achieved. The Committee retains discretion, in exceptional circumstances, to pay bonuses in respect of the half year and/or full year.

The Committee has full discretion to adjust outcomes under the Annual Bonus Plan where: (i) the occurrence of certain events would unfairly advantage or disadvantage participants, in the reasonable opinion of the Committee and/or (ii) the amount that a participant would/could receive under an award would result in the participant receiving an amount which the Committee considers cannot be justified or which the Committee considers to unfairly disadvantage or advantage a participant.

In exercising this discretion, the Committee may consider all circumstances, including (but not limited to): the financial performance of the Company; any changes in the Company’s share price; and the performance, conduct and contribution of the participant.

Malus and clawback provisions apply, as detailed in the notes to this table.

Normally, half of the award is paid in cash after the end of the performance year and half is deferred into an award of shares under the Deferred Share Bonus Plan (DBP), which normally vests after three years.

The Committee has full discretion to authorise the payment of dividend equivalent payments on DBP awards to the extent they vest.

The maximum opportunity is 215% of base salary. 50% of maximum is payable for on-target performance. Up to 15% of maximum is payable for threshold performance.

The Committee will determine the appropriate performance measures for each financial year, in order to ensure that the Annual Bonus Plan focuses on key business priorities for the Company.

Typically, 80% of the annual bonus will be based on financial performance measures. The remainder will usually be based on business objectives linked to key areas of strategic focus.

The Committee retains the discretion to adjust the relative weightings of the financial and strategic components and to adopt any performance measure that is relevant to the Company.

Under whatever measures are chosen, the Committee will set appropriately challenging maximum performance targets and additionally, where appropriate, targets for threshold and/or on-target performance. In doing so, they will take into account a number of internal and external reference points, including the Company’s key strategic objectives. The Committee may amend the performance conditions applicable to an award in accordance with the terms of the performance conditions or if events happen which cause the Committee to consider that it fails to fulfil its original purpose and would result in participants being unfairly advantaged or disadvantaged.

122	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Long-term incentives
Performance Share Programme (PSP)

To motivate and reward performance linked to the long-term strategy and share price of the Company.

The performance measures which determine the level of vesting of the PSP awards are linked to our corporate strategy.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

Awards are granted pursuant to the terms of the PSP.

Awards are normally made in the form of conditional share awards, but may be awarded in other forms if appropriate, including nil cost options or a combination of awards.

Awards usually vest after three years, subject to the achievement of stretching performance targets linked to the Company’s strategy.

The performance period is usually 3 years.

The Committee has full discretion to adjust outcomes under the PSP where: (i) the occurrence of certain events would unfairly advantage or disadvantage participants in the reasonable opinion of the Committee; and/or (ii) the amount that a participant would/could receive under an Award would result in the participant receiving an amount which the Committee considers cannot be justified or which the Committee considers to unfairly disadvantage or advantage a participant.

In exercising this discretion, the Committee may consider all circumstances, including (but not limited to): the financial performance of the Company; any changes in the Company’s share price; and the performance, conduct and contribution of the participant.

Participants may receive an additional number of shares (or, exceptionally, cash) equivalent to the amount of dividends payable on ordinary shares subject to the award that vest during the period up to vesting. On vesting, a number of shares are sold to cover the tax liability. The remaining shares are usually required to be held by the Executive Director for a further two year holding period.

Malus and clawback provisions apply as detailed in the notes to this table.

The maximum annual opportunity is 275% of base salary. For on-target levels of performance, 50% of the award vests. For threshold levels of performance, 25% of the award vests.

The Committee aims to align the PSP performance measures with the Company’s key long-term strategic objectives. In this manner, strong performance against the measures should lead to long-term sustainable value creation for our shareholders.

Measures used will typically include:

-
Financial measures – to reflect the financial performance of our business and a direct and focused measure of Company success.
-
Shareholder return measures – a measure of the ultimate delivery of shareholder returns, providing direct alignment.
-
Strategic measures – aligned with the Company’s long-term strategy.

The make-up and weighting of each measure will be determined by the Committee each year to reflect the particular strategic objectives over the relevant performance period.

Maximum pay-outs will only be made for significant outperformance.

Under whatever performance measures are chosen, the Committee will set appropriately challenging maximum performance targets and additionally, where appropriate, targets for threshold and/or on-target performance. In doing so, they will take into account a number of internal and external reference points, including the Company’s key strategic objectives.

The Committee may amend the performance conditions applicable to an award in accordance with the terms of the performance conditions or if events happen which cause the Committee to consider it appropriate to do so provided that this would not result in, in the Committee’s reasonable opinion, an unfair benefit to the Executive Director.

Smith+Nephew Annual Report 2022	123

Remuneration continued
Directors’ remuneration policy continued

Notes to future policy table –
Executive Directors

Share awards

The Committee may, in the event of any variation of the Company’s share capital, demerger, delisting, or other event which may affect the value of awards, adjust or amend the terms of DBP or PSP awards in accordance with the plan rules.

Malus and clawback

At any time prior to the vesting of a PSP or DBP award or payment of a cash bonus, the Committee may determine that an unvested award or part of an award may not vest, including to zero on the occurrence of a Trigger Event (as defined below), regardless of whether or not the performance conditions have been met). At any time up to three years after the vesting of a PSP or DBP award or payment of a cash bonus, the Committee may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company on the occurrence of a Trigger Event.

A Trigger Event will occur if any of the following matters is discovered where:

–  There has been a misstatement of the Company's financial results which has resulted in a material overpayment to participants, which is in the form of awards under the applicable programme or otherwise, irrespective of whether the relevant participants are at fault;

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

These provisions will apply under the Global Share Plan 2023 and the Annual Bonus Plan 2023.

In addition to (and without limiting) the foregoing, the Company is intending to adopt an additional clawback policy pursuant to listing standards that have been released by the New York Stock Exchange, pursuant to the final rule adopted by the United States Securities and Exchange Commission enacting the clawback standards applying to U.S. listed companies under the Dodd-Frank Act.

In accordance with this policy, the Committee or the Board is also intending to adopt policies requiring repayment of any amounts of incentive compensation from its “executive officers”, which may include the Executive Directors, that was calculated erroneously based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, to the extent required under the new clawback policy.

Legacy matters

The Committee can make remuneration payments and payments for loss of office outside of the Policy set out above where the terms of the payment were agreed (i) before the Policy came into effect, provided the terms of the payment were consistent with any applicable policy in force at the time they were agreed or the terms were agreed before the date on which the Company first obtained shareholder approval for a Directors’ remuneration policy; or (ii) at a time when the relevant individual was not an Executive Director of the Company (or other person to whom the Policy set out above applies) and that, in the opinion of the Committee, the payment was not in consideration for the individual becoming an Executive Director of the Company (or such other person). This includes the exercise of any discretion available to the Committee in connection with such payments.

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

Consideration of employment conditions elsewhere in the Group and differences between arrangements for Executive Directors and workforce as a whole

When setting the Policy for Director’s Remuneration, the Committee discusses, and takes into account of pay arrangements and employment conditions of employees across the Group when determining the pay of Executive Directors in the following ways:

Base salary

Increases to Executive Director base salaries will generally not exceed base salary budgets in the geography in which the Executive Director is based, although the Committee will also have oversight of base salary budgets across the Company more generally when making the decision.

Recent off–cycle base salary increase adjustments made by the Company in 2022 to its employees in certain geographies to respond to inflation and cost of living challenges were limited to employees within the company three tiers below senior management level and were not awarded to Executive Directors.

Pension contributions and payments in lieu of a pension

A range of different pension arrangements operate across the Group depending on location and/or length of service. Executive Directors either participate in pension arrangements relevant to wider workforce in their local market or receive a cash allowance payable in lieu of a pension at a percentage of base salary in line with the wider workforce in the geography in which they are based.

Benefits

Benefit packages vary across the world depending on local market practice. Executive Directors receive a range of benefits in line with the standard executive benefits package available to the wider executive workforce in the geography in which they are based.

Annual Bonus Plan

Nearly all employees have performance-based pay, primarily in form of the Annual Bonus. Employees at different levels throughout the Group participate in Annual Bonus Plans with different payment outcomes. The annual performance objectives are cascaded down to all employees from the objectives set at the beginning of the year for the Executive Directors and Executive

124	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Officers, to ensure that the performance of all employees is linked to the Company’s strategy and the objectives of the Executive Directors and senior management as applicable. In 2022, Executive Officers and senior executives participated in the Annual Bonus Plan on the same basis as the Executive Directors, subject to lower limits.

All Employee Share Plans

We operate two all-employee share plan arrangements depending on the most appropriate arrangement for different geographies. In 2022, US employees participated in the Employee Stock Purchase Plan. In 2022, UK and international employees from 31 other countries, participated in the ShareSave Plan. Executive Directors, executive officers and senior executives participated in these plans aligned to the geography in which they operate.

Long term incentives

Executive Officers and senior executives participate in the PSP on the same basis as the Executive Directors subject to lower limits.

Shareholding requirements

Executive Officers and senior executives who participate in the Annual Bonus Plan and the PSP are also required to build a significant shareholding in the Company.

Corporate events

If there is a takeover of the Company, awards under the PSP and DBP will normally vest early at the time of the transaction. DBP awards will normally vest in full. The extent to which awards under the PSP vests will be determined by the Committee, taking into account, where considered to be appropriate in all the circumstances, the actual or likely achievement of the relevant performance conditions and, unless the Committee determines otherwise, the awards will be time pro-rated by reference to the proportion of the relevant performance period that has elapsed. Any post-vesting holding will normally cease to apply.

In these circumstances, the Committee reserves the discretion to treat the payment of annual bonuses for the financial year in which the takeover takes place in such manner as it considers appropriate (subject to the limit set out in the Policy table above).

If there is a demerger or other transaction that is likely to materially affect the Company’s share price, the Committee may allow awards to vest and bonus to be paid early on the same basis as set out above for a takeover.

Illustrations of the application of the Remuneration Policy 2023

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under four different performance scenarios:

Chief Executive Officer
Current

	Minimum%		100	$1,666k

	Target %		31			30		39	$5,406k

	Maximum %		18				36			46	$9,147k

	Maximum+ %*		15				29				56	$11,246k

Chief Financial Officer
Current

	Minimum %	100	£726k

	Target %	32	30		38	£2,288k

	Maximum %	18		36			46	£3,850k

	Maximum+ %*	15		29					56	£4,727k

* + 50% share price growth Fixed pay Annual bonus PSP

	Assumed performance			Assumptions used for proposed Policy

Fixed pay	All performance scenarios			– Consists of total fixed pay, including base salary and pension allowance (as at 1 April 2023) and benefits (as received during 2022). – Pro-rated for Deepak Nath.
Variable pay	Minimum Performance			– No pay out under the Annual Bonus Plan. – No vesting under the PSP.
	Target Performance			– 50% of maximum pay out under the Annual Bonus Plan (i.e. 107.5% of salary). – 50% vesting under the PSP (i.e. 137.5% of salary).
	Maximum Performance			– 100% of the maximum pay out under the Annual Bonus Plan (i.e. 215% of salary). – 100% vesting under the PSP (i.e. 275% of salary).
	Maximum performance + 50% share price growth			– As Maximum Performance but this column assumes that the face value of the PSP award increases by 50% as a result of share price growth.

PSP awards have been shown at face value with no discount rate assumptions. The charts provide illustrative values of the remuneration package in 2023. Actual outcomes may differ from those shown.

Smith+Nephew Annual Report 2022	125

Remuneration continued Directors’ remuneration policy continued

Policy on recruitment arrangements

Our policy on the recruitment of Executive Directors is to pay a fair remuneration package for the role being undertaken and the experience of the Executive Director appointed. In terms of base salary, we will seek to pay a salary comparable, in the opinion of the Committee, to that which would be paid for an equivalent position elsewhere. The Committee will determine a base salary in line with the Policy and having regard to the parameters set out in the Future Policy Table. Incoming Executive Directors will be entitled to pension (or cash payment in lieu of pension), benefits and incentive arrangements aligned with those set out in the Policy table above. On that basis, the aggregate annual opportunity under their incentive arrangements would not exceed 490% of base salary.

We recognise that in the event that we require a new Executive Director to relocate to take up a position with the Company, we may also pay relocation and related costs, in line with the relocation arrangements we operate across the Group. In addition, where a new Executive Director requires legal or other professional advice related to the appointment with the Company, we may agree to pay directly or reimburse the Executive Director for fees and expenses reasonably and properly incurred including the provision of advice to enable the Executive Director to understand the obligations, duties and legal and regulatory requirements of the new role.

The Committee also has the discretion to determine whether a new Executive Director should be subject to a different set of criteria for annual and/or long-term incentive performance measures during the first twelve months following appointment.

For external appointments, the Committee may award compensation for the forfeiture of remuneration awards or compensation arrangements from a previous employer. In doing so, the Committee would aim to structure the replacement awards in a like-for-like manner to the extent possible, taking into account relevant factors, including:

–  the form of the forfeited awards (e.g. cash or shares);

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

Service contracts

We employ Executive Directors on rolling service contracts with notice periods of up to twelve months from the Company and six months from the Executive Director. On termination of the contract, we may require the Executive Director not to work their notice period and pay them (in phased instalments or as a lump sum) an amount equivalent to the base salary, contributions to a pension or equivalent savings plan (or payment in lieu thereof) and benefits they would have received if they had been required to work their notice period. The Executive Directors may become entitled to additional/alternative sums if termination occurs within 12 months of a change in control (as further described in the following section “Policy for payment for loss of office”).

Directors’ service contracts are available for inspection at the Company’s registered office: Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, United Kingdom

Policy for payment for loss of office

Our usual policy regarding termination payments to departing Executive Directors is to limit severance payments to pre-established contractual terms. Where necessary to comply with the mandatory laws of the jurisdiction in which the Executive Director is resident, the Committee may authorise remuneration payments or payments for loss of office in excess of the pre-established contractual terms. In the event that the employment and/or office of an Executive Director ends, any compensation payable will be determined in accordance with the terms of the service contract between the Company and the Executive Director, as well as the rules of any incentive plans and the Policy. In addition, the Committee will have the discretion to make payments in discharge of an existing legal obligation (or by way of damages for breach of such obligation) or by way of settlement of any claim arising in connection with the cessation of office or employment.

Under normal circumstances (excluding termination for gross misconduct and certain other terminations for ‘cause’) all leavers are entitled to receive a termination payment (in phased instalments or as a lump sum) in lieu of notice equal to base salary, pension contributions (or payment in lieu of pension) and benefits. The leaver may also be paid a payment in lieu of accrued but untaken holiday leave.

Payments may also include (but are not limited to) costs associated with relocation/repatriation, the costs of legal advice, financial (including tax) advice and outplacement services in connection with cessation of office or employment.

In the event of termination in connection with a change in control of the Company, in circumstances where there is a diminution of status, a reduction in salary or benefits, a mandatory relocation or where termination results from the change in control, the payment in lieu of notice will be payable as a lump sum, the Committee will consider to what extent an annual bonus award should be made, and the leaver will receive reasonable outplacement costs.

In the event that an Executive Director dies or ceases to be an employee because of ill-health, injury, disability, redundancy, retirement with the agreement with the Company, the sale of their employing company or business out of the Group, or for any other reason for which the Committee determines that good leaver treatment is appropriate:

–   They may be eligible to receive an annual bonus on a time pro-rated basis for the period of the year that they have worked.

–   The annual bonus will typically be subject to business and individual performance in the same manner as for the continuing Executive Directors, and paid at the usual time. The annual bonus may be paid in

126	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

such proportion of cash and shares and subject to such deferral arrangements as the Committee may determine. The Committee will have the discretion to take into account performance over the full financial year or up to the date of cessation of employment based on appropriate performance measures determined by the Committee in line with the Policy.

–   Outstanding PSP awards will typically, unless the Committee determines otherwise, be pro-rated for the proportion of the relevant performance period that has elapsed at the time Executive Director leaves, and be tested for performance at the end of the performance period, unless the Committee determines to test performance otherwise. The two-year post-vesting holding period will, unless the Committee determines otherwise, continue to be enforced. If an Executive Director dies, awards will normally vest early and only be time pro-rated if the Committee considers it appropriate. Any outstanding awards under the PSP will remain subject to the same terms and conditions (including, malus and clawback) as applied at time of grant.

For participants who leave for any other reason, outstanding PSP awards will lapse in full.

–   If an Executive Director leaves for any reason other than dismissal or any other reason that the Committee determines, any outstanding DBP awards will remain subject to the same terms and conditions (including malus and clawback) as applied at time of grant and vest as if the Executive Director had not left. In the event of termination in connection with a change in control of the Company or, if an Executive Director dies, any outstanding DBP awards will vest. In any other circumstances any unvested DBP awards will lapse.

One-off awards granted on appointment will normally lapse on leaving except in cases of death, retirement, redundancy or ill-health. The Committee has discretion to permit such awards to vest in other circumstances or to agree to make a cash payment in respect of such an award and will be subject to satisfactorily meeting applicable performance conditions.

We will supply details via an announcement to the London Stock Exchange of a departing Executive Director’s termination arrangements as soon as is practicable.

Policy on shareholding requirements

The Committee believes that one of the best ways our Executive Directors’ interests can be aligned with that of shareholders is for them to hold a significant number of shares in the Company. The Chief Executive Officer is therefore expected to build a holding of Smith+Nephew shares worth three times base salary and the Chief Financial Officer is expected to build a holding of two times base salary. Executive Directors are required to retain at least 50% of the shares (after tax) vesting under Company incentive plans until this shareholding requirement has been met, recognising that differing international tax regimes affect the pace at which Executive Directors may fulfil the shareholding requirement, unless the Committee determines otherwise.

When calculating whether or not this requirement has been met, Ordinary Shares or ADRs held by the Executive Directors and their immediate family are included, as are unvested awards under the DBP (on a net-of-tax basis), but not PSP awards. Ordinarily we would expect Executive Directors to achieve their shareholding requirement within a period of five years from the date of appointment.

Executive Directors are also usually required to hold any shares vesting under the PSP for a period of two years after vesting.

The Executive Officers and senior executives who participate in the Annual Bonus Plan and PSP are also required to build a significant shareholding in the Company, extending the principle of alignment with our shareholders across the senior management team.

Policy on post cessation shareholding

Executive Directors are usually required to retain any shareholding up to the applicable shareholding requirement (or their actual holding on departure if lower) for a period of two years after cessation of employment. This post employment holding requirement does not apply to shares purchased by an Executive Director in the market which have not been awarded as part of remuneration.

In order to reinforce this expectation, and to the extent that the shareholding requirement has not been reached, all relevant vested DBP and PSP shares will be held in a vested share plan account, which will not usually be accessible until two years post cessation of employment.

In addition, former Executive Directors will be required to seek permission to deal during this period.

The Committee retains the discretion to adjust or waive all or part of the post employment shareholding requirement in appropriate circumstances. In exercising this discretion, the Committee may consider circumstances including (but not limited to) the performance, conduct and contribution of the participant.

Limited discretion to make minor amendments to Policy

The Committee retains the discretion to make minor amendments to the Policy as may be required or reasonably necessary for administrative reasons or to the extent required or reasonably necessary to comply with applicable laws and regulations.

Consultation with employees relating to Executive Director remuneration

While the Committee does not directly consult with our employees as part of the process of determining executive pay, the Chair provided an overview of the compensation of Executive Officers at one of our Board Listening Sessions. No comments were raised by the employees attending that session.

Statement of consideration of shareholder views

Angie Risley, the Committee Chair, engaged with shareholders during development of the Policy. The feedback received was presented to and discussed by the Committee and informed the final shape of the proposed Policy which is being put to the 2023 AGM.

The Committee Chair corresponded with our top twenty shareholders regarding our proposed 2023 Remuneration Policy and also offered meetings to discuss our remuneration arrangements. This included a number of shareholders who, although holding a smaller number of shares, had indicated earlier in the year that they would be interested in engaging with the Company on remuneration matters.

The Committee Chair and shareholders appreciated the engagement and the Committee took all comments received on board during its subsequent discussions and ensured further clarity was included in the narrative detailing the proposed changes to the new Policy (see page 118).

Smith+Nephew Annual Report 2022	127

Remuneration continued

Directors’ remuneration policy continued

Future policy table – Chair and Non-Executive Directors

The following table and accompanying notes explain the different elements of remuneration we pay to our Chair and Non-Executive Directors. No element of their remuneration is subject to performance. All payments made to the Chair are determined by the Committee, whilst payments made to the Non-Executive Directors are determined by those Directors who are not themselves Non-Executive Directors, currently the Chair, Chief Executive Officer and Chief Financial Officer.

Annual fees

Basic annual fee

To attract and retain Directors by setting fees at rates comparable to what would be paid in an equivalent position elsewhere.

A proportion of the fees is usually paid in shares in the third quarter of each year in order to further align Non-Executive Directors’ fees with the interests of shareholders.

Where appropriate, the Chair or Non-Executive Director may be provided with an alternative option of receiving their fee wholly in cash in return for them entering into a commitment to separately purchase the required number of shares to comply with the above requirement.

How the component operates	Maximum levels of payment

Fees will be reviewed on an annual basis. In future, any increase will usually be paid in shares until 25% of the total fees is paid in shares.

Fees are set in-line with market practice for companies of a similar size and complexity.

Annual fees are set and paid in UK Sterling or US Dollars depending on the location of the Non-Executive Director. If appropriate, fees may be set and paid in alternative currencies and exchange rate fluctuation will be taken into account when determining fees to be paid in alternative currencies.

Whilst it is not usually expected to increase the fees paid to the Non-Executive Directors and the Chair by more than the increases paid to employees generally, in certain circumstances (including periodic and substantial increases in activity or time commitment), higher fees might become payable.

The total maximum aggregate fees payable to the Non-Executive Directors will not exceed the limit set out in the Company’s Articles of Association.

Additional Fees
To compensate Non-Executive Directors for additional responsibilities such as Committee Chair or Senior Independent Director reflecting additional time involved in such roles.

How the component operates	Maximum levels of payment
A fixed fee is paid, which is reviewed annually.	The aggregate amount of fees payable to the Non-Executive Directors may not exceed the limit set out in the Company’s Articles of Association.

Intercontinental travel
To compensate Non-Executive Directors for the time spent travelling to attend meetings in another continent.

How the component operates	Maximum levels of payment
A fixed fee is paid, which is reviewed annually.	The aggregate amount of fees payable to the Non-Executive Directors may not exceed the limit set out in the Company’s Articles of Association.

Notes to future policy table –
Non-Executive Directors

Additional duties undertaken
by Non-Executive Directors

In the event that the Chair or a Non-Executive Director is required to undertake significant executive duties in order to support the Executive Directors during a period of absence due to illness or a gap prior to the appointment of a permanent Executive Director, the Committee is authorised to determine an appropriate level of fees which will be payable. These fees will not exceed the amounts which would normally be paid to a permanent Executive Director undertaking such duties and will not include participation in short or long-term incentive arrangements or benefit plans.

Additional Benefits

The Committee will have the discretion to approve such additional benefits for Non-Executive Directors as may be required or reasonably necessary in connection with the performance of their duties, including without limitation expenses and associated taxes.

Policy on recruitment arrangements

Any new Non-Executive Director will be paid in accordance with the current fee levels on appointment, in-line with the Policy set out above. With respect to the appointment of a new Chair, fee levels will take account of market rates, the individual’s profile and experience, the time required to undertake the role and general business conditions. In addition, the Committee retains the right to: (i) authorise the payment of relocation assistance or an accommodation allowance in the event of the appointment of a Chair not currently based in the UK; and (ii) authorise the payment of a contribution towards ongoing administrative support services as may be required or reasonably necessary to enable the Chair to fulfil the required duties and obligations of the role.

Terms of appointment

The Chair and Non-Executive Directors have letters of appointment which set out the terms under which they provide their services to the Company. These are available for inspection at the Company’s registered office: Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE, United Kingdom.

The appointment of the Non-Executive Directors is not subject to a notice period, nor is there any compensation payable on loss of office, for example, should they not be re-elected at an Annual General Meeting. The Committee has the discretion to waive all or a portion of the notice period of six months applicable for the Chair.

The Chair and Non-Executive Directors are encouraged to acquire a shareholding in the Company equivalent in value to their basic fee within two years of their appointment to the Board.

128	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Remuneration implementation report

The Remuneration Committee presents the Annual Report on Remuneration (the Implementation Report) which will be put to shareholders for an advisory vote at the Annual General Meeting to be held on 26 April 2023. The Terms of Reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

Work of the Remuneration
Committee in 2022

In 2022, we held eight meetings and determined two further matters by written resolution. The Chief Executive Officer and the Chief Human Resources Officer, key members of the HR and Finance functions, the Company Secretary and Deputy Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. Attendance by the members of the Committee at each meeting is set out on page 116 of this Annual Report. We also met with the independent remuneration consultants, Deloitte LLP (Deloitte), the remuneration advisors to the Committee. The work carried out by the Committee during the year is set out on pages 116–118.

Since the year end, we have reviewed the financial results for 2022 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee.

We have also determined base salary increases for Executive Directors and Executive Officers with effect from April 2023 and have determined the payouts under the 2022 Annual Bonus Plan and the vesting under the Performance Share Programme 2020.

Independent Remuneration
Committee advisors

During the year, the Committee received information and advice from Deloitte. Deloitte is a global firm, which provides many services to the Company, including tax and consultancy services. Deloitte was appointed by the Committee following a full tender process in 2018 to provide remuneration advice to the Committee, independent from management.

During the year, Deloitte provided advice on market trends and remuneration issues in general, attended Committee meetings, assisted in the review of the Directors’ Remuneration Policy, undertook calculations relating to the TSR performance conditions and advised on annual bonus reviews.

The fees paid to Deloitte for advice to the Committee during 2022, charged on a time and expense basis, were £103,725 ($127,696). Deloitte complies with the Code of Conduct in relation to Executive Remuneration Consulting in the UK and the Committee is satisfied that their advice is objective and independent.

Deloitte are to be appointed external auditors of the Group effective from 1 January 2024. As a result Deloitte are to be replaced as advisors to the Remuneration Committee at the conclusion of the Annual General Meeting in April 2023. A tender process is currently underway.

Smith+Nephew Annual Report 2022	129

Remuneration continued

Remuneration implementation report continued

Role of the Remuneration Committee

Main Responsibilities

–
Determination of Remuneration Policy for the Chair, Executive Directors, Executive Officers and senior executives.
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
–
Engage with major shareholders and ensure their views are sought and considered when determining the Remuneration Policy.

Key activities of the Committee during the year

-
Considered the terms of remuneration for the outgoing and incoming CEO.
-
Reviewed the Remuneration Strategy for the Executive Directors, Executive Officers and senior executives.

-
Reviewed out-turns for determining payouts to Executive Directors and Executive Officers under the 2019 Performance Share Programme, and 2021 Annual Bonus Plan.
-
Approved quantum of cash payments and awards to Executive Directors and Executive Officers under the 2021 Annual Bonus Plan and 2019 Performance Share Programme.
-
Approved the 2021 Directors’ Remuneration Report.
-
Considered principles for setting the targets for the Annual Bonus Plan 2022 and 2022 Performance Share Programme.
-
Approved financial targets for the 2022 Annual Bonus Plan for Executive Directors, Executive Officers and senior executives.
-
Approved financial measures and targets for 2022 Performance Share Programme for Executive Directors and Executive Officers.
-
Reviewed and consulted with shareholders on changes proposed for the new Remuneration Policy for approval by shareholders at the Annual General Meeting in 2023.
-
Approved the TSR Peer Group for Performance Share Awards to be made in 2022.
-
Noted Gender Pay Report and CEO Pay Ratio figures.
-
Reviewed Chair fees.
-
Approved 2022 Remuneration Committee Business Plan.

–
Reviewed the performance against the targets under the 2022 Annual Bonus Plan, and 2020, 2021 & 2022 Performance Share Programme.
–
Commenced the search for a new Remuneration Advisor.

Matters of a routine nature considered by the Committee

–
Reviewed current plans and performance versus targets.
–
Received updates on the external market context and data.
–
Noted grants of awards under the Company’s Share Plans.
–
Monitored dilution limits and the number of shares available for use in respect of discretionary and all-employee share plans.
–
Monitored adherence to shareholding guidelines for Executive Directors. Executive Officers and senior executives.
–
Received regulatory/best practice updates from Deloitte and other consulting groups.
–
Reviewed and approved the Committee’s Terms of Reference.

Single total figure on remuneration

The amounts for 2022 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.2311 (2021: £ to US$1.3753) and CHF to US$1.0469 (2021: CHF to US$1.0939).

	Deepak Nath Appointed 1 April 2022		Anne-Françoise Nesmes Appointed 27 July 2020		Roland Diggelmann Appointed 1 November 2019[1]
	2022	2021	2022	2021	2022	2021
Fixed pay
Base salary	$1,083,558	–	$747,224	$797,674	$361,181	$1,509,582
Pension payments	$22,875	–	$89,667	$95,721	$43,342	$182,587
Taxable benefits	$18,874	–	$15,248	$17,005	$10,284	$65,923
Total Fixed Pay	$1,125,243	–	$852,139	$910,400	$414,807	$1,758,092
Annual variable pay
Annual Incentive Plan/Annual Bonus Plan – cash element	$371,888	–	$251,194	$398,053	$94,148	$672,167
Annual Incentive Plan/Annual Bonus Plan – equity element	$371,887	–	$251,193	$398,053	$94,148	$672,167
Long-term variable pay
Performance Share Programme	–	–	–	–	–	–
Total Variable Pay	$743,775	–	$502,387	$796,106	$188,296	$1,344,334
Forfeited Incentives[2]
Cash Bonus	$371,414	–	–	–	–	–
Non-Performance Based Awards	$2,132,844	–	–	–	–	–
Performance Based Award	$1,581,970	–	–	–	–	–
Total Forfeited Incentives	$4,086,228
Total Pay	$5,955,246	–	$1,354,526	$1,706,506	$603,103	$3,102,426

1  Stepped down from the Board on 31 March 2022.

2  Cash bonus and performance based award are part of annual variable pay and the non-performance based award is part of fixed pay. Total variable pay is $2,697,159. Total fixed pay is $3,258,119.

130	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Base salary	The actual salary receivable for the year.
Pension payments	The value of the salary supplement in lieu of pension or contribution to any pension scheme made by the Company.
Taxable benefits	The gross value of all taxable benefits (or benefits that would be taxable in the UK) received in the year.
Annual Incentive Plan – cash element/Annual Bonus Plan	The value of the cash incentive payable for performance in respect of the relevant financial year.
Annual Incentive Plan – equity element/Annual Bonus Plan	The value of the equity element awarded in respect of performance in the relevant financial year as described on pages 132–135 of this report.
Performance Share Programme

The value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year. For awards vesting in early 2023 this is based on an estimated share price of 1,056.07p per share, which was the average price of a share over the last quarter of 2022.

Total	The sum of the above elements.

All data is presented in our reporting currency of US Dollars (USD). Amounts for Roland Diggelmann have been converted from Swiss Francs (CHF) and for Anne-Françoise Nesmes from Sterling (GBP) using average exchange rates. Given currency movements in 2022, this may give the impression of changes that are misleading. Data is presented in local currency in the subsequent sections in the interests of full transparency.

Forfeited Incentives

These relate to buy-out awards received by Deepak Nath in respect of outstanding incentives he forfeited on leaving his former company (details of which were outlined on page 129 of the 2021 Annual Report). They comprise:

−	A cash bonus of $371,414 paid in November 2022 in respect of a forfeited 2022 cash bonus. This relates to legacy arrangements implemented by his previous employer and was based on an estimate of the bonus he forfeited upon leaving Siemens Healthineers (“SH”). The calculated value of the bonus was determined following confirmation from SH of performance against the targets attached to the forfeited bonus.
−	Awards of 132,048 Restricted Stock Units (RSU) in respect of forfeited restricted share awards of an equivalent face value. RSU awards over a total of 96,907 shares vested on 16 and 23 May 2022. RSU awards over a total of 12,161 shares vested on 8 and 14 November 2022. The shares are valued at 1,312p being the share price at the date of grant (29 April 2022). More details are on page 138.
−	117,245 performance shares that vested in December 2022 in respect of a forfeited performance share award of an equivalent face value originally granted in 2018. The number of shares that vested was determined following confirmation of performance against the targets attached to the original award. The shares are valued at 1096p being the share price at the date of vesting on 8 December 2022. More details of this award are on page 138 alongside details of the additional 182,228 performance shares awarded to Deepak that will vest, and will be included in the single figure table, in 2023 and 2024.

Smith+Nephew Annual Report 2022	131

Remuneration continued

Remuneration implementation report continued

Fixed pay

Base salary

As normal, the base salaries of the Executive Directors were reviewed in February 2023 and it was determined that their salaries be increased by 3.5%. The general increase to base pay in 2023 (inclusive of a 2.5% off-cycle increase), 6.5% for US and 6% for UK employees.

Deepak Nath was appointed as Chief Executive Officer on 1 April 2022 with a base salary of $1,475,000. This has increased by 3.5% to $1,526,625 effective from 1 April 2023.

Anne-Françoise Nesmes’ base salary also increased by 3.5% to £637,519 (2022: £615,960) effective from 1 April 2023.

Pension payments

Deepak Nath received a Company pension contribution of $22,875 in line with the limits set forth by the US tax authority and the pension arrangement for the wider US workforce.

Anne-Françoise Nesmes receives a salary supplement of 12% of basic salary to apply towards her retirement savings, in lieu of membership of one of the Company’s pension schemes. This is in-line with the pension arrangement for the wider UK workforce.

Roland Diggelmann participated in the Swiss Profund pension plan. He was employed under a Swiss contract, which is where he was domiciled. Between 1 January and 31 March 2022 (the period in which he was CEO and a member of the Board), total Company pension contributions for Roland amounted to CHF41,400, which is equivalent to 12% of his base salary for that period.

Benefits

In 2022, Deepak Nath received life insurance cover of $1 million plus accidental death and dismemberment insurance of $1 million. Anne-Françoise Nesmes received life insurance cover of seven times basic salary for the period 1 January 2022 to 31 March 2022 which was changed to four times basic salary in line with the changes made to the wider UK workforce. Roland Diggelmann received death in service cover of seven times basis salary.

Each Executive Director received health cover for themselves and their families, a car and fuel allowance and financial consultancy advice. The same arrangements will apply in 2023. The following table summarises the value of benefits in respect of 2022 and 2021.

	Deepak Nath (Appointed 1 April 2022)		Anne-Françoise Nesmes		Roland Diggelmann (Stepped down from the Board on 31 March 2022)
	2022	2021	2022	2021	2022	2021
Health cover	$8,871	–	£986	£965	CHF1,723	CHF6,893
Car and fuel allowance	$8,467	–	£11,400	£11,400	CHF8,100	CHF32,400
Financial consultancy advice	£1,248	–	–	–	–	£16,680

Annual incentives

Annual Bonus Plan 2022

Following the approval of the Remuneration Policy at the 2020 Annual General Meeting, the maximum opportunity under the Annual Bonus Plan for Executive Directors is 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award is paid in cash and 50% is deferred into shares which will vest after three years.

The performance measures and weightings which applied to the Annual Bonus Plan 2022 were as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading margin	40%	12.8%	43%	86%
Business (including ESG) Objectives[1]	20%	6.4%	21.5%	43%

1	25% of this element of the bonus was based on ESG objectives.

132	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The 2022 targets and outturn for revenue and trading margin are shown below:

	Threshold	Target	Maximum	Actual[1]
Revenue	$5,140m	$5,372m	$5,493m	$5,380m
Trading Margin	18.0%	18.4%	18.9%	17.2%

1	Actual revenue and trading margin is compared with the target range at constant exchange rates to ensure a like-for-like comparison. See page 236.

Financial objectives

The revenue target for 2022 is set by reference to our expectations for growth for the year. Threshold was set at 4.3 percentage points below target and maximum was set at 2.3 percentage points above target.

The trading margin target was set by reference to budgeted trading profit margin for the year. Threshold and maximum were set at 93.6% and 105% of budgeted trading profit margin, divided by threshold and maximum revenue respectively.

Performance resulted in an overall payout of 53% of target against the financial objectives.

Accordingly, the following amounts have been earned by Deepak Nath, Anne-Françoise Nesmes and Roland Diggelmann for 2022 under the Annual Bonus Plan in respect of their financial objectives.

Deepak Nath	$505,931
Anne-Françoise Nesmes	£277,591
Roland Diggelmann	CHF157,782

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered that this performance fairly represented the overall financial performance during the year.

Business and ESG objectives

In determining performance against the business and ESG objectives, the Executive Directors have been assessed on the same basis as applies to all employees across the Group using a four-point rating scale reflecting both what has been achieved and how it has been achieved. At the beginning of the year, specific objectives were determined relating to achievement of the corporate strategy. For 2022, these objectives were Growth, People and Business processes as in 2021. Performance against these business objectives was considered alongside how the Executive Directors performed in respect of our culture pillars of Care, Collaboration and Courage. This includes consideration of performance against sustainability, compliance and quality metrics. Their overall performance has been assessed according to the extent to which the Executive Directors have met the expectations of the Board. The 20% of the Annual Bonus Plan which is attributable to business and ESG objectives will be paid out as follows:

Performance	% of base salary
Below expectations	Nil
Partially met expectations	6.4%
In-line with expectations (100% of target)	21.5%
Above expectations	43%

When setting objectives for the upcoming year, the Board looks not only at the expected financial performance for the year, but also at the actions it expects the Executive Directors to carry out in the year to build a solid foundation for financial performance over the longer term. In reviewing performance against these objectives at the end of the year, the Board is mindful that there is not always a necessary correlation between financial performance and the achievement of business and ESG objectives. The table below sets out how the Chair and the Board have assessed how Deepak Nath and Anne-Françoise Nesmes have performed against the objectives of Growth, People and Business Processes.

Smith+Nephew Annual Report 2022	133

Remuneration continued

Remuneration implementation report continued

Annual incentives continued

Annual Bonus Plan 2022

Deepak Nath	Anne-Françoise Nesmes

People

– Exceeded against target to continue to embed the culture pillars and purpose to drive engagement and continuity as evidenced by improved Gallup engagement.

– Achieved against target to strengthen Executive Committee effectiveness aligned to new strategy with clear objectives to measure performance.

– Partially achieved against target to have talent in place to deliver success and make progress to build a more diverse and inclusive workforce. Missed target of voluntary attrition and incumbent roles filled from our talent pipeline of high value roles. Exceeded target of women in senior leadership with additional focus required on increasing women in middle-management roles.

– Achieved against target to continue development and succession planning for leadership team roles with internal successors identified.

– Achieved against target to implement people Finance priorities per roadmap with launch of the Finance Competency Framework.

– Achieved against target to put in place IT and GBS succession plans, strengthening GBS leadership with a clear organisational design.

– Achieved against target to drive IDE, holding immersion sessions on Culture Commitments to foster adoption.

Organisation and Process

– Achieved against target to strengthen, accelerate and transform Smith+Nephew for structurally higher growth and greater patient impact. Defined a clear 12-point plan to transform the organisation with established KPIs, governance and milestones.

– Achieved against our target to reduce Scope 1 & 2 greenhouse gasses by 70% by the end of 2025 with a carbon roadmap developed.

– Achieved against the delivery of our waste to landfill target for Malaysia and Memphis sites.

– Partially achieved against the target of a clear Scope 3 plan and milestones outline, with the roadmap for Scope 3 under development.

– Achieved against target to uphold the highest standards of Quality and Compliance.

– Achieved against target to partner with Executive Committee to drive trading margin improvement, supporting 12-point plan milestones with financial actions and milestones.

– Achieved against target to define IT/Enterprise Resource Planning strategy for medium to long term, including assessment of SAP, enterprise strategy and roadmap.

– Achieved against target to provide stronger data and insights to support decision making including market analysis.

– Lead the efforts to produce TCFD reporting resulting in integrated ESG reporting and a clear plan for Scope 3 disclosures. Leveraged framework tools to identify risks and opportunities and developed scenario analysis for climate related financial risks and opportunities.

– Achieved against target to improve Finance and IT control environment, ensuring cyber security plans and IT Sox controls are implemented.

Customer

– Achieved against the target of 80% delivery of successful launches for our top 10 NPD programs.

– Achieved against the target to launch at scale through the prioritization of development programmes.

– Achieved against target of seamless integration of value-creating acquisitions and performance against plan. Achieved against target to actively engage with key stakeholders to build support for our new strategy and highlight progress.

– Drove rollout of the sales, inventory and operations planning (SIOP) process and on track to deliver order-to-cash process.

– Achieved against target to ensure comprehensive disclosure and reporting that meets the needs of stakeholders

This resulted in a calculated bonus achievement of 100% of target in respect of Deepak Nath’s business and ESG objectives.	This resulted in a calculated bonus achievement of 100% of target in respect of Anne-Françoise Nesmes’ business and ESG objectives.

Roland departed on 31 March 2022. The rating of Partially achieved reflects the performance against business and ESG objectives for the period for which he was employed.

134	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Therefore the total amount earned by Executive Directors in 2022 under the Annual Bonus Plan 2022 is:

	Amount earned	Amount earned		Total	Total
	in respect of	in respect of	Total	as percentage	as percentage
	financial objectives	business objectives	amount earned	of target	of salary
Roland Diggelmann[1]	CHF157,782	CHF22,080	CHF179,862	48.5%	52%
Deepak Nath[2]	$505,931	$237,844	$743,775	63%	67%
Anne-Françoise Nesmes	£277,591	£130,499	£408,090	63%	67%

1	Bonus paid is for employment during the period 1 January 2022 to 31 March 2022.
2	Bonus paid is for employment during the period 1 April 2022 to 31 December 2022.

The Board has reviewed the formulaic calculation of these figures. We acknowledged that during 2022, the share price had slightly fallen, that the Company had delivered a mixed performance ending the year in a much stronger position and that there had been no reputational risk issues during the year. We therefore determined this fairly represents the performance of the Company and of the Executive Directors during 2022.

50% of the total amount earned will be paid in cash and the remaining 50% will be deferred into shares which will vest after three years.

2023 Annual Bonus

The maximum opportunity under the Annual Bonus Plan for Executive Directors will be 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award will be paid in cash and 50% will be deferred into shares which will vest after three years.

The performance measures and weightings which apply to the Annual Bonus Plan 2023 are as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading margin	40%	12.8%	43%	86%
Business objectives	15%	4.8%	16.125%	32.25%
ESG objectives	5%	1.6%	5.375%	10.75%

For reasons of commercial sensitivity, we are unable to disclose the precise targets for revenue and trading margin for 2023 now, which are both set by reference to our expectations for growth for the year. They will be disclosed retrospectively in the 2023 Annual Report, when performance against those targets are determined.

Long-term incentives

Performance Share Programme

Performance Share Programme 2020

Since the end of the year, the Committee has reviewed the vesting of conditional awards made to former Executive Directors in 2020 under the Global Share Plan 2020. Vesting of the conditional awards made in 2020 was subject to performance against four equally weighted performance measures – TSR, global revenue growth, cumulative free cash flow and return on invested capital – measured over a three-year period commencing 1 January 2020.

TSR performance 25% of the award was based on the Company’s TSR performance relative to two equally weighted peer groups against which the Company’s TSR performance was measured as follows:

– A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising medical devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). The Company’s TSR was -33.7% against an index TSR for the peer group of 14.2%.

– FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in. The Company’s TSR was -33.7% against an index TSR for the peer group of -8.1%.

In aggregate therefore, the Company’s TSR performance results in a final vesting outcome of 0% out of the 25% target.

Smith+Nephew Annual Report 2022	135

Remuneration continued

Remuneration implementation report continued

Long-term incentives continued

Performance Share Programme continued

Global revenue growth 25% of the award was based on global revenue growth. The threshold set in 2020 was $16,628 million with a target of $16,968 million. Over the three-year period, the adjusted revenues in Global Revenue Growth were $14,918 million. These adjustments include translational foreign exchange and Board-approved M&A.

This part of the award therefore vested at 0% out of the 25% target.

Cumulative free cash flow performance 25% of the award was based on cumulative cash flow performance. The target set in 2020 was $2,285 million with maximum at $2,742 million. Over the three-year period, the adjusted cumulative free cash flow was $958 million which was below threshold. These adjustments include items such as Board-approved M&A, restructuring programmes and translational foreign exchange.

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

The target set in 2020 was an average over three years of 12.0% with maximum at 13.5%. The adjusted average ROIC measurement for the three years was 8.2%. These adjustments include Board-approved M&A.

This part of the award therefore vested at 0% of the 25% target.

In summary therefore, the Performance Share Programme award made in 2020 vested at 0% of target as follows:

	Threshold	Target	Maximum	Actual	Percentage Vesting
TSR	Equal to Index	—	8% Above Index	Below Index	0%
Global revenue growth	$16,628m	$16,968m	$17,646m	$14,918m	0%
Cumulative free cash flow	$2,057m	$2,285m	$2,742m	$958m	0%
Return on invested capital	10.5%	12.0%	13.5%	8.2%	0%

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered whether discretion should be applied to override these formulaic outcomes and concluded that the monetary outcomes were aligned with the financial performance of the Company during the performance period and the intention of the Remuneration Policy.

Performance Share Programme 2022

In accordance with the Remuneration Policy approved by shareholders at the Annual General Meeting held on 9 April 2020, performance share awards were granted to the Executive Directors under the Global Share Plan 2020 to a maximum value of 275% of salary (137.5% for target performance) measured over the three financial years commencing 1 January 2022 against four equally weighted performance measures: Indexed TSR, Global Revenue Growth, ROIC and Cumulative Free Cash Flow. The performance conditions for these awards were determined in April 2022 and the awards were made in May 2022. The maximum payout under each element will only be for significant outperformance. On vesting, sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years.

136	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

TSR performance 25% of the award is based on the Company’s TSR performance measured against two equally weighted peer groups as defined for the awards made in 2020.

TSR performance is relative to the two separate indices as follows:

	Award vesting as % of salary at date of grant
Relative TSR	Sector Based Peer Group	FTSE 100 Peer Group
Below the index	Nil	Nil
Equalling the index (Threshold vesting at 50% of target)	8.6%	8.6%
8% above the index (Maximum vesting at 200% of target)	34.4%	34.4%

Awards will vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

Global revenue growth 25% of the award is based on global revenue growth against the following targets:

Revenue growth over three-year period commencing 1 January 2022	Award vesting as % of salary
Below Threshold	Nil
Threshold (–5% of target)	17.2%
Target – set by reference to our expectations	34.4%
Maximum or above (+5% of target)	68.8%

It is not possible to disclose precise targets for sales growth as this will give commercially sensitive information to our competitors concerning our growth plans and is considered to be potentially price-sensitive information. This target however will be disclosed in the 2024 Annual Report, when the Committee will discuss performance against the target. The maximum has been set significantly above target reflecting the increased maximum opportunity for outperformance.

Return on invested capital (ROIC) 25% of the award is based on ROIC, as defined for the awards made in 2020, with the following targets:

Return on Invested Capital (three-year average)	Award vesting as % of salary
Below Threshold 8%	Nil
Threshold 8% (–1% of target)	17.2%
Target 9%	34.4%
Maximum or above 10.5% (+1.5% of target)	68.8%

Awards will vest on a straight-line basis between these points.

Cumulative free cash flow 25% of the award is based on cumulative cash flow performance defined for the awards made in 2020, with the following targets:

Cumulative free cash flow	Award vesting as % of salary
Below $1,535m	Nil
$1,535m (–20% of target)	17.2%
$1,913m	34.4%
$2,104m or more (+10% of target)	68.8%

The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

Smith+Nephew Annual Report 2022	137

Remuneration continued

Remuneration implementation report continued

Performance Share Programme 2023

In early 2023, the Remuneration Committee considered the performance framework and determined the targets for the Performance Share Programme (“PSP”) awards due to be made in 2023. It was agreed that performance would be measured under the same four equally weighted performance measures which applied in 2022 – indexed TSR, Global Revenue Growth, ROIC, and Cumulative Free Cash Flow, as set out below. The Executive Directors will each be granted an award under the PSP on 9 March 2023 to the value of 275% of their base salary.

TSR performance 25% of the award will be based on the Company’s TSR performance, measured against the same peer groups and with the same targets as the awards made in 2022.

Revenue growth 25% of the award will be based on global revenue growth. It is not possible to disclose precise targets for sales growth as this will give commercially sensitive information to our competitors concerning our growth plans and is considered to be potentially price-sensitive information.

ROIC 25% of the award will be based on ROIC as defined for the awards made in 2022. Targets will be 8.5% at Threshold, 9.5% at Target and 10.5% at Maximum.

Cumulative free cash flow 25% of the award will be based on cumulative cash flow as defined for the awards made in 2022. It is not possible to disclose precise targets for this measure as this is considered to be commercially sensitive information.

Details of outstanding awards made under the Performance Share Programme

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2020. The performance conditions and performance periods applying to these awards are detailed below:

	Date granted		Outstanding number of ordinary shares under award at maximum	Date of vesting
Deepak Nath	20 May 2022		259,422	20 May 2025
Anne-Françoise Nesmes	20 May 2022		134,648	20 May 2025
Anne-Françoise Nesmes	21 May 2021		102,936	21 May 2024
Anne-Françoise Nesmes	21 Dec 2020	[2]	42,726	21 Dec 2023
Roland Diggelmann[1]	21 May 2021		55,282	21 May 2024
Roland Diggelmann[1]	21 May 2020	[2]	135,766	21 May 2023

1	Roland Diggelmann stepped down from the Board as Chief Executive Officer with effect from 31 March 2022. The awards shown have been pro-rated based on the length of service during the performance period.
2	The awards granted on 21 May 2020 and 21 December 2020 did not achieve the performance conditions and lapsed in full on 21 February 2023.

Summary of scheme interests awarded during the financial year

		Deepak Nath[1,2]	Anne-Françoise Nesmes		Roland Diggelmann[3]
Director	Number of shares	Face value	Number of shares	Face value	Number of shares	Face value
Performance Share Programme award at maximum (see pages 135–137)	259,422	£3,263,528.76	134,648	£1,693,871.84	0	£0
Deferred Share Bonus Plan award (2021 bonus)	0	£0	24,169	£289,423.78	42,113	£504,303.18
Buy-out award agreement[1]	441,737	£5,795,589.44	N/A	N/A	N/A	N/A

1	As outlined on page 129 of the 2021 Annual Report, Deepak Nath’s buy-out awards are in respect of outstanding equity incentives he forfeited on leaving his former company. All awards have been provided on a like-for-like basis in terms of the value provided and their performance and/or vesting periods. The awards (granted on 29 April 2022) comprised the following: 132,048 RSUs vesting between May 2022 and November 2025 127,461/84,868/97,360 performance shares vesting in November 2022/2023/2024 subject to the original performance conditions applicable to the forfeited performance share awards granted to Deepak by Siemens Heathineers AG (“SH”) in November 2018/2019/2020.
2	As noted above, a performance award over 127,461 shares was granted to Deepak Nath with vesting subject to the performance conditions applicable to the performance share award over SH shares originally granted to Deepak by SH in November 2018. Following completion of the performance measurement period, SH provided confirmation that 91.985% of the original award would have vested. Accordingly, 117,245 shares from the buy-out award vest with the balance, 10,216 shares, lapsing.
3	Roland Diggelmann stepped down from the Board as Chief Executive Officer with effect from 31 March 2022.

Please see Policy Table contained within the Annual Report 2020 on pages 128–137 on our website at www.smith-nephew.com for details of how the above plans operate. Following approval of the 2020 Remuneration Policy, no Annual Equity Incentive Programme awards were granted during 2022. The number of shares is calculated using the closing share price on the day before grant, which for the Performance Share Programme award granted on 20 May 2022 was 1,258.0p. The Deferred Share Bonus Plan award granted on 9 March 2022 is calculated using the closing share price on the day before grant being 1,197.5p. The buy-out award agreement granted on 29 April 2022 to Deepak Nath is calculated using the closing share price on the day before grant being 1,312.0p.

138	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Single total figure on remuneration

Chair and Non-Executive Directors

	Basic annual fee[1]		Committee Chair/ Senior Independent Director fee		Intercontinental travel fee		Total
Director	2022	2021	2022	2021	2022	2021	2022	2021
Roberto Quarta	£428,645	£428,645	–	–	£3,500	–	£432,145	£428,645
Jo Hallas[2]	£64,250	£18,173	–	–	£3,500	–	£67,750	£18,173
Erik Engstrom	£69,500	£69,500	–	–	–	–	£69,500	£69,500
Robin Freestone³	£53,750	£69,500	£15,000	£20,000	–	–	£68,750	£89,500
John Ma	$129,780	$113,472	–	–	$21,000	–	$150,780	$113,472
Katarzyna Mazur-Hofsaess	£69,500	£69,500	–	–	£3,500	–	£73,000	£69,500
Rick Medlock	£69,500	£69,500	£20,000	£20,000	£3,500	–	£93,000	£89,500
Marc Owen[4]	$129,780	$129,780	$35,000	$35,000	$21,000	$7,000	$185,780	$171,780
Angie Risley	£69,500	£69,500	£20,000	£20,000	£3,500	–	£93,000	£89,500
Bob White	$129,780	$129,780	–	–	$7,000	–	$136,780	$129,780

1	The basic annual fee includes shares purchased for the Chair and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table below.
2	Jo Hallas was appointed as a Non-Executive Director with effect from 1 February 2022.
3	Robin Freestone retired as a Non-Executive Director with effect from 30 September 2022.
4	Marc Owen waived his right to receive a $35,000 increase in fees pursuant to his appointment as Senior Independent Director on 1 October 2022.

Chair and Non-Executive Director fees

In February 2023 the fees paid to the Chair and the other Non-Executive directors were reviewed and it was determined that with effect from 1 April 2023 the fees paid will remain unchanged:

Annual fee paid to the Chair	£428,645 of which £107,161 paid in shares
Annual fee paid to Non-Executive Directors	£69,500 of which £6,500 paid in shares or $129,780 of which $9,780 paid in shares
Intercontinental travel fee (per meeting)	£3,500 or $7,000
Fee for Senior Independent Director and Committee Chair	£20,000 or $35,000

As part of the appointment of the new Chair, the Committee undertook the first detailed review of the associated fee since 2014 when the current Chair was first appointed. The review took into account a range of factors including relevant market data and the anticipated time commitment involved with the role. The resulting fee agreed by the Committee is £450,000 effective from 15 September 2023 and the new Chair will be required, each year, to purchase shares worth at least 25% of his post-tax annual fee.

Payments made to former Directors

Roland Diggelmann ceased to be Chief Executive Officer and a member of the Board on 31 March 2022. As detailed in last year’s Remuneration Report, in accordance with his employment agreement and with the Remuneration Policy approved by shareholders on 9 April 2020, Roland Diggelmann continued to receive his base salary of CHF1,380,000, pension payments and benefits up to 28 February 2023.

Roland Diggelmann holds an award over 42,113 shares under the Deferred Share Bonus Plan (“DBP”) which was granted on 9 March 2022. This represented 50% of his 2021 bonus which vests after three years in line with the Remuneration Policy. He will receive a further award under the DBP on 9 March 2023 to the value of 50% of his 2022 annual bonus. Roland also holds awards (in aggregate) over 191,048 shares at maximum under the Performance Share Programme, exclusive of dividend equivalents. These shares were pro-rated to his date of leaving and vest subject to achievement of the relevant performance conditions.

Legal fees incurred in connection with Roland Diggelmann’s stepping down from the Board of up to CHF 5,000 for Swiss legal advice and of up to £5,000 for English law advice are payable by the Company.

Service contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 125 of the Policy Report contained within the Annual Report 2020.

Smith+Nephew Annual Report 2022	139

Remuneration continued

Remuneration implementation report

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Deepak Nath			Roland Diggelmann [3]			Anne-Françoise Nesmes
	1 January 2022	31 December 2022	10 February 2023[1]	1 January 2022	31 December 2022	10 February 2023[1]	1 January 2022	31 December 2022	10 February 2023[1]
Ordinary shares	–	97,784[2]	97,784[2]	18,207	N/A	N/A	–	–	–
Share options	–	–	–	2,534	–	–	1,621	1,621	1,621
Deferred Bonus Programme award (2021 bonus)	–	–	–	–	42,113	42,113	–	24,169	24,169
Buy-out award agreement	–	205,208	205,208	–	–	–	–	–	–
Performance Share Programme awards[2]	–	259,422	259,422	385,420	191,048	191,048	145,662	280,310	280,310

1  The latest practicable date for this Annual Report.

2  These share awards are subject to further performance conditions before they may vest. The awards granted on 21 May 2020 and 21 December 2020 did not achieve the performance conditions and therefore lapsed in full on 21 February 2023 (see page 138 for further details).

3  Roland Diggelmann stepped down from the Board as Chief Executive Officer with effect from 31 March 2022.

The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company.

Beneficial interests of the Directors in the ordinary shares of the Company are as follows:

Director	1 January 2022 (or date of appointment if later)	31 December 2022 (or date of retirement if earlier)	10 February 2023[1]	Shareholding as % of annual fee[2,3,9]
Roberto Quarta[4]	67,468	73,300	73,300	196.51
Roland Diggelmann[5]	18,207	18,207	18,207	37.68
Erik Engstrom	16,442	16,774	16,774	276.95
Robin Freestone[6]	16,420	16,752	N/A	N/A
Jo Hallas [7]	–	5,332	5,332	95.23
John Ma4	296	924	924	9.94
Katarzyna Mazur-Hofsaess	366	880	880	14.53
Rick Medlock	3,264	3,564	3,564	58.84
Deepak Nath[8]	–	97,784	97,784	92.14
Anne-Françoise Nesmes	–	–	–	23.86
Marc Owen[4]	8,072	16,478	16,478	177.25
Angie Risley	5,011	5,343	5,343	88.22
Bob White[4]	6,656	7,284	7,284	78.35

1	The latest practicable date for this Annual Report.
2	Calculated using the closing share price of 1,147.5p per ordinary share and $27.92 per ADS on 10 February 2023, and an exchange rate of £1:$1.21125.
3	Due to their length of service some Non-Executive Directors have not met their shareholding requirements, but this will continue to be monitored in accordance with the Remuneration Policy.
4	Roberto Quarta, John Ma, Marc Owen and Bob White hold some of their shares in the form of ADS.
5	Roland Diggelmann stepped down from the Board as Chief Executive Officer with effect from 31 March 2022.
6	Robin Freestone retired from the Board as a Non-Executive Director with effect from 30 September 2022.
7	Jo Hallas was appointed Non-Executive Director with effect from 1 February 2022.
8	Deepak Nath was appointed Chief Executive Officer with effect from 1 April 2022.
9

For the purposes of calculating an Executive Director’s performance against their shareholding requirement, ordinary shares or ADRs held by the individual and their immediate family are included as are unvested awards under the DBP (on a net of tax basis) but not awards subject to an ongoing performance condition. The percentages in this column are consistent with this methodology.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

140	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Chief Executive Officer remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2021 and 2022 compared to that of employees generally was as follows:

	% change 2021/2022			% change 2020/2021			% change 2019/2020
		Taxable	Annual		Taxable	Annual		Taxable	Annual
	Salary/fees	benefits	incentive	Salary/fees	benefits	incentive	Salary/fees	benefits	incentive
Executive Directors
CEO[1] Deepak Nath	0%	-55.54%	44.89%	0%	0%	N/A	0%	0%	N/A
Roland Diggelmann
CFO Anne Françoise Nesmes	4.62%	3.97%	-29.50%	0%	0%	N/A	4.00%	-57.00%	-100.00%
Graham Baker
Non Executive Directors[2]	0%	0%	N/A	0%	0%	N/A	0%	N/A	N/A
Average of all employees	5.95%	N/A	N/A	1.64%	N/A	N/A	3.30%	N/A	N/A

1	Represents the difference between Roland Diggelmann and Deepak Nath.
2	There was no change to the fees paid to Non-Executive Directors during 2022.

The average cost of wages and salaries for employees generally decreased by 1.19% in 2022 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

When considering remuneration arrangements for our Executive Directors, the Committee takes into account pay across the Group in the following ways:

-  Salary levels and increases for all employees including Executive Directors take account of the scope and responsibility of position, the skills, experience and performance of the individual and general economic conditions within the relevant geographical market. When considering increases to Executive Director base salaries, the Committee considers the average pay increases in the market where the Executive Director is based.

-  All employees including the Executive Directors have performance objectives determined at the beginning of the year which cascade down from the Strategic Imperatives for the Group.

-  The level of variable pay determined for all employees, whether in the form of shares or cash is dependent on performance against these imperatives, both financially and personally.

-  Executive Directors participate in benefits plans and arrangements comparable to benefits paid to other senior executives in the relevant geography. Executive Directors participate in the same senior executive incentive plans (currently the Annual Bonus Plan and the Performance Share Programme) as other Executive Officers and senior executives. The level of award reflects the differing seniority of participants and the market where the Executive is located. Performance conditions for the Performance Share Programme are the same for Executive Directors and Executive Officers. Executives, however, have only three measures with no reference to ROIC. For the Annual Bonus Plan (ABP) Performance Measures apply to all Executives consistently, however, weighting between Financials and Non-Financials differs based on the position.

Smith+Nephew Annual Report 2022	141

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

Option A calculates pay for all employees on the same basis as the single figure for remuneration calculated for Executive Directors. The period for which the employee pay has been calculated under Option A is the calendar year 2022. Figures are calculated by reference to 31 December 2022 using actual pay data from 1 January 2022 to 31 December 2022. The single figure for remuneration for each employee includes earned salary, annual incentive, allowance, pension and benefits for 2022. Part-time employees have been excluded for the purpose of calculations. The Chief Executive Office single figure is an amalgamation of the data for the two individuals who held the post during the year.

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

The table below sets out the ratio at the median, lower and upper quartiles:

Year	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
2019	116:1	81:1	51:1
2020	42:1	29:1	19:1
2021	71:1	49:1	32:1
2022	160:1	107:1	70:1

In 2022, the ratio increased due to the impact of the buy-out award agreement made to Deepak Nath. Excluding this one-off arrangement, the median ratio would have been 47:1.

The table below provides the total pay figure used for each quartile employee, and the salary component within this.

Component	CEO[1]	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
Salary	$1,816,153	$38,619	$59,669	$52,021
Total pay	$6,103,705	$40,977	$61,046	$93,464

1	Roland Diggelmann is paid in Swiss Francs and this figure was converted into US Dollars for comparative reasons using CHF to US$1.046901.

Relative importance of spend on pay

When considering remuneration arrangements for our Executive Directors and employees as a whole, the Committee also takes into account the overall profitability of the Company and the amounts spent elsewhere, particularly in returning profits to shareholders in the form of dividends and share buy-backs.

The following table sets out the total amounts spent in 2022 and 2021 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2022	For the year to 31 December 2021	% change
Attributable profit for the year	$223m	$524m	-57%
Dividends paid during the year	$327m	$329m	0%
Share buy-back[1]	$158m	$0m	+100%
Total Group spend on remuneration	$1,565m	$1,562m	0%

1

Shares are bought in the market in respect of shares issued as part of the executive and employee share plans. In December 2021 we announced an updated capital allocation policy to prioritise the use of cash. The 2022 share buyback programme commenced on 22 February 2022 and $150 million was completed by 31 August 2022. As macroeconomic conditions continued to be uncertain, including higher cost inflation, the Board decided it was prudent to delay further buybacks until conditions improved. We remain committed to returning surplus cash to shareholders over time.

142	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index, of which the Company, is a constituent is shown below in accordance with Schedule 8 to the Regulations.

As we also compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 135), when considering TSR performance in the context of the Global Share Plan 2010 and Global Share Plan 2020, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Smith+Nephew Annual Report 2022	143

Remuneration continued

Remuneration implementation report continued

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous 10 years:

Year	Chief Executive Officer	Single figure of total remuneration $	Annual Cash Incentive payout against maximum %	Long-term incentive vesting rates against maximum opportunity Performance Share Programme shares %
2022	Deepak Nath[1]	$5,955,246	32	–
2022	Roland Diggelmann	$603,103	24	–
2021	Roland Diggelmann	$3,102,426	41	–
2020	Roland Diggelmann	$1,697,773	0[5]	–
2019	Roland Diggelmann[2]	$265,814	–	–
2019	Namal Nawana[3]	$4,489,374	71[6]	–
2018	Namal Nawana	$2,883,632	69	–
2018	Olivier Bohuon[4]	$2,383,582	63	46.5
2017	Olivier Bohuon	$5,116,689	61	54
2016	Olivier Bohuon	$3,332,850	30	8
2015	Olivier Bohuon	$5,342,377	75	33.5
2014	Olivier Bohuon	$6,785,121	43	57
2013	Olivier Bohuon	$4,692,858	84	0

1	Appointed Chief Executive Officer on 1 April 2022.
2	Appointed Chief Executive Officer on 1 November 2019 and stepped down on 31 March 2022.
3	Appointed Chief Executive Officer on 7 May 2018 and resigned on 31 October 2019.
4	Retired as Chief Executive Officer on 7 May 2018.
5	Due to the impact of Covid upon the Chief Executive Officer’s financial targets, a cash award of 0% was achieved.
6	Calculated as 106.7% for Namal Nawana (disclosed on page 108 of the Company’s Annual Report for the year ended 31 December 2019), divided by the maximum potential payout of 150%.

Gender pay ratio

In 2022, the Committee reviewed our UK gender pay ratio. It was noted that today our gender pay gap is greater than we would like it to be, but we are seeing improvements year-on-year. Our mean pay gap for the UK has decreased from 20% in 2021 to 16% in 2022, and the median gap has decreased from 17% in 2021 to 16% in 2022. We shall continue to review these figures.

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

Post cessation shareholding requirements

In addition, Executive Directors are expected to hold vested shares for up to two years post-vesting of the Performance Share Programme and Deferred Share Bonus Plan. They are expected to hold up to their shareholding requirement only. These shares are held in the vested Share Plan Account provided by the Company’s share plan administrator.

Statement of voting at Annual General Meeting

At the Annual General Meeting held on 13 April 2022, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Report are noted below. In addition, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Policy, which was last approved by shareholders on 9 April 2020 are noted below:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’ Remuneration report (excluding policy)	647,076,103	96.71	22,010,946	3.29	669,087,049	1,731,661
Approval of the Directors’ Remuneration Policy at the 2020 Annual General Meeting	676,749,445	97.71	15,843,720	2.29	692,593,165	352,762

144	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Senior management remuneration

The Group’s administrative, supervisory and management body (senior management) comprises for US reporting purposes, Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 86–89.

Compensation paid to senior management in respect of 2020, 2021 and 2022 was as follows:

	2022	2021	2020
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$17,211,000	$15,795,000	$12,369,000
Total compensation for loss of office	–	–	–
Aggregate increase in accrued pension scheme benefits	–	–	–
Aggregate amounts provided for under supplementary schemes	$1,626,000	$1,454,000	$1,753,000

As at 10 February 2023, senior management owned 530,016 shares and 8,457 ADSs, constituting less than 0.063% of the share capital of the Company. For this purpose, the Group is defined as the Executive Directors, members of the Executive Committee, including the Company Secretary and their Persons Closely Associated. Details of share awards granted during the year and held as at 10 February 2023 by members of senior management are as follows:

	Share awards granted during the year	Total share awards held as at 10 February 2023
Equity Incentive Programme awards	0	99,066
Deferred Share Bonus Plan awards	161,396	108,506
Performance Share Programme awards at maximum	1,400,882	2,121,358
Performance Share Programme – Supplementary awards	0	41,898
Conditional Share Awards under the Global Share Plan 2020	126,337	229,896
Buy-Out Award Agreement	441,737	205,208
Options under Employee ShareSave plans	2,135	3,756

The Smith+Nephew Employee Share Trust

Note 19.2 of these accounts states the movement in Treasury Shares and the Trust during 2022. No more shares are held within the Trust than are required for the next twelve months’ of anticipated vestings. Any unvested shares held in the Trust are not voted upon at shareholder meetings. No more than 5% of the issued share capital at 31 December 2022 is held within the Trust. At 31 December 2022 shares were held in the Trust representing 0.37% of the issued share capital.

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

Over the previous 10 years (2013 to 2022), the number of new shares issued under our share plans has been as follows:

All-employee share plans	7,102,563 (0.81% of issued share capital as at 10 February 2023)
Discretionary share plans	15,478,364 (1.77% of issued share capital as at 10 February 2023)

By order of the Board, on 21 February 2023

Angie Risley

Chair of the Remuneration Committee

Smith+Nephew Annual Report 2022	145

Accounts

Statement of Directors’ responsibilities	147
Report of Independent Registered Public Accounting Firm	148
Group financial statements	164
Notes to the Group accounts	168
Company financial statements	221
Notes to the Company accounts	223

146	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
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

In accordance with their obligations under the Companies Act 2006, the Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

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

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises pages IFC–81.

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Guidance and Transparency Rules, comprising pages 7, 20–21, 29–45, 47, 48–53, 56–68, 69–80, 84, 92–93, 97–100, 103–107, 108–109, 112–115, 197–198, 220, 225–228 and 240–248, was approved by the Board and signed on its behalf. We consider the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the Board, on 21 February 2023

Helen Barraclough

Company Secretary

Smith+Nephew Annual Report 2022	147

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Smith & Nephew plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group balance sheets of Smith & Nephew plc and subsidiaries (the “Group”) as of 31 December 2022 and 2021, the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the years in the three-year period ended 31 December 2022, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

148	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Recoverability of Orthopaedics CGU goodwill

As discussed in Notes 1.2 and 8 to the consolidated financial statements, the goodwill balance as of 31 December 2022 was $3,031 million, of which $953 million related to the Orthopaedics cash generating unit (CGU). The Group performs an impairment test for goodwill annually and whenever an indicator of impairment is identified. The recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for three years using data from the Group’s budget and strategic planning process and extrapolated for a further two years. The headroom for the Orthopaedics CGU has decreased from $1.1bn in the prior year to $0.6bn in the current year, primarily due to higher input inflation and supply chain challenges.

We identified the evaluation of the recoverability of Orthopaedics CGU goodwill as a critical audit matter. Significant auditor judgment was required to evaluate the key assumptions used in the Group’s impairment test, specifically the revenue growth rates and trading profit margins. Minor changes to these assumptions would have a significant effect on the Group’s assessment of the recoverable amount of the goodwill of Orthopaedics CGU.

The following are the primary procedures we performed to address this critical audit matter.

—
We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s goodwill impairment process, including controls over the key assumptions listed above.
—
We assessed the revenue growth rates and trading profit margins assumptions by comparing them to external industry forecasts and analysts’ reports.
—
We evaluated the Group’s ability to forecast the cash flow projections by comparing historical actual results to the approved budgets in the previous years.
—
We performed a sensitivity analysis over the key assumptions listed above to assess the impact on the value in use.

Provision for metal-on-metal hip products

As discussed in Note 17.1 to the consolidated financial statements, the Group holds a provision of $239 million relating to the present value at 31 December 2022 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The estimate for this provision requires the Group to use an actuarial model and make a number of key assumptions relating to the number of claimants and settlement outcomes.

We identified the evaluation of the provision for metal-on-metal hip products for these potential liabilities as a critical audit matter because especially challenging auditor judgment and specialised skills and knowledge was required in assessing the key assumptions above. Minor changes to these assumptions would have a significant effect on the provision.

The following are the primary procedures we performed to address this critical audit matter.

—
We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s legal provision process. This included controls related to the Group’s review, challenge and assessment of the metal–on-metal provision and related key assumptions listed above.
—
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
—
We evaluated the scope, competency, and objectivity of the Group’s experts involved in developing the actuarial model used in the determination of the provision by considering the work they were engaged to perform, their professional qualifications, and reporting lines.

Provision for excess and obsolescence (E&O) for Orthopaedics inventory

As discussed in Notes 1.2 and 12 to the consolidated financial statements, the Group’s total E&O provision is $504 million, approximately 80% of which is related to Orthopaedics. The Group has high levels of Orthopaedics inventory that is available for customers’ immediate use. Complete sets of products including large and small sizes of inventory (which are used less frequently) have to be available to customers at their premises. An assessment is made by the Group to identify excess or obsolete inventory. The key input into this provision is the estimate of the forecasted usage of inventory on hand which is based on assumptions of historical sales of inventory adjusted for other internal or external factors such as effectiveness of inventory deployment, length of product lives and planned phase out of product which may impact the demand for the product.

We identified the evaluation of the provision for excess and obsolescence for Orthopaedics inventory as a critical audit matter. A high degree of auditor judgement was required in assessing management’s estimate of forecasted usage of inventory, including the assessment of adjustments made to historical sales data.

Smith+Nephew Annual Report 2022	149

The following are the primary procedures we performed to address this critical audit matter.

—
We evaluated the design and tested the operating effectiveness of the internal control over the Group’s process for assessing the E&O provision, specifically the Group’s control over the key assumptions used to determine forecasted usage of Orthopaedics inventory.
—
We assessed and challenged the key assumptions listed above through a combination of interviews of both finance and operations personnel and inspection of internal budgets, including a selection of product plans to assess the impact of plans for phasing out product lines on forecasted usage of Orthopaedics inventory.
—
We evaluated the Group’s ability to accurately estimate the E&O provision by comparing historically recorded provisions to actual inventory write-offs and historic estimates of forecasted usage to actual usage.
—
We assessed the sensitivity of the key assumptions listed above, incorporating the recent volatility in sales of inventory, to consider their impact on the Group’s determination of the provision recognised.

/s/ KPMG LLP

We have served as the Group’s auditor since 2015.

London, United Kingdom

21 February 2023

PCAOB ID 1118

150	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	151

THIS PAGE LEFT INTENTIONALLY BLANK

152	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	153

THIS PAGE LEFT INTENTIONALLY BLANK

154	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	155

THIS PAGE LEFT INTENTIONALLY BLANK

156	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	157

THIS PAGE LEFT INTENTIONALLY BLANK

158	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	159

THIS PAGE LEFT INTENTIONALLY BLANK

160	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	161

THIS PAGE LEFT INTENTIONALLY BLANK

162	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2022	163

Group financial statements

Group income statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2022	2021	2020
	Notes	$ million	$ million	$ million
Revenue	2	5,215	5,212	4,560
Cost of goods sold		(1,540)	(1,543)	(1,396)
Gross profit		3,675	3,669	3,164
Selling, general and administrative expenses	3	(2,880)	(2,720)	(2,562)
Research and development expenses	3	(345)	(356)	(307)
Operating profit	2 & 3	450	593	295
Interest income	4	14	6	6
Interest expense	4	(80)	(80)	(62)
Other finance costs	4	(8)	(17)	(7)
Share of results of associates	11	(141)	9	14
Gain on disposal of interest in associate	11	–	75	–
Profit before taxation		235	586	246
Taxation	5	(12)	(62)	202
Attributable profit for the year[1]		223	524	448
Earnings per ordinary share[1]	6
Basic		25.5¢	59.8¢	51.3¢
Diluted		25.5¢	59.7¢	51.2¢

Group statement of comprehensive income

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2022	2021	2020
	Notes	$ million	$ million	$ million
Attributable profit for the year[1]		223	524	448
Other comprehensive income:
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	18	30	79	10
Taxation on other comprehensive income	5	(7)	(22)	(4)
Total items that will not be reclassified to income statement		23	57	6

Items that may be reclassified subsequently to income statement
Cash flow hedges – forward foreign exchange contracts
Gains/(losses) arising in the year		24	34	(24)
(Gains)/losses transferred to inventories for the year		(37)	7	(6)
Exchange differences on translation of foreign operations		(102)	(53)	21
Taxation on other comprehensive income	5	2	(5)	4
Total items that may be reclassified subsequently to income statement		(113)	(17)	(5)
Other comprehensive (loss)/income for the year, net of taxation		(90)	40	1
Total comprehensive income for the year[1]		133	564	449

1	Attributable to equity holders of the Company and wholly derived from continuing operations.

  The Notes on pages 168–220 are an integral part of these accounts.

164	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Group balance sheet

		At	At
		31 December	31 December
		2022	2021
	Notes	$ million	$ million
Assets
Non-current assets
Property, plant and equipment	7	1,455	1,513
Goodwill	8	3,031	2,989
Intangible assets	9	1,236	1,398
Investments	10	12	10
Investments in associates	11	46	188
Other non-current assets	13	12	15
Retirement benefit assets	18	141	182
Deferred tax assets	5	177	201
		6,110	6,496
Current assets
Inventories	12	2,205	1,844
Trade and other receivables	13	1,264	1,184
Current tax receivable		37	106
Cash at bank	15	350	1,290
		3,856	4,424
Total assets		9,966	10,920

Equity and liabilities
Equity attributable to owners of the Company
Share capital	19	175	177
Share premium		615	614
Capital redemption reserve		20	18
Treasury shares	19	(118)	(120)
Other reserves		(459)	(346)
Retained earnings		5,026	5,225
Total equity		5,259	5,568
Non-current liabilities
Long-term borrowings and lease liabilities	15	2,712	2,848
Retirement benefit obligations	18	70	127
Other payables	14	90	67
Provisions	17	84	35
Deferred tax liabilities	5	36	144
		2,992	3,221
Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	15	160	491
Trade and other payables	14	1,098	1,096
Provisions	17	243	322
Current tax payable		214	222
		1,715	2,131
Total liabilities		4,707	5,352
Total equity and liabilities		9,966	10,920

The accounts were approved by the Board and authorised for issue on 21 February 2023 and are signed on its behalf by:

Roberto Quarta	Deepak Nath, PhD	Anne-Françoise Nesmes
Chair	Chief Executive Officer	Chief Financial Officer

  The Notes on pages 168–220 are an integral part of these accounts.

Smith+Nephew Annual Report 2022	165

Group financial statements continued

Group cash flow statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2022	2021	2020
	Notes	$ million	$ million	$ million
Cash flows from operating activities
Profit before taxation		235	586	246
Net interest expense	4	66	74	56
Depreciation, amortisation and impairment		617	567	562
Loss on disposal of property, plant and equipment and software		11	14	34
Share-based payments expense (equity-settled)	22	40	41	26
Share of results of associates	11	141	(9)	(14)
Gain on disposal of interest in associate	11	–	(75)	–
Net movement in post-retirement benefit obligations		6	–	1
Increase in inventories		(407)	(151)	(45)
(Increase)/decrease in trade and other receivables		(103)	(81)	209
(Decrease)/increase in trade and other payables and provisions		(25)	82	(103)
Cash generated from operations[1]		581	1,048	972
Interest received		7	6	2
Interest paid		(73)	(80)	(61)
Income taxes (paid)/refunded		(47)	(97)	22
Net cash inflow from operating activities		468	877	935
Cash flows from investing activities
Acquisitions, net of cash acquired		(113)	(285)	(170)
Capital expenditure		(358)	(408)	(443)
Purchase of investments		(2)	(2)	(2)
Distribution from associate	11	1	4	9
Net cash used in investing activities		(472)	(691)	(606)
Cash flows from financing activities
Proceeds from issue of ordinary share capital	20	1	2	2
Purchase of own shares	20	(158)	–	(16)
Payment of capital element of lease liabilities	20	(54)	(59)	(55)
Settlement of borrowings due within one year	20	(407)	(267)	(5)
Proceeds from borrowings due after one year	20	485	–	1,950
Settlement of borrowings due after one year	20	(474)	–	(400)
Proceeds from own shares	20	5	12	9
Settlement of currency swaps	20	3	(4)	7
Equity dividends paid	19	(327)	(329)	(328)
Net cash (used in)/from financing activities		(926)	(645)	1,164
Net (decrease)/increase in cash and cash equivalents		(930)	(459)	1,493
Cash and cash equivalents at beginning of year	20	1,285	1,751	257
Exchange adjustments	20	(11)	(7)	1
Cash and cash equivalents at end of year[2]		344	1,285	1,751

1	Includes $120m (2021: $108m, 2020: $117m) of outgoings on restructuring and rationalisation expenses, $22m (2021: $28m, 2020: $24m) of outgoings on acquisition and disposal-related items and $133m outflow (2021: $111m, 2020: $75m) of legal and other items.
2	Cash and cash equivalents is net of bank overdrafts of $6m (2021: $5m, 2020: $11m).

The Notes on pages 168–220 are an integral part of these accounts.

166	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Group statement of changes in equity

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares[2]	reserves[3]	earnings[4]	equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2019	177	610	18	(189)	(324)	4,849	5,141
Attributable profit for the year[1]	–	–	–	–	–	448	448
Other comprehensive income	–	–	–	–	(5)	6	1
Equity dividends declared and paid	–	–	–	–	–	(328)	(328)
Share-based payments recognised	–	–	–	–	–	26	26
Taxation on share-based payments	–	–	–	–	–	(4)	(4)
Purchase of own shares	–	–	–	(16)	–	–	(16)
Cost of shares transferred to beneficiaries	–	–	–	37	–	(28)	9
Cancellation of treasury shares	–	–	–	11	–	(11)	–
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2020	177	612	18	(157)	(329)	4,958	5,279
Attributable profit for the year[1]	–	–	–	–	–	524	524
Other comprehensive income	–	–	–	–	(17)	57	40
Equity dividends declared and paid	–	–	–	–	–	(329)	(329)
Share-based payments recognised	–	–	–	–	–	41	41
Taxation on share-based payments	–	–	–	–	–	(1)	(1)
Cost of shares transferred to beneficiaries	–	–	–	37	–	(25)	12
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2021	177	614	18	(120)	(346)	5,225	5,568
Attributable profit for the year[1]	–	–	–	–	–	223	223
Other comprehensive income	–	–	–	–	(113)	23	(90)
Equity dividends declared and paid	–	–	–	–	–	(327)	(327)
Share-based payments recognised	–	–	–	–	–	40	40
Taxation on share-based payments	–	–	–	–	–	(3)	(3)
Purchase of own shares	–	–	–	(158)	–	–	(158)
Cost of shares transferred to beneficiaries	–	–	–	31	–	(26)	5
Cancellation of treasury shares	(2)	–	2	129	–	(129)	–
Issue of ordinary share capital[5]	–	1	–	–	–	–	1
At 31 December 2022	175	615	20	(118)	(459)	5,026	5,259

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2022 was $452m (2021: $350m, 2020: $297m).
4	Within retained earnings is a capital reserve of $2,266m (2021: $2,266m, 2020: $2,266m).
5	Issue of ordinary share capital in connection with the Group’s share incentive plans.

  The Notes on pages 168–220 are an integral part of these accounts.

Smith+Nephew Annual Report 2022	167

Group financial statements continued

Notes to the Group accounts

1 Basis of preparation

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2022. IFRS as adopted in the UK differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

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

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current challenging economic environment have been considered as part of the Group’s adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these financial statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $344m of cash and cash equivalents at 31 December 2022. The Group’s net debt, excluding lease liabilities, at 31 December 2022 was $2,339m with access to committed facilities of $3.7bn with an average maturity of 5.1 years. At the date of approving these financial statements, the funding position of the Group has remained unchanged and the cash position is not materially different.

The Group has $105m of private placement debt due for repayment in 2023. $1,160m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a significant global economic recession, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of these financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing these financial statements.

New accounting standards effective 2022

A number of new amendments to standards are effective from 1 January 2022 but they do not have a material effect on the Group’s financial statements.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2022 and earlier application is permitted; however, the Group has not early adopted them in preparing these financial statements.

168	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

1.1 Consolidation

The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control and continue to be consolidated until the date that such control ceases. Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated on consolidation. All subsidiaries have year ends which are coterminous with the Group’s, with the exception of jurisdictions whereby a different year end is required by local legislation.

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

The Group’s accounting policies do not include any critical judgements. The Group’s accounting policies are set out in Notes 1–23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s estimation are outlined below. The critical estimates are consistent with 31 December 2021. Management have considered the impact of the uncertainties around the current challenging economic environment below.

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

Current economic environment impact assessment: In assessing the increase in provision for excess and obsolete inventory, management have considered the impact of higher input cost inflation on increased inventory levels. Management have not changed their accounting policy since 31 December 2021, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to inventory growth, the provision has increased from $430m at 31 December 2021 to $504m at 31 December 2022. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $504m at 31 December 2022 in the next 12 months. The provision has a high degree of estimation uncertainty given the range of products and sizes, with a potential range of reasonable outcomes that could be material over the longer term.

Smith+Nephew Annual Report 2022	169

Group financial statements continued

Notes to the Group accounts continued

1 Basis of preparation continued

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2023 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. See Note 17 for further details.

Current economic environment impact assessment: Management considered whether there had been any changes to the number and value of claims due to current challenging economic environment and to date have not identified any significant changes in trends. If the experience changes in the future, the value of provisions may require adjustment.

Impairment

In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. There has been a decrease in the level of headroom in relation to goodwill impairment testing for the Orthopaedics CGU which is sensitive to a reasonably possible change in assumptions. For other intangible assets and goodwill CGUs, this critical estimate is not considered to have a significant risk of material adjustment in 2023 or thereafter based on sensitivity analyses undertaken (as outlined below). See Notes 8 and 9 for further details on impairment reviews.

Current economic environment impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2022 to identify any indicators of impairment as a result of current economic environment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. Impairments of $39m, related to immaterial product intangible assets, were identified as a result of the impairment reviews undertaken.

1.3 Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements:

-	The impact of climate change on the going concern assessment and the viability of the Group over the next three years.
-	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill.
-	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

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

170	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2022	2021	2020
Average rates
Sterling	1.23	1.38	1.28
Euro	1.05	1.18	1.14
Swiss Franc	1.05	1.09	1.07
Year end rates
Sterling	1.21	1.35	1.37
Euro	1.07	1.13	1.23
Swiss Franc	1.08	1.10	1.14

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

Smith+Nephew Annual Report 2022	171

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

Segment revenue reconciles to statutory revenues from continuing operations as follows:

	2022	2021	2020
	$ million	$ million	$ million
Reportable segment revenue
Orthopaedics	2,113	2,156	1,917
Sports Medicine & ENT	1,590	1,560	1,333
Advanced Wound Management	1,512	1,496	1,310
Revenue from external customers	5,215	5,212	4,560

172	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Disaggregation of revenue:

The following table shows the disaggregation of Group revenue by product franchise:

	2022	2021	2020
	$ million	$ million	$ million
Revenue by product from continuing operations
Knee Implants	899	876	822
Hip Implants	584	612	567
Other Reconstruction	87	92	68
Trauma & Extremities	543	576	460
Orthopaedics	2,113	2,156	1,917
Sports Medicine Joint Repair	870	839	710
Arthroscopic Enabling Technologies	567	590	517
ENT (Ear, Nose and Throat)	153	131	106
Sports Medicine & ENT	1,590	1,560	1,333
Advanced Wound Care	712	731	647
Advanced Wound Bioactives	520	496	431
Advanced Wound Devices	280	269	232
Advanced Wound Management	1,512	1,496	1,310
Consolidated revenue from continuing operations	5,215	5,212	4,560

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives product franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

			2022			2021			2020
	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Orthopaedics, Sports Medicine & ENT	2,949	754	3,703	2,969	747	3,716	2,619	631	3,250
Advanced Wound Management	1,319	193	1,512	1,327	169	1,496	1,170	140	1,310
Total	4,268	947	5,215	4,296	916	5,212	3,789	771	4,560

1	Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

US revenue for 2022 was $2,764m (2021: $2,658m, 2020: $2,339m), China revenue for 2022 was $319m (2021: $352m, 2020: $318m) and UK revenue for 2022 was $186m (2021: $189m, 2020: $166m).

Smith+Nephew Annual Report 2022	173

Group financial statements continued

Notes to the Group accounts continued

2 Business segment information continued

Contract assets and liabilities

The nature of our products and services do not generally give rise to contract assets as we do not typically incur costs to fulfil a contract before a product or service is provided to the customer. The Group generally satisfies performance obligations within one year from the contract inception date. There was no material revenue recognised in the current reporting period that related to carried-forward contract liabilities (deferred income) or performance obligations satisfied in the previous year. There is no material revenue that is likely to arise in future periods from unsatisfied performance obligations at the balance sheet date. Therefore, there are no associated significant accrued income and deferred income balances at 31 December 2022. As of 31 December 2022, contract assets principally comprise trade receivables and contract liabilities principally comprise rebates (as described in the accounting policy above). The accrual for rebates at 31 December 2022 was $103m (2021: $97m) with $369m being recognised in revenue in 2022.

Major customers

No single customer generates revenue greater than 10% of the consolidated revenue.

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items. Further detail is provided in Notes 2.3, 2.4, 2.5 and 2.6.

Segment trading profit is reconciled to the statutory measure below:

	2022	2021	2020
	$ million	$ million	$ million
Segment profit
Orthopaedics	383	367	389
Sports Medicine & ENT	472	459	306
Advanced Wound Management	436	474	316
Segment trading profit	1,291	1,300	1,011
Corporate costs	(390)	(364)	(328)
Group trading profit	901	936	683
Acquisition and disposal-related items	(4)	(7)	(4)
Restructuring and rationalisation expenses	(167)	(113)	(124)
Amortisation and impairment of acquisition intangibles	(205)	(172)	(171)
Legal and other	(75)	(51)	(89)
Group operating profit	450	593	295

2.3 Acquisition and disposal related items

For the year to 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the year to 31 December 2021 costs primarily relate to the acquisition of Extremity Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration from prior year acquisitions.

2.4 Restructuring and rationalisation costs

For the year ended 31 December 2022, these costs include efficiency and productivity elements of the 12-point plan.

For the years ended 31 December 2022, 2021 and 2020, these costs also relate to the Operations and Commercial Excellence programme.

For the years ended 31 December 2021 and 2020, the costs also include the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

174	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

2.5 Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2022, 2021 and 2020, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

2.6 Legal and other

For the year ended 31 December 2022, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $19m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

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

The years ended 31 December 2022, 2021 and 2020 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021 with a transition period to May 2024.

2.7 Non-current assets by geography

The following table presents the non-current assets of the Group based on their location:

	2022	2021	2020
	$ million	$ million	$ million
United Kingdom	487	541	403
United States of America	3,918	4,125	4,093
Other	1,387	1,447	1,517
Total non-current assets of the consolidated Group[1]	5,792	6,113	6,013

1	Non-current assets exclude retirement benefit assets and deferred tax assets.

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

Smith+Nephew Annual Report 2022	175

Group financial statements continued

Notes to the Group accounts continued

3 Operating profit continued

	2022	2021	2020
	$ million	$ million	$ million
Revenue	5,215	5,212	4,560
Cost of goods sold[1]	(1,540)	(1,543)	(1,396)
Gross profit	3,675	3,669	3,164
Research and development expenses[2]	(345)	(356)	(307)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(2,066)	(2,013)	(1,773)
Administrative expenses[3,4,5,6]	(814)	(707)	(789)
	(2,880)	(2,720)	(2,562)
Operating profit	450	593	295
1	2022 includes $4m charge relating to legal and other items, $20m charge relating to restructuring and rationalisation expenses and $5m charges relating to acquisition and disposal-related items (2021: $7m charge relating to legal and other items and $29m charge relating to restructuring and rationalisation expenses, 2020: $6m charge relating to legal and other items and $15m charge relating to restructuring and rationalisation expenses).
2	2022 includes $35m charge relating to legal and other items (2021: $39m, 2020: $28m), $5m charge relating to acquisition and disposal related items (2021: $7m, 2020: $nil) and $5m charge relating to restructuring and rationalisation expenses (2021: $nil, 2020: $nil).
3	2022 includes $56m of amortisation of software and other intangible assets (2021: $65m, 2020: $63m).
4	2022 includes $205m of amortisation and impairment of acquisition intangibles and $142m of restructuring and rationalisation expenses (2021: $172m of amortisation and impairment of acquisition intangibles and $84m of restructuring and rationalisation expenses, 2020: $171m of amortisation and impairment of acquisition intangibles and $109m of restructuring and rationalisation expenses).
5	2022 includes $36m charge relating to legal and other items (2021: $5m charge, 2020: $55m charge).
6	2022 includes $6m credit relating to acquisition and disposal-related items (2021: $nil, 2020: $4m charge).

Note that items detailed in 1, 2, 4, 5 and 6 are excluded from the calculation of trading profit, the segments’ profit measure.

Operating profit is stated after charging/(crediting) the following items:

	2022	2021	2020
	$ million	$ million	$ million
Other operating income	(7)	(35)	–
Amortisation of intangible assets	229	237	234
Impairment of intangible assets	39	2	12
Impairment of property, plant and equipment	30	1	5
Fair value remeasurement of trade investments	–	1	–
Depreciation of property, plant and equipment[1]	319	326	311
Loss on disposal of property, plant and equipment and intangible assets	11	14	34
Advertising costs	92	81	66
1	The 2022 depreciation charge includes $56m (2021: $56m, 2020: $51m) related to right-of-use assets.

In 2022, other operating income comprises insurance recoveries for ongoing metal-on-metal hip claims of $7m (2021: $35m, 2020: $nil). In 2022, $7m (2021: $35m, 2020: $nil) of other operating income was included with legal and other items, as explained in Note 2.6, and does not form part of trading profit, the segments’ profit measure.

176	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

		2022	2021	2020
	Notes	$ million	$ million	$ million
Wages and salaries		1,565	1,562	1,392
Social security costs		215	223	190
Pension costs (including retirement healthcare)	18	88	93	78
Share-based payments	22	40	41	26
		1,908	1,919	1,686

During the year ended 31 December 2022, the average number of employees was 19,094 (2021: 18,976, 2020: 18,581).

3.2 Audit Fees – information about the nature and cost of services provided by the auditor

	2022	2021	2020
	$ million	$ million	$ million
Audit services:
Group accounts	7.2	5.5	5.0
Local statutory audit pursuant to legislation	2.2	2.0	2.0
Other services:
Audit-related services	0.4	0.1	0.4
Total auditor’s remuneration	9.8	7.6	7.4
Arising:
In the UK	5.3	3.5	3.6
Outside the UK	4.5	4.1	3.8
	9.8	7.6	7.4

4 Interest and other finance costs

4.1 Interest income/(expense)

	2022	2021	2020
	$ million	$ million	$ million
Interest income	14	6	6
Interest expense:
Bank borrowings	(3)	(3)	(4)
Private placement notes	(39)	(46)	(42)
Lease liabilities	(6)	(7)	(6)
Corporate bond	(27)	(21)	(5)
Other	(5)	(3)	(5)
	(80)	(80)	(62)
Net interest expense	(66)	(74)	(56)

4.2 Other finance costs

		2022	2021	2020
	Notes	$ million	$ million	$ million
Retirement benefit net interest expense	18	(2)	(3)	(2)
Unwinding of discount		(9)	(10)	(11)
Other		3	(4)	6
Other finance costs		(8)	(17)	(7)

Smith+Nephew Annual Report 2022	177

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

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date taking into account the recoverability of the deferred tax assets, future profitability and any restrictions on use. The Group considers available evidence to assess future profitability over a reasonably foreseeable time period, depending on the circumstances and typically a minimum of five years. Any material unrecognised deferred tax assets are disclosed in Note 5.2.

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

5.1 Taxation charge attributable to the Group

	2022	2021	2020
	$ million	$ million	$ million
Current taxation:
UK corporation tax	17	14	16
Overseas tax	104	126	40
Current income tax charge	121	140	56
Adjustments in respect of prior periods	(10)	(33)	(191)
Total current taxation	111	107	(135)
Deferred taxation:
Origination and reversal of temporary differences	(77)	(35)	(49)
Changes in tax rates	(5)	(14)	(12)
Adjustments to estimated amounts arising in prior periods	(17)	4	(6)
Total deferred taxation	(99)	(45)	(67)
Total taxation as per the income statement	12	62	(202)
Taxation in other comprehensive income	5	27	–
Taxation in equity	3	1	4
Taxation charge/(credit) attributable to the Group	20	90	(198)

178	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The 2022 and 2021 net prior period adjustments of $27m and $29m respectively relate principally to provision releases following the resolution of tax audits and other uncertain tax matters, and other one-off items. The 2020 net prior period adjustment of $197m is explained predominantly by a $100m prior year current tax credit due to the successful outcome of UK tax litigation, releases of provisions following the conclusion of tax audits, and loss carry-backs to prior periods.

The total taxation charge of $12m as per the income statement includes a $127m net credit (2021: $85m net credit, 2020: $274m net credit) as a consequence of restructuring and rationalisation-related costs, acquisition and disposal-related items, amortisation and impairment of acquisition intangibles, legal and other items. The 2020 net credit was significantly higher predominantly as a result of refunds and future recoverable amounts recognised following the successful outcome of the UK tax litigation disclosed in the 2020 Annual Report ($142m), and also a one-off carry-back of losses attributable to non-trading costs to prior periods taxable at a higher rate.

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including transfer pricing, tax rate changes, tax legislation changes, tax authority interpretation, expiry of statute of limitations, tax litigation, and resolution of tax audits and disputes.

At any given time, the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. Total tax liabilities include $150m (2021: $152m) in relation to uncertain tax positions which relate to multiple issues across the jurisdictions in which the Group operates. Other payables include $10m (2021: $14m) of interest on these provisions. There are $37m (2021: $106m) of tax receivables relating to payments on account and repayments due in a number of jurisdictions, principally relating to the US.

The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters, as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided, resulting in a negative or positive effect on the tax charge in any given year. A reduction in the tax charge may also arise for other reasons such as an expiry of the relevant statute of limitations. Depending on the final outcome of tax audits which are currently in progress, statute of limitations expiry, and other factors, an impact on the tax charge could arise. Whilst such an impact can vary from year to year, these releases depend on factors which are uncertain, both as to outcome and timing. However, at the current time, we believe the possibility of a material impact on the tax charge for 2023 is unlikely.

OECD BEPS 2.0 - Pillar Two

The OECD Pillar Two Globe Rules introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise (MNE) groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation. On 2 February 2023, the OECD published its Agreed Administrative Guidance for the Pillar Two Globe Rules providing greater detail on the application of the rules. The Group will be subject to the Pillar Two Model Rules which is likely to result in an increase in our Group tax rate from 2024 onwards. The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

Smith+Nephew Annual Report 2022	179

Group financial statements continued

Notes to the Group accounts continued

5 Taxation continued

The UK standard rate of corporation tax for 2022 is 19.0% (2021: 19.0%, 2020: 19.0%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge.

The UK Government announced on 14 October 2022 that the UK corporation tax rate will increase to 25% from 1 April 2023 as already enacted in the UK Finance Act 2021. The impact of this rate change is reflected in the calculation of the taxation charge, and in the tax reconciliation below.

	2022	2021	2020
	$ million	$ million	$ million
Profit before taxation	235	586	246
Expected taxation at UK statutory rate of 19.0% (2021: 19.0%, 2020: 19%)	45	111	47
Differences in overseas taxation rates	(19)	(17)	(37)
Innovation reliefs	(10)	(12)	(9)
Tax losses and other deferred tax assets not recognised	–	7	15
Recognition of previously unrecognised tax losses	(4)	(2)	(45)
Expenses not deductible for tax purposes[1]	31	22	29
Change in tax rates[2]	(5)	(14)	(12)
Withholding tax on unremitted earnings	1	(4)	7
Adjustments in respect of prior years[3]	(27)	(29)	(197)
Total taxation charge/(credit) as per the income statement	12	62	(202)

1	In 2022, this includes a $7m impact of non-tax deductible impairment on UK owned investments (2021: $17m impact of non-taxable accounting gains recognised on UK-owned investments).
2	In 2022, the tax rate changes primarily relate to an increase in deferred tax resulting from the increase in the UK corporation tax rate due to come into effect on 1 April 2023. In 2021, the net impact to deferred tax assets and liabilities was $6m which comprises $14m in the income statement and $8m in other comprehensive income as shown in the table below.
3	The adjustments in respect of prior years are explained on page 179.

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

					Inventory,
	Accelerated		Retirement	Losses	provisions
	tax		benefit	and other	and other
	depreciation	Intangibles	obligations	tax attributes	differences	Total
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2020	(61)	(209)	5	123	203	61
Exchange adjustment	–	–	(1)	–	(7)	(8)
Movement in income statement – current year	16	24	1	4	(10)	35
Movement in income statement – prior years	(2)	10	–	(10)	(2)	(4)
Movement in other comprehensive income	–	–	(15)	–	(5)	(20)
Movement in equity	–	–	–	–	(1)	(1)
Changes in tax rate	–	(2)	(8)	10	6	6
Acquisitions	2	(22)	–	3	5	(12)
At 31 December 2021	(45)	(199)	(18)	130	189	57
Exchange adjustment	–	1	2	–	(10)	(7)
Movement in income statement – current year	(28)	15	1	1	88	77
Movement in income statement – prior years	–	4	1	9	3	17
Movement in other comprehensive income	–	–	(7)	–	2	(5)
Movement in equity	–	–	–	–	(3)	(3)
Changes in tax rate	(2)	(2)	–	–	9	5
At 31 December 2022	(75)	(181)	(21)	140	278	141

Represented by:

	2022	2021
	$ million	$ million
Deferred tax assets	177	201
Deferred tax liabilities	(36)	(144)
Net position at 31 December	141	57

180	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The deferred tax asset of $278m (2021: $189m) relating to inventory, provisions and other differences comprises deferred tax relating to inventory of $117m (2021: $116m), provisions and other short-term temporary differences of $153m (2021: $65m) and bad debt provisions of $8m (2021: $8m).

The Group has gross unused trading and non-trading tax losses of $839m (2021: $841m), gross unused research and development tax credits of $24m (2021: $21m) and gross unused capital losses of $97m (2021: $108m), available for offset against future profits. None of these amounts are due to expire within 5 years from the balance sheet date if not utilised.

A deferred tax asset of $140m (2021: $130m) has been recognised in respect of $541m (2021: $508m) of the trading and non-trading tax losses and $12m (2021: $21m) of research and development tax credits. No deferred tax asset has been recognised on the remaining unused tax losses as it is not probable that future taxable profits will be available against which they can be utilised.

Management will reassess the recoverability of deferred tax assets at each balance sheet date by taking into account all relevant and available information. The Group assesses the likelihood of these being recovered within a reasonably foreseeable timeframe, being typically a minimum of five years, taking into account the future expected profit profile and business model of each relevant company or country, and any potential legislative restrictions on use. Short-term timing differences are generally recognised ahead of losses and other tax attributes as being likely to reverse more quickly.

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

Adjusted earnings per share

Adjusted earnings per share (or adjusted basic earnings per share) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal-related items including amortisation and impairment of acquisition intangible assets; significant restructuring programmes; significant gains and losses arising from legal disputes and other significant items (including UK tax litigation) and taxation thereon. Adjusted diluted earnings per share is calculated by adjusting the adjusted basic earnings per share for the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, which comprise share options and awards granted to employees.

Smith+Nephew Annual Report 2022	181

Group financial statements continued

Notes to the Group accounts continued

6 Earnings per ordinary share continued

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2022	2021	2020
	$ million	$ million	$ million
Earnings
Attributable profit for the year	223	524	448
Adjusted attributable profit (see below)	713	710	564

Attributable profit is reconciled to adjusted attributable profit as follows:

		2022	2021	2020
	Notes	$ million	$ million	$ million
Attributable profit for the year		223	524	448
Acquisition and disposal-related items[1]		162	(73)	4
Restructuring and rationalisation costs[2]	3	168	113	124
Amortisation and impairment of acquisition intangibles[3]	9	205	172	171
Legal and other[4]		82	59	91
UK tax litigation	5	–	–	(142)
Taxation on excluded items	5	(127)	(85)	(132)
Adjusted attributable profit		713	710	564

1

Acquisition and disposal related items includes a $4m charge within operating profit (2021: $7m charge, 2020: $4m charge) and a $158m charge within share of result of associates (2021: $5m credit, 2020: $nil) and a $nil gain on disposal of interest in associate (2021: $75m gain, 2020: $nil). See details in Note 11.

2 Restructuring and rationalisation costs include a $167m charge within operating profit (2021: $113m, 2020: $124m) and a $1m charge within share of result of associates (2021: $nil, 2020: $nil).

3	In 2022, amortisation and impairment of acquisition intangibles includes a $205m charge within operating profit (2021: $172m charge with operating profit, 2020: $171m charge within operating profit).
4

Legal and other charge in 2022 includes $75m (2021: $51m charge, 2020: $89m charge) within operating profit (refer to Note 2.6) and a $7m charge (2021: $8m charge, 2020: $8m charge) within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims globally. In 2020, other finance costs includes a credit of $6m for interest on a tax refund relating to the UK tax litigation case (see Note 5).

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings per ordinary share are as follows:

	2022	2021	2020
Number of shares (millions)
Basic weighted number of shares	872	877	875
Dilutive impact of share incentive schemes outstanding	1	1	2
Diluted weighted average number of shares	873	878	877

Earnings per ordinary share
Basic	25.5¢	59.8¢	51.3¢
Diluted	25.5¢	59.7¢	51.2¢
Adjusted:
Basic	81.8¢	80.9¢	64.6¢
Diluted	81.6¢	80.8¢	64.4¢

182	Smith+Nephew Annual Report 2022

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

Smith+Nephew Annual Report 2022	183

Group financial statements continued

Notes to the Group accounts continued

7 Property, plant and equipment continued

			Plant and equipment		Assets in
		Land and			course of
		buildings	Instruments	Other	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2021		616	1,676	1,244	216	3,752
Exchange adjustment		(9)	(53)	(16)	(1)	(79)
Acquisitions	21	9	9	2	2	22
Additions		53	151	40	161	405
Disposals		(10)	(88)	(28)	2	(124)
Impairment		–	–	(6)	–	(6)
Transfers		29	(1)	46	(77)	(3)
At 31 December 2021		688	1,694	1,282	303	3,967
Exchange adjustment		(18)	(66)	(39)	(6)	(129)
Acquisitions	21	–	2	–	–	2
Additions		51	129	24	136	340
Disposals		(45)	(58)	(49)	(1)	(153)
Impairment		–	–	–	(3)	(3)
Transfers		50	9	114	(173)	–
At 31 December 2022		726	1,710	1,332	256	4,024
Depreciation and impairment
At 1 January 2021		199	1,233	871	–	2,303
Exchange adjustment		(4)	(43)	(13)	–	(60)
Charge for the year		62	178	86	–	326
Impairment		–	–	(5)	–	(5)
Disposals		(10)	(75)	(25)	–	(110)
Transfers		2	(1)	(1)	–	–
At 31 December 2021		249	1,292	913	–	2,454
Exchange adjustment		(8)	(52)	(29)	–	(89)
Charge for the year		62	172	85	–	319
Impairment		18	8	1	–	27
Disposals		(37)	(58)	(47)	–	(142)
Transfers		–	4	(4)	–	–
At 31 December 2022		284	1,366	919	–	2,569
Net book amounts
At 31 December 2022		442	344	413	256	1,455
At 31 December 2021		439	402	369	303	1,513

Land and buildings includes land with a cost of $22m (2021: $23m) that is not subject to depreciation. Transfers from assets in course of construction includes $nil (2021: $3m) of software. Assets under construction in 2022 reflect that the Group is undergoing investment in its manufacturing facilities including expanding facilities in Malaysia and Costa Rica, and the development of new manufacturing facility in Hull, UK. Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $20m (2021: $52m). The amount of borrowing costs capitalised in 2022 and 2021 was minimal.

Information about the Group’s right-of-use assets is outlined below:

	Land and buildings	Plant and equipment
2022	$ million	$ million
Additions	49	10
Depreciation charge in the year	44	12
Net book value at 31 December	160	27

184	Smith+Nephew Annual Report 2022

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

		2022	2021
	Notes	$ million	$ million
Cost and net book value
At 1 January		2,989	2,928
Exchange adjustment		(42)	(35)
Acquisitions	21	84	96
At 31 December		3,031	2,989

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

Goodwill is allocated to the Group’s CGUs as follows:

	2022	2021
	$ million	$ million
Orthopaedics	953	897
Sports Medicine & ENT	1,455	1,457
Advanced Wound Management	623	635
	3,031	2,989

Impairment reviews were performed as of September 2022 and September 2021 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

The current challenging economic environment, including inflation, was considered in the goodwill impairment reviews and recoverable amounts were based on cash flow projections using the Group’s base case scenario in its going concern models. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. Although the headroom for the Orthopaedics CGU has decreased and is sensitive to a reasonably possible change in assumptions, no impairment was identified as a result of the impairment reviews and sensitivity analyses undertaken.

Smith+Nephew Annual Report 2022	185

Group financial statements continued

Notes to the Group accounts continued

8 Goodwill continued

For each CGU, the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for three years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections were extrapolated for a further two years to reflect expected growth in the CGUs above the terminal growth rate which is based on long term GDP growth. The initial three-year period is in line with the Group’s strategic planning process. In determining the growth rates used in the calculations of the value-in-use, management considered annual revenue growth. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year.

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

The headroom for the Orthopaedics CGU has decreased from $1.1bn in the prior year to $0.6bn in the current year, primarily due to higher input inflation and supply chain challenges. Revenue is expected to grow above market growth rates due to new product launches and improved commercial execution. The trading profit margin is expected to grow over the five-year period as a result of revenue growth as well as productivity and efficiency improvements related to the 12-point plan. The average growth rate used to extrapolate the cash flows beyond the five-year period (2021: three-year period) in calculating the terminal value is 2.0% (2021: 2.0%). The pre-tax discount rate used in the Orthopaedics CGU value-in-use calculation reflects the geographical mix and is 10.1% (2021: 9.5%).

8.2 Sports Medicine & ENT CGU

The value-in-use calculation for the Sports Medicine & ENT CGU reflects growth rates and cash flows consistent with management’s strategy to rebalance Smith+Nephew towards higher growth areas such as Sports Medicine.

The weighted average growth rate used to extrapolate the cash flows beyond the five-year period (2021: three-year period) in calculating the terminal value is 2.0% (2021: 2.0%). The pre-tax discount rate used in the Sports Medicine & ENT CGU value-in-use calculation reflects the geographical mix of the revenues and is 10.1% (2021: 9.5%).

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

The weighted average growth rate used to extrapolate the cash flows beyond the five-year period (2021: three-year period) in calculating the terminal value is 2.0% (2021: 2.0%). The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation reflects the geographical mix and industry sector and is 10.1% (2021: 9.5%).

8.4 Sensitivity to changes in assumptions used in value-in-use calculations

Management have performed a sensitivity analysis of the value-in-use calculations for the identified CGUs and there was no impact on the reported amounts of goodwill as a result of this review for the Sports Medicine & ENT and Advanced Wound Management CGUs. The calculation of value-in-use for the Orthopaedics CGU is sensitive to reasonably possible changes in assumptions. Management’s consideration of these sensitivities is set out below:

Revenue and trading profit margin – management has considered the impact of a decrease in the trading profit margin. This sensitivity analysis shows that for the recoverable amount of the Orthopaedics CGU to be less than its carrying value, the trading profit margin would have to decrease by more than 330 basis points.

186	Smith+Nephew Annual Report 2022

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

Smith+Nephew Annual Report 2022	187

Group financial statements continued

Notes to the Group accounts continued

9 Intangible assets continued

				Customer and		Assets
			Product-	distribution-		in course of
		Technology	related	related	Software	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2021		495	2,236	226	477	54	3,488
Exchange adjustment		(8)	(26)	(6)	(7)	(2)	(49)
Acquisitions		101	–	11	–	–	112
Additions		–	1	4	27	24	56
Disposals		–	(1)	(4)	(17)	–	(22)
Impairment		–	(4)	–	–	–	(4)
Transfers		–	–	–	11	(8)	3
At 31 December 2021		588	2,206	231	491	68	3,584
Exchange adjustment		(6)	(21)	(2)	(14)	(2)	(45)
Acquisitions	21	–	44	–	–	–	44
Additions		–	3	7	32	35	77
Disposals		–	–	(1)	(5)	–	(6)
Impairment		–	–	–	–	(1)	(1)
Transfers		–	–	–	4	(4)	–
At 31 December 2022		582	2,232	235	508	96	3,653
Amortisation and impairment
At 1 January 2021		142	1,373	126	361	–	2,002
Exchange adjustment		(3)	(20)	(4)	(7)	–	(34)
Charge for the year		41	131	23	42	–	237
Impairment		–	(2)	–	–	–	(2)
Disposals		–	–	–	(17)	–	(17)
At 31 December 2021		180	1,482	145	379	–	2,186
Exchange adjustment		(2)	(19)	(2)	(8)	–	(31)
Charge for the year		46	123	17	43	–	229
Impairment		4	28	–	6	–	38
Disposals		–	–	–	(5)	–	(5)
At 31 December 2022		228	1,614	160	415	–	2,417
Net book amounts
At 31 December 2022		354	618	75	93	96	1,236
At 31 December 2021		408	724	86	112	68	1,398

Transfers into software and assets in course of construction includes $nil (2021: $3m) of software transferred from property, plant and equipment. Group capital expenditure relating to software contracted but not provided for amounted to $7m (2021: $10m).

Amortisation and impairment of acquisition intangibles is set out below:

	2022	2021
	$ million	$ million
Technology	51	41
Product-related	142	118
Customer and distribution-related	12	13
Total	205	172

188	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Management have assessed the acquisition intangible assets held by the Group to identify any indicators of impairment as of September 2022. These were updated during December to take into account any significant events that occurred between September and December. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of assets to the carrying value of assets. In 2022, the Group booked $32m (2021: $nil) of impairment charge in relation to immaterial product assets in acquisition intangibles.

The table below provides further detail on the largest intangible assets and their remaining amortisation period:

		Remaining
	Carrying value	amortisation
	$ million	period
Intangibles acquired as part of the ArthroCare acquisition	306	1–11 years
Intangibles acquired as part of the Osiris acquisition	204	2–6 years
Intangibles acquired as part of the Healthpoint acquisition	179	5 years

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

	2022	2021
	$ million	$ million
At 1 January	10	9
Additions	2	2
Fair value remeasurement	–	(1)
At 31 December	12	10

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

The carrying amounts of investments in associates are reviewed for impairment as at the balance sheet date. For the purposes of impairment testing, the recoverable amounts of these investments would be based on their observable market value. Any impairment loss is subsequently reversed only to the extent that the recoverable amounts of the investments increase.

At 31 December 2022, the Group holds 28.3% (2021: 29.2%) of Bioventus Inc. (Bioventus) which is the holding company of Bioventus LLC. The decrease in the Group’s holding between 2022 and 2021 was because of the exercise of Bioventus employee share options. The company’s headquarters is located in Durham, North Carolina, US, and its medical product development is focused around active healing therapies and the surgical performance of orthobiologics. The active healing therapies product line supports accelerated and more complete healing of bone fractures, and treats the chronic pain associated with osteoarthritis.

The loss after taxation recognised in the income statement relating to Bioventus was $141m (2021: $84m profit) which comprises the Group’s share of loss of $32m (2021: $9m profit), $nil gain (2021: $75m gain) on disposal of interest in associate, and an impairment loss of $109m (2021: $nil). The balance sheet carrying value relating to Bioventus is $46m (2021: $186m). The Group’s ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products.

On 11 February 2021, Bioventus commenced trading on the Nasdaq Global Select Market via its holding company, Bioventus Inc., under the symbol ‘BVS’. Since its IPO in February 2021, Bioventus’s trading share price has decreased significantly and the company has disclosed a substantial doubt about their ability to continue as a going concern. Given these impairment indicators, management performed an impairment review by comparing the fair value of Bioventus using its market share price of $2.61 as at 30 December 2022 less costs of disposal to its carrying amount and concluded that an impairment loss of $109m should be charged (2021: $nil).

Smith+Nephew Annual Report 2022	189

Group financial statements continued

Notes to the Group accounts continued

11 Investments in associates continued

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2022	2021
	$ million	$ million
Balance sheet	46	188
Income statement (loss)/profit	(32)	9
Impairment of interest in associate	(109)	–
Gain on disposal of interest in associate	–	75

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies. For the 2022 financial year, full-year information for Bioventus has not been released at the date of approval of these financial statements and is market sensitive given Bioventus is a publicly traded company. Accordingly, the summary financial information for 2022 is presented for a nine-month period, with adjustments made for any significant transactions or events which occur in the fourth quarter.

	2022	2021
	$ million	$ million
Summarised statement of comprehensive income
Revenue	386	300
Attributable (loss)/profit for the year	(129)	22
Group adjustments[1]	17	10
Total comprehensive profit	(112)	32
Group share of profit for the year at 28.3% (2021: 29.2%)	(32)	9

	2022	2021
	$ million	$ million
Summarised balance sheet
Non-current assets	1,128	1,021
Current assets	271	229
Non-current liabilities	(730)	(542)
Current liabilities	(288)	(191)
Net assets	381	517
Net equity attributable to owners	381	517
Group’s share of net assets at 28.3% (2021: 29.2%)	108	151
Group adjustments[1]	47	35
Impairment loss	(109)	—
Group’s carrying amount of investment at 28.3% (2021: 29.2%)	46	186
1	Group adjustments include adjustments to align with Group policy.

The investment in Bioventus had a fair value less costs of disposal of $46m as at 31 December 2022.

During the year, the Group received a $1m (2021: $4m) cash distribution from its associates.

At 31 December 2022, the Group held equity investments in two other associates (2021: two) with a carrying value of $nil (2021: $2m).

190	Smith+Nephew Annual Report 2022

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

	2022	2021
	$ million	$ million
Raw materials and consumables	474	424
Work-in-progress	78	79
Finished goods and goods for resale	1,653	1,341
	2,205	1,844

Management have not changed their policy for calculating the provision since 31 December 2021, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. As a result of increased inventory levels, the provision has increased from $430m at 31 December 2021 to $504m at 31 December 2022. The provision, however, reduced as a result of foreign exchange movements of $15m. The determination of the estimate of excess and obsolete inventory is a critical accounting estimate and includes assumptions on the future usage of all different items of finished goods. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $504m at 31 December 2022 in the next 12 months. The provision has a high degree of estimation uncertainty given the range of products and sizes, with a potential range of reasonable outcomes that could be material over the longer term.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,302m (2021: $1,407m, 2020: $1,129m). No adverse manufacturing variances generated by factory specific shutdowns or reductions in scheduled production due to Covid were directly expensed to cost of goods sold in 2022 (2021: $nil, 2020: $85m). In addition, $117m was recognised as an expense within cost of goods sold resulting from inventory write-offs and provision increases (2021: $105m, 2020: $144m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

Smith+Nephew Annual Report 2022	191

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

	2022	2021
	$ million	$ million
Trade and other receivables due within one year
Trade receivables	1,076	1,028
Less: loss allowance	(49)	(57)
Trade receivables – net	1,027	971
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	47	39
Other receivables	114	95
Prepayments	76	79
	1,264	1,184
Due after more than one year
Other non-current assets	12	15
	1,276	1,199

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

The loss allowance expense for the year was $4m (2021: $3m, 2020: $25m).

The following table provides information about the ageing of and expected credit losses for trade receivables:

	2022 Weighted average loss rate	2022 Loss allowance	2022 Gross carrying amount	2021 Gross carrying amount
	%	$ million	$ million	$ million
Not past due	-0.3%	(2)	610	595
Past due not more than 3 months	-0.4%	(1)	228	217
Past due more than 3 months	-1.0%	(1)	97	88
Past due more than 6 months	-31.9%	(45)	141	128
		(49)	1,076	1,028
Loss allowance			(49)	(57)
Trade receivables – net			1,027	971

192	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

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

Movements in the loss allowance were as follows:

	2022	2021
	$ million	$ million
At 1 January	57	71
Exchange adjustment	(3)	(3)
Net receivables provided during the year	4	3
Utilisation of provision	(9)	(14)
At 31 December	49	57

Trade receivables include amounts denominated in the following major currencies:

	2022	2021
	$ million	$ million
US Dollar	465	429
Sterling	37	34
Euro	215	201
Other	310	307
Trade receivables – net	1,027	971

14 Trade and other payables

	2022	2021
	$ million	$ million
Trade and other payables due within one year
Trade and other payables	1,029	1,043
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	43	19
Acquisition consideration	26	34
	1,098	1,096
Other payables due after one year
Acquisition consideration	66	57
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	13	–
Other payables	11	10
	90	67

The acquisition consideration includes $78m (2021: $84m) contingent upon future events.

The acquisition consideration due after more than one year is expected to be payable as follows: $29m in 2024, $35m in 2025 and $2m in 2026 (2021: $18m in 2023, $15m in 2024, $21m in 2025 and $3m due in over five years).

Smith+Nephew Annual Report 2022	193

Group financial statements continued

Notes to the Group accounts continued

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2022	2021
	$ million	$ million
Bank overdrafts, borrowings and loans due within one year	111	435
Long-term bank borrowings	–	554
Corporate bond	1,510	993
Private placement notes	1,055	1,160
Borrowings	2,676	3,142
Cash at bank	(350)	(1,290)
Credit balance on derivatives – interest rate swaps	13	–
Net debt	2,339	1,852
Non-current lease liabilities	147	141
Current lease liabilities	49	56
Net debt including lease liabilities	2,535	2,049

Borrowings are repayable as follows:

	Within	Between	Between	Between	Between
	one year or	one and	two and	three and	four and	After
	on demand	two years	three years	four years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2022
Bank overdrafts	6	–	–	–	–	–	6
Corporate bond	–	–	–	–	–	1,510	1,510
Private placement notes	105	430	–	75	140	410	1,160
Lease liabilities[1]	49	42	32	24	18	45	210
	160	472	32	99	158	1,965	2,886
At 31 December 2021
Bank loans	305	554	–	–	–	–	859
Bank overdrafts	5	–	–	–	–	–	5
Corporate bond	–	–	–	–	–	993	993
Private placement notes	125	105	430	–	75	550	1,285
Lease liabilities[1]	56	33	33	23	18	47	210
	491	692	463	23	93	1,590	3,352

1	The lease liabilities presented above of $210m (2021: $210m) are on an undiscounted basis. The lease liabilities on a discounted basis, as outlined above, are $196m (2021: $197m).

194	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

15.2 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short-and medium-term cash forecasts, having regard to the maturities of investments and borrowing facilities. The Group has available committed facilities of $3.7bn (2021: $4.1bn). During 2022, the Group issued its debut EUR Corporate Bond, in the form of €500m (before expenses and underwriting discounts) of notes bearing an interest rate of 4.565% repayable in 2029. In addition, the Group repaid its €269m, €223m and €265m EUR term loan facilities, as well as $125m of private placement debt.

The interest payable on borrowings under committed facilities is either at fixed or floating rates. Euro floating rates are typically based on EURIBOR and US Dollar rates are typically based on the Secured Overnight Financing Rate (SOFR). The Company is subject to financial covenants under its private placement agreements. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2022, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

The Group’s committed facilities at 31 December 2022 are:

Facility	Date due
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$1.0 billion syndicated revolving credit facility	June 2025
$75 million 3.99% Senior Notes	January 2026
$140 million 2.83% Senior Notes	June 2027
$60 million 2.90% Senior Notes	June 2028
$100 million 2.97% Senior Notes	June 2029
€500 million 4.565% EUR Corporate Bond	October 2029
$95 million 2.99% Senior Notes	June 2030
$1.0 billion 2.032% USD Corporate Bond	October 2030
$155 million 3.09% Senior Notes	June 2032

Smith+Nephew Annual Report 2022	195

Group financial statements continued

Notes to the Group accounts continued

15 Cash and borrowings continued

15.3 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one	Between	Between
	year or on	one and	two and	After
	demand	two years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million
At 31 December 2022
Non-derivative financial liabilities:
Bank overdrafts and loans	6	–	–	–	6
Corporate bond	37	37	111	1,620	1,805
Trade and other payables	1,029	–	–	–	1,029
Private placement notes	143	461	265	444	1,313
Acquisition consideration	26	31	39	–	96
Derivative financial instruments:
Currency swaps/forward foreign exchange contracts – outflow	2,598	–	–	–	2,598
Currency swaps/forward foreign exchange contracts – inflow	(2,601)	–	–	–	(2,601)
	1,238	529	415	2,064	4,246
At 31 December 2021
Non-derivative financial liabilities:
Bank overdrafts and loans	310	554	–	–	864
Corporate bond	20	20	61	1,077	1,178
Trade and other payables	1,043	–	–	–	1,043
Private placement notes	165	142	574	599	1,480
Acquisition consideration	35	19	42	–	96
Derivative financial instruments:
Currency swaps/forward foreign exchange contracts – outflow	2,322	–	–	–	2,322
Currency swaps/forward foreign exchange contracts – inflow	(2,342)	–	–	–	(2,342)
	1,553	735	677	1,676	4,641

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

15.4 Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2022, the Group held $344m (2021: $1,285m, 2020: $1,751m) in cash net of bank overdrafts. The Group had committed facilities available of $3.7bn at 31 December 2022 of which $2.7bn was drawn.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2023, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt including leases increased from $2bn at the beginning of 2022 to $2.5bn at the end of 2022, representing an overall increase of $0.5bn.

196	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

16 Financial instruments and risk management

Accounting policy

Derivative financial instruments

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at subsequent balance sheet dates. Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast third-party transactions are recognised in other comprehensive income until the associated asset or liability is recognised. Amounts taken to other comprehensive income are transferred to the income statement in the period in which the hedged transaction affects profit and loss. Where the hedged item is the cost of a non-financial asset, the amounts taken to other comprehensive income are transferred to the initial carrying value of the asset.

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third-party trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros, Sterling and Singapore Dollars. At 31 December 2022, the Group had contracted to exchange within one year the equivalent of $2.2bn (2021: $2.0bn). Based on the Group’s net borrowings as at 31 December 2022, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $41m (2021: $75m) principally due to the Euro-denominated term loans.

Smith+Nephew Annual Report 2022	197

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2022 would have been $50m lower (2021: $44m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2022 would have been $35m higher (2021: $26m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income or in the income statement.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2022 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

The Group’s policy is to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges. The net impact of transaction-related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant. In addition, the movements in the fair value of other financial instruments used for hedging such as currency swaps for which hedge accounting is not applied offset movements in the values of assets and liabilities and are recognised through the income statement. Hedge ineffectiveness is caused by actual cash flows in foreign currencies varying from forecast cash flows.

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

In 2022, the Group entered into a new €500m fixed to floating interest rate swap.

Based on the Group’s gross borrowings and cash as at 31 December 2022, if interest rates were to increase by 100 basis points in all currencies, then the annual net interest charge would increase by $4m (2021: $3m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2022 was $47m (2021: $39m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2022 was $350m (2021: $1,290m). The Group’s exposure to credit risk on cash is mitigated as the amounts are held in a wide number of high credit quality financial institutions. Credit risk on trade receivables is detailed in Note 13.

198	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The amounts relating to items designated as hedging instruments were as follows:

		Carrying	Carrying	Changes in	Hedge	Amounts reclassified
	Nominal	amount	amount	fair value	ineffectiveness	from hedging reserve
	amount	assets	liabilities	in OCI	in profit or loss	to profit or loss	Line item in
	$ million	$ million	$ million	$ million	$ million	$ million	profit or loss
At 31 December 2022
Foreign currency risk
Forward exchange contracts[1]	2,598	47	(43)	(13)	–	(37)	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	(500)	–	(13)	–	–	–	Fair value hedge
At 31 December 2021
Foreign currency risk
Forward exchange contracts[1]	2,322	39	(19)	41	–	7	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	–	–	–	–	–	–	N/A
1	Presented in Trade and other receivables and Trade and other payables on the Balance Sheet.
2	Presented in Non-current other payables on the Balance Sheet.

16.4 Net investment hedge

Part of the Group’s net investment in its Euro subsidiaries is hedged by €500m ($533m equivalent) of our debut EUR Corporate Bond which mitigates the foreign currency risk arising from the subsidiaries’ net assets. The Bond is designated as a hedging instrument for the changes in the value of the net investment that is attributable to changes in the EUR/USD spot rate.

To assess hedge effectiveness, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the debt that is attributable to a change in the spot rate with changes in the investment in the foreign operation due to movements in the spot rate (the offset method). The Group’s policy is to hedge the net investment only to the extent of the debt principal. Hedge ineffectiveness occurs if the value of the Euro-denominated Corporate Bond exceeds the value of the Euro subsidiaries.

16.5 Currency and interest rate profile of interest bearing liabilities and assets

Short-term receivables and payables are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities
								Weighted
								average
			Interest				Weighted	time
	Gross	Currency	rate	Total	Floating	Fixed rate	average	for which
	borrowings	swaps	swaps	liabilities	rate liabilities	liabilities	interest rate	rate is fixed
	$ million	$ million	$ million	$ million	$ million	$ million	%	Years
At 31 December 2022
US Dollar	(2,159)	(163)	–	(2,322)	(193)	(2,129)	2.7	5.9
Other	(517)	(206)	(13)	(736)	(220)	(516)
Total interest bearing liabilities	(2,676)	(369)	(13)	(3,058)	(413)	(2,645)
At 31 December 2021
US Dollar	(2,278)	(201)	–	(2,479)	(226)	(2,253)	2.7	6.5
Other	(864)	(136)	–	(1,000)	(1,000)	–	–	–
Total interest bearing liabilities	(3,142)	(337)	–	(3,479)	(1,226)	(2,253)

In 2022, the Group also had liabilities due for deferred and contingent acquisition consideration (denominated in US Dollars, Swiss Francs and Euros) totalling $92m (2021: $91m, 2020: $165m) on which no interest was payable (see Note 14). There were no other significant interest bearing or non-interest bearing financial liabilities. Euro floating rates are typically based on EURIBOR and US Dollar rates are typically based on SOFR. The weighted average interest rate on floating rate borrowings as at 31 December 2022 was over 3% (2021: less than 1%).

Smith+Nephew Annual Report 2022	199

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

Currency and interest rate profile of interest bearing assets:

	Cash	Currency	Interest rate		Floating	Fixed
	at bank	swaps	swaps	Total assets	rate assets	rate assets
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2022
US Dollar	207	205	–	412	412	–
Other	143	164	–	307	307	–
Total interest bearing assets	350	369	–	719	719	–
At 31 December 2021
US Dollar	1,156	135	–	1,291	1,291	–
Other	134	202	–	336	336	–
Total interest bearing assets	1,290	337	–	1,627	1,627	–

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

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2021.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. The fair value of forward foreign exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value. The fair value of investments is based upon third-party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during 2022 and 2021. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020 and October 2022 are publicly listed and a market price is available. The Group’s other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

200	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

						Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2022	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	46	–	–	–	–	46	46	–	46
Investments	–	–	–	12	–	12	–	12	12
Contingent consideration receivable	–	–	–	18	–	18	–	18	18
Currency swaps	–	–	1	–	–	1	1	–	1
	46	–	1	30	–	77
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(78)	–	(78)	–	(78)	(78)
Forward foreign exchange contracts	(42)	–	–	–	–	(42)	(42)	–	(42)
Interest rate swaps	(13)	–	–	–	–	(13)	(13)	–	(13)
Currency swaps	–	–	(1)	–	–	(1)	(1)	–	(1)
	(55)	–	(1)	(78)	–	(134)
Financial assets not measured at fair value
Trade and other receivables	1,123	–	–	–	–	1,123
Cash at bank	–	350	–	–	–	350
	1,123	350	–	–	–	1,473
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	–	(14)	(14)
Bank overdrafts	–	–	–	–	(6)	(6)
Corporate bond not in a hedge relationship	–	–	–	–	(994)	(994)
Corporate bond in a hedge relationship	–	–	–	–	(516)	(516)
Private placement debt not in a hedge relationship	–	–	–	–	(1,160)	(1,160)
Trade and other payables	–	–	–	–	(1,040)	(1,040)
	–	–	–	–	(3,730)	(3,730)

At 31 December 2022, the book value and market value of the USD corporate bond were $994m and $783m respectively (2021: $993m and $962m), the book value and market value of the EUR Corporate bond were $516m and $531m respectively. The book value and fair value of the private placement debt were $1,160m and $987m respectively (2021: $1,285m and $1,316m).

Smith+Nephew Annual Report 2022	201

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

During the year ended 31 December 2022, acquisition consideration increased by $1m due to $42m increase for acquisitions being partially offset $24m of payments for acquisitions made in the current and prior years, and $17m of remeasurement and discount unwind. The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

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

202	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The fair value of investments is based upon third-party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in 2022 and 2021 for financial instruments measured using Level 3 valuation methods are presented below:

	2022	2021
	$ million	$ million
Investments
At 1 January	10	9
Additions	2	2
Fair value remeasurement	–	(1)
At 31 December	12	10

Contingent consideration receivable
At 1 January	20	37
Remeasurements	–	1
Receipts	(2)	(18)
At 31 December	18	20

Acquisition consideration liability
At 1 January	(84)	(128)
Arising on acquisitions	(32)	–
Payments	20	23
Remeasurements	19	21
Discount unwind	(1)	–
At 31 December	(78)	(84)

Smith+Nephew Annual Report 2022	203

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

17.1 Provisions

	Rationalisation		Legal and other
	provisions	Metal-on-metal	provisions	Total
	$ million	$ million	$ million	$ million
At 1 January 2021	29	336	52	417
Charge to income statement	115	–	13	128
Release to income statement	(2)	–	(1)	(3)
Unwinding of discount	–	8	–	8
Utilised	(124)	(55)	(13)	(192)
Exchange adjustment	–	–	(1)	(1)
At 31 December 2021	18	289	50	357
Charge to income statement	169	19	19	207
Release to income statement	(2)	–	(5)	(7)
Unwinding of discount	–	7	–	7
Utilised	(154)	(76)	(6)	(236)
Exchange adjustment	(1)	–	–	(1)
At 31 December 2022	30	239	58	327
Provisions – due within one year	30	165	48	243
Provisions – due after one year	–	74	10	84
At 31 December 2022	30	239	58	327
Provisions – due within one year	18	263	41	322
Provisions – due after one year	–	26	9	35
At 31 December 2021	18	289	50	357

The principal elements within rationalisation provisions relate to the Operations and Commercial Excellence programme announced in February 2020 and the efficiency and productivity elements of the 12-point plan.

204	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The Group has estimated a provision of $239m (2021: $289m) relating to the present value at 31 December 2022 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions including sensitivity to factors such as the number, outcome and value of claims the actual costs may differ significantly from this estimate. A range of expected outcomes between the 60th and 85th percentile generated by the actuarial model would not give rise to a material adjustment. The potential for more adverse outcomes exists and for example at the 95th percentile a charge similar to that incurred in 2019 ($121m) would be required in 2023 or thereafter. The provision does not include any possible further insurance recoveries on these claims or legal fees associated with defending claims.

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

All provisions are expected to be substantially utilised within five years of 31 December 2022 and none are treated as financial instruments.

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

As of December 2022, approximately 1,160 such claims were pending with the Group around the world. This includes approximately 720 cases associated with a Multidistrict Litigation (MDL) pending in Baltimore, Maryland due to a 5 April 2017 court order consolidating Smith+Nephew Birmingham Hip◊ Resurfacing (BHR◊) cases pending or later filed in US federal court for pre-trial proceedings. Most claims relate to the Group’s BHR product, including its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3◊ Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is used only in those patient groups where it continues to demonstrate strong performance.

Through the end of 2022, entities of the Group have entered into several group, as well as individual, MoM related settlements without admitting liability. The Group requested indemnity from its product liability insurers for most of these MoM hip implant settlements and insurers have indemnified the Group to the limits of their respective applicable policies.

Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its products, including its metal hip implant products, to help ensure that its product offerings are designed to serve patients’ interests.

Smith+Nephew Annual Report 2022	205

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

Arthrex asserted suture anchor patents against Smith+Nephew in 2014 and 2015 in the US District Court for the Eastern District of Texas. In February 2017, the parties reached a settlement resulting in the dismissal of all patent litigation. Smith+Nephew agreed to pay additional payments contingent on the outcome of patent validity proceedings pending at the US Patent & Trademark Office. In August 2019, the Court of Appeals for the Federal Circuit affirmed US Patent & Trademark Office ruling invalidating one of the asserted Arthrex patents. In October 2019, the Court of Appeals for the Federal Circuit vacated an earlier US Patent & Trademark Office ruling invalidating the other asserted Arthrex patent. The United States Supreme Court granted certiorari. The Supreme Court ruling allowed Arthrex to petition the Director of the US Patent & Trademark Office to review the decision invalidating the second asserted Arthrex patent. The US Patent & Trademark Office declined Arthrex’s rehearing request in October 2021. In May 2022, the Court of Appeals for the Federal Circuit affirmed the US Patent & Trademark Office’s invalidity ruling and its denial of Arthrex’s rehearing request. Arthrex has petitioned the United States Supreme Court to review the US Patent & Trademark Office’s denial of Arthrex’s rehearing request.

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

206	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

18.1 Retirement benefit net assets/(obligations)

The Group’s retirement benefit assets/(obligations) comprise:

	2022	2021
	$ million	$ million
Funded plans:
UK Plan	114	137
US Plan	24	40
Other plans	(5)	(18)
	133	159
Unfunded plans:
Other plans	(52)	(91)
Retirement healthcare	(10)	(13)
	71	55
Amount recognised on the balance sheet – liability	(70)	(127)
Amount recognised on the balance sheet – asset	141	182

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

In October 2022, US Pension plan members were notified that Smith & Nephew Inc. would begin the termination process for the plan. This process is expected to be finalised by late 2023 or early 2024 with no impact in 2022.

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

Smith+Nephew Annual Report 2022	207

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.2 Reconciliation of retirement benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

			2022			2021
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Amounts recognised on the balance sheet at beginning of the period	(1,582)	1,637	55	(1,714)	1,684	(30)
Income statement expense:
Current service cost	(9)	–	(9)	(12)	–	(12)
Past service credit	–	–	–	(1)	–	(1)
Settlements	4	(4)	–	1	(1)	–
Interest (expense)/income	(29)	30	1	(25)	25	–
Administration costs and taxes	(3)	–	(3)	(3)	–	(3)
Costs recognised in income statement	(37)	26	(11)	(40)	24	(16)
Remeasurements:
Actuarial (loss)/gain due to liability experience	(43)	–	(43)	2	–	2
Actuarial gain due to financial assumptions change	503	–	503	43	–	43
Actuarial gain due to demographic assumptions	1	–	1	25	–	25
Return on plan assets (less)/greater than discount rate	–	(431)	(431)	–	9	9
Remeasurements recognised in OCI	461	(431)	30	70	9	79
Cash:
Employer contributions	–	6	6	–	14	14
Employee contributions	(3)	3	–	(3)	3	–
Benefits paid directly by the Group	2	–	2	2	–	2
Benefits paid, taxes and administration costs paid from scheme assets	81	(83)	(2)	79	(79)	–
Net cash	80	(74)	6	78	(62)	16

Exchange movements	94	(103)	(9)	24	(18)	6
Amount recognised on the balance sheet	(984)	1,055	71	(1,582)	1,637	55
Amount recognised on the balance sheet – liability	(194)	124	(70)	(271)	144	(127)
Amount recognised on the balance sheet – asset	(790)	931	141	(1,311)	1,493	182

Represented by:

			2022			2021
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
UK Plan	(438)	552	114	(819)	956	137
US Plan	(336)	360	24	(463)	503	40
Other Plans	(210)	143	(67)	(300)	178	(122)
Total	(984)	1,055	71	(1,582)	1,637	55

The actuarial gain on obligation of $461m primarily relates to the increase in discount rates in 2022, which is partially offset by an actuarial loss from the return on plan assets of $431m, which is due to investment returns being less than the discount rates.

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 14 years and 9 years for the UK and US Plans respectively.

208	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2022	2021	2020
	$ million	$ million	$ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	2	4	10
Equity securities	3	84	91
Other bonds	30	50	49
Short dated credit fund	81	126	127
Liability driven investments	225	370	347
Diversified growth funds	55	89	89
	396	723	713
Other assets:
Insurance contract	156	233	250
Market value of assets	552	956	963
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	120	6	2
Equity securities	–	50	60
Government bonds – fixed interest	43	201	163
Corporate bonds	197	246	316
Market value of assets	360	503	541
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	7	5	5
Equity securities	49	55	51
Government bonds – fixed interest	7	5	9
Government bonds – index linked	–	4	4
Corporate and other bonds	10	11	10
Insurance contracts	21	33	37
Property	22	23	23
Other quoted securities	5	8	5
	121	144	144
Other assets:
Insurance contracts	22	34	36
Market value of assets	143	178	180
Total market value of assets	1,055	1,637	1,684

Smith+Nephew Annual Report 2022	209

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

No plans invest directly in property occupied by the Group or in financial securities issued by the Group.

Both the UK and US Plans hold predominantly matching assets. The growth assets of the UK and US Plans are invested in a diversified range of industries across a broad range of geographies. The UK Plan matching assets include liability matching assets and annuity policies purchased by the trustees, which aim to match the benefits to be paid to certain members from the plan and therefore remove the investment, inflation and demographic risks in relation to those liabilities. The terms of the policy define that the contract value exactly matches the amount and timing of the pensioner obligations covered by the contract. In accordance with IAS 19R Employee Benefits, the fair value of the insurance contract is deemed to be the present value of the related obligations which is discounted at the AA corporate bond rate.

There has been no material change in the Pension Plans’ investment strategies.

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $88m (2021: $93m, 2020: $78m). Of this cost recognised for the year, $77m (2021: $77m, 2020: $69m) relates to defined contribution plans and $11m (2021: $16m, 2020: $9m) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in costs of goods sold, selling, general and administrative expenses, and research and development expenses. There were $nil outstanding payments as at 31 December 2022 due to be paid over to the plans (2021: $nil, 2020: $nil).

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US Plans are $nil (2021: $nil, 2020: $nil).

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2022	2021	2020
	% per annum	% per annum	% per annum
UK Plan:
Discount rate	4.8	1.9	1.3
Future salary increases	n/a	n/a	n/a
Future pension increases	3.3	3.4	2.9
Inflation (RPI)	3.3	3.4	2.9
Inflation (CPI)	2.3	2.7	2.1
US Plan:
Discount rate	5.3	2.7	2.4
Future salary increases	n/a	n/a	n/a
Inflation	n/a	n/a	n/a

210	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S3NA with projections in line with the CMI 2021 table and the US uses the PRI-2012 table with MP-2021 scale. The Directors have considered the impact of the Covid pandemic and, at the present time, do not believe that there is sufficient evidence to require a change in the long-term mortality assumptions. The Directors will continue to monitor any potential future impact on the mortality assumptions used.

The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2022	2021	2020
	years	years	years
Life expectancy at age 60
UK Plan:
Males	27.4	27.6	27.6
Females	30.1	30.1	30.1
US Plan:
Males	24.9	24.7	24.7
Females	27.1	26.8	26.8
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	28.9	29.1	29.1
Females	31.5	31.5	31.5
US Plan:
Males	24.9	24.6	24.6
Females	27.6	27.3	27.3

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

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:
Discount rate	(29.0)	32.0	(1.0)	2.0
Inflation	29.0	(27.0)	2.0	–
Mortality	16.0	(17.0)	1.0	–
US Plan:
Discount rate	(14.0)	14.0	–	–
Mortality	8.0	(8.0)	–	–

Smith+Nephew Annual Report 2022	211

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

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2020. Future accruals to the UK Plan ceased as at 31 December 2016. Contributions to the UK Plan in 2022 were $nil (2021: $7m, 2020: $nil). This included supplementary payments of $nil (2021: $7m, 2020: $nil).

Following the completion of the 30 September 2020 valuation, a dynamic contribution mechanism was agreed. Under that dynamic contribution mechanism, no further contributions were required in 2021 or 2022.

US Plan

The most recent full actuarial valuation of the US Plan was undertaken as at 1 January 2022. The next full actuarial valuation will take place as at 1 January 2023. Future accruals to the US Plan ceased as at 31 March 2014. Contributions to the US Plan were $nil (2021: $nil, 2020: $nil) which represented supplementary payments of $nil (2021: $nil, 2020: $nil).

There are no planned supplementary contributions to the US Plan for 2023.

212	Smith+Nephew Annual Report 2022

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2020	1,223,591	245	50	–	245
At 31 December 2021	1,223,591	245	50	–	245
At 31 December 2022	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2020	885,207	177	50	–	177
Share options	327	–	–	–	–
Shares cancelled	(649)	–	–	–	–
At 31 December 2020	884,885	177	50	–	177
Share options	306	–	–	–	–
At 31 December 2021	885,191	177	50	–	177
Share options	229	–	–	–	–
Shares cancelled	(7,770)	(2)	–	–	(2)
At 31 December 2022	877,650	175	50	–	175

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

Smith+Nephew Annual Report 2022	213

Group financial statements continued

Notes to the Group accounts continued

19 Equity continued

The Group considers the capital that it manages to be as follows:

	2022	2021	2020
	$ million	$ million	$ million
Share capital	175	177	177
Share premium	615	614	612
Capital redemption reserve	20	18	18
Treasury shares	(118)	(120)	(157)
Retained earnings and other reserves	4,567	4,879	4,629
	5,259	5,568	5,279

19.2 Treasury shares

Treasury shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. In 2022, the Group purchased a total of 10.1m shares (2021: nil shares) for a cost of $158m (2021: $nil).

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

		Employees’
	Treasury	Share Trust	Total
	$ million	$ million	$ million
At 1 January 2021	136	21	157
Shares transferred from treasury	(30)	30	–
Shares transferred to Group beneficiaries	(13)	(24)	(37)
At 31 December 2021	93	27	120
Shares purchased	150	8	158
Shares transferred from treasury	(41)	41	–
Shares transferred to Group beneficiaries	(6)	(25)	(31)
Shares cancelled	(129)	–	(129)
At 31 December 2022	67	51	118

		Employees’
	Treasury	Share Trust	Total
	Number	Number	Number
	of shares	of shares	of shares
	million	million	million
At 1 January 2021	7.9	1.2	9.1
Shares transferred from treasury	(1.7)	1.7	–
Shares transferred to Group beneficiaries	(0.8)	(1.3)	(2.1)
At 31 December 2021	5.4	1.6	7.0
Shares purchased	9.7	0.4	10.1
Shares transferred from treasury	(2.6)	2.6	–
Shares transferred to Group beneficiaries	(0.4)	(1.4)	(1.8)
Shares cancelled	(7.8)	–	(7.8)
At 31 December 2022	4.3	3.2	7.5

214	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

19.3 Dividends

	2022	2021	2020
	$ million	$ million	$ million
The following dividends were declared and paid in the year:
Ordinary final of 23.1¢ for 2021 (2020: 23.1¢, 2019: 23.1¢) paid 11 May 2022	202	203	202
Ordinary interim of 14.4¢ for 2022 (2021: 14.4¢, 2020: 14.4¢) paid 26 October 2022	125	126	126
	327	329	328

A final dividend for 2022 of 23.1 US cents per ordinary share was proposed by the Board on 21 February 2023 and will be paid, subject to shareholder approval, on 17 May 2023 to shareholders on the Register of Members on 31 March 2023. The estimated amount of this dividend is $201m. The Group pursues a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows. Future dividends will be dependent upon future earnings, the future financial condition of the Group and the Board’s dividend policy. The Board reviews the appropriate level of total annual dividend each year at the time of the full year results. Smith & Nephew plc, the Parent Company of the Group, is a non-trading investment holding company which derives its distributable reserves from dividends paid by subsidiary companies. The distributable reserves of the Parent Company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2022 amounted to $3,563m.

20 Cash flow statement

Accounting policy

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts, borrowings, loans and lease liabilities under current liabilities.

Analysis of net debt including lease liabilities

	Borrowings
	Cash	Overdrafts	Due within one year	Due after one year	Net currency swaps	Net interest swaps	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2020	277	(20)	(6)	(1,851)	–	–	(1,600)
IFRS 16 lease liabilities	–	–	(46)	(124)	–	–	(170)
Net debt including lease liabilities at 1 January 2020	277	(20)	(52)	(1,975)	–	–	(1,770)
Net cash flow/debt movement	1,484	9	(260)	(1,285)	(7)	–	(59)
Exchange adjustment	1	–	(2)	(79)	7	2	(71)
Corporate bond issuance expense	–	–	–	8	–	–	8
IFRS 16 lease liabilities movement	–	–	(12)	(22)	–	–	(34)
At 31 December 2020	1,762	(11)	(326)	(3,353)	–	2	(1,926)
Net cash flow/debt movement	(466)	7	(162)	429	4	–	(188)
Exchange adjustment	(6)	(1)	–	72	(4)	(2)	59
Corporate bond issuance expense	–	–	–	(1)	–	–	(1)
IFRS 16 lease liabilities movement	–	–	2	5	–	–	7
At 31 December 2021	1,290	(5)	(486)	(2,848)	–	–	(2,049)
Net cash flow/debt movement	(931)	1	302	94	(3)	–	(537)
Exchange adjustment	(9)	(2)	23	45	3	(13)	47
Corporate bond issuance expense	–	–	–	3	–	–	3
IFRS 16 lease liabilities movement	–	–	7	(6)	–	–	1
Net debt including lease liabilities at 31 December 2022	350	(6)	(154)	(2,712)	–	(13)	(2,535)

Smith+Nephew Annual Report 2022	215

Group financial statements continued

Notes to the Group accounts continued

20 Cash flow statement continued

Reconciliation of net cash flow to movement in net debt including lease liabilities

	2022	2021	2020
	$ million	$ million	$ million
Net cash flow from cash net of overdrafts	(930)	(459)	1,493
Settlement of currency swaps	(3)	4	(7)
Net cash flow from borrowings	396	267	(1,545)
Change in net debt from net cash flow	(537)	(188)	(59)
IFRS 16 lease liabilities	1	7	(34)
Exchange adjustment	47	59	(71)
Corporate bond issuance expense	3	(1)	8
Change in net debt in the year	(486)	(123)	(156)
Opening net debt	(2,049)	(1,926)	(1,770)
Closing net debt	(2,535)	(2,049)	(1,926)

Cash and cash equivalents

For the purposes of the Group cash flow statement, cash and cash equivalents at 31 December 2022 comprise cash at bank net of bank overdrafts.

	2022	2021	2020
	$ million	$ million	$ million
Cash at bank	350	1,290	1,762
Bank overdrafts	(6)	(5)	(11)
Cash and cash equivalents	344	1,285	1,751

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management on the Group’s cash.

Cash outflows/(inflows) arising from financing activities

	Repayment	Borrowing	Proceeds from	Repayment	Cash outflow/			Proceeds from own
	of bank	of bank	Corporate	of lease	(inflow)		Purchase of	shares/issue of
	loans[1]	loans[1]	Bond issue	liabilities	from other	Dividends	own shares	ordinary shares	Total
2022	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	881	–	(485)	54	(3)	–	–	–	447
Equity	–	–	–	–	–	327	158	(6)	479
Total	881	–	(485)	54	(3)	327	158	(6)	926

2021
Debt	267	–	–	59	4	–	–	–	330
Equity	–	–	–	–	–	329	–	(14)	315
Total	267	–	–	59	4	329	–	(14)	645

2020
Debt	405	(950)	(1,000)	55	(7)	–	–	–	(1,497)
Equity	–	–	–	–	–	328	16	(11)	333
Total	405	(950)	(1,000)	55	(7)	328	16	(11)	(1,164)
1	This includes drawdown and repayment of the syndicated revolving credit facility.

216	Smith+Nephew Annual Report 2022

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

Year ended 31 December 2022

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

The maximum consideration, all payable in cash, is $135 million and the provisional fair value consideration is $131 million and includes $32 million of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes.

The fair value of assets acquired and liabilities assumed are set out below:

Engage Surgical
$ million
Intangible assets – Product-related	44
Property, plant and equipment	2
Inventory	2
Trade and other payables	(1)
Net assets	47
Goodwill	84
Consideration (net of $nil cash acquired)	131

The product-related intangible assets were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate. The cash outflow from acquisitions of $113m (2021: $285m) comprises payments of consideration of $89m (2021: $236m) relating to acquisitions in the current year and payments of deferred and contingent consideration of $24m (2021: $49m) relating to acquisitions completed in prior years.

The carrying value of goodwill increased from $2,989m at 31 December 2021 to $3,031m at 31 December 2022. The acquisition in the year ended 31 December 2022 increased goodwill by $84m, this was partially offset by foreign exchange movements of $42m.

For the year ended 31 December 2022, the contribution from Engage Surgical to revenue and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Smith+Nephew Annual Report 2022	217

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

The fair value of assets acquired and liabilities assumed are set out below:

Extremity Orthopaedics
$ million
Intangible assets – Product-related	101
Intangible assets – Customer-related	11
Property, plant and equipment	22
Inventory	41
Other payables	(23)
Net deferred tax asset	(12)
Net assets	140
Goodwill	96
Consideration (net of $nil cash acquired)	236

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

The carrying value of goodwill increased from $2,928m at 31 December 2020 to $2,989m at 31 December 2021. The acquisition in the year ended 31 December 2021 increased goodwill by $96m, this was partially offset by foreign exchange movements of $35m. For the year ended 31 December 2021, the contribution from Extremity Orthopaedics to revenue was $82m and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

Year ended 31 December 2020

On 23 January 2020, the Group completed the acquisition of 100% of the share capital of Tusker Medical Inc. (‘Tusker’), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140m and the fair value of consideration is $139m and includes $6m of deferred consideration and $35m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes. The acquisition accounting was completed in 2021 with no adjustments to the fair value disclosed in the Group's 2020 Annual Report.

For the year ended 31 December 2020, the contribution to revenue and profit from Tusker was immaterial. If the business combination had occurred at the beginning of the year, the contribution to revenue and profit would also have been immaterial.

218	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

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

Smith+Nephew Annual Report 2022	219

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

The Group operates the following equity-settled executive and employee share plans: Smith & Nephew Global Share Plan 2010, Smith & Nephew Global Share Plan 2020, Smith & Nephew ShareSave Plan (2012) and Smith & Nephew International ShareSave Plan (2012). At 31 December 2022, 5,202,000 options (2021: 4,472,000, 2020: 4,582,000) were outstanding with a range of exercise prices from 843 to 1,541 pence.

At 31 December 2022, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was 7,371,000 (2021: 5,997,000, 2020: 4,704,000). These include conditional share awards granted to senior employees and equity and performance share awards granted to senior executives under the Global Share Plan 2010 and Global Share Plan 2020.

The expense charged to the income statement for share-based payments for the year is $40m (2021: $41m, 2020: $26m).

22.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements are $nil (2021: $nil, 2020: $nil).

Key management personnel

The remuneration of Executive Officers (including Non-Executive Directors) during the year is summarised below:

	2022	2021	2020
	$ million	$ million	$ million
Short-term employee benefits	17	16	12
Share-based payments expense	10	7	5
Pension and post-employment benefit entitlements	2	1	2
	29	24	19

Retirement benefit schemes

Details of the Group’s retirement benefit schemes are set out in Note 18.

23 Post balance sheet events

There have been no events between the balance sheet date, and the date on which the financial statements were approved by the Board, which would require adjustment to the financial statements or any additional disclosures.

220	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Company financial statements

Company balance sheet

		At 31 December	At 31 December
		2022	2021
	Notes	$ million	$ million
Fixed assets
Investments	2	7,092	7,092
Current assets
Debtors	3	2,991	2,852
Cash at bank	5	190	1,142
		3,181	3,994
Creditors: amounts falling due within one year
Borrowings	5	(109)	(432)
Other creditors	4	(947)	(949)
		(1,056)	(1,381)
Net current assets		2,125	2,613
Total assets less current liabilities		9,217	9,705
Creditors: amounts falling due after one year
Borrowings	5	(2,565)	(2,707)
Other creditors	4	(13)	–
		(2,578)	(2,707)
Total assets less total liabilities		6,639	6,998

Equity shareholders’ funds
Share capital		175	177
Share premium		615	614
Capital redemption reserve		20	18
Capital reserve		2,266	2,266
Treasury shares		(118)	(120)
Exchange reserve		(52)	(52)
Profit and loss account		3,733	4,095
Shareholders’ funds		6,639	6,998

The accounts were approved by the Board and authorised for issue on 21 February 2023 and signed on its behalf by:

Roberto Quarta	Deepak Nath, PhD	Anne-Françoise Nesmes
Chair	Chief Executive Officer	Chief Financial Officer

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2022	221

Company financial statements continued

Statement of changes in equity

			Capital					Total
	Share	Share	redemption	Capital	Treasury	Exchange	Profit and	shareholders’
	capital	premium	reserve	reserve	shares	reserve	loss account	funds
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2021	177	612	18	2,266	(157)	(52)	2,414	5,278
Attributable profit for the year	–	–	–	–	–	–	1,994	1,994
Equity dividends paid in the year	–	–	–	–	–	–	(329)	(329)
Share-based payments recognised[1]	–	–	–	–	–	–	41	41
Cost of shares transferred to beneficiaries	–	–	–	–	37	–	(25)	12
New shares issued on exercise of share options	–	2	–	–	–	–	–	2
At 31 December 2021	177	614	18	2,266	(120)	(52)	4,095	6,998
Attributable profit for the year	–	–	–	–	–	–	80	80
Equity dividends paid in the year	–	–	–	–	–	–	(327)	(327)
Share-based payments recognised[1]	–	–	–	–	–	–	40	40
Cost of shares transferred to beneficiaries	–	–	–	–	31	–	(26)	5
New shares issued on exercise of share options	–	1	–	–	–	–	–	1
Cancellation of treasury shares	(2)	–	2	–	129	–	(129)	–
Treasury shares purchased	–	–	–	–	(158)	–	–	(158)
At 31 December 2022	175	615	20	2,266	(118)	(52)	3,733	6,639

1	The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees. The disclosure relating to the Company is detailed in Note 22.1 of the Notes to the Group accounts.

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $3,563m (2021: $3,923m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $80m (2021: $1,994m). The decrease in attributable profit from the prior year is primarily due to lower dividends received from subsidiaries.

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

222	Smith+Nephew Annual Report 2022

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

Accounting standards issued but not yet effective: A number of new standards and amendments to standards are effective for periods beginning after 1 January 2022 and earlier application is permitted; however, the Company has not early adopted them in preparing these financial statements.

2 Investments

Accounting policy Investments in subsidiaries are stated at cost less provision for impairment.

	2022	2021
	$ million	$ million
At 1 January and 31 December	7,092	7,092

Investments represent holdings in subsidiary undertakings. In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 8.

3 Debtors

	2022	2021
	$ million	$ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,896	2,795
Prepayments and accrued income	6	–
Current asset derivatives – forward foreign exchange contracts	46	37
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	42	18
Current asset derivatives – currency swaps	1	2
	2,991	2,852

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2022	223

Company financial statements continued

Notes to the Company accounts continued

Allowance losses on amounts owed by subsidiary undertakings are calculated by reviewing 12-month expected credit losses using historic and forward-looking data on credit risk. The loss allowance expense for the year was de minimis (2021: de minimis).

4 Other creditors

	2022	2021
	$ million	$ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	837	881
Other creditors	21	12
Current liability derivatives – forward foreign exchange contracts	42	17
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	46	37
Current liability derivatives – currency swaps	1	2
	947	949
Amounts falling due after one year:
Non-current liability derivatives – interest rate swaps	13	–
	13	–

5 Cash and borrowings

Accounting policy

Financial instruments

Currency swaps are used to match foreign currency assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2022	2021
	$ million	$ million
Bank loans, borrowing and overdrafts due within one year or on demand	109	432
Borrowings due after one year	2,565	2,707
Borrowings	2,674	3,139
Cash at bank	(190)	(1,142)
Credit balance on derivatives – interest rate swaps	13	–
Net debt	2,497	1,997

All currency swaps are stated at fair value. Gross US Dollar equivalents of $369m (2021: $337m) receivable and $369m (2021: $337m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2022 and 2021 to hedge intra-group loans.

6 Contingencies

	2022	2021
	$ million	$ million
Guarantees in respect of subsidiary undertakings	–	–

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

7 Deferred taxation

The Company has gross unused capital losses of $75m (2021: $84m) available for offset against future chargeable gains. No deferred tax asset has been recognised on these unused losses as they are not expected to be realised in the foreseeable future.

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

224	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

8 Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, associates, joint arrangements, joint ventures and partnerships are listed below as at 31 December 2022, including their country of incorporation. All companies are 100% owned, unless otherwise indicated. The share capital disclosed comprises ordinary shares which are indirectly held by Smith & Nephew plc, unless otherwise stated.

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
UK			Rest of Europe
Michelson Diagnostic Limited[3] (6.4%)	England & Wales	Kent	Smith & Nephew GmbH	Austria	Vienna
Neotherix Limited[3] (24.9%)	England & Wales	York	Smith & Nephew S.A.-N.V	Belgium	Zaventem
Smith & Nephew (Overseas) Limited[1,5]	England & Wales	Watford	Smith & Nephew A/S	Denmark	Kobenhavn
Smith & Nephew Beta Limited[2]	England & Wales	Watford	Smith & Nephew Oy	Finland	Helsinki
Smith & Nephew China Holdings UK Limited[1]	England & Wales	Watford	Smith & Nephew France SAS[1]	France	Neuilly-sur-Seine
Smith & Nephew Employees Trustees Limited[2]	England & Wales	Watford	Smith & Nephew S.A.S.	France	Neuilly-sur- Seine
Smith & Nephew ESN Limited[2]	England & Wales	Watford	Smith & Nephew Business Services GmbH & Co. KG1	Germany	Hamburg
Smith & Nephew Extruded Films Limited[2]	England & Wales	Hull	Smith & Nephew Business Services Verwaltungs GmbH	Germany	Hamburg
Smith & Nephew Finance[2]	England & Wales	Watford	Smith & Nephew Deutschland (Holding) GmbH[1]	Germany	Hamburg
Smith & Nephew Finance Oratec[2]	England & Wales	Watford	Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew Group Services Limited	England & Wales	Watford	Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Smith & Nephew Healthcare Limited[2]	England & Wales	Hull	Smith & Nephew Robotics GmbH	Germany	Munich
Smith & Nephew Investment Holdings Limited[1]	England & Wales	Watford	Smith & Nephew (Ireland) Trading Limited	Ireland	Dublin
Smith & Nephew Lilia Limited[2]	England & Wales	Watford	Smith & Nephew S.r.l.	Italy	Milan
Smith & Nephew Medical Fabrics Limited[2]	England & Wales	Watford	Smith & Nephew International S.A.[1]	Luxembourg	Luxembourg
Smith & Nephew Medical Limited	England & Wales	Hull	Smith & Nephew (Europe) B.V.[1]	Netherlands	Amsterdam, 2132NP
Smith & Nephew Nominee Company Limited[2]	England & Wales	Watford	Smith & Nephew B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Nominee Services Limited[2]	England & Wales	Watford	Smith & Nephew Nederland CV	Netherlands	Amsterdam, 2132NP
Smith & Nephew Orthopaedics Limited	England & Wales	Watford	Smith & Nephew Operations B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Pharmaceuticals Limited[2]	England & Wales	Hull	Serda B.V.[3] (48.32%)	Netherlands	Amsterdam, 1105BP
Smith & Nephew Raisegrade Limited[1,2]	England & Wales	Watford	Smith & Nephew AS	Norway	Oslo
Smith & Nephew Rareletter Limited[2]	England & Wales	Watford	Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew Trading Group Limited[1]	England & Wales	Watford	Smith & Nephew Lda	Portugal	Forte da Casa
Smith & Nephew UK Executive Pension Scheme Trustee Limited[2]	England & Wales	Watford	S&N ORION PRIME, S.A.	Portugal	Coimbra
Smith & Nephew UK Limited[1,5]	England & Wales	Watford	DC LLC	Russian Federation	Puschino
Smith & Nephew UK Pension Fund Trustee Limited[2]	England & Wales	Watford	Smith & Nephew LLC	Russian Federation	Moscow
Smith & Nephew USD Limited[1]	England & Wales	Watford	Smith & Nephew S.A.U	Spain	Barcelona
Smith & Nephew USD One Limited[1]	England & Wales	Watford	Smith & Nephew Aktiebolag	Sweden	Molndal
T.J.Smith and Nephew,Limited	England & Wales	Hull	Lumina Adhesives AB3 (3.04%)	Sweden	Gothenburg
The Albion Soap Company Limited[2]	England & Wales	Watford	Atracsys Sàrl	Switzerland	Puidoux
TP Limited[1]	Scotland	Edinburgh	Plus Orthopedics Holding AG1	Switzerland	Zug
			Smith & Nephew Manufacturing AG	Switzerland	Aarau
			Smith & Nephew Orthopaedics AG1	Switzerland	Zug
			Smith & Nephew Schweiz AG	Switzerland	Zug
			Smith & Nephew AG	Switzerland	Zug
			Smith & Nephew Orthopaedics AG Aarau Branch[6]	Switzerland	Aarau

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2022	225

Company financial statements continued

Notes to the Company accounts continued

8 Group companies continued

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
US			Smith & Nephew Chile SpA	Chile	Chile
Arthrocare Corporation	United States	Wilmington	ArthoCare Medical Devices (Beijing) Co. Limited[4]	China	Chao Yang District, Beijing
Ascension Orthopedics, Inc.	United States	Wilmington Centreville	Plus Orthopedics (Beijing) Co. Limited[2]	China	Shunyi District, Beijing
Austin Miller Trauma LLC	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited	China	Shanghai Ao Na Rd
Bioventus Inc.[3,7] (28.32%)	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Beijing Branch[6]	China	Dong Cheng
Bioventus LLC[3,8] (20.31%)	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Chengdu Branch[6]	China	Wu Hou
Blue Belt Technologies, Inc.	United States	Philadelphia	Smith & Nephew Medical (Shanghai) Limited Guangzhou Branch[6]	China	Yue Xiu
Ceterix Orthopaedics, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Shanghai Branch[6]	China	Jing’an
Engage Uni LLC	United States	Wilmington 19808	Smith & Nephew Medical (Shanghai) Limited Shanghai Second Branch[6]	China	Shanghai Xin Jin Qiao Rd
Integrated Shoulder Collaboration, Inc.	United States	Wilmington 19808	Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City
Leaf Healthcare Inc.	United States	Wilmington	Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China	Kechuang Dongliujie
Miach Orthopaedics, Inc³ (10.09%)	United States	Dover GD	S&N Holdings SAS[1]	Colombia	Bogota
Orthopaedic Biosystems Ltd., Inc.	United States	Phoenix	Smith & Nephew Colombia S.A.S	Colombia	Bogota
Osiris Therapeutics, Inc.	United States	Columbia	ArthroCare Costa Rica Srl	Costa Rica	Alajuela
Rotation Medical, Inc.	United States	Wilmington 1908	Smith & Nephew Curaçao N.V.[2]	Curaçao	Willemstad
Sinopsys Surgical, Inc.[3] (1.44%)	United States	Wilmington	Smith & Nephew Beijing Holdings Limited[1]	Hong Kong	Hong Kong
Smith & Nephew Consolidated, Inc.[1]	United States	Wilmington	Smith & Nephew Limited	Hong Kong	Hong Kong
Smith & Nephew, Inc.[1]	United States	Wilmington	Smith & Nephew Suzhou Holdings Limited[1]	Hong Kong	Hong Kong
Surgical Frontiers Series I, LLC[3] (42.16%)	United States	Dover GD	Smith & Nephew GBS Private Limited	India	Pune
Trice Medical Inc.[3] (2.8%)	United States	Wilmington 19808	Smith & Nephew Healthcare Private Limited	India	Mumbai
Tusker Medical, Inc.	United States	Wilmington 19808	Smith & Nephew KK	Japan	Tokyo
Africa, Asia, Australasia and Other Americas			Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul
Smith & Nephew Argentina S.R.L.[2]	Argentina	Buenos Aires	Smith & Nephew Healthcare Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew Pty Limited	Australia	Macquarie park	Smith & Nephew Operations Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew Surgical Holdings Pty Limited[1,2]	Australia	Macquarie park	Smith & Nephew Services Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew Surgical Pty Limited[2]	Australia	Macquarie park	Smith & Nephew S.A. de C.V.	Mexico	Mexico City
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo	Smith & Nephew Limited[1]	New Zealand	Auckland
Smith & Nephew Comercio de Produtos Medicos LTDA, Diadema Branch[6]	Brazil	Diadema	Smith & Nephew Superannuation Scheme Limited	New Zealand	Auckland
Smith & Nephew Comercio de Produtos Medicos LTDA, Rio de Janeiro Branch[6]	Brazil	Rio de Janeiro	Smith & Nephew (Overseas) Limited Philippines Branch[2,6]	Philippines	Manila
Smith & Nephew Comercio de Produtos Medicos LTDA, São José dos Campos Branch[6]	Brazil	São José	Smith & Nephew, Inc.	Puerto Rico	San Juan
Smith & Nephew (Alberta) Inc.[2]	Canada	Calgary	Smith & Nephew Asia Pacific Pte. Limited[1]	Singapore	Singapore
Smith & Nephew Inc.[1]	Canada	Toronto	Smith & Nephew Pte Limited	Singapore	Singapore
Tenet Medical Engineering, Inc.	Canada	Calgary	Smith & Nephew (Pty) Limited[1]	South Africa	Westville
Smith & Nephew Finance Holdings Limited[5]	Cayman Islands	George Town 1104	Smith & Nephew Pharmaceuticals (Proprietary) Limited[2]	South Africa	Westville
TEAMfund, LP3 (6.765%)	Cayman Islands	George Town 9008

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

226	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Company name	Country of operation and incorporation	Registered Office	Registered Office addresses
			Coimbra	Rua Pedro Nunes, Instituto Pedro Nunes, Edificio IPN-D, 3030-199, Coimbra, Portugal
Smith & Nephew (Overseas) Limited Taiwan Branch [6]	Taiwan	Taipei	Moscow	2nd Syromyatnichesky Lane, Moscow, 105120, Russian Federation
Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok	Puschino	8/1 Stroiteley Street, 142290, City of Puschino, Moscow Region, Russian Federation
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Istanbul	Barcelona	Edificio Conata I, c/Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai	Molndal	Krokslatts fabriker 39 431 37 Molndal, Sverige, Sweden
Smith & Nephew FZE (DHCC Branch) [6]	United Arab Emirates	HealthCare City, Dubai	Gothenburg	Varbergsgatan 2A/412 65 Göteborg, Sweden
The Representative Office Of Smith & Nephew Asia Pacific Pte. Limited	Vietnam	Ho Chi Minh City	Puidoux	Route du Verney 20, 1070, Puidoux, Switzerland
1 Holding company.			Zug	Theilerstrasse 1A, 6300, Zug, Switzerland
2 Dormant company.			Aarau	Schachenallee 29, 5000, Aarau, Switzerland
3 Not 100% owned by Smith & Nephew Group.			US
4 In liquidation.			Wilmington	CT Corporation, 1209 Orange Street, Wilmington DE 19801, USA
5 Directly owned by Smith & Nephew plc.			Wilmington Centreville	Corporation Services Company, Suite 400, 2711, Centreville Road, Wilmington DE, USA
6 Branch of a company in Smith & Nephew Group.			Philadelphia	CT Corporation 1515 Market Street, Philadelphia, PA 19102, USA
7 Represents 28.32% voting rights and 8.01% economic interest.			Wilmington 19808	251 Little Falls Drive, Wilmington DE 19808, USA
8 Represents 20.31% economic interest.			Dover GD	160 Greentree Drive, Suite 101, Dover, DE, 19904, USA
Registered Office addresses			Pennsylvania	63 Burke Road, Cranberry Township, Butler County PA 16066, USA
UK			Phoenix	CT Corporation System, 3800 North Central Avenue, Phoenix AZ 85012, USA
Watford	Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE		Columbia	7015 Albert Einstein Dr., Columbia, Howard County MD 21046 USA
Kent	Ground Floor, Eclipse House, Eclipse Park, Sittingbourne Road, Maidstone, Kent, ME14 3EN		Africa, Asia, Australasia and Other Americas
York	25, Carr Lane, York, YO26 5HT		Buenos Aires	Maipu 1300, 13th Floor, Buenos Aires, Argentina
Hull	101 Hessle Road, Hull, HU3 2BN		Macquarie park	Suite 1.01, Level 1, Building B, Pinnacle Office Park, 4 Drake Avenue, Macquarie park
Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN		São Paulo	Av. das Nações Unidas, 14171- 23º andar – Torre C- Crystal, Vila Gertrudes, São Paulo, CEP 043794-000, Brazil
Rest of Europe			Diadema	Avenida Fagundes de Oliveira, 538, Piraporinha, Mbigucci Diadema Business Park, Module B21 and B22, City of Diadema São Paulo CEP 09950-300 Brazil
Vienna	Concorde Business Park, 1/C/3 2320, Schwechat, Austria		Rio de Janeiro	Rua Francisco de Sousa e Melo, 1590, Galpao 3 Armazem 103 parte, Bairro Cordovil, Rio de Janeiro, CEP 21010-900, Brazil
Zaventem	Ikaroslaan 45, Gebouw D, 1930 Zaventem, Belgium		São José	Rua Dionizio Chinelato Nr. 100 – Complemento Galpão 01 – Sala o1 CEP 12.238-578 Bairro – Eldorado, Municipio São José dos Campos SP
Kobenhavn	Kay Fiskers Plads 9,1. 2300. Kobenhavn S, Denmark		Calgary	3500-855-2 Street SW, Calgary AB T2P 4J8, Canada
Helsinki	Ayritie 12 C, 01510, Vantaa, Finland		Toronto	199, Bay Street, 4000, Toronto, Ontario M5L 1A9, Canada
Neuilly-sur-Seine	40-52, Boulevard du Parc, 92200 Neuilly-sur-Seine, France		Georgetown 1104	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland house, Grand Cayman, KY1-1104, Cayman Islands
Hamburg	Friesenweg 4, Haus 21, 22763, Hamburg, Germany
Munich	Konrad-Zuse-Platz 8, 81829, Munich, Germany
Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany
Dublin	13-18 City Quay, Dublin 2, D02 ED70, Ireland
Milan	Sesto San Giovanni (MI) Viale T. Edison 110 CAP 20099 Italy
Luxembourg	1A, rue Jean Piret, L-2350, Luxembourg, Luxembourg
Amsterdam 2132NP	Bloemlaan 2, 2132NP, Hoofddorp, The Netherlands
Amsterdam 1105BP	Paasheuvelweg 25, 1105BP, Amsterdam, The Netherlands
Oslo	Snaroyveien 36, FORNEBU, 1364, Norway
Warsaw	Ul Osmanska 12, 02-823, Warsaw, Poland
Forte da Casa	Rua do Parque Tejo, numbers 7, 7-A and 7-B 2625-437 Forte da Casa, Povoa de Santa Iria and Forte da Casa, Vila Franca de Xira, Portugal

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2022	227

Company financial statements continued

Notes to the Company accounts continued

8 Group companies continued

Registered Office addresses		Registered Office addresses
Georgetown 9008	Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1 -9008, Cayman Islands	Mumbai	501-B – 509-B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai-59, Maharashtra, India
Chao Yang District, Beijing	Room 17-021, Internal B17 floor, B3-24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China	Tokyo	2-4-1, Shiba-Koen, Minato-Ku, Tokyo 105 0011, Japan
Shunyi District, Beijing	22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China	Seoul	13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159-1 Samsung-dong, Seoul, Korea
Shanghai Ao Na Rd	Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China	Kuala Lumpur	Level 25, Menara Hong Leong, NO. 6 Jalan Damanlela Bukit Damansara Kuala Lumpur W.P. 50490 Kuala Lumpur, Malaysia
Dong Cheng District	Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street Dong Cheng District, Beijing, China	Mexico City	Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico
Wu Hou District	No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China	Auckland	621 Rosebank Road, Avondale, Auckland, 1026, New Zealand
Yue Xiu District	Room 2503, No 33, 6th Jian She Rd, Yue Xiu District, Guang Zhou, China	Manila	6/F Alfaro St, Salcedo Village, Makati City, Metro Manila, Philippines
Jing'an District	Unit 09, Nominal Level 12 (Actual Level 11), Central Section of Bohua Square Office Tower, No. 669 Xinzha Road, Jing’an District, Shanghai, China	San Juan	Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico
Shanghai Xin Jin Qiao Rd	Room 102, Floor 1, Building 3 (B1), No. 1599, Xin Jin Qiao Road China (Shanghai) Pilot Free Trade Zone, Shanghai, China	Singapore	29 Media Circle, #06-05, Alice@Mediapolis, Singapore, 138565, Singapore
Suzhou City	12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China	Westville	30 The Boulevard, Westway Office Park, Westville, 3629, South Africa
Kechuang Dongliujie	No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China	Taipei	9F-2, No. 50, Sec. 1, Xinsheng South Road, Zhongzheng District Taipei City 10059, Taiwan
Bogota	Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., Colombia	Huai Khwang District, Bangkok	16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand
Alajuela	Building B32, 50 meters South of Revisión Téchnica Vehicular, Province de Alajuela, Canton Alajuela, Coyol Free Zone, District San José, Costa Rica	Istanbul	Mahmutbey Mahallesi, 2538. Sokak, Kısık Plaza Apt. No:6/Z1, Istanbul, Bağcılar, Turkey
Willemstad	Pietermaai 15, PO Box 4905, Curaçao	Jebel Ali, Dubai	PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates
Hong Kong	Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong	HealthCare City, Dubai	Floor 1, Building 52, Dubai Healthcare City, Dubai, United Arab Emirates
Pune	Podium Floor Tower 4, World Trade Center S No1 Kharadi, Pune, Maharashtra-MH, 411014, India	Ho Chi Minh City	Room 02, 18th floor, TNR building, 180-192, Nguyen Cong Tru street, Nguyen Thai Binh Ward, District 1, Ho Chi Minh City, Vietnam

9 Subsidiary undertakings exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2022:

–	Smith & Nephew China Holdings UK Limited (Registration number: 9152387)
–	Smith & Nephew Investment Holdings Limited (Registration number: 384546)
–	Smith & Nephew Trading Group Limited (Registration number: 681256)
–	Smith & Nephew USD One Limited (Registration number: 10428326)
–	TP Limited (Registration number: SC005366)

 Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages
              221–228 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

228	Smith+Nephew Annual Report 2022

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

Properties

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area
(square feet 000’s)
Group head office and surgical training facility in Watford, UK	60
Manufacturing and office facilities in Memphis, Tennessee, US	923
Wound management manufacturing, research and office facility in Hull, UK	473
Surgical training and office facilities in Memphis, Tennessee, US	292
Manufacturing facility in Suzhou, China	288
Manufacturing facility in Penang, Malaysia	277
Manufacturing facility in Alajuela, Costa Rica	270
Manufacturing facility in Oklahoma City, Oklahoma, US	155
Manufacturing, Office facilities and laboratory space in Fort Worth, Texas, US	139
Research & development and office facility in Austin, Texas, US	125
Manufacturing facility in Aarau, Switzerland	116
Logistic facility in Lawrenceville, US	115
Office facilities in Andover, Massachusetts, US	112
Manufacturing facility in Beijing, China	109
Manufacturing facility in Mansfield, Massachusetts, US	98
Business services centre in Pune, India	74
Research & development facility in Pittsburgh, Pennsylvania, US	65
Manufacturing, Office facility in Tuttlingen, Germany	64
Manufacturing facility in Columbia, Maryland, US	61

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

Smith+Nephew Annual Report 2022	229

Other information

Risk factors

There are known and unknown risks and uncertainties relating to Smith+Nephew’s business. The factors listed on pages 230–235 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith+Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith+Nephew’s business, financial position or results of operations.

Global supply chain

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield, Columbia and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Suzhou and Beijing in China, Penang in Malaysia and Alajuela in Costa Rica. If major physical disruption or unavailability of critical system infrastructure and applications took place at any of these sites, it could adversely affect the results of operations. Further, disruptions which have taken place at these sites as a result of localised lockdowns in China and the impact of geopolitical events such as the war in Ukraine on the access to and cost of supply channels and supply constraints on raw materials and components have had and may continue to have an adverse effect on the Group’s results of operations. Physical loss and consequential loss insurance is carried to cover major physical disruption to these sites but is subject to limits and deductibles, generally does not cover pandemic or war related disruptions, and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages. Further, as the Group continues to move and operationalise its warehouse and distribution functions externally, there is a risk that, if the transition and ongoing operations do not go as planned, the supply of products to its markets may be disrupted and impact its performance.

The Group is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier. Disruptions in the supply chains and operations of the Group’s suppliers, increased freight costs and cycle times and increased sanctions and import and export controls resulting from geopolitical events such as the war in Ukraine could result in a continued increase in the Group’s costs of production and distribution. These suppliers must provide the materials in compliance with legal and regulatory requirements and perform the activities to the Group’s standard of quality requirements. A supplier’s failure to comply with legal or regulatory requirements or otherwise meet expected quality standards could create liability for the Group and adversely affect sales of the Group’s related products. The Group may be forced to pay higher prices to obtain raw materials and/or to sterilize its products, which it may not be able to pass on to its customers in the form of increased prices for its finished products. This risk is particularly relevant in the medical devices sector due to complex supply chains and the potential for healthcare budgets globally to be reduced. In addition, some of the raw materials used may become unavailable and/or capacity for sterilization services may become constrained, in particular due to post-pandemic manufacturing and supply challenges and increased regulation, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Interruption of supply caused by these or other factors has had and may continue to have a negative impact on Smith+Nephew’s revenue and operating profit.

The Group will, from time to time, including as part of the Operations and Commercial Excellence programme, outsource or insource the manufacture of components and finished products to or from third parties and will periodically relocate the manufacture of product and/or processes between existing and/or new facilities.

Natural disasters, weather and climate change related events and unavailability of critical system infrastructure and applications can also lead to manufacturing and supply delays, product shortages, excess inventory, unanticipated costs, lost revenues and damage to reputation. In addition, the pace of development and expansion of environmental and sustainability regulations globally, coupled with more aggressive enforcement of regulations can impact the Group’s ability to manufacture, sterilise and supply product. In addition, the Group’s physical assets and supply chains are also vulnerable to weather and climate change (e.g. sea level rise, increased frequency and severity of extreme weather events, and stress on water resources). Where such events impact a manufacturing facility, the Group may be unable to manufacture products. In this case, if there is no manufacturing alternative for the relevant products, the Group may not be able to supply those products to its customers.

The Group is exposed to increasing salary and wage costs for its employees and contractors due to global inflation and the cost of living crisis. This, combined with labour attrition and longer cycle times to backfill roles, may adversely impact the Group’s performance. Requirements of global regulatory agencies have become more stringent in recent years and the Group expects this to continue. The Group’s Quality and Regulatory Affairs team is leading a cross functional Group-wide programme to implement and transition to the EU Medical Devices Regulation (MDR) regulatory regime. MDR includes new requirements for the manufacture, supply and sale of all CE marked products sold in Europe (i.e. those products that conform with health, safety and environmental protection standards within the European Economic Area) and requires the re-registration of all medical devices, regardless of where they are manufactured. Smith+Nephew continues to make substantial progress towards Group compliance to the new regulation, however expects that there will continue to be significant capacity constraints in implementing MDR given the small number of notified bodies certified under MDR. This could continue to cause delays for medical device approvals for the industry more broadly and may result in delays for patients.

230	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The European Commission has taken some important steps to aid implementation, including delaying the EU database (EUDAMED) and passing a Corrigendum to give a longer implementation timeline for certain Class lR devices (i.e. reusable surgical instruments). More recently the EU Commission has proposed draft revisions to transitional requirements which if approved should support products to continue to be made available. This supports both the Group as well as supporting capacity constraints within the Notified Bodies.

The Group operates with a global remit and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption. Additional risks to supply include inadequate sales and operational planning and inadequate supply chain or manufacturing capacity to support customer demand and growth.

Business continuity and business change

Widespread outbreaks of infectious diseases, including new Covid variants and restrictions and lockdowns arising therefrom, can create uncertainty and challenges for the Group. These include, but are not limited to, declines in and cancellations of elective procedures at medical facilities, reduction in staffing and other support within institutions, disruptions at manufacturing facilities and disruptions in supply and other commercial activities due to travel restrictions and government restrictions on exports.

The Group’s business requires continuous improvement and depends on its ability to execute business change programmes such as the 12-point plan at pace, whilst continuing to operate business as usual. The pace and scope of the Group’s business change initiatives may increase execution risk for the change programmes as well as for the Group’s business-as-usual activities. The Group’s business depends on its ability to plan for and be resilient in the face of events that threaten one or more of its key locations. Damage caused by environmental and climate change factors, including natural disasters and severe weather can and do threaten the Group’s critical sites and supply chains.

Commercial execution

Strong commercial execution requires effective cross functional alignment, accountability, engagement and communication across the Group within embedded governance structures and frameworks. Effective engagement with customers, suppliers and other stakeholders is also a crucial factor to ensure strong commercial execution. Failure to effectively implement the Group’s programmes within appropriate governance frameworks or failure to understand or take into account customer, supplier and stakeholder needs and requirements could adversely affect the Group’s performance.

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

There is a possibility of further consolidation of competitors, which could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected revenue growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options. Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base and this trend is expected to continue. Some customers have joined group purchasing organisations or introduced other cost containment measures that could lead to downward pressure on prices or limit the number of suppliers in certain business areas, which could adversely affect Smith+Nephew‘s results of operations and hinder its growth potential.

Additional commercial execution risks include medical facilities stopping or severely restricting sales representative access due to increased post-pandemic pressure on these facilities and their staff.

Relationships with healthcare professionals

The Group seeks to maintain effective and ethical working relationships with physicians and medical personnel who assist in the development of new products or improvements to its existing product range or in product training and medical education. lf the Group is unable to maintain these relationships its ability to meet the demands of its customers could be diminished and the Group’s revenue and profit could be materially adversely affected.

Customer and other stakeholder sustainability expectations

The Group’s customers have developed or are developing more stringent sustainability requirements that they request or expect Smith+Nephew to implement or adhere to. A failure to meet customer’s expectations may adversely impact upon the Group’s financial performance.

Acquisitions

Challenges in integration of new acquisitions may arise following completion of the deal. This may lead to the Group not achieving the planned synergies and results from the acquisition.

Pricing and reimbursement

Dependence on government and other funding

In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments and healthcare systems. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Smith+Nephew Annual Report 2022	231

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

The Group is also exposed to changes in reimbursement policy, tax policy and pricing, including as a result of financial pressure on governments and hospitals caused by recession and inflation in its markets, which may have an adverse impact on revenue and operating profit. During 2021 and 2022, reimbursement codes were more widely interpreted to provide for remote delivery of healthcare services which indicates a proposed shift in site of care and management of related healthcare budgets away from traditional inpatient focused treatment. There may also be an increased risk of adverse changes to government funding policies arising from deterioration in macroeconomic conditions from time to time in the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate healthcare, including extensive and complex rules in the US. Failure to do so could result in fines, reputational damage and/or loss of future funding.

Procurement processes

Global recessionary and inflationary pressures and the commoditisation of entire product groups have led to more price driven approaches to customer procurement processes and tenders, such as the value-based procurement programme in China and further consolidation of customer buying groups. Further, non-clinical staff are often key decision makers in customer’s procurement processes, with access to these decision-makers being limited with some customers. These changes are occurring at a time when the input cost to the Group’s products is continuing to increase. The effect of these procurement changes can adversely impact the pricing that the Group achieves for its products in parallel with a continued increase in the cost of production of those products.

New product innovation, design & development, including intellectual property

Continual development and introduction of new products

The medical devices industry has a high level of new product introduction. In order to remain competitive, the Group must continue to develop innovative products that satisfy customer needs and preferences and/or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. The Group may fail to innovate due to insufficient R&D investment, a R&D skills gap or poor product development. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. Although most countries have eased Covid restrictions, during 2022 localised Covid lockdowns and restrictions resulted in limitations on ability to conduct live product trials. Furthermore, there has been an adverse impact on relationships with healthcare professionals involved in R&D, marketing and sale of products and services, due to limited access to such professionals as a result of restricted hospital access in these markets.

The Group’s products and technologies are also subject to marketing challenge by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group operates. If the Group’s new products do not remain competitive with those of competitors, the Group’s revenue could decline. The Group maintains reserves for excess and obsolete inventory resulting from the potential inability to sell its products at prices in excess of current carrying costs. Marketplace changes resulting from the introduction of new products or surgical procedures may cause some of the Group’s products to become obsolete. The Group makes estimates regarding the future recoverability of the costs of these products and records a provision for excess and obsolete inventories based on historical experience, expiration of sterilisation dates and expected future trends. If actual product life cycles, product demand or acceptance of new product introductions are less favourable than projected by management, additional inventory write-downs may be required.

All new products that the Group develops need to be designed and manufactured in a sustainable manner. A failure in this aspect may impact the willingness of customers to purchase the new products and adversely impact the Group’s ability to continue selling the product.

Where the Group has critical gaps in its product portfolio that are not filled by new products there is a risk that the Group will lose market share to competitors that can offer a broader product portfolio.

Proprietary rights and patents

Due to the technological nature of medical devices and the Group’s emphasis on serving its customers with innovative products, the Group has been subject to patent infringement claims and is subject to the potential for additional claims. Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to engage in dispute resolution and if unsuccessful, pay damages, develop non-infringing products or obtain licences to the products which are the subject of such litigation, thereby affecting the Group’s growth and profitability.

Smith+Nephew protects its intellectual property and opposes third-party patents and trademarks where it deems appropriate. If Smith+Nephew fails to protect and enforce its intellectual property rights effectively, its competitive position could suffer, which could harm its results of operations. In addition, intellectual property rights may not be protectable to the same extent in all countries in which the Group operates.

Cybersecurity

Reliance on sophisticated information technology and cybersecurity

The Group uses a wide variety of information systems, programmes and technology to manage its business. The Group also develops and sells certain products that are or will be digitally enabled including connection to networks

232	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

and/or the internet. The Group’s systems and the systems of the entities it acquires are vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, loss of data privacy or other significant disruption. The Group’s systems have been and will continue to be the target of such threats, including as a result of remote working. There is increasing government focus on cybersecurity including changes in the regulatory environment.

Cybersecurity is a multifaceted discipline covering people, process and technology. It is also an area where more can always be done; it is a continually evolving practice. The Group has a layered security approach in place to prevent, detect and respond, in order to minimise the risk and disruption of these intrusions and to monitor its systems on an ongoing basis for current or potential threats. There can be no assurance that these measures will prove effective in protecting Smith+Nephew from future interruptions and as a result business operations could be disrupted and the performance of the Group could be materially adversely affected.

Legal and compliance risks including international regulation, product liability claims and loss of reputation

International regulation

The Group operates across the world and is subject to extensive complex legislation and regulation, including with respect to anti-bribery and corruption and data protection, in each country in which the Group operates. The Group’s international operations are governed by the UK Bribery Act and the US Foreign Corrupt Practices Act which prohibit the Group or its representatives from making or offering improper payments to government officials and other persons or accepting payments for the purpose of obtaining or maintaining business. The Group’s international operations which operate through distributors increase our Group exposure to these risks. The Group undertakes investigations into allegations of possible violations of laws and regulations, supported by external counsel where appropriate. It is not possible to predict the nature, scope or outcome of investigations, including the extent to which, if at all, this could result in any liability to the Group.

The Group is also required to comply with the requirements of data privacy laws and regulations in the markets in which it operates which impose additional obligations regarding the handling of personal data. As privacy and data protection have become more sensitive issues for regulators and consumers, new and enhanced privacy and data protection laws and regulations and enforcement frameworks, continue to develop at pace globally. Ensuring compliance with evolving privacy and data protection laws and regulations on a global basis may require the Group to change or develop its current business models and practices and may increase its cost of doing business. Despite those efforts, there is a risk that the Group may be subject to fines and penalties, litigation and reputational harm in connection with its activities as enforcement of such legislation has increased in recent years on companies and individuals where breaches are found to have occurred. Failure to comply with the requirements of privacy and data protection laws, could adversely affect the Group’s business, reputation, financial condition or results of operations.

Operating in multiple jurisdictions also subjects the Group to local laws and regulations related to tax, pricing, reimbursement, regulatory requirements, trade policy, product safety, sustainability compliance and reporting requirements and varying levels of protection of intellectual property. This exposes the Group to additional risks and potential costs.

Product liability claims and loss of reputation

The development, manufacture and sale of medical devices entails risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation. There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits.

As at 31 December 2022, a provision of $239m is recognised relating to the present value of the estimated costs to resolve all unsettled known and unknown anticipated metal-on-metal hip implant claims globally. See Note 17 to the Group accounts for further details.

Financial reporting, compliance and control

The Group’s financial results depend on its ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury activities and avoid significant transactional errors and customer defaults (the risk of which has been heightened post-pandemic). Failure to comply with the Group’s financial reporting requirements or relevant tax laws can lead to litigation and regulatory activity and ultimately to material loss to the Group. Potential risks include failure to report accurate financial information in compliance with accounting standards and applicable legislation, failure to comply with current tax laws, failure to manage treasury risk effectively and failure to operate adequate financial controls over business operations.

Political and economic

World economic conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group‘s products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during adverse macroeconomic conditions. The impact of geopolitical conditions such as the war in Ukraine and the continuing impacts of the Covid pandemic on global economies and financial markets may trigger a recession or slowdown in various markets in which the Group operate which would significantly reduce customer capital spending and customer financial strength. Economic conditions worldwide continue to create several challenges for the Group, including the US Administration’s approach

Smith+Nephew Annual Report 2022	233

Other information continued

Risk factors continued

to trade policy, increased global sanctions and countersanctions in response to local or global conflicts, heightened inflation and pricing pressure (arising across the costs of raw materials, freight and employee salaries and wages), increasing tax rates, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of government debt. These factors could have an increased impact on growth in the future.

The Group is increasingly seeing sustainability targets and public policies being promulgated in the markets in which the Group operates as well as by its customers, suppliers and other stakeholders. A failure to meet these targets and policies could impact the Group’s sales and growth in those markets.

Political uncertainties

The Group operates on a worldwide basis and has distribution channels, agents and purchasing entities in over 100 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding preference for local suppliers, import quotas, taxation or other matters could adversely affect the Group’s revenue and operating profit.

War, economic sanctions, terrorist activities or other conflict could also adversely impact the Group whether in terms of increased compliance resources and cost to serve, market exit, disruption to operations and/or reputational damage. There remains a level of political and regulatory uncertainty in the UK following the exit from the European Union and the introduction of new legislation in the UK.

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

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith+Nephew’s products include the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration in China and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. In 2017, the EU reached agreement on a new set of Medical Device Regulations which entered into force on 25 May 2017 with an initial expected three-year transition period until May 2020. Due to the Covid pandemic, the European Commission published a formal proposal in early April 2020, announcing the delay to the implementation by 12 months, to 26 May 2021. The increase in the time required by Notified Bodies to review product submissions and site quality systems’ certification time has had and may continue to have an adverse impact on the Group’s ability to meet customer demand.

The trend is towards more stringent regulation and higher standards of technical appraisal and there are increasingly stringent local requirements for clinical data across many of the markets globally in which the Group operates. Such controls have become increasingly demanding to comply with and management believes that this trend will continue. Privacy laws and environmental regulations have also become more stringent, supported by enhanced enforcement frameworks and resources.

There is also an increase in regulation relating to labelling and reporting in the markets in which the Group operates which results in increased resourcing and cost to the Group. Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national medical device regulation and Group policies. Payment for medical devices may be governed by reimbursement tariff agencies in a number of countries. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment. Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to Company reputation.

Mergers and acquisitions

Failure to make successful acquisitions

A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing business. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on the Group’s competitive position

234	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

and profitability. This could result from the diversion of management resources from the acquisition or integration process, challenges of integrating organisations of different geographic, cultural and ethical backgrounds, as well as the prospect of taking on unexpected or unknown liabilities. In addition, the availability of global capital and increased interest rates may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance.

Talent management

The Group’s continued development depends on its ability to hire, successfully engage and retain highly skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales force. The Covid pandemic has increased the risk to the health and wellbeing of the Group’s personnel. Uncertainty, threat of illness and restricted travel, work and personal activities have affected people globally. Employee priorities have shifted in terms of work life equilibrium resulting in increased global movement of talent. Increased salaries in particular sectors (such as Cybersecurity, Digital, IT and ESG) have also impacted businesses globally lf Smith+Nephew is unable to attract and retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its revenue and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and fails to engage in and implement effective succession planning, it may not be able to meet its strategic business objectives, may lose competitive advantage and intellectual capital due to retention failure.

Environment and sustainability

Climate change and sustainability related risks have the potential to impact the Group’s business model and performance. The impacts of climate change on the Group’s business may arise from new regulations and requirements to obtain certain sustainability standards, international sustainability accords and agreements, and changing business practices and trends to accommodate climate-change risks. Further, the Group will be exposed to the physical impacts of climate change, which may impact the manufacture of its products and the supply chain to deliver them to its markets. The Group may need to adapt its business model and processes to accommodate the changes brought about by climate-related issues and increased focus and regulation of sustainability requirements by governments, regulators, customers, investors and other stakeholders. If the Group does not achieve the climate change and sustainability targets and objectives set by the Group, or set by the governments and regulators in the markets where it operates, or by its customers, there may be an impact on the Group’s performance and ability to grow.

Taxation and Foreign Exchange

The Group operates a global business and is therefore required to comply with tax legislation in multiple jurisdictions and is also exposed to exchange rate volatility. There is the potential for an adverse impact on the Group’s financial performance due to significant tax rate changes, or broadening of the tax base, in key jurisdictions in which the Group operates. These include OECD Pillar Two (as outlined on page 179) and US tax reform proposals. These external factors may require the Group to adjust its operating model.

Currency fluctuations

Smith+Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group ‘s manufacturing cost base is situated principally in the US, the UK, China, Costa Rica, Malaysia and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currency of the Group’s selling operations, particularly the Euro, Chinese Yuan, Australian Dollar, Malaysian Ringgit and Japanese Yen.

If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected. The Group manages the impact of exchange rate movements on operating profit by a policy of transacting forward foreign currency contracts when firm commitments exist. In addition, the

Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year. However, the Group is still exposed to medium to long-term adverse movements in the strength of currencies compared to the US Dollar. The Group uses the US Dollar as its reporting currency. The US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 196.

Factors affecting results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Serving healthcare customers’ on pages 24–45, the ‘Manufacturing and quality’ on pages 46–47, the ‘Financial review’ on pages 18–21 and ‘Taxation information for shareholders’ on pages 243–245.

Smith+Nephew Annual Report 2022	235

Other information continued

Non-IFRS financial information – Adjusted measures

These financial statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). These measures, which include trading profit, trading profit margin, trading profit before tax, adjusted attributable profit, tax rate on trading results (trading tax expressed as a percentage of trading profit before tax), EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

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

236	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

			Reconciling items
2022	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	2.5	6.8	–	(4.3)
Hip Implants	(4.4)	(0.2)	–	(4.2)
Other Reconstruction	(5.6)	(1.8)	–	(3.8)
Trauma & Extremities	(5.7)	(2.6)	–	(3.1)
Orthopaedics	(2.0)	1.9	–	(3.9)
Sports Medicine Joint Repair	3.6	8.7	–	(5.1)
Arthroscopic Enabling Technologies	(3.8)	0.9	–	(4.7)
ENT (Ear, Nose and Throat)	17.1	20.4	–	(3.3)
Sports Medicine & ENT	1.9	6.7	–	(4.8)
Advanced Wound Care	(2.6)	5.2	–	(7.8)
Advanced Wound Bioactives	4.9	5.4	–	(0.5)
Advanced Wound Devices	4.3	11.6	–	(7.3)
Advanced Wound Management	1.1	6.4	–	(5.3)
Total	0.1	4.7	–	(4.6)

			Reconciling items
2021	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	6.6	5.1	–	1.5
Hip Implants	7.8	5.8	–	2.0
Other Reconstruction	34.1	32.2	–	1.9
Trauma & Extremities	25.4	5.6	18.0	1.8
Orthopaedics	12.5	6.4	4.3	1.8
Sports Medicine Joint Repair	18.2	15.9	–	2.3
Arthroscopic Enabling Technologies	14.1	11.7	–	2.4
ENT (Ear, Nose and Throat)	23.3	20.6	–	2.7
Sports Medicine & ENT	17.0	14.6	–	2.4
Advanced Wound Care	12.9	9.5	–	3.4
Advanced Wound Bioactives	15.1	14.8	–	0.3
Advanced Wound Devices	16.0	13.0	–	3.0
Advanced Wound Management	14.2	11.8	–	2.4
Total	14.3	10.3	1.9	2.1

Trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations, the most directly comparable IFRS measures, when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Smith+Nephew Annual Report 2022	237

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

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2022 Reported	5,215	450	235	(12)	223	581	25.5
Acquisition and disposal-related items	–	4	162	(31)	131	22	15.1
Restructuring and rationalisation costs	–	167	168	(30)	138	120	15.8
Amortisation and impairment of acquisition intangibles	–	205	205	(45)	160	–	18.4
Legal and other[7]	–	75	82	(21)	61	133	7.0
Lease liability payments	–	–	–	–	–	(54)	–
Capital expenditure	–	–	–	–	–	(358)	–
2022 Adjusted	5,215	901	852	(139)	713	444	81.8

Acquisition and disposal-related items: For the year to 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes losses of $158m related to the Group’s shareholding in Bioventus. This primarily includes an impairment charge of $109m and the Group’s share of impairment recognised by Bioventus in its financial statements.

Restructuring and rationalisation costs: For the year to 31 December 2022, these costs relate to the implementation of the Operations and Commercial Excellence programme announced in February 2020 and also includes efficiency and productivity elements of the 12-point plan. Adjusted profit before tax additionally excludes $1m of restructuring costs related to the Group’s share of results of associates.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2022, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2022, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $19m in the provision that reflects the present value of the estimated cost to resolve all other known and anticipated metal-on-metal hip claims. Charges also include the costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2021 Reported	5,212	593	586	(62)	524	1,048	59.8
Acquisition and disposal-related items	–	7	(73)	(3)	(76)	28	(8.8)
Restructuring and rationalisation costs	–	113	113	(22)	91	108	10.3
Amortisation and impairment of acquisition intangibles	–	172	172	(38)	134	–	15.4
Legal and other[7]	–	51	59	(22)	37	111	4.2
Lease liability payments	–	–	–	–	–	(59)	–
Capital expenditure	–	–	–	–	–	(408)	–
2021 Adjusted	5,212	936	857	(147)	710	828	80.9

Acquisition and disposal-related items: For the year to 31 December 2021, costs primarily relate to the acquisition of Extremity Orthopaedics and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes gains of $75m associated with the two transactions resulting in the dilution of the Group’s shareholding in Bioventus and $5m of other gains relating to the Bioventus IPO.

Restructuring and rationalisation costs: For the year to 31 December 2021, these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the Operations and Commercial Excellence programme announced in February 2020.

238	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2021, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2021, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and also includes costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024. These charges in the year to 31 December 2021, were partially offset by a credit of $35m relating to insurance recoveries for ongoing metal-on-metal hip claims.

Trading cash flow additionally excludes $7m of cash funding to closed defined benefit schemes. Taxation also includes the effect of an increase in deferred tax assets on non trading items resulting from the prospective UK tax rate increase from 19% to 25% effective from 1 April 2023.

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

Free cash flow

Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework, it is defined as the cash generated from operations less capital expenditure and cash flows from interest and income taxes. A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2022	2021	2020
	$ million	$ million	$ million
Cash generated from operations[1]	581	1,048	972
Capital expenditure	(358)	(408)	(443)
Interest received	7	6	2
Interest paid	(73)	(80)	(61)
Payment of lease liabilities	(54)	(59)	(55)
Income taxes (paid)/refunded	(47)	(97)	22
Free cash flow	56	410	437

1	See Group cash flow statement on page 166.

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 15 to the Group accounts. Adjusted EBITDA is defined as trading profit before depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets.

The calculation of the leverage ratio is set out below:

	2022	2021
	$ million	$ million
Net debt including lease liabilities	2,535	2,049

Trading profit	901	936
Depreciation of property, plant and equipment	319	326
Amortisation of other intangible assets	56	65
Impairment of property, plant and equipment[1]	30	–
Impairment of other intangible assets[1]	7	–
Adjustment for items already excluded from trading profit	(31)	(11)
Adjusted EBITDA	1,282	1,316
Leverage ratio (x)	2.0	1.6

1 Impairments in 2021 were immaterial and did not impact the leverage ratio.

Smith+Nephew Annual Report 2022	239

Other information continued

Non-IFRS financial information – Adjusted measures continued

Return on invested capital

Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long- term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is defined as Operating Profit (before amortisation and impairment of acquisition intangibles) less Adjusted Taxes/((Opening Net Operating Assets + Closing Net Operating Assets)/2). The ROIC calculation has been updated to reflect the definition of ROIC used in the Performance Share Programme 2020.

	2022	2021	2020
	$ million	$ million	$ million
Operating profit	450	593	295
Amortisation and impairment of acquisition intangibles	205	172	171
Operating profit before amortisation and impairment of acquisition intangibles	655	765	466
Taxation	(12)	(62)	202
Taxation adjustment[1]	(86)	(55)	(57)
Operating profit before amortisation and impairment of acquisition intangibles less adjusted taxes	557	648	611

Total equity	5,259	5,568	5,279
Accumulated amortisation and impairment of acquisition intangibles net of associated tax	1,175	1,035	926
Retirement benefit assets	(141)	(182)	(133)
Investments	(12)	(10)	(9)
Investments in associates	(46)	(188)	(108)
Right-of-use assets	(187)	(191)	(196)
Cash at bank	(350)	(1,290)	(1,762)
Long-term borrowings and lease liabilities	2,712	2,848	3,353
Retirement benefit obligations	70	127	163
Bank overdrafts, borrowings, loans and lease liabilities	160	491	337
Net operating assets	8,640	8,208	7,850
Average net operating assets[2]	8,424	8,029	7,681
Return on invested capital	6.6%	8.1%	8.0%

1	Being the taxation on amortisation and impairment of acquisition intangibles, interest income, interest expense, other finance costs and share of results of associates.

2   (Opening Net Operating Assets + Closing Net Operating Assets)/2

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

240	Smith+Nephew Annual Report 2022

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

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2022 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

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

During 2022, a fee of 1 US cent per ADS was collected by J.P. Morgan Chase Bank N.A. on the 2021 final dividend paid in May 2022 and a fee of 1 US cent per ADS was collected on the 2022 interim dividend paid in October. In the period 1 January 2022 to 10 February 2023, the total programme payments made by J.P. Morgan Chase Bank N.A. was $815,663.15.

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

An interim dividend in respect of each fiscal year is normally declared in July or August and paid in October or November.

Smith+Nephew Annual Report 2022	241

Shareholder information continued

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

Dividends below £2,000 per tax year are tax free for UK income tax purposes and dividends above £2,000 per tax year are subject to UK personal income tax at the rate of 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers. If you need to pay UK tax, how you pay depends upon the amount of dividend income you receive in a year. For the tax year 2023–2024, the £2,000 dividend nil rate will be reduced to £1,000, falling to £500 for the tax year 2024–25 and subsequent tax years. If your dividend income is up to £10,000 you can request HMRC to change your tax code so that the tax will be taken from your wages or pension or you can complete a self-assessment tax return. If your dividend income is over £10,000 in the tax year, you will need to complete a self-assessment tax return. This will apply to both cash and dividend reinvestment plan (‘DRiP’) dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free.

Since the second interim dividend for 2005, all dividends have been declared in US cents per ordinary share.

In respect of the proposed final dividend for the year ended 31 December 2022 of 23.1 US cents per ordinary share, the record date will be 31 March 2023 and the payment date will be 17 May 2023. The Sterling equivalent per ordinary share will be set following the record date.

Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 24 April 2023. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 30 March 2023. The proposed final dividend of 23.1 US cents per ordinary share, which together with the interim dividend of 14.4 US cents, makes a total for 2022 of 37.5 US cents.

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

Shareholdings

As at 10 February 2023, to the knowledge of the Group, there were 12,079 registered holders of ordinary shares, of whom 94 had registered addresses in the US and held a total of 156,389 ordinary shares (0.017% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US.

As at 10 February 2023, 45,620,821 ADSs equivalent to 91,241,642 ordinary shares or approximately 10.45% of the total ordinary shares in issue, were outstanding and were held by 84 registered ADS holders.

Major shareholders

As far as is known to Smith+Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any Government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 10 February 2023, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, as defined in the Disclosure and Transparency Rules (DTRs) of the Financial Conduct Authority (FCA), other than as shown on page 243, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company. The table on page 243 shows the last notification(s) received by the Company, in accordance with the FCA’s DTRs relating to notifiable interests in the voting rights in the Company’s issued share capital.

Dividends per share

	Years ended 31 December
	2022		2021	2020	2019	2018
Pence per share:
Interim	12.91		10.50	11.07	11.19	10.67
Final	19.07	[1]	18.40	16.62	18.66	16.99
Total	31.98		28.90	27.69	29.85	27.66
US cents per share:
Interim	14.40		14.40	14.40	14.40	14.00
Final	23.10		23.10	23.10	23.10	22.00
Total	37.50		37.50	37.50	37.50	36.00
1	Translated at the Bank of England rate on 10 February 2023.

242	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Purchase of ordinary shares on behalf of the Company

	Total shares	Average price	Approximate value
	purchased	paid per share	of shares purchased
	000's	pence	$ million
23 February - 13 April 2022	7,770,113	1,224.5255	125
9-12 August 2022	1,923,363	1,068.6719	25

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. In December 2021, we announced an updated capital allocation policy to prioritise the use of cash. The 2022 share buyback programme commenced on 23 February 2022 and $150 million was completed by 12 August 2022. As macroeconomic conditions continued to be uncertain, including higher input cost inflation, the Board decided it was prudent to delay further buybacks until conditions improved. We remain committed to returning surplus cash to shareholders over time.

From 1 January 2022 to 10 February 2023, in the months listed below, the Company has purchased 9,693,476 ordinary shares at a cost of $150,174,989.80.

The shares were purchased in the open market by Merrill Lynch International and J.P. Morgan Securities plc on behalf of the Company.

Exchange controls and other limitations affecting security holders

There are no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Smith & Nephew plc’s securities, except for certain restrictions imposed from time-to-time by His Majesty’s Treasury of the United Kingdom pursuant to legislation, such as the United Nations Act 1946 and the Emergency Laws Act 1964, against the Government or residents of certain countries.

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

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of US Holders who directly, indirectly or constructively own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) US Holders whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) US Holders whose registered address is inside the UK. This discussion does not apply to certain US Holders subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the US Internal Revenue Code known as the Medicare contribution tax, any alternative minimum tax consequences, any US federal tax other than income tax or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets for tax purposes. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares.

The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2022.

This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the ordinary shares represented by the ADSs.

Major shareholders

		As at 31 December
	10 February 2023	2022	2021	2020
	%*	%*	%*	%*
BlackRock, Inc.	5.2	5.2	5.2	5.2

		As at 31 December
	10 February 2023	2022	2021	2020
	‘000	‘000	‘000	‘000
BlackRock, Inc.	46,427	46,427	46,427	46,427

*	Percentage of ordinary shares in issue, excluding Treasury shares.

Smith+Nephew Annual Report 2022	243

Shareholder information continued

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

244	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

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

Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be treated as a creditable foreign tax for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of the ADSs or ordinary shares.

Charitable and Political Donations

The Group made no political donations during the year (2021: $nil). Details of charitable donations can be found on page 59.

Suppliers’ Payment Policy

Terms of payment are agreed with individual suppliers prior to supply. The Group aims to pay its creditors promptly, in accordance with terms agreed for payment. Further information can be obtained from the government payment practice reporting portal.

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

Smith+Nephew Annual Report 2022	245

Shareholder information continued

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

There were no material modifications to the rights of shareholders under the Company’s Articles of Association during 2022.

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
-
Any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the resolution; or Any shareholder or shareholders holding shares conferring a right to vote on the resolution on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

246	Smith+Nephew Annual Report 2022

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

In 2022, Smith+Nephew’s gross revenues from sales to Iran were US$nil and net losses were approximately US$0.0m. The Group is reporting the entire gross revenues and net losses for the activities described above, which figures include sales of US origin medical devices. Although the Group is not required to disclose the sales of US origin medical devices because such sales to Iran are licensed under US law, the Group is including sales of these devices in its total gross revenue and net profit figures as it does not separately break out revenues and profits by country of origin.

About Smith+Nephew

The Smith+Nephew Group (the Group) is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, and revenue of approximately $5.2bn in 2022. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2022. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

Smith+Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services. In 2022, Smith+Nephew’s operations were organised into three global franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry.

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

For the convenience of the reader, a Glossary of terms used in this document is included on page 252.

The product names referred to in this document are identified by use of capital letters and the ◊ symbol (on first occurrence on a particular page) and are trademarks owned by or licensed to members of the Group.

Smith+Nephew Annual Report 2022	247

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 10 February 2023, the latest practicable date for this Annual Report, the Bank of England rate was US$1.21 per £1.00.

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

Special note regarding forward-looking statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed in the

‘Strategic Report’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith+Nephew, these factors include: risks related to the impact of Covid, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of Covid; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of Covid); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of Covid); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organization to adapt to market developments; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals;

reliance on information technology and cybersecurity. Specific risks faced by the Group are described under ‘Risk factors’ on pages 230–235 of this Annual Report.

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

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is:

Smith & Nephew plc,
Building 5, Croxley Park,
Hatters Lane, Watford,
Hertfordshire, WD18 8YE,
United Kingdom.

Registered in England and Wales
No. 324357.

Tel. +44 (0)1923 477 100
www.smith-nephew.com

248	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Cross-reference to Form 20-F

This table provides a cross-reference from the information included in this Annual Report to the requirements of Form 20- F.

Part I		Page	Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a	Item 10	Additional Information
Item 2	Offer Statistics and Expected Timetable	n/a		A – Share Capital	n/a
Item 3	Key Information			B – Memorandum and Articles of Association	245–247
	A – (Reserved)	n/a		C – Material Contracts	None
	B – Capitalization and Indebtedness	n/a		D – Exchange Controls	243
	C – Reason for the Offer and Use of Proceeds	n/a		E – Taxation	243–245
	D – Risk Factors	230–235		F – Dividends and Paying Agents	n/a
Item 4	Information on the Company			G – Statement by Experts	n/a
	A – History and Development of the Company	10–11, 17, 20, 32, 164– 220, 238, 240–241, 247–248, IBC		H – Documents on Display	248
	B – Business Overview	IFC–81, 171–175, 229– 235		I – Subsidiary Information	225–228
	C – Organizational Structure	189–190, 225–228	Item 11	Quantitative and Qualitative Disclosure about Market Risk	197–203, 230–235
	D – Property, Plants and Equipment	183–184, 229	Item 12	Description of Securities other than Equity Securities
Item 4A	Unresolved Staff Comments	None		A – Debt Securities	n/a
Item 5	Operating and Financial Review and Prospects			B – Warrants and Rights	n/a
	A – Operating Results	IFC, 14, 16–21, 230–235		C – Other Securities	n/a
	B – Liquidity and Capital Resources	21, 194–196, 215–216		D – American Depositary Shares	241
	C – Research and Development, Patents and Licences, etc.	IFC, 10,14-15, 17, 75, 175, 232	Part II		Page
	D – Trend Information	21, 28–47, 62–63, 229– 235	Item 13	Defaults, Dividend Arrearages and Delinquencies	None
	E – Critical Accounting Estimates	169–171	Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 6	Directors, Senior Management and Employees		Item 15	Controls and Procedures	101, 104–107, 148–163
	A – Directors and Senior Management	86–91	Item 16	(Reserved)	n/a
	B – Compensation	116–145, 206–212		A – Audit Committee Financial Expert	88, 101
	C – Board Practices	84–115		B – Code of Ethics	107
	D – Employees	48–53, 177		C – Principal Accountant Fees and Services	104, 177
	E – Share Ownership	117, 119, 122–123, 125, 127, 135–138, 140, 144– 145, 213–214, 220		D – Exemptions from the Listing Standards for Audit Committees	n/a
	F – Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	n/a		E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	214, 243
Item 7	Major Shareholders and Related Party Transactions			F – Change in Registrant’s Certifying Accountant	n/a
	A – Major shareholders	242–243		G – Corporate Governance	84
	B – Related Party Transactions	220, 229		H – Mine Safety Disclosure	n/a
	C – Interests of Experts and Counsel	n/a		I – Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 8	Financial information		Part III		Page
	A – Consolidated Statements and Other Financial Information	148–220	Item 17	Financial Statements	n/a
	Legal Proceedings	205–206	Item 18	Financial Statements	147, 164–220, 236–240
	Dividends	241–242	Item 19	Exhibits
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	214, 240–243
	B – Plan of Distribution	n/a
	C – Markets	84, 229, 240–242, 247
	D – Selling Shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

Smith+Nephew Annual Report 2022	249

SASB reporting

Topic	Metric	2022 Reporting	Code

Affordability and pricing	Ratio of weighted average rate of net price increases (for all products) to the annual increase in the US Consumer Price Index.	Smith+Nephew considers pricing disclosures to be commercially sensitive. Smith+Nephew does not measure price increase relative to the US Consumer Price Index for our business purposes.	HC-MS-240a.1
Description of how price information for each product is disclosed to customers or to their agents.

Smith+Nephew uses several methods to disseminate price information to customers, including quotes, agreements, responses to requests for proposal, tender bid submissions, discount and rebate reporting and through large group purchasing organisation/integrated delivery network customers to their members.

HC-MS-240a.2

Product safety	Number of recalls issued, total units recalled.

In 2022, Smith+Nephew reported 7 recalls globally. A total of 6,339 units were impacted globally. All impacted products were either removed from the market or corrected per the applicable regulations and/or standards.

HC-MS-250a.1
	List of products listed in the FDA’s MedWatch Safety Alerts for Human Medical Products database.	Smith+Nephew reports all data as required by FDA. The MedWatch database is available at https://www.fda.gov/safety/medwatch-fda-safety-information-and-adverse- event-reporting-program	HC-MS-250a.2
	Number of fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience (MAUDE).	Smith+Nephew reports all data as required by FDA. The FDA MAUDE database is available at https://www.accessdata.fda. gov/scripts/cdrh/cfdocs/cfmaude/search.cfm	HC-MS-250a.3
	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type.	In 2022, Smith+Nephew received: – 1 Form 483 (4 observations in total). – 0 Warning letters. – 0 Seizures. – 3 Recalls (FDA reportable events). – 0 Consent decrees.	HC-MS-250a.4

Ethical marketing	Description of code of ethics governing promotion of off-label use of products.

See the Product Promotion and Scientific Disclosures section of our Code of Conduct and Business Principles (www.smith-nephew.com) and the Acting with Integrity section of our Sustainability Report for additional information.

HC-MS-270a.2

250	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Topic	Metric	2022 Reporting	Code

Product design and lifecycle management	Discussion of process to assess and manage environmental and human health considerations associated with chemicals in products, and meet demand for sustainable products.

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

Smith+Nephew operates takeback schemes where required by law. Smith+Nephew does not measure the amount of products reused or recycled for our business purposes. See the People section of our Sustainability Report for information on product donations.

HC-MS-410a.2

Supply chain management	Percentage of (1) entity’s facilities and (2) Tier 1 suppliers’ facilities participating in third-party audit programmes for manufacturing and product quality.	All Smith+Nephew direct and third-party manufacturing locations are certified to ISO13485. Additionally, all Tier 1 material suppliers are compliant with ISO13485.	HC-MS-430a.1
	Description of efforts to maintain traceability within the distribution chain.	All Smith+Nephew products are labelled with either Unique Device Identifiers or HIBC barcodes to maintain traceability.	HC-MS-430a.2
Description of the management of risks associated with the use of critical materials.

Supply chain risks are captured within Smith+Nephew’s Enterprise Risk Management process. Both Business continuity and business change and Global supply chain are identified as Principal Risks.

See our Risk Report on page 69 and our Conflict Minerals Disclosure Report on our website (www.smith-nephew.com) for additional information.

HC-MS-430a.3

Business ethics	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption.	In 2022, Smith+Nephew did not have monetary losses due to legal proceedings associated with bribery or corruption.	HC-MS-510a.1
Description of code of ethics governing interactions with health care professionals.

See our website

(www.smith-nephew.com) for our Code of Conduct and Business Principles, our Anti-Bribery Policy, our Annual Report, and also the Acting with Integrity section of our Sustainability Report for additional information.

HC-MS-510a.2

Activity metric	Number of units sold by product category.	Smith+Nephew considers the number of units sold by product category to be commercially sensitive.	HC-MS-000.A

You can learn more about our sustainability targets and strategy in our 2022 Sustainability Report at www.smith-nephew.com/sustainability

Smith+Nephew Annual Report 2022	251

Glossary

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning	Term	Meaning
ADR	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares evidenced by American Depositary Receipts (ADRs).	IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board.
		Knee implants	A product group which includes an innovative range of products for specialised knee replacement procedures.
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs).
Arthroscopic Enabling Technologies (AET)

A product group which includes a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency, electromechanical and mechanical tissue resection devices, and hand instruments for removing damaged tissue.

		LSE	London Stock Exchange.
		MDR	Medical Device Regulation.
		MHRA	The Medicines and Healthcare products Regulatory Agency in the UK.
		Negative Pressure Wound Therapy (NPNT)	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
Advanced Wound Bioactives (AWB)

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

Advanced Wound Care (AWC)	A product group which includes products for the treatment and prevention of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds.
		Other Reconstruction	A product group which includes robotics-assisted surgery, bone cement and accessory products.
Advanced Wound Devices (AWD)

A product group which includes traditional and single-use Negative Pressure Wound Therapy, a patient monitoring system for pressure injury prevention and patient mobility monitoring, and hydrosurgery systems.

OXINIUM

OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low- friction and resistance to roughening and abrasion.

AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications including the knee and shoulder.

ASC	Ambulatory Surgery Center.
Basis Point	One hundredth of one percentage point.	Parent Company	Smith & Nephew plc.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.	Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.	SEC	US Securities and Exchange Commission.
Companies Act	Companies Act 2006, as amended, of England and Wales.	Sports Medicine Joint Repair	The Sports Medicine Joint Repair franchise includes instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
Emerging Markets	Emerging Markets include Latin America, Asia (excluding Japan), Middle East, Africa and Russia.
Trading results

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and comparability of results. Refer to page 237 for further information.

EPSA	Adjusted earnings per ordinary share as defined on page 238.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
ENT	Ear, Nose and Throat.
Established Markets	Established Markets are United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.	Trauma & Extremities	A product group which includes internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.	UK	United Kingdom of Great Britain and Northern Ireland.
		Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
Group or Smith+Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.
		US	United States of America.
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.	US Dollars, $, or cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.
Hip Implants	A product group which includes specialist products for reconstruction of the hip joint.

IFC	Inside Front Cover.
IBC	Inside Back Cover.

252	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Index

Accounting policies	168–220	Inventories	191
Accounts presentation	248	Investments	189
Acquisitions	10, 15–17, 20, 74, 217–219, 234–235	Investment in associates	189–190
Acquisition and disposal related items	19, 174, 238–239	Key Performance Indicators	16–17
American Depositary Shares	241	Legal and other	175, 238–239
Articles of Association	245–247	Legal proceedings	205–206
Audit fees	104, 177	Leverage ratio	239
Board	86–89	Liquidity and capital resources	21, 195
Business overview	4–5, 225–228	Manufacturing and quality	46–47
Business segment information	28–45, 171–175	Medical education	26–27
Cash and borrowings	194–196	Net debt	194
Chair’s statement	6–7	New accounting standards	168
Chief Executive Officer’s review	8–11	Operating profit	175–176
Company balance sheet	165	Other finance costs	177
Company notes to the accounts	223–228	Our approach to stakeholders	81, 112–115
Contingencies	204–206, 224	Our global markets	24–25
Critical judgements and estimates	169–170	Outlook and trend information	24–25, 16–17, 18–21, 230–235
Cross-reference to Form 20-F	249	People/Employees	59
Currency fluctuations	235	Post balance sheet events	220
Currency translation	170–171	Provisions	204–206
Deferred taxation	180–181	Property, plant and equipment	183–184
Directors’ Remuneration Report	116–145	Regulation	47, 76
Directors’ responsibility statement	147	Related party transactions	220, 229
Dividends	20, 215, 241–242	Research & development	75
Earnings per share	IFC, 19, 181–182	Restructuring and rationalisation expenses	174, 238–239
Employee share plans	220	Retirement benefit obligations	206–212
Executive team	89	Return on invested capital (ROIC)	21, 240
Factors affecting results of operations	235	Risk factors	230–235
Financial instruments	197–203	Risk report	69–80
Financial review	18–21	SASB reporting	250–251
Free cash flow	239	Share-based payments	220
Glossary of terms	252	Share capital	213–214
Goodwill	185–186	Shareholder information	240–248
Group balance sheet	165	Staff costs and employee numbers	177
Group cash flow statement	166	Stakeholder statement	112–115
Group companies	225–228	Statement of compliance	84
Group history	229	Strategy for Growth	8–11
Group income statement	164	Sustainability	56–68
Group notes to the accounts	168–220	Taxation	178–181
Group overview	4–5, 229	Taxation information for shareholders	243–245
Group statement of changes in equity	167	TCFD reporting	64–67
Group statement of comprehensive income	164	Total shareholder return	143
Independent auditor’s report	148–163	Trade and other payables	193
Intangible assets	187–189	Trade and other receivables	192–193
Intellectual property disputes	206	Treasury shares	214
Interest and other finance costs	177

Smith+Nephew Annual Report 2022	253

References from Franchise areas

References from Orthopaedics (pages 28-33)

1
Date A, Panthula M, Bolina A. Comparison of clinical and radiological outcomes in intertrochanteric fractures treated with InterTAN nail against conventional cephalomedullary nails: a systematic review. Future Sci OA. 2020;7(1):FSO668.
2
Onggo JR, Nambiar M, Onggo JD, Ambikaipalan A, Singh PJ, Babazadeh S. Integrated dual lag screws versus single lag screw cephalomedullary nail constructs: a meta-analysis and systematic review. Hip Int. 2021.
3
Smith+Nephew 2019. Technical Memo TM-19-067.
4
Kienapfel H, Sprey C, Wilke A, Griss P. Implant fixation by bone ingrowth. J Arthroplasty. 1999;14(3):355–368.
5
Bobyn J, Pilliar R, Cameron H, Weatherly G. The optimum pore size for the fixation of porous-surfaced metal implants by the ingrowth of bone. Clin Orthop Relat Res. 1980(150):263–270.
6
Williams M, Dodd J, Milner R, Hall M, Morrison ML. Osseointegration of an additive-manufactured, randomized porous structure in a load-bearing animal model. Presented at ORS 2016 Annual Meeting, Poster No. 2005.
7
Peters RM, Van Steenbergen LN, Stevens M, et al. The effect of bearing type on the outcome of total hip arthroplasty. Acta Orthopaedica. 2018; 89(2):163–169.
8
Atrey A, Ancarani C, Fitch D, Bordini B. Impact of bearing couple on long-term component survivorship for primary cementless total hip replacement in a large arthroplasty registry. Poster presented at: Canadian Orthopedic Association; June 20–23, 2018; Victoria, British Columbia, Canada.
9
Australian Orthopaedic Association National Joint Replacement Registry (AOANJRR) Hip, Knee & Shoulder Arthroplasty: 2022 Annual Report. Figure HT40. Available at http://aoanjrr.sahmri.com/annual-reports-2022 Accessed 12 December 2022.
10
The Orthopaedic Data Evaluation Panel (ODEP). www.odep.org.uk. Accessed June 1st, 2021.
11
Naudie D, et al. J Arthroplasty. 2013;28(8 Suppl):48–52.
12
Bourne R, et al. Orthopedics. 2008;31(12 Suppl 2).
13
Iriuchishima T, Ryu K. A Comparison of Rollback Ratio between Bicruciate Substituting Total Knee Arthroplasty and Oxford Unicompartmental Knee Arthroplasty. J Knee Surg. 2018;31(6):568–572.
14
Murakami K, Hamai S, Okazaki K, et al. Knee kinematics in bi-cruciate stabilized total knee arthroplasty during squatting and stair-climbing activities. J Orthop. 2018;15(2):650–654.
15
Carpenter RD, Brilhault J, Majumdar S, Ries MD. Magnetic resonance imaging of in vivo patellofemoral kinematics after total knee arthroplasty. Knee. 2009;16(5):332–336.
16
Grieco TF, Sharma A, Dessinger GM, Cates HE, Komistek RD. In Vivo Kinematic Comparison of a Bicruciate Stabilized Total Knee Arthroplasty and the Normal Knee Using Fluoroscopy. J Arthroplasty. 2018;33(2):565–571.
17
Murakami K, Hamai S, Okazaki K, et al. In vivo kinematics of gait in posterior-stabilized and bicruciate-stabilized total knee arthroplasties using image-matching techniques. Int Orthop. 2018;42(11):2573–2581.
18
Smith LA, Nachtrab J, LaCour M, et al. In Vivo Knee Kinematics: How Important Are the Roles of Femoral Geometry and the Cruciate Ligaments? J Arthroplasty. 2021;36:1445–1454.
19
Catani F, Ensini A, Belvedere C, et al. In vivo kinematics and kinetics of a bi-cruciate substituting total knee arthroplasty: a combined fluoroscopic and gait analysis study. J Orthop Res. 2009;27(12):1569–1575.
20
Parikh A, Hill P, Pawar V, Sprague J. Long-term Simulator Wear Performance of an Advanced Bearing Technology for THA. Poster presented at: 2013 Annual Meeting of the Orthopaedic Research Society. Poster no. 1028.

21
Papannagari R, Hines G, Sprague J, Morrison M. Long-term wear performance of an advanced bearing technology for TKA. Poster presented at: 2011 Annual Meeting of the Orthopaedic Research Society. Poster no. 1141.
22
National Joint Registry for England, Wales and Northern Ireland: 19th Annual Report. Table 3.H7. Available at http://reports.njrcentre.org.uk. Accessed 12 December 2022. Fewer than 250 cases remained at risk at this time point.
23
Australian Orthopaedic Association National Joint Replacement Registry (AOANJRR). Hip, Knee & Shoulder Arthroplasty: 2022 Annual Report. Adelaide: AOA, 2022.
24
Peters RM, Van Steenbergen LN, Stevens M, Rijk PC, Bulstra SK, Zijlstra WP. The effect of bearing type on the outcome of total hip arthroplasty. Acta Orthop. 2018:89;163–169.
25
Atrey A, Ancarani C, Fitch D, Bordini B. Impact of bearing couple on long-term component survivorship for primary cementless total hip replacement in a large arthroplasty registry. Poster presented at: Canadian Orthopedic Association; June 20–23, 2018; Victoria, British Columbia, Canada.
26
Davis ET, Pagkalos J, Kopjar B. Bearing surface and survival of cementless and hybrid total hip arthroplasty in the National Joint Registry of England, Wales, Northern Ireland and the Isle of Man. JBJS OA. 2020;5:e0075.
27
Data on file with Smith+Nephew and NAVIO technical specification comparison. March 2020. Internal Report ER0488 REVB.
28
Smith+Nephew 2020. Comparison of operating room footprint for robotic-assisted knee arthroplasty systems. Internal Report. EO.REC.PCS015.002.v1.
29
Gregori A, Picard F, Bellemans J, Smith JR, Simone A. Handheld Precision Sculpting Tool for Unicondylar Knee Arthroplasty. A Clinical Review. Poster presented at: 15th EFORT Congress; 4–6 June, 2014; London, UK.
30
Bollars P, Boeckxstaens A, Mievis J, Janssen D. The Learning Curve and Alignment Assessment of an Image-Free Handheld Robot in TKA: The First Patient Series in Europe. Poster presented at: 19th Annual Meeting of the International Society for Computer Assisted Orthopaedic Surgery 2019; New York, USA.
31
Kopjar B, Schwarzkopf R, Chow J, et al. NAVIO Robotic Assisted Surgical System for Total Knee Arthroplasty Using JOURNEY II Guided-Motion Total Knee System. Poster presented at: ISTA 2–5 October, 2019; Toronto, Canada.
32
Geller JA, Rossington A, Mitra R, Jaramaz B, Khare R, Netravali NA. Rate of learning curve and alignment accuracy of an image-free handheld robot for total Knee Arthroplasty. European Knee Society Arthroplasty Conference;2019; Valencia, Spain.
33
Gregori A, Picard F, Lonner JH, Smith JR, Jaramaz B. Accuracy of Imageless Robotically Assisted Unicondylar Knee Arthroplasty. International Society for Computer Assisted Orthopaedic Surgery (CAOS) 15th Annual Meeting; 2015; Vancouver, Canada.
34
Ponzio DY, Lonner JH. Preoperative Mapping in Unicompartmental Knee Arthroplasty Using Computed Tomography Scans Is Associated with Radiation Exposure and Carries High Cost. J Arthroplasty. 2015;30(6):964–967.

* Compared to NAVIO (trademark diamond) Surgical System.

** With use of handpiece.

References from Sports Medicine & ENT (pages 34-39)

1
Bokor DJ, Sonnabend D, Deady L, et al. Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2-year MRI follow-up. Muscles, Ligaments Tendons J 2016;6(1):16–25.
2
McIntyre LF, McMillan S, Trenhaile SW, Bishai SK, Bushnell BD. Full-Thickness Rotator Cuff Tears Can Be Safely Treated With a Resorbable Bioinductive Bovine Collagen Implant: One-Year Results of a Prospective, Multicenter Registry. Arthrosc Sports Med Rehabil. 2021 Aug 20;3(5):e1473-e1479.
3
Bushnell BD, Connor P, Harris HW, Ho CP, Trenhaile SW, Abrams JS. Two-year outcomes with a bioinductive collagen implant used in augmentation of arthroscopic repair of full- thickness rotator cuff tears: Final results of a prospective multi-center study. J Shoulder Elbow Surg. 2022 Jul 1:S1058–2746.
4
Micheloni GM, Salmaso G, Zecchinato G, Giaretta S, Barison E, Momoli A. Bio-inductive implant for rotator cuff repair: our experience and technical notes. Acta Biomed. 2020 Dec 30;91(14-S).
5
Thon SG, O’Malley L 2nd, O’Brien MJ, Savoie FH 3rd. Evaluation of Healing Rates and Safety With a Bioinductive Collagen Patch for Large and Massive Rotator Cuff Tears: 2-Year Safety and Clinical Outcomes. Am J Sports Med. 2019 Jul;47(8):1901–1908.
6
Arnoczky SP, Bishai SK, Schofield B, Sigman S, Bushnell BD, Hommen JP, Van Kampen C. Histologic Evaluation of Biopsy Specimens Obtained After Rotator Cuff Repair Augmented With a Highly Porous Collagen Implant. Arthroscopy. 2017 Feb;33(2):278–283.
7
Camacho-Chacon JA, Cuenca-Espierrez J, Roda- Rojo V, Martin-Martinez A, Calderon-Meza JM, Alvarez-Alegret R, Martin-Hernandez C. Bioinductive collagen implants facilitate tendon regeneration in rotator cuff tears. J Exp Orthop. 2022 Jun 8;9(1):53.
8
Bushnell BD, Bishai SK, Krupp RJ, McMillan S, Schofield BA, Trenhaile SW, McIntyre LF. Treatment of Partial-Thickness Rotator Cuff Tears With a Resorbable Bioinductive Bovine Collagen Implant: 1-Year Results From a Prospective Multicenter Registry. Orthop J Sports Med. 2021 Aug 13;9(8).
9
Dai A, Campbell A, Bloom D, Baron S, Begly J, Meislin R. Collagen-Based Bioinductive Implant for Treatment of Partial Thickness Rotator Cuff Tears. Bull Hosp Jt Dis (2013). 2020 Sep;78(3):195–201.
10
Schlegel TF, Abrams JS, Angelo RL, Getelman MH, Ho CP, Bushnell BD. Isolated bioinductive repair of partial-thickness rotator cuff tears using a resorbable bovine collagen implant: two-year radiologic and clinical outcomes from a prospective multicenter study. J Shoulder Elbow Surg. 2021 Aug;30(8):1938–1948.
11
Yeazell S, Lutz A, Bohon H, Shanley E, Thigpen CA, Kissenberth MJ, Pill SG. Increased stiffness and reoperation rate in partial rotator cuff repairs treated with a bovine patch: a propensity-matched trial. J Shoulder Elbow Surg. 2022 Jun;31(6S):S131–S135.
12
Bokor DJ, Sonnabend D, Deady L et al. Preliminary investigation of a biological augmentation of rotator cuff repairs using a collagen implant: a 2- year MRI follow-up. MLTJ. 2015;5(3):144–150.
13
McIntyre L, Bishai SK, Brown PB, Bushnell BD, Trenhaile SW. Patient-Reported Outcomes Following Use of a Bioabsorbable Collagen Implant to Treat Partial and Full-Thickness Rotator Cuff Tears. Arthroscopy. 2019 35(8):2262–2271.
14
Bokor DJ, Sonnabend D, Deady L, et al. Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2-year MRI follow-up. Muscles, Ligaments Tendons J 2016;6(1):16–25.

254	Smith+Nephew Annual Report 2022

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

15
Schlegel TF, Abrams JS, Bushnell BD, Brock JL, Ho CP. Radiologic and clinical evaluation of a bioabsorbable collagen implant to treat partial-thickness tears: a prospective multicenter study. J Shoulder Elbow Surg. 2018 27(2):242–251.
16
Bokor DJ, Sonnabend DH, Deady L, et al. Healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a highly porous collagen implant: a 5-year clinical and MRI follow-up. Muscles, Ligaments.
17
Bokor DJ, Sonnabend D, Deady L et al. Preliminary investigation of a biological augmentation of rotator cuff repairs using a collagen implant: a 2-year MRI follow-up. MLTJ. 2015;5(3):144–150.
18
Smith+Nephew 2019. An overview of the outcomes associated with the standard of care for the surgical treatment of rotator cuff tears. Internal Report EO/SPM/REGENETEN/005/v1.
19
Chahla J, Liu JN, Manderle B, et al. Bony ingrowth of coil-type open-architecture anchors compared with screw-type PEEK anchors for the medial row in rotator cuff repair: a randomized controlled trial. Arthroscopy. 2019 Dec 3. Epub ahead of print.
20
Vonhoegen J, John D, Hägermann C. Osteoconductive resorption characteristics of a novel biocomposite suture anchor material in rotator cuff repair. Orthop Traumatol Surg Res. 2019;14(1):12.
21
Smith+Nephew 2010. Micro-CT and histological evaluation of specimens from resorbable screw study (RS-II/OM1-08) 24-month post-implantation. Internal Report WRP-TE045-700-08.
22
Smith+Nephew 2016. Healicoil Regenesorb Suture Anchor – a study to assess implant replacement by bone over a 2 year period. NCS248.
23
Konan S, Haddad F. Outcomes of Meniscal Preservation Using All-inside Meniscus Repair Devices. Clin Orthop Relat Res.
 2010;468:1209–1213.
24
Smith+Nephew 2021.Validation, FAST-FIX FLEX. Internal Report. 15010267 Rev A.
25
Smith+Nephew 2021.Validation, FAST-FIX FLEX. Attachment B. Internal Report. 15010267 Rev A.
26
Smith+Nephew 2021. FAST-FIX FLEX-Surgeon Surveys. Internal Memo.
27
Saliman, JD. Circumferential Compression Stitch for Meniscus Repair. Arthroscopy Tech. 2013; V2(3); e257–262.
28
Van Kampen C, Arnoczky S, Parks P, et al. Tissue- engineered augmentation of a rotator cuff tendon using a reconstituted collagen scaffold: a histological evaluation in sheep. Muscles Ligaments Tendons J. 2013;3(3):229–235.
29
McElvany MD, Mcgoldrick E, Gee AO, Neradilek MB, Matsen FA, 3rd. Rotator cuff repair: published evidence on factors associated with repair integrity and clinical outcome. Am J Sports Med. 2015;43(2):491–500.
30
Ruiz Iban MA, Navlet MG, Marco SM, et al. The Effect on healing rate of the addition of a bioinductive implant to a rotator cuff repair. Preliminary report presented at: The European Society for Surgery of the Shoulder and Elbow (SECEC) Annual Congress; September 7–9, 2022; Dublin, Ireland.
31
ArthroCare 2014.Comparative Performance of the FLOW 50 Wand and the Predicate Wands in Tissue Models. P/N 52918-01.
32
Spahn G, Kahl E, Muckley T, Hofmann GO, Klinger HM. Arthroscopic knee chondroplasty using a bipolar radiofrequency-based device compared to mechanical shaver: results of a prospective, randomized, controlled study. Knee Surg Sports Traumatol Arthrosc. 2008;16(6):565–573.
33
Data on file at Smith+Nephew, report 15005165.

34
Smith+Nephew 2017. Coblation Dissection Versus Monopolar Dissection – A Systematic Review and Meta-analysis P/N 91999 Rev. A.
35
Temple RH, Timms MS. Paediatric coblation tonsillectomy. Int J Pediatr Otorhinolaryngol. 2001;61(3):195–198.
36
Smith+Nephew 2019. HALO and PROCISE XP Peak Electrode Temperature, ENC053 P/N 108740 Rev. A.
37
Roje Z, Racic G, Dogas Z, Pesutić Pisac V, Timms M. Postoperative morbidity and histopathologic characteristics of tonsillar tissue following coblation tonsillectomy in children: A prospective randomized single-blind study. Coll Antropol. 2009;33:293–298.
38
ArthroCare 2014. EVAC 70 Xtra Comparative Thermal Measurement Bench-top Study P/N 60735-01 Rev. A.
39
ArthroCare 2014. PROCISE XP Comparative Thermal Measurement Bench-Top Study P/N 60736-01 Rev. A.
40
Magdy EA, Elwany S, El-Daly AS, Abdel-Hadi M, Morshedy MA. Coblation tonsillectomy: A prospective, double-blind, randomised, clinical and histopathological comparison with dissection-ligation, monopolar electrocautery and laser tonsillectomies. J Laryngol Otol. 2008;122:282–290.
41
EA/ENT/COBLATION/002/v4.
42
Lustig LR, Ingram A, Vidrine M, et. al. In-Office Tympanostomy Tube Placement in Children Using Iontophoresis and Automated Tube Delivery. Laryngoscope 130; S1-S9, 2020. Satisfaction results from parents of children who participated in the Tula pivotal clinical study, n=201.

*     Compared to predicate device.

**   The REGENETEN Implant is cleared for use on any tendon where there is not substantial loss of tendon tissue. REGENETEN Bone Anchors are only indicated for use in rotator cuff repair. Published clinical outcomes are for rotator cuff. The REGENETEN Implant is currently approved for use in treating Gluteus Medius and Achilles tears only in the U.S.

*** As compared to mechanical debridement for knee chondroplasty; n=60; p<0.001.

References from Advanced Wound Management (pages 40-45)

1
Smith+Nephew 2016.New ALLEVYN Life Gen2 wcl – Physical Testing. Internal Report. DS/15/025/R.
2
Rossington A, Drysdale K, Winter R. Clinical performance and positive impact on patient wellbeing of ALLEVYN Life. Wounds UK. 2013;9(4):91–95.
3
Smith+Nephew 2018. Use of Moisture Vapour Permeability* (MVP) and Moisture Vapour Transmission Rate** (MVTR) data to support product claims referring to moist wound healing. Internal Report. EO.AWM.PCSgen.001.v2.
4
Smith+Nephew 20 June 2016.A Randomised Cross-Over Clinical Evaluation to Compare Performance of ALLEVYN™ Life and Mepilex® Border Dressings on Patient Wellbeing-Related Endpoints. Internal Report. CE/047/ALF.
5
Smith+Nephew 14 June 2012. Odour reducing properties of ALLEVYN Life. Internal Report. DS/12/127/DOF.
6
Smith+Nephew 2021. Internal Report. EA/AWM/ ALLEVYN/001v4.
7
Smith+Nephew Internal Report. 151008.
8
Nherera LM et al. Wound Repair Regen. 2017;25(4):707–721.
9
Smith+Nephew Internal Report. RR-WMP07330-10-03.
10
Skog E et al. British Journal of Dermatology. 1983;109:77–83.
11
Fitzgerald DJ et al. Wound Repair Regen. 2016;25(1):13–24.
12
Roche ED, Woodmansey EJ, Yang Q, et al. Cadexomer iodine effectively reduces bacterial biofilm in porcine wounds ex vivo and in vivo. Int Wound J. 2019;16(3):674–83.

13
Smith+Nephew 2007. Antimicrobial Activity of Allevyn Ag Non-Adhesive Dressing against a Broad Spectrum of Microorganisms. Internal Report. DOF 0703006.
14
Smith+Nephew 2007. Antimicrobial activity of ALLEVYN Ag dressings against a broad spectrum of wound pathogens using a dynamic shake flask method. Internal Report. DOF 0707052.
15
Smith+Nephew 2008. A multi-centre in-market evaluation of ALLEVYN Ag dressings. Internal Report. SR/CIME/009.
16
Smith+Nephew 2018. PMCF Research for Allevyn Ag Adhesive. Internal Report. PMS-273-01.
17
Smith+Nephew 2007. Antimicrobial Activity of ALLEVYN Ag Adhesive Dressing Against a Broad Spectrum of Microorganisms. Internal Report. DOF 0703007.
18
Moore Z et al. Wounds International. 2022;13(2):32–8.
19
USC University of Southern California. What Does Self-Care Mean for Individuals With Diabetes? Accessed May 19, 2022. https://nursing.usc.edu/blog/self-care-with-diabetes/
20
di Gesaro A. Self-care and patient empowerment in stoma management. Gastrointestinal Nursing. 2012;10(2):19–23.
21
Spinks J. Self care in urinary incontinence. SelfCare. 2011;2(6):160–166.
22
Smith+Nephew 2016.Wound Model Testing of New ALLEVYN Life Gen2 wcl Dressing using Horse Serum at a Flow Rate Modelling that of a Moderately Exuding Wound. DS/14/303/R.
23
Smith+Nephew 2016. Product Performance of Next Generation ALLEVYN Life Internal Report. (HVT080) GMCA-DOF/08.
24
Lisco C. Evaluation of a new silicone gel-adhesive hydrocellular foam dressing as part of a pressure ulcer prevention plan for ICU patients. In: WOCN; 2013.
25
Rossington A, Drysdale K, Winter R. Clinical performance and positive impact on patient wellbeing of ALLEVYN Life. Wounds UK. 2013;9(4):91–95.
26
Stephen-Haynes J, Bielby A, Searle R. The clinical performance of a silicone foam in an NHS community trust. Journal of Community Nursing. 2013;27(5):50–59.
27
Simon D, Bielby A. A structured collaborative approach to appraise the clinical performance of a new product. Wounds UK. 2014;10(3):80–87.
28
Smith+Nephew 2012. Simulated Wound Model Testing of ALLEVYN Life and Mepilex Border. Internal Report. DS/12/130/DOF.
29
Smith+Nephew. Subjective comparison of masking ability of the New ALLEVYN LIFE versus Current ALLEVYN LIFE by Healthcare Professionals. Internal Report. 2016; DS/16/061/R.
30
Lavery et al. Int Wound J. 2014; 11(5): 554–560.
31
McGinness K, Kurtz Phelan DH. Wounds. 2018; 30(4): 90–95.
32
Nherera et al. Ostomy Wound Manage. 2017;63(12):38–47.
33
Dowsett C, Hampton K, Myers D, Styche T. Use of PICO to improve clinical and economic outcomes in hard-to-heal wounds. Wounds International. 2017;8(2):52–58.
34
Kirsner R, Dove C, Reyzelman A, Vayser D, Jaimes H. A Prospective, Randomised, Controlled Clinical Trial on the Efficacy of a single-use Negative Pressure Wound Therapy System, compared to Traditional Negative Pressure Wound Therapy in the Treatment of Chronic Ulcers of the Lower Extremities. Wound Repair Regen. 2019;27(5):519–529.
35
Saunders C, Nherera LM, Horner A, Trueman P. Single-Use negative-pressure wound therapy versus conventional dressings for closed surgical incisions: systematic literature review and meta-analysis. BJS Open. 2021;0(0):1–8.
36
Gilchrist B, Robinson M, Jaimes H. Performance, safety, and efficacy of a single use negative pressure wound therapy system for surgically closed incision sites and skin grafts: A prospective multi-centre follow-up study. Paper presented at: SAWC; 2020; Virtual.

Smith+Nephew Annual Report 2022	255

References from Franchise areas continued

37
Hurd T, Trueman P, Rossington A. Use of a Portable, Single-use Negative Pressure Wound Therapy Device in Home Care Patients with Low to Moderately Exuding Wounds: A Case Series. Ostomy Wound Manage. 2014;60(3):30–36.
38
National Scorecard on Hospital-Acquired Conditions, Agency for Healthcare Research and Quality (AHRQ). January 2019 update. AHRQ National Scorecard on Hospital-Acquired Conditions Updated Baseline Rates and Preliminary Results 2014–2017.
39
Agency for Healthcare Research and Quality website. Preventing pressure ulcers in hospitals: a toolkit for improving quality of care. Updated October 2014. Accessed February 2021. https://www.ahrq.gov/professionals/systems/hospital/
pressureulcertoolkit/putool1.html
40
Wassel C, Delhougne G, Gayle J et al. Risk of readmissions, mortality, and hospital-acquired conditions across hospital-acquired pressure injury (HAPI) stages in a US National Hospital discharge database. Int Wound J. 2020; 1–11.
41
Schutt SC, Tarver C, Pezzani M. Pilot study: Assessing the effect of continual position monitoring technology on compliance with patient turning protocols. Nurs Open. 2017;5(1):21–28.
42
Pickham D, Berte N, Pihulic M, Valdez A, Mayer B, Desai M. Effect of a wearable patient sensor on care delivery for preventing pressure injuries in acutely ill adults: A pragmatic randomized clinical trial (LS-HAPI study). Int J Nurs Stud. 2018;80:12–19.
43
Klaeb M, Krafft K, Walters B, Lowe J, Cooley A. The Influence of Wearable Technology on Nursing Attitudes and Adherence to Patient Turning and Repositioning. Poster presented at: Patient Handling and Mobility Annual Conference; March 5-March 7, 2019; Orlando, Florida, USA.
44
Forni C, D’alessandro F, Gallerani P, et al. Effectiveness of using a new polyurethane foam multi-layer dressing in the sacral area to prevent the onset of pressure ulcer in the elderly with hip fractures: A pragmatic randomised controlled trial. Int Wound J. 2018;15(3):1–8.
45
Smith+Nephew 2018. Pressure Redistribution Testing of ALLEVYN Life vs Mepilex Border and Optifoam Gentle SA. Internal Report. DS/18/351/R
46
Smith+Nephew 2019. Properties of ALLEVYN LIFE advanced wound care dressing that can contribute to the effective use as part of a Pressure Injury Prevention protocol. Internal Report. RD/19/177.
47
Cunarro Alonso JM, Martinez Sanchez P, Puerta Morales G. Use of the non-irritating skin protector No Sting Skin Prep in a series of cases in the social health field. Poster presented at: XIII National Symposium on Pressure Ulcers and Wounds Heritage2010; Spain.
48
Francisco JGJ, Del Mar AGM, Maria PPJ, Enric TIBJ, Jesus MM, Javier EMF. Assessment of a new non-irritating skin protector for different skin disorders. Poster presented at: XIII National Symposium on Pressure Ulcers and Wounds Heritage2010; Spain.
49
Porras Pastor JM, Roman Manzano A, Jiminez Garcia JF, Estevez Ferron V, Segado Manzuco D, Galdeano Fernandez N. Effectiveness of a non-irritating skin protectant in a series of clinical cases in primary care. Poster presented at: XIII National Symposium on Pressure Ulcers and Wounds Heritage2010; Spain.

50
Segovia Gomez T, Bermejo Martinez M, Montero de la Pena MV, Arrontes Cabellero G, Segade Alvarez MJ, Munoz Garcia L. Protection and treatment of perilesional skin at risk from external contaminants or forces with a non-irritating skin protector in hospital patients. Poster presented at: XIII National Symposium on Pressure Ulcers and Wounds Heritage2010; Spain.
51
European Pressure Ulcer Advisory Panel, National Pressure Injury Advisory Panel and Pan Pacific Pressure Injury Alliance. Prevention and Treatment of Pressure Ulcers/Injuries: Clinical Practice Guideline. Emily Haesler (Ed.) EPUAP/NPIAP/PPPIA: 2019.
52
Smith+Nephew 2021. Clinical Support App Pilot Survey Results. Internal Report. CSD. AWM.21.002.

Patient testimonials (pages 30,36,42)

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

256	Smith+Nephew Annual Report 2022

Financial calendar

Annual General Meeting

The Company’s Annual General Meeting (‘AGM’) will be held on Wednesday, 26 April 2023 at 12:00pm at Smith+Nephew Academy London, Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE.

Please refer to the Notice of Meeting for detailed information on how to vote and submit your questions.

The meeting will commence at 12:00pm with doors opening from 11.00am. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

This report was printed by Park Communications, a certified carbon neutral print company, on Galerie Satin an FSC® certified paper. The FSC® label on this product ensures responsible use of the world’s forest resources. Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001. This publication has been manufactured using 100% offshore wind electricity sourced from UK wind. 100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy. This is a climate neutral print product for which carbon emissions have been calculated and offset by supporting recognised carbon offset projects.

Designed and Produced by Radley Yeldar.

2023
Annual General Meeting	26 April
First quarter Trading Report	26 April
Payment of 2022 final dividend	17 May
Half-year results announced	3 August[1]
Third quarter Trading Report	2 November
Payment of 2023 interim dividend	October/November
2024
Full year results announced	February[1]
Annual Report available	February/March
Annual General Meeting	April
1 Dividend declaration dates.

Smith & Nephew plc Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE, United Kingdom. T +44 (0)1923 477100 enquiries@smith-nephew.com www.smith-nephew.com

Smith & Nephew plc

Building 5, Croxley Park,
Hatters Lane, Watford,
Hertfordshire, WD18 8YE,
United Kingdom.

T +44 (0)1923 477100

enquiries@smith-nephew.com

www.smith-nephew.com

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2021 filed on March 7, 2022 (File No.1-14978)

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

Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(iii)	Material contract: Agreements and Plan of Merger dated 12 March 2019 by and among Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp., Osiris Therapeutics, Inc. and Smith & Nephew plc	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(iv)	Material contract: Note purchase agreement dated 18 December 2019 by and among Smith & Nephew plc and the purchasers listed in Schedule A	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (i)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(ii)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(iii)	Letter of Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(iv)	Smith & Nephew plc Global Share Plan 2010	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(v)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vi)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vii)	Letter of Appointment of Robin Freestone as Audit Committee Chairman	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(viii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(ix)	Letter of Appointment of Marc Owen	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(x)	Letter of Appointment of Angie Risley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xi)	Letter of Appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xii)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xiii)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xiv)	Service agreement of Roland Diggelmann	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(xv)	Letter of appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xvi)	Letter of Re-Appointment of Angie Risley	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of Marc Owen	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xviii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xix)	Service agreement of Anne-Francoise Nesmes	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xx)	Letter of appointment of Bob White	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxi)	Letter of appointment of John Ma	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxii)	Letter of appointment of Rick Medlock	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxiii)	Letter of appointment of Katarzyna Mazur-Hofsaess	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxiv)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxv)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxvi)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxvii)	The Smith & Nephew Global Share Plan 2020	Form 20-F for the year ended December 31, 2020 filed on March 1, 2021 (File No.1-14978)

	(xxviii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2021 filed on March 7, 2022 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

	(xxix)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2021 filed on March 7, 2022 (File No.1-14978)
	(xxx)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2021 filed on March 7, 2022 (File No.1-14978)

4	(c)(xxxi)	Letter of appointment of Jo Hallas	Form 20-F for the year ended December 31, 2021 filed on March 7, 2022 (File No.1-14978)

	(xxxii)	Service agreement of Deepak Nath		X

	(xxxiii)	Letter of Re-Appointment of Roberto Quarta		X

	(xxxiv)	Letter of Re-Appointment of Erik Engstrom		X

8		Principal Subsidiaries		X

12	(a)	Certification of Deepak Nath filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Anne-Francoise Nesmes filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Deepak Nath and Anne-Francoise Nesmes furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

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

Smith & Nephew plc
(Registrant)

By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Watford, England
March 6, 2023